Filed Pursuant to Rule 424(b)(3)
Registration No. 333-298914

MEDTRONIC PLC
Offer to Exchange
Up to 225,361,295 Shares of Common Stock of
MINIMED GROUP, INC.
for Outstanding Ordinary Shares of
MEDTRONIC PLC

THE EXCHANGE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, AT THE END OF THE DAY ON OCTOBER 9, 2026, UNLESS THE EXCHANGE OFFER IS EXTENDED OR TERMINATED.
Medtronic plc, an Irish public limited company (“Medtronic”), is offering to exchange (the “Exchange Offer”) up to an aggregate of 225,361,295 newly issued shares of common stock, par value $0.01 per share (“MiniMed Common Stock”), of MiniMed Group, Inc., a Delaware corporation (“MiniMed”), for outstanding ordinary shares, par value $0.0001 per share (“Medtronic Ordinary Shares”), of Medtronic that are validly tendered and not validly withdrawn. In addition, if the Exchange Offer is oversubscribed, Medtronic may, without extending the Exchange Offer period, decide to accept an additional number of Medtronic Ordinary Shares that are validly tendered and not validly withdrawn not to exceed two percent of the total outstanding Medtronic Ordinary Shares (the “De Minimis Increase Amount”). If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount constituting all of Medtronic’s remaining interest in MiniMed.
This Exchange Offer is intended to permit you to exchange your Medtronic Ordinary Shares for shares of MiniMed Common Stock at a 7% discount to the per-share market value of MiniMed Common Stock through an exchange ratio calculated as set forth in this prospectus, subject to the upper limit described below. For each $100 of Medtronic Ordinary Shares accepted in this Exchange Offer, you will receive approximately $107.53 of MiniMed Common Stock, subject to an upper limit of 4.5939 shares of MiniMed Common Stock per Medtronic Ordinary Share. This Exchange Offer does not provide for a lower limit or minimum exchange ratio. See “The Exchange Offer—Terms of the Exchange Offer.” IF THE UPPER LIMIT IS IN EFFECT, YOU MAY RECEIVE LESS THAN $107.53 OF MINIMED COMMON STOCK FOR EACH $100 OF MEDTRONIC ORDINARY SHARES THAT YOU TENDER, AND YOU COULD RECEIVE MUCH LESS.
The value of the Medtronic Ordinary Shares and the MiniMed Common Stock for purposes of the preceding paragraph and this Exchange Offer will be determined by reference to the simple arithmetic average of the daily volume-weighted average prices (“VWAPs”) of Medtronic Ordinary Shares (the “Average MDT Price”) on the New York Stock Exchange (the “NYSE”) and MiniMed Common Stock (the “Average MMED Price”) on the Nasdaq Global Select Market (“Nasdaq”) during the three consecutive trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer (the “Averaging Dates” and this three-day period, the “Averaging Period”), which, if the Exchange Offer is not extended or terminated, would be October 5, October 6, and October 7, 2026. See “The Exchange Offer—Terms of the Exchange Offer.” The exchange ratio will value Medtronic Ordinary Shares at 100% of the Average MDT Price and will value MiniMed Common Stock at 93% of the Average MMED Price. Therefore, the exchange ratio will offer MiniMed Common Stock at a discount from the market value reflected in the Average MMED Price.
Medtronic Ordinary Shares are listed on the NYSE under the symbol “MDT.” MiniMed Common Stock is listed on Nasdaq under the symbol “MMED.” On September 11, 2026, the last reported sale prices of Medtronic Ordinary Shares and MiniMed Common Stock were $90.96 per share on the NYSE and $22.50 per share on Nasdaq, respectively. The indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq on September 11, 2026, based on the VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock on September 9, September 10, and September 11, 2026, would have provided for 4.3599 shares of MiniMed Common Stock to be exchanged for every Medtronic Ordinary Share accepted.
The final exchange ratio, including whether the upper limit on the number of shares of MiniMed Common Stock that can be received for each Medtronic Ordinary Share tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). To the extent feasible, Medtronic intends to announce the final exchange ratio (and whether the upper limit is in effect) in the evening, New York City time, on the second trading day immediately preceding the expiration date. At such time, the final exchange ratio will be announced by press release and available at http://www.dfking.com/MDTSeparation and from the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States). Throughout the Exchange Offer, indicative exchange ratios (calculated in the manner described in this prospectus) will also be available on that website and from the information agent.
Fractional shares of MiniMed Common Stock will not be issued in the Exchange Offer. The exchange agent, acting as agent for Medtronic shareholders otherwise entitled to receive fractional shares of MiniMed Common Stock, will aggregate all newly issued shares of MiniMed Common Stock that would otherwise have been issued to Medtronic shareholders as fractional shares and cause them to be sold in the open market for the accounts of the Medtronic shareholders who would have been entitled to receive them. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each Medtronic shareholder entitled thereto in accordance with the shareholder’s proportional interest in the aggregate number of shares sold.
Medtronic is authorized under Article 12 of its articles of association, as they may be amended from time to time (the “Articles of Association”), to effect acquisitions of Medtronic Ordinary Shares as redemptions and any acquisitions of Medtronic Ordinary Shares pursuant to the Exchange Offer will be effected by redemption. References in this prospectus to an “acquisition,” “repurchase,” “acceptance,” “exchange,” or “tender” mean a “redemption,” “acceptance for redemption,” “exchange for redemption,” or “tender for redemption” as the context permits, and similar terms shall be construed accordingly. The proper tendering or deemed tendering of Medtronic Ordinary Shares pursuant to the Exchange Offer shall constitute an agreement, transaction, or trade with Medtronic within the meaning of Article 12 of Medtronic’s Articles of Association and such Medtronic Ordinary Shares shall be deemed to be Redeemable Shares within the meaning of Medtronic’s Articles of Association. Medtronic will cancel Medtronic Ordinary Shares that are redeemed pursuant to the Exchange Offer.
You should read carefully the terms and conditions of the Exchange Offer described in this prospectus. None of Medtronic, MiniMed, any of their respective directors or officers, any of the dealer managers, or any other person makes any recommendation as to whether you should tender all, some, or none of your Medtronic Ordinary Shares. You must make your own decision after reading this document and consulting with your advisors.
Medtronic’s obligation to exchange shares of MiniMed Common Stock for Medtronic Ordinary Shares is subject to the conditions listed under “The Exchange Offer—Conditions to Completion of the Exchange Offer.”

See “Risk Factors” beginning on page 21 for a discussion of factors that you should consider in connection with the Exchange Offer.

Neither the Securities and Exchange Commission nor any state securities commission or other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.
This prospectus does not constitute a prospectus for the purposes of the Irish Companies Act 2014 (as amended) (the “Irish Companies Act”), the EU Prospectus Regulation (EU) 2017/1129 (as amended) (the “Prospectus Regulation”), the European Union (Prospectus) Regulations 2019 of Ireland (as amended), or the Central Bank (Investment Market Conduct) Rules 2019 of Ireland. This prospectus has not been approved by the Central Bank of Ireland, as competent authority under the Prospectus Regulation, or any equivalent authority in a European Economic Area member state.

The dealer managers for the Exchange Offer are:

Goldman Sachs & Co. LLC	BofA Securities
Prospectus dated October 5, 2026

This prospectus incorporates by reference important business and financial information about Medtronic from documents filed with the Securities and Exchange Commission (the “SEC”) that have not been included herein or delivered herewith. This information is available without charge at the website that the SEC maintains at www.sec.gov, as well as from other sources. See “Incorporation by Reference.” Information about Medtronic contained on the SEC’s website or that can be accessed through such website does not constitute a part of this prospectus or the registration statement of which this prospectus forms a part. In addition, you may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus from Medtronic, without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States). In order to receive timely delivery of those materials, you should make your requests no later than five business days before expiration of the Exchange Offer.
This prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any Medtronic Ordinary Shares in any jurisdiction in which the offer, sale, or exchange is not permitted.
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Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Medtronic Ordinary Shares or MiniMed Common Stock that may apply in their home countries. Medtronic and MiniMed and the dealer managers cannot provide any assurance about whether such limitations exist.
This prospectus does not constitute a prospectus for the purposes of the Irish Companies Act, the Prospectus Regulation, the European Union (Prospectus) Regulations 2019 of Ireland (as amended), or the Central Bank (Investment Market Conduct) Rules 2019 of Ireland. This prospectus has not been approved by the Central Bank of Ireland, as competent authority under the Prospectus Regulation, or any equivalent authority in a European Economic Area (“EEA”) member state.

ABOUT THIS PROSPECTUS
Unless otherwise indicated or the context otherwise requires, (1) references in this prospectus to “Medtronic” or “Parent” refer to Medtronic plc, an Irish public limited company, and its consolidated subsidiaries other than MiniMed Group, Inc. and MiniMed Group, Inc.’s consolidated subsidiaries, (2) references in this prospectus to “MiniMed” refer to MiniMed Group, Inc., a Delaware corporation, and its consolidated subsidiaries, and (3) references in this prospectus to the “Diabetes Operating Unit” refer to the business that was transferred to MiniMed in connection with the Separation, primarily representing Medtronic’s former global diabetes business (the “Diabetes Business”). Unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus that the Exchange Offer is fully subscribed and that all shares of MiniMed Common Stock offered in this Exchange Offer by Medtronic are issued pursuant to the Exchange Offer.
The “Divestment” refers collectively to the generally tax-free transaction by Medtronic, following the completion of MiniMed’s initial public offering (“IPO”) on March 9, 2026, by distributing to its shareholders all or a portion of Medtronic’s remaining equity interest in MiniMed, which may be structured as a spin-off, in which Medtronic would make a pro rata distribution of MiniMed Common Stock to all Medtronic shareholders, or a split-off, in which Medtronic would effect an exchange of Medtronic Ordinary Shares for shares of MiniMed Common Stock (including pursuant to this Exchange Offer), or any combination thereof.
Trademarks, Tradenames, and Service Marks
The trademarks, tradenames, and service marks of MiniMed appearing in this prospectus are, as applicable, MiniMed’s property or licensed to MiniMed. The name and mark, Medtronic, and other trademarks, tradenames, and service marks of Medtronic appearing in this prospectus are the property of Medtronic. Solely for convenience, trademarks, tradenames, and service marks referred to in this prospectus may appear without the “®,” “™,” or “℠” symbols, but such references are not intended to indicate, in any way, that MiniMed will not assert, to the fullest extent possible under applicable law, MiniMed’s rights or the rights of the applicable licensor to these trademarks, tradenames, and service marks. This prospectus also contains additional trademarks, tradenames, and service marks belonging to other parties. MiniMed does not intend its use or display of these other parties’ trademarks, tradenames, or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of MiniMed by, such other parties.
Non-GAAP Financial Measures
This prospectus contains certain financial measures, including Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA, that are not required by, or prepared in accordance with, accounting principles generally accepted in the United States (“U.S. GAAP”). These measures are referred to as “non-GAAP” financial measures. These are supplemental financial measures and should not be viewed as a substitute for GAAP financial measures. Although MiniMed uses these non-GAAP financial measures when planning, monitoring, and evaluating its performance, any analysis of non-GAAP financial measures should be used only in conjunction with results presented in accordance with GAAP. The non-GAAP financial measures MiniMed presents may not be comparable to similarly named measures reported by other companies.
See “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MiniMed—Non-GAAP Measures” for definitions of these non-GAAP measures, information about how and why MiniMed uses these non-GAAP measures, and a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP.

INCORPORATION BY REFERENCE
The SEC allows certain information to be “incorporated by reference” into this prospectus by Medtronic, which means that Medtronic can disclose important information to you by referring you to another document it has separately filed with the SEC. The information incorporated by reference is deemed to be part of this prospectus, except for any information superseded by information contained directly in this prospectus. This prospectus incorporates by reference the documents set forth below that Medtronic has previously filed with the SEC. These documents contain important information about Medtronic, its business, results of operations, and financial condition:
Medtronic SEC Filings
•Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 24, 2026;
•The information specifically incorporated by reference into Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 24, 2026 from Medtronic’s definitive proxy statement for the 2026 Annual General Meeting of Shareholders;
•Medtronic’s Quarterly Report on Form 10-Q for the fiscal quarter ended July 31, 2026; and
•Medtronic’s Current Reports on Form 8-K filed May 18, 2026 and September 17, 2026.
All documents filed by Medtronic pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), from the date of this prospectus to the date that the Exchange Offer is terminated or expires shall also be deemed to be incorporated into this prospectus by reference (except for any information therein which has been furnished rather than filed). Subsequent filings with the SEC will automatically modify and supersede the information in this prospectus.
Documents incorporated by reference are available without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States). In order to receive timely delivery of those materials, you must make your requests no later than five business days before the expiration of the Exchange Offer.
Where You Can Find More Information About Medtronic and MiniMed
Medtronic and MiniMed file annual, quarterly, and current reports, proxy statements, and other information with the SEC under the Exchange Act. You may access this information on the SEC’s website, which contains reports, proxy statements, and other information that Medtronic and MiniMed file electronically with the SEC. The address of that website is www.sec.gov. You may also consult Medtronic and MiniMed’s websites for more information about Medtronic and MiniMed, respectively. Medtronic’s website is www.medtronic.com. MiniMed’s website is www.minimed.com. Information included on these websites is not incorporated by reference into this prospectus.
MiniMed has filed a registration statement on Form S-4 under the Securities Act of 1933, as amended (the “Securities Act”), of which this prospectus forms a part, to register with the SEC the shares of MiniMed Common Stock to be issued to Medtronic shareholders pursuant to the Exchange Offer. Medtronic has filed a Tender Offer Statement on Schedule TO with the SEC with respect to the Exchange Offer. This prospectus constitutes Medtronic’s offer to exchange, in addition to being a prospectus of MiniMed. This prospectus does not contain all of the information set forth in the registration statement, the exhibits to the registration statement, or the Schedule TO, selected portions of which are omitted from this prospectus in accordance with the rules and regulations of the SEC. For further information pertaining to Medtronic, Medtronic Ordinary Shares, MiniMed, and MiniMed Common Stock, reference is made to the registration statement and its exhibits and the Schedule TO. Statements contained in this prospectus or in any document incorporated herein by reference as to the contents of any contract or other document referred to in this prospectus or other documents that are incorporated herein by reference are not necessarily complete and, in each instance, reference is made to the copy of the applicable contract or other document filed as an exhibit to the registration statement or otherwise filed with the SEC. Each such statement contained in this prospectus is qualified in its entirety by reference to the underlying documents.
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QUESTIONS AND ANSWERS ABOUT THE EXCHANGE OFFER
Medtronic has decided to offer to exchange a portion of its remaining interest in MiniMed Common Stock as of the commencement of the Exchange Offer, consisting of 225,361,295 newly issued shares of MiniMed Common Stock, which represents approximately 80.1% of the total outstanding shares of MiniMed Common Stock as of September 3, 2026, for outstanding Medtronic Ordinary Shares. Following the Exchange Offer, assuming the Exchange Offer is oversubscribed and Medtronic exchanges all of its remaining interest in MiniMed, MiniMed will be independent from Medtronic, except that certain agreements between Medtronic and MiniMed will remain in place, and one or more Medtronic officers and directors are expected to continue to serve on MiniMed’s board of directors. If Medtronic retains an interest in MiniMed following the Exchange Offer, one or more Medtronic directors are expected to continue to serve on MiniMed’s board of directors. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Relationship between Medtronic and MiniMed” and “Management of MiniMed—Composition of MiniMed’s Board of Directors; Classes of Directors.” The following are answers to common questions about the Exchange Offer.
1.Why has Medtronic decided to divest MiniMed through the Exchange Offer?
Medtronic has decided to commence the Exchange Offer as part of the Divestment of MiniMed, which Medtronic intends to effect in a tax-efficient manner, with the goal of creating a more focused Medtronic, with a more simplified portfolio in high margin growth markets. At the same time, the Exchange Offer will create an independent, scaled leader in Diabetes therapies, focused on accelerating innovation and differentiated as the first company to commercialize a complete ecosystem to address intensive insulin management.
Medtronic believes that the Divestment will, among other things, enable MiniMed to make more focused investment into its pipeline and create a MiniMed stockholder base aligned with MiniMed’s business and financial profile.
Medtronic believes that the Exchange Offer is a tax-efficient way to divest all or a portion of its remaining interest in MiniMed. The Exchange Offer is expected to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Internal Revenue Code of 1986, as amended (the “Code”), and thus will give Medtronic’s shareholders an opportunity to adjust their current Medtronic investment between Medtronic and MiniMed in a tax-free manner for U.S. federal income tax purposes (except with respect to any cash payments in lieu of fractional shares).
The Exchange Offer also presents an opportunity for Medtronic to acquire a high number of outstanding Medtronic Ordinary Shares (thereby reducing the total number of Medtronic Ordinary Shares outstanding) at one time, and in one transaction, without reducing Medtronic’s cash.
2.What is the main way that the relationship between Medtronic and MiniMed will change after the Exchange Offer is completed?
Following the completion of the Exchange Offer, assuming the Exchange Offer is fully subscribed and Medtronic does not accept any additional Medtronic Ordinary Shares, Medtronic will own approximately 9.76% of outstanding MiniMed Common Stock, based on the number of shares of outstanding MiniMed Common Stock as of September 3, 2026, and MiniMed will be independent from Medtronic, except that certain agreements between Medtronic and MiniMed will remain in place. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Relationship between Medtronic and MiniMed.” Medtronic may decide to (and currently intends to) accept an additional number of Medtronic Ordinary Shares up to the De Minimis Increase Amount, which amount may result in Medtronic exchanging all of its remaining interest in MiniMed. See “—16. Will all the Medtronic Ordinary Shares that I tender be accepted in the Exchange Offer?”
3.Will dividends be paid on MiniMed Common Stock?
MiniMed does not expect to pay dividends on MiniMed Common Stock for the foreseeable future. Instead, MiniMed anticipates that all of its earnings in the foreseeable future, if any, will be used for the operation and growth of its business. Any future determination to pay dividends on MiniMed Common Stock will be at the discretion of MiniMed’s board of directors and will depend upon many factors, including MiniMed’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing its indebtedness, general economic and business conditions, industry practice, legal requirements, and other factors that MiniMed’s board may deem relevant. See “Risk Factors—Risks Related to the Exchange Offer and Ownership of MiniMed Common Stock—MiniMed does not expect to pay dividends on MiniMed Common Stock for the foreseeable future. As a result, your ability to achieve a return on shares of MiniMed Common Stock that you hold will depend on appreciation in the market price of MiniMed Common Stock.”
4.If I participate in the Exchange Offer, will I receive dividends on Medtronic Ordinary Shares declared prior to the completion of the Exchange Offer?
On August 20, 2026, Medtronic’s board of directors approved a quarterly cash dividend of $0.72 per Medtronic Ordinary Share. The dividend is payable on October 16, 2026, to shareholders of record at the close of business on September 25, 2026. Because the record date for Medtronic’s quarterly dividend payable on October 16, 2026 occurred prior to the completion of the Exchange Offer, holders who validly tendered their Medtronic Ordinary Shares for shares of MiniMed Common Stock in the Exchange Offer will receive such dividend on any such validly tendered Medtronic Ordinary Shares.
5.Who may participate in the Exchange Offer and will it be extended outside the United States?
Any U.S. holder of Medtronic Ordinary Shares during the Exchange Offer period, which will be at least 20 business days, may participate in the Exchange Offer, including directors and officers of MiniMed and its subsidiaries as well as of Medtronic’s subsidiaries, subject to other limited exceptions. The directors of Medtronic plc do not intend to tender their Medtronic Ordinary Shares in the Exchange Offer.
This includes Medtronic Ordinary Shares purchased during offering periods under the 2024 Medtronic plc Employee Share Purchase Plan (the “Medtronic ESPP”) that have satisfied the required one-year holding period under the Medtronic ESPP. Holders of Medtronic stock options, restricted stock units (“RSUs”), and performance-based RSUs (“PSUs”) that have not vested and settled prior to two trading days prior to the expiration of the Exchange Offer are not eligible to participate in the Exchange Offer with the shares underlying such awards. Holders of vested but unexercised Medtronic stock options that wish to participate in the Exchange Offer using shares underlying such options must exercise their options no later than 4:00 p.m., New York City time, at least two trading days prior to the expiration of the Exchange Offer, such that the Medtronic Ordinary Shares are received in the holder’s account with enough time to tender the Medtronic Ordinary Shares in accordance with the instructions for tendering available from your broker or account administrator.
Although Medtronic may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange, and it is not a solicitation of an offer to buy or exchange, any Medtronic Ordinary Shares in any jurisdiction in which such offer, sale, or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which Medtronic Ordinary Shares are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Medtronic has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Medtronic Ordinary Shares in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Medtronic or MiniMed to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Medtronic or MiniMed to take any action to facilitate a public offering in that country or otherwise. Medtronic will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Medtronic Ordinary Shares or MiniMed Common Stock that may apply in their home countries. Medtronic, MiniMed, and the dealer managers cannot provide any assurance about whether such limitations exist.
Participants in the Medtronic ESPP who wish to tender Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP that have satisfied the one-year holding period pursuant to the Exchange Offer should follow the separate instructions and procedures provided to them by or on behalf of their applicable plan administrator. Such participants may direct the applicable plan administrator to tender all, some or none of the Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP, subject to certain limitations. Such tenders may require additional time or have additional procedures, and such participants must follow any special instructions (including any deadlines) provided to them, unless the Exchange Offer is extended. If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of a participant’s direction also may be extended.
6.How many shares of MiniMed Common Stock will I receive for my Medtronic Ordinary Shares accepted in the Exchange Offer?
Unless the upper limit discussed below is in effect, the Exchange Offer is intended to permit you to exchange your Medtronic Ordinary Shares for shares of MiniMed Common Stock so that for each $100 of Medtronic Ordinary Shares accepted in this Exchange Offer, you will receive approximately $107.53 of MiniMed Common Stock based on the calculated per-share values determined by reference to the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq during the Averaging Period (the three consecutive trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer), which, if the Exchange Offer is not extended or terminated, would be October 5, October 6, and October 7, 2026. If the Averaging Dates had been September 9, September 10, and September 11, 2026, you would have received 4.3599 shares of MiniMed Common Stock for each Medtronic Ordinary Share that you exchanged.
Please note, however, that the number of shares you can receive is subject to an upper limit of 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less. The Exchange Offer does not provide for a lower limit or minimum exchange ratio. In addition, because the Exchange Offer is subject to proration if it is oversubscribed, the number of Medtronic Ordinary Shares that Medtronic accepts in the Exchange Offer may be less than the number of shares you tender.
The exchange ratio will value Medtronic Ordinary Shares at 100% of the Average MDT Price and will value MiniMed Common Stock at 93% of the Average MMED Price. Therefore, the exchange ratio will offer MiniMed Common Stock at a discount from the market value reflected in the Average MMED Price.
The final exchange ratio, including whether the upper limit on the number of shares of MiniMed Common Stock that can be received for each Medtronic Ordinary Share tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). To the extent feasible, Medtronic intends to announce the final exchange ratio (and whether the upper limit is in effect) in the evening, New York City time, on the second trading day immediately preceding the expiration date. At such time, the final exchange ratio will be announced by press release and available at http://www.dfking.com/MDTSeparation and from the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States). If the upper limit is in effect at that time, the final exchange ratio will be fixed at the upper limit, which means that you will receive 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer.
7.What is the upper limit on the number of shares of MiniMed Common Stock I can receive for each Medtronic Ordinary Share that I tender and why is there an upper limit?
The number of shares of MiniMed Common Stock you can receive is subject to an upper limit of 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less.
This upper limit represents a 12% discount for shares of MiniMed Common Stock based on the closing prices of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq on September 11, 2026 (the last NYSE and Nasdaq trading day immediately preceding the date of the commencement of the Exchange Offer). Medtronic set this upper limit to ensure that any unusual or unexpected decrease in the trading price of MiniMed Common Stock, relative to the trading price of Medtronic Ordinary Shares, during the Exchange Offer period would not result in an unduly high number of shares of MiniMed Common Stock being exchanged for each Medtronic Ordinary Share accepted in the Exchange Offer.
8.What will happen if the upper limit is in effect?
Medtronic will announce whether the upper limit on the number of shares that can be received for each Medtronic Ordinary Share validly tendered is in effect at http://www.dfking.com/MDTSeparation and by press release no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). If the upper limit is in effect at that time, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less.
9.How are the Average MDT Price and Average MMED Price determined for purposes of calculating the number of shares of MiniMed Common Stock to be received for each Medtronic Ordinary Share accepted in the Exchange Offer?
The Average MDT Price and Average MMED Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq, respectively, during the Averaging Period (the three consecutive trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer). Medtronic will determine the simple arithmetic average of the VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock, and such determination will be final. If the Exchange Offer is not extended or terminated, the Averaging Period would be October 5, October 6, and October 7, 2026. If the upper limit is in effect, then the final exchange ratio will be fixed at the upper limit, which means that you will receive 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. Any changes in the prices of Medtronic Ordinary Shares and MiniMed Common Stock between the conclusion of the Averaging Period and the expiration of the Exchange Offer will not affect the final exchange ratio.
10.What is the daily volume-weighted average price or “VWAP”?
The daily VWAPs for Medtronic Ordinary Shares and MiniMed Common Stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE and Nasdaq, respectively, during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE or Nasdaq, as applicable), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE or Nasdaq, as applicable), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg

L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “MDT UN” with respect to Medtronic Ordinary Shares and “MMED UW” with respect to MiniMed Common Stock (or any other recognized quotation source selected by Medtronic in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Medtronic will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.
A website will be maintained at http://www.dfking.com/MDTSeparation that will provide daily VWAPs of both Medtronic Ordinary Shares and MiniMed Common Stock during the pendency of the Exchange Offer. You may also contact the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States) to obtain this information.
11.How and when will I know the final exchange ratio?
The final exchange ratio that determines the number of shares of MiniMed Common Stock that you will receive for each Medtronic Ordinary Share accepted in the Exchange Offer, including whether the upper limit on the number of shares of MiniMed Common Stock that can be received for each Medtronic Ordinary Share tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). To the extent feasible, Medtronic intends to announce the final exchange ratio (and whether the upper limit is in effect) in the evening, New York City time, on the second trading day immediately preceding the expiration date. At such time, the final exchange ratio will be announced by press release and available at http://www.dfking.com/MDTSeparation and from the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States). If the upper limit is in effect at that time, the final exchange ratio will be fixed at the upper limit, which means that you will receive 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer.
12.Will indicative exchange ratios be provided during the Exchange Offer period?
Yes. A website will be maintained at http://www.dfking.com/MDTSeparation that will provide the daily VWAPs of both Medtronic Ordinary Shares and MiniMed Common Stock during the pendency of the Exchange Offer. You may also contact the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States) to obtain this information.
Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Medtronic Ordinary Shares and MiniMed Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.
During the first two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average MDT Price and Average MMED Price, as calculated by Medtronic based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Medtronic in its sole discretion if such source is not available or is manifestly erroneous). The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares of MiniMed Common Stock that can be received for
x

each Medtronic Ordinary Share validly tendered is in effect, will be announced by press release and be available on the website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026).
In addition, a table indicating the number of shares of MiniMed Common Stock that you would receive per Medtronic Ordinary Share, calculated on the basis described above and taking into account the upper limit, assuming a range of averages of the VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock during the Averaging Period, is provided herein for purposes of illustration. See “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio.”
13.What if the trading market in either Medtronic Ordinary Shares or MiniMed Common Stock is disrupted on one or more days during the Averaging Period?
If a market disruption event (as defined below under “The Exchange Offer—Terms of the Exchange Offer—Final Exchange Ratio”) occurs with respect to Medtronic Ordinary Shares or MiniMed Common Stock on any day during the Averaging Period, the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock will be determined using the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Medtronic decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs, Medtronic may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”
14.Are there circumstances under which I would receive fewer shares of MiniMed Common Stock than I would have received if the exchange ratio were determined using the closing prices of Medtronic Ordinary Shares and MiniMed Common Stock on the expiration date of the Exchange Offer?
Yes. For example, if the trading price of Medtronic Ordinary Shares were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 8 and October 9, 2026), the Average MDT Price would likely be lower than the closing price of Medtronic Ordinary Shares on the expiration date of the Exchange Offer. As a result, you may receive fewer dollars of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares than you would otherwise receive if the Average MDT Price were calculated on the basis of the closing price of Medtronic Ordinary Shares on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of MiniMed Common Stock were to decrease during the last two days of the Exchange Offer, the Average MMED Price would likely be higher than the closing price of MiniMed Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares than you would otherwise receive if the Average MMED Price were calculated on the basis of the closing price of shares of MiniMed Common Stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer.”
15.Will I receive any fractional shares of MiniMed Common Stock in the Exchange Offer?
No. Fractional shares of MiniMed Common Stock will not be issued in the Exchange Offer. Instead, you will receive cash in lieu of fractional shares. The exchange agent, acting as agent for Medtronic shareholders otherwise entitled to receive fractional shares of MiniMed Common Stock, will aggregate all newly issued shares of MiniMed Common Stock that would otherwise have been issued to Medtronic shareholders as fractional shares and cause them to be sold in the open market for the accounts of the Medtronic shareholders who would have been entitled to receive them. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of MiniMed Common Stock. As a result, Medtronic shareholders may not receive fractional share proceeds at the same time they receive shares of MiniMed Common Stock.

16.Will all the Medtronic Ordinary Shares that I tender be accepted in the Exchange Offer?
Not necessarily. The maximum number of Medtronic Ordinary Shares that will be accepted if the Exchange Offer is completed will be equal to the number of shares of MiniMed Common Stock offered by Medtronic in the Exchange Offer divided by the final exchange ratio (which will be subject to the upper limit). Medtronic is offering 225,361,295 newly issued shares of MiniMed Common Stock. Accordingly, assuming Medtronic does not increase the number of Medtronic Ordinary Shares being sought by the De Minimis Increase Amount, the highest possible number of Medtronic Ordinary Shares that will be accepted equals 225,361,295 divided by the final exchange ratio. Depending on the number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn, and the Average MDT Price and Average MMED Price, Medtronic may have to limit the number of Medtronic Ordinary Shares that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described under “The Exchange Offer—Terms of the Exchange Offer—Proration; Odd-Lots.”
If the Exchange Offer is oversubscribed, pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Exchange Act, Medtronic may decide to (and currently intends to) accept an additional number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn not to exceed the De Minimis Increase Amount without extending the Exchange Offer period. For example, assuming that the Exchange Offer is oversubscribed and the final exchange ratio is 4.5939 (the upper limit for shares of MiniMed Common Stock that could be exchanged for one Medtronic Ordinary Share), Medtronic may exchange up to an additional 27,452,053 shares of MiniMed Common Stock, which amount constitutes all of Medtronic’s remaining interest in MiniMed, in exchange for an additional 5,975,762 Medtronic Ordinary Shares, which is less than two percent of the total outstanding Medtronic Ordinary Shares. Medtronic may increase the amount of Medtronic Ordinary Shares being sought in the Exchange Offer by some or all of the De Minimis Increase Amount without extending the Exchange Offer period.
17.Are there any conditions to Medtronic’s obligation to complete the Exchange Offer?
Yes. Medtronic is not required to complete the Exchange Offer unless the conditions described under “The Exchange Offer—Conditions to Completion of the Exchange Offer” are satisfied or, where legally permitted, waived before the expiration of the Exchange Offer. For example, Medtronic is not required to complete the Exchange Offer unless, among other things, (1) at least 112,680,647 shares of MiniMed Common Stock will be issued in exchange for Medtronic Ordinary Shares that are validly tendered and not validly withdrawn in the Exchange Offer and (2) Medtronic receives an opinion from Skadden, Arps, Slate, Meagher & Flom LLP (“Skadden”) to the effect that the Exchange Offer will qualify as a tax-free transaction for U.S. federal income tax purposes to Medtronic and holders of Medtronic Ordinary Shares that participate in the Exchange Offer under Section 355 of the Code, except with respect to the receipt of cash in lieu of fractional shares (the “Tax Opinion”). The required minimum number of Medtronic Ordinary Shares that must be validly tendered and not validly withdrawn in order for at least 112,680,647 shares of MiniMed Common Stock to be issued in the Exchange Offer is referred to as the “Minimum Amount.” Medtronic may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions. MiniMed has no right to waive any of the conditions to the Exchange Offer.
18.How many Medtronic Ordinary Shares will Medtronic acquire if the Exchange Offer is completed?
The number of Medtronic Ordinary Shares that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of Medtronic Ordinary Shares validly tendered and not validly withdrawn. The maximum number of Medtronic Ordinary Shares that will be accepted if the Exchange Offer is completed will be equal to the number of shares of MiniMed Common Stock offered by Medtronic in the Exchange Offer divided by the final exchange ratio (which will be subject to the upper limit). Medtronic is offering 225,361,295 newly issued shares of MiniMed Common Stock. Accordingly, the highest possible number of Medtronic Ordinary Shares that will be accepted equals 225,361,295 (assuming Medtronic does not increase the number of Medtronic Ordinary Shares being sought by the De Minimis Increase Amount) divided by the final exchange ratio. For example, assuming that the final exchange ratio is 4.5939 (the upper limit for shares of MiniMed Common Stock that could be exchanged for one Medtronic Ordinary Share), then Medtronic would accept up to 49,056,639 Medtronic Ordinary Shares. Medtronic Ordinary Shares acquired in the Exchange Offer will be redeemed and cancelled.

If the Exchange Offer is oversubscribed, pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Exchange Act, Medtronic may decide to (and currently intends to) accept an additional number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn not to exceed the De Minimis Increase Amount without extending the Exchange Offer period. For example, assuming that the Exchange Offer is oversubscribed and the final exchange ratio is 4.5939 (the upper limit for shares of MiniMed Common Stock that could be exchanged for one Medtronic Ordinary Share), Medtronic may exchange up to an additional 27,452,053 shares of MiniMed Common Stock, which amount constitutes all of Medtronic’s remaining interest in MiniMed, in exchange for an additional 5,975,762 Medtronic Ordinary Shares, which is less than two percent of the total outstanding Medtronic Ordinary Shares. Medtronic may increase the amount of Medtronic Ordinary Shares being sought in the Exchange Offer by some or all of the De Minimis Increase Amount without extending the Exchange Offer period.
19.What happens if the Exchange Offer is undersubscribed or is fully subscribed but not sufficiently oversubscribed to permit all MiniMed Common Stock held by Medtronic to be exchanged?
If the Exchange Offer is consummated but less than 80.1% of the outstanding shares of MiniMed Common Stock are exchanged because the Exchange Offer is not fully subscribed, Medtronic intends to effect a subsequent spin-off occurring on the same day the Exchange Offer is consummated. See “Potential Additional Divestment of MiniMed Common Stock.”
In the event that Medtronic continues to hold any interest in MiniMed following the Exchange Offer and spin-off described above (including if the Exchange Offer is not sufficiently oversubscribed to permit Medtronic to divest its remaining interest in MiniMed through the acceptance of an additional number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn not to exceed the De Minimis Increase Amount), Medtronic intends to divest the shares of MiniMed Common Stock that Medtronic continues to beneficially own through a subsequent spin-off, split-off, a transaction in which MiniMed Common Stock is used to retire certain outstanding debt of Medtronic plc (including debt treated as issued by Medtronic plc for U.S. federal income tax purposes) (a “debt-for-equity exchange”), or any combination of these potential transactions (any such transaction or combination of transactions, a “clean-up divestment”).
Because the spin-off described above or any other clean-up divestment will occur following the completion of the Exchange Offer, with respect to such spin-off or any such clean-up divestment that involves a distribution or offer to Medtronic shareholders, holders of Medtronic Ordinary Shares validly tendered and accepted and exchanged in the Exchange Offer will not be able to participate in such transactions to the extent that any such method of divestment would be open to holders of Medtronic Ordinary Shares (unless they hold Medtronic Ordinary Shares that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).
In such event, Medtronic and MiniMed, as applicable, will file any documents required by U.S. securities laws in connection with a spin-off or other clean-up divestment and will not rely on this prospectus or the registration statement of which it forms a part in connection with such divestment.
20.What happens if the Exchange Offer is oversubscribed and Medtronic is unable to accept all tenders of Medtronic Ordinary Shares at the final exchange ratio?
In that case, all Medtronic Ordinary Shares that are validly tendered and not validly withdrawn will generally be accepted for exchange on a pro rata basis in proportion to the number of shares validly tendered, which is referred to as “proration.” Medtronic shareholders who beneficially own “odd-lots” (less than 100 shares) of Medtronic Ordinary Shares and who validly tender all of their shares will not be subject to proration. For instance, if you beneficially own 50 Medtronic Ordinary Shares and tender all 50 shares, your odd-lot will not be subject to proration. If, however, you hold less than 100 Medtronic Ordinary Shares but do not tender all of your shares, you will be subject to proration to the same extent as holders of 100 or more Medtronic Ordinary Shares if the Exchange Offer is oversubscribed. Direct or beneficial holders of 100 or more Medtronic Ordinary Shares will be subject to proration.
Proration for each tendering shareholder will be based on the number of Medtronic Ordinary Shares validly tendered by that shareholder in the Exchange Offer, and not on that shareholder’s aggregate ownership of Medtronic Ordinary Shares. Any Medtronic Ordinary Shares not accepted for exchange as a result of proration will be returned to tendering shareholders. Medtronic will announce its preliminary determination, if any, of the extent to which tenders will be prorated by press release by 9:00 a.m., New York City time, on the business day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). This preliminary determination is referred to as the “preliminary proration factor.” Medtronic will announce its final determination of the extent to which tenders will be prorated by press release promptly after this determination is made. This final determination is referred to as the “final proration factor.”
21.How long will the Exchange Offer be open?
The period during which you are permitted to tender your Medtronic Ordinary Shares in the Exchange Offer will expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026), unless the Exchange Offer is extended or terminated. Medtronic may extend the Exchange Offer in the circumstances described in “The Exchange Offer—Extension; Amendment—Extension or Amendment by Medtronic.” Medtronic Ordinary Shares purchased during offering periods described under the Medtronic ESPP may be subject to additional procedures and deadlines, and such participants should follow any special instructions (including any deadlines) provided to them.
22.Under what circumstances can the Exchange Offer be extended by Medtronic?
Medtronic can extend the Exchange Offer at any time, in its sole discretion, and regardless of whether any condition to the Exchange Offer has been satisfied or, where legally permitted, waived. If Medtronic extends the Exchange Offer, it must publicly announce the extension by press release at any time prior to 9:00 a.m., New York City time, on the next business day after the previously scheduled expiration date of the Exchange Offer.
23.How do I decide whether to participate in the Exchange Offer?
Whether you should participate in the Exchange Offer depends on many factors. You should examine carefully your specific financial position, plans, and needs before you decide whether to participate, as well as the relative risks associated with an investment in Medtronic and MiniMed.
In addition, you should consider all of the factors described in “Risk Factors.” None of Medtronic, MiniMed, any of their respective directors or officers, any of the dealer managers, or any other person makes any recommendation as to whether you should tender all, some or none of your Medtronic Ordinary Shares. You must make your own decision after carefully reading this prospectus, and the documents incorporated by reference, and consulting with your advisors in light of your own particular circumstances. You are strongly encouraged to read this prospectus in its entirety, including all documents referred to herein, very carefully.
24.How do I participate in the Exchange Offer?
The procedures you must follow to participate in the Exchange Offer will depend on whether you hold your Medtronic Ordinary Shares in certificated form, in uncertificated form registered directly in your name in Medtronic’s share register (“Direct Registration Shares”), or through a broker, dealer, commercial bank, trust company, custodian, or similar institution. For specific instructions about how to participate, see “The Exchange Offer—Procedures for Tendering.”
25.Can I tender only a part of my Medtronic Ordinary Shares in the Exchange Offer?
Yes. You may tender all, some, or none of your Medtronic Ordinary Shares.
26.How can I participate in the Exchange Offer if Medtronic Ordinary Shares were purchased during offering periods under the Medtronic ESPP?
Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP that have satisfied the one-year holding period are eligible for participation in the Exchange Offer, subject to certain limitations. A Medtronic ESPP participant may direct that all, some or none of the Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP that have satisfied the one-year holding period be exchanged, subject to the rules applicable to the Medtronic ESPP. The rules and procedures for tendering Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP may be different than those described in this prospectus. For example, the process for submitting instructions to tender or withdraw the tender of Medtronic ESPP shares may be different, and the deadlines for receipt of such instructions may be earlier than the expiration date of the Exchange Offer (including any extensions thereof).
The rules applicable to the Medtronic ESPP are described in separate materials, which will be made available to the Medtronic ESPP participants. Medtronic ESPP participants should consult those additional materials together with this prospectus in deciding whether to participate in the Exchange Offer with respect to shares that they acquired under the Medtronic ESPP. See “The Exchange Offer—Procedures for Tendering.”
27.Will holders of unvested Medtronic stock options, RSUs, and PSUs have the opportunity to exchange their awards for MiniMed Common Stock in the Exchange Offer?
No. Holders of unvested Medtronic stock options, RSUs, or PSUs cannot tender the Medtronic Ordinary Shares underlying such awards in the Exchange Offer. If you hold Medtronic Ordinary Shares as a result of the vesting and settlement of RSUs or PSUs or the exercise of vested stock options, in each case, including awards that have vested and settled no later than two trading days prior to the expiration of the Exchange Offer period, these shares can be tendered in the Exchange Offer.
If you are a holder of vested and unexercised Medtronic stock options and wish to exercise such stock options and tender Medtronic Ordinary Shares received upon exercise in the Exchange Offer, you should be certain to initiate such exercise no later than 4:00 p.m., New York City time, at least two trading days prior to the expiration of the Exchange Offer, such that the Medtronic Ordinary Shares are received in your account in enough time to tender the Medtronic Ordinary Shares in accordance with the instructions for tendering available from your broker or account administrator. Exercises of Medtronic Ordinary Share stock options are subject to the terms of the applicable incentive plan, award agreement and administrative practices in an applicable holder’s jurisdiction. There are tax consequences associated with the exercise of a stock option, and individual tax circumstances may vary. You are urged to consult your tax advisor regarding the consequences of you exercising your stock options.
28.What do I do if I want to retain all of my Medtronic Ordinary Shares?
If you want to retain your Medtronic Ordinary Shares, you do not need to take any action in connection with the Exchange Offer.
29.Will I be able to withdraw the Medtronic Ordinary Shares that I tender in the Exchange Offer?
Yes. You may withdraw your tendered Medtronic Ordinary Shares at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026). If you change your mind again before the expiration of the Exchange Offer, you may re-tender your Medtronic Ordinary Shares by again following the Exchange Offer procedures, provided the shares are re-tendered prior to the expiration of the Exchange Offer.
30.Will I be able to withdraw the Medtronic Ordinary Shares that I tender in the Exchange Offer before and after the final exchange ratio has been determined?
Yes. The final exchange ratio used to determine the number of shares of MiniMed Common Stock that you will receive for each Medtronic Ordinary Share accepted in the Exchange Offer, including whether the upper limit is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). To the extent feasible, Medtronic intends to announce the final exchange ratio (and whether the upper limit is in effect) in the evening, New York City time, on the second trading day immediately preceding the expiration date. The expiration date of the Exchange Offer may be extended or the Exchange Offer may be terminated. You may withdraw your tendered Medtronic Ordinary Shares at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer, which is two trading days after the final exchange ratio has been established. If you change your mind again before the expiration of the

Exchange Offer, you may re-tender your Medtronic Ordinary Shares by again following the Exchange Offer procedures, provided the shares are re-tendered prior to the expiration of the Exchange Offer. See “The Exchange Offer—Withdrawal Rights.”
If you are a registered holder of Medtronic Ordinary Shares (which includes persons holding certificated shares and Direct Registration Shares), you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026). The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights.”
If you hold your shares through a broker, dealer, commercial bank, trust company, custodian, or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent. The Depository Trust Company (“DTC”) is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026). Such notice of withdrawal must be in the form of DTC’s notice of withdrawal. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the expiration date of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.
31.How soon will I receive delivery of my MiniMed Common Stock once I have validly tendered my Medtronic Ordinary Shares?
Following the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026), the exchange agent will cause shares of MiniMed Common Stock to be credited in book-entry form to direct registered accounts maintained by MiniMed’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) promptly after acceptance of Medtronic Ordinary Shares in the Exchange Offer and determination of the final proration factor, if any.
32.Will I be subject to U.S. federal income tax on the receipt of shares of MiniMed Common Stock in the Exchange Offer?
The Exchange Offer is conditioned upon, among other things, the receipt by Medtronic of the Tax Opinion. On the basis that the Exchange Offer qualifies as a tax-free transaction within the meaning of Section 355, for U.S. federal income tax purposes, you will not recognize any gain or loss, and no amount will be included in your income in connection with the Exchange Offer, in each case, except with respect to any cash payments in lieu of fractional shares.
See “Risk Factors—Risks Related to the Exchange Offer” and “Material U.S. Federal Income Tax Consequences” for more information regarding the Tax Opinion, and for a discussion of the material U.S. federal income tax consequences of the Exchange Offer. Holders of Medtronic Ordinary Shares should consult their tax advisors as to the particular tax consequences to them of the Exchange Offer.

33.Are there any appraisal rights for holders of Medtronic Ordinary Shares or MiniMed Common Stock?
There are no appraisal rights available to Medtronic shareholders or MiniMed stockholders in connection with the Exchange Offer.
34.What is the accounting treatment of the Exchange Offer?
Medtronic Ordinary Shares acquired in the Exchange Offer will be redeemed and cancelled. The fair value of Medtronic Ordinary Shares acquired by Medtronic through the Exchange Offer will be determined based on the market value of the Medtronic Ordinary Shares accepted in the Exchange Offer at completion of the Exchange Offer. Any difference between the net book value of MiniMed attributable to Medtronic and the market value of the Medtronic Ordinary Shares accepted at that date will be recognized by Medtronic as a gain or loss net of any direct and incremental expenses of the Exchange Offer on the disposal of its MiniMed Common Stock.
Also, following the completion of the Exchange Offer, and assuming Medtronic no longer has a controlling financial interest in MiniMed, Medtronic’s financial statements will no longer reflect the assets, liabilities, results of operations, or cash flows attributable to MiniMed in subsequent periods.
35.What will Medtronic do with the Medtronic Ordinary Shares it acquires in the Exchange Offer?
Medtronic Ordinary Shares accepted in the Exchange Offer will be redeemed and cancelled by Medtronic.
36.What is the impact of the Exchange Offer on the number of Medtronic Ordinary Shares outstanding?
Any Medtronic Ordinary Shares acquired by Medtronic in the Exchange Offer will reduce the total number of Medtronic Ordinary Shares outstanding, although Medtronic’s actual number of shares outstanding on a given date reflects a variety of factors, such as the vesting and settlement of RSUs and PSUs or the exercise of vested stock options.
37.Do the statements on the cover page regarding this prospectus being subject to change and the registration statement filed with the SEC not yet being effective mean that the Exchange Offer has not commenced?
As permitted under SEC rules, Medtronic has commenced the Exchange Offer without the registration statement, of which this prospectus forms a part, having been declared effective by the SEC. Medtronic cannot, however, complete the Exchange Offer and accept for exchange any Medtronic Ordinary Shares validly tendered and not validly withdrawn in the Exchange Offer until the registration statement is effective and the other conditions to the Exchange Offer have been satisfied or, where legally permitted, waived.
38.Where can I find out more information about Medtronic and MiniMed?
You can find out more information about Medtronic and MiniMed by reading this prospectus and, with respect to Medtronic, from various sources described in “Incorporation by Reference.”
39.Whom should I call if I have questions about the Exchange Offer or want copies of additional documents?
You may ask any questions about the Exchange Offer or request copies of the Exchange Offer documents and the other information incorporated by reference in this prospectus from Medtronic, without charge, upon written or oral request to the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States).

SUMMARY
This summary does not contain all of the information that may be important to you. You should carefully read this entire prospectus and the other documents to which it refers to understand the Exchange Offer. See “Incorporation by Reference.”
The Companies
Medtronic plc
The principal executive offices of Medtronic are located at:
Building 2, Parkmore Business Park West,
Co. Galway, H91 4K49, Ireland
Telephone: +353 1 438-1700
Medtronic plc, headquartered in Galway, Ireland, is the leading global healthcare technology company. Medtronic was founded in 1949 and today serves healthcare systems, physicians, clinicians, and patients in more than 150 countries worldwide. Medtronic remains committed to a mission written by its founder in 1960 that directs it “to contribute to human welfare by the application of biomedical engineering in the research, design, manufacture, and sale of products to alleviate pain, restore health, and extend life.”
MiniMed Group, Inc.
The principal executive offices of MiniMed are located at:
18000 Devonshire St.
Northridge, CA 91325
Telephone: (763) 514-4000
MiniMed, headquartered in Northridge, California, is a corporation incorporated in Delaware on February 27, 2025. MiniMed completed its initial public offering and its separation from Medtronic (the “Separation”) on March 9, 2026. MiniMed is a scaled global medical technology company that develops, manufactures, and markets a comprehensive suite of solutions for the management of diabetes. Since its founding more than 40 years ago by Alfred E. Mann, MiniMed has pioneered groundbreaking innovation and served the needs of its customers across the globe in service of its mission to make every day a better day for people with diabetes.
The Exchange Offer
Terms of the Exchange Offer
Medtronic is offering to exchange up to an aggregate of 225,361,295 newly issued shares of MiniMed Common Stock for outstanding Medtronic Ordinary Shares that are validly tendered and not validly withdrawn. You may tender all, some, or none of your Medtronic Ordinary Shares. In addition, if the Exchange Offer is oversubscribed, Medtronic may, without extending the Exchange Offer period, decide to accept an additional number of Medtronic Ordinary Shares up to the De Minimis Increase Amount. If the Exchange Offer is oversubscribed, Medtronic currently intends to accept an additional number of Medtronic Ordinary Shares not to exceed the De Minimis Increase Amount constituting all of Medtronic’s remaining interest in MiniMed.
Medtronic Ordinary Shares that are validly tendered and not validly withdrawn will be accepted for exchange at the final exchange ratio on the terms and conditions of the Exchange Offer and subject to the limits described below, including the proration provisions. Medtronic Ordinary Shares not accepted for exchange will be returned to the tendering shareholder promptly following the expiration or termination of the Exchange Offer, as applicable. On or prior to the time of consummation of the Exchange Offer, MiniMed will redeem a number of outstanding shares of MiniMed Common Stock held by Medtronic equal to the number of shares that are to be delivered to the participating holders of Medtronic Ordinary Shares, and issue new shares of MiniMed Common Stock in equal number to such participating holders.

Extension; Amendment; Termination
The Exchange Offer, and your withdrawal rights, will expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026). You must validly tender your Medtronic Ordinary Shares before the expiration of the Exchange Offer if you want to participate in the Exchange Offer. Medtronic may extend, amend, or terminate the Exchange Offer as described in this prospectus.
Conditions to Completion of the Exchange Offer
The Exchange Offer is subject to various conditions, including that (1) at least 112,680,647 shares of MiniMed Common Stock will be issued in exchange for Medtronic Ordinary Shares that are validly tendered and not validly withdrawn in the Exchange Offer and (2) Medtronic receives the Tax Opinion from Skadden. All conditions to the completion of the Exchange Offer must be satisfied or, where legally permitted, waived by Medtronic before the expiration of the Exchange Offer. Medtronic may waive any or all of the conditions to the Exchange Offer, subject to limited exceptions. See “The Exchange Offer—Conditions to Completion of the Exchange Offer.”
Proration; Odd-Lots
If, as of 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026), Medtronic shareholders have validly tendered more Medtronic Ordinary Shares than Medtronic accepts for exchange, Medtronic will accept for exchange the Medtronic Ordinary Shares validly tendered and not validly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of Medtronic Ordinary Shares to be accepted for exchange bears to the total number of Medtronic Ordinary Shares validly tendered and not validly withdrawn (rounded to the nearest whole number of Medtronic Ordinary Shares and subject to any adjustment necessary to ensure the exchange of all shares of newly issued MiniMed Common Stock being offered in the Exchange Offer), except for tenders of odd-lots, as described below.
Except as otherwise provided in this section, beneficial holders of less than 100 Medtronic Ordinary Shares who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Direct or beneficial holders of 100 or more Medtronic Ordinary Shares, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration.
Medtronic will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). Upon determining the number of Medtronic Ordinary Shares validly tendered for exchange, Medtronic will announce the final results, including the final proration factor, if any.
Fractional Shares
Fractional shares of MiniMed Common Stock will not be issued in the Exchange Offer. The exchange agent, acting as agent for Medtronic shareholders otherwise entitled to receive fractional shares of MiniMed Common Stock, will aggregate all newly issued shares of MiniMed Common Stock that would otherwise have been issued to Medtronic shareholders as fractional shares and cause them to be sold in the open market for the accounts of the Medtronic shareholders who would have been entitled to receive them. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of MiniMed Common Stock. As a result, Medtronic shareholders may not receive fractional share proceeds at the same time they receive shares of MiniMed Common Stock.

Procedures for Tendering
The procedures you must follow to participate in the Exchange Offer will depend on how you hold your Medtronic Ordinary Shares. For you to validly tender your Medtronic Ordinary Shares pursuant to the Exchange Offer, before the expiration of the Exchange Offer, you will need to take the following steps:
•If you hold certificates for Medtronic Ordinary Shares, you must deliver to the exchange agent at the appropriate address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the Medtronic Ordinary Shares tendered;
•If you hold Direct Registration Shares, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Because certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent;
•If you hold Medtronic Ordinary Shares through a broker, dealer, commercial bank, trust company, custodian, or similar institution, you should receive instructions from that institution on how to participate in the Exchange Offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry tendering through DTC;
•If you wish to tender Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP that have satisfied the one-year holding period, you should follow the separate instructions and procedures provided to you by or on behalf of the applicable plan administrator. Your tender may require additional time or have additional procedures, and you must follow any special instructions (including any deadlines) provided to you, unless the Exchange Offer is extended. If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of your direction also may be extended; and
•If you wish to tender your Medtronic Ordinary Shares that are in certificated form but the share certificates are not immediately available, time will not permit shares or other required documentation to reach the exchange agent before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer, or the procedure for book-entry tendering cannot be completed on a timely basis, you must follow the procedures for guaranteed delivery described under “The Exchange Offer—Procedures for Tendering—Guaranteed Delivery Procedures.”
Delivery of Shares of MiniMed Common Stock
Following the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026), outstanding shares of MiniMed Common Stock held by Medtronic will be redeemed and cancelled by MiniMed, and the exchange agent will cause newly issued shares of MiniMed Common Stock to be credited in book-entry form to direct registered accounts maintained by MiniMed’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders) promptly after acceptance of Medtronic Ordinary Shares in the Exchange Offer and determination of the final proration factor, if any. Certificates representing shares of MiniMed Common Stock will not be issued pursuant to the Exchange Offer.
Withdrawal Rights
You may withdraw your tendered Medtronic Ordinary Shares at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026). If you change your mind again before the expiration of the Exchange Offer, you may re-tender your Medtronic Ordinary Shares by again following the Exchange Offer procedures, provided the shares are re-tendered prior to the expiration of the Exchange Offer.

In order to withdraw your shares, you must provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent. The information that must be included in that notice is specified under “The Exchange Offer—Withdrawal Rights.”
If you hold your shares through a broker, dealer, commercial bank, trust company, custodian, or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.
No Appraisal Rights
No appraisal rights are available to Medtronic shareholders or MiniMed stockholders in connection with the Exchange Offer.
Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions
Although Medtronic may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any Medtronic Ordinary Shares in any jurisdiction in which such offer, sale, or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which Medtronic Ordinary Shares are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Medtronic has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Medtronic Ordinary Shares in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Medtronic or MiniMed to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Medtronic or MiniMed to take any action to facilitate a public offering in that country or otherwise. Medtronic will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Medtronic Ordinary Shares or MiniMed Common Stock that may apply in their home countries. Medtronic, MiniMed, and the dealer managers cannot provide any assurance about whether such limitations exist.
Potential Additional Divestment of MiniMed Common Stock
If the Exchange Offer is consummated but less than 80.1% of the outstanding shares of MiniMed Common Stock are exchanged because the Exchange Offer is not fully subscribed, Medtronic intends to effect a spin-off that occurs on the same day the Exchange Offer is consummated. See “Potential Additional Divestment of MiniMed Common Stock.”

In the event that Medtronic continues to hold any interest in MiniMed following the Exchange Offer and spin-off described above (including if the Exchange Offer is not sufficiently oversubscribed to permit Medtronic to divest its remaining interest in MiniMed through the acceptance of an additional number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn not to exceed the De Minimis Increase Amount), Medtronic intends to divest the shares of MiniMed Common Stock that Medtronic continues to beneficially own through a subsequent spin-off, split-off, debt-for-equity exchange, or any combination of these potential transactions.
Because the spin-off described above or any other clean-up divestment will occur following the completion of the Exchange Offer, with respect to such spin-off or any such clean-up divestment that involves a distribution or offer to Medtronic shareholders, holders of Medtronic Ordinary Shares validly tendered and accepted and exchanged in the Exchange Offer will not be able to participate in such transactions to the extent that any such method of divestment would be open to holders of Medtronic Ordinary Shares (unless they hold Medtronic Ordinary Shares that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).
In such event, Medtronic and MiniMed, as applicable, will file any documents required by U.S. securities laws in connection with a spin-off or other clean-up divestment and will not rely on this prospectus or the registration statement of which it forms a part in connection with such divestment.
Risk Factors
In deciding whether to tender your Medtronic Ordinary Shares, you should carefully consider in their entirety the matters described in “Risk Factors,” those described in “Risk Factors” in the Medtronic Annual Report on Form 10-K for the fiscal year ended April 24, 2026, incorporated by reference herein, as well as other information included in this prospectus and the other documents incorporated by reference herein.
Regulatory Approval
Certain acquisitions of MiniMed Common Stock under the Exchange Offer may require a premerger notification filing under the Hart-Scott-Rodino Act. If you decide to participate in the Exchange Offer and acquire enough shares of MiniMed Common Stock to exceed the $133.9 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if no exemption under the Hart-Scott-Rodino Act or associated regulations applies, Medtronic and you will be required to make filings under the Hart-Scott-Rodino Act and you will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any shareholder or shareholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.
Material U.S. Federal Income Tax Consequences
The completion of the Exchange Offer is conditioned upon, among other things, the receipt by Medtronic of the Tax Opinion. The Tax Opinion will conclude that the Exchange Offer will qualify as a tax-free transaction for U.S. federal income tax purposes to Medtronic and holders of Medtronic Ordinary Shares that participate in the Exchange Offer under Section 355 of the Code, except with respect to the receipt of cash in lieu of fractional shares. The receipt of cash in lieu of fractional shares of MiniMed Common Stock will be treated for U.S. federal income tax purposes as the recipient having received such fractional share pursuant to the Exchange Offer and then as having sold such fractional share for cash. Gain or loss will generally be recognized based on the difference between the amount of cash received in lieu of the fractional share and such U.S. holder’s adjusted basis in the fractional share.
The Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain statements and representations made by Medtronic and MiniMed to Skadden. In rendering the opinion, Skadden will also rely on certain covenants that Medtronic and MiniMed enter into, including the adherence by Medtronic and MiniMed to certain restrictions on future actions. If any of those statements, representations, or assumptions are, or become, inaccurate, incorrect, or incomplete, or if Medtronic or MiniMed breach any of their covenants, the conclusions reached in such opinion could be adversely affected and the Exchange Offer may not qualify for tax-free treatment for U.S. federal income tax purposes.

If the Exchange Offer were determined not to qualify for non-recognition of gain or loss under Section 355 of the Code, each Medtronic shareholder who receives shares of MiniMed Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of MiniMed Common Stock received by the shareholder and its tax basis in the Medtronic Ordinary Shares exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of MiniMed Common Stock received by the shareholder.
The Exchange Offer could be taxable to Medtronic, but not its shareholders, if MiniMed or its stockholders were to engage in certain transactions after the Exchange Offer is completed. In such cases, MiniMed would be required to indemnify Medtronic for any resulting taxes and related expenses, which amount could be material.
Even if the Exchange Offer otherwise qualifies for non-recognition of income, gain and loss under Section 355 of the Code, certain of the internal separation transactions in anticipation of the Exchange Offer could be taxable to certain members of Medtronic (but not to holders of Medtronic Ordinary Shares) under Section 355(e) of the Code. Depending on the circumstances, MiniMed may be required to indemnify Medtronic for any resulting taxes, which amounts could be material.
See “Risk Factors—Risks Related to the Exchange Offer” and “Material U.S. Federal Income Tax Consequences” for more information regarding the Tax Opinion, and for a discussion of the material U.S. federal income tax consequences of the Exchange Offer. Holders of Medtronic Ordinary Shares should consult their tax advisors as to the particular tax consequences to them of the Exchange Offer.
Accounting Treatment of the Exchange Offer
Medtronic Ordinary Shares acquired in the Exchange Offer will be redeemed and cancelled. The fair value of Medtronic Ordinary Shares acquired by Medtronic through the Exchange Offer will be determined based on the market value of the Medtronic Ordinary Shares accepted in the Exchange Offer at completion of the Exchange Offer. Any difference between the net book value of MiniMed attributable to Medtronic and the market value of the Medtronic Ordinary Shares accepted at that date will be recognized by Medtronic as a gain or loss net of any direct and incremental expenses of the Exchange Offer on the disposal of its MiniMed Common Stock. Following the completion of the Exchange Offer, and assuming Medtronic no longer has a controlling financial interest in MiniMed, Medtronic’s financial statements will no longer reflect the assets, liabilities, results of operations, or cash flows attributable to MiniMed in subsequent periods.
Comparison of Shareholder Rights
Medtronic is organized under the laws of Ireland, and MiniMed is organized under the laws of the State of Delaware. Differences in the rights of a shareholder of Medtronic from those of a stockholder of MiniMed arise from differences in the laws of these jurisdictions as well as from provisions of the constitutive documents of each of Medtronic and MiniMed. See “Comparison of Shareholder Rights.”
The Exchange Agent
The exchange agent for the Exchange Offer is Equiniti Trust Company, LLC.
The Information Agent
The information agent for the Exchange Offer is D.F. King & Co., Inc.
The Dealer Managers
The dealer managers for the Exchange Offer are Goldman Sachs & Co. LLC and BofA Securities, Inc. These firms are referred to as the “dealer managers.”

SUMMARY HISTORICAL AND UNAUDITED PRO FORMA FINANCIAL DATA OF MINIMED
The summary historical audited consolidated statement of operations data and consolidated statement of cash flows data of MiniMed for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024 and the summary historical consolidated balance sheet data of MiniMed as of April 24, 2026 and April 25, 2025 have been derived from MiniMed’s consolidated financial statements included elsewhere in this prospectus. The summary historical condensed consolidated statement of operations data and condensed consolidated statement of cash flows data of MiniMed for the three months ended July 31, 2026 and July 25, 2025 and the summary historical condensed consolidated balance sheet data of MiniMed as of July 31, 2026 have been derived from MiniMed’s condensed consolidated financial statements included elsewhere in this prospectus.
The unaudited pro forma condensed consolidated statement of operations of MiniMed has been derived from MiniMed’s historical audited consolidated statement of loss for the fiscal year ended April 24, 2026. The pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations of MiniMed for the fiscal year ended April 24, 2026 assume that the Separation, the Exchange Offer, and related transactions occurred as of April 26, 2025, which was the first day of fiscal year 2026. No pro forma balance sheet as of April 24, 2026, is presented, as all of the impacts of the Separation are reflected in the historical condensed consolidated balance sheet of MiniMed included elsewhere in this prospectus.
Prior to March 9, 2026, the date of the Separation, MiniMed operated as the Diabetes Business of Medtronic and did not exist as a separate, standalone legal entity. The accompanying consolidated financial statements present the historical financial position, results of operations, and cash flows of the Diabetes Business for periods prior to March 9, 2026, as historically managed within Medtronic as the Diabetes Business, prepared on a carve‑out basis in accordance with U.S. GAAP. Financial information for the periods following the Separation was prepared on a standalone basis. All revenues, costs, assets, and liabilities that were either legally attributable to or directly associated with MiniMed’s business activities are included in the consolidated financial statements. MiniMed relied on Medtronic’s corporate and other support functions for its business and certain corporate and shared expenses have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. However, the allocations may not reflect the expenses MiniMed would have incurred if MiniMed had been a standalone company for the periods presented. All such amounts have been deemed to have been incurred and settled by MiniMed in the period in which the costs were recorded. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures.
The historical consolidated financial data of MiniMed below is only a summary and should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MiniMed” as well as MiniMed’s consolidated financial statements included elsewhere in this prospectus. The historical consolidated financial data may not necessarily reflect what MiniMed’s financial condition, results of operations, or cash flows would have been had MiniMed been a standalone company during the periods presented, including changes that will occur in MiniMed’s operations and capital structure as a result of the Separation, the Exchange Offer, and related transactions. In addition, the historical consolidated financial data may not necessarily reflect what MiniMed’s financial condition, results of operations, and cash flows may be in the future.
The unaudited pro forma condensed consolidated financial data of MiniMed below is only a summary and should be read in conjunction with “MiniMed Unaudited Pro Forma Condensed Consolidated Statement of Operations.” The unaudited pro forma condensed consolidated financial data is based upon available information and assumptions that MiniMed management believes are reasonable and supportable. The summary unaudited pro forma condensed consolidated financial data is for illustrative and informational purposes only. The summary unaudited pro forma condensed consolidated financial data may not necessarily reflect what MiniMed’s financial condition, results of operations, or cash flows would have been had MiniMed been a standalone company during the periods presented. In addition, the summary unaudited pro forma condensed consolidated financial data may not necessarily reflect what MiniMed’s financial condition, results of operations, and cash flows may be in the future.

Amounts reported in millions within the tables below are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding. Additionally, certain columns and rows within tables may not sum due to rounding.
SUMMARY CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS OF MINIMED

	Three Months Ended
(in millions, except per share data)	July 31, 2026	July 25, 2025
Net sales	$843	$723
Cost of products sold	378	314
Gross profit	465	409
Operating expenses:
Research and development expense	115	125
Selling, general, and administrative expense	312	283
Certain litigation charges, net	(2)	17
Other operating expense (income), net	36	(2)
Operating income (expense)	5	(13)
Other non-operating expense (income), net	—	—
Income (loss) before income taxes	4	(13)
Income tax provision	4	3
Net income (loss)	—	(16)
Net income attributable to noncontrolling interests	—	(3)
Net income (loss) attributable to MiniMed	$—	$(19)

	Pro Forma	Fiscal Year
(in millions, except per share data)	Fiscal Year 2026	2026	2025	2024
Net sales	$3,102	$3,102	$2,715	$2,469
Cost of products sold	1,425	1,422	1,187	1,032
Gross profit	1,677	1,680	1,528	1,436
Operating expenses:
Research and development expense	450	448	436	437
Selling, general, and administrative expense	1,227	1,183	1,080	1,057
Certain litigation charges, net	18	18	165	—
Other operating expense (income), net	221	221	(8)	11
Operating loss	(239)	(190)	(146)	(69)
Other non-operating expense (income), net	(1)	(1)	1	1
Loss before income taxes	(238)	(189)	(147)	(70)
Income tax provision	124	128	52	38
Net loss	(362)	(317)	(198)	(107)
Net income attributable to noncontrolling interests	—	(16)	(15)	(5)
Net loss attributable to MiniMed	$(362)	$(333)	$(213)	$(112)
SUMMARY CONDENSED CONSOLIDATED BALANCE SHEETS OF MINIMED

(in millions)	July 31, 2026	April 24, 2026	April 25, 2025
Total assets	$4,718	$4,630	$4,201
Total liabilities	1,098	1,019	871
Total equity	3,620	3,611	3,330
SUMMARY CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS OF MINIMED

	Three Months Ended		Fiscal Year
(in millions)	July 31, 2026	July 25, 2025	2026	2025	2024
Net cash (used in) provided by operating activities	(49)	(141)	(197)	140	41
Net cash used in investing activities	(41)	(63)	(233)	(193)	(157)
Net cash provided by financing activities	—	202	716	10	112
OTHER DATA (NON-GAAP) (1)

	Three Months Ended		Fiscal Year Ended
(in millions)	July 31, 2026	July 25, 2025	April 24, 2026	April 25, 2025	April 26, 2024
Organic Revenue Growth (1)	15.8%	7.8%	8.0%	11.5%	8.6%
Adjusted Gross Profit (1)	$471	$409	$1,787	$1,573	$1,463
Adjusted EBITDA (1)	$83	$50	$202	$253	$147
__________________
(1)Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA are non-GAAP financial measures. MiniMed’s management believes that these non-GAAP measures, together with the U.S. GAAP measures used by MiniMed’s management, reflect how MiniMed measures its business internally and sets operational goals and incentives. These non-GAAP measures should be considered supplements to, not substitutes for, or superior to, the corresponding measures calculated in accordance with U.S. GAAP. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MiniMed—Non-GAAP Measures.”

The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
	Reported net sales			Adjustments		Organic Revenue
(in millions)	July 31, 2026	July 25, 2025	Growth	July 31, 2026(2)	July 25, 2025(3)	July 31, 2026(2)	July 25, 2025(3)	Growth
U.S.(1)	$240	$212	13.1%	$—	$—	$240	$212	13.1%
International(1)	603	511	18.1%	14	7	589	504	16.9%
Total	$843	$723	16.6%	$14	$7	$829	$716	15.8%
_______________
(1)U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
(2)The three months ended July 31, 2026, excludes $14 million of revenue adjustments of favorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
(3)The three months ended July 25, 2025 excludes $7 million of Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court of Italy for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the fiscal year ended April 24, 2026 and April 25, 2025:

	Fiscal Year Ended
	Reported net sales			Adjustments		Organic Revenue
(in millions)	April 24, 2026	April 25, 2025	Growth	April 24, 2026(2)	April 25, 2025(3)	April 24, 2026(2)	April 25, 2025(3)	Growth
U.S.(1)	$917	$903	1.5%	$—	$—	$917	$903	1.5%
International(1)	2,185	1,812	20.6%	147	(20)	2,038	1,832	11.2%
Total	$3,102	$2,715	14.2%	$147	$(20)	$2,955	$2,735	8.0%
_______________
(1)U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
(2)The fiscal year ended April 24, 2026 excludes $147 million of revenue adjustments, including a $7 million adjustment in the Italian payback accruals due to changes in estimates as a result of the Legislative Decree published by the Italian government on June 30, 2025 for years 2015 to 2018 and $140 million of favorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
(3)The fiscal year ended April 25, 2025 excludes $20 million of Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court of Italy for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the fiscal year ended April 25, 2025 and April 26, 2024:

	Fiscal Year Ended
	Reported net sales			Adjustments		Organic Revenue
(in millions)	April 25, 2025(2)	April 26, 2024	Growth	April 25, 2025(2)	April 26, 2024	April 25, 2025(2)	April 26, 2024	Growth
U.S.(1)	$903	$833	8.4%	$—	$—	$903	$833	8.4%
International(1)	1,812	1,636	10.8%	(39)	—	1,851	1,636	13.1%
Total	$2,715	$2,469	10.0%	$(39)	$—	$2,754	$2,469	11.5%
_________________
(1)U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
(2)Fiscal year 2025 excludes $39 million of revenue adjustments, including $20 million of incremental Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court for certain prior years since 2015 and $19 million of unfavorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the fiscal year ended April 26, 2024 and April 28, 2023:

	Fiscal year
	Reported net sales			Adjustments		Organic revenue
(Dollars in millions)	April 26, 2024	April 28, 2023	Growth	April 26, 2024(2)	April 28, 2023	April 26, 2024(2)	April 28, 2023	Growth
U.S. (1)	$833	$832	0.1%	$—	$—	$833	$832	0.1%
International (1)	1,636	1,413	15.8%	31	—	1,605	1,413	13.6%
Total	$2,469	$2,245	10.0%	$31	$—	$2,438	$2,245	8.6%
_________________
(1)U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
(2)Fiscal year 2024 excludes $31 million of revenue adjustments related to favorable currency impact. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
The following table presents a reconciliation of U.S. GAAP gross profit to Adjusted Gross Profit for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Gross profit	$465	$409
Adjustments:
Amortization of intangible assets	6	6
Other adjustments (1)	—	(7)
Adjusted Gross Profit (Non-GAAP)	$471	$409
_________________
(1)Reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP gross profit to Adjusted Gross Profit for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024:

	Fiscal Year Ended
(in millions)	April 24, 2026	April 25, 2025	April 26, 2024
Gross profit	$1,680	$1,528	$1,436
Adjustments:
Restructuring and associated costs (1)	90	—	1
Amortization of intangible assets	24	24	24
Other adjustments (2)	(7)	20	—
Costs to comply with medical device regulations (3)	—	1	2
Adjusted Gross Profit (Non-GAAP)	$1,787	$1,573	$1,463
_______________
(1)Primarily relates to asset write-offs associated with the December 2025 plan to terminate a third-party manufacturing agreement.
(2)Reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
(3)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. MiniMed considers these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.

The following table presents a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Net income (loss)	$—	$(16)
Income tax provision	4	3
Depreciation and amortization	41	39
Adjustments:
Stock-based compensation	10	9
Restructuring and associated costs (1)	2	3
Certain litigation charges, net (2)	(2)	17
Transaction costs (3)	27	2
Other adjustments (4)	—	(7)
Adjusted EBITDA	$83	$50
________________
(1)All periods presented include charges related to employee termination benefits and consulting expenses directly related to the restructuring efforts.
(2)Charges primarily relate to the Diabetes Pump Retainer Ring litigation and accruals associated with other legal proceedings, including matters resolved during the period.
(3)These charges represent costs incurred associated with the Separation.
(4)Reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for the fiscal year ended April 24, 2026, April 25, 2025, and April 26, 2024:

	Fiscal Year Ended
(in millions)	April 24, 2026	April 25, 2025	April 26, 2024
Net loss	$(317)	$(198)	$(107)
Non-operating and interest expense	(1)	—	—
Income tax provision	128	52	38
Depreciation and amortization	156	143	129
Adjustments:
Stock-based compensation	46	41	38
Restructuring and associated costs (1)	142	25	29
Certain litigation charges, net (2)	18	165	—
Transaction costs (3)	36	3	—
Other adjustments (4)	(7)	20	—
Losses on minority investments (5)	1	1	1
Costs to comply with medical device regulations (6)	—	1	2
Acquisition-related costs (7)	—	—	17
Adjusted EBITDA	$202	$253	$147
______________
(1)The fiscal year ended April 24, 2026 primarily includes asset write-offs and contract termination costs associated with the December 2025 plan to terminate a third-party manufacturing agreement. Additionally, all periods presented include charges related to employee termination benefits and consulting expenses directly related to the restructuring efforts.
(2)The fiscal year ended April 24, 2026 charges primarily relate to the Diabetes Pump Retainer Ring litigation. The fiscal year ended April 25, 2025 charges relate to a contractual dispute resolution under a product funding arrangement.
(3)These charges represent costs incurred associated with the Separation.
(4)Reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.

(5)MiniMed excludes unrealized and realized gains and losses on MiniMed’s minority investments as MiniMed does not believe that these components of income or expense have a direct correlation to MiniMed’s ongoing or future business operations.
(6)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. MiniMed considers these costs to be duplicative of previously incurred costs and/or one-time costs.
(7)These charges primarily relate to losses on foreign currency forward contracts entered into in advance of a previously contemplated business combination.
Market Price and Dividend Information
The market prices of Medtronic Ordinary Shares and MiniMed Common Stock are subject to fluctuation. The exchange ratio will be set based on the respective market prices of Medtronic Ordinary Shares and MiniMed Common Stock. As a result, you should, among other things, obtain current market quotations before deciding to tender your Medtronic Ordinary Shares. There can be no assurance what the market price of shares will be before, on, or after the date on which the Exchange Offer is completed. Medtronic Ordinary Shares are listed on the NYSE under the symbol “MDT.” MiniMed Common Stock is listed on Nasdaq under the symbol “MMED.”
Medtronic
The declaration and payment of dividends to holders of Medtronic Ordinary Shares is at the discretion of Medtronic’s board of directors in accordance with applicable law after taking into account various factors. On August 20, 2026, Medtronic’s board of directors approved a quarterly cash dividend of $0.72 per Medtronic Ordinary Share. The dividend is payable on October 16, 2026, to shareholders of record at the close of business on September 25, 2026. Medtronic has historically paid regular quarterly cash dividends on Medtronic Ordinary Shares.
As of September 3, 2026, there were 1,279,169,907 Medtronic Ordinary Shares outstanding, and as of September 3, 2026, there were approximately 17,621 registered shareholders of record of Medtronic Ordinary Shares.
On September 11, 2026 (the last NYSE trading day immediately preceding the date of the commencement of the Exchange Offer), the closing price of Medtronic Ordinary Shares on the NYSE was $90.96 per share.
MiniMed
The declaration and payment of dividends to holders of MiniMed Common Stock is at the discretion of MiniMed’s board of directors in accordance with applicable law after taking into account various factors. MiniMed does not expect to pay dividends on MiniMed Common Stock for the foreseeable future. Instead, MiniMed anticipates that all of its earnings in the foreseeable future, if any, will be used for the operation and growth of its business.
As of September 3, 2026, there were 281,349,931 shares of MiniMed Common Stock outstanding, and as of September 3, 2026, there were approximately two registered shareholders of record of MiniMed Common Stock. Medtronic beneficially owned 252,813,348 shares of MiniMed Common Stock, which represents approximately 89.86% of MiniMed Common Stock.
On September 11, 2026 (the last Nasdaq trading day immediately preceding the date of the commencement of the Exchange Offer), the closing price of MiniMed Common Stock on Nasdaq was $22.50 per share.

The following table sets forth the high and low sale prices of Medtronic Ordinary Shares and MiniMed Common Stock for the periods indicated as well as the dividends per share paid by Medtronic to holders of Medtronic Ordinary Shares.

	Medtronic Ordinary Shares			MiniMed Common Stock
	Per Share Dividends	High	Low	Per Share Dividends	High	Low
Year Ended April 26, 2024
First Quarter	$0.69	$92.02	$81.02	$—	N/A	N/A
Second Quarter	$0.69	$88.64	$69.04	$—	N/A	N/A
Third Quarter	$0.69	$88.73	$68.84	$—	N/A	N/A
Fourth Quarter	$0.69	$89.18	$78.43	$—	N/A	N/A
Year Ended April 25, 2025
First Quarter	$0.70	$86.17	$75.96	$—	N/A	N/A
Second Quarter	$0.70	$92.68	$78.60	$—	N/A	N/A
Third Quarter	$0.70	$92.03	$79.29	$—	N/A	N/A
Fourth Quarter	$0.70	$96.25	$79.55	$—	N/A	N/A
Year Ended April 24, 2026
First Quarter	$0.71	$93.10	$79.93	$—	N/A	N/A
Second Quarter	$0.71	$99.37	$87.50	$—	N/A	N/A
Third Quarter	$0.71	$106.33	$89.04	$—	N/A	N/A
Fourth Quarter	$0.71	$105.50	$81.96	$—	$20.48	$12.80
Year Ending April 30, 2027
First Quarter	$0.72	$88.98	$73.31	$—	$18.67	$10.65
Second Quarter (through September 11, 2026)	$—	$95.41	$84.95	$—	$24.43	$18.19
Summary of Risk Factors
The following list contains a summary of some, but not all, of the risks that may prevent MiniMed from achieving MiniMed’s business objectives or otherwise adversely affect MiniMed’s business, results of operations, or financial condition. You should consider the risks listed below and other risks, which are discussed in more detail in “Risk Factors” as well as in the Medtronic Annual Report on Form 10-K for the fiscal year ended April 24, 2026, incorporated by reference herein.
Business and Operational Risks
•MiniMed operates in a highly competitive industry and may be unable to compete effectively. MiniMed’s success depends on its ability to differentiate its products and keep pace with emerging technologies.
•Competing products, therapeutic techniques, or other technological developments and breakthroughs for the monitoring, treatment, or prevention of diabetes may render MiniMed’s products obsolete or less desirable.
•MiniMed has experienced, and may continue to experience, pricing pressure for certain products.
•MiniMed has in the past experienced, and may in the future experience, challenges or delays in the development and manufacturing of new products.
•MiniMed has experienced, and may continue to experience, a reduction or an interruption in supply or other manufacturing difficulties, including in connection with MiniMed’s Simplera continuous glucose monitor (“CGM”) and certain other products.
•MiniMed is subject to additional risks associated with its reliance on sole suppliers.
•MiniMed’s products may not achieve or maintain market acceptance.

•MiniMed may fail to expand and maintain an effective sales force, predict and adapt to changes in markets, or develop and maintain relationships with healthcare providers (“HCPs”) or intermediaries to market and sell its products.
•Interim, “top-line,” and preliminary data from clinical trials that MiniMed announces or publishes may change as more patient data become available and are subject to audit and verification procedures.
•Future market or clinical studies may be unfavorable to MiniMed’s products and their efficacy.
•MiniMed is subject to a variety of risks associated with global operations.
•MiniMed is subject to risks relating to coverage or reimbursement for its products.
•MiniMed undertakes research and development efforts, makes investments, and enters into arrangements with third parties that may not successfully develop viable products or generate future revenues.
•MiniMed may fail to integrate any acquired businesses into its operations successfully or may experience challenges related to its strategic initiatives, including divestitures and third-party funding arrangements.
Legal and Regulatory Risks
•MiniMed is subject to extensive, complex, and changing laws and governmental regulations, including U.S. and international tax laws and the Foreign Corrupt Practices Act (the “U.S. FCPA”) and similar international anti-corruption laws.
•MiniMed has been, and may in the future become, subject to, or involved in, litigation, arbitration, and government proceedings or investigations, including those stemming from third-party conduct beyond its control.
•MiniMed has been and is subject to risks relating to quality problems and improper promotion of products.
•MiniMed is substantially dependent on patent and other proprietary rights, and failing to protect such rights may negatively impact its ability to sell current or future products.
•MiniMed relies on the proper function, security, and availability of its information technology systems and data to operate its business and comply with privacy and data protection regulations.
•MiniMed is subject to environmental, health, and safety (“EHS”) laws and regulations and the risk of environmental liabilities, violations, and litigation.
Risks Related to MiniMed’s Relationship with Medtronic
•MiniMed may not achieve some or all of the expected benefits of the Separation, the Divestment, and related transactions, and MiniMed may have difficulty acquiring or integrating new assets from Medtronic.
•MiniMed’s rebranding strategy in connection with the Separation has involved and will continue to involve substantial costs and may not produce the intended benefits.
•Medtronic may fail to perform under various transaction agreements entered into in connection with the Separation, or MiniMed may fail to have necessary infrastructure systems and services in place when certain of the transaction agreements expire.
•Certain of MiniMed’s executive officers and directors may have actual or potential conflicts of interest.
•MiniMed may have received better terms from unaffiliated third parties than the terms it received in its agreements with Medtronic.

Risks Related to MiniMed Common Stock
•An active trading market for MiniMed Common Stock may not develop or be sustained.
•The price of MiniMed Common Stock may fluctuate substantially, including as a result of the Exchange Offer, future divestments by MiniMed’s stockholders, or the perception that such divestments may occur.
•MiniMed does not expect to pay dividends on MiniMed Common Stock for the foreseeable future.
Risks Related to the Exchange Offer
•Your investment will be subject to different risks after the Exchange Offer regardless of whether you elect to participate in the Exchange Offer.
•The Exchange Offer and related transactions will result in a substantial amount of MiniMed Common Stock entering the market, which may adversely affect the market price of MiniMed Common Stock. The market prices for Medtronic Ordinary Shares may also be impacted by the Exchange Offer.
•Tendering Medtronic shareholders may receive a reduced discount or may not receive any discount in the Exchange Offer.
•Participating Medtronic shareholders will experience some delay in receiving shares of MiniMed Common Stock (and any cash payments in lieu of fractional shares of MiniMed Common Stock).
•If the Exchange Offer is not fully subscribed, Medtronic may continue to control MiniMed, which could prevent MiniMed stockholders from influencing significant decisions.
•The Exchange Offer could result in significant tax liability for participating Medtronic shareholders and for Medtronic, and tax-related indemnification obligations of MiniMed to Medtronic for certain tax liabilities, and MiniMed may be affected by significant restrictions in order to avoid triggering significant tax-related liabilities.
As noted above, any of the foregoing risks could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.

MARKET AND INDUSTRY DATA
Unless otherwise indicated, information contained in this prospectus concerning MiniMed’s industry and the markets in which MiniMed operates, including MiniMed’s general expectations, market position, market share, market opportunity, and market size, has been obtained from third-party sources, including industry publications and other reports, internal data sources, and management estimates, which MiniMed believes to be reliable and based on reasonable assumptions. These third-party sources include Diabetes Metabolism Research and Reviews; Diabetes, Obesity and Metabolism; dQ&A; the IDF; the Journal of the American Medical Association; the Journal of Clinical Endocrinology & Metabolism; the Journal of Diabetes Technology & Therapeutics; Managed Markets Insights and Technology (“MMIT”); the National Institute of Health (the “NIH”); Seagrove Partners; and the World Health Organization (the “WHO”).
Unless otherwise indicated, neither Medtronic nor MiniMed has commissioned any of the industry publications or other reports generated by third-party providers referred to in this prospectus. MiniMed management estimates are derived from such third-party sources, other publicly available information, MiniMed’s knowledge of its industry, internal company research, surveys, information from its customers and third-party partners, trade and business organizations, and other contacts in the markets in which MiniMed operates and assumptions based on this information and knowledge.
Data regarding MiniMed’s industry and its market position and market share within its industry are inherently imprecise and are subject to significant business, economic, and competitive uncertainties beyond its control, but MiniMed believes they generally indicate market size, market position, and market share within its industry. In addition, assumptions and estimates of MiniMed’s and its industry’s future performance involve risks and uncertainties and are subject to change based on various factors, including those described in “Risk Factors.” These and other factors could cause results to differ materially from those expressed in the estimates made by third parties and MiniMed. See “Cautionary Note Regarding Forward-Looking Statements.”
Certain of MiniMed’s products that are named in this prospectus are regulated by the U.S. Food and Drug Administration (the “U.S. FDA”) and other regulators in jurisdictions around the world where MiniMed’s products are marketed. For additional information about the regulation of these products, see “Business of MiniMed—Government Regulation and Product Approval Process—United States Regulations” and “Business of MiniMed—Government Regulation and Product Approval Process—International Regulations.”
Certain portions of this prospectus reference meta-analyses when direct head-to-head studies are unavailable. MiniMed believes meta-analyses and comparisons of published real-world data are robust and valid ways to compare the glycemic outcomes of MiniMed’s devices with those of third-party devices. Peer-reviewed meta-analyses with broad acceptance criteria and analyses like random-effects frequentist network meta-analyses provide results with confidence intervals and offer robust statistical conclusions supporting comparison of devices using available clinical trial data. Further, large bodies of real-world evidence offer a strong means of mitigating these biases and normalizing many of the specific clinical and demographic variables that exist in the real-world use of automated insulin delivery (“AID”) systems.
While meta-analysis can provide valuable insights by aggregating data from multiple studies, this approach has inherent limitations. The methodology relies on indirect comparisons, which may introduce biases due to variations in study design, populations, and analytical approaches. Without direct comparative trials, differences in outcomes between interventions may not be adequately assessed, leading to potential uncertainties in the interpretation of results. Accordingly, you should exercise caution when considering findings derived from meta-analysis as conclusive evidence.
Additionally, individual device clinical studies often offer small sample sizes with potential for investigator selection bias, volunteer bias on the part of the participant, and attention bias given the close follow-up during the trial. These biases, which are inherent in industry-sponsored trials, may result in a best-case scenario or non-representative outcome.

The data presented in this prospectus are sourced from the following sources. Sources marked with a * were funded by MiniMed or Medtronic; sources marked with a ^ were authored or co-authored by MiniMed or Medtronic employees:
•Bandeiras C et al., “Bringing Stem Cell-Based Therapies for Type 1 Diabetes to the Clinic: Early Insights from Bioprocess Economics and Cost-Effectiveness Analysis,” Biotechnol J. (2019), 14(8), e1800563.
•Bhargava A et al., “Safety and Effectiveness of MiniMedTM 780G Advanced Hybrid Closed-Loop Insulin Intensification in Adults with Insulin-Requiring Type 2 Diabetes,” Diabetes Technol Ther (2025), 27(5), 366-375.^
•Boucsein A et al., “Impact of Advanced Hybrid Closed Loop on Youth With High-Risk Type 1 Diabetes Using Multiple Daily Injections” Diabetes Care (2023), 46(3), 628-632.
•Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care (2024), 47(5), 790-797.
•Choudhary P et al., “Advanced hybrid closed loop therapy versus conventional treatment in adults with type 1 diabetes (ADAPT): a randomised controlled study,” Lancet Diabetes Endocrinol (2022), 10(10), 720-731.*^
•Choudhary P et al., “Celebrating the Data from 100,000 Real-World Users of the MiniMed™ 780G System in Europe, Middle East, and Africa Collected Over 3 Years: From Data to Clinical Evidence,” Diabetes Technol Ther (2024), 26(S3), 32-37.^
•De Meulemeester J et al., “One-year real-world benefits of Tandem Control-IQ technology on glucose management and person-reported outcomes in adults with type 1 diabetes: a prospective observational cohort study,” Diabetologia (2025), 68(5), 948-960.
•Di Molfetta S et al., “Efficacy and Safety of Different Hybrid Closed Loop Systems for Automated Insulin Delivery in People With Type 1 Diabetes: A Systematic Review and Network Meta-Analysis,” Diabetes Metab Res Rev (2024), 40(6), e3842.
•Drucker DJ, “Efficacy and Safety of GLP-1 Medicines for Type 2 Diabetes and Obesity,” Diabetes Care (2024), 47(11), 1873-1888.
•Ebekozien O et al., “Longitudinal Trends in Glycemic Outcomes and Technology Use for Over 48,000 People with Type 1 Diabetes (2016-2022) from the T1D Exchange Quality Improvement Collaborative,” Diabetes Technol Ther (2023), 25(11), 765-773.
•Edd SN et al., “ADAPT study Group. Twelve-month results of the ADAPT randomized controlled trial: Reproducibility and sustainability of advanced hybrid closed-loop therapy outcomes versus conventional therapy in adults with type 1 diabetes,” Diabetes Obes Metab (2023), 25(11), 3212-3222.*^
•Forlenza GP et al., “Real-World Evidence of Omnipod® 5 Automated Insulin Delivery System Use in 69,902 People with Type 1 Diabetes,” Diabetes Technol Ther (2024), 26(8), 514-525 (the “Forlenza 2024 study”).
•Gerhardsson P et al., “The SWEET Project 10-Year Benchmarking in 19 Countries Worldwide Is Associated with Improved HbA1c and Increased Use of Diabetes Technology in Youth with Type 1 Diabetes,” Diabetes Technol Ther (2021), 23(7), 491-499.
•Graham R et al., “Real-World Use of Control-IQ Technology Is Associated with a Lower Rate of Severe Hypoglycemia and Diabetic Ketoacidosis Than Historical Data: Results of the Control-IQ Observational (CLIO) Prospective Study,” Diabetes Technol Ther (2024), 26(1), 24-32 (the “Graham 2024 study”).

•Hwang JH et al., “Lifetime Health Effects and Cost-Effectiveness of Tirzepatide and Semaglutide in US Adults,” JAMA Health Forum (2025), 6(3), e245586.
•Jendle J et al., “A European Cost-Utility Analysis of the MiniMed™ 780G Advanced Hybrid Closed-Loop System Versus Intermittently Scanned Continuous Glucose Monitoring with Multiple Daily Insulin Injections in People Living with Type 1 Diabetes,” Diabetes Technol Ther (2023), 25(12), 864-876.*^
•Kessler L et al., “Advanced Hybrid Closed Loop Algorithm Use in Type 1 Diabetes: The French MiniMed™ Glycemic Control and Quality of Life Study,” Diabetes Ther (2025), 413-427.*^
•Kommareddi M et al., “Cost-effectiveness of the MiniMed 780G system for type 1 diabetes,” Am J Manag Care (2025), 31(4), e79-e86.*^
•Laron-Hirsh M et al., “Glycemic Concordance of Simplera Sync and Instinct Sensors in MiniMed 780G System Users: A Randomized Crossover Feasibility Study,” Diabetes Technol Ther (2026), 0(0).
•Messer LH et al., “Therapy Settings Associated with Optimal Outcomes for t:slim X2 with Control-IQ Technology in Real-World Clinical Care,” Diabetes Technol Ther. (2023), 25(12), 877-882 (the “Messer 2023 study”).
•Michaels VR et al., “Glucose and Psychosocial Outcomes 12 Months Following Transition from Multiple Daily Injections to Advanced Hybrid Closed Loop in Youth with Type 1 Diabetes and Suboptimal Glycemia,” Diabetes Technol Ther (2024), 26(1), 40-48.
•Pöhlmann J et al., “A systematic literature review and meta-analysis of real-world evidence on commercially available automated insulin delivery systems in people with type 1 diabetes,” Diabetes Obes Metab. (2025) (the “Pöhlmann 2025 meta-analysis”).
•Resnick O et al., “Glucagon-like peptide-1 receptor agonists and type 1 diabetes: a potential game changer?” Front Endocrinol (Lausanne) (2025), 15, 1520313.
•Shah VN et al., “Continuous Glucose Monitoring Profiles in Healthy Nondiabetic Participants: A Multicenter Prospective Study,” J Clin Endocrinol Metab (2019), 104(10), 4356-4364.
•Smaniotto V et al., “MiniMed 780G system performance in older users with type 1 diabetes: Real-world evidence and the case for stricter glycaemic targets,” Diabetes Obes Metab (2025), 27(4), 2242-2250.
•Thrasher JR et al., “Early Real-World Performance of the MiniMed™ 780G Advanced Hybrid Closed-Loop System and Recommended Settings Use in the United States,” Diabetes Technol Ther (2024), 26(S3), 24-31.*^
•Zimmerman AT et al., “Treatment regimens and glycaemic outcomes in more than 100,000 children with type 1 diabetes (2013-22): a longitudinal analysis of data from paediatric diabetes registries,” Lancet Diab Endo (2025), 13(1), 47-56.
The data presented in Figure A in “Business of MiniMed—MiniMed’s Products and Offerings” rely on the following sources: Beck RW et al., “Effect of Continuous Glucose Monitoring on Glycemic Control in Adults With Type 1 Diabetes Using Insulin Injections: The DIAMOND Randomized Clinical Trial,” JAMA (2017), 317(4), 371-378; Bergenstal RM et al., “Safety of a Hybrid Closed-Loop Insulin Delivery System in Patients With Type 1 Diabetes,” JAMA (2016), 316(13), 1407-1408; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care. (2024), 47(5), 790-797; and Vigersky R et al., “The Relationship of Hemoglobin A1C to Time-in-Range in Patients with Diabetes,” Diabetes Technol Ther. (2019), 21(2), 81-85.
The data presented in Figure B in “Business of MiniMed—MiniMed’s Market” rely on the following sources: estimated market size based on last twelve months ended February 2026 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners; Seagrove Partners’ March 2026 WW Diabetes

Master Forecast; and Seagrove Partners’ SeaTRAKMonitor Q1 2026 data (estimating the compound annual growth rate of the market for MiniMed’s products from 2025 to 2030). The Insulin Dependent Type 1 and Type 2 relative portion size of the figures represent MiniMed’s estimated market size for MiniMed’s diabetes technologies and other offerings based on last twelve months ended February 2026 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners.
The data presented in Figure D in “Business of MiniMed—MiniMed’s Products and Offerings” rely on the following sources: the Forlenza 2024 study; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care (2024), 47(5), 790–797; and Shah VN et al., “Continuous Glucose Monitoring Profiles in Healthy Nondiabetic Participants: A Multicenter Prospective Study,” The Journal of Clinical Endocrinology & Metabolism (2019), 104(10), 4356-4364.
The data presented in Figure F in “Business of MiniMed—MiniMed’s Products and Offerings” rely in part on Lingen K et al., “Advantages and disadvantages of connected insulin pens in diabetes management,” Endocrine Connections (2023), 12(11), e230108.
The data presented in Figure G in the “Business of MiniMed—Clinical / Real-World Evidence” rely on the following sources: Beck RW et al., “Effect of Continuous Glucose Monitoring on Glycemic Control in Adults With Type 1 Diabetes Using Insulin Injections: The DIAMOND Randomized Clinical Trial,” JAMA (2017), 317(4), 371-378; Bergenstal RM et al., “Glucose Management Indicator (GMI): A New Term for Estimating A1C From Continuous Glucose Monitoring,” Diabetes Care (2018), 41(11), 2275-2280; Boucsein A et al., “Impact of Advanced Hybrid Closed Loop on Youth With High-Risk Type 1 Diabetes Using Multiple Daily Injections,” Diabetes Care (2023), 46(3), 628-632; Castañeda J et al., “Time in Tight Glucose Range in Type 1 Diabetes: Predictive Factors and Achievable Targets in Real-World Users of the MiniMed 780G System,” Diabetes Care (2024), 47(5), 790-797; Choudhary P et al., “Advanced hybrid closed loop therapy versus conventional treatment in adults with type 1 diabetes (ADAPT): a randomised controlled study,” Lancet Diabetes Endocrinol. (2022), 10(10), 720-731; Choudhary P et al., “Celebrating the Data from 100,000 Real-World Users of the MiniMedTM 780G System in Europe, Middle East, and Africa Collected Over 3 Years: From Data to Clinical Evidence,” Diabetes Technology & Therapeutics (2024), 26(S3), 32-37; Elhenawy YI et al., “Performance of the MiniMed 780G system on mitigating menstrual cycle-dependent glycaemic variability,” Diabetes Obes Metab. (2024), 26(11), 4916-4923; the Forlenza 2024 study; Grosman B et al., “A Peek Under the Hood: Explaining the MiniMed 780G Algorithm with Meal Detection Technology,” Diabetes Technol Ther. (2024), 26(S3), 17-23; Jendle J et al., “A European Cost-Utility Analysis of the MiniMed 780G Advanced Hybrid Closed-Loop System Versus Intermittently Scanned Continuous Glucose Monitoring with Multiple Daily Insulin Injections in People Living with Type 1 Diabetes,” Diabetes Technol Ther. (2023), 25(12), 864-876; MacLeod J et al., “Shining the Spotlight on Multiple Daily Insulin Therapy: Real-World Evidence of the InPen Smart Insulin Pen,” Diabetes Technol Ther. (2024), 26(1), 33-39; and Matejko B et al., “Transitioning of People With Type 1 Diabetes From Multiple Daily Injections and Self-Monitoring of Blood Glucose Directly to MiniMed 780G Advanced Hybrid Closed-Loop System: A Two-Center, Randomized, Controlled Study,” Diabetes Care (2022), 45(11), 2628-2635.

RISK FACTORS
In determining whether or not to tender your Medtronic Ordinary Shares in the Exchange Offer, you should consider carefully all of the information about MiniMed included in, and Medtronic included or incorporated by reference in, this prospectus, as well as the information about the terms and conditions of the Exchange Offer. None of Medtronic, MiniMed, any of their respective directors or officers, any of the dealer managers, or any other person makes any recommendation as to whether you should tender all, some or none of your Medtronic Ordinary Shares. You must make your own decision after reading this prospectus and consulting with your advisors.
Investing in MiniMed Common Stock involves risks. You should carefully consider the risk factors described below and in the section entitled “Risk Factors” in Medtronic’s Annual Report on Form 10-K for the fiscal year ended April 24, 2026, which are incorporated by reference in this prospectus. The occurrence of any of the events described herein and therein could have a material adverse effect on MiniMed’s business, results of operations, or financial condition. In such a case, the price of shares of MiniMed Common Stock may decline and you could lose all or part of your investment. Before making any investment decision, you should carefully consider these risks.
In addition, other unknown or unpredictable economic, business, competitive, regulatory, geopolitical, or other factors could have material adverse effects on Medtronic’s or MiniMed’s businesses, results of operations, or financial conditions. See “Cautionary Note Regarding Forward-Looking Statements.”
Business and Operational Risks
MiniMed operates in a highly competitive industry and MiniMed may be unable to compete effectively.
MiniMed competes in the market for products and services for the management of Type 1 Diabetes (“T1D”) and Type 2 Diabetes (“T2D”) in over 80 countries. This market is intensely competitive and characterized by rapid change resulting from technological advances, innovations, and scientific discoveries. Competition may increase as additional companies enter this market or modify their existing products to compete directly with MiniMed’s products.
The product lines in which MiniMed competes include the components of MiniMed’s AID system, including insulin pumps like the MiniMed 780G and MiniMed Flex, related consumables (such as infusion sets and insulin reservoirs) and the Guardian Connect, Simplera Sync, and Instinct CGMs, as well as components of MiniMed’s Smart Multiple Daily Injection (“MDI”) systems, including the InPen smart insulin pens and CGMs. In these product lines, MiniMed faces a range of competitors from large companies with multiple business lines to small, specialized manufacturers that offer a limited selection of niche products. MiniMed competes with companies such as Beta Bionics, Inc.; Dexcom, Inc.; Insulet Corporation; Sequel Med Tech, LLC; and Tandem Diabetes Care, Inc. In addition, MiniMed faces competition from providers of alternative medical therapies, such as pharmaceutical companies.
Academic institutions, governmental agencies, and other public and private research organizations also may conduct research, seek patent protection, and establish collaborative arrangements for discovery, research, clinical development, and marketing of products similar to MiniMed’s. These companies and institutions compete with MiniMed in recruiting and retaining qualified scientific and management personnel, as well as in acquiring necessary product technologies. MiniMed’s newer mobile software applications such as the MiniMed Mobile app for the MiniMed 780G system and the MiniMed Go app are designed to incorporate features and functions that are common to other consumer-oriented applications. These consumer industries themselves are highly competitive and characterized by continuous new product introductions, rapid developments in technology, and subjective and changing consumer preferences. If, in the future, people with diabetes (“PWD”) cease to view MiniMed products as contemporary or convenient as compared to then-existing consumer technology, MiniMed’s products may become less desirable.

MiniMed’s competitors may currently enjoy or may develop several competitive advantages over MiniMed, including:
•greater financial and human resources for sales and marketing, product development, customer service, and clinical resources;
•greater ability to respond to competitive pressures, regulatory uncertainty, or challenges within the financial markets;
•established relationships with HCPs, third-party payors, and regulatory agencies;
•established reputation and name recognition among HCPs and other key opinion leaders (“KOLs”) in the medical industry generally and the diabetes industry in particular;
•larger and more established distribution networks;
•greater ability to cross-sell products or provide incentives to HCPs to promote or support the use of their products; and
•more experience in conducting R&D, manufacturing, clinical trials, and obtaining regulatory approval or clearance.
As a result of its competitors’ advantages, MiniMed may not be able to compete effectively against these companies or their products, which may adversely impact MiniMed’s business. Development by MiniMed’s competitors of new or improved products, processes, or technologies, or the introduction of reprocessed products or generic versions when MiniMed’s proprietary products lose their patent protection, may make MiniMed’s existing or planned products less competitive. The introduction by competitors of products that are or claim to be superior to MiniMed’s products may create market confusion that may make it difficult to differentiate the benefits of MiniMed’s products over competing products. It is also possible that PWD interested in purchasing any of MiniMed’s future products currently under development may delay the purchase of one of MiniMed’s current products.
MiniMed believes its ability to compete depends upon many factors both within and beyond its control, including:
•product performance and reliability;
•product technology and innovation;
•product quality and safety;
•breadth of product lines;
•product support services;
•supplier and supply availability and performance;
•customer support;
•cost-effectiveness and price;
•reimbursement approval from healthcare insurance providers; and
•changes to the regulatory and reimbursement environment, including changes within the U.S. FDA and other regulators, including non-U.S. regulators.
Given these factors, MiniMed cannot guarantee that it will be able to compete effectively or continue its level of success. In the past MiniMed has lost, and may in the future lose, market share in connection with product problems, quality concerns and related warning letters from the U.S. FDA, physician advisories, safety alerts, and publications about its products, which highlights the importance of product safety, product efficacy, and quality systems to MiniMed’s business.
Competing products, therapeutic techniques, or other technological developments and breakthroughs for the monitoring, treatment, or prevention of diabetes may render MiniMed’s products obsolete or less desirable.
MiniMed’s primary competitors, as well as a number of other companies and medical researchers, are pursuing new delivery devices, delivery technologies, therapeutic techniques, sensing technologies, treatment techniques, procedures, drugs, and other therapies for the monitoring, treatment, and prevention of diabetes. Any such breakthroughs by other parties in diabetes monitoring, treatment, or prevention could reduce the potential market for MiniMed’s products or render MiniMed’s products less desirable or obsolete altogether, which would significantly reduce MiniMed’s sales or cause its sales to grow at a slower rate than it currently expects. For example, emerging cellular therapeutic techniques such as islet cell therapy or immunotherapy could substantially alter the market for diabetes treatment and products. In addition, even the perception that new products may be introduced, or that technological or treatment advancements could occur, could cause consumers to delay the purchase of MiniMed’s products.
MiniMed has experienced, and may continue to experience, pricing pressure for certain products, which could have a material adverse effect on MiniMed’s business, financial condition, results of operations, and cash flows.
In the current environment of managed care, consolidation among HCPs, increased competition, declining reimbursement rates, and national and provincial tender pricing, competitively priced product offerings are essential to MiniMed’s success. Some of MiniMed’s competitors employ aggressive pricing strategies, including the use of discounts, rebates, low-cost product upgrades, and other financial incentives that could adversely affect sales of MiniMed’s products. In addition, MiniMed has had, and may continue to have, periods when prices for certain products decrease due to pricing pressure from direct-to-consumer trends and managed care organizations and other third-party payors on PWD; increased market power of PWD as the healthcare industry consolidates; periodic variation in timing, volume, and pricing associated with PWD purchasing patterns and stocking dynamics; and increased competition among medical engineering and manufacturing services providers.
MiniMed has experienced, and anticipates that it will continue to experience, decreasing prices for its Guardian 4S, Simplera/Sync, and Instinct CGM products as a result of such pricing pressure. In addition, CGM products are also now covered in the pharmacy channel, and MiniMed’s competitors have broad coverage in the pharmacy channel and are able to offer enhanced rebates to both lower the out-of-pocket costs for patients and restrict other competitors from gaining similar coverage. MiniMed’s CGM products have coverage at national pharmacy benefit health plans, but only a small percentage of its business flows through the pharmacy channel because PWD often can also get their CGMs through the durable medical equipment (“DME”) channel. MiniMed’s and its competitors’ distribution through the pharmacy channel could lower the prices PWD are willing to pay for MiniMed’s CGMs.
MiniMed has also recently experienced, and may continue to experience, rising costs due to heightened inflation and global trade policies. If the prices for MiniMed’s products change for any reason or inflation continues to remain at heightened rates, it may be unable to sufficiently reduce its expenses or offset rising costs through increased prices, it may become more reliant on MiniMed’s existing supplier arrangements, and its business, financial condition, results of operations, and cash flows could be adversely affected.
Challenges or delays in the development of new products, including in connection with required government approvals, could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed currently has a number of new products in its development pipeline, including MiniMed’s next-generation Vivera dosing algorithm and the MiniMed Fit patch pump with extended wear. MiniMed’s ability to remain competitive in the markets in which it competes depends on its ability to anticipate and quickly respond to the needs and preferences of PWD, their caregivers and HCPs, and its third-party collaborators. Developing new products and technologies is a complex, time-consuming, and costly process. Any delay in the development or launch of a new product or technology could compromise MiniMed’s competitive position or otherwise adversely affect its business, results of operations, financial condition, or cash flows. MiniMed cannot predict with certainty when or whether it will be able to develop new products and technologies, or otherwise license or acquire new products and technologies.
The development and commercial launch timelines for MiniMed’s products depend a great deal on its ability to achieve clinical endpoints and satisfy regulatory requirements and to overcome technology challenges. These timelines may be delayed due to scheduling issues with patients and investigators, failure of patients to continue to participate in a clinical trial, requests from institutional review boards, inquiries from regulators about MiniMed’s independent and collaborative product development activities, product performance, or manufacturing supply constraints, among other factors. MiniMed and its development partners, as applicable, conduct extensive preclinical studies and clinical trials to demonstrate the safety and efficacy of its pipeline products in order to obtain regulatory approval for the marketing and sale of its pipeline products. Preclinical studies and clinical trials are expensive, complex, can take many years, and have uncertain outcomes. See “—The research and development efforts MiniMed undertakes may not result in the development of commercially viable products, the generation of significant future revenues, or adequate profitability.”
Obtaining regulatory approvals from the U.S. FDA or other regulatory authorities, including non-U.S. regulatory authorities, for new products and devices and manufacturing processes can take a number of years and involves the expenditure of substantial resources. For example, MiniMed may face additional challenges with respect to European Medicines Agency (“EMA”) approval in the European Union (the “EU”) as a result of additional requirements for approval in the EU that may be more burdensome than those required by the U.S. FDA and other regulatory authorities. See “—Legal and Regulatory Risks—MiniMed is subject to extensive and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect MiniMed’s financial condition and business operations.” Even if MiniMed expends substantial resources during the regulatory approval process and believes its clinical results are sufficient to demonstrate product efficacy, there is no guarantee that the U.S. FDA, EMA, or any other regulatory authority will agree with MiniMed and grant its products regulatory approval.
Reduction or interruption in supply or other manufacturing difficulties may adversely affect MiniMed’s manufacturing operations and related product sales.
The manufacture of MiniMed’s products requires the timely delivery of a sufficient amount of quality components and materials and is highly exacting and complex, due in part to complex trade and strict regulatory requirements. Any failure to identify and address manufacturing problems prior to the release of products to PWD could result in quality or safety issues. While it manufactures a substantial portion of its products itself, MiniMed relies on third-party manufacturers to produce certain products, including MiniMed Flex pumps, infusion sets, transmitters, and InPen smart insulin pens. MiniMed also procures critical third-party services, such as sterilization services, at numerous facilities worldwide. Efforts by the U.S. Environmental Protection Agency (the “U.S. EPA”) to regulate ethylene oxide (“EtO”) use in sterilization may reduce the device sterilization capacity of MiniMed’s third-party sterilizers. MiniMed purchases many of the components, raw materials, and services needed to manufacture these products from numerous suppliers in various countries. MiniMed has generally been able to obtain adequate supplies of such components, raw materials, and services, although global shortages of certain components such as semiconductors and resins have recently caused, and may in the future cause, disruptions to MiniMed’s product manufacturing supply chain. A reduction or interruption in supply, and an inability to develop alternative sources for such supply, on satisfactory terms or at all, could adversely affect MiniMed’s ability to manufacture its products in a timely or cost-effective manner and could result in lost sales or a failure to meet its contractual supply obligations under government tenders. Additionally, any inability to develop such an alternative source of supply in a cost-effective manner, including an inability to maintain margins and pass along increased costs to MiniMed’s customers, could adversely affect MiniMed’s business, financial condition, results of operations, and cash flows.
Disruptions in the manufacturing process or product sales, trade, and fulfillment systems for any reason, including: infrastructure, information, and equipment malfunction; failure to follow specific protocols and procedures; supplier or MiniMed facility shut-downs; regulatory action by the U.S. FDA, U.S. EPA, or other regulatory authorities; defective raw materials; labor shortages; natural or man-made disasters such as hurricanes, tornadoes, earthquakes, or wildfires; property damage or facility closures from riots or public protests; other environmental factors, including climate change; and the impact of epidemics, pandemics, or other public health crises, and actions by businesses, communities, and governments in response, could lead to launch delays, product shortages, unanticipated costs, lost revenues, or damage to MiniMed’s reputation. The imposition of trade restrictions, such as new tariffs or increases in existing tariffs on products imported from countries where MiniMed’s manufacturers or suppliers operate, increase the costs for raw materials and finished goods. Some of MiniMed’s products or underlying components are manufactured in China and may become subject to tariffs. See “—MiniMed is subject to a variety of risks associated with global operations that could adversely affect its profitability and operating results.” The prices of commodities and other materials used in MiniMed’s products, which are often volatile and outside of MiniMed’s control, could adversely impact its profitability. MiniMed uses resins, other petroleum-based materials, and pulp as raw materials in some of its products, and the prices of oil and gas also significantly affect its costs for freight and utilities.
MiniMed obtains some of the components, raw materials, and services needed to manufacture its products from sole suppliers, and the partial or complete loss of one or more of these suppliers could adversely impact its business, results of operations, financial condition, and cash flows.
For reasons of quality assurance, cost-effectiveness, or availability, many key components, raw materials, and services needed to manufacture MiniMed’s products are obtained from sole suppliers with no alternatives yet identified. In addition, the design and formulation of certain of these components and materials are proprietary and the intellectual property rights may be owned exclusively by one party. For certain of these sole-sourced components, materials, and services, alternatives may not be readily available. Any alternative supplier arrangement may be on terms that are less favorable, including with respect to price and volume, and it may be costly or cause delays in MiniMed’s manufacturing process to transition to a new supplier, particularly in cases in which MiniMed must comply with regulatory requirements relating to qualification of new suppliers.
MiniMed’s sole suppliers include Convatec Group plc for the infusion sets used in MiniMed’s insulin pumps, Forj Medical (f/k/a Intricon Corporation) for transmitters, and Steris plc and Steri-Tech Inc. for sterilization services. MiniMed’s dependence on such sole suppliers subjects it to possible risks of shortages, interruptions, and price fluctuations. Certain of MiniMed’s sole suppliers are subject to regulation by the U.S. FDA and other regulatory bodies and as a result may be subject to regulatory actions such as warning letters or recalls that could cause disruption in supply. See “—A U.S. FDA warning letter issued to MiniMed’s sole supplier of infusion sets on January 8, 2026 could result in supply disruption, product recalls, reputational harm, and associated liability, any of which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.” Disruptions or loss of any of MiniMed’s sole suppliers, or capacity limitations of the suppliers for components, could increase MiniMed’s costs, curtail growth opportunities, cause material delays, and adversely impact MiniMed’s business, results of operations, financial condition, and cash flows. If MiniMed’s sole suppliers move their manufacturing and assembly sites to other locations, depending on the circumstances and nature of the item supplied, in addition to quality system activities such as verification and validation, there could be a need for U.S. FDA or international regulator notifications or submissions, the new locations could be subject to regulatory inspection, or MiniMed’s costs could increase due to differing trade restrictions or tariffs. Any resulting regulatory delays or impediments impacting such sole suppliers could also adversely impact MiniMed’s business, results of operations, financial condition, and cash flows.
A U.S. FDA warning letter issued to MiniMed’s sole supplier of infusion sets on January 8, 2026 could result in supply disruption, product recalls, reputational harm, and associated liability, any of which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
On January 8, 2026, Unomedical Device S.A. de C.V. (“Unomedical”), a subsidiary of Convatec Group plc and the sole supplier and legal manufacturer of the infusion sets used in MiniMed’s insulin pumps, received a warning letter from the U.S. FDA that identified violations of the U.S. FDA’s Quality System Regulation (“QSR”) and Medical Device Reporting regulations, including: (i) failures in process validation with respect to test methods critical for detecting leak-related defects in infusion sets resulting in complaints linked to patient injuries including hyperglycemia and diabetic ketoacidosis; (ii) failures to adequately investigate complaints due to procedural deficiencies in Unomedical’s complaint handling process; (iii) deficiencies in Unomedical’s corrective and preventive action processes; and (iv) Unomedical’s failure to timely submit required medical device reports for events the U.S. FDA determined constituted reportable serious injuries or malfunctions.
While MiniMed has not received indication of any potential supply disruption, the U.S. FDA investigation of Unomedical could result in Unomedical implementing field corrective actions or product recalls with respect to its infusion sets. Field corrective actions generally allow products to remain in distribution but may require labeling changes, inspections, or product modifications and could result in temporary supply disruptions. Product recalls may require the removal, replacement, or rework of affected products, which could more significantly impact product availability. Such actions are typically initiated voluntarily by the manufacturer, although the U.S. FDA has authority to mandate a recall in limited circumstances. Because Unomedical is MiniMed’s sole supplier of infusion sets, any supply disruption resulting from a field corrective action, recall, or remediation of the violations identified in the warning letter could adversely affect MiniMed’s ability to meet customer demand for its insulin pumps. Any such actions, particularly a product recall, could also harm MiniMed’s reputation with patients, HCPs, and its commercial partners, and could reduce demand for MiniMed’s insulin pumps and other products.
While MiniMed’s agreements with Unomedical provide for certain indemnification obligations and insurance requirements, those protections are subject to limitations and otherwise may be insufficient to cover its exposure in the event of a significant recall or field corrective action, and MiniMed could be required to bear a material portion of any recall or field corrective action costs regardless of fault. Any claims or costs associated with a recall or field corrective action not covered by Unomedical’s indemnification obligations could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed may not succeed in developing new higher-volume manufacturing lines for CGMs that meet its requirements for quality, yield, throughput, and other performance metrics. Furthermore, any new higher-volume manufacturing lines MiniMed develops may be unreliable, require regular and significant maintenance, and be capital and resource-intensive to operate.
MiniMed’s ability to fully optimize costs while manufacturing MiniMed’s CGMs at scale depends in part on the successful development of new higher-volume manufacturing lines that meet its requirements for quality, throughput, yield, and other performance metrics. MiniMed may not succeed in developing such higher-volume manufacturing capabilities that will meet the standards required to successfully mass market its products. For example, MiniMed’s production of Simplera CGMs is scaling slower than anticipated due to its initial unsuccessful attempts to develop high-volume automated manufacturing lines for its Simplera CGMs. The initially developed Simplera CGM high-volume automated manufacturing lines were not sufficiently customized to product design specifications and lacked the software capabilities required for successful automation, and as a result failed to meet MiniMed’s throughput and yield requirements. MiniMed recently terminated certain arrangements with a third-party manufacturer with whom it contracted to install and operate one of these Simplera CGM high-volume automated manufacturing lines in an offsite location, and MiniMed recorded a related pre-tax charge of $118 million during the fiscal year ended April 24, 2026. For more information on this charge, see Note 4, “Restructuring,” to MiniMed’s condensed consolidated financial statements and Note 4, “Restructuring,” to MiniMed’s consolidated financial statements.
MiniMed’s ongoing and future attempts to develop higher volume manufacturing lines for Simplera CGMs will require significant time, resources, and expense, and may not be successful. Even if MiniMed is ultimately successful in developing higher-volume manufacturing capabilities, MiniMed does not know whether it will be able to do so in a manner that avoids cost overruns or additional delays and/or impairment charges (including as a result of factors beyond its control such as problems with suppliers and vendors or force majeure events), meets its product commercialization and manufacturing schedules, and satisfies the requirements of customers and potential customers. Moreover, although MiniMed continues to develop and enhance opportunities for efficient work processes, including using robotic technology and other artificial intelligence (“AI”) capabilities, an inability to automate processes in MiniMed’s manufacturing facilities could result in increases in labor costs. If MiniMed is unable to successfully develop higher-volume manufacturing lines for MiniMed’s products, it could negatively impact MiniMed’s ability to fully optimize costs while manufacturing MiniMed’s CGMs at scale and could adversely impact MiniMed’s ability to meet market demand, each of which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.

MiniMed’s current products may not maintain, and MiniMed’s next-generation products may not achieve or maintain, market acceptance.
MiniMed’s current business and growth strategy is dependent on its products, especially its next-generation products, achieving and maintaining market acceptance. A key to maintaining and growing MiniMed’s revenue is the retention of a high percentage of MiniMed’s customers due to the significant revenue generated from ongoing purchases of CGMs, other consumables, software, and services used with MiniMed’s AID and MDI systems. Market acceptance and adoption of MiniMed’s next-generation AID and Smart MDI systems depend on educating PWD, as well as their caregivers and HCPs, about the distinct features, ease-of-use, beneficial treatment outcomes, and other perceived benefits of these products as compared to competing products, including traditional CGMs and insulin pump products and alternative diabetes monitoring, treatment, or prevention methodologies. If MiniMed is not successful in convincing existing and potential customers of the benefits of its products, or if MiniMed is not able to achieve the support of caregivers and HCPs for its products, MiniMed’s sales may decline or MiniMed may achieve sales below its expectations.
Market acceptance of MiniMed’s current and next-generation products could be negatively impacted by many factors, including:
•MiniMed’s products not containing features desired by certain PWD;
•the failure of MiniMed’s products to achieve or maintain wide acceptance among people with T1D or T2D, their caregivers, HCPs, and KOLs in the diabetes treatment community;
•the failure of MiniMed’s products to achieve or maintain acceptance by third-party payors for coverage and reimbursement;
•lack of evidence supporting the safety, effectiveness, ease-of-use, or other perceived benefits of MiniMed’s products over competing products or other currently available glucose monitoring or insulin treatment methodologies;
•perceived risks or uncertainties associated with the use of MiniMed’s products, or components thereof, or of similar products or technologies of MiniMed’s competitors;
•adverse regulatory or legal actions relating to MiniMed’s products or similar products or technologies;
•results of clinical studies relating to MiniMed’s current or next-generation products, or similar competitive products;
•failure to adapt to business model and other industry changes, including responding to evolving PWD needs and service expectations; and
•criticism on digital and social media platforms, negative coverage by traditional media, and other forms of adverse publicity regarding MiniMed’s products or brand.
If MiniMed’s products do not achieve and maintain widespread market acceptance, MiniMed may fail to achieve sales consistent with its projections, in which case MiniMed’s business, results of operations, financial condition, and cash flows could be materially and adversely affected.
The research and development efforts MiniMed undertakes may not result in the development of commercially viable products, the generation of significant future revenues, or adequate profitability.
In order to address the anticipated needs of PWD, pursue new markets for MiniMed’s existing products and any new products, and to remain competitive, MiniMed focuses its research and development efforts and related strategic third-party collaboration activities on the enhancement of its current diabetes management products, the development of next-generation products, and the development of novel technologies and services. The development of new products or novel technologies and services and the enhancement of MiniMed’s current products requires significant investment in research and development, intellectual property protection, clinical trials, regulatory approvals, and obtaining third-party reimbursement. Certain of MiniMed’s next-generation products, including the next-generation Vivera dosing algorithm and the MiniMed Fit patch pump, are subject to a heightened level of risk with respect to technical feasibility and manufacturability. In particular, it is critical to the growth and profitability of MiniMed’s business that it develops or acquires a cost-effective competitive CGM sensor and a patch pump, and doing so may take longer or require more resources than anticipated. Even if MiniMed’s next-generation products are technically feasible and manufacturable at scale, there is no guarantee that such products will be successful entrants in the marketplace. See “—MiniMed’s current products may not maintain, and MiniMed’s next-generation products may not achieve or maintain, market acceptance.”
The results of MiniMed’s product development and commercialization efforts may be affected by a range of factors, including MiniMed’s ability to anticipate PWD needs, innovate and develop new products (whether independently or with its partners), determine a feasible or timely regulatory pathway or approach, and launch those products cost-effectively into multiple markets and geographies. If MiniMed is unable to successfully anticipate PWD needs, innovate, develop new products, and successfully launch them, it may not be able to generate significant future revenues or profits from these efforts. The ultimate benefit MiniMed realizes from the successful launch of a new or next-generation product may be negatively impacted if the new product cannibalizes sales of its existing products beyond expected levels.
MiniMed’s success depends on its ability to differentiate its products and keep pace with emerging technologies.
MiniMed’s continued growth and success depend on MiniMed’s ability to develop, acquire, and market new and differentiated products, technologies, and intellectual property, and as a result MiniMed also faces competition for marketing, distribution, and collaborative development agreements, establishing relationships with academic and research institutions, and acquiring licenses to intellectual property. In order to continue to compete effectively, MiniMed must continue to create, invest in, or acquire advanced technology, incorporate this technology into its proprietary products, obtain regulatory approvals in a timely manner, and manufacture and successfully market its products. For example, data science, machine learning, and AI are all impacting MiniMed’s products and operations and the competitive landscape in which MiniMed operates, and the application of these technologies is rapidly evolving at the same time as new laws and regulations of AI are being developed in jurisdictions around the world. There are significant risks involved in utilizing AI, and compliance with developing regulations may require significant expenditures or may limit MiniMed’s ability to effectively use these technologies. There can be no assurance that the application of AI in MiniMed’s products and operations will be successful, or that MiniMed will not experience data security and privacy incidents in connection with its use of these technologies. Given these factors, MiniMed cannot guarantee that it will be able to compete effectively or continue its level of success.
MiniMed enters into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, and partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues and that could potentially inhibit MiniMed from pursuing certain product development and acquisition opportunities outside of such arrangements.
In the ordinary course of MiniMed’s business, MiniMed enters into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships to develop proposed products or technologies, pursue new markets, or protect its intellectual property assets. For example, MiniMed relies on third parties, such as contract research organizations, medical institutions, clinical investigators, and contract laboratories, to conduct some of its clinical trials and pre-clinical investigations. If these third parties do not successfully carry out their contractual duties or regulatory obligations or meet expected deadlines, or if the quality or accuracy of the data they obtain is compromised due to failure to adhere to MiniMed’s clinical protocols or regulatory requirements or for other reasons, or if they are delayed in conducting MiniMed’s clinical trials for reasons outside of their control, MiniMed’s pre-clinical development activities or clinical trials may be extended, delayed, suspended, or terminated, and MiniMed may not be able to obtain regulatory approval for, or successfully commercialize, its products on a timely basis or at all. MiniMed also enters into investments in and with other medical technology companies. These investments are inherently risky, and MiniMed cannot guarantee that any of its previous or future investments will be successful or will not materially adversely affect its business, results of operations, financial condition, and cash flows.

MiniMed may not be able to identify or complete any such development arrangement in a timely manner, on a cost-effective basis, on acceptable terms, or at all, and it may not realize the anticipated benefits of any such development arrangements that it does identify and complete. In particular, these development arrangements may not result in the development of products or technologies that achieve commercial success or result in positive financial results, or may otherwise fail to have the intended impact on MiniMed’s business.
MiniMed may elect to amend or modify development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, partnerships, or similar agreements that it already has in place. Proposing, negotiating, and implementing development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, or partnerships may be a lengthy and complex process, and may subject MiniMed to business risks. For example, other companies, including those with substantially greater financial, marketing, sales, technology, or other business resources, may compete with MiniMed for these opportunities, or may be the counterparty in any such arrangements.
Additionally, MiniMed may not be in a position to exercise sole decision-making authority regarding a development arrangement, investment, licensing, or other similar arrangement, which could create the risk of impasses on decisions. Further, MiniMed’s collaborators and business partners may have economic or business interests or goals that are, or that may become, inconsistent with MiniMed’s business interests or goals. It is possible that conflicts may arise with MiniMed’s collaborators and other business partners, including conflicts concerning the achievement of performance milestones, or the interpretation of significant terms under any agreement, such as those related to financial obligations, termination rights, or the ownership or control or other licenses of intellectual property rights. If any conflicts arise with MiniMed’s current or future collaborators, they may act in their self-interest, which may be adverse to MiniMed’s best interest, and they may breach their obligations to MiniMed. In addition, MiniMed has limited control over the amount and timing of resources that its current collaborators or any future collaborators devote to MiniMed’s arrangements with them or MiniMed’s future products. Disputes between MiniMed and its current, future, or potential collaborators may result in litigation or arbitration which would increase MiniMed’s expenses and divert the attention of MiniMed’s management. Further, these transactions and arrangements are contractual in nature and may be terminated or dissolved under the terms of the applicable agreements and, in such event, MiniMed may not continue to have rights to the products relating to such transaction or arrangement or may need to purchase such rights at a premium.
MiniMed is party to certain agreements with affiliates of Blackstone Life Sciences Advisors L.L.C. (collectively, “Blackstone”) pursuant to which MiniMed has received funding for expenses related to the development of specific diabetes products (each, a “Blackstone Agreement” and collectively, the “Blackstone Agreements”). The Blackstone Agreements for which there are ongoing development and commercialization plans relate to the next-generation MiniMed Flex insulin pump and MiniMed Fit patch pump. MiniMed’s engineering, clinical, and regulatory teams have performed the development work for the programs funded by the Blackstone Agreements. If successfully commercialized, MiniMed will pay royalties on the developed products to Blackstone. In connection with the U.S. FDA clearance of MiniMed Flex, MiniMed recognized a one-time charge of $157 million during the fourth quarter of fiscal year 2026 related to future minimum royalty payment obligations under MiniMed’s research and development funding arrangement with Blackstone. See Note 11, “Research and Development Funding Arrangements,” to MiniMed’s condensed consolidated financial statements and Note 11, “Research and Development Funding Arrangements,” to MiniMed’s consolidated financial statements for additional information. Under certain termination provisions of the Blackstone Agreements, MiniMed’s royalty payment obligation will survive, and in certain termination circumstances, a payment to Blackstone of a multiple of the funded amounts may be required. If MiniMed acquires rights to a product in certain specified markets that competes with a product subject to a Blackstone Agreement, Blackstone has the option to terminate the agreement and receive a termination payment from MiniMed equal to a multiple of the funded amounts under the applicable agreement, or continue to be eligible for the royalty payments on the product subject to the Blackstone Agreement; provided that if the product subject to the Blackstone Agreement has already been submitted for regulatory approval for commercial use at the time the competing product is acquired and Blackstone elects to receive royalty payments, such royalty payments would apply to both the product subject to the Blackstone Agreement and the competing product. During fiscal year 2025, a co-development agreement with Blackstone was terminated following negotiations to resolve a contractual dispute with Blackstone related to the alleged acquisition of a competing product. As a result of these negotiations, MiniMed and Blackstone mutually agreed to terminate the agreement, MiniMed agreed to make a one-time $165 million payment to Blackstone, and MiniMed and Blackstone were each relieved of any continuing obligations under the agreement other than customary survival provisions. Such termination payments could potentially discourage MiniMed from pursuing, or limit its resources to pursue, certain product development and acquisition opportunities outside of the arrangements, increase MiniMed’s cash requirements, and could impair MiniMed’s liquidity, which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows. For additional information about MiniMed’s research and development arrangements with Blackstone, see “Business of MiniMed—Innovation / Pipeline and Future Initiatives—Blackstone Co-Development Agreements.”
On July 31, 2024, MiniMed entered into a global integration, supply, and distribution agreement with Abbott (the “Abbott Partnership”) to expand access to MiniMed’s AID and Smart MDI systems. Under the Abbott Partnership, Abbott supplies MiniMed with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology. Achieving the anticipated benefits of the Abbott Partnership is subject to a number of uncertainties, including whether MiniMed’s AID and Smart MDI systems and the Instinct CGM platform can become integrated in an effective and efficient manner. Failure to achieve the anticipated benefits of the Abbott Partnership, on MiniMed’s currently expected timeline or at all, could result in increased costs, decreases in the amount of expected revenues generated by the Abbott Partnership, and diversion of MiniMed management’s attention and energy away from MiniMed’s ongoing business operations. MiniMed may also experience a decline in sales of its existing CGMs as it markets Instinct alongside its own CGMs, such as its Simplera and Guardian Connect CGM products. The failure to successfully integrate Instinct into MiniMed’s existing marketing efforts could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows. Additionally, if Abbott were to have its marketing authorization revoked or if it encountered other difficulties that negatively affected the public’s perception of and use of Abbott’s CGM products, it could have a corresponding adverse effect on the public perception of and use of MiniMed’s other products. For additional information about the Abbott Partnership, see “Business of MiniMed—Innovation / Pipeline and Future Initiatives—Abbott Integration, Supply and Distribution Agreement.”
The continuing development of many of MiniMed’s products depends upon MiniMed’s ability to maintain strong relationships with HCPs.
The research, development, marketing, and sales of many of MiniMed’s new and improved products depend on its maintaining working relationships with HCPs. MiniMed relies on these professionals to provide it with considerable knowledge and experience regarding the research, development, marketing, and sales of MiniMed’s products. HCPs assist MiniMed as researchers, marketing and product consultants, inventors, trainers, and public speakers. If MiniMed is unable to maintain strong relationships with these professionals, the development and marketing of its products could suffer, which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed’s results of operations will be harmed if MiniMed is unable to accurately forecast market demand for its products and manage its inventory.
To ensure adequate supply of MiniMed’s products, MiniMed must forecast the inventory needs of its current and prospective customers and manufacture its products based on its estimates of future demand. MiniMed’s ability to accurately forecast market demand for MiniMed’s products could be negatively affected by many factors, many of which are beyond MiniMed’s control, including MiniMed’s failure to accurately manage its expansion strategy, product introductions by competitors, an increase or decrease in customer demand for its products or for products of its competitors, MiniMed’s failure to accurately forecast market acceptance of new products, and changes in general market conditions or regulatory matters.
Failure to adequately predict market demand for MiniMed’s products or otherwise optimize and operate MiniMed’s distribution channels successfully could result in excess or insufficient inventory or fulfillment capacity, increased costs, immediate shortages in product or component supply, or harm MiniMed’s business in other ways. Disruptions in international markets and supporting financial services and uncertainty about economic conditions (for instance, resulting from tariff disputes, credit scarcity, geopolitical risks, or sovereign debt deterioration) have in the past caused periods of tightened credit availability and increased volatility in liquidity and borrowing terms. If these conditions were to recur or worsen, MiniMed may experience reduced demand for a number of its products. MiniMed could also experience reduced sales, cash flows, and profits due to delayed payments or the insolvency of customers, HCPs, hospitals, suppliers, distributors, or vendors who experience liquidity issues, including as a result of cybersecurity incidents impacting private and government health insurance payors. In addition, HCP and staff strikes or other work stoppages may in the future cause reduced demand for MiniMed’s products. As a result, MiniMed’s business, results of operations, financial condition, and cash flows could be adversely affected.
If MiniMed fails to expand and maintain an effective sales force, predict and adapt to changes in markets, or successfully develop and maintain its relationships with intermediaries, MiniMed’s business, prospects, and brand may be materially and adversely affected.
MiniMed must continue to develop and grow its sales and marketing organization, enter into partnerships or other arrangements to market and sell its products, and collaborate with third parties, including distributors, to market and sell its products in order to maintain the commercial success of MiniMed’s current systems and to achieve commercial success for MiniMed’s future products. MiniMed’s sales and marketing organization competes with the experienced, larger, and well-funded marketing and sales operations of MiniMed’s competitors. Further, MiniMed may not be able to successfully manage its dispersed sales force or increase its product sales at acceptable rates. If MiniMed is unable to establish and maintain adequate sales, marketing, and distribution capabilities, independently or with others, MiniMed’s future revenue may be reduced and MiniMed’s business may be harmed.
MiniMed’s direct sales and marketing team calls on HCPs and PWD throughout the applicable country, to the extent permissible, to raise awareness and initiate sales of MiniMed’s products. Developing and managing a direct sales organization is a difficult, expensive, and time-consuming process. To continue to develop its direct sales and marketing organization to successfully achieve market awareness and sell its products, MiniMed must:
•recruit and retain adequate numbers of effective and experienced sales and marketing personnel;
•launch new products on a timely and frequent basis to ensure that MiniMed’s sales and marketing team consistently has a lineup of products to sell;
•compensate MiniMed’s marketing and sales personnel appropriately compared to competitors;
•effectively train MiniMed’s sales and marketing personnel in the benefits and risks of MiniMed’s products;
•establish and maintain successful sales, marketing, training, and education programs that educate HCPs, including endocrinologists, physicians, and diabetes educators, so they can appropriately inform PWD about MiniMed’s products;
•manage geographically dispersed sales and marketing operations; and
•effectively train MiniMed’s sales and marketing personnel on the applicable advertising and promotion and fraud and abuse laws that govern interactions with HCPs and institutions, as well as current and prospective patients, and maintain active oversight and auditing measures to ensure continued compliance.
MiniMed enters into co-promotion and other marketing and sales arrangements with other companies. Any revenue received from those arrangements depends on the skills and efforts of others, and MiniMed cannot predict whether these efforts will be successful.
To the extent that MiniMed enters into additional arrangements with third parties or intermediaries to perform sales, marketing, distribution, or billing services, MiniMed’s product margins could be lower than if MiniMed directly marketed and sold its products. Intermediaries that are in the business of selling other medical products in addition to MiniMed’s products may not devote a sufficient level of resources and support required to generate awareness of MiniMed’s products and grow or maintain MiniMed’s product sales. If MiniMed’s intermediaries are unwilling or unable to market and sell MiniMed’s products, or if they do not perform to MiniMed’s expectations, MiniMed could experience delayed or reduced market acceptance and sales of its products, which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows. See “—

MiniMed enters into development arrangements, investments, licensing arrangements, joint ventures, strategic alliances, and partnerships with third parties that may not result in the development of commercially viable products or the generation of significant future revenues and that could potentially inhibit MiniMed from pursuing certain product development and acquisition opportunities outside of such arrangements.” and “—Reduction or interruption in supply or other manufacturing difficulties may adversely affect MiniMed’s manufacturing operations and related product sales.” for a more detailed discussion on risks relating to MiniMed’s relationships with third parties.
Interim, “top-line,” and preliminary data from MiniMed’s feasibility and clinical trials that MiniMed announces or publishes from time to time may change as more patient data become available and are subject to audit and verification procedures that could result in material changes in the final data.
From time to time, MiniMed has, and in the future expects to, publicly disclose interim, top-line, or preliminary data from its pre-clinical studies, feasibility trials, and clinical trials, which are based on a preliminary analysis of then-available data, and the results and related findings and conclusions are subject to change following a more comprehensive review of the data related to the particular study or trial. MiniMed also makes assumptions, estimations, calculations, and conclusions as part of its analyses of interim, top-line, or preliminary data, and MiniMed may not have received or had the opportunity to fully and carefully evaluate all data. The interim, top-line, or preliminary results that MiniMed reports may differ from future results of the same study or trial, different conclusions or considerations may qualify such results, or one or more of the clinical outcomes may materially change, once additional data have been received and fully evaluated. Interim, top-line, or preliminary data also remain subject to audit and verification procedures that may result in the final data being materially different from the interim, top-line, or preliminary data MiniMed previously announced. As a result, interim, top-line, and preliminary data should be viewed with caution until the final data are available. Adverse differences between interim, preliminary, or top-line data and final data could significantly harm MiniMed’s business prospects. Further, disclosure of interim, preliminary, or top-line data by MiniMed or by MiniMed’s competitors could result in volatility in the price of MiniMed Common Stock. If the interim, top-line, or preliminary data that MiniMed reports differ from actual results, MiniMed’s ability to obtain approval for, and commercialize, MiniMed’s product candidates may be harmed, which could adversely impact MiniMed’s business, results of operations, financial condition, and cash flows.
Future market or clinical studies may be unfavorable to MiniMed’s products and their efficacy, which could hinder MiniMed’s sales efforts and have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
To help improve, market, and sell its products, MiniMed has sponsored, and expects to continue to sponsor, market studies to assess various aspects of the functionality and relative efficacy of its products. MiniMed also provides for investigator-sponsored research (“ISR”) studies, which are designed, conducted, and published by third-party regulators rather than by MiniMed. The data obtained from these studies may be unfavorable to MiniMed’s products or may be inadequate to support satisfactory conclusions. In addition, MiniMed may sponsor clinical trials to assess certain aspects of the efficacy of MiniMed’s products. If future clinical trials fail to support the efficacy of MiniMed’s current or future products, MiniMed’s sales may be adversely affected and MiniMed may lose an opportunity to secure clinical preference from prescribing clinicians, which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows. Because MiniMed does not control the design, conduct, analysis, or publication of ISR studies, MiniMed may have limited or no ability to review or influence the results before they are disseminated, and unfavorable findings could be published or presented without MiniMed’s input.
Future clinical studies or articles regarding MiniMed’s existing products or any competing products may be published that either support a claim, or are perceived to support a claim, that a competitor’s product is clinically more effective or easier to use than MiniMed’s products or that MiniMed’s products are not as effective or easy to use as MiniMed claims. Diabetes associations, HCPs that focus on diabetes, or other organizations that may be viewed as authoritative could endorse products or methods that compete with MiniMed’s products or otherwise announce positions that are unfavorable to MiniMed’s products. Any of these events may negatively affect MiniMed’s sales efforts and result in decreased revenue.

MiniMed is subject to a variety of risks associated with global operations that could adversely affect MiniMed’s profitability and operating results.
MiniMed develops, manufactures, distributes, and sells its products globally. MiniMed intends to continue to expand its operations and to pursue growth opportunities in new and emerging markets. Operations in different countries including emerging markets could expose MiniMed to additional and greater risks and potential costs, including:
•fluctuations in currency exchange rates;
•healthcare reform legislation;
•the need to comply with different regulatory regimes worldwide that are subject to change and that could restrict MiniMed’s ability to manufacture and sell its products;
•local product preferences and product requirements;
•longer-term receivables than are typical in the United States;
•economic sanctions, export controls, trade protection measures, tariffs and other border taxes, and import or export licensing requirements;
•less intellectual property protection in some countries outside the United States than exists in the United States;
•different labor regulations and workforce instability;
•political and economic instability, including as a result of armed conflicts and insurrections;
•restrictions on local currency conversion or cash extraction;
•potentially negative consequences from changes in or interpretations of tax laws; and
•economic instability, heightened inflation, recession, or interest rate fluctuations.
The ongoing global economic competition and trade tensions among the United States and various other countries, such as China, present risk to MiniMed. Recently, the United States has imposed new tariffs on imports from many jurisdictions, including Canada, Mexico, China, the European Union, and other countries and regions in which MiniMed does business. The United States has indicated that these tariffs are subject to change and that additional tariffs may be imposed against other countries. The United States, China, and the EU, which comprised approximately 30%, 1%, and 39%, respectively, of MiniMed’s total net sales for fiscal year 2026, could impose tariffs or other types of restrictions such as limitations on government procurement or technology export restrictions, which could affect MiniMed’s access to the markets.
The Russia-Ukraine conflict and resulting sanctions and export restrictions are creating barriers to doing business in Russia and Belarus and are adversely impacting global supply chains. While it has no manufacturing or direct material suppliers in the region, MiniMed continues to closely monitor the potential raw material and sub-tier supplier impact in both Russia and Ukraine. Additional sanctions, export restrictions, and potential countermeasures within Russia, along with geopolitical shifts in Asia and disruptions relating to conflicts in the Middle East, including the ongoing conflict in Iran, may lead to greater uncertainty that could cause additional adverse impacts on global supply chains and MiniMed’s business, results of operations, financial condition, and cash flows.
More generally, several governments including the United States have raised the possibility of policies to induce “re-shoring” of supply chains, less reliance on imported supplies, and greater national production. If such steps trigger retaliation in other markets restricting access to foreign products in purchases by their government-owned healthcare systems, the result could have a significant impact on MiniMed.

Other significant changes or disruptions to international trade arrangements, such as termination or modification of existing trade agreements, may adversely affect MiniMed’s business, results of operations, financial condition, and cash flows. In addition, a significant amount of MiniMed’s trade receivables are with national healthcare systems in many countries. Repayment of these receivables is dependent upon the political and financial stability of those countries. In light of these global economic fluctuations, MiniMed continues to monitor the creditworthiness of customers. Failure to receive payment of all or a significant portion of these receivables could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows.
Finally, changes in currency exchange rates may impact the reported value of MiniMed’s revenues, expenses, and cash flows. In addition, the impact of currency devaluations in countries experiencing significant currency exchange fluctuations could negatively impact MiniMed’s operating results. MiniMed cannot predict changes in currency exchange rates, the impact of exchange rate changes, or the degree to which MiniMed will be able to manage the impact of currency exchange rate changes.
Failure to secure or retain adequate coverage or reimbursement for MiniMed’s current products and MiniMed’s potential future products by government entities or third-party payors could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows.
As a medical device company, reimbursement from government and private third-party payors, including Medicare and Medicaid, is an important element of MiniMed’s success. Future sales of MiniMed’s current and future products will be limited unless PWD can rely on third-party payors to pay for all or part of the associated purchase cost. Access to adequate coverage and reimbursement for MiniMed’s current and future products by third-party payors is essential to the acceptance of MiniMed’s products by PWD, as well as their caregivers and HCPs.
As guidelines in setting their coverage and reimbursement policies, many third-party payors in the United States reference coverage decisions and reimbursement amounts determined by the Centers for Medicare & Medicaid Services (“CMS”), which administers the U.S. Medicare program. CMS periodically reviews Medicare coverage and reimbursement policies for diabetes-related products, and there is uncertainty as to the future Medicare reimbursement rate for MiniMed’s products. For example, the United States government may shift health policy priorities, which could impact Medicare coverage and reimbursement. It is also possible that CMS may continue to review and modify the current coverage and reimbursement of diabetes-related products in connection with anticipated changes to the regulatory approval process for CGMs, insulin pumps, related products, software applications, and services.
CMS recently finalized the Home Health rule that will include Class II CGMs and insulin pumps in its Durable Medical Equipment, Prosthetics, Orthotics and Supplies (“DMEPOS”) competitive bidding program (“CBP”). CMS expects contracts to be awarded to approximately ten suppliers of Class II CGMs and insulin pumps, and that the initial contracts will be awarded in the second half of 2027 and be effective January 1, 2028. Upon receipt of Pricing, Data Analysis and Coding (“PDAC”) approval from Medicare, MiniMed expects to sell Class II CGMs and insulin pumps to Medicare beneficiaries in connection with MiniMed’s AID systems that utilize Instinct CGM sensors, both directly and indirectly through distributors. To continue to serve as a DMEPOS provider for such Medicare fee-for-service beneficiaries, both MiniMed and the distributors with whom MiniMed partners will be required to successfully bid in the DMEPOS CBP. MiniMed also expects the DMEPOS CBP to lower Medicare reimbursement rates below current rates for Class II CGMs and insulin pumps, and these lower rates to be used as benchmarks for the reimbursement rates for Class III CGMs and insulin pumps sold to Medicare beneficiaries and for all CGMs and insulin pumps reimbursed by third-party providers, and that this will decrease the amount MiniMed is able to charge for these products in the United States. Furthermore, the payment classification for Class II CGMs and insulin pumps under the updated DMEPOS CBP will shift to the “frequently and substantially serviced” category rental model. Under this model, insulin pumps will move from a capped rental over a 13-month period to a monthly rental with payment calculated by total rental cost divided by 60 months, which MiniMed expects to impact the timing of revenue recognition and cash flows related to Class II insulin pump sales to Medicare patients, and to create a risk of loss in the event a pump (which is not reusable) is returned by a Medicare patient within 60 months. If the new DMEPOS CBP payment model is also adopted for Class III insulin pumps sold to Medicare beneficiaries and by third-party payors generally, these impacts to insulin pump-related revenue recognition and cash flows, and risk of loss if a pump is returned, would be more significant. In addition, if

MiniMed, or the distributors with whom MiniMed currently partners, do not elect to participate in the DMEPOS CBP or are unsuccessful in winning bids, MiniMed may need to partner with new distributors to continue selling Class II CGMs and insulin pumps to Medicare beneficiaries. Furthermore, the terms of MiniMed’s arrangements with distributors will likely need to change to reflect new commercial dynamics created by the DMEPOS CBP, which could result in less favorable terms for MiniMed with respect to sales of MiniMed’s CGMs and insulin pumps.
Third-party payors that do not follow CMS guidelines may adopt different coverage and reimbursement policies for MiniMed’s current and future products. Third-party payors are increasingly basing reimbursement rates on the effectiveness of the product, clinical outcomes associated with the product, product-specific health economic outcomes data demonstrating cost savings, and any factors that negatively impact the effectiveness or clinical outcomes (or cause a perception of any such negative impact), such as the results of a clinical trial or a product recall or corrective action, which could negatively impact the reimbursement rate. Further, it is possible that some third-party payors will not offer any coverage for MiniMed’s current or future products. For instance, it is possible that third-party payors may adopt policies in the future that designate one or more of MiniMed’s competitors as their preferred, in-network DME provider of CGMs and that such policies would discourage or prohibit the payors’ members from purchasing MiniMed’s products, which would adversely impact MiniMed’s ability to sell its products. With the evolution of health plan coverage to reimburse products under the pharmacy benefit, payors have the ability to exclude products from formulary coverage.
Both government and private third-party payors managing the pharmacy benefit establish formularies to control costs by taking into account manufacturer rebates in connection with decisions about formulary inclusion or preferred formulary placement. Failure to offer or maintain competitive rebates to maintain formulary placement could adversely impact MiniMed’s revenue. Private third-party payors, including self-insured employers, often implement formularies with co-payment tiers to encourage utilization of certain products and have also been raising co-payments required from beneficiaries, particularly for higher-cost products. Private third-party payors may also use additional measures such as value-based pricing or contracting to improve their cost-containment efforts. Private third-party payors also are increasingly imposing utilization management tools, such as requiring prior authorization or requiring the patient to first fail on a lower-cost product before permitting access to a higher-cost product.
In some countries, particularly EU countries and European Free Trade Association (“EFTA”) member states, the pricing, reimbursement, and rebates of health products are subject to governmental control, and in such countries, there can be considerable pressure by governments and other stakeholders on prices, as well as reimbursement and rebates. If reimbursement for MiniMed’s products in these countries is unavailable or limited in scope or amount, or if pricing or rebates are set at unsatisfactory levels in any such country, MiniMed’s prospects for generating revenue outside of the United States, if any, could be adversely affected and MiniMed’s business could be harmed. MiniMed is subject to risks relating to changes in government reimbursement schemes and policies, and changes in legal and regulatory requirements around the world. Implementation of further legislative or administrative reforms to these reimbursement systems, or adverse decisions relating to coverage of or reimbursement for MiniMed’s products by administrators of these systems, could have an impact on the acceptance of and demand for MiniMed’s products and the prices that PWD are willing to pay for them. If MiniMed expands its sales and marketing efforts internationally, it will face additional risks associated with obtaining and maintaining reimbursement from foreign healthcare systems on a timely basis or at all.
MiniMed currently has contracts establishing reimbursement for its products with national and regional third-party payors in the United States. While MiniMed may enter into additional contracts in the United States and expand coverage of certain products, as well as add coverage for future products under its current agreements, MiniMed cannot guarantee that it will succeed in doing so or that the reimbursement contracts that it is able to negotiate will enable it to sell MiniMed’s products on a profitable basis. In order to obtain additional health plan contracts, including with pharmacy benefits plans, MiniMed may have to agree to a net sales price lower than the net sales price it obtains in other payor channels. MiniMed’s existing reimbursement contracts generally include numerous quality and compliance-related requirements, including audit rights, and can be terminated by government entities or third-party payors without cause and with little (30 to 60 days’) notice to MiniMed. MiniMed’s compliance with the administrative procedures or requirements may result in increased costs for MiniMed and delays in processing approvals by government entities and third-party payors. Furthermore, payor audits have in the past, and may in the future, result in requests for refunds or other costs. In addition, as noted above, government decisions on coverage and reimbursement amounts may impact the reimbursement rates MiniMed is able to obtain from third-party payors. Failure to secure or retain adequate coverage of or reimbursement for MiniMed’s current and future products by government entities and third-party payors, or delays in processing approvals by those payors, could result in the loss of sales, which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
As most of MiniMed’s U.S.-based customers rely on third-party payors to cover the cost of MiniMed’s products, there has been, and may continue to be, a shift in financial responsibility to MiniMed’s customers for the amounts previously covered by their primary insurance carrier. In the event that MiniMed is unsuccessful in collecting payments owed by customers or experience increases in the amount, or deterioration in the collectability, of uninsured and patient due accounts receivable, this could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows. MiniMed may also be adversely affected by the growth in high deductible or “skinny” health plan offerings, as a result of the evolving healthcare policy and insurance landscapes that shift greater responsibility for care to individuals through more exclusions, prior authorizations, and higher co-payment and deductible amounts.
Failure to integrate any acquired businesses into MiniMed’s operations successfully, or challenges related to MiniMed’s strategic initiatives, including divestitures and third-party funding arrangements, as well as liabilities or claims relating to any such acquired businesses, divestitures, or arrangements, could adversely affect MiniMed’s business.
As part of its strategy to develop and identify new products and technologies and optimize its portfolio of products, MiniMed has made several acquisitions, divestitures, and third-party research and development funding arrangements in recent years, and it may make additional acquisitions, divestitures, and arrangements in the future. MiniMed’s integration of the operations of any acquired businesses, or a divestiture of any part of MiniMed’s existing businesses, will require significant efforts, including the coordination of information technologies, research and development, sales and marketing, operations, manufacturing, and finance. These efforts may result in additional expenses and involve significant amounts of MiniMed management’s time that cannot then be dedicated to other projects. MiniMed’s failure to manage and coordinate the growth of acquired companies successfully could also have an adverse impact on MiniMed’s business. Further, acquired businesses may have liabilities, or be subject to claims, litigation, or investigations, that MiniMed did not anticipate or which exceed its estimates at the time of the acquisition. In addition, MiniMed cannot be certain that the businesses it may acquire will become profitable or remain so. Factors that will affect the success of MiniMed’s acquisitions include:
•the presence or absence of adequate internal controls, or significant fraud in the financial systems of acquired companies;
•MiniMed’s ability or inability to integrate information technology systems of acquired companies in a secure and reliable manner;
•liabilities, claims, litigation, investigations, or other adverse developments relating to acquired businesses or the business practices of acquired companies, including investigations by governmental entities, potential U.S. FCPA or product liability claims, intellectual property disputes, earnout or other contingent payment disputes, or other unanticipated liabilities;
•any decrease in customer loyalty and product orders caused by dissatisfaction with the combined companies’ product lines and sales and marketing practices, including price increases;
•MiniMed’s ability to comply with regulatory obligations applicable to acquired companies;
•MiniMed’s ability to retain key employees; and
•the ability to achieve synergies among acquired companies, such as increasing sales of the integrated company’s products, achieving cost savings, and effectively combining technologies to develop new products.

MiniMed could also experience negative effects on its business, results of operations, financial condition, and cash flows from acquisition-related charges, amortization of intangible assets, and asset impairment charges.
In addition, the potential exists that expected strategic benefits from any planned or completed divestiture or third-party funding arrangement may not be realized or may take longer to realize than expected, and there can be no assurance that disputes will not arise under MiniMed’s third-party funding arrangements or transition service agreements that have been or may be executed as part of a divestiture. MiniMed has in the past and could in the future cancel or fail to consummate a planned acquisition, divestiture, or third-party funding arrangement, which may subject MiniMed to penalties or result in litigation.
MiniMed has recently approved and committed to a plan to terminate a third-party manufacturing agreement resulting in a pre-tax charge, and MiniMed may be required to recognize additional charges in the future, including contract write-offs and impairments to MiniMed’s property, plant, and equipment, goodwill, or other intangible assets, which could significantly reduce MiniMed’s earnings.
Under U.S. GAAP, MiniMed reviews certain assets, including property, plant, and equipment, goodwill, and other intangible assets, for impairment on either an annual basis or when events or circumstances occur which indicate that the carrying value of such assets may be impaired. If the review performed indicates that impairment has occurred, MiniMed is required to record a non-cash impairment charge for the difference between the carrying value and fair value of the asset, in the period the determination is made. Additionally, when it terminates contractual arrangements, MiniMed may be required to recognize charges related to contract termination fees, write-offs of prepaid expenses or contract assets, disposal of specialized equipment or inventory associated with the terminated arrangement, and other exit costs.
The testing of assets for impairment and evaluation of contract termination costs require MiniMed to make estimates that are subject to significant assumptions about MiniMed’s future revenue, profitability, cash flows, fair value of assets and liabilities, weighted average cost of capital, expected contract settlement amounts, and the realizability of contract-specific assets, as well as other assumptions. Changes in these estimates, or changes in actual performance compared with these estimates, may affect the fair value of the assets or the expected costs of contract terminations, which may result in an impairment charge or additional contract-related charges. If MiniMed determines its assets are impaired in the future or incurs additional costs related to contract terminations or restructurings, MiniMed may be required to record charges to earnings in its financial statements that could have a material adverse effect on MiniMed’s business, financial condition, results of operations, and cash flows.
MiniMed recorded a pre-tax charge of $118 million during the fiscal year ended April 24, 2026 related to certain of its efforts to develop high-volume automated manufacturing lines for Simplera CGMs, including contract termination costs and asset write-offs. For more information, see Note 4, “Restructuring,” to MiniMed’s consolidated financial statements.
If MiniMed’s estimates or judgments relating to MiniMed’s critical accounting policies are based on assumptions that change or prove to be incorrect, MiniMed’s results of operations could be adversely affected, resulting in a decrease in the market price of shares of MiniMed Common Stock.
The preparation of financial statements in conformity with U.S. GAAP requires MiniMed to make estimates and assumptions that affect the amounts reported in MiniMed’s condensed consolidated financial statements and consolidated financial statements. MiniMed bases its estimates on historical experience and on various other assumptions that MiniMed believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets, liabilities, equity, net sales, and expenses that are not readily apparent from other sources. If MiniMed’s assumptions change or if actual circumstances differ from MiniMed’s assumptions, MiniMed’s results of operations could be adversely affected and could fall below MiniMed’s publicly announced guidance or the expectations of securities analysts and investors, resulting in a decline in the market price of shares of MiniMed Common Stock.

MiniMed may in the future have outstanding debt obligations that could adversely affect MiniMed’s business, results of operations, or financial condition.
In connection with the Separation, MiniMed entered into the Revolving Credit Facility (as defined in “Description of Certain Indebtedness of MiniMed”). If MiniMed incurs indebtedness under this facility or through another arrangement it could subject MiniMed to risks, including:
•requiring a substantial portion of MiniMed’s cash flow from operations to make interest payments;
•making it more difficult to satisfy other obligations;
•increasing the risk of a future negative impact to future credit ratings of MiniMed’s debt, which could increase future debt costs and limit the future availability of debt financing;
•increasing MiniMed’s vulnerability to general adverse economic and industry conditions;
•reducing the cash flow available to fund capital expenditures and other corporate purposes and to grow MiniMed’s business;
•limiting MiniMed’s ability to pay dividends;
•limiting MiniMed’s flexibility in planning for, or reacting to, changes in MiniMed’s business and industry; and
•limiting MiniMed’s ability to borrow additional funds as needed or take advantage of business opportunities as they arise, pay cash dividends, or repurchase shares of MiniMed Common Stock.
The risks described above will increase with the amount of indebtedness MiniMed incurs in the future. Furthermore, to the extent MiniMed’s indebtedness bears interest at variable rates, MiniMed’s ability to borrow additional funds may be reduced and the risks described above would intensify if these rates were to increase significantly, whether because of an increase in market interest rates or a decrease in MiniMed’s creditworthiness. In addition, MiniMed’s actual cash requirements in the future may be greater than expected. MiniMed’s cash flow from operations may not be sufficient to service MiniMed’s outstanding debt or to repay the outstanding debt as it becomes due, and MiniMed may not be able to borrow money, sell assets, or otherwise raise funds on acceptable terms, or at all, to service or refinance MiniMed debt.
Furthermore, the restrictive covenants under the Revolving Credit Facility may limit MiniMed’s operating flexibility by limiting MiniMed’s ability to, among other things, take advantage of financing, merger and acquisition, or other opportunities, in particular if MiniMed cannot meet certain pro forma leverage ratio incurrence tests. In addition, MiniMed is required to comply with certain financial maintenance covenants under the Revolving Credit Facility. MiniMed’s ability to comply with such covenants may be affected by events beyond MiniMed’s control, including prevailing economic, financial, and industry conditions.
Legal and Regulatory Risks
MiniMed is subject to extensive and complex laws and governmental regulations and any adverse regulatory action may materially adversely affect MiniMed’s financial condition and business operations.
MiniMed’s medical devices and technologies, as well as MiniMed’s business activities, are subject to a complex set of regulations and rigorous enforcement, including by the U.S. FDA, U.S. Department of Justice, U.S. Department of Health and Human Services (the “U.S. HHS”) Office of the Inspector General, U.S. EPA, and numerous other federal, state, and non-U.S. governmental authorities. To varying degrees, each of these agencies requires MiniMed to comply with laws and regulations governing the development, testing, manufacturing, labeling, content, marketing, and distribution of MiniMed’s products, as well as EHS laws and regulations. These laws and regulations are also related to fair competition, kickbacks, false claims, self-referrals, and healthcare fraud. In addition, as a manufacturer of U.S. FDA-approved devices reimbursable by federal healthcare programs, MiniMed is subject to the Physician Payments Sunshine Act, which requires MiniMed to annually report certain payments and other transfers of value MiniMed makes to U.S.-licensed physicians, certain allied health professionals, and U.S. teaching hospitals. Any failure to comply with these laws and regulations could subject MiniMed or MiniMed’s officers and employees to criminal and civil financial penalties.
As a part of the regulatory process of obtaining marketing authorization for new products and new indications for existing products, MiniMed conducts and participates in numerous clinical trials with a variety of study designs, patient populations, and trial endpoints. Unfavorable clinical data from existing or future clinical trials may adversely impact MiniMed’s ability to obtain product approvals, including from the U.S. FDA, MiniMed’s position in, and share of, the markets in which it participates, and MiniMed’s business, results of operations, financial condition, and cash flows. Even if MiniMed’s development and clinical trial efforts appear successful to MiniMed and MiniMed’s regulatory submission appears satisfactory to MiniMed, the U.S. FDA or comparable international regulator may disagree and may decide not to grant marketing authorization for the products, may decide to approve the products but require narrow or less desirable labeling, or may require additional product testing or clinical trials or other data to be developed and submitted before approving the products, which would result in product launch delays and additional expense.
In addition, the ability of the U.S. FDA to review and authorize the sale of new products can be affected by a variety of factors, including government budget and funding levels, its ability to hire and retain key personnel and accept the payment of user fees, statutory, regulatory, and policy changes, and other events that may otherwise affect the U.S. FDA’s ability to perform routine functions. In particular, reductions in staff and officials at the U.S. FDA may cause delays to the agency’s ongoing review of certain products in MiniMed’s pipeline. Disruptions at the U.S. FDA and other agencies may also increase the time necessary for new products to be reviewed or authorized for marketing by necessary government agencies, which would adversely affect MiniMed’s business. For example, over the last several years, the U.S. government has shut down several times and certain regulatory agencies, such as the U.S. FDA, have had to furlough critical employees and stop critical activities. If a prolonged government shut-down occurs, it could significantly impact the ability of the U.S. FDA and other agencies to timely review and process MiniMed’s regulatory submissions, which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
As a result, MiniMed cannot guarantee that it will be able to obtain or maintain marketing authorization for its new products or enhancements or modifications to existing products, and the failure to maintain approvals or obtain approval or clearance could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows. Even if MiniMed is able to obtain approval or clearance, it may:
•take a significant amount of time;
•require the expenditure of substantial resources;
•involve stringent clinical and pre-clinical testing, as well as increased post-market surveillance;
•involve modifications, repairs, or replacements of MiniMed’s products; or
•limit the proposed uses of MiniMed’s products.
Both before and after a product is commercially released, MiniMed has ongoing responsibilities under U.S. FDA and other applicable non-U.S. governmental authority regulations. For instance, many of MiniMed’s facilities and procedures and those of MiniMed’s suppliers are also subject to periodic inspections by the U.S. FDA to assess compliance with applicable regulations. The results of these inspections can include, and have in the past included, inspectional observations on the U.S. FDA’s Form 483, warning letters, or other forms of enforcement, such as a consent decree. For example, the U.S. FDA issued a warning letter on December 9, 2021 finding that the quality system requirements at MiniMed’s Northridge, California facility did not conform with the U.S. FDA’s QSR with respect to the MiniMed 600 series pumps and software and remote controllers used with the Paradigm and MiniMed series pumps. In addition to the impact on MiniMed’s production of the MiniMed 600 series pump, MiniMed’s ability to progress approval of the MiniMed 780G series pump was delayed. While MiniMed has since addressed such letter to the satisfaction of the U.S. FDA, who lifted the letter in April 2023, if the U.S. FDA were to conclude that MiniMed is not in compliance with applicable laws or regulations, or that any of MiniMed’s medical products are ineffective or pose an unreasonable health risk, the U.S. FDA could detain or seize adulterated or misbranded medical products, order a recall, repair, replacement, or refund of such products, refuse to grant pending pre-market approval applications or require certificates of non-U.S. governments for exports, or require MiniMed to notify HCPs and others that the products present unreasonable risks of substantial harm to the public health, and in certain rare circumstances, ban such products. The U.S. FDA and other non-U.S. government agencies may also assess civil or criminal penalties against MiniMed, or MiniMed’s officers or employees, and impose operating restrictions on a company-wide basis. The U.S. FDA may also recommend prosecution to the U.S. Department of Justice. Any adverse regulatory action, depending on its magnitude, may restrict MiniMed from effectively marketing and selling its products and limit its ability to obtain future pre-market clearances or approvals, and could result in a substantial modification to MiniMed’s business practices and operations.
Furthermore, MiniMed occasionally receives subpoenas or other requests for information from various governmental agencies around the world. While these investigations typically relate primarily to financial arrangements with HCPs, regulatory compliance, and product promotional practices, MiniMed cannot predict the timing, outcome, or impact of any such investigations. Any adverse outcome in one or more of these investigations could include the commencement of civil or criminal proceedings, substantial fines, penalties, or administrative remedies, including exclusion from government reimbursement programs and entry into Corporate Integrity Agreements (“CIAs”) with governmental agencies. In addition, resolution of any of these matters could involve the imposition of additional, costly compliance obligations. These potential consequences, as well as any adverse outcome from governmental investigations, could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
In addition, the U.S. FDA has taken the position that medical device manufacturers are prohibited from promoting their products other than for the uses and indications set forth in the approved product labeling, and any failure to comply could subject MiniMed to significant civil or criminal exposure, administrative obligations and costs, or other potential penalties from, or agreements with, the federal government. MiniMed’s efforts to promote MiniMed’s products via direct-to-consumer marketing and social media initiatives may subject MiniMed to additional scrutiny of its practices of effective communication of risk information, benefits, or claims, under the oversight of the U.S. FDA, U.S. Federal Trade Commission (the “U.S. FTC”), U.S. HHS Office for Civil Rights, or others.
Governmental regulations in the United States and outside the United States are constantly changing and may become increasingly stringent. In the EU, for example, the EU Medical Device Regulation (the “EU MDR”), which became effective in May 2021, includes significant additional pre-market and post-market requirements. Penalties for regulatory non-compliance could be severe, including fines and revocation or suspension of a company’s business license, mandatory price reductions, and criminal sanctions. The development and implementation of future laws and regulations could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed is involved in, and may in the future become involved in, litigation, arbitration, and governmental proceedings or investigations, including those stemming from third-party conduct beyond MiniMed’s control.
MiniMed is subject to heightened scrutiny in the healthcare industry and is involved in, or threatened with, legal, arbitration, and governmental proceedings or investigations from time to time in the ordinary course of its business, including disputes with employees, competitors, customers, suppliers, collaborators, and business partners concerning allegations of, among other things, breaches of contract, product liability, product defects, intellectual property infringement, logistics or manufacturing-related topics, quality regulations, EHS issues, termination of business relationship, and alleged or suspected violations of applicable laws in various jurisdictions. For example, in certain circumstances, insurance companies have attempted to bring private causes of action against manufacturers for making false claims. In addition, MiniMed operates in an industry characterized by extensive intellectual property litigation and, from time to time, MiniMed is subject to allegations by holders of intellectual property or proprietary rights that MiniMed is infringing, misappropriating, diluting, or otherwise violating such rights, which allegations may result in MiniMed being subject to actual or threatened lawsuits. See “—MiniMed is substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to MiniMed’s rights or the rights of others may result in MiniMed’s payment of significant monetary damages or royalty payments, negatively impacting MiniMed’s ability to sell current or future products.”
MiniMed is currently subject to ongoing and threatened lawsuits in the United States and Canada with respect to alleged personal injuries, including deaths, caused by MiniMed’s Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021: in 2019, Medtronic issued an “urgent field safety notification” directing patients to inspect the clear retainer rings on affected Series 600 insulin pumps and, in certain circumstances, offered replacement insulin pumps (which was classified as a Class I recall by the U.S. FDA in 2020); in 2021, Medtronic expanded the recall to remove the Series 600 insulin pumps with clear retainer rings from the market. Plaintiffs have alleged that, due to a defective retainer ring, the insulin reservoir in their insulin pump could not be locked into place, causing over- or under-delivery of insulin allegedly resulting in hypoglycemia or hyperglycemia. During the fiscal year ended April 24, 2026, MiniMed accrued for a $22 million liability in connection with certain of these pending and threatened claims and lawsuits. It is possible that the amount of MiniMed’s ultimate liability could materially differ from the amount currently accrued, and MiniMed is currently unable to estimate a reasonably possible loss or range of loss in excess of the amounts accrued. For additional information about these and MiniMed’s other current legal proceedings, see Note 12, “Commitments and Contingencies,” to MiniMed’s condensed consolidated financial statements and Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements.
With limited exceptions, MiniMed is not covered by insurance policies for legal proceedings related to events that occurred before the Separation, including the ongoing and threatened lawsuits relating to alleged personal injuries, including deaths, caused by MiniMed’s Series 600 insulin pumps with clear retainer rings referred to above. The outcome of any pending or potential future legal, arbitration, and governmental proceedings is difficult to predict, and excessive verdicts can occur. If such proceedings are determined adversely to MiniMed, MiniMed may be required to change its business practices or may incur fines, penalties, or monetary losses, some of which may be significant or could disrupt its business operations. Exposure to litigation or other government action, whether directed at MiniMed, MiniMed’s customers, or MiniMed’s suppliers, or MiniMed’s or their respective business partners, could also divert MiniMed management’s attention and resources and adversely affect MiniMed’s reputation, which could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
Quality problems have in the past and could in the future lead to recalls or safety alerts, product liability claims, reputational harm, adverse verdicts, or costly settlements, and could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
Quality is extremely important to MiniMed and MiniMed’s customers due to the impact on PWD and the serious and potentially costly consequences of adverse product performance. MiniMed’s business exposes MiniMed to potential product liability risks that are inherent in the design, manufacture, distribution, and marketing of medical devices. Component failures, manufacturing nonconformances, design issues, off-label use, or inadequate disclosure of product-related risks or product-related information with respect to MiniMed’s products have in the past and could in the future result in an unsafe condition or injury to, or death of, a patient. These problems have in the past and could in the future lead to recall of, or issuance of a safety alert or warning letter relating to, MiniMed’s products.
While MiniMed has not been subject to any recent material safety alerts, recalls, warning letters, or related enforcement actions, in 2021, for example, the U.S. FDA issued a warning letter focusing on the inadequacy of specific medical device quality system requirements at MiniMed’s Northridge, California facility with respect to the MiniMed 600 series pumps and software and remote controllers used with the Paradigm and MiniMed series pumps. As a result, the U.S. FDA approval of MiniMed’s 780G system was delayed, which led to decreased volume of patients using MiniMed’s AID systems in fiscal year 2024 in the United States and resulted in a competitive disadvantage and fewer New Pumps Sold (“NPS”) in fiscal years 2022 and 2023 in the U.S. market, leading to reduced consumables sales in fiscal year 2024. Moreover, some of MiniMed’s products remain subject to recalls as defined in the medical device industry, which include a range of actions, many of which do not involve product retrieval or market withdrawal, such as settings adjustments and labeling updates. For example, in 2024, MiniMed voluntarily issued a field action notifying global insulin pump customers of potential risks of shortened pump battery life with reminders on the importance of checking built-in alerts and alarms and to contact MiniMed for pump replacement if affected by this issue.
Quality problems can also lead to product liability claims and lawsuits, including class actions. For example, MiniMed is currently subject to ongoing and threatened lawsuits in the United States and Canada with respect to alleged personal injuries, including deaths, caused by MiniMed’s Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021. See Note 12, “Commitments and Contingencies,” to MiniMed’s condensed consolidated financial statements and Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements.
Strong product quality is critical to MiniMed’s success. If MiniMed falls short of these standards and MiniMed’s products are the subject of recalls or safety alerts, MiniMed’s reputation could be damaged, MiniMed could lose customers, and MiniMed’s revenue and results of operations could decline. MiniMed’s success also can depend on MiniMed’s ability to manufacture to exact specification precision-engineered components, subassemblies, and finished devices from multiple materials. If MiniMed’s components fail to meet these standards or fail to adapt to evolving standards, MiniMed’s reputation, competitive advantage, and market share could be harmed. In certain situations, MiniMed may undertake a voluntary recall of products or temporarily shut down production lines based on performance relative to its own internal safety and quality monitoring and testing data.
Any of the foregoing problems, including future product liability claims or recalls, regardless of their ultimate outcome, could harm MiniMed’s reputation and have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed is substantially dependent on patent and other proprietary rights and failing to protect such rights or to be successful in litigation related to MiniMed’s rights or the rights of others may result in MiniMed’s payment of significant monetary damages or royalty payments, negatively impacting MiniMed’s ability to sell current or future products.
MiniMed is substantially dependent on patent and other proprietary rights and relies on a combination of patents, trademarks, tradenames, copyrights, trade secrets, and agreements (such as employee, confidentiality, non-disclosure, and non-competition agreements) to protect its business and intellectual property. MiniMed also operates in an industry characterized by extensive intellectual property litigation. Intellectual property litigation can result in significant damages awards and injunctions that could prevent or delay MiniMed’s manufacture and sale of affected products or require MiniMed to pay significant royalties in order to continue to manufacture or sell affected products. MiniMed may be involved as a plaintiff or a defendant in intellectual property actions, the outcomes of which may not be known for prolonged periods of time. MiniMed has received and may in the future receive communications from holders of patents, trademarks, trade secrets, or other intellectual property or proprietary rights alleging that MiniMed is infringing, misappropriating, diluting, or otherwise violating such rights. Third parties may also claim that MiniMed’s owned or licensed patent rights are invalid or unenforceable. While it is not possible to predict the outcome of intellectual property litigation, it is possible that the results of such litigation could require MiniMed to pay significant monetary damages or royalty payments, negatively impact MiniMed’s ability to sell current or future products, require MiniMed to change its products, or that enforcement actions to protect MiniMed’s patent and proprietary rights against others could be unsuccessful, any of which could have a material adverse impact on MiniMed’s business, results of operations, financial condition, and cash flows. In addition, any public announcements related to litigation or administrative proceedings initiated or threatened against MiniMed could cause the price of MiniMed Common Stock to decline.
While MiniMed intends to defend against any threats to its intellectual property, MiniMed’s patents, trademarks, tradenames, copyrights, trade secrets, or agreements (such as employee, confidentiality, non-disclosure, and non-competition agreements) may not adequately protect its intellectual property. Further, pending patent applications by MiniMed may not result in patents being issued to MiniMed, patents issued to or licensed by MiniMed may be challenged or circumvented by competitors, and such patents may be found invalid, unenforceable, or too limited in scope to protect MiniMed’s technology or provide MiniMed with any competitive advantage. In addition, MiniMed’s patents and those licensed by MiniMed will expire over time, MiniMed’s ability to protect novel business models is uncertain, and infringement may go undetected. Third parties could obtain patents that may require MiniMed to negotiate licenses to conduct its business, and such licenses may not be available on reasonable terms or at all. MiniMed may not be aware of all third-party intellectual property rights potentially relating to its current and future products. In addition, license agreements could be terminated. MiniMed also relies on non-disclosure and non-competition agreements with certain employees, consultants, and other parties to protect, in part, trade secrets and other proprietary rights. MiniMed cannot be certain that these agreements will not be breached, that such provisions will be enforceable, that MiniMed will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information, or that third parties will not copy or otherwise gain access to MiniMed’s trade secrets or proprietary knowledge. Moreover, in the United States, the U.S. FTC and various states have adopted laws and regulations that purport to ban or severely restrict the use of non-competition agreements, which may limit MiniMed’s ability to use and enforce non-competition agreements with employees.
In addition, the laws of certain countries in which MiniMed markets or manufactures some of its products do not protect its intellectual property rights to the same extent as the laws of the United States, which could make it easier for MiniMed’s competitors to capture market position. This may increase MiniMed’s vulnerability to its technology being reverse engineered or its trade secrets being compromised. If MiniMed is unable to protect its intellectual property, it could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows. Competitors also may harm MiniMed’s sales by designing products that substantially mirror the capabilities of MiniMed’s products or technology without infringing MiniMed’s intellectual property rights.
MiniMed may be subject to fines, penalties, and injunctions if MiniMed is determined to be promoting the use of its products for unapproved or improper off-label uses or determined to have made claims that are untruthful or misleading or not adequately substantiated.
MiniMed’s marketing, promotional, and educational materials and practices are subject to the Federal Food, Drug, and Cosmetic Act of 1938, the Federal Trade Commission Act, the national law of individual EU Member States implementing Directive 93/42 on medical devices and Directive 90/385/EEC on active implantable medical devices, and applying Regulation 2017/745 on medical devices, Directive 2006/114/EC concerning misleading and comparative advertising, and EU Directive 2005/29/EC on unfair commercial practices, and other applicable laws and regulations, each as may be amended from time to time. EU Member States’ national legislation may also restrict or impose limitations on MiniMed’s ability to advertise MiniMed’s products directly to the general public. If the U.S. FDA, U.S. FTC, or other regulatory body with competent jurisdiction over MiniMed, its activities, or its products takes the position that MiniMed’s marketing, promotional, or other materials or activities constitute improper promotion or marketing of an unapproved or improper use, or that they contain untruthful, misleading, or inadequately substantiated statements or claims, such regulatory body could request that MiniMed modify its materials or practices or subject MiniMed to regulatory enforcement actions, including the issuance, depending on the regulatory body and the nature of the alleged violation, of a warning letter, injunction, seizure, civil fine, and criminal penalties.
Recent court decisions have impacted the U.S. FDA’s enforcement activity regarding off-label promotion in light of First Amendment considerations. However, there are still significant risks in this area in part due to the potential False Claims Act (“FCA”) exposure and the U.S. FDA’s continued focus on ensuring devices are marketed in a manner consistent with U.S. FDA-required labeling. Although MiniMed’s policy is to refrain from statements that could be considered off-label promotion of MiniMed’s products or pre-promotion of an unapproved product, the U.S. FDA, U.S. FTC, or other regulatory authority could disagree and conclude that MiniMed has engaged in improper promotional activities. In addition, the off-label use of MiniMed’s products may increase the risk of product liability claims, which are expensive to defend and could result in substantial damage awards against MiniMed and harm MiniMed’s reputation.
Healthcare policy changes may have a material adverse effect on MiniMed.
There have been and continue to be actions and proposals by several governments, regulators, and third-party payors globally, including the U.S. federal and state governments and the government in China, to control healthcare costs, and, more generally, to reform healthcare systems. Certain of these actions and proposals, among other things, limit the prices MiniMed is able to charge for its products or the amounts of reimbursement available for its products, increase the importance of its ability to compete on cost, and could limit the acceptance and availability of its products. These actions and proposals could have a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed’s revenue may be limited by the continuing efforts of government and third-party payors to contain or reduce the costs of healthcare through various increasingly sophisticated means, such as leveraging increased competition, increasing eligibility requirements such as second opinions and other documentation, purchasing in a bundle, or redesigning benefits. The continuing efforts of government and private third-party payors to reduce healthcare costs could also lead to PWD being unable to obtain approval for payment from these third-party payors.
MiniMed relies on the proper function, security, and availability of its information technology systems and data, as well as those of third parties throughout its global supply chain and its customer and payor base, to operate its business, and a breach, cyber-attack, or other disruption to these systems or data, which MiniMed has experienced and may experience again in the future, could materially and adversely affect MiniMed’s business, results of operations, financial condition, cash flows, reputation, or competitive position.
MiniMed is increasingly dependent on sophisticated information technology systems to operate its business. That technology includes systems that could be used to process, transmit, and store sensitive data. Additionally, many of MiniMed’s products and services include integrated software and information technology that collect data regarding PWD or connect to other internal systems. One of the most prevalent attacks on large organizations has been ransomware, which can have a devastating impact on an organization’s operations. MiniMed’s ransomware readiness program has required and will continue to require investment and will not guarantee that MiniMed will be immune from an incident or be able to respond rapidly enough to prevent a negative impact on its business. Like all organizations, MiniMed routinely experiences attempted interference with the integrity of, and interruptions in, its technology systems via events such as cyber-attacks, malicious intrusions, service interruptions, or other breakdowns. MiniMed’s information technology systems have been and may also in the future be vulnerable to inadvertent or intentional actions by MiniMed’s employees, third-party vendors, or other third parties with whom MiniMed does business. MiniMed has experienced these types of incidents which have led to data breaches, and any such incidents that it may experience in the future could lead to additional data breaches, interference with the integrity of MiniMed’s products and data, compromise of intellectual property or other proprietary information, or other significant disruptions.
MiniMed may not be able to anticipate all types of security threats, and MiniMed may not be able to implement preventive measures effective against all such security threats. Furthermore, MiniMed relies on third-party vendors to supply or support certain aspects of its information technology systems and resulting products, and customers and payors use information technology systems to process payments relating to MiniMed’s products and services. These third-party systems could also become vulnerable to cyber-attack, malicious intrusions, breakdowns, interference, or other significant disruptions, and may contain defects in design or manufacture or other problems that could result in system disruption or compromise the information security of MiniMed’s own systems. If any of the foregoing occurs, MiniMed may have insufficient recourse against such third parties and may have to expend significant resources to mitigate the impact of such an event.
MiniMed continues to grow in part through new business acquisitions and, as a result, may face risks associated with defects and vulnerabilities in acquired businesses’ systems, or difficulties or other breakdowns or disruptions in connection with the integration of such acquisitions into MiniMed’s information technology systems. The costs related to significant security breaches or disruptions could be material and cause MiniMed to incur significant expenses, and any cybersecurity insurance that it may have in place may not cover such expenses.
MiniMed’s global profile and international operations expose it to geopolitical events or issues which may increase cybersecurity risks on a global basis. MiniMed’s worldwide operations also mean that MiniMed is subject to laws and regulations, including data protection and cybersecurity laws and regulations, in many jurisdictions. The variety of U.S. and international privacy and cybersecurity laws and regulations impacting MiniMed’s operations are described in “—MiniMed is subject to stringent and often unsettled privacy laws, regulations, policies, and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, and contractual obligations could adversely affect MiniMed’s business.” and “Business of MiniMed—Government Regulation and Product Approval Process—Data Privacy and Security Laws.” Any data security breaches, cyber-attacks, malicious intrusions, or significant disruptions could result in actions by regulatory bodies or civil litigation, any of which could materially and adversely affect MiniMed’s business, results of operations, financial condition, cash flows, reputation, or competitive position.
MiniMed’s information technology systems require an ongoing commitment of significant resources to maintain, protect, and enhance existing systems and develop new systems. MiniMed experiences continuing changes in information processing technology, legal and regulatory standards, patient and customer information use cases, techniques used to obtain unauthorized access to data and information systems, and the information technology needs associated with MiniMed’s changing products and services. MiniMed also faces business and regulatory risks relating to its use of AI systems in its business operations and products. These systems are susceptible to flaws, biases, malfunctions, or manipulations, which may disrupt MiniMed’s operations, result in erroneous decision-making, elevate MiniMed’s cyber risk profile, or expose MiniMed to penalties from non-compliance with emerging regulations. There can be no assurance that MiniMed’s efforts to keep pace with continuing changes in information processing technologies, including AI systems, and to deploy these technologies to MiniMed’s business operations and products will be successful or that additional systems issues will not arise in the future.
Medical devices are increasingly connected to the internet, hospital networks, and other medical devices to provide features that improve healthcare and increase the ability of HCPs to treat PWD and PWD to manage their conditions. These same features may also increase cybersecurity risks and the risks of unauthorized access and use by third parties. As such, a cyber-attack which intrudes, disrupts, or corrupts MiniMed’s devices, products, and services or related devices, products, and services could impact the quality of care PWD receive or the confidentiality of patient information. Additionally, modifying or using any such devices, products, or services in a way inconsistent with MiniMed’s U.S. FDA clearances and approvals may create risks to users and potential exposure to MiniMed.
If MiniMed’s information technology systems, products, or services, or those of MiniMed’s third-party vendors, or MiniMed’s sensitive data are compromised, there are many consequences that could result. Consequences include, but are not limited to:
•customers or employees being exposed to financial or medical identity theft or suffering a loss of product functionality;
•losing existing customers or having difficulty attracting new customers;
•experiencing difficulty preventing, detecting, and controlling fraud;
•being exposed to the loss or misuse of confidential information;
•having disputes with PWD, physicians, and other HCPs;
•suffering regulatory sanctions or penalties under U.S. federal laws, state laws, or the laws of other jurisdictions;
•experiencing increases in operating expenses or an impairment in MiniMed’s ability to conduct its operations;
•incurring expenses or losing revenue as a result of a data privacy breach;
•product failure;
•information technology outages or disruptions; and
•suffering other adverse consequences including lawsuits or other legal action and damage to MiniMed’s reputation.

MiniMed is subject to stringent and often unsettled privacy laws, regulations, policies, and contractual obligations related to data privacy and security and changes in such laws, regulations, policies, and contractual obligations could adversely affect MiniMed’s business.
MiniMed is subject to evolving data privacy and protection laws and regulations that apply to the collection, transmission, storage, and use of personally identifying information or personal data. See “Business of MiniMed—Government Regulation and Product Approval Process—Data Privacy and Security Laws.” Determining whether such information has been handled in compliance with applicable privacy standards and MiniMed’s contractual obligations can be complex and may be subject to changing interpretation. The global nature of MiniMed’s business necessitates compliance with privacy regimes around the globe.
In particular, regulations promulgated pursuant to the Health Insurance Portability and Accountability Act (“HIPAA”) establish privacy and security standards that limit the use and disclosure of personally identifiable health information, or protected health information, and require the implementation of additional administrative, physical, and technological safeguards to protect the privacy of protected health information and promote the confidentiality, integrity, and availability of electronic protected health information. If it is unable to properly protect the privacy and security of protected health information, MiniMed could be found to have breached MiniMed’s contracts. Further, if it fails to comply with applicable privacy laws, including applicable HIPAA privacy and security standards, MiniMed could face significant administrative, civil, and criminal penalties.
In the United States, the California Consumer Privacy Act of 2018, as amended by the California Privacy Rights Act and its regulations (collectively, the “CCPA”), requires companies that process information on California residents to make disclosures to consumers about their data collection, use, and sharing practices, allows consumers to opt out of certain data sharing with third parties, provides a new private right of action for certain data breaches, and creates a state agency that is vested with authority to implement and enforce the CCPA. Several other U.S. states have enacted or proposed their own data privacy laws, and it is expected that other states will enact their own laws. Moreover, all 50 U.S. states and the District of Columbia have enacted breach notification laws that may require MiniMed to notify patients, employees, or regulators in the event of unauthorized access to or disclosure of personal or confidential information experienced by MiniMed or MiniMed’s service providers. New legislation proposed or enacted in various other states will continue to shape the data privacy environment nationally, and such laws may differ from each other, which may complicate compliance efforts.
In Europe, MiniMed is subject to the EU’s General Data Protection Regulation (the “EU GDPR”), as well as the UK General Data Protection Regulation and the UK Data Protection Act 2018 (collectively, the “UK GDPR”). The EU GDPR and the UK GDPR impose strict rules on the processing of personal data and transfers of personal data to countries outside of the European Union/European Economic Area (the “EU/EEA”) and the United Kingdom, respectively. While the UK GDPR largely imposed the same obligations as the EU GDPR in most material respects, the UK recently passed the Data (Use and Access) Act 2025, which amends the UK’s data protection frameworks and introduces significant changes from the EU GDPR. As the enforcement landscape develops and supervisory authorities issue further guidance on international data transfers, MiniMed could suffer additional costs, complaints, or regulatory investigations or fines, MiniMed may have to make certain operational changes, and MiniMed may have to implement revised transfer mechanisms within required time frames.
Failure to comply with any of these laws and regulations could result in enforcement action against MiniMed, including fines, imprisonment of company officials, public censure, claims for damages by affected individuals, damage to MiniMed’s reputation, or loss of goodwill, any of which could adversely affect MiniMed’s business, results of operations, financial condition, cash flows, reputation, or competitive position.
The failure to comply with anti-corruption laws could materially adversely affect MiniMed’s business and result in civil or criminal sanctions.
The U.S. FCPA and similar anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials for the purpose of obtaining or retaining business and requires companies to maintain adequate internal controls, books, and records. Because of the predominance of government-administered healthcare systems in many jurisdictions around the world, many of

MiniMed’s customer relationships outside of the United States are with governmental entities and are therefore potentially subject to such laws. MiniMed also participates in public-private partnerships and other commercial and policy arrangements with governments around the globe.
Global enforcement of anti-corruption laws has increased in recent years, including investigations and enforcement proceedings leading to assessment of significant fines and penalties against companies and individuals. MiniMed’s international operations create a risk of unauthorized payments or offers of payments by one of MiniMed’s employees, consultants, sales agents, or distributors. MiniMed maintains various controls aligned with legal requirements to prevent and prohibit improper practices, including policies, programs, and training for MiniMed’s employees and third-party intermediaries acting on MiniMed’s behalf. However, existing safeguards and any future improvements may not always be effective, and MiniMed’s employees, consultants, sales agents, or distributors may engage in conduct for which MiniMed could be held responsible. In addition, regulators could seek to hold MiniMed liable for conduct committed by companies in which it invests or that it acquires. Any alleged or actual violations of these regulations may subject MiniMed to government scrutiny, criminal or civil sanctions, and other liabilities, including exclusion from government contracting, and could disrupt MiniMed’s business, adversely affect its reputation, and result in a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
Laws and regulations governing international business operations could adversely impact MiniMed’s business.
The U.S. Department of the Treasury’s Office of Foreign Assets Control (“OFAC”) and the U.S. Commerce Department’s Bureau of Industry and Security (“BIS”) administer certain laws and regulations that restrict U.S. persons and, in some instances, non-U.S. persons from conducting activities in, transacting business with, or making investments in certain countries, governments, entities, and individuals subject to U.S. economic sanctions or export restrictions. MiniMed’s international operations subject MiniMed to these laws and regulations, which are complex, restrict MiniMed’s business dealings with certain countries, governments, entities, and individuals, and are constantly changing. Further restrictions may be enacted, amended, enforced, or interpreted in a manner that materially impacts MiniMed’s operations.
From time to time, MiniMed has limited business dealings in countries subject to comprehensive sanctions, including Iran, Cuba, and the region of Crimea, as well as Russia and Belarus. Certain of MiniMed’s subsidiaries sell medical devices, and may provide related services, to distributors and other purchasing bodies in such countries or regions. These business dealings represent an insignificant amount of MiniMed’s consolidated revenues and income but expose MiniMed to a heightened risk of violating applicable sanctions regulations. Violations of these regulations are punishable by civil penalties, including fines, denial of export privileges, injunctions, asset seizures, debarment from government contracts, and revocations or restrictions of licenses, as well as criminal fines and imprisonment. MiniMed has established policies and procedures designed to assist with its compliance with such laws and regulations. However, such regulations may impact MiniMed’s ability to continue operations in certain countries and require additional licenses which MiniMed may not be able to obtain or maintain. There can be no assurance that MiniMed’s policies and procedures will prevent MiniMed from violating these regulations in every transaction in which it may engage, and such a violation could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows, or reputation.
Climate change, or legal, regulatory, or market measures to address climate change, may materially adversely affect MiniMed’s financial condition and business operations.
Climate change resulting from increased concentrations of carbon dioxide and other greenhouse gases in the atmosphere presents risks to MiniMed’s current and future operations. MiniMed faces current and long-term operational risks and has in the past experienced business interruptions from severe weather events and other natural and man-made conditions, such as hurricanes, tornadoes, droughts, extreme temperatures, wildfires, or flooding. Such severe weather events caused by or related to climate change or other conditions caused by natural or man-made disasters have in the past and could in the future increase MiniMed’s operational costs, pose physical risks to MiniMed’s facilities, and adversely impact MiniMed’s supply chain, including manufacturing and distribution networks, the availability and cost of raw materials and components, and energy supply, transportation, or other inputs necessary for the operation of MiniMed’s business. The impacts of climate change on global water resources may result in water scarcity, which could impact MiniMed’s ability to access sufficient quantities of water in certain locations and result in increased costs. Although it is difficult to predict and adequately prepare to meet the challenges to MiniMed’s business posed by climate change, concerns over climate change have resulted and could result in new laws or regulations that are more stringent. For example, in October 2023, California enacted various laws that will require companies that do business in California and meet certain financial thresholds to publicly disclose their Scope 1, 2, and 3 greenhouse gas emissions and issue public reports on their climate-related financial risk and related mitigation measures. As a result of these and other climate-related laws or requirements, MiniMed may experience increased compliance burdens and costs to meet the regulatory obligations, as well as adverse impacts on raw material sourcing, manufacturing operations, and the distribution of its products. While there have been a series of proposals and changes at the U.S. federal and state level to revise programs related to climate change and other environmental rules and regulations, MiniMed cannot predict at this time the extent of future changes to such programs, laws, or regulations, the outcome such revisions will have on the climate change and environmental regulatory landscape, or the ultimate impact on MiniMed’s business.
MiniMed is subject to EHS laws and regulations and the risk of environmental liabilities, violations, and litigation.
MiniMed is subject to EHS laws and regulations, as enforced by international, federal, state, and local authorities, including the U.S. EPA, U.S. Occupational Health and Safety Administration, and analogous state agencies, concerning, among other things: the generation, handling, transportation, storage, and disposal of hazardous substances or wastes; occupational health and safety; the remediation of hazardous substances or materials; and emissions or discharges into the land, air, or water. Under certain environmental laws, MiniMed could be subject to strict, joint, and several liability for investigating and remediating contamination at properties MiniMed currently or formerly owned, leased, or operated, or at third-party sites to which MiniMed sent wastes. MiniMed is further subject to numerous laws and regulations concerning, among other things, chemical constituents in medical products and end-of-life disposal and take-back programs for medical devices. MiniMed’s operations and those of certain of MiniMed’s third-party suppliers involve the use of substances subject to these laws and regulations, primarily those used in manufacturing and sterilization processes. If MiniMed or its suppliers violate any EHS laws and regulations, violators could be fined or otherwise sanctioned, and in extraordinary situations, facilities could be shut down. New laws and regulations, violations of these laws or regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require MiniMed to incur costs or become the basis for new or increased liabilities or other risks that could be material.
In particular, many regulatory agencies in the United States and internationally are imposing new and evolving regulatory requirements on the safe use of certain chemicals which may be contained in MiniMed’s products or used during the manufacturing or sterilization processes, including per- and polyfluoroalkyl substances (“PFAS”), and evaluating their potential impact on health and the environment. These and other global regulatory developments may require MiniMed to take additional actions, including investigation, remediation, and compliance actions, may result in additional litigation and enforcement actions or increase MiniMed’s costs, or could trigger additional community concerns or other reputational risks.
MiniMed is subject to risks related to sustainability practices and initiatives.
There is continued focus from MiniMed’s stakeholders, as well as regulatory authorities in the United States, EU, and other global jurisdictions in which MiniMed operates, on sustainability practices and disclosure. Stakeholders’ expectations are not uniform, and proponents and opponents of various sustainability-related matters have increasingly resulted in a range of activism and legal and regulatory developments. If MiniMed does not succeed in meeting, or is perceived as not meeting, stakeholders’ expectations, whether in support of or against sustainability-related matters, or stated sustainability goals and objectives, such as environmental stewardship, inclusion initiatives, supply chain practices, good corporate governance, workplace conduct, and support for local communities, or if MiniMed does not effectively respond to new or revised legal, regulatory, or reporting requirements concerning sustainability-related matters, including climate change or other sustainability concerns, MiniMed may be subject to enforcement actions, litigation risks, regulatory fines and penalties, or other sanctions, MiniMed’s reputation or the reputation of MiniMed’s brands may suffer, MiniMed may be unable to attract and retain top talent, and the price of MiniMed Common Stock may be negatively affected, among other things.

Enhanced or conflicting sustainability-related laws, regulations, and expectations in and across the jurisdictions in which MiniMed does business may increase compliance burdens and costs for MiniMed and for third parties throughout its global supply chain, which could cause disruption in the sourcing, manufacturing, and distribution of its products and adversely affect its business, results of operations, financial condition, and cash flows. Notably, MiniMed will be subject to sustainability reporting requirements imposed by the EU’s Corporate Sustainability Reporting Directive (the “CSRD”). The CSRD requires a “double materiality” analysis, which means that companies will have to report on how sustainability issues might create financial risks for them and on their own impacts on people and the environment. While it cannot predict the outcome of any future modifications to the CSRD, due to its EU operations, MiniMed believes the CSRD currently will apply to it for fiscal year 2028 reporting, which will require MiniMed to disclose a range of sustainability-related matters. Reporting on sustainability goals and objectives may cause MiniMed to expend significant capital and human resources, and could divert MiniMed management’s attention from operating and growing MiniMed’s business. Reports could also lead to the disclosure of information which may have a negative impact on MiniMed’s operations and reputation or attract negative scrutiny. Failure to accurately comply with any sustainability reporting obligations may result in enforcement actions, sanctions, reputational harm, or private litigation, among other things.
Changes in tax laws, adverse outcomes resulting from examination of MiniMed’s tax returns, or other exposure to additional income tax liabilities could have a material impact on MiniMed’s business, results of operations, financial condition, and cash flows.
The tax laws in the United States and other countries in which MiniMed and its affiliates do business could change on a prospective or retroactive basis, and any such changes could have a material impact on its business, results of operations, financial condition, and cash flows.
The Organization for Economic Co-operation and Development (“OECD”) has published Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15% in each jurisdiction in which the group operates. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two Model Rules. A number of countries in which MiniMed and its subsidiaries operate have enacted legislation to implement the core elements of the Pillar Two Model Rules, and the application of these rules in any of the jurisdictions may impact the financial results of MiniMed or those of its subsidiaries.
MiniMed is subject to ongoing tax audits in the various jurisdictions in which it operates. Tax authorities may disagree with certain positions MiniMed has taken and assess additional taxes. MiniMed regularly assesses the likely outcomes of these audits in order to determine the appropriateness of its tax provision. However, there can be no assurance that MiniMed will accurately predict the outcomes of these audits, and the actual outcomes of these audits could have a material impact on MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed has recorded reserves for potential payments of tax to various tax authorities related to uncertain tax positions. However, the calculation of such tax liabilities involves the application of complex tax laws, regulations, and treaties (where applicable) in many jurisdictions. Therefore, any dispute with a tax authority may result in a payment that is significantly different from current estimates. If payment of these amounts ultimately proves to be less than the recorded amounts, the reversal of the liabilities generally would result in tax benefits being recognized in the period when MiniMed determines the liabilities are no longer necessary. If MiniMed’s estimate of tax liabilities proves to be less than the amount for which it is ultimately liable, MiniMed would incur additional charges, and such charges could have a material adverse effect on its business, results of operations, financial condition, and cash flows.
MiniMed’s ability to use its net operating losses (“NOLs”) to offset future taxable income may be subject to certain limitations which could subject MiniMed’s business to higher tax liability.
MiniMed’s ability to use its NOLs to offset future taxable income may be subject to certain limitations which could subject MiniMed’s business to higher tax liability. In addition, realization of deferred tax assets, including net operating loss carryforwards, depends upon MiniMed’s future earnings in applicable tax jurisdictions. If it has insufficient future taxable income in the applicable tax jurisdiction for any reason, including any future corporate reorganization or restructuring activities, MiniMed may be limited in its ability to utilize some or all of its NOLs to offset such income and reduce its tax liability in that jurisdiction. There is also a risk that due to regulatory changes or changes to the laws in the jurisdictions in which MiniMed operates, such as suspensions on the use of NOLs or other unforeseen reasons, MiniMed’s existing NOLs could expire or otherwise be unavailable either in whole or in part to offset future income tax liabilities.
Risks Related to MiniMed’s Relationship with Medtronic
MiniMed has a limited history of operating as a standalone public company, and MiniMed’s historical and pro forma financial information included herein may not necessarily reflect the results that MiniMed would have achieved as a standalone company or may not be a reliable indicator of its future results.
The historical information about MiniMed prior to March 9, 2026, the effective date of the Separation, included in this prospectus refers to its businesses as operated by and integrated with Medtronic. Effective March 9, 2026, MiniMed’s financial statements are presented on a consolidated basis, as if Medtronic completed in all material respects the transfer of assets and liabilities of the Diabetes Operating Unit to MiniMed on such date. Prior to the Separation, MiniMed operated as the Diabetes Operating Unit of Medtronic and did not exist as a separate, standalone legal entity. Financial information for the periods prior to March 9, 2026, as historically managed within Medtronic as the Diabetes Business, was prepared on a carve-out basis. Financial information for the periods including and subsequent to March 9, 2026 was prepared on a standalone basis. The financial information for periods prior to the Separation prepared on a carve-out basis has been prepared from Medtronic’s historical accounting records and is derived from the consolidated financial statements of Medtronic to present the Diabetes Operating Unit as if it had been operating on a standalone basis. Accordingly, this information may not necessarily reflect what MiniMed’s financial condition, results of operations, or cash flows would have been had MiniMed been a standalone company during the periods presented or what MiniMed’s financial condition, results of operations, and cash flows may be in the future, primarily because of the following factors:
•Prior to the Separation, MiniMed’s business was operated by Medtronic as part of its broader corporate organization, rather than as a standalone company. Medtronic or one of its affiliates performed various corporate functions for MiniMed, such as tax, legal, information technology, treasury, accounting, internal auditing, human resources, investor relations, enterprise risk management, regulatory, compliance, insurance, finance, regional sales and marketing, customer care, quality, operations, demand and supply planning, procurement, warehousing, distribution, real estate, and EHS functions. Following the Separation, Medtronic continued to provide, and following the Divestment will continue to provide, some of these functions to MiniMed as MiniMed completes its transition to a standalone company. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions.” MiniMed’s historical and pro forma financial results reflect allocations of corporate expenses from Medtronic for such functions prior to the Separation, which may be less than the expenses MiniMed would have incurred had MiniMed operated as a standalone company. MiniMed has made and will need to continue to make significant investments to replicate or outsource from other providers certain facilities, systems, infrastructure, and personnel to which MiniMed will no longer have access once the terms of MiniMed’s arrangements with Medtronic expire. These initiatives to develop MiniMed’s independent ability to operate without access to Medtronic’s existing operational, administrative, information technology, and systems infrastructure have been and will continue to be costly to implement, and MiniMed will incur additive costs in implementing such initiatives currently provided to MiniMed by Medtronic. In addition, MiniMed may be unable to obtain replacement services on similar terms as those provided by Medtronic. MiniMed may not be able to operate its business as efficiently or at comparable costs, and its results of operations may be adversely affected.
•Prior to the Separation, MiniMed’s business was integrated with the other businesses of Medtronic. Historically, MiniMed has been able to utilize Medtronic’s overall size and scope in procuring various goods and services and have shared economies of scope and scale in costs, employees, vendor relationships, and customer relationships. Although MiniMed has entered into transition agreements with Medtronic, these arrangements may not fully capture the benefits MiniMed has enjoyed as a result of being integrated with Medtronic. As an independent, publicly traded company, MiniMed may be unable to obtain goods and services at the prices and terms that Medtronic obtained prior to the Separation, which could adversely affect MiniMed’s results of operations. After the completion of the Separation, the cost of capital for MiniMed’s business has been and is expected to continue to be higher than Medtronic’s cost of capital prior to the Separation.
•MiniMed’s historical and pro forma financial results for periods prior to the Separation reflect the direct and indirect costs for the services historically provided by Medtronic to MiniMed prior to the Separation. Medtronic is continuing to provide some of these services to MiniMed on a transitional basis pursuant to the Transition Services Agreement and other transitional agreements. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation.” MiniMed’s historical financial information prior to the Separation does not reflect MiniMed’s obligations under the various transitional agreements MiniMed has entered into with Medtronic in connection with the Separation. At the end of the transitional periods specified in these agreements, MiniMed will need to perform these functions itself or hire third parties to perform these functions on its behalf, and these costs may significantly exceed the comparable expenses MiniMed has incurred in the past.
•Prior to its initial public offering, MiniMed’s working capital requirements and capital expenditures have historically been satisfied as part of Medtronic’s corporate-wide cash management and centralized funding programs, and MiniMed’s cost of capital may differ significantly from the historical amounts reflected in MiniMed’s historical financial statements.
•As a standalone company, MiniMed is separately subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) and is required to prepare standalone financial statements according to the rules and regulations required by the SEC. See “—MiniMed’s accounting, tax, and other management systems and resources may not be adequately prepared to meet the independent financial reporting, transparency, and other requirements to which MiniMed is subject as an independent, publicly traded company.”
Other significant changes have occurred in MiniMed’s cost structure, management, financing, and business operations as a result of operating as a company separate from Medtronic. For additional information about the past financial performance of MiniMed’s business and the basis of presentation of MiniMed’s condensed consolidated financial statements and consolidated financial statements and the unaudited pro forma condensed consolidated statement of operations of MiniMed’s business, see “About this Prospectus,” “MiniMed Unaudited Pro Forma Condensed Consolidated Statement of Operations,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MiniMed,” and MiniMed’s condensed consolidated financial statements and consolidated financial statements and accompanying notes included elsewhere in this prospectus.
MiniMed’s unaudited pro forma condensed consolidated statement of operations included in this prospectus has been presented for illustrative and informational purposes only. The unaudited pro forma condensed consolidated financial data may not necessarily reflect what MiniMed’s financial condition, results of operations, or cash flows would have been had MiniMed been a standalone company during the periods presented. In addition, the unaudited pro forma condensed consolidated financial data may not necessarily reflect what MiniMed’s financial condition, results of operations, and cash flows may be in the future. The unaudited pro forma condensed consolidated financial data is based upon available information and assumptions that MiniMed believes are reasonable and supportable. Actual results, however, may vary.
Following the Separation, MiniMed’s financial profile has changed, and MiniMed is a smaller, less diversified company than Medtronic prior to the Separation.
The Separation resulted in each of Medtronic and MiniMed being smaller, less diversified companies with more limited businesses concentrated in their respective industries. As a result, MiniMed is more vulnerable to changing market conditions, which could have a material adverse effect on MiniMed’s business, financial condition, results of operations, and cash flows. In addition, the diversification of MiniMed’s revenues, costs, and cash flows have diminished as a standalone company, such that MiniMed’s results of operations, cash flows, working capital, and financing requirements are subject to increased volatility and, because MiniMed is no longer able to use cash flow from Medtronic to fund MiniMed’s investments and operations, MiniMed’s ability to fund capital expenditures and investments, pay dividends, if any, and service debt may be diminished.
MiniMed may not achieve some or all of the expected benefits of the Separation, and the Separation and/or the Divestment could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed may not be able to achieve the full strategic and financial benefits expected to result from the Separation, or such benefits may be delayed or not occur at all. The Separation is expected to provide a number of benefits, including those described elsewhere in this prospectus.
MiniMed may not achieve these and other anticipated benefits for a variety of reasons, including, among others:
•the Divestment and related transactions demand significant management resources and require significant amounts of MiniMed’s management’s time and effort, which have diverted and may continue to divert MiniMed’s management’s attention from operating and growing MiniMed’s business;
•MiniMed has experienced, and may continue to experience, employee turnover and attrition in connection with the Separation;
•MiniMed is more susceptible to market fluctuations and other adverse events than if MiniMed were still a part of Medtronic because MiniMed’s business is less diversified than Medtronic’s business prior to the completion of the Separation;
•as an independent, publicly traded company, MiniMed may be unable to obtain certain goods, services, and technologies, or obtain them at prices or on terms as favorable as those Medtronic obtained prior to completion of the Separation;
•in connection with the Separation and transition to being an independent, publicly traded company, MiniMed has incurred, and will continue to incur, costs that, in the aggregate, are substantial, and these costs include accounting, tax, legal, and other professional services costs, recruiting and relocation costs associated with hiring key senior management and personnel new to MiniMed, tax costs, costs to separate information systems and establish an independent manufacturing footprint and distribution network, costs to establish MiniMed’s own real estate footprint, costs of negotiating MiniMed’s own contracts, costs to rebrand and relabel, and costs of developing an independent ability to operate without access to Medtronic’s operational, administrative, information technology, and systems infrastructure;
•to preserve the generally tax-free treatment for U.S. federal income tax purposes to Medtronic of certain steps of the Separation and the Divestment, MiniMed’s ability to pursue certain strategic transactions is restricted; and
•other actions required to separate the respective businesses could disrupt MiniMed’s operations.
If MiniMed fails to achieve some or all of the benefits expected to result from the Separation, the Divestment, and related transactions, if such benefits are delayed, or if the anticipated structure of the Divestment were to change, it could have a material adverse effect on MiniMed’s competitive position, business, financial condition, results of operations, and cash flows.
Medtronic’s plan to divest the Diabetes Operating Unit into an independent, publicly traded company is subject to various risks and uncertainties and may not be completed in accordance with the expected plans or anticipated timeline, or at all, and will involve significant time and expense, which could disrupt or adversely affect MiniMed’s business.
Medtronic’s divestment of the Diabetes Operating Unit into an independent, publicly traded company is complex in nature, and unanticipated developments or changes, including changes in the law, the macroeconomic environment, competitive conditions of Medtronic’s markets, regulatory approvals or clearances, the uncertainty of the financial markets, and challenges in executing the Divestment and related transactions, could delay or prevent the completion of the Divestment or related transactions, result in changes to the anticipated structure and manner of the Divestment or related transactions, or cause the Divestment or related transactions to occur on terms or conditions that are different or less favorable to MiniMed than expected. Additionally, Medtronic’s board of directors, in its sole and absolute discretion, may decide not to proceed with the Divestment, on the terms and in the manner then disclosed or at all, at any time prior to the date of the Divestment or if no Divestment has occurred, the date that Medtronic ceases to control MiniMed (the “Divestment Date”).
The process of completing the Separation and the Divestment has been and is expected to continue to be time-consuming and involves significant costs and expenses. The Separation and Divestment costs may be significantly higher than what MiniMed currently anticipates and may not yield a discernible benefit if the Divestment is not fully completed or is not well executed, or the expected benefits of the Separation and the Divestment are not realized. Executing the Separation, the Divestment, and related transactions has also required, and will continue to require, significant amounts of MiniMed’s management’s time and effort, which diverts MiniMed’s management’s attention from operating and growing MiniMed’s business. Other challenges and potential costs associated with effectively executing the Separation, the Divestment, and related transactions include attracting, retaining, and motivating employees following the Separation; addressing disruptions to MiniMed’s supply chain, manufacturing, sales and distribution, and other operations resulting from the Separation; separating Medtronic’s information systems; and developing an independent ability to operate without access to Medtronic’s existing operational, administrative, information technology, and systems infrastructure.
MiniMed could experience temporary interruptions in business operations and incur substantial additional costs as MiniMed builds its information technology infrastructure and transitions its data to its own systems.
MiniMed has created its own, and engaged third parties to provide, information technology infrastructure and systems to support MiniMed’s critical business functions, including accounting and reporting, manufacturing process control, quality and compliance systems, sales, invoicing, customer service, inventory control, and distribution, in order to replace many of the systems Medtronic provided to MiniMed prior to the Separation. MiniMed may incur temporary interruptions in business operations if MiniMed cannot transition effectively from Medtronic’s transactional and operational systems, data centers, databases, programming languages, and the transition services that support these functions as MiniMed replaces these systems. MiniMed may not be successful in implementing its new systems and transitioning its data, and MiniMed may incur substantially higher costs for implementation than currently anticipated. MiniMed’s failure to avoid operational interruptions as MiniMed implements the new systems, transitions its data, and replaces Medtronic’s information technology services, or MiniMed’s failures to implement the new systems, transition its data, and replace Medtronic’s services successfully and cost-effectively, could disrupt MiniMed’s business operations or have a material adverse effect on MiniMed’s profitability. If MiniMed is unable to replicate or transition certain systems, MiniMed’s ability to comply with regulatory requirements could be impaired. In addition, MiniMed’s costs for the operation of these systems may be higher than the amounts reflected in MiniMed’s historical consolidated financial statements.
MiniMed’s accounting, tax, and other management systems and resources may not be adequately prepared to meet the independent financial reporting, transparency, and other requirements to which MiniMed is subject as an independent, publicly traded company.
MiniMed’s financial results for periods prior to the Separation were included within the consolidated results of Medtronic, and MiniMed believes that its reporting and control systems were appropriate for those of subsidiaries of a public company. However, MiniMed was not directly subject to the reporting and other requirements of the Exchange Act during that time. As a result of the Separation, MiniMed is directly subject to reporting and other obligations under the Exchange Act, including the requirements of Section 404 of the Sarbanes-Oxley Act, which requires annual management assessments of the effectiveness of MiniMed’s internal control over financial reporting and a report by MiniMed’s independent registered public accounting firm addressing these assessments beginning with MiniMed’s second annual report on Form 10-K for the fiscal year 2027. These reporting and other obligations will place significant demands on MiniMed management and MiniMed’s administrative and operational resources, including accounting resources. MiniMed may not have sufficient time to meet these obligations by the applicable deadlines.

MiniMed is in the process of migrating its enterprise resource planning software platform for financial reporting and accounting over from Medtronic’s platform. In addition, MiniMed has implemented additional financial and management controls, reporting systems, and procedures, and hired additional accounting, legal, tax, and finance staff. MiniMed has incurred and expects to continue to incur additional annual expenses related to these steps, and those expenses may be significant. If MiniMed is unable to implement its financial and management controls, reporting systems, information technology, and procedures in a timely and effective fashion, MiniMed’s ability to comply with MiniMed’s financial reporting requirements and other rules that apply to reporting companies under the Exchange Act could be impaired. In the event that MiniMed is unable to implement a sufficient tax reporting system and related processes, MiniMed may be unable to comply with tax laws and face penalties associated with MiniMed’s lack of compliance. Any failure to maintain effective internal controls could result in adverse regulatory consequences or loss of investor confidence, which could limit MiniMed’s ability to access the global capital markets and could have a materially adverse effect on MiniMed’s business, financial condition, results of operations, cash flows, or the market price of MiniMed securities.
In connection with the Separation and the Divestment, MiniMed may be required to indemnify Medtronic for certain liabilities, Medtronic’s indemnities to MiniMed may be insufficient, and MiniMed has very limited access to Medtronic’s insurance and is essentially uninsured for many types of claims related to events that occurred before the Separation.
Pursuant to the Separation Agreement and certain other agreements between Medtronic and MiniMed, each party has agreed to indemnify the other for certain liabilities, in each case for potentially uncapped amounts, as discussed further in “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Separation Agreement.” Indemnities that MiniMed may be required to provide Medtronic are not subject to any cap, may be significant, and could negatively impact MiniMed’s business. Third parties could also seek to hold MiniMed responsible for any of the liabilities that Medtronic has agreed to retain. Any amounts MiniMed is required to pay pursuant to these indemnification obligations and other liabilities could require MiniMed to divert cash that would otherwise have been used in furtherance of operating MiniMed’s business. Further, the indemnities from Medtronic for MiniMed’s benefit may not be sufficient to protect MiniMed against the full amount of such liabilities, and Medtronic may not be able to fully satisfy its indemnification obligations.
In addition, pursuant to the Separation Agreement, Medtronic removed MiniMed, and its respective employees, officers, and directors, as insured parties under Medtronic’s insurance policies (self-funded or otherwise) immediately prior to the Separation. Following the Separation, MiniMed has not had access to, or the right to make claims under, Medtronic’s insurance policies for any facts, circumstances, events, or matters occurring on or after the Separation. While MiniMed may assert certain claims under Medtronic’s insurance policies for liabilities associated with occurrences prior to the Separation, such coverage is very limited because Medtronic self-insures most of its insurable risks. Any limited coverage available to MiniMed is subject to Medtronic’s primary control over such claims and the terms and conditions of the relevant insurance policies and may be denied by Medtronic’s insurers. Consequently, with limited exceptions, MiniMed is uninsured for most types of claims related to its business that arose prior to the Separation, including claims related to product liability, intellectual property disputes, cybersecurity, privacy, commercial disputes, employment matters, and government investigations. Furthermore, following the Separation, MiniMed obtained its own insurance coverage but may be exposed to significant uninsured liabilities for any claims that arose prior to the Separation. Each of the foregoing risks could negatively affect MiniMed’s business, results of operations, financial condition, and cash flows.
Medtronic may fail to perform under various transaction agreements that were entered into in connection with the Separation, or MiniMed may fail to have necessary infrastructure, systems, and services in place when certain of the transaction agreements expire.
In connection with the Separation, MiniMed and Medtronic entered into the Separation Agreement and various other agreements, including the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreements, the Transitional Trademark Cross-License Agreement, the Trademark Co-Existence Agreement, the Transition Services Agreement, the Registration Rights Agreement, the Juncos Lease and Master Services Agreements, and the Transition Manufacturing and Supply Agreement. These agreements, together with the documents and agreements by which the internal reorganization of the Diabetes Operating Unit were effected by Medtronic, determine the allocation of assets and liabilities between Medtronic and MiniMed following the Separation for those respective areas and include any necessary indemnifications related to liabilities and obligations. Certain of these agreements also provide for the performance of services by each company for the benefit of the other for a period of time after the Separation. MiniMed is relying on Medtronic to satisfy its performance and payment obligations under these agreements. If Medtronic is unable or unwilling to satisfy its obligations under these agreements, including its indemnification obligations, MiniMed could incur operational difficulties or losses. These agreements are discussed in greater detail in the section entitled “Agreements Between Medtronic and MiniMed and Other Related Person Transactions.”
If MiniMed does not have in place its own systems and services, or if MiniMed does not have agreements with other providers of these services once certain transitional transaction agreements expire, MiniMed may not be able to operate its business effectively, and MiniMed’s profitability may decline. MiniMed is in the process of creating its own, or engaging third parties to provide, systems and services to replace many of the systems and services that Medtronic currently provides to MiniMed. However, MiniMed may not be successful in implementing these systems and services in a timely manner or at all, MiniMed may incur additional costs in connection with, or following, the implementation of these systems and services, and MiniMed may not be successful in transitioning data from Medtronic’s systems to MiniMed’s systems. These systems and services may also be more expensive or less efficient than the systems and services Medtronic will provide during the transition period.
MiniMed may be held liable to Medtronic if MiniMed fails to perform certain services or supply obligations under the Transition Services Agreement, and the performance of such services or supply obligations may negatively impact MiniMed’s business and operations.
In connection with the Separation, MiniMed and Medtronic entered into various agreements, including a Transition Services Agreement, that provides for the performance of certain services and the supply of certain products by MiniMed for the benefit of Medtronic for a period of time after the Separation. If MiniMed does not satisfactorily perform its obligations under these agreements, MiniMed may be held liable for any resulting losses suffered by Medtronic, subject to certain limits. In addition, during the transition services period, MiniMed’s management and employees may be required to divert their attention away from MiniMed’s business in order to provide services to Medtronic or manage aspects of the transition agreements between Medtronic and MiniMed, which could adversely affect MiniMed’s business.
MiniMed may have received better terms from unaffiliated third parties than the terms MiniMed received in MiniMed’s agreements with Medtronic.
The agreements MiniMed has entered into with Medtronic in connection with the Separation, including the Separation Agreement, the Tax Matters Agreement, the Employee Matters Agreement, the Intellectual Property Cross-License Agreements, the Transitional Trademark Cross-License Agreement, the Trademark Co-Existence Agreement, the Transition Services Agreement, the Registration Rights Agreement, the Juncos Lease and Master Services Agreements, and the Transition Manufacturing and Supply Agreement, were prepared in the context of the Separation while MiniMed’s business was still operated by and as part of Medtronic. Accordingly, during the period in which these agreements were prepared, MiniMed did not have a separate or independent board of directors or a management team that was separate from or independent of Medtronic. The terms of these agreements, including the fees charged for services provided under these agreements, were primarily determined by Medtronic and, as a result, may not necessarily reflect terms that would have resulted from arm’s-length negotiations between unaffiliated third parties or from arm’s-length negotiations between Medtronic and an unaffiliated third party in another form of transaction, such as a buyer in a sale of a business transaction. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions.”

Under the terms of the Separation, MiniMed’s ability to manage MiniMed’s manufacturing operations is restricted under the terms of the Juncos Lease and Master Services Agreements and the Tax Matters Agreement, and MiniMed therefore may not be able to fully conduct these operations in a manner that is optimal for MiniMed’s business.
MiniMed’s Juncos facility currently manufactures products representing the majority of MiniMed’s revenue. Pursuant to the Juncos Lease Agreement, Medtronic currently leases a portion of the Juncos facility from MiniMed so that it may continue to manufacture certain of its products at the facility. The term of the lease is up to ten years if Medtronic fully exercises its renewal options. During the term of the lease, MiniMed cannot utilize all of the facility’s current manufacturing capacity to support MiniMed’s own business. In addition, the terms of the lease require MiniMed to devote time and resources to fulfill its obligations as a landlord, including obligations to maintain the facility’s structural elements and systems that serve Medtronic’s production operations, ensure adequate utility capacity exists for Medtronic’s portion of the facility, segregate areas used by MiniMed’s and Medtronic’s respective production operations to ensure MiniMed’s operations do not interfere with Medtronic’s operations, and maintain common and shared access areas. MiniMed may also be subject to EHS or other risks or liabilities related to Medtronic’s production operations to which MiniMed would not otherwise be subject, and the remediation of any quality audit findings related to Medtronic’s production operations may create obligations for MiniMed to which MiniMed would not otherwise be subject. Furthermore, during the term of the lease, MiniMed is prohibited without Medtronic’s consent from assigning MiniMed’s interest in the lease to a third party which could, among other things, limit MiniMed’s ability to sell the facility. In addition, in order to preserve the intended Puerto Rican tax treatment with respect to the Separation and the Divestment, MiniMed entered into the Tax Matters Agreement that, among other things, requires MiniMed to maintain a minimum head count and level of operations at the Juncos facility for a period ending up to two full fiscal years after the Divestment, if Medtronic fully exercises its renewal options. These agreements may therefore limit MiniMed’s flexibility to operate the Juncos facility in the manner MiniMed believes is best for its business, may increase MiniMed’s costs to operate the facility, and may limit MiniMed’s ability to divest itself of the facility if MiniMed has determined it is in the best interest of MiniMed’s business to do so, any of which could have a material adverse effect on MiniMed’s business, financial condition, results of operations, and cash flows.
Under the Transition Manufacturing and Supply Agreement, Medtronic will continue to provide certain product development and manufacturing services for only a limited period of time after the Separation, and MiniMed therefore needs to put in place alternatives to maintain MiniMed’s ability to develop and produce certain of MiniMed’s products.
Under the Transition Manufacturing and Supply Agreement, Medtronic will continue to provide MiniMed certain product development and manufacturing services with respect to components for next-generation CGMs in MiniMed’s development pipeline, as well as certain of MiniMed’s other products, for a term of two years after the Separation, which term may be renewed at Medtronic’s option for an additional term of one year, after which time MiniMed will need to have in place alternative third-party suppliers. MiniMed will need to make significant investments in connection with putting in place alternatives, including evaluating and validating new third-party suppliers, scaling operations for commercial production, and integrating componentry into MiniMed’s supply chains and production flows. If MiniMed is unable to effectively put alternative suppliers in place in a timely fashion, MiniMed’s ability to develop and produce its next-generation CGM products and certain other products may be negatively impacted, which could have a material adverse effect on MiniMed’s business, financial condition, results of operations, and cash flows.
Following the Divestment, certain of MiniMed’s directors and executive officers may have actual or potential conflicts of interest because of their positions with or financial interests in Medtronic.
Certain of MiniMed’s executive officers and directors will continue to own equity interests in Medtronic following the Divestment, whether because of their current or former positions with Medtronic or otherwise. In addition, certain of Medtronic’s current officers or directors may continue to serve as MiniMed’s directors. See “Management of MiniMed—Composition of MiniMed’s Board of Directors; Classes of Directors.” These factors could create, or appear to create, potential conflicts of interest to the extent that Medtronic and MiniMed face decisions that could have different implications for the two companies. For example, potential conflicts of interest could arise in connection with the resolution of any dispute that may arise between Medtronic and MiniMed regarding the terms of the agreements governing the Separation and the ongoing relationship between the companies. In addition, given these relationships, PWD or other third parties may confuse MiniMed’s business with that of Medtronic, or there may be a perceived link between MiniMed’s and Medtronic’s products, each of which could affect MiniMed’s business, competitive position, and market perception.
MiniMed believes that provisions relating to certain relationships and transactions in MiniMed’s second amended and restated certificate of incorporation address certain actual or potential conflicts of interest between MiniMed, on the one hand, and Medtronic and its directors, officers, or employees who are MiniMed’s directors, officers, or employees, on the other hand. For example, MiniMed has renounced any interest or expectancy of MiniMed in any corporate opportunities that are presented to MiniMed’s directors, officers, or employees who are also directors, officers, or employees of Medtronic, and such director, officer, or employee has no duty to communicate or present such corporate opportunity to MiniMed, in each case so long as such corporate opportunity was not expressly offered to such person solely in their capacity as MiniMed’s director or officer. Although these provisions are designed to resolve certain conflicts of interest between MiniMed and Medtronic fairly, MiniMed cannot assure you that any conflicts of interest will be so resolved. See “Description of Capital Stock of MiniMed—Conflicts of Interest; Corporate Opportunities.”
The divestment of Medtronic’s remaining equity interest in MiniMed may not occur.
Medtronic owns 89.86% of the voting power of shares of MiniMed Common Stock eligible to vote in the election of MiniMed’s directors. While Medtronic has informed MiniMed that it intends to effect the Divestment, Medtronic has no obligation to complete the Divestment. Whether Medtronic proceeds with the Divestment, in whole or in part, and the timing thereof, is in Medtronic’s sole discretion and may be subject to a number of conditions, including the receipt of any necessary regulatory or other approvals, the existence of satisfactory market conditions, the receipt of the Tax Opinion, and Medtronic having sufficient distributable reserves to effect the Divestment. Even if Medtronic elects to pursue the Divestment, Medtronic has the right to abandon or change the structure of the Divestment if Medtronic determines, in its sole discretion, that the Divestment is not in the best interests of Medtronic or its shareholders. Furthermore, if the Divestment does not occur, and Medtronic does not otherwise dispose of its shares of MiniMed Common Stock, the risks relating to Medtronic’s control of MiniMed and the potential business conflicts of interest between MiniMed and Medtronic will continue to be relevant to MiniMed stockholders.
Although, under the Tax Matters Agreement, Medtronic is generally responsible for taxes due with respect to consolidated or joint tax returns for all periods prior to the Separation for consolidated groups including Medtronic or its subsidiaries and MiniMed and its subsidiaries, MiniMed nevertheless has joint and several liability with Medtronic for certain consolidated U.S. federal income taxes of such groups for taxable periods during which MiniMed or MiniMed’s affiliates were members of such groups.
Following the Separation, MiniMed is not included in a U.S. federal consolidated group tax return with affiliates of Medtronic. Moreover, Medtronic is generally responsible for all U.S. federal income taxes imposed on a Medtronic consolidated tax return group and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the Separation.
Nevertheless, because certain of MiniMed’s subsidiaries were members of a consolidated U.S. federal income tax group that includes certain subsidiaries of Medtronic, such subsidiaries have (and will continue to have following the Divestment) joint and several liability with such subsidiaries of Medtronic for the consolidated U.S. federal income taxes of such members of Medtronic relating to the taxable periods in which such subsidiaries were part of such group. Such liabilities include liabilities in respect of Medtronic’s litigation for fiscal years 2005 and 2006 that relate to the allocation of income between Medtronic, Inc. and its wholly owned subsidiary operating in Puerto Rico, one of Medtronic, Inc.’s key manufacturing sites, which could be material to MiniMed. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Tax Matters Agreement.”

MiniMed’s rebranding strategy in connection with the Separation involves substantial costs and may not produce the intended benefits if it is not favorably received by PWD or third-party partners. In addition, MiniMed’s continued use of legacy Medtronic branding, including the “Medtronic” brand, could adversely affect MiniMed’s reputation.
In connection with the Separation, MiniMed has incurred, and will continue to incur, substantial costs to rebrand as “MiniMed Group, Inc.” and change the branding for certain of MiniMed’s products around the world. Successful promotion of this rebranding will depend on the effectiveness of MiniMed’s marketing efforts and MiniMed’s ability to continue to provide reliable products to PWD during the course of MiniMed’s transition to becoming an independent, publicly traded company. MiniMed has invested, and will continue to invest, significant resources to promote MiniMed’s new branding, but MiniMed cannot predict with certainty how these marketing efforts will be received, and MiniMed cannot assure you that it will be able to achieve or maintain brand recognition or status under any new names and marks at a level that is comparable to the recognition and status MiniMed historically enjoyed as part of Medtronic. If MiniMed’s rebranding strategy does not produce the intended benefits, MiniMed’s ability to retain existing customers and third-party partners and continue to attract new customers and third-party partners could be impacted, which could adversely affect MiniMed’s business, results of operations, financial condition, or cash flows. See “—Business and Operational Risks—If MiniMed fails to expand and maintain an effective sales force, predict and adapt to changes in markets, or successfully develop and maintain MiniMed’s relationships with intermediaries, MiniMed’s business, prospects, and brand may be materially and adversely affected.”
In addition, MiniMed’s continued use of legacy Medtronic branding could adversely affect MiniMed’s reputation. In connection with the Separation, Medtronic is licensing certain trademarks related to the “Medtronic” brand to MiniMed. MiniMed expects to continue to use the “Medtronic” brand for an agreed upon period of time following the Separation. The license permits MiniMed to make ongoing use of certain variations of the legacy Medtronic branding for such agreed upon period of time following the Separation, based on MiniMed’s use of the legacy Medtronic branding prior to the Separation. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Trademark Agreements.”
As a result of this continued use of the legacy Medtronic branding, there is a risk that conduct or events adversely affecting Medtronic’s reputation could also adversely affect MiniMed’s reputation or the reputation of MiniMed’s brands. Moreover, the licenses to the legacy Medtronic branding include quality control provisions obligating MiniMed and any sublicensees to remain in compliance with applicable law and quality standards. Failure by MiniMed or any sublicensees to comply with these obligations could potentially result in termination of the licenses, which could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows.
The transfer of certain assets and liabilities from Medtronic to MiniMed contemplated by the Separation may not be complete prior to the completion of the Exchange Offer and may be significantly delayed or not occur at all.
Pursuant to the Separation Agreement, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents, and for other business reasons, MiniMed and Medtronic have deferred certain transfers of assets and assumptions of liabilities of businesses in certain jurisdictions. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Separation Agreement—Deferred Markets.”
The net profits or losses from the operation of businesses that have not yet been transferred to MiniMed are, to the extent reasonably practicable and permitted by applicable law, being provided to MiniMed. Nevertheless, these arrangements have introduced additional complexities to MiniMed’s business. MiniMed cannot assure you that any transfer that was not completed prior to Separation will occur promptly or at all, including if MiniMed is not able to obtain necessary governmental approvals or other consents, or if there are any unanticipated developments or changes, including changes in laws or regulations, or that Medtronic is operating such businesses as MiniMed would have. Further, effecting the transfers could require more resources than expected, including out-of-pocket costs and expenses and internal management and employee time and resources, which could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows. In the event transfers are significantly delayed or do not occur, MiniMed may not realize all of the anticipated benefits of the Separation and the Divestment, which could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows.
The transfer to MiniMed of certain contracts, permits, and other assets and rights may require the consents or approvals of, or provide other rights to, third parties and governmental authorities. If such consents or approvals are not obtained, MiniMed may not be entitled to the benefit of such contracts, permits, and other assets and rights, which could increase MiniMed’s expenses or otherwise harm MiniMed’s business and financial performance.
The Separation Agreement provides that certain contracts, permits, and other assets and rights are to be transferred from Medtronic or its subsidiaries to MiniMed or its subsidiaries in connection with the Separation. MiniMed and Medtronic have completed the transfer of some, but not all, of these contracts, permits, and other assets and rights and the remainder which have not been transferred may require consents or approvals of third parties or governmental authorities or provide other rights to third parties. In addition, in some circumstances, MiniMed and Medtronic are joint beneficiaries of contracts, and MiniMed and Medtronic may need the consents of third parties in order to split or separate the existing contracts or the relevant portion of the remaining contracts to MiniMed or Medtronic.
Certain required consents or approvals have not yet been obtained and may not be obtained prior to the completion of the Exchange Offer, or at all. Some parties may use consent requirements or other rights to seek to terminate contracts or obtain more favorable contractual terms from MiniMed, which, for example, could take the form of adverse price changes, require MiniMed to expend additional resources in order to obtain the services or assets previously provided under the contract, or require MiniMed to seek arrangements with new third parties or obtain letters of credit or other forms of credit support. If MiniMed is unable to obtain required consents or approvals, MiniMed may be unable to obtain the benefits, permits, assets, and contractual commitments that are intended to be allocated to MiniMed as part of the Separation, and MiniMed may be required to seek alternative arrangements to obtain services and assets which may be more costly or of lower quality. The termination or modification of these contracts or permits or the failure to timely complete the transfer or separation of these contracts or permits could negatively impact MiniMed’s business, financial condition, results of operations, and cash flows.
The assets that MiniMed acquired from Medtronic in the Separation may not be sufficient for MiniMed to operate as an independent, publicly traded company, and MiniMed may experience difficulty in acquiring or separating its assets from Medtronic.
Because MiniMed has a limited history of operating as a standalone, publicly traded company, MiniMed may need to acquire assets in addition to those transferred by Medtronic to MiniMed in connection with the Separation. MiniMed may also face difficulty in acquiring, separating, and integrating newly acquired assets from Medtronic into its business. The Divestment is complex in nature and unanticipated developments or changes, including changes to applicable laws or regulations (or interpretations thereof), required consents or approvals, or other challenges in executing the Divestment could delay or prevent the completion of certain aspects of the Divestment, require more resources than expected (including out-of-pocket costs and expenses and internal management and employee time and resources), or cause the Divestment, or related transactions to occur on terms or conditions that are different or less favorable to MiniMed than expected. MiniMed’s business, results of operations, financial condition, and cash flows could be adversely affected if MiniMed has difficulty operating as a standalone, publicly traded company, fails to acquire assets that prove to be important to MiniMed’s operations, or incurs unexpected costs in acquiring, separating, or integrating newly acquired assets from Medtronic.
Risks Related to MiniMed Common Stock
An active trading market for MiniMed Common Stock may not be sustained.
MiniMed cannot assure you that an active trading market for shares of MiniMed Common Stock will be sustained. If an active trading market is not sustained, you may have difficulty selling your shares of MiniMed Common Stock at an attractive price or at all. An inactive trading market could also impair MiniMed’s ability to raise capital by selling shares of MiniMed Common Stock, MiniMed’s ability to attract and motivate its employees through equity incentive awards, and MiniMed’s ability to acquire business, brands, assets, or technologies by using shares of MiniMed Common Stock as consideration.
The price of MiniMed Common Stock may fluctuate substantially during and after the Exchange Offer period, and you could lose all or part of your investment in MiniMed Common Stock as a result.
MiniMed Common Stock has a limited trading history, and there may be wide fluctuations in the market value of MiniMed Common Stock during and after the Exchange Offer period as a result of many factors. From the launch of MiniMed’s initial public offering on March 6, 2026 through September 11, 2026, the sales price of MiniMed Common Stock as reported by Nasdaq has ranged from a low sales price of $10.65 to a high sales price of $24.43. Factors that may cause the market price of MiniMed Common Stock to fluctuate, some of which may be beyond MiniMed’s control, include:
•MiniMed’s quarterly or annual earnings or those of MiniMed’s competitors;
•variations in MiniMed’s quarterly dividends, if any, to stockholders;
•actual or anticipated fluctuations in MiniMed’s operating results or those of MiniMed’s competitors;
•publication of research reports about MiniMed, its competitors or industry, changes in, or failure to meet, estimates made by securities analysts or ratings agencies of MiniMed’s financial and operating performance, or lack of research reports by industry analysts or ceasing of analyst coverage;
•additions or departures of key management personnel;
•strategic actions or announcements by MiniMed or its competitors;
•adverse market reaction to any indebtedness MiniMed may incur or securities MiniMed may issue in the future;
•changes in accounting standards, policies, guidelines, interpretations, or principles;
•changes to the regulatory and legal environment in which MiniMed operates;
•litigation or governmental investigations initiated against MiniMed;
•reputational issues, including reputational issues involving MiniMed’s competitors and their products, Medtronic, and MiniMed’s third-party partners;
•actions by institutional stockholders;
•any ineffectiveness of MiniMed’s internal controls;
•announcements made or actions taken by Medtronic in respect of the Exchange Offer or the clean-up divestment;
•overall market fluctuations and domestic and worldwide economic and political conditions; and
•other factors described in this “Risk Factors” section and elsewhere in this prospectus.
Stock markets in general have experienced volatility that has often been unrelated to the operating performance of a particular company. These broad market fluctuations may adversely affect the trading price of MiniMed Common Stock. If any of the foregoing events occur, it could cause the price of MiniMed Common Stock to fall and may expose MiniMed to lawsuits, including securities class action litigation, that, even if unsuccessful, could result in substantial costs and divert MiniMed management’s attention and resources. You should consider an investment in shares of MiniMed Common Stock to be risky, and you should invest in shares of MiniMed Common Stock only if you can withstand a significant loss and wide fluctuations in the market value of your investment.

Future distributions or sales by Medtronic or other holders of shares of MiniMed Common Stock, or the perception that such distributions or sales may occur could cause the price of MiniMed Common Stock to decline.
Prior to the commencement of the Exchange Offer, Medtronic beneficially owned 252,813,348 shares of MiniMed Common Stock (approximately 89.86% of outstanding shares of MiniMed Common Stock) and will be offering to exchange up to 225,361,295 newly issued shares of MiniMed Common Stock in the Exchange Offer. If the Exchange Offer is not oversubscribed, Medtronic will continue to hold shares of MiniMed Common Stock.
Medtronic’s shares are “restricted securities” as that term is defined in Rule 144 (“Rule 144”) under the Securities Act. Subject to contractual restrictions, including the lock-up agreement described in the paragraphs below, Medtronic will be entitled to sell these shares in the public market only if the sale of such shares is registered with the SEC or if the sale of such shares qualifies for an exemption from registration under Rule 144 or any other applicable exemption under the Securities Act. MiniMed is unable to predict with certainty whether or when Medtronic will complete any future distributions or otherwise sell a substantial number of shares of MiniMed Common Stock. The distribution or sale by Medtronic of a substantial number of shares of MiniMed Common Stock following the completion of the Exchange Offer, or a perception that such a distribution or sale could occur, could significantly reduce the prevailing market price of shares of MiniMed Common Stock.
In connection with the Exchange Offer, Medtronic has agreed with the dealer managers that, except in connection with the Exchange Offer (including the clean-up divestment) or with the prior written consent of each of Goldman Sachs & Co. LLC and BofA Securities, Inc., Medtronic will not, subject to certain exceptions and subject to the completion of the Exchange Offer, during the period beginning on September 14, 2026 and continuing through the date that is 60 days after the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026), offer, sell, contract to sell, pledge, or otherwise dispose of or hedge, directly or indirectly, any shares of MiniMed Common Stock or securities convertible into or exchangeable or exercisable for any shares of MiniMed Common Stock. Goldman Sachs & Co. LLC and BofA Securities, Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of MiniMed Common Stock subject to this lock-up agreement.
When the lock-up period expires, Medtronic will be able to sell shares of MiniMed Common Stock in the public market. Sales of a substantial number of shares of MiniMed Common Stock upon expiration of the lock-up agreement, the perception that these sales may occur or early release of this lock-up agreement could cause the market price of shares of MiniMed Common Stock to decline or make it more difficult for you to sell your shares of MiniMed Common Stock at a time and price that you deem appropriate.
If MiniMed is unable to implement and maintain effective internal control over financial reporting in the future, investors could lose confidence in the accuracy and completeness of MiniMed’s financial reports and the market price of shares of MiniMed Common Stock could be adversely affected.
As a publicly traded company, MiniMed is required to maintain internal control over financial reporting and to report any material weaknesses in MiniMed’s internal control. In addition, beginning with MiniMed’s second Annual Report on Form 10-K, MiniMed will be required to furnish a report by management on the effectiveness of MiniMed’s internal control over financial reporting, pursuant to Section 404 of the Sarbanes-Oxley Act. MiniMed’s independent registered public accounting firm will also be required to express an opinion as to the effectiveness of MiniMed’s internal control over financial reporting beginning with MiniMed’s second annual report on Form 10-K. At such time, MiniMed’s independent registered public accounting firm may issue a report that is adverse in the event it is not satisfied with the level at which MiniMed’s internal control over financial reporting is documented, designed, or operating.
The process of designing, implementing, and testing the internal control over financial reporting required to comply with this obligation is complex, time-consuming, and costly. If MiniMed identifies material weaknesses in its internal control over financial reporting, if MiniMed is unable to comply with the requirements of Section 404 of the Sarbanes-Oxley Act in a timely manner or to assert that its internal control over financial reporting is effective, or if MiniMed’s independent registered public accounting firm is unable to express an opinion as to the effectiveness of MiniMed’s internal control over financial reporting, investors could lose confidence in the accuracy and completeness of MiniMed’s financial reports and the market price of shares of MiniMed Common Stock could be adversely affected. MiniMed could also become subject to investigations by the SEC, Nasdaq, or other regulatory authorities, which could require additional financial and management resources.
The obligations associated with being an independent publicly traded company require significant resources and management attention.
MiniMed is subject to reporting and other obligations under the Exchange Act, the Sarbanes-Oxley Act, the Dodd-Frank Act, and the rules and regulations of the SEC and Nasdaq. As a standalone public company, MiniMed is required to:
•prepare and distribute periodic reports, proxy statements, and other stockholder communications in compliance with the federal securities laws and rules;
•have its own board of directors and committees thereof, which comply with federal securities laws and rules and applicable stock exchange requirements;
•maintain an internal audit function;
•institute its own financial reporting and disclosure compliance functions;
•establish an investor relations function; and
•establish internal policies, including those relating to trading in MiniMed’s securities and disclosure controls and procedures.
These reporting and other obligations place significant demands on MiniMed management, diverting their time and attention from sales-generating activities to compliance activities, and require increased administrative and operational costs and expenses that MiniMed did not incur prior to the Separation, which could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows.
Your percentage ownership in MiniMed may be further diluted in the future.
In the future, your percentage ownership in MiniMed may be further diluted if MiniMed issues additional shares of MiniMed Common Stock or convertible debt securities in connection with acquisitions, capital market transactions, or other corporate purposes, including equity awards that MiniMed may grant to MiniMed directors, officers, and employees. In connection with the Separation, MiniMed filed a registration statement on Form S-8 to register the shares of MiniMed Common Stock reserved for issuance under the MiniMed Long Term Incentive Plan and MiniMed Employee Stock Purchase Plan. In addition, MiniMed’s employees received shares of MiniMed Common Stock as a result of the conversion of their Medtronic equity awards for MiniMed equity awards. The conversion of these Medtronic awards into MiniMed awards is described in further detail in the “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Employee Matters Agreement—Equity Incentive Compensation.”
It is anticipated that the MiniMed Compensation and Talent Committee will grant additional equity awards to MiniMed’s employees and directors, from time to time, under the MiniMed Long Term Incentive Plan and MiniMed Employee Stock Purchase Plan. MiniMed cannot predict with certainty the size of future issuances of shares of MiniMed Common Stock or the effect, if any, that future issuances and sales of shares of MiniMed Common Stock will have on the market price of shares of MiniMed Common Stock. Any such issuance could result in substantial dilution to MiniMed’s existing stockholders.
MiniMed’s board of directors will be authorized, without further vote or action by MiniMed’s stockholders, to provide for the issuance from time to time of shares of MiniMed preferred stock in series and, as to each series, to fix: the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of MiniMed’s capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any; and the redemption price or prices and the other terms of redemption, if any, applicable to that series. The terms of one or more series of MiniMed preferred stock could dilute the voting power or reduce the value of MiniMed Common Stock. For example, MiniMed’s board of directors could grant the holders of MiniMed preferred stock rights to elect directors in all events or on the occurrence of specified events or the right to veto specified transactions. In addition, the repurchase or redemption rights or liquidation preferences that MiniMed could assign to holders of MiniMed preferred stock could affect the residual value of MiniMed Common Stock. See “Description of Capital Stock of MiniMed—Preferred Stock.”
MiniMed is a holding company and MiniMed’s only material assets are its equity interests in MiniMed’s subsidiaries. As a consequence, MiniMed depends on the ability of its subsidiaries to pay dividends and make other payments and distributions to MiniMed in order to meet its obligations.
MiniMed is a holding company with limited direct business operations. MiniMed’s subsidiaries own substantially all of MiniMed’s assets and conduct substantially all of MiniMed’s operations. Dividends from MiniMed’s subsidiaries and permitted payments to MiniMed under arrangements with MiniMed’s subsidiaries are MiniMed’s principal sources of cash to meet MiniMed’s obligations. These obligations include operating expenses and interest and principal on current and any future borrowings. MiniMed’s subsidiaries, including certain subsidiaries organized outside the United States, may not be able to, or may not be permitted to, pay dividends or make distributions to enable MiniMed to meet MiniMed’s obligations. Each subsidiary is a distinct legal entity and, under certain circumstances, legal, tax, and contractual restrictions may limit MiniMed’s ability to obtain cash from MiniMed’s subsidiaries. If the cash MiniMed receives from MiniMed’s subsidiaries pursuant to dividends and other arrangements is insufficient to fund any of MiniMed’s obligations, or if a subsidiary is unable to pay future dividends or distributions to MiniMed to meet MiniMed’s obligations, MiniMed may be required to raise cash through, among other things, the incurrence of debt (including convertible or exchangeable debt), the sale of assets, or the issuance of equity. MiniMed’s liquidity and capital position are highly dependent on the performance of MiniMed’s subsidiaries and their ability to pay future dividends and distributions to MiniMed as anticipated. The evaluation of future dividend sources and MiniMed’s overall liquidity plans are subject to a variety of factors, including current and future market conditions, which are subject to change. MiniMed’s inability to generate sufficient cash flows to satisfy MiniMed’s debt obligations, or to refinance MiniMed’s indebtedness on commercially reasonable terms or at all, could adversely affect MiniMed’s business, results of operations, financial condition, and cash flows and MiniMed’s ability to satisfy its obligations under MiniMed’s indebtedness or pay dividends on MiniMed Common Stock.
MiniMed does not expect to pay dividends on MiniMed Common Stock for the foreseeable future. As a result, your ability to achieve a return on your investment will depend on appreciation in the market price of MiniMed Common Stock.
MiniMed does not expect to pay dividends on MiniMed Common Stock for the foreseeable future. Instead, MiniMed anticipates that all of its earnings in the foreseeable future, if any, will be used for the operation and growth of its business. Any future determination to pay dividends on MiniMed Common Stock will be at the discretion of MiniMed’s board of directors and will depend upon many factors, including MiniMed’s financial condition, earnings, capital requirements, debt service obligations, restrictive covenants in the agreements governing its indebtedness, general economic and business conditions, industry practice, legal requirements, and other factors that MiniMed’s board of directors may deem relevant. Accordingly, investors must for the foreseeable future rely on sales of their MiniMed Common Stock after price appreciation, which may not occur, as the only way to realize any future gains on their investments.
Certain provisions in MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws, and of Delaware law, may prevent or delay an acquisition of MiniMed, which could decrease the trading price of MiniMed Common Stock.
MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws contain provisions that are intended to deter coercive takeover practices and inadequate takeover bids and to encourage prospective acquirers to negotiate with MiniMed’s board of directors rather than to attempt an unsolicited takeover not approved by MiniMed’s board of directors. These provisions include (1) the division of MiniMed’s board of directors into three classes of directors, with each class serving a staggered three-year term; (2) the ability of

MiniMed’s directors, and not holders of shares of MiniMed Common Stock, to fill vacancies on MiniMed’s board of directors (including those resulting from an enlargement of MiniMed’s board of directors); (3) the inability of holders of shares of MiniMed Common Stock to call a special meeting; (4) after Medtronic first ceases to beneficially own a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, the inability of holders of shares of MiniMed Common Stock to act by written consent; (5) procedures regarding how MiniMed stockholders may present proposals or nominate directors for election at stockholder meetings; (6) authority of MiniMed’s board of directors to issue MiniMed preferred stock without stockholder vote or action; and (7) from and after the first time that Medtronic no longer beneficially owns a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, removal of directors only for cause and only by the affirmative vote of at least two-thirds of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors.
In addition, after Medtronic ceases to “own” at least 15% of the voting power of MiniMed’s outstanding shares of “voting stock” (each as defined in Section 203 of the Delaware General Corporation Law (the “DGCL”)), Section 203 of the DGCL could also delay or prevent a change of control that you may favor. Section 203 of the DGCL generally prohibits a corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, subject to certain exceptions. See “Description of Capital Stock of MiniMed—Anti-Takeover Effects of Various Provisions of Delaware Law, MiniMed’s Second Amended and Restated Certificate of Incorporation, and MiniMed’s Amended and Restated Bylaws—Delaware Anti-Takeover Statute.”
Additionally, so long as Medtronic beneficially owns a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, and therefore has the ability to direct the election of all the members of MiniMed’s board of directors, directors designated by Medtronic to serve on MiniMed’s board of directors may have the ability to authorize a party, including a potential transferee of Medtronic’s shares of MiniMed Common Stock, to become an interested stockholder such that the restrictions of Section 203 of the DGCL would not apply to such party.
MiniMed believes these provisions will protect its stockholders from coercive or otherwise unfair takeover tactics by requiring potential acquirers to negotiate with MiniMed’s board of directors and by providing MiniMed’s board of directors with more time to assess any acquisition proposal. These provisions are not intended to make MiniMed immune from takeovers. However, these provisions will apply even if the offer may be considered beneficial by some of MiniMed’s stockholders and could delay or prevent an acquisition that MiniMed’s board of directors determines is not in the best interests of MiniMed and MiniMed’s stockholders. These provisions may also prevent or discourage attempts to remove and replace incumbent directors.
MiniMed’s classified board of directors and other features of MiniMed’s amended and restated certificate of incorporation will make it more difficult for MiniMed’s stockholders to remove directors and may prevent MiniMed’s stockholders from effecting a change in the control of MiniMed’s board of directors.
The classified board provision that is included in MiniMed’s second amended and restated certificate of incorporation could have the effect of making the replacement of incumbent directors more time-consuming and difficult. In addition, from and after the first time that Medtronic no longer beneficially owns a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, directors may be removed only for cause and only by the affirmative vote of at least two-thirds of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors. The “for cause” standard, the supermajority removal requirement, and the classified board provision will make it more difficult for MiniMed’s stockholders to remove directors and will increase the likelihood that incumbent directors will retain their positions. These features of MiniMed’s second amended and restated certificate of incorporation may delay, defer, or prevent a transaction or a change in control of MiniMed or a transaction that otherwise might be in the best interest of MiniMed’s stockholders.

MiniMed’s second amended and restated certificate of incorporation provides that certain courts within the State of Delaware or the federal district courts of the United States are the sole and exclusive forum for the resolution of certain types of actions and proceedings that may be initiated by its stockholders, which could discourage lawsuits against it or its directors, officers, employees, or stockholders.
MiniMed’s second amended and restated certificate of incorporation provides, in all cases to the fullest extent permitted by law, that, unless it consents in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware is the sole and exclusive forum for (1) any derivative action or proceeding brought on MiniMed’s behalf; (2) any action asserting a claim that is based upon a violation of a duty owed by any of MiniMed’s current or former directors, officers, employees, or stockholders to it or its stockholders; (3) any action asserting a claim arising pursuant to MiniMed’s second amended and restated certificate of incorporation or amended and restated bylaws; (4) any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware; and (5) any action asserting a claim governed by the internal affairs doctrine. However, if the Court of Chancery located within the State of Delaware does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Delaware.
MiniMed’s second amended and restated certificate of incorporation provides that, unless MiniMed consents in writing to the selection of an alternative forum, the federal district courts of the United States are the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware, or limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with MiniMed or its directors, officers, employees, or stockholders, which in each case may discourage such lawsuits with respect to such claims. It is possible that a court could find these exclusive forum provisions inapplicable or unenforceable with respect to one or more of the specified types of actions or proceedings, and MiniMed may incur additional costs associated with resolving such matters in other jurisdictions, which could divert MiniMed management’s attention and otherwise adversely affect MiniMed’s business, results of operations, financial condition, and cash flows.
Risks Related to the Exchange Offer
Your investment will be subject to different risks after the Exchange Offer regardless of whether you elect to participate in the Exchange Offer.
Your investment will be subject to different risks as a result of the Exchange Offer, regardless of whether you tender all, some or none of your Medtronic Ordinary Shares:
•If you exchange all of your Medtronic Ordinary Shares and the Exchange Offer is not oversubscribed, you will no longer have any ownership interest in Medtronic but will instead directly own only an interest in MiniMed. As a result, your investment will be subject exclusively to benefits and risks associated with MiniMed and not benefits and risks associated solely with Medtronic.
•Unless your odd-lot tender is not subject to proration, if you exchange all of your Medtronic Ordinary Shares and the Exchange Offer is oversubscribed, you will be subject to proration and will own an interest in both Medtronic and MiniMed. As a result, your investment will continue to be subject to benefits and risks associated with both Medtronic and MiniMed, but such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.
•If you exchange some, but not all, of your Medtronic Ordinary Shares, regardless of whether the Exchange Offer is fully subscribed, you will own fewer Medtronic Ordinary Shares and more shares of MiniMed Common Stock than prior to the Exchange Offer, unless you otherwise acquire Medtronic Ordinary Shares. As a result, your investment will continue to be subject to benefits and risks associated with both Medtronic and MiniMed, though you may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.

•If you do not exchange any of your Medtronic Ordinary Shares in the Exchange Offer, you will have an increased ownership interest in Medtronic, on a percentage basis, and will no longer have an indirect ownership interest in MiniMed, unless you otherwise own MiniMed Common Stock. As a result, your investment will be subject to benefits and risks associated with Medtronic and benefits and risks associated with MiniMed (only to the extent of any continued ownership interest in MiniMed by Medtronic, and unless they otherwise own MiniMed Common Stock).
•If you remain a shareholder of Medtronic following the completion of the Exchange Offer, you may, through a clean-up divestment to Medtronic shareholders, receive shares of MiniMed Common Stock (although such holders may instead receive only cash in lieu of fractional shares). As a result, your investment may be subject to benefits and risks associated with both Medtronic and MiniMed, though you may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.
Regardless of whether you tender your Medtronic Ordinary Shares, the Medtronic Ordinary Shares you hold after the completion of the Exchange Offer will reflect a different investment from the investment you previously held.
The Exchange Offer and related transactions will result in a substantial amount of MiniMed Common Stock entering the market, which may adversely affect the market price of MiniMed Common Stock.
Immediately prior to the commencement of the Exchange Offer, Medtronic beneficially owned 252,813,348 shares of MiniMed Common Stock, representing 89.86% of outstanding shares of MiniMed Common Stock. Assuming the completion of the Exchange Offer and that it is fully subscribed, 225,361,295 new shares of MiniMed Common Stock, and, at Medtronic’s option, up to an additional 27,452,053 shares of MiniMed Common Stock if the Exchange Offer is oversubscribed, will be issued to Medtronic shareholders participating in the Exchange Offer, and such shares of MiniMed Common Stock not held by MiniMed’s affiliates will be freely tradable.
Medtronic has informed MiniMed that, following the completion of the Exchange Offer, in the event that the Exchange Offer is consummated but less than all shares of MiniMed Common Stock beneficially owned by Medtronic are exchanged, Medtronic intends to divest the shares of MiniMed Common Stock that Medtronic continues to beneficially own through a subsequent spin-off, split-off, debt-for-equity exchange, or any combination of these potential transactions. See “Potential Additional Divestment of MiniMed Common Stock.” The distribution of such a high number of shares of MiniMed Common Stock in the Exchange Offer and any subsequent transaction or combination of transactions could adversely affect the market price of MiniMed Common Stock.
Following the completion of the Exchange Offer, the market price of Medtronic Ordinary Shares and MiniMed Common Stock will fluctuate and the final per-share values used in determining the exchange ratio may not be indicative of future trading prices.
The price history for Medtronic Ordinary Shares and MiniMed Common Stock may not provide investors with a meaningful basis for evaluating an investment in either security. MiniMed has been a publicly traded company only since March 6, 2026. The prior performance of Medtronic Ordinary Shares and MiniMed Common Stock may not be indicative of their performance after the Exchange Offer. In addition, the indicative and final per-share values used in determining the exchange ratio may not be indicative of the market prices at which Medtronic Ordinary Shares and MiniMed Common Stock will trade after the Exchange Offer is completed.
Tendering Medtronic shareholders may receive a reduced discount or may not receive any discount in the Exchange Offer.
The Exchange Offer is intended to permit you to exchange your Medtronic Ordinary Shares for shares of MiniMed Common Stock so that for each $100 of Medtronic Ordinary Shares accepted in this Exchange Offer, you will receive approximately $107.53 of MiniMed Common Stock based on the Average MDT Price and the Average MMED Price.
The number of shares of MiniMed Common Stock you can receive is, however, subject to an upper limit of 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less. This upper limit represents a 12% discount for shares of MiniMed Common Stock based on the closing prices of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq on September 11, 2026 (the last NYSE and Nasdaq trading day immediately preceding the date of the commencement of the Exchange Offer). Medtronic set this upper limit to ensure that any unusual or unexpected decrease in the trading price of MiniMed Common Stock, relative to the trading price of Medtronic Ordinary Shares, during the Exchange Offer period would not result in an unduly high number of shares of MiniMed Common Stock being exchanged for each Medtronic Ordinary Share accepted in the Exchange Offer. Because of the upper limit, if there is a decrease of sufficient magnitude in the trading price for shares of MiniMed Common Stock relative to the trading price of Medtronic Ordinary Shares, or if there is an increase of sufficient magnitude in the trading price for Medtronic Ordinary Shares relative to the trading price for MiniMed Common Stock, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less.
There may also be circumstances under which you would receive fewer shares of MiniMed Common Stock than you would have received if the exchange ratio were determined using the closing prices of Medtronic Ordinary Shares and MiniMed Common Stock on the expiration date of the Exchange Offer. For example, if the trading price of Medtronic Ordinary Shares were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 8 and October 9, 2026), the Average MDT Price would likely be lower than the closing price of Medtronic Ordinary Shares on the expiration date of the Exchange Offer. As a result, you may receive fewer dollars of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares than you would otherwise receive if the Average MDT Price were calculated on the basis of the closing price of Medtronic Ordinary Shares on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of MiniMed Common Stock were to decrease during the last two days of the Exchange Offer, the Average MMED Price would likely be higher than the closing price of MiniMed Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares than you would otherwise receive if the Average MMED Price were calculated on the basis of the closing price of shares of MiniMed Common Stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. See “The Exchange Offer—Terms of the Exchange Offer.”
Participating Medtronic shareholders will experience some delay in receiving shares of MiniMed Common Stock (and any cash payments in lieu of fractional shares of MiniMed Common Stock) for Medtronic Ordinary Shares that are accepted in the Exchange Offer.
Tendering Medtronic shareholders whose Medtronic Ordinary Shares are accepted for exchange will not be able to sell the shares of MiniMed Common Stock to be received until the distribution of shares of MiniMed Common Stock to individual Medtronic shareholders has been completed. Consequently, if the market price for shares of MiniMed Common Stock should decrease or increase during that period, the relevant shareholder would not be able to stop any losses or recognize any gain by selling the shares of MiniMed Common Stock. Similarly, you will not be able to invest any cash received in lieu of fractional shares of MiniMed Common Stock, if any, until the distribution of such cash has been completed, and you will not receive interest payments for this time period.
Market prices for Medtronic Ordinary Shares may be impacted by the Exchange Offer.
Investors may purchase Medtronic Ordinary Shares in order to participate in the Exchange Offer, which may have the effect of raising market prices for Medtronic Ordinary Shares during the pendency of the Exchange Offer. Following the completion of the Exchange Offer, the market prices for Medtronic Ordinary Shares may decline because any Exchange Offer-related demand for Medtronic Ordinary Shares will cease. In addition, following the completion of the Exchange Offer, the market prices for Medtronic Ordinary Shares may decline because Medtronic may no longer have any ownership interest in MiniMed.

If Medtronic does not complete the Divestment or otherwise dispose of its equity interest in MiniMed, or if Medtronic purchases shares of MiniMed Common Stock in the open market, it could remain MiniMed’s controlling stockholder for an extended period of time or indefinitely. Even if Medtronic were to beneficially own less than a majority of the total voting power of outstanding shares of MiniMed Common Stock, Medtronic may be able to influence the outcome of corporate actions requiring MiniMed stockholder approval for as long as it owns a significant portion of MiniMed Common Stock.
Medtronic’s interests may not be the same as, or may conflict with, the interests of MiniMed’s other stockholders. Actions that Medtronic takes with respect to MiniMed, as a controlling or significant stockholder, may not be favorable to MiniMed or MiniMed’s other stockholders.
Medtronic owns approximately 90% of the total voting power of shares of MiniMed Common Stock eligible to vote in the election of MiniMed’s directors. As a result, MiniMed is currently a “controlled company” as defined under the corporate governance rules of Nasdaq and, therefore, MiniMed has elected not to comply with certain corporate governance requirements of Nasdaq, including the requirement that its board be composed of a majority of independent directors, the requirement that MiniMed’s Nominating and Corporate Governance Committee be composed entirely of independent directors, and the requirement that MiniMed’s Compensation and Talent Committee be composed entirely of independent directors. As a result, while MiniMed remains a “controlled company” under the corporate governance rules of Nasdaq, you may not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of Nasdaq. Following the Exchange Offer, it is expected that MiniMed will no longer be a “controlled company” for the purposes of the corporate governance requirements of Nasdaq and will be unable to qualify for, and rely on, exemptions from certain corporate governance requirements of Nasdaq.
If the Exchange Offer is not fully subscribed, Medtronic may continue to control MiniMed, which could prevent MiniMed stockholders from influencing significant decisions.
Depending on the number of shares validly tendered, Medtronic may be able to influence the outcome of certain corporate actions requiring the approval of MiniMed’s stockholders so long as it owns a significant portion of MiniMed Common Stock and may retain certain rights pursuant to the Separation Agreement. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Separation Agreement.” In addition, if the Exchange Offer is not fully subscribed, and Medtronic were to waive the Minimum Amount and/or the clean-up divestment is not consummated, Medtronic may continue to hold more than 50% of the outstanding shares of MiniMed Common Stock, and in such event, MiniMed would continue to be considered a “controlled company” under Nasdaq rules. In such case, the typical independence requirements under the Nasdaq rules would not apply to MiniMed.
Medtronic currently owns approximately 90% of the total voting power of outstanding shares of MiniMed Common Stock. MiniMed’s other stockholders generally are not able to affect the outcome of any matter submitted to MiniMed stockholders for approval for so long as Medtronic or its successor-in-interest beneficially owns a majority of the total voting power of the outstanding shares of MiniMed Common Stock.
As long as Medtronic or its successor-in-interest beneficially owns a majority of the total voting power of outstanding shares of MiniMed Common Stock, it will generally be able to control, whether directly or indirectly through its ability to remove and elect directors, and subject to applicable law, all matters affecting MiniMed without the approval of other stockholders, including:
•determinations with respect to MiniMed’s business direction and policies, including the election and removal of directors and the appointment and removal of officers;
•determinations with respect to corporate transactions, such as mergers, business combinations, or dispositions of assets;
•MiniMed’s financing and dividend policies;
•MiniMed’s compensation and benefit programs and other human resources policy decisions;

•termination of, changes to, or determinations under MiniMed’s agreements with Medtronic relating to the Separation;
•determinations with respect to tax matters; and
•changes to any other agreements that may adversely affect MiniMed.
The redemption and cancellation of Medtronic Ordinary Shares by Medtronic in the Exchange Offer could potentially trigger certain mandatory offer provisions under the Irish Takeover Rules for Medtronic shareholders with a significant holding of Medtronic Ordinary Shares who do not participate in the Exchange Offer.
The Irish Takeover Panel Act 1997, Takeover Rules 2022 (the “Irish Takeover Rules”) contain certain mandatory offer provisions. Under the Irish Takeover Rules, where any person (together with any persons acting in concert) (i) acquires an interest in 30% or more of the voting rights of Medtronic or (ii) where such persons already hold an interest in not less than 30% but not more than 50% of such voting rights and increases their percentage interest by more than 0.05% in any 12-month period, there is a requirement for such person (or persons) to make a general offer for the entire issued share capital of Medtronic unless the Irish Takeover Panel consents otherwise. The Irish Takeover Rules also contain similar mandatory offer provisions that apply where such thresholds are met as a result of Medtronic redeeming or acquiring its own securities. In those circumstances, a mandatory offer must be made in cash at not less than the highest price paid for Medtronic securities by the relevant shareholder (together with any person acting in concert) during the 12 months prior to the offer (in the case of acquisitions made by Medtronic shareholders or persons acting in concert with them) or the highest price paid by Medtronic during that period for the redemption or acquisition of its own securities (in the case of such thresholds being met as a result of Medtronic redeeming or acquiring its own securities).
Based on the interests in Medtronic Ordinary Shares disclosed to Medtronic as at the latest practicable date prior to the launch of the Exchange Offer, Medtronic does not believe that such thresholds will be met as a result of Medtronic redeeming or acquiring its own securities even if Medtronic shareholders with existing material holdings of Medtronic Ordinary Shares do not participate in the Exchange Offer (assuming they maintain their level of shareholding as at the last practicable date prior to the date hereof). Therefore, Medtronic has not sought, and the Irish Takeover Panel has not issued, a waiver of the applicable Irish Takeover Rules in connection with the Exchange Offer.
The Exchange Offer could result in significant tax liability.
The Exchange Offer is conditioned on, among other things, the receipt by Medtronic of the Tax Opinion to the effect that the Exchange Offer will qualify as tax-free for U.S. federal income tax purposes to Medtronic and its shareholders under Section 355 of the Code, except with respect to the receipt of cash in lieu of fractional shares.
The Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy, correctness, and completeness of certain statements and representations made by Medtronic and MiniMed to Skadden. In rendering the opinion, Skadden will also rely on certain covenants that Medtronic and MiniMed enter into, including the adherence by Medtronic and MiniMed to certain restrictions on future actions. If any of those statements, representations, or assumptions are, or become, inaccurate, incorrect, or incomplete, or if Medtronic or MiniMed breach any of their covenants, the conclusions reached in such opinion could be adversely affected and the Exchange Offer may not qualify for tax-free treatment for U.S. federal income tax purposes.
Medtronic does not intend to seek a ruling from the U.S. Internal Revenue Service (the “IRS”) as to the U.S. federal income tax treatment of the Exchange Offer. The Tax Opinion will be based on legal authorities as of the date of the opinion, and all such legal authorities will be subject to change or differing interpretations at any time, possibly with retroactive effect. The Tax Opinion will not be binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the conclusions reached in the opinion or that a court would not sustain such a challenge. If the IRS prevailed in such a challenge, the tax consequences of the Exchange Offer to you could be materially less favorable.

If the Exchange Offer were determined not to qualify for non-recognition of gain or loss under Section 355 of the Code, each Medtronic shareholder who receives shares of MiniMed Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of MiniMed Common Stock received by the shareholder and its tax basis in the Medtronic Ordinary Shares exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of MiniMed Common Stock received by the shareholder.
The Exchange Offer could be taxable to Medtronic but not its shareholders, if MiniMed or its shareholders were to engage in certain transactions after the Exchange Offer is completed. In such cases, MiniMed would be required to indemnify Medtronic for any resulting taxes and related expenses, which amount could be material.
Even if the Exchange Offer otherwise qualifies for non-recognition of income, gain and loss under Section 355 of the Code, certain of the internal separation transactions in anticipation of the Exchange Offer could be taxable to certain members of Medtronic (but not to holders of Medtronic Ordinary Shares) under Section 355(e) of the Code. Depending on the circumstances, MiniMed may be required to indemnify Medtronic for any resulting taxes, which amounts could be material.
The Exchange Offer could result in significant tax liability for MiniMed and tax-related indemnification obligations to Medtronic for certain tax liabilities, and MiniMed may be affected by significant restrictions, including restrictions on its ability to engage in certain corporate transactions for a two-year period after the Exchange Offer (or, if applicable, the clean-up divestment) in order to avoid triggering significant tax-related liabilities.
The Tax Matters Agreement imposes certain restrictions on MiniMed and its subsidiaries (including, among other restrictions, restrictions on actions related to the sale and/or discontinuance of certain business activities and/or assets) intended to preserve the generally tax-free status of the Separation and the Divestment. Under the Tax Matters Agreement, for the two-year period following the completion of the Divestment (or, if applicable, the clean-up divestment), MiniMed will be subject to specific restrictions on its ability to enter into acquisition, merger, liquidation, sale, and stock redemption transactions with respect to shares of MiniMed Common Stock. These restrictions may limit MiniMed’s ability to pursue certain strategic transactions or other transactions that it may believe to be in the best interests of its stockholders or that might increase the value of its business. These restrictions will not limit the acquisition of other businesses by MiniMed for cash consideration.
In addition, under the Tax Matters Agreement, MiniMed will generally be required to indemnify Medtronic against certain tax liabilities that may result from the acquisition of MiniMed stock or assets, even if MiniMed does not participate in or otherwise facilitate the acquisition. Furthermore, MiniMed will be subject to specific restrictions on discontinuing the active conduct of its trade or business, the issuance or sale of stock or other securities (including securities convertible into its stock but excluding certain compensatory arrangements), and sales of assets outside the ordinary course of business. These restrictions may reduce MiniMed’s strategic and operating flexibility. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Tax Matters Agreement.”

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
This prospectus contains forward-looking statements, which do not relate strictly to historical or current facts and which reflect Medtronic or MiniMed (as the case may be) management’s assumptions, views, plans, objectives, and projections about the future. All statements other than statements of historical fact contained in this prospectus, including statements regarding Medtronic or MiniMed’s future results of operations and financial position, business strategy and plans, objectives of Medtronic or MiniMed management for future operations and current expectations, or forecasts of future results, are forward-looking statements. These statements involve known and unknown risks, uncertainties, and other important factors that may cause Medtronic or MiniMed’s actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements. Forward-looking statements may include statements related to: the Divestment, including the Exchange Offer and the clean-up divestment, if any; the expected benefits to Medtronic and MiniMed of the Separation and the Divestment; laws and regulations applicable to the Divestment; a substantial number of MiniMed Common Stock shares entering the market as a result of the Exchange Offer and related transactions; fluctuations in the prices of Medtronic Ordinary Shares and MiniMed Common Stock during and following the completion of the Exchange Offer, such that the final per-share values used in determining the exchange ratio may not be indicative of future trading prices; a reduced discount or no discount received by Medtronic shareholders who participate in the Exchange Offer; delays in receiving MiniMed Common Stock (and any cash payments in lieu of fractional shares of MiniMed Common Stock) by participating Medtronic shareholders following the expiration of the Exchange Offer; the impact of the Exchange Offer on the prices of Medtronic Ordinary Shares and MiniMed Common Stock; potential tax liabilities as a result of the Separation and the Divestment; MiniMed’s agreements with Medtronic; Medtronic’s control of MiniMed prior to the Divestment and potential loss of control of MiniMed following the completion of the Divestment; MiniMed’s ability to operate as an independent public company following the completion of the Divestment; Medtronic or MiniMed’s growth and growth strategies, developments in the markets for Medtronic or MiniMed’s products, therapies, and services, financial results, product development launches and effectiveness, research and development strategy, regulatory approvals, competitive strengths, the potential or anticipated direct or indirect impact of public health crises, severe weather events or climate change, and geopolitical conflicts on Medtronic or MiniMed’s business, results of operations, and financial condition, restructuring and cost-saving initiatives, intellectual property rights, litigation and tax matters, governmental proceedings and investigations, mergers and acquisitions, divestitures, market acceptance of Medtronic or MiniMed’s products, therapies, and services, accounting estimates, financing activities, ongoing contractual obligations, working capital adequacy, value of Medtronic or MiniMed’s investments, Medtronic or MiniMed’s effective tax rate, Medtronic or MiniMed’s expected returns to shareholders, and sales efforts. In some cases, such statements may be identified by the use of terminology such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “forecast,” “intend,” “looking ahead,” “may,” “plan,” “possible,” “potential,” “project,” “should,” “will,” and similar words or expressions. Forward-looking statements in this prospectus include, but are not limited to, statements regarding: Medtronic or MiniMed’s ability to drive long-term shareholder value; development and future launches of products and continued or future acceptance of products, therapies, and services in each company’s segments; expected timing for completion of research studies relating to products; integration of new technologies, including AI and data analytics, into products, therapies, and services; market positioning and performance of products, including stabilization of certain product markets; divestitures and the potential benefits thereof; the costs and benefits of integrating previous acquisitions; anticipated timing for U.S. FDA and non-U.S. regulatory approval or clearance of new products; increased presence in new markets, including markets outside the United States; changes in the market and each company’s respective market share; ability to meet growing demand for existing products; acquisitions and investment initiatives, including the timing of regulatory approvals as well as integration of acquired companies into operations; the resolution of tax matters; approach towards cost containment; expectations regarding healthcare costs, including potential changes to reimbursement policies and pricing pressures; expectations regarding changes to patient standards of care; ability to identify and maintain successful business partnerships; the elimination of certain positions or costs related to restructuring initiatives; outcomes in litigation matters and governmental proceedings and investigations; general economic conditions; the adequacy of available working capital and each company’s working capital needs; payment of dividends and redemption of shares; the continued strength of each company’s balance sheet and liquidity; accounts receivable exposure; human capital management with respect to each company’s global workforce; the management of EHS and sustainability matters; and the potential impact of compliance with governmental laws and regulations and accounting guidance.

These forward-looking statements are based largely on Medtronic and MiniMed’s current expectations and projections about future events and financial trends that they believe may affect their respective businesses, results of operations, financial conditions, and cash flows. These forward-looking statements speak only as of the date of this prospectus and are subject to a number of risks, uncertainties, and assumptions described in the “Risk Factors” section and elsewhere in this prospectus. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely on these forward-looking statements as predictions of future events. One must carefully consider forward-looking statements and understand that such forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, and involve a variety of risks and uncertainties, known and unknown, including, among others, those discussed in Medtronic’s periodic reports on Form 10-K and Form 10-Q, and its current reports on Form 8-K, filed with the SEC, and those issues and uncertainties described in “Risk Factors.”
For additional information regarding risks and uncertainties faced by Medtronic and MiniMed, please read “Risk Factors” and “Incorporation by Reference.” You should understand that it is not possible to predict or identify all such factors and you should not consider the risks described above to be a complete statement of all potential risks and uncertainties. Neither Medtronic nor MiniMed undertakes to publicly update any forward-looking statement that may be made from time to time, whether as a result of new information or future events or developments, except as required by law.

THE TRANSACTION
Background of the Exchange Offer
On May 21, 2025, Medtronic announced its intention to separate its Diabetes Operating Unit. MiniMed was incorporated in Delaware on February 27, 2025 in connection with the Separation and was formed to ultimately hold, directly or indirectly, the Diabetes Operating Unit. On March 1, 2026, in connection with the Separation, Kangaroo US HoldCo 2, Inc., an indirect wholly owned subsidiary of Medtronic (“KH2”), and certain subsidiaries of KH2 entered into various agreements with Medtronic which provide a framework for MiniMed’s relationship with Medtronic following the Separation. On March 5, 2026, MiniMed entered into a merger agreement with KH2 and KH2 merged with and into MiniMed, with MiniMed surviving the merger.
Initial Public Offering of MiniMed
On March 9, 2026, MiniMed completed its initial public offering of 28,000,000 shares of MiniMed Common Stock at an initial public offering price of $20.00 per share. MiniMed (i) retained $309 million of the net proceeds from the offering, to be used for general corporate purposes, and (ii) used the excess of the net proceeds from the IPO over $309 million to repay (or cause one or more of MiniMed’s subsidiaries to repay) intercompany debt owed to Medtronic under a note.
MiniMed Revolving Credit Facility
In connection with the Separation, MiniMed entered into a revolving credit facility. See “Description of Certain Indebtedness of MiniMed.”
Reasons for the Exchange Offer
Medtronic has decided to commence the Exchange Offer as part of the Divestment of MiniMed, which Medtronic intends to effect in a tax-efficient manner, with the goal of creating a more focused Medtronic, with a more simplified portfolio in high margin growth markets. At the same time, it will create an independent, scaled leader in Diabetes therapies, focused on accelerating innovation and differentiated as the first company to commercialize a complete ecosystem to address intensive insulin management. Medtronic believes that the Divestment will, among other things, enable MiniMed to make more focused investment into its pipeline, as well as manufacturing scale and automation and create a MiniMed stockholder base aligned with MiniMed’s business and financial profile.
Neither Medtronic nor MiniMed can provide assurances that, following the Exchange Offer, any of these benefits will be realized to the extent anticipated or at all.
The following reasons were considered by Medtronic in deciding to divest its remaining interest in MiniMed by means of the Exchange Offer:
•Medtronic believes that the Exchange Offer is a tax-efficient way to divest all or a portion of its remaining interest in MiniMed.
•The Exchange Offer is expected to qualify as a transaction that is generally tax-free for U.S. federal income tax purposes under Section 355 of the Code, and thus will give Medtronic’s shareholders an opportunity to adjust their current Medtronic investment between Medtronic and MiniMed in a tax-free manner for U.S. federal income tax purposes (except with respect to any cash payments in lieu of fractional shares).
•The Exchange Offer presents an opportunity for Medtronic to acquire a high number of outstanding Medtronic Ordinary Shares at one time, and in one transaction, without reducing Medtronic’s cash.
•The Exchange Offer could present Medtronic shareholders with an opportunity to acquire shares of MiniMed Common Stock at a discount to the then-prevailing market price.

•The Exchange Offer presents more execution risk than a pro rata spin-off of all or a portion of Medtronic’s remaining interest in MiniMed, and may require an extension of the Exchange Offer period or the clean-up divestment if the Exchange Offer is not fully subscribed.
•The Exchange Offer will cause Medtronic to incur certain incremental expenses in connection with the Exchange Offer that it would not otherwise incur in connection with a pro rata spin-off of all or a portion of Medtronic’s remaining interest in MiniMed.
Effects of the Exchange Offer
Holders of Medtronic Ordinary Shares will be affected by the Exchange Offer as follows:
•Holders who exchange all of their Medtronic Ordinary Shares, if the Exchange Offer is not oversubscribed, will no longer have any ownership interest in Medtronic but will instead directly own only an interest in MiniMed. As a result, their investment will be subject exclusively to benefits and risks associated with MiniMed and not benefits and risks associated solely with Medtronic.
•Unless their odd-lot tender is not subject to proration, holders who exchange all of their Medtronic Ordinary Shares will, if the Exchange Offer is oversubscribed, be subject to proration and will own an interest in both Medtronic and MiniMed. As a result, their investment will continue to be subject to benefits and risks associated with both Medtronic and MiniMed, but such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.
•Holders who exchange some, but not all, of their Medtronic Ordinary Shares, regardless of whether the Exchange Offer is fully subscribed, will own fewer Medtronic Ordinary Shares and more shares of MiniMed Common Stock than prior to the Exchange Offer, unless they otherwise acquire Medtronic Ordinary Shares. As a result, their investment will continue to be subject to benefits and risks associated with both Medtronic and MiniMed, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.
•Holders who do not exchange any of their Medtronic Ordinary Shares in the Exchange Offer will have an increased ownership interest in Medtronic, on a percentage basis, and will no longer have their indirect ownership interest in MiniMed, unless they otherwise own MiniMed Common Stock. As a result, their investment will be subject to benefits and risks associated with Medtronic and benefits and risks associated with MiniMed (only to the extent of any continued ownership interest in MiniMed by Medtronic, and unless they otherwise own MiniMed Common Stock).
•Holders who remain shareholders of Medtronic following the completion of the Exchange Offer may, through a clean-up divestment to Medtronic shareholders, receive shares of MiniMed Common Stock (although such holders may instead receive only cash in lieu of fractional shares). As a result, their investment may be subject to benefits and risks associated with both Medtronic and MiniMed, though such holders may be subject to these benefits and risks to a different degree than prior to the Exchange Offer.
Equity Capitalization of MiniMed
As of September 3, 2026, MiniMed’s authorized capital stock consisted of 1,000,000,000 shares of common stock, par value $0.01 per share, of which 281,349,931 were issued and outstanding, and 100,000,000 shares of preferred stock, of which 0 shares have been issued. As of September 3, 2026, Medtronic beneficially owned 252,813,348 shares of MiniMed Common Stock, which represents approximately 89.86% of MiniMed Common Stock.
No Appraisal Rights
No appraisal rights are available to Medtronic shareholders or MiniMed stockholders in connection with the Exchange Offer.

Regulatory Approval
Certain acquisitions of MiniMed Common Stock under the Exchange Offer may require a premerger notification filing under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “Hart-Scott-Rodino Act”). If you decide to participate in the Exchange Offer and acquire enough shares of MiniMed Common Stock to exceed the $133.9 million threshold stated in the Hart-Scott-Rodino Act and associated regulations, and if no exemption under the Hart-Scott-Rodino Act or associated regulations applies, Medtronic and you will be required to make filings under the Hart-Scott-Rodino Act and you will be required to pay the applicable filing fee. A filing requirement could delay the exchange of shares with any shareholder or shareholders required to make such a filing until the waiting periods in the Hart-Scott-Rodino Act have expired or been terminated.
Accounting Treatment of the Exchange Offer
Medtronic Ordinary Shares acquired in the Exchange Offer will be redeemed and cancelled. The fair value of Medtronic Ordinary Shares acquired by Medtronic through the Exchange Offer will be determined based on the market value of the Medtronic Ordinary Shares accepted in the Exchange Offer at completion of the Exchange Offer. Any difference between the net book value of MiniMed attributable to Medtronic and the market value of the Medtronic Ordinary Shares accepted at that date will be recognized by Medtronic as a gain or loss net of any direct and incremental expenses of the Exchange Offer on the disposal of its MiniMed Common Stock.
The aggregate market value of Medtronic’s investment in 252,813,348 shares of MiniMed Common Stock, based on the closing price of MiniMed Common Stock on Nasdaq on September 11, 2026 of $22.50 per share, was approximately $5.69 billion. Medtronic expects to recognize a pre-tax gain or loss upon consummation of the Exchange Offer. The amount of the pre-tax gain or loss will be dependent upon the final exchange ratio and the value of Medtronic Ordinary Shares and MiniMed Common Stock at the time the Exchange Offer is consummated. For example, if at the time Medtronic completes the Exchange Offer, (1) the Exchange Offer is fully subscribed, (2) the upper limit of 4.5939 shares of MiniMed Common Stock exchanged for each Medtronic Ordinary Share is in effect, (3) the market value of Medtronic Ordinary Shares is $90.96 per share (the closing price of Medtronic Ordinary Shares on the NYSE on September 11, 2026), and (4) the market value of MiniMed Common Stock is $22.50 per share (the closing price of MiniMed Common Stock on Nasdaq on September 11, 2026), Medtronic would recognize a pre-tax gain of approximately $1.7 billion in connection with the transaction. A $1.00 increase in the per share market value of MiniMed Common Stock in this example would increase the pre-tax gain recognized by Medtronic by approximately $230 million. The estimated pre-tax gain to be recognized by Medtronic is subject to change and may not reflect the actual pre-tax gain or loss recognized by Medtronic following completion of the Exchange Offer.
Following the completion of the Exchange Offer, and assuming Medtronic no longer has a controlling financial interest in MiniMed, Medtronic’s financial statements will no longer reflect the assets, liabilities, results of operations, or cash flows attributable to MiniMed in subsequent periods.
Tax Treatment
See “Material U.S. Federal Income Tax Consequences” for a discussion of the tax treatment of the Exchange Offer.

THE EXCHANGE OFFER
Terms of the Exchange Offer
General
Medtronic is offering to exchange up to an aggregate of 225,361,295 newly issued shares of MiniMed Common Stock for outstanding Medtronic Ordinary Shares at an exchange ratio to be calculated in the manner described below, on the terms and conditions and subject to the limitations described below and in the related letter of transmittal (including the instructions thereto) which are validly tendered by 12:00 midnight, New York City time, at the end of the day on October 9, 2026, unless the Exchange Offer is extended or terminated. The last day on which tenders will be accepted, whether on October 9, 2026 or any later date to which the Exchange Offer is extended, is referred to in this prospectus as the “expiration date.” You may tender all, some, or none of your Medtronic Ordinary Shares.
The number of Medtronic Ordinary Shares that will be accepted if the Exchange Offer is completed will depend on the final exchange ratio and the number of Medtronic Ordinary Shares validly tendered and not validly withdrawn. The maximum number of Medtronic Ordinary Shares that will be accepted if the Exchange Offer is completed will be equal to the number of shares of MiniMed Common Stock offered by Medtronic in the Exchange Offer divided by the final exchange ratio (which will be subject to the upper limit). Medtronic is offering 225,361,295 newly issued shares of MiniMed Common Stock. Accordingly, the highest possible number of Medtronic Ordinary Shares that will be accepted equals 225,361,295 divided by the final exchange ratio. If the Exchange Offer is oversubscribed, pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Exchange Act, Medtronic may decide to (and currently intends to) accept an additional number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn not to exceed the De Minimis Increase Amount without extending the Exchange Offer period. This may result in Medtronic exchanging up to an additional 27,452,053 shares of MiniMed Common Stock, which amount constitutes Medtronic’s remaining interest in MiniMed, in excess of the 225,361,295 shares of MiniMed Common Stock being offered in the Exchange Offer. Medtronic may increase the number of Medtronic Ordinary Shares being sought in the Exchange Offer by some or all of the De Minimis Increase Amount without extending the Exchange Offer period.
The Medtronic Ordinary Shares that are accepted in the Exchange Offer will be redeemed by Medtronic and cancelled. On or prior to the time of consummation of the Exchange Offer, MiniMed will redeem a number of outstanding shares of MiniMed Common Stock held by Medtronic equal to the number of shares that are to be delivered to the participating holders of Medtronic Ordinary Shares, and issue new shares of MiniMed Common Stock in equal number to such participating holders. Medtronic’s obligation to complete the Exchange Offer is subject to important conditions that are described in the section entitled “—Conditions to Completion of the Exchange Offer.”
For each Medtronic Ordinary Share that you tender in the Exchange Offer and do not validly withdraw, and that is accepted by Medtronic, you will receive a number of newly issued shares of MiniMed Common Stock at a discount of 7% from the three-day VWAP of MiniMed Common Stock during the Averaging Period described below, subject to an upper limit of 4.5939 shares of MiniMed Common Stock per Medtronic Ordinary Share. Stated another way, subject to the upper limit described below, for each $100 of Medtronic Ordinary Shares accepted in this Exchange Offer, you will receive approximately $107.53 of MiniMed Common Stock.
The Average MDT Price and Average MMED Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq, respectively, during the Averaging Period, as determined by Medtronic, as more fully described below under “—Pricing Mechanism.”
The daily VWAPs for Medtronic Ordinary Shares and MiniMed Common Stock, as the case may be, will be the volume-weighted average price per share of that stock on the NYSE and Nasdaq, respectively, during the period beginning at 9:30 a.m., New York City time (or such other time as is the official open of trading on the NYSE or Nasdaq, as applicable), and ending at 4:00 p.m., New York City time (or such other time as is the official close of trading on the NYSE or Nasdaq, as applicable), except that such data will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAP will be as reported by Bloomberg L.P. as displayed under the heading Bloomberg VWAP on the Bloomberg pages “MDT UN” with respect to Medtronic Ordinary Shares and “MMED UW” with respect to MiniMed Common Stock (or any other recognized quotation source selected by Medtronic in its sole discretion if such pages are not available or are manifestly erroneous). The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Medtronic will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.
For purposes of the Exchange Offer, a “business day” means any day other than a Saturday, Sunday, or U.S. federal holiday and consists of the time period from 12:01 a.m., New York City time, through 12:00 midnight, New York City time.
Upper Limit
The number of shares of MiniMed Common Stock you can receive is subject to an upper limit of 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. If the upper limit is in effect, you may receive less than $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares that you tender, based on the Average MDT Price and Average MMED Price, and you could receive much less. This upper limit represents a 12% discount for shares of MiniMed Common Stock based on the closing prices of Medtronic Ordinary Shares on the NYSE and MiniMed Common Stock on Nasdaq on September 11, 2026 (the last NYSE and Nasdaq trading day immediately preceding the date of the commencement of the Exchange Offer). Medtronic set this upper limit to ensure that any unusual or unexpected decrease in the trading price of MiniMed Common Stock, relative to the trading price of Medtronic Ordinary Shares, during the Exchange Offer period would not result in an unduly high number of shares of MiniMed Common Stock being exchanged for each Medtronic Ordinary Share accepted in the Exchange Offer.
Pricing Mechanism
The terms of the Exchange Offer are designed to result in you receiving approximately $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares accepted in this Exchange Offer based on the Average MDT Price and Average MMED Price determined as described above and subject to the upper limit. Regardless of the final exchange ratio, the terms of the Exchange Offer would always result in you receiving approximately $107.53 of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares, based on the Average MDT Price and Average MMED Price, so long as the upper limit described above is not in effect.
To illustrate, the number of shares of MiniMed Common Stock you will receive for Medtronic Ordinary Shares validly tendered and accepted in the Exchange Offer, and assuming no proration occurs, will be calculated as:

Number of shares of MiniMed Common Stock	=	(a) number of Medtronic Ordinary Shares validly tendered by you and accepted by Medtronic	multiplied by	(b) the final exchange ratio
The following formula will be used to calculate the final exchange ratio:

Final exchange ratio	=	the lesser of:	(a) the Average MDT Price divided by 93% of the Average MMED Price	and	(b) 4.5939 (the upper limit)
The Average MDT Price for purposes of the Exchange Offer will equal the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares on the NYSE during the Averaging Period (the three consecutive trading days ending on and including the second trading day preceding the expiration date of the Exchange Offer), which, if the Exchange Offer is not extended or terminated, would be October 5, October 6, and October 7, 2026. The Average MMED Price will equal the simple arithmetic average of the daily VWAPs of MiniMed Common Stock on Nasdaq during the Averaging Period.

To help illustrate the way these calculations work, below are two examples:
•Example 1: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $91.5244 per Medtronic Ordinary Share and $22.5726 per share of MiniMed Common Stock, you would receive 4.3599 shares ($91.5244 divided by 93% of $22.5726) of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer. In this example, the upper limit of 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share would not apply.
•Example 2: Assuming that the simple arithmetic average of the daily VWAPs during the Averaging Period is $91.5244 per Medtronic Ordinary Share and $20.3153 per share of MiniMed Common Stock, the upper limit of 4.5939 would be in effect and you would only receive 4.5939 shares of MiniMed Common Stock for each Medtronic Ordinary Share accepted in the Exchange Offer because the upper limit is less than 4.8443 shares ($91.5244 divided by 93% of $20.3153) of MiniMed Common Stock for each Medtronic Ordinary Share.
A website will be maintained at http://www.dfking.com/MDTSeparation that will provide daily VWAPs of both Medtronic Ordinary Shares and MiniMed Common Stock during the pendency of the Exchange Offer. You may also contact the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States) to obtain this information.
Prior to the Averaging Period, commencing on the third trading day of the Exchange Offer, the website will also provide indicative exchange ratios for each day that will be calculated based on the indicative calculated per-share values of Medtronic Ordinary Shares and MiniMed Common Stock on each day, calculated as though that day were the last day of the Averaging Period, by 4:30 p.m., New York City time. In other words, assuming that a given day is a trading day, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for that day and the immediately preceding two trading days. The indicative exchange ratio will also reflect whether the upper limit would have been in effect had such day been the last day of the Averaging Period.
During the first two days of the Averaging Period, the website will provide indicative exchange ratios that will be calculated based on the Average MDT Price and Average MMED Price, as calculated by Medtronic based on data reported by Bloomberg L.P. (or any other recognized quotation source selected by Medtronic in its sole discretion if such source is not available or is manifestly erroneous). The website will not provide an indicative exchange ratio on the third day of the Averaging Period. The indicative exchange ratios will be calculated as follows: (1) on the first day of the Averaging Period, the indicative exchange ratio will be calculated based on the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for that first day of the Averaging Period and (2) on the second day of the Averaging Period, the indicative exchange ratio will be calculated based on the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock for the first and second days of the Averaging Period. During the first two days of the Averaging Period, the indicative exchange ratios will be updated on the website each day by 4:30 p.m., New York City time. The final exchange ratio, including whether the upper limit on the number of shares of MiniMed Common Stock that can be received for each Medtronic Ordinary Share validly tendered is in effect, will be announced by press release and be available on the website by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026).
Prior to and during the Averaging Period, the data based on which the daily VWAP is determined will only take into account adjustments made to reported trades included by 4:10 p.m., New York City time. The daily VWAPs obtained from Bloomberg L.P. may be different from other sources or investors’ or other security holders’ own calculations. Medtronic will determine the simple arithmetic average of the VWAPs of each stock, and such determination will be final.
Final Exchange Ratio
The final exchange ratio that determines the number of shares of MiniMed Common Stock that you will receive for each Medtronic Ordinary Share accepted in the Exchange Offer, including whether the upper limit on the number of shares of MiniMed Common Stock that can be received for each Medtronic Ordinary Share tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). At such time, the final exchange ratio will be announced by press release and available at http://www.dfking.com/MDTSeparation and from the information agent, D.F. King & Co., Inc., at (877) 361-7972 (toll-free for shareholders) or (646) 845-0146 (banks, brokers, and all others outside the United States).
If a market disruption event occurs with respect to Medtronic Ordinary Shares or MiniMed Common Stock on any day during the Averaging Period, the simple arithmetic average of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock will be determined using the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock on the preceding trading day or days, as the case may be, on which no market disruption event occurred. If, however, Medtronic decides to extend the Exchange Offer period following a market disruption event, the Averaging Period will be reset. If a market disruption event occurs, Medtronic may terminate the Exchange Offer if, in its reasonable judgment, the market disruption event has impaired the benefits of the Exchange Offer. See “—Conditions to Completion of the Exchange Offer.”
A “market disruption event” with respect to either Medtronic Ordinary Shares or MiniMed Common Stock means suspension, absence, or material limitation of trading of such shares on the NYSE or Nasdaq, respectively, for more than two hours of trading or a breakdown or failure in the price and trade reporting systems of the NYSE or Nasdaq as a result of which the reported trading prices for Medtronic Ordinary Shares or MiniMed Common Stock, as the case may be, during any half-hour trading period during the principal trading session in the NYSE or Nasdaq are materially inaccurate, as determined by Medtronic in its sole discretion, on the day with respect to which such determination is being made. For purposes of such determination: (1) a limitation on the hours or number of days of trading will not constitute a market disruption event if it results from an announced change in the regular business hours of the NYSE or Nasdaq, as applicable; and (2) limitations pursuant to NYSE Rule 80B and Nasdaq Rule 4121 (or any applicable rule or regulation of similar scope enacted or promulgated by the NYSE, Nasdaq, any other self-regulatory organization, or the SEC as determined by Medtronic or the exchange agent) on trading during significant market fluctuations will constitute a suspension, absence, or material limitation of trading.
Because the Exchange Offer is scheduled to expire at 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026) and the final exchange ratio, including whether the upper limit on the number of shares that can be received for each Medtronic Ordinary Share validly tendered is in effect, will be announced by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer, you will be able to tender or withdraw your Medtronic Ordinary Shares after the final exchange ratio is determined until the Exchange Offer has expired. For more information on tendering and withdrawing your shares, see “—Procedures for Tendering” and “—Withdrawal Rights.”
For the purposes of illustration, the table below indicates the number of shares of MiniMed Common Stock that you would receive for each Medtronic Ordinary Share accepted in the Exchange Offer, calculated on the basis described under “—Pricing Mechanism” and taking into account the upper limit, assuming a range of simple arithmetic averages of the daily VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock during the assumed Averaging Period. The first line of the table below shows the indicative Average MDT Price and the indicative Average MMED Price and indicative exchange ratio that would have been in effect following the official close of trading on the NYSE and Nasdaq on September 11, 2026, based on the VWAPs of Medtronic Ordinary Shares and MiniMed Common Stock on September 9, September 10, and September 11, 2026. The table also shows the effects of a 10% increase or decrease in either or both the indicative Average MDT Price and the indicative Average MMED Price based on changes relative to the values as of September 11, 2026.

Medtronic Ordinary Shares	MiniMed Common Stock	Average MDT Price	Average MMED Price	Shares of MiniMed Common Stock per Medtronic Ordinary Share validly tendered	$ Amount of MiniMed Common Stock per $100 of Medtronic Ordinary Shares
As of 9/11/2026	As of 9/11/2026	$91.5244	$22.5726	4.3599	$107.53
Down 10%	Up 10%	$82.3720	$24.8299	3.5672	$107.53
Down 10%	Unchanged	$82.3720	$22.5726	3.9239	$107.53
Down 10%	Down 10%	$82.3720	$20.3153	4.3599	$107.53
Unchanged	Up 10%	$91.5244	$24.8299	3.9635	$107.53
Unchanged	Down 10%	$91.5244	$20.3153	4.5939	$101.97	(1)
Up 10%	Up 10%	$100.6768	$24.8299	4.3599	$107.53
Up 10%	Unchanged	$100.6768	$22.5726	4.5939	$103.00
Up 10%	Down 10%	$100.6768	$20.3153	4.5939	$92.70
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(1)In this scenario, the upper limit of 4.5939 is in effect. Absent the upper limit, the exchange ratio would have been 4.8443 shares of MiniMed Common Stock per Medtronic Ordinary Share validly tendered. In this scenario, Medtronic would announce that the upper limit on the number of shares of MiniMed Common Stock that can be received for each Medtronic Ordinary Share validly tendered is in effect no later than 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026).
If the trading price of Medtronic Ordinary Shares were to increase during the last two trading days of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 8, 2026 and October 9, 2026), the Average MDT Price would likely be lower than the closing price of Medtronic Ordinary Shares on the expiration date of the Exchange Offer. As a result, you may receive fewer dollars of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares than you would otherwise receive if the Average MDT Price were calculated on the basis of the closing price of Medtronic Ordinary Shares on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer. Similarly, if the trading price of MiniMed Common Stock were to decrease during the last two days of the Exchange Offer, the Average MMED Price would likely be higher than the closing price of MiniMed Common Stock on the expiration date of the Exchange Offer. This could also result in you receiving fewer dollars of MiniMed Common Stock for each $100 of Medtronic Ordinary Shares than you would otherwise receive if the Average MMED Price were calculated on the basis of the closing price of shares of MiniMed Common Stock on the expiration date or on the basis of an Averaging Period that includes the last two trading days of the Exchange Offer.
The number of Medtronic Ordinary Shares accepted by Medtronic in the Exchange Offer may be subject to proration. Depending on the number of Medtronic Ordinary Shares validly tendered, and not validly withdrawn, and the final exchange ratio, determined as described above, Medtronic may have to limit the number of Medtronic Ordinary Shares that it accepts in the Exchange Offer through a proration process. Any proration of the number of shares accepted in the Exchange Offer will be determined on the basis of the proration mechanics described below under “—Proration; Odd-Lots.”
This prospectus and related documents are being sent to:
•persons who directly held Medtronic Ordinary Shares on or about September 10, 2026; and
•brokers, banks, and similar persons whose names or the names of whose nominees appear on Medtronic’s shareholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of shares Medtronic Ordinary Shares, in each case as of or about September 10, 2026.

Proration; Odd-Lots
If, as of 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026), Medtronic shareholders have validly tendered more Medtronic Ordinary Shares than Medtronic accepts for exchange, Medtronic will accept for exchange the Medtronic Ordinary Shares validly tendered and not validly withdrawn by each tendering shareholder on a pro rata basis, based on the proportion that the total number of Medtronic Ordinary Shares to be accepted for exchange bears to the total number of Medtronic Ordinary Shares validly tendered and not validly withdrawn (rounded to the nearest whole number of Medtronic Ordinary Shares and subject to any adjustment necessary to ensure the exchange of all shares of MiniMed Common Stock being offered in the Exchange Offer), except for tenders of odd-lots, as described below.
Except as otherwise provided in this section, beneficial holders of less than 100 Medtronic Ordinary Shares who validly tender all of their shares will not be subject to proration if the Exchange Offer is oversubscribed. Direct or beneficial holders of 100 or more Medtronic Ordinary Shares, and those who own less than 100 shares but do not tender all of their shares, will be subject to proration.
Medtronic will announce the preliminary proration factor, if any, by press release by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). Upon determining the number of Medtronic Ordinary Shares validly tendered for exchange, Medtronic will announce the final results, including the final proration factor, if any.
Any Medtronic Ordinary Shares not accepted for exchange in the Exchange Offer as a result of proration will be returned to tendering shareholders promptly after the final proration factor is determined in book-entry form to a direct registration account in the name of the registered holder maintained by Medtronic’s transfer agent.
If the Exchange Offer is oversubscribed, pursuant to Rule 13e-4(f)(1)(ii) and Rule 14e-1(b) under the Exchange Act, Medtronic may decide to (and currently intends to) accept an additional number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn not to exceed the De Minimis Increase Amount without extending the Exchange Offer period. If Medtronic shareholders have validly tendered more Medtronic Ordinary Shares than Medtronic accepts for exchange, Medtronic will accept for exchange the Medtronic Ordinary Shares validly tendered and not validly withdrawn by each tendering shareholder on a pro rata basis, based on the proration factor as described above.
Fractional Shares
Fractional shares of MiniMed Common Stock will not be issued in the Exchange Offer. The exchange agent, acting as agent for Medtronic shareholders otherwise entitled to receive fractional shares of MiniMed Common Stock, will aggregate all newly issued shares of MiniMed Common Stock that would otherwise have been issued to Medtronic shareholders as fractional shares and cause them to be sold in the open market for the accounts of the Medtronic shareholders who would have been entitled to receive them. You will receive the proceeds, if any, less any brokerage commissions or other fees, from the sale of these shares in accordance with your proportional interest in the aggregate number of shares sold. The distribution of fractional share proceeds may take longer than the distribution of shares of MiniMed Common Stock. As a result, Medtronic shareholders may not receive fractional share proceeds at the same time they receive shares of MiniMed Common Stock.
None of Medtronic, MiniMed, the exchange agent, any of the dealer managers, or any other person will guarantee any minimum proceeds from the sale of fractional shares of MiniMed Common Stock. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment. In addition, a U.S. Holder (as defined in “Material U.S. Federal Income Tax Consequences”) who receives cash in lieu of fractional shares of MiniMed Common Stock will generally recognize capital gain or loss for U.S. federal income tax purposes on the receipt of the cash to the extent that the cash received is greater or less than the tax basis allocated to the fractional share. You are urged to read carefully the discussion in “Material U.S. Federal Income Tax Consequences” and to consult your tax advisor regarding the consequences to you of the Exchange Offer.

Exchange of Medtronic Ordinary Shares
Upon the terms and subject to the conditions of the Exchange Offer (including, if the Exchange Offer is extended or amended, the terms and conditions of the extension or amendment), Medtronic will accept for exchange, and will exchange, for newly issued shares of MiniMed Common Stock upon the redemption and cancellation by MiniMed of an equal number of shares of MiniMed Common Stock held by Medtronic, the Medtronic Ordinary Shares validly tendered, and not validly withdrawn, prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026), promptly after the expiration date of the Exchange Offer. Medtronic Ordinary Shares accepted in the Exchange Offer will be redeemed and cancelled by Medtronic.
The exchange of Medtronic Ordinary Shares validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of:
•(1) share certificates representing all validly tendered Medtronic Ordinary Shares (other than Direct Registration Shares), in proper form for tendering, or (2) with respect to Medtronic Ordinary Shares delivered by book-entry tendering through DTC, confirmation of a book-entry tendering of those Medtronic Ordinary Shares in the exchange agent’s account at DTC, in each case pursuant to the procedures set forth in the section below entitled “—Procedures for Tendering”;
•the letter of transmittal for Medtronic Ordinary Shares, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry tendering through DTC, an agent’s message; and
•any other required documents.
For purposes of the Exchange Offer, Medtronic will be deemed to have accepted for exchange, and thereby exchanged, Medtronic Ordinary Shares validly tendered and not validly withdrawn if and when Medtronic notifies the exchange agent of its acceptance of the tenders of those Medtronic Ordinary Shares pursuant to the Exchange Offer. Medtronic expects to give that notice, if at all, by 9:00 a.m., New York City time, on the trading day immediately following the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026). Medtronic Ordinary Shares accepted in the Exchange Offer will be redeemed and cancelled by Medtronic.
On or prior to the time of consummation of the Exchange Offer, MiniMed will redeem a number of outstanding shares of MiniMed Common Stock held by Medtronic equal to the number of shares that are to be delivered to the participating holders of Medtronic Ordinary Shares, and issue new shares of MiniMed Common Stock in equal number to such participating holders. MiniMed Common Stock and/or any cash payments in lieu of fractional shares will be delivered to Medtronic shareholders whose Medtronic Ordinary Shares are accepted in the Exchange Offer promptly after the expiration of the Exchange Offer. You will not receive any interest on any cash paid to you, even if there is a delay in making the payment.
Return of Medtronic Ordinary Shares
If Medtronic Ordinary Shares are delivered and not accepted due to proration or a partial tender, (1) certificated Medtronic Ordinary Shares that were delivered will be returned in uncertificated book-entry form to be credited in book-entry form in a direct registration account in the name of the applicable holder maintained by Medtronic’s transfer agent, (2) Direct Registration Shares that were delivered will be credited back to the applicable account in book-entry form, and (3) Medtronic Ordinary Shares held through DTC will be credited back through DTC in book-entry form.
If you validly withdraw your Medtronic Ordinary Shares or the Exchange Offer is not completed, (1) certificated Medtronic Ordinary Shares that were delivered will be returned, (2) Direct Registration Shares that were delivered will be credited back to the applicable account in book-entry form, and (3) Medtronic Ordinary Shares held through DTC will be credited back through DTC in book-entry form.

Procedures for Tendering
Shares Held in Certificated Form. If you hold certificates for Medtronic Ordinary Shares, you must deliver to the exchange agent at the appropriate address listed on the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents, and the certificates representing the Medtronic Ordinary Shares tendered.
Shares Held in Book-Entry Direct Registration System. If you hold Direct Registration Shares, you must deliver to the exchange agent pursuant to one of the methods set forth in the letter of transmittal a properly completed and duly executed letter of transmittal, together with any required signature guarantees and any other required documents. Because certificates are not issued for Direct Registration Shares, you do not need to deliver any certificates representing those shares to the exchange agent.
Shares Held Through a Broker, Dealer, Commercial Bank, Trust Company, Custodian, or Similar Institution. If you hold Medtronic Ordinary Shares through a broker, dealer, commercial bank, trust company, custodian, or similar institution, you should receive instructions from that institution on how to participate in the Exchange Offer. In this situation, do not complete the letter of transmittal. Please contact the institution through which you hold your shares directly if you have not yet received instructions. Some financial institutions may effect tenders by book-entry tendering through DTC.
The term “agent’s message” means a message, transmitted by DTC to, and received by, the exchange agent and forming a part of a book-entry confirmation, which states that DTC has received an express acknowledgment from the participant in DTC tendering the Medtronic Ordinary Shares which are the subject of the book-entry confirmation, that the participant has received and agrees to be bound by the terms of the letter of transmittal (including the instructions thereto) and that Medtronic may enforce that agreement against the participant.
The exchange agent will establish an account at DTC with respect to the Medtronic Ordinary Shares for purposes of the Exchange Offer, and any eligible institution that is a participant in DTC may make book-entry delivery of Medtronic Ordinary Shares by causing DTC to tender such shares into the exchange agent’s account at DTC in accordance with DTC’s procedure for the tender. Delivery of documents to DTC does not constitute delivery to the exchange agent.
Shares Purchased under the Medtronic ESPP. If you wish to tender Medtronic Ordinary Shares purchased during offering periods under the Medtronic ESPP that have satisfied the required one-year holding period, you should follow the separate instructions and procedures provided to you by or on behalf of the applicable plan administrator. Your tender may require additional time or have additional procedures, and you must follow any special instructions (including any deadlines) provided to you, unless the Exchange Offer is extended. If the Exchange Offer is extended, and if administratively feasible, the deadline for receipt of your direction also may be extended.
General Instructions. Do not send letters of transmittal and certificates representing Medtronic Ordinary Shares to Medtronic, MiniMed, or the information agent. Letters of transmittal for Medtronic Ordinary Shares and certificates representing Medtronic Ordinary Shares should be sent to the exchange agent at an address listed on the letter of transmittal. Trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations, or others acting in a fiduciary or representative capacity who sign a letter of transmittal or any certificates or stock powers must indicate the capacity in which they are signing and must submit evidence of their power to act in that capacity unless waived by Medtronic.
Whether you tender certificated Medtronic Ordinary Shares by delivery of certificates or uncertificated Direct Registration Shares, the exchange agent must receive the letter of transmittal and, if applicable, any certificates representing your Medtronic Ordinary Shares pursuant to the method or methods set forth in the letter of transmittal prior to the expiration of the Exchange Offer. Note that for Direct Registration Shares, you do not need to deliver any certificates representing those shares because certificates are not issued for such shares. In the case of a book-entry tendering of Medtronic Ordinary Shares through DTC, the exchange agent must receive the agent’s message and confirmation of a book-entry tendering into the exchange agent’s account at DTC prior to 12:00 midnight, New

York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026).
Letters of transmittal for Medtronic Ordinary Shares and certificates representing Medtronic Ordinary Shares must be received by the exchange agent. Please read carefully the instructions to the letter of transmittal you have been sent. You should contact the information agent if you have any questions regarding tendering your Medtronic Ordinary Shares.
Signature Guarantees. Signatures on all letters of transmittal for Medtronic Ordinary Shares must be guaranteed by a firm that is a member of the Securities Transfer Agents Medallion Program, or by any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each of the foregoing being a “U.S. eligible institution”), except in cases in which Medtronic Ordinary Shares are validly tendered either (1) by a registered shareholder (which term, for purposes of this document, will include any participant in DTC whose name appears on a security position listing as the owner of Medtronic Ordinary Shares) who has not completed the “Special Tendering Instructions” enclosed with the letter of transmittal or (2) for the account of a U.S. eligible institution.
If the certificates representing Medtronic Ordinary Shares or Direct Registration Shares are registered in the name of a person other than the person who signs the letter of transmittal, the letter of transmittal or certificates, as applicable, must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered owner or owners appear on the certificates or as reflected on the letter of transmittal accompanying the tender of Direct Registration Shares without alteration, enlargement, or any change whatsoever, with the signature(s) on the certificates or stock powers guaranteed by an eligible institution.
Guaranteed Delivery Procedures. If you wish to tender Medtronic Ordinary Shares pursuant to the Exchange Offer but (1) your certificates are not immediately available, (2) the procedure for book-entry tendering cannot be completed on a timely basis, or (3) time will not permit all required documents to reach the exchange agent on or before the expiration date of the Exchange Offer, you may still tender your Medtronic Ordinary Shares, so long as all of the following conditions are satisfied:
•you must make your tender by or through a U.S. eligible institution;
•on or before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer, the exchange agent must receive a properly completed and duly executed notice of guaranteed delivery, substantially in the form made available by Medtronic, in the manner provided below; and
•by no later than 5:00 p.m., New York City time, on the second NYSE trading day after the date of execution of such notice of guaranteed delivery, the exchange agent must receive (1) (A) share certificates representing all validly tendered Medtronic Ordinary Shares (other than Direct Registration Shares), in proper form for tendering or (B) with respect to shares delivered by book-entry tendering through DTC, confirmation of a book-entry tendering of those Medtronic Ordinary Shares into the exchange agent’s account at DTC, (2) a letter of transmittal for Medtronic Ordinary Shares, properly completed and duly executed (including any signature guarantees that may be required) or, in the case of shares delivered by book-entry tendering through DTC, an agent’s message, and (3) any other required documents.
Registered shareholders (including any participant in DTC whose name appears on a security position listing of DTC as the owner of Medtronic Ordinary Shares) may transmit the notice of guaranteed delivery by email transmission or mail it to the exchange agent. If you hold Medtronic Ordinary Shares through a broker, dealer, commercial bank, trust company, custodian, or similar institution, such institution must submit any notice of guaranteed delivery on your behalf. You must, in all cases, obtain a Medallion guarantee, in the form set forth in the notice of guaranteed delivery.
Effect of Tenders. A tender of Medtronic Ordinary Shares pursuant to any of the procedures described above will constitute your acceptance of the terms and conditions of the Exchange Offer as well as your representation and warranty to Medtronic that: (1) you have the full power and authority to tender, sell, and assign the tendered shares

(and any and all other Medtronic Ordinary Shares or other securities issued or issuable in respect of such shares); (2) when the same are accepted for exchange, Medtronic will acquire good and unencumbered title to such shares, free and clear of all liens, restrictions, charges, and encumbrances and not subject to any adverse claims; (3) you have a net long position in the shares being tendered within the meaning of Rule 14e-4 under the Exchange Act as further explained below; (4) your participation in the Exchange Offer and tender of such shares complied with Rule 14e-4 and the applicable laws of both the jurisdiction where you received the materials relating to the Exchange Offer and the jurisdiction from which the tender is being made; and (5) for non-U.S. persons, you acknowledge: that Medtronic has advised you that it has not taken any action under the laws of any country outside the United States to qualify or otherwise facilitate a public offer to exchange Medtronic Ordinary Shares or MiniMed Common Stock in that country; that there may be restrictions that apply in other countries, including with respect to transactions in Medtronic Ordinary Shares or MiniMed Common Stock in your home country; that, if you are located outside the United States, your ability to tender Medtronic Ordinary Shares in the Exchange Offer will depend on whether there is an exemption available under the laws of your home country that would permit you to participate in the Exchange Offer without the need for Medtronic or MiniMed to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; that your participation in the Exchange Offer is made pursuant to and in compliance with the applicable laws in the jurisdiction in which you are resident or from which you are tendering your shares and in a manner that will not require Medtronic or MiniMed to take any action to qualify or otherwise facilitate a public offering in that country or otherwise; and that Medtronic will rely on your representations concerning the legality of your participation in the Exchange Offer in determining to accept any shares that you are tendering for exchange.
It is a violation of Rule 14e-4 under the Exchange Act for a person, directly or indirectly, to tender Medtronic Ordinary Shares for such person’s own account unless, at the time of tender, the person so tendering (1) has a net long position equal to or greater than the amount of (a) Medtronic Ordinary Shares tendered or (b) other securities immediately convertible into or exchangeable or exercisable for the Medtronic Ordinary Shares tendered and such person will acquire such shares for tender by conversion, exchange, or exercise; and (2) will cause such shares to be delivered in accordance with the terms of this prospectus. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person.
The issuance of shares of MiniMed Common Stock in exchange for Medtronic Ordinary Shares validly tendered and accepted for exchange pursuant to the Exchange Offer will be made only after timely receipt by the exchange agent of (a) (1) share certificates representing all validly tendered Medtronic Ordinary Shares (other than Direct Registration Shares), in proper form for tendering or (2) with respect to shares delivered by book-entry tendering through DTC, confirmation of a book-entry tendering of those Medtronic Ordinary Shares in the exchange agent’s account at DTC; (b) a letter of transmittal for Medtronic Ordinary Shares, properly completed and duly executed (including any signature guarantees that may be required), or, in the case of shares delivered by book-entry tendering through DTC, an agent’s message; and (c) any other required documents.
Appointment of Attorneys-in-Fact and Proxies. By executing a letter of transmittal as set forth above, you irrevocably appoint Medtronic’s designees as your attorneys-in-fact and proxies, each with full power of substitution, to the full extent of your rights with respect to your Medtronic Ordinary Shares validly tendered and accepted for exchange by Medtronic and with respect to any and all other Medtronic Ordinary Shares and other securities issued or issuable in respect of the Medtronic Ordinary Shares on or after the expiration of the Exchange Offer.
That appointment is effective when and only to the extent that Medtronic deposits the shares of MiniMed Common Stock for the Medtronic Ordinary Shares that you have validly tendered with the exchange agent. All such proxies shall be considered coupled with an interest in the validly tendered Medtronic Ordinary Shares and therefore shall not be revocable. Upon the effectiveness of such appointment, all prior proxies that you have given will be revoked and you may not give any subsequent proxies (and, if given, they will not be deemed effective). Medtronic’s designees will, with respect to the Medtronic Ordinary Shares for which the appointment is effective, be empowered, among other things, to exercise all of your voting and other rights as they, in their sole discretion, deem proper. Medtronic reserves the right to require that, in order for Medtronic Ordinary Shares to be deemed validly tendered, immediately upon Medtronic’s acceptance for exchange of those Medtronic Ordinary Shares, Medtronic must be able to exercise full voting rights with respect to such shares.

Determination of Validity. Medtronic will determine questions as to the form of documents (including notices of withdrawal) and the validity, form, eligibility (including time of receipt), and acceptance for exchange of any tender of Medtronic Ordinary Shares, in Medtronic’s sole discretion, provided that Medtronic may delegate such power in whole or in part to the exchange agent. Medtronic reserves the absolute right to reject any and all tenders of Medtronic Ordinary Shares that it determines are not in proper form or the acceptance of or exchange for which may, in the opinion of its counsel, be unlawful. Medtronic also reserves the absolute right to waive any of the conditions of the Exchange Offer (other than the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of MiniMed Common Stock to be issued in the Exchange Offer), or any defect or irregularity in the tender of any Medtronic Ordinary Shares. No tender of Medtronic Ordinary Shares is valid until all defects and irregularities in such tender of Medtronic Ordinary Shares have been cured or waived. None of Medtronic, MiniMed, the dealer managers, the exchange agent, the information agent, or any other person, nor any of their directors or officers, is under any duty to give notification of any defects or irregularities in the tender of any Medtronic Ordinary Shares or will incur any liability for failure to give any such notification. Medtronic’s interpretation of the terms and conditions of the Exchange Offer (including the letter of transmittal and instructions thereto) may be challenged in a court of competent jurisdiction.
Binding Agreement. The tender of Medtronic Ordinary Shares pursuant to any of the procedures described above, together with Medtronic’s acceptance for exchange of such shares pursuant to the procedures described above, will constitute a binding agreement between Medtronic and you upon the terms of and subject to the conditions to the Exchange Offer.
The method of delivery of share certificates of Medtronic Ordinary Shares and all other required documents, including delivery through DTC, is at your option and risk, and the delivery will be deemed made only when actually received by the exchange agent. If delivery is by mail, it is recommended that you use registered mail with return receipt requested, properly insured. In all cases, you should allow sufficient time to ensure timely delivery.
Partial Tenders
If you tender fewer than all the Medtronic Ordinary Shares evidenced by any share certificate you deliver to the exchange agent, then you must check the box labeled “Partial Tender” and fill in the number of shares that you are tendering in the space provided on the first page of the letter of transmittal, attached as Exhibit 99.1 to the registration statement of which this prospectus forms a part. In those cases, promptly after the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026), the exchange agent will credit the remainder of the Medtronic Ordinary Shares that were evidenced by the certificate(s) but not tendered to a Direct Registration Share account in the name of the registered holder maintained by Medtronic’s transfer agent, unless otherwise provided in “Special Tendering Instructions” or “Special Delivery Instructions” on the letter of transmittal. Unless you indicate otherwise in your letter of transmittal, all Medtronic Ordinary Shares represented by share certificates you deliver to the exchange agent will be deemed to have been tendered. No share certificates are expected to be delivered to you, including in respect of any shares delivered to the exchange agent that were previously in certificated form.
Lost or Destroyed Certificates
If your certificate(s) representing Medtronic Ordinary Shares have been mutilated, destroyed, lost, or stolen and you wish to tender your shares, you will need to follow the procedures for replacement set forth under the section entitled “Lost or Destroyed Certificate(s)” included in the letter of transmittal and the instructions related thereto. You may be required to pay a fee and to post a surety bond for your lost Medtronic Ordinary Shares. Upon receipt of the completed applicable letter of transmittal with the required information and, if required, the surety bond payment and the service fee, your Medtronic Ordinary Shares will be included in the Exchange Offer, subject to acceptance by Medtronic.

Withdrawal Rights
Medtronic Ordinary Shares validly tendered pursuant to the Exchange Offer may be withdrawn at any time before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026) and, unless Medtronic has previously accepted them pursuant to the Exchange Offer, may also be withdrawn at any time after the expiration of 40 business days from the commencement of the Exchange Offer. Once Medtronic accepts Medtronic Ordinary Shares pursuant to the Exchange Offer, your tender is irrevocable.
For a withdrawal of Medtronic Ordinary Shares to be effective, the exchange agent must receive from you a written notice of withdrawal or email transmission of notice of withdrawal, in the form of the notice of withdrawal provided by Medtronic, at one of its addresses or the email address, respectively, set forth on the back cover of this prospectus, and your notice must include your name and the number of Medtronic Ordinary Shares to be withdrawn, as well as the name of the registered holder, if it is different from that of the person who tendered those shares.
If certificates have been delivered or otherwise identified to the exchange agent, the name of the registered holder and the serial numbers of the particular certificates evidencing the Medtronic Ordinary Shares must also be furnished to the exchange agent, as stated above, prior to the physical release of the certificates.
If you hold your shares through a broker, dealer, commercial bank, trust company, custodian, or similar institution, you should consult with that institution on the procedures with which you must comply and the time by which such procedures must be completed in order for that institution to provide a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent on your behalf before 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026). If you hold your shares through such an institution, that institution must deliver the notice of withdrawal with respect to any shares you wish to withdraw. In such a case, as a beneficial owner and not a registered shareholder, you will not be able to provide a notice of withdrawal for such shares directly to the exchange agent.
Medtronic will decide all questions as to the form and validity (including time of receipt) of any notice of withdrawal, in its sole discretion. Medtronic may delegate such power in whole or in part to the exchange agent. None of Medtronic, MiniMed, the exchange agent, the information agent, the dealer managers, or any other person, nor any of their directors or officers, will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or will incur any liability for failure to give any notification. Any such determination may be challenged in a court of competent jurisdiction.
Any Medtronic Ordinary Shares validly withdrawn will be deemed not to have been validly tendered for purposes of the Exchange Offer. However, you may re-tender withdrawn Medtronic Ordinary Shares by following one of the procedures discussed in the section entitled “—Procedures for Tendering” at any time prior to the expiration of the Exchange Offer (or pursuant to the instructions sent to you separately).
Withdrawing Your Medtronic Ordinary Shares After the Final Exchange Ratio Has Been Determined
Subject to any extension of the Exchange Offer period, the final exchange ratio, including whether the upper limit on the number of shares that can be received for each Medtronic Ordinary Share validly tendered is in effect, will be available by 9:00 a.m., New York City time, on the trading day immediately preceding the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026).
If you are a registered holder of Medtronic Ordinary Shares (which will include persons holding certificated shares or Direct Registration Shares) and you wish to withdraw your shares after the final exchange ratio has been determined, then you must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026), in the form of the notice of withdrawal provided by Medtronic. Medallion guarantees will not be required for such withdrawal notices. If you hold Medtronic Ordinary Shares through a broker, dealer, commercial bank, trust company, custodian, or similar institution, any notice of withdrawal must be delivered by that institution on your behalf. DTC is expected to remain open until 5:00 p.m., New York City time, and institutions may be able to process withdrawals through DTC until that time (although there is no assurance that will be the case). Once DTC has closed, if you beneficially own shares that were previously delivered through DTC, then in order to withdraw your shares, the institution through which your shares are held must deliver a written notice of withdrawal or email transmission notice of withdrawal to the exchange agent prior to 12:00 midnight, New York City time, at the end of the day on the expiration date of the Exchange Offer. Such notice of withdrawal must be in the form of DTC’s notice of withdrawal and must specify the name and number of the account at DTC to be credited with the withdrawn shares and must otherwise comply with DTC’s procedures. Shares can be withdrawn only if the exchange agent receives a withdrawal notice directly from the relevant institution that tendered the shares through DTC. On the expiration date of the Exchange Offer, beneficial owners who cannot contact the institution through which they hold their shares will not be able to withdraw their shares.
Except for the withdrawal rights described above, any tender made under the Exchange Offer is irrevocable.
Delivery of MiniMed Common Stock; Book-Entry Accounts
Physical certificates representing shares of MiniMed Common Stock will not be issued pursuant to the Exchange Offer. Rather than issuing physical certificates for such shares to tendering shareholders, the exchange agent will cause shares of MiniMed Common Stock to be credited in book-entry form to direct registered accounts maintained by MiniMed’s transfer agent for the benefit of the respective holders (or, in the case of shares tendered through DTC, to the account of DTC so that DTC can credit the relevant DTC participant and such participant can credit its respective account holders). Promptly following the crediting of shares to your respective direct registered account, you will receive a statement from MiniMed’s transfer agent evidencing your holdings, as well as general information on the book-entry form of ownership.
If shares of MiniMed Common Stock are to be issued to a person other than the person who signed the letter of transmittal, a check is to be issued in the name of, or Medtronic Ordinary Shares not tendered or not accepted for exchange in the Exchange Offer are to be issued or returned to, a person other than the person who signed the letter of transmittal, or a check is to be mailed to a person other than the person who signed the letter of transmittal or to an address other than that shown on the first page of the letter of transmittal, then the information in “Special Tendering Instructions” and “Special Delivery Instructions” enclosed with the letter of transmittal filed as Exhibit 99.1 to the registration statement of which this prospectus forms a part will need to be completed. Medtronic has no obligation pursuant to such instructions to tender any such Medtronic Ordinary Shares from the name of the registered holder(s) thereof if Medtronic does not accept any such Medtronic Ordinary Shares for exchange. If no such instructions are given, all such Medtronic Ordinary Shares not accepted for exchange in the Exchange Offer will be credited in book-entry form to the registered holders in a direct registered account maintained by Medtronic’s transfer agent.
With respect to any shares tendered through DTC, a shareholder may request that shares not exchanged be credited to a different account maintained at DTC by providing the appropriate instructions pursuant to DTC’s applicable procedures. If no such instructions are given, all such Medtronic Ordinary Shares not accepted will be returned by crediting the same account at DTC as the account from which such Medtronic Ordinary Shares were delivered.
Extension; Amendment
Extension or Amendment by Medtronic
Medtronic expressly reserves the right, in its sole discretion, at any time and for any reason, to extend the period of time during which the Exchange Offer is open and thereby delay acceptance for exchange of, and the exchange for, any Medtronic Ordinary Shares validly tendered and not validly withdrawn in the Exchange Offer. For example, the Exchange Offer can be extended if any of the conditions to completion of the Exchange Offer described in “—Conditions to Completion of the Exchange Offer” are not satisfied or, where legally permitted, waived prior to the expiration of the Exchange Offer.

Medtronic expressly reserves the right, in its sole discretion, at any time and for any reason, to amend the terms of the Exchange Offer in any respect prior to the expiration date of the Exchange Offer (which, if the Exchange Offer is not extended or terminated, would be October 9, 2026).
If Medtronic materially changes the terms of or information concerning the Exchange Offer, it will extend the Exchange Offer if required by applicable law. Generally speaking, an offer must remain open under SEC rules for a minimum of five business days from the date that notice of the material change is first given. The length of time will depend on the particular facts and circumstances giving rise to the extension.
As required by applicable law, the Exchange Offer will be extended so that it remains open for a minimum of ten business days following the applicable announcement if:
•Medtronic changes the method for calculating the number of shares of MiniMed Common Stock offered in exchange for each Medtronic Ordinary Share; and
•the Exchange Offer is scheduled to expire within ten business days of announcing any such change.
If Medtronic extends the Exchange Offer, is delayed in accepting for exchange any Medtronic Ordinary Shares, or is unable to accept for exchange any Medtronic Ordinary Shares in the Exchange Offer for any reason, then, without affecting Medtronic’s rights under the Exchange Offer, the exchange agent may retain on Medtronic’s behalf all Medtronic Ordinary Shares tendered. These Medtronic Ordinary Shares may not be withdrawn except as provided in the section entitled “—Withdrawal Rights.”
Medtronic’s reservation of the right to delay acceptance of any Medtronic Ordinary Shares is subject to applicable law, which requires that Medtronic pay the consideration offered or return the Medtronic Ordinary Shares deposited promptly after the termination or withdrawal of the Exchange Offer.
Medtronic will issue a press release or other public announcement no later than 9:00 a.m., New York City time, on the next business day following any extension, amendment, non-acceptance, or termination of the previously scheduled expiration date of the Exchange Offer.
Method of Public Announcement
Subject to applicable law (including Rules 13e-4(d), 13e-4(e)(3), and 14e-1 under the Exchange Act, which require that any material change in the information published, sent, or given to shareholders in connection with the Exchange Offer be promptly disclosed to shareholders in a manner reasonably designed to inform them of the change) and without limiting the manner in which Medtronic may choose to make any public announcement, Medtronic assumes no obligation to publish, advertise, or otherwise communicate any such public announcement other than by issuing a press release.
Conditions to Completion of the Exchange Offer
Medtronic will not be required to complete the Exchange Offer and may terminate the Exchange Offer unless at least 112,680,647 shares of MiniMed Common Stock would be issued in exchange for outstanding Medtronic Ordinary Shares that are validly tendered and not validly withdrawn prior to the expiration of the Exchange Offer. This number of shares of MiniMed Common Stock represents 50% of MiniMed Common Stock being offered in the Exchange Offer.
In addition, Medtronic will not be required to accept Medtronic Ordinary Shares for exchange and may terminate the Exchange Offer if:
•any condition or event occurs, or Medtronic reasonably expects any condition or event to occur, that Medtronic reasonably believes would, or would be likely to, cause the Exchange Offer to be taxable to Medtronic or its shareholders under U.S. federal income tax laws;
•the Tax Opinion is not received, is withdrawn, or otherwise ceases to be effective;

•Medtronic notifies MiniMed that Medtronic has received a written proposal for an unsolicited alternative transaction involving MiniMed, directly or indirectly, that Medtronic’s board of directors reasonably determines, in its good-faith judgment, to be in the best interests of its shareholders;
•any of the following events occurs, or Medtronic reasonably expects any of the following events to occur:
◦any general suspension of trading in securities on any national securities exchange or in the over-the-counter market in the United States;
◦a declaration of a banking moratorium or any suspension of payments in respect of banks in the United States;
◦a commencement of a war (whether declared or undeclared), armed hostilities, or other national or international calamity, including an act of terrorism, directly or indirectly involving the United States, which would reasonably be expected to affect materially and adversely, or to delay materially, the completion of the Exchange Offer;
◦if any of the situations described in the immediately preceding three bullet points exists as of the date of the commencement of the Exchange Offer, the situation deteriorates materially;
◦an extraordinary or material adverse change in U.S. financial markets generally, including, without limitation, a decline of at least 10% in either the Dow Jones Industrial Average or the Standard & Poor’s 500 Index from the closing level established on September 11, 2026;
◦a material adverse change in the business, prospects, condition (financial or other), results of operations, or stock price of MiniMed;
◦a material adverse change in the business, prospects, condition (financial or other), results of operations, or share price of Medtronic;
◦any action, litigation, suit, claim, or proceeding is instituted that would be reasonably likely to enjoin, prohibit, restrain, make illegal, make materially more costly, or materially delay completion of the Exchange Offer;
◦any order, stay, judgment, or decree is issued by any U.S. federal or state court, government, governmental authority, or other regulatory or administrative authority having jurisdiction over Medtronic and/or MiniMed and is in effect, or any law, statute, rule, regulation, legislation, interpretation, governmental order, or injunction shall have been enacted or enforced, any of which would reasonably be likely to restrain, prohibit, or delay completion of the Exchange Offer or materially impair the contemplated benefits of the Exchange Offer to Medtronic or MiniMed;
◦Medtronic has insufficient profits available for distribution (within the meaning of the Irish Companies Act) to effect the Exchange Offer in compliance with Irish law, or the directors of Medtronic otherwise determine such an insufficiency (or risk of insufficiency) in their absolute discretion;
◦the directors of Medtronic determine in their absolute discretion that effecting the Exchange Offer would result in (or risk resulting in) the net assets of Medtronic being less than the aggregate of its called-up share capital and its undistributable reserves (as defined in Section 1082 of the Irish Companies Act);
◦the registration statement on Form S-4 of which this prospectus forms a part shall not have become effective under the Securities Act prior to 5:00 p.m., New York City time, on the expiration date of the Exchange Offer;
◦any stop order suspending the effectiveness of the registration statement of which this prospectus forms a part has been issued, or any proceeding for that purpose has been initiated by the SEC and not concluded or withdrawn; or

◦a market disruption event occurs with respect to Medtronic Ordinary Shares or MiniMed Common Stock and such market disruption event has, in Medtronic’s reasonable judgment, impaired the benefits of the Exchange Offer.
If any of the above events occurs and exists at the scheduled expiration date, Medtronic may:
•terminate the Exchange Offer and promptly return all tendered Medtronic Ordinary Shares to tendering shareholders;
•extend the Exchange Offer and, subject to the withdrawal rights described in “—Withdrawal Rights,” retain all tendered Medtronic Ordinary Shares until the extended Exchange Offer expires;
•amend the terms of the Exchange Offer; or
•waive the unsatisfied condition (except the conditions relating to the absence of an injunction and the effectiveness of the registration statement for shares of MiniMed Common Stock to be issued in the Exchange Offer) and, subject to any requirement to extend the period of time during which the Exchange Offer is open, complete the Exchange Offer.
These conditions are for the sole benefit of Medtronic. Except as described in the immediately preceding bullet point, Medtronic may waive any condition in whole or in part at any time in its sole discretion, subject to applicable law. Medtronic’s failure to exercise its rights under any of the above conditions does not represent a waiver of these rights. Each right is an ongoing right which may be asserted by Medtronic at any time. However, all conditions to completion of the Exchange Offer must be satisfied or, where legally permitted, waived by Medtronic before the expiration of the Exchange Offer. Any determination by Medtronic concerning the conditions described above may be challenged in a court of competent jurisdiction. MiniMed has no right to waive any of the conditions to the Exchange Offer.
If a stop order issued by the SEC is in effect with respect to the registration statement of which this prospectus forms a part, Medtronic will not accept any Medtronic Ordinary Shares tendered and will not exchange shares of MiniMed Common Stock for any Medtronic Ordinary Shares.
Fees and Expenses
Medtronic has retained Goldman Sachs & Co. LLC and BofA Securities, Inc. to act as dealer managers, D.F. King & Co., Inc. to act as the information agent, and Equiniti Trust Company, LLC to act as the exchange agent in connection with the Exchange Offer.
The dealer managers will receive an advisory fee for their respective services, and the information agent and the exchange agent each will receive reasonable compensation for their respective services. In addition, each will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against specified liabilities in connection with their services, including liabilities under the federal securities laws.
The dealer managers and their respective affiliates are full-service financial institutions engaged in various activities, which may include securities trading, commercial and investment banking, financial advisory, investment management, investment research, principal investment, hedging, financing, and brokerage activities. Each of the dealer managers and their respective affiliates have in the past provided investment banking services to Medtronic and MiniMed and their respective affiliates, for which they have received customary compensation. In addition, each of the dealer managers is providing advisory services to Medtronic and MiniMed in connection with the Separation. In the ordinary course of business, each of the dealer managers is engaged in securities trading and brokerage activities as well as investment banking and financial advisory services. In the ordinary course of their respective trading and brokerage activities, each of the dealer managers and certain of their respective affiliates may from time to time hold positions of Medtronic Ordinary Shares and MiniMed Common Stock in their respective proprietary accounts or those of their respective customers, and to the extent they hold Medtronic Ordinary Shares in these accounts at the time of the Exchange Offer, each of the dealer managers and/or certain of their respective affiliates may tender these shares.

Legal and Other Limitations; Certain Matters Relating to Non-U.S. Jurisdictions
Although Medtronic may deliver this prospectus to shareholders located outside the United States, this prospectus is not an offer to sell or exchange and it is not a solicitation of an offer to buy or exchange any Medtronic Ordinary Shares in any jurisdiction in which such offer, sale, or exchange is not permitted. This prospectus has not been reviewed or approved by any stock exchange on which Medtronic Ordinary Shares are listed.
Countries outside the United States generally have their own legal requirements that govern securities offerings made to persons resident in those countries and often impose stringent requirements about the form and content of offers made to the general public. Medtronic has not taken any action under those non-U.S. regulations to qualify the Exchange Offer outside the United States but may take steps to facilitate participation of shareholders from certain jurisdictions. Therefore, the ability of any non-U.S. person to tender Medtronic Ordinary Shares in the Exchange Offer will depend on whether there is an exemption available under the laws of such person’s home country that would permit the person to participate in the Exchange Offer without the need for Medtronic or MiniMed to take any action to qualify or otherwise facilitate the Exchange Offer in that country or otherwise. For example, some countries exempt transactions from the rules governing public offerings if they involve persons who meet certain eligibility requirements relating to their status as sophisticated or professional investors.
All tendering shareholders must make certain representations in the letter of transmittal, including, in the case of non-U.S. shareholders, as to the availability of an exemption under their home country laws that would allow them to participate in the Exchange Offer without the need for Medtronic or MiniMed to take any action to facilitate a public offering in that country or otherwise. Medtronic will rely on those representations and, unless the Exchange Offer is terminated, plans to accept shares validly tendered by persons who properly complete the letter of transmittal and provide any other required documentation on a timely basis and as otherwise described herein.
Non-U.S. shareholders should consult their advisors in considering whether they may participate in the Exchange Offer in accordance with the laws of their home countries and, if they do participate, whether there are any restrictions or limitations on transactions in Medtronic Ordinary Shares or MiniMed Common Stock that may apply in their home countries. Medtronic, MiniMed, and the dealer managers cannot provide any assurance about whether such limitations exist.

POTENTIAL ADDITIONAL DIVESTMENT OF MINIMED COMMON STOCK
If the Exchange Offer is consummated but less than 80.1% of the outstanding shares of MiniMed Common Stock are exchanged because the Exchange Offer is not fully subscribed, Medtronic intends to effect a spin-off that occurs on the same day the Exchange Offer is consummated. Such spin-off is expected to be implemented as a pro rata issuance of blank check preferred shares carrying rights to the ownership of some or all of the shares of MiniMed Common Stock held by Medtronic following completion of the Exchange Offer to a nominee who will hold such shares on trust for Medtronic shareholders. MiniMed would then issue shares of MiniMed Common Stock to the relevant Medtronic shareholders in proportion to and in consideration for the redemption of their holdings of blank check preferred shares, and the shares of MiniMed Common Stock held by Medtronic would be cancelled. The record date for any such spin-off is expected to be the same date as the settlement date of the Exchange Offer, and any such spin-off is expected to be effected on such date.
In the event that Medtronic continues to hold any interest in MiniMed following the Exchange Offer and spin-off described above (including if the Exchange Offer is not sufficiently oversubscribed to permit Medtronic to divest its remaining interest in MiniMed through the acceptance of an additional number of Medtronic Ordinary Shares validly tendered in the Exchange Offer and not validly withdrawn not to exceed the De Minimis Increase Amount), Medtronic intends to divest the shares of MiniMed Common Stock that Medtronic continues to beneficially own through a subsequent spin-off, split-off, debt-for-equity exchange, or any combination of these potential transactions.
Because the spin-off described above or any other clean-up divestment, if any, will occur following the completion of the Exchange Offer, with respect to such spin-off or any such clean-up divestment that involves a distribution or offer to Medtronic shareholders, holders of Medtronic Ordinary Shares validly tendered and accepted and exchanged in the Exchange Offer will not be able to participate in such transactions to the extent that any such method of divestment would be open to holders of Medtronic Ordinary Shares (unless they hold Medtronic Ordinary Shares that were not tendered and accepted for exchange in the Exchange Offer as of the relevant record date).
In such event, Medtronic and MiniMed, as applicable, will file any documents required by U.S. securities laws in connection with a spin-off or other clean-up divestment and will not rely on this prospectus or the registration statement of which it forms a part in connection with such divestment.

MINIMED UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS
The following unaudited pro forma condensed consolidated statement of operations gives effect to the Separation and related adjustments in accordance with Article 11 of the SEC’s Regulation S-X, as amended. The Separation and related transactions are described in the sections of this prospectus entitled “The Transaction.”
The unaudited pro forma condensed consolidated statement of operations has been derived from MiniMed’s historical audited consolidated statement of loss for the fiscal year ended April 24, 2026. The pro forma adjustments to the unaudited pro forma condensed consolidated statement of operations for the fiscal year ended April 24, 2026 assume that the Separation and related transactions occurred as of April 26, 2025, which was the first day of fiscal year 2026. No pro forma balance sheet after the Separation date is presented because the effects of the Separation are already reflected in MiniMed’s historical condensed consolidated balance sheet. Similarly, no additional pro forma statement of operations is presented for interim periods subsequent to the Separation because the Separation occurred during the year ended April 24, 2026 and the effects of the Separation are fully reflected in MiniMed’s historical results for such interim periods included elsewhere in this prospectus.
The unaudited pro forma condensed consolidated statement of operations has been prepared to include transaction accounting and autonomous entity adjustments to reflect the results of operations as if MiniMed was a separate standalone entity. In addition, management’s adjustments, presented in the accompanying notes to the unaudited pro forma condensed consolidated statement of operations, provide supplemental information to understand the synergies and dis-synergies that are expected to result from the Separation.
Transaction Adjustments include the following:
•the removal of allocated noncontrolling interest associated with a joint venture arrangement retained by Medtronic as part of the Separation.
Autonomous Entity Adjustments include the following:
•the impact of the Transition Services Agreement entered into with Medtronic in connection with the Separation which is described under “Agreements Between Medtronic and MiniMed and Other Related Person Transactions”; and
•other adjustments as described in the accompanying notes to the unaudited pro forma condensed consolidated statement of operations.
The unaudited pro forma condensed consolidated statement of operations was prepared in accordance with Article 11 of Regulation S-X. The unaudited pro forma condensed consolidated statement of operations is presented for informational purposes only and does not purport to represent what MiniMed’s results of operations actually would have been had the Separation occurred on the dates indicated, or to project MiniMed’s financial performance for any future period. The unaudited pro forma condensed consolidated statement of operations is based upon available information and assumptions that MiniMed believes are reasonable and supportable.
Prior to March 9, 2026, the date of the Separation, MiniMed operated as the Diabetes Business of Medtronic and did not exist as a separate, standalone legal entity. The accompanying consolidated financial statements present the historical financial position, results of operations, and cash flows of the Diabetes Business for periods prior to March 9, 2026, as historically managed within Medtronic as the Diabetes Business, prepared on a carve‑out basis in accordance with U.S. GAAP. Financial information for the periods following the Separation was prepared on a standalone basis. Accordingly, such financial information for the portion of the historical period prior to the Separation reflects an allocation of certain corporate costs, such as finance, supply chain, human resources, information technology, insurance, employee benefits, and other expenses that were either specifically identifiable or clearly applicable to the Diabetes Operating Unit. MiniMed transitioned from a carve-out reporting basis to a standalone legal entity upon the date of the Separation. The historical consolidated financial statements, therefore, reflect a combination of carve-out basis and legal entity basis, and may not necessarily reflect what MiniMed’s financial condition, results of operations, or cash flows would have been had MiniMed been a standalone company during the periods presented, or what MiniMed’s financial condition, results of operations, and cash flows may be in the future.
The unaudited pro forma condensed consolidated financial information reported below should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MiniMed” and MiniMed’s historical consolidated financial statements included elsewhere in this prospectus.

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED STATEMENT OF OPERATIONS OF MINIMED
For the fiscal year ended April 24, 2026
(Dollars in Millions, except per share amounts)

(in millions)	Historical	Transaction Adjustments		Autonomous Entity Adjustments		Pro Forma
Net sales	$3,102					$3,102
Cost of products sold	1,422			3	b	1,425
Gross profit	1,680			(3)		1,677
Operating Expenses:
Research and development expense	448			2	b	450
Selling, general, and administrative expense	1,183			44	b,c	1,227
Certain litigation charges, net	18					18
Other operating expense, net	221					221
Operating loss	(190)			(49)		(239)
Other non-operating income, net	(1)					(1)
Loss before income taxes	(189)			(49)		(238)
Income tax provision	128			(4)	d	124
Net loss	(317)			(45)		(362)
Net income attributable to noncontrolling interests	(16)	16	a	—		—
Net loss attributable to MiniMed	$(333)	$16		$(45)		$(362)
Earnings (loss) per share attributable to common shareholders — basic and diluted						$(1.29)	e
Common shares outstanding — basic and diluted						280,819,988	e
See accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations of MiniMed.

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Operations of MiniMed
Transaction Adjustments
(a)Reflects the removal of allocated noncontrolling interest associated with a joint venture arrangement which was retained by Medtronic as part of the Separation.
Autonomous Entity Adjustments
(b)Reflects the incremental costs to be incurred in connection with the Transition Services Agreement entered into with Medtronic. Refer to the table below for further details.

(Dollars in Millions)	For the year ended April 24, 2026
Cost of products sold	$3
Selling, general, and administrative expenses	14
Research and development expense	2
(c)Reflects incremental costs to be incurred in connection with other Separation-related agreements MiniMed entered into with Medtronic. An adjustment of $30 million has been reflected for the year ended April 24, 2026.
(d)Reflects the tax impacts of the autonomous entity adjustments after applying transfer pricing and the applicable statutory income tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances are not necessary. The adjustment considers transfer pricing arrangements in place related to the jurisdictional place of supply. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Separation including the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Separation and may be materially different from the pro forma results.
Pro Forma Earnings Per Share
(e)Pro forma basic and diluted net loss per share have been computed assuming 280,819,988 shares were outstanding for the full period. This represents an aggregate of 252,813,348 shares held by Medtronic, the issuance of 28,000,000 shares of MiniMed Common Stock in the MiniMed IPO, and the vesting of 6,640 shares of MiniMed Common Stock between the IPO and April 24, 2026. As MiniMed has a loss in the unaudited pro forma condensed consolidated statement of operations for the year ended April 24, 2026, equity awards with potential dilutive impact to EPS were excluded from the computation of diluted EPS as they would be anti-dilutive. Anti-dilutive shares excluded from the computation of diluted EPS consist of 0.6 million potentially dilutive securities.
Management Adjustments
MiniMed expects to realize changes in its cost structure as a standalone public company related to certain expenses previously allocated from Medtronic. Prior to March 9, 2026, MiniMed operated as the Diabetes Operating Segment of Medtronic and did not exist as a separate, standalone legal entity. MiniMed’s historical consolidated financial statements for this portion of the historical period were prepared on a carve-out basis and include allocations for certain costs of support functions that are provided on a centralized or geographic basis by Medtronic and its affiliates, which include finance, human resources, benefits administration, procurement support, information technology, legal, corporate strategy, corporate governance, and other professional services and general commercial support functions.
These cost structure changes are based on MiniMed’s expected organization chart and expected cost structure as a standalone company, adjusted for the allocated costs recorded within MiniMed’s historical consolidated financial statements, which vary by year. In order to determine anticipated impact of cost structure changes, MiniMed prepared a detailed assessment of the internal resources and associated costs required as a baseline to stand up MiniMed on a standalone basis. In addition to these internal resources, third-party support costs in each function were considered, which included business support functions and corporate overhead charges previously shared with Medtronic. This process was used by all functions, resulting in cost synergies compared to the corporate allocations reflected in MiniMed’s historical consolidated financial statements.
Any shortfall of required resource needs have been or will be filled through external hiring or are being supported by Medtronic through transition services for a limited duration following the Separation. From a time-frame standpoint, the estimated synergies have begun to materialize as of the completion of MiniMed’s initial public offering. MiniMed management believes the resource transfers and costs which were used as the basis for the management adjustments below are reasonable and representative of the baseline to stand up MiniMed as a standalone company. Both the resource and vendor cost baseline would be impacted by additional costs and investments that MiniMed may incur as it pursues its growth strategies. In addition, other adverse effects and limitations, including those discussed in “Risk Factors,” may impact actual costs incurred.
The estimated cost synergies are presented as “Management Adjustments” within the table below and reflect estimated one-time and non-recurring costs of $47 million for the year ended April 24, 2026, as if the Separation had occurred on the first day of fiscal year 2026. These estimated one-time and non-recurring costs are related to IT systems implementation, advisory services, contract realignment, and other transitional activities, which are separate from, and in addition to, the transaction accounting adjustments and autonomous entity adjustments already reflected in the pro forma statement of operations.
MiniMed management believes the presentation of these adjustments is necessary to enhance an understanding of the pro forma effects of the Separation. The pro forma financial information below reflects all adjustments that are, in the opinion of MiniMed management, necessary to provide a fair statement of the pro forma financial information, aligned with the assessment described above. If MiniMed decides to increase or reduce resources or invest more heavily in certain areas in the future, that will be part of MiniMed’s future decisions and has not been included in the management adjustments below. The tax effect has been determined by applying the applicable statutory income tax rates to pre-tax pro forma adjustments in jurisdictions where valuation allowances are not necessary. The adjustment considers transfer pricing arrangements in place related to the jurisdictional place of supply. The applicable tax rates could be impacted (either higher or lower) depending on many factors subsequent to the Separation including the profitability in local jurisdictions and the legal entity structure implemented subsequent to the Separation and may be materially different from pro forma results.
These management adjustments include forward-looking statements. See “Cautionary Note Regarding Forward-Looking Statements.”

	For the year ended April 24, 2026
(Dollars in Millions, except per share amounts)	Pro forma net loss	Pro forma basic loss per share	Pro forma diluted loss per share
Unaudited pro forma net loss	$(362)	$(1.29)	$(1.29)
Management adjustments	96
Tax effect of Management adjustments	(7)
Total Management adjustments, net of tax	$89
Pro forma net loss after Management adjustments	$(273)	$(0.97)	$(0.97)

Common shares outstanding – basic and diluted		280,819,988	280,819,988

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS OF MINIMED
The following discussion and analysis provides information management believes to be relevant to understanding the financial condition and results of operations of MiniMed Group, Inc. and its subsidiaries (“MiniMed Group, Inc.” or “MiniMed”). For a full understanding of financial condition and results of operations, you should read the following discussion and analysis together with the consolidated financial statements and accompanying notes included elsewhere in this prospectus.
Amounts reported in millions herein are computed based on the amounts in thousands, and therefore, the sum of the components may not equal the total amount reported in millions due to rounding.
Additionally, certain columns and rows within tables may not sum due to rounding. MiniMed’s actual results could differ materially from the results contemplated by these forward-looking statements due to a number of factors, including those described under “Risk Factors” and the section entitled “Cautionary Note Regarding Forward-Looking Statements.”
MiniMed is a global medical technology company that develops, manufactures, and markets a comprehensive suite of solutions for the management of diabetes, including AID systems and Smart MDI systems. MiniMed’s AID systems integrate insulin delivery, glucose sensing, and proprietary dosing algorithms to improve glycemic outcomes and reduce the burden of diabetes management for PWD. MiniMed’s AID systems are composed of an insulin pump that administers insulin, consumable insulin infusion sets and reservoirs, a CGM sensor, such as Simplera Sync or Instinct (made by Abbott), that measures glucose levels and a Smart Dosing algorithm. MiniMed’s newest AID platform, MiniMed Flex, expands patient choice, providing a smaller form factor and smartphone control, powered by MiniMed’s SmartGuard technology. MiniMed also continues to offer the MiniMed 780G AID system. For PWD that prefer to self-administer insulin by manual injections or seek freedom from on-body devices, MiniMed’s Smart MDI systems offer an integrated solution for sensing, dosing, and administration. MiniMed’s Smart MDI system includes a Smart Insulin Pen for insulin administration (which connects to MiniMed’s Smart Dosing software), a CGM sensor that measures blood glucose levels, and wraparound applications and services.
Historically, MiniMed operated as Medtronic’s global Diabetes Business. As a result, the periods prior to the Separation reflect the historical results of the Diabetes Business as managed within Medtronic and were prepared on a carve-out basis. Those historical periods include allocations of certain corporate and shared services expenses from Medtronic, which management believes are reasonable. However, such historical results may not be indicative of the results that would have been achieved had MiniMed operated as a standalone company during those periods.
On March 6, 2026, MiniMed initiated its initial public offering (“IPO”), and on March 9, 2026, MiniMed began operating as a standalone public company. MiniMed continues to maintain transitional and ongoing relationships with Medtronic pursuant to various separation-related agreements, including transition services, manufacturing arrangements, and other commercial arrangements. As a standalone public company, MiniMed incurs costs related to corporate governance, internal controls, information systems, and public company compliance that were not historically reflected in the carve-out financial statements. Accordingly, comparisons between current period results and historical periods presented may be affected by these changes.
Separation from Medtronic and Initial Public Offering
MiniMed’s IPO was a result of Medtronic’s previously announced plan to separate its Diabetes Business. In connection with the Separation, MiniMed was incorporated to hold the Diabetes Business (also referred to as the “Diabetes Operating Unit”) and became an independent publicly traded company upon completion of the IPO.
As of September 3, 2026, Medtronic continues to own approximately 89.86% of outstanding MiniMed Common Stock. MiniMed has entered into a series of agreements with Medtronic governing the allocation of assets and liabilities and providing for certain transitional and ongoing services, including manufacturing, information technology, and other support services.

Under these arrangements, certain services continue to be provided between MiniMed and Medtronic for specified periods pursuant to agreed‑upon terms. The costs associated with these arrangements are expected to change over time as MiniMed continues the transition to standalone operations. The terms of these agreements may differ from those that could have been obtained in arm’s-length transactions with unaffiliated third parties. For additional information regarding these arrangements, see “Agreements Between Medtronic and MiniMed and Other Related Person Transactions,” Note 14, “Related Party Transactions,” to MiniMed’s condensed consolidated financial statements, and Note 14, “Related Party Transactions,” to MiniMed’s consolidated financial statements.
Periods presented prior to MiniMed’s IPO reflect the historical results of the Diabetes Business and do not include all of the costs of operating as a standalone public company. Accordingly, historical results may not be indicative of MiniMed’s future results of operations, financial position, or cash flows.
Medtronic previously informed its shareholders that it intends to make a generally tax-free transaction by distributing to its shareholders all or a portion of its remaining equity interest in MiniMed, which may be structured as a spin-off, in which Medtronic would make a pro rata distribution of MiniMed Common Stock to all Medtronic shareholders, a split-off, in which Medtronic would effect an exchange of Medtronic Ordinary Shares for shares of MiniMed Common Stock (including pursuant to this Exchange Offer), or any combination thereof. Medtronic has no obligation to pursue or consummate any further dispositions of its equity interest in MiniMed, including through the Divestment, by any specified date or at all.
Recent Developments
During the periods presented, MiniMed continued to advance its core diabetes technology platforms, including its insulin delivery systems, Smart MDI offerings, and CGM portfolio. MiniMed also continued to invest in research and development activities and to expand regulatory approvals for certain products and indications across geographies.
In February 2026, MiniMed launched the MiniMed Go, its Smart MDI system in Europe and beginning in May 2026, MiniMed continued the global rollout of the MiniMed Go with commercial launch in the United States.
In June 2026, MiniMed announced an extension to its partnership with Abbott to collaborate with them on an exclusive integration between the Abbott-manufactured dual glucose-ketone sensors and MiniMed’s smart dosing systems, which is expected in calendar year 2027.
In August 2026, MiniMed initiated the U.S. launch of MiniMed Flex integrated with the Instinct continuous glucose monitoring sensor. MiniMed believes this expanded compatibility enhances the flexibility of its automated insulin delivery ecosystem and supports broader patient adoption of its diabetes technology offerings. The launch represents an important milestone in the continued expansion of the MiniMed Flex platform and MiniMed’s efforts to provide patients with additional sensor-integrated insulin delivery options.
In September 2026, MiniMed announced that MiniMed Flex received CE Mark approval, achieving a key regulatory milestone earlier than MiniMed’s previously anticipated timing. MiniMed expects this approval to support the commercial launch of MiniMed Flex in applicable European markets starting in November 2026. MiniMed believes the continued global expansion of the MiniMed Flex platform will further strengthen its product portfolio and support long-term growth opportunities within MiniMed’s diabetes business.
In September 2026, MiniMed announced the submission of its MiniMed Fit patch pump to the U.S. FDA, with an expected full U.S. product launch in Summer 2027.
Trends and Uncertainties Impacting Financial Results
MiniMed believes its future performance will be influenced by a number of factors, including those described in “Risk Factors” and elsewhere in this prospectus as well as the factors described below. While each of these factors presents significant opportunities for MiniMed, these factors also pose challenges that MiniMed must successfully address in order to sustain the growth of its business and enhance its results of operations.

Industry Trends
MiniMed believes the main driver of MiniMed’s market’s expected rate of growth is increased penetration of Smart Dosing solutions, such as AID, over traditional therapies like unconnected MDI or standalone CGMs. They are becoming the gold standard of care in MiniMed’s space because of their proven ability to improve clinical outcomes and reduce user burden.
MiniMed believes that the adoption of these Smart Dosing technologies has room for growth. While some existing products may be seen as complex, costly, and not meaningfully more effective than alternatives, this opens the door for innovation to enhance these technologies in ways to better serve PWD and HCPs who prescribe these devices.
Additional secular drivers may also contribute to the growth of MiniMed’s addressable population. MiniMed’s market exhibits many of the same secular growth drivers as the broader disease population, including prevalence of Western diets and healthcare development in emerging markets.
CGM Pricing Pressure
MiniMed has observed pricing pressure on CGMs globally, particularly in certain international markets. Differences in reimbursement and pricing dynamics across geographies and sales channels can result in variability in average selling prices and gross margins, particularly as changes in sales mix occur. Additionally, as competition in the CGM market intensifies, lower-cost CGM options in the market may contribute to further pricing pressure over time. MiniMed is focused on continuing to invest in its pipeline to deliver differentiated solutions that reinforce MiniMed’s competitive positioning and MiniMed’s long-term growth.
Product Launches and Investment in Pipeline
MiniMed believes the success of its products correlates to the continued acceptance and growth of MiniMed’s product offerings, such as the MiniMed Flex, MiniMed 780G system, next-generation AID systems, and Smart MDI systems. MiniMed’s ability to meet growing demand for its existing products and to successfully develop, obtain regulatory approval or clearance of, and commercialize the products within MiniMed’s pipeline is essential to MiniMed’s results of operations. Timing and successful launch of partnerships such as MiniMed’s agreement with Abbott may also contribute meaningfully to MiniMed’s future market performance. For example, MiniMed believes the early U.S. FDA clearance of MiniMed Flex shifted demand of customers who preferred to wait for the new system, which resulted in a reduction of pump sales following the announcement of the U.S. FDA clearance in the fourth quarter of fiscal year 2026. Following the launch of MiniMed Flex insulin pump system with Simplera in June 2026, domestic pump sales returned to growth in the first quarter of fiscal year 2027.
The ability to sustain ongoing investment in MiniMed’s pipeline will be required as MiniMed progresses towards developing and launching its next generation of products. MiniMed strives to develop ways in which it can make its research and development process as efficient as possible and reduce the amount of investment needed to progress a product to approval.
Users, New Patient Adoption, and Sales of CGMs and Other Consumables
MiniMed’s financial performance is influenced by its ability to retain existing users, attract new patients to its technology platforms, and increase adoption of consumable products, including CGM sensors, infusion sets, and reservoirs. Sales to new patients and continued utilization of MiniMed’s consumable products contribute to recurring revenue and are important drivers of growth. Adoption of new products and enhancements, including improvements to MiniMed’s CGM portfolio, may influence new patient acquisition, user retention, and consumable attachment rates.
Competition
The diabetes medical device industry is highly competitive and constantly evolving, especially with the rapid introduction of competing pumps, CGMs, and other consumables in an expanding global market. MiniMed anticipates that new diabetes devices and treatments from both MiniMed and its competitors will impact its business.

The Smart MDI market is also evolving, with increasing competition from new entrants and expanding digital health integrations, which may impact MiniMed’s positioning and growth opportunities in this segment. To maintain its competitive edge in the market, MiniMed plans to continue investing in innovative technologies, such as the MiniMed Fit patch pump, its next-generation Vivera dosing algorithm, and its next-generation extended wear sensor. Additionally, MiniMed is focused on expanding the adoption of AID across its addressable market for a broader range of patient populations as well as growing the addressable market for MiniMed 780G and MiniMed Fit through expanded indication labeling.
Regulatory Approvals and Actions
The medical devices MiniMed manufactures are subject to extensive regulation by numerous government agencies, including the U.S. FDA, the EU MDR, and various other individual country regulatory bodies and agencies. To varying degrees, each of these agencies requires MiniMed to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and post-market surveillance of MiniMed’s products. The requirements and timelines to receive regulatory clearance can vary substantially from country to country, and any delays may impact MiniMed’s ability to expand its worldwide customer base and bring products to market in a competitive timeframe. Such delays, or a failure to receive regulatory approval, could adversely affect MiniMed’s revenue and results of operations.
Additionally, any adverse event involving products that MiniMed distributes could result in future corrective actions, such as recalls or customer notifications, or regulatory agency actions, which may include inspections, mandatory recalls, or other enforcement measures. Any action taken by regulatory bodies against MiniMed, along with any regulatory challenges MiniMed encounters, could negatively impact MiniMed’s product sales.
See “Business of MiniMed—Government Regulation and Product Approval Process” for a more detailed description of regulations and approval processes relevant to MiniMed’s business.
Manufacturing and Supply
MiniMed’s business model requires the ability to produce high volumes of its products and reliably ship to various geographies in a time-efficient manner. Disruptions to MiniMed’s supply lines or shipping channels may impact MiniMed’s customer experience and ability to meet market demand. MiniMed also continues to invest in expanding its manufacturing capacity as a key strategic priority of its business as MiniMed strives to meet significant demand for its CGM sensors and drive profitable growth.
Impact of Increased CGM Share of Product Mix on Profit Margin
Relative to sales of MiniMed’s insulin pumps, pens, and other consumables, sales of MiniMed’s CGMs, particularly its Simplera and Simplera Sync products, have historically contributed to a lower profit margin. As a result, MiniMed expects that an increased volume of sales with Simplera and Simplera Sync will likely have a negative impact on MiniMed’s profit margin, as MiniMed has observed in recent periods. However, as MiniMed continues to ramp its manufacturing capacity to meet demand, MiniMed is focused on optimizing manufacturing efficiencies, driving innovation, and expanding premium offerings to help offset expected margin impacts while sustaining growth.
Reimbursement
MiniMed’s business is dependent on obtaining and maintaining adequate coverage and reimbursement for its products from government and private payors. Changes to reimbursement policies, coverage criteria, payment levels, or channel dynamics, including the classification of products within DME or pharmacy benefit channels, may affect product adoption, net sales, and operating results. MiniMed continues to monitor reimbursement developments across its key markets and work with payors and providers to support patient access to MiniMed’s products.

Cost Reduction Measures
MiniMed expects its future financial results will be impacted by the degree to which MiniMed is able to execute on efficiency initiatives. MiniMed expects these initiatives to contribute to its go-forward profit margins and are a part of MiniMed’s Ways of Working transformation in recent years. For more information on MiniMed’s Ways of Working, see “Business of MiniMed—Human Capital.” As part of these initiatives, MiniMed aims to find savings in variable and overhead costs in its Cost of Products Sold and other operating expenses. In addition, MiniMed is focused on developing high-volume and automated manufacturing capabilities to continue to optimize its cost base.
Macroeconomic and Geopolitical Factors
MiniMed’s costs are subject to fluctuation, and MiniMed continues to evaluate contributing factors, specifically those leading to inflationary cost increases in logistics, price of raw materials, cost of labor, transportation, and operating supplies. Global macroeconomic risks include changes in global trade policies and fluctuations in currency exchange rates, general price inflation, changes in interest rates, reimbursement challenges, impacts from changes in the mix of MiniMed’s product offerings, delays in product registration approvals, replacement cycle challenges, supply chain challenges, and tender pricing in certain countries.
MiniMed’s production of certain products requires custom components that are sourced internationally. MiniMed does not currently anticipate tariffs imposed by the United States to significantly impact its manufacturing operations due to the duty-free treatment offered by the Nairobi Protocol, which provides duty-free treatment for items that benefit handicapped persons. While the extent of the tariffs levied by the United States remains uncertain, recent government actions have not limited the use of the Nairobi Protocol.
Seasonality
MiniMed’s total revenues vary slightly from quarter to quarter. Based on historical experience, MiniMed generally has higher revenues toward calendar year end and its fiscal year end. The trend is primarily driven by annual insurance deductible resets and unfunded flexible spending account dynamics in the U.S. market, which is partially counteracted by lower pump sales as MiniMed’s competitors push for a strong end to their fiscal years, which align to calendar years. Sales of MiniMed’s single-use products such as infusion sets, reservoirs, and CGMs have generally mitigated quarterly seasonal fluctuations in pump sales.
Foreign Currency
A significant portion of MiniMed’s revenues and expenses are denominated in currencies other than the U.S. dollar. As a result, changes in foreign currency exchange rates may impact reported revenue, gross margin, and operating results from period to period. MiniMed continues to evaluate its exposure to foreign currency risk as it transitions to standalone operations.
Components of Results of Operations
Sales
MiniMed’s net sales are generated primarily from the sale of reusable and single-use products which collectively comprise MiniMed’s AID and Smart MDI systems.
MiniMed’s insulin pumps and pens are considered reusable products as patients are able to continue their use of these products for a period of one year or more. Patients are generally eligible for reimbursement coverage of a new insulin pump every four to five years depending on both geography and payer type. Not all patients elect to replace their pump on this cycle and some use their pumps for longer than the replacement period because they can continue to operate as the patient continues to purchase consumables. Patients using durable insulin pens typically obtain replacements on an annual cycle due to reimbursement and product life span.
MiniMed’s CGMs and the consumable components comprised of infusion sets and reservoirs associated with pumps are considered single-use products as these products are required to be replaced frequently for uninterrupted operation of MiniMed’s AID and Smart MDI systems. Patients using AID systems as well as Smart MDI systems typically replace their sensors either on a weekly basis as the Guardian 4 sensor and Simplera Sync sensors are indicated for up to 7 days of use, or on a bi-weekly basis as the Instinct sensor is indicated for up to 15 days of use. Patients using AID systems also replace their infusion sets and reservoirs either weekly or multiple times per week, depending on the type of infusion sets and reservoirs they use.
Cost of Products Sold
Cost of products sold includes raw materials, labor costs, manufacturing overhead expenses, shipping and handling costs incurred to store, move, and prepare products for shipment, amortization of purchased technology intangible assets, import tariffs and duties, reserves for expected warranty costs, scrap and excess, and obsolete inventory. Manufacturing overhead expenses include expenses relating to manufacturing engineering, material procurement, inventory and quality control, facilities, depreciation, information technology, and operations supervision and management.
Selling, General and Administrative
Selling, general, and administrative expense primarily consists of salaries and wages, benefits, other administrative costs, such as professional fees and marketing expenses, stock-based compensation, and restructuring associated expenses. Selling, general, and administrative expense also includes amortization expense related to MiniMed’s customer list and tradename intangible assets.
Research and Development
Research and development costs include costs of research, engineering, and technical activities to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.
Certain Litigation Charges
MiniMed classifies specified certain litigation charges and gains related to significant legal matters as certain litigation charges, net in the consolidated statements of operations.
Other Operating Income and Expense, Net
Other operating expense (income), net primarily includes restructuring expense, currency remeasurement, and income from research and development funding arrangements.
Other Non-Operating Expense (Income), Net
Other non-operating expense (income), net includes investment gains and losses.
Income Tax Provision
Income tax provision includes current and deferred income tax expense related to federal, state, and international jurisdictions.
Key Business Metrics
MiniMed regularly reviews the following key business metrics to evaluate its business, measure its performance, identify trends affecting its business, formulate financial projections, and make strategic decisions. In assessing the performance of MiniMed’s business, in addition to considering a variety of measures in accordance with U.S. GAAP, MiniMed also considers a variety of other key business metrics, including non-GAAP measures.
MiniMed believes that these key business metrics provide useful information to users of MiniMed’s financial statements in understanding and evaluating MiniMed’s results of operations in the same manner as MiniMed’s management team. The presentation of these key business metrics, including Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA, which are non-GAAP financial measures, is not intended to be considered in isolation or as a substitute for, or superior to, the financial information prepared and presented in accordance with U.S. GAAP. See “Non-GAAP Measures” below.
The following table sets forth MiniMed’s key business metrics, including non-GAAP measures, for the periods indicated:

	Three Months Ended		Fiscal Year Ended
(Dollars in millions)	July 31, 2026	July 25, 2025	April 24, 2026	April 25, 2025	April 26, 2024
Net Sales	$843	$723	$3,102	$2,715	$2,469
Gross Profit	$465	$409	$1,680	$1,528	$1,436
Net Income (Loss)	$—	$(16)	$(317)	$(198)	$(107)
New Pumps Sold (in thousands)	34	32	145	145	143
Global CGM Attachment Rate	69%	64%	66%	59%	52%
Net Sales Growth	16.6%	16.1%	14.2%	10.0%	10.0%
Organic Revenue Growth (1)	15.8%	7.8%	8.0%	11.5%	8.6%
Adjusted Gross Profit (1)	$471	$409	$1,787	$1,573	$1,463
Adjusted EBITDA (1)	$83	$50	$202	$253	$147
______________
(1)See “—Non-GAAP Measures” below for a discussion of Organic Revenue Growth, Adjusted Gross Profit, Adjusted EBITDA, and a reconciliation with the most directly comparable U.S. GAAP measure.
Gross Profit
Gross profit is MiniMed’s net sales, less cost of products sold.
New Pumps Sold
A leading indicator of MiniMed’s pump user base growth is the number of new pumps sold. MiniMed defines New Pumps Sold as the number of new pumps sold to patients in a given period, inclusive of pumps sold to new patients and renewals by existing patients. This metric illustrates the number of new pump starts and renewals during each period presented, highlighting MiniMed’s capability to identify, attract, and retain users.
Global CGM Attachment Rate
Because MiniMed commercializes all parts of the smart dosing insulin therapy ecosystem, MiniMed is uniquely positioned to capture greater revenue per user than its competitors that only offer certain components of such systems. A key growth driver is MiniMed’s ability to increase CGM revenue per pump user which is reflected by MiniMed’s CGM Attachment Rate. MiniMed defines CGM Attachment Rate as the percentage of total pump user base that is also using an integrated MiniMed CGM.
Organic Revenue Growth
Organic Revenue Growth measures MiniMed’s revenue growth trends excluding the impacts of foreign currency rate fluctuations and adjustments to MiniMed’s Italian payback accrual for certain prior years since 2015, which is further described in Note 12, “Commitments and Contingencies,” to MiniMed’s condensed consolidated financial statements and Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements. MiniMed uses Organic Revenue Growth to assess MiniMed’s performance on a consistent basis by removing the impacts of foreign currency rate fluctuations and adjustments to the Italian payback accrual that MiniMed believes do not directly reflect MiniMed’s underlying operations. See “Non-GAAP Measures” below for a reconciliation of Organic Revenue Growth to Net Sales Growth, its most directly comparable U.S. GAAP measure.

Adjusted Gross Profit
Adjusted Gross Profit is a non-GAAP measure that MiniMed uses to assess MiniMed’s overall performance. MiniMed defines Adjusted Gross Profit as U.S. GAAP gross profit, excluding amortization of intangible assets and certain other non-operational items. MiniMed believes Adjusted Gross Profit provides consistency and comparability with MiniMed’s past financial performance and facilitates period-to-period comparisons of operations, as these metrics eliminate the effects of the adjustments that are unrelated to overall operating performance. See “Non-GAAP Measures” below for a reconciliation of Adjusted Gross Profit to gross profit, its most directly comparable U.S. GAAP measure.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure, calculated as net loss adjusted to exclude interest expense, provision for income taxes, and depreciation and amortization, further adjusted to exclude the impact of certain other non-operational items. MiniMed uses Adjusted EBITDA to supplement U.S. GAAP measures of performance in the evaluation of the effectiveness of MiniMed’s business strategies, to make budgeting decisions, and to compare MiniMed’s performance against that of other peer companies using similar measures. See “Non-GAAP Measures” below for a reconciliation of Adjusted EBITDA to net loss, its most directly comparable U.S. GAAP measure.
Results of Operations
Comparison of the Three Months Ended July 31, 2026 and July 25, 2025
The following table sets forth a summary of MiniMed’s condensed consolidated results of operations for the three months ended July 31, 2026 and July 25, 2025, and the changes between periods:

	Three Months Ended		Change
(Dollars in millions)	July 31, 2026	July 25, 2025	Amount	Percent
Net Sales	$843	$723	$120	16.6%
Cost of products sold	378	314	65	20.7%
Gross profit	465	409	55	13.5%
Operating expenses:
Research and development expense	115	125	(10)	(7.8)%
Selling, general, and administrative expenses	312	283	29	10.4%
Certain litigation charges, net	(2)	17	(19)	(113.8)%
Other operating expense (income), net	36	(2)	37	NM
Operating income (expense)	5	(13)	18	135.4%
Other non-operating expense (income), net	—	—	—	NM
Income (loss) before income taxes	4	(13)	17	133.0%
Income tax provision	4	3	1	20.8%
Net income (loss)	$—	$(16)	$16	100.9%
Net income attributable to noncontrolling interests	$—	$(3)	$3	100.0%
Net income (loss) attributable to MiniMed	$—	$(19)	$20	100.7%
_________________
(1)Not meaningful (NM)

Net Sales
The table below includes net sales by product category for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended		Change
(in millions)	July 31, 2026	July 25, 2025	Amount	%
Pumps	$144	$119	$26	21.5%
Consumables	261	229	32	13.8%
CGM	431	360	72	19.9%
Other (1)	7	15	(9)	(57.1)%
Total net sales	$843	$723	$120	16.6%
_________________
(1)Primarily includes revenue generated from the sale of smart insulin pens and services. Amounts in this line also reflect adjustments to MiniMed’s Italian payback accruals resulting from two rulings in 2024 by the Constitutional Court of Italy and the Legislative Decree published by the Italian government in 2025. See Note 12, Commitments and Contingencies, to MiniMed’s condensed consolidated financial statements.
The table below includes net sales by market geography for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended		Change
(in millions)	July 31, 2026	July 25, 2025	Amount	Percent
U.S. (1)	$240	$212	$28	13.1%
International (2)	603	511	92	18.1%
Total	$843	$723	$120	16.6%
________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
Net sales for the three months ended July 31, 2026 was $843 million as compared to $723 million for the three months ended July 25, 2025. This represents growth of 17% as reported and 16% organic growth. The extra week in MiniMed’s 52-53 week fiscal calendar contributed approximately 4 to 6 percentage points of that growth. International sales increased by 18% and U.S. sales increased 13% primarily as a result of increased volumes, as well as the benefit of the additional week of sales in the current year period as compared to the prior year period. International net sales growth benefited from strong, broad-based growth across pumps, CGM, and consumables, on expanded Simplera sensor supply and the Instinct sensor launch. For the three months ended July 31, 2026, there was no Italian payback adjustment to net sales as compared to an increase in net sales of $7 million for the three months ended July 25, 2025. This was due to changes in estimates relating to MiniMed’s Italian payback accrual resulting from the two July 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government in June 2025, and formalized into law in August 2025 for certain prior years since 2015. U.S. net sales benefited from the launch of MiniMed Flex with Simplera, which started shipping in June 2026.
Pump sales grew 22% for the three months ended July 31, 2026. The number of new pumps sold declined 17.9% compared to the three months ended April 24, 2026. International pump sales were driven by increased availability of new sensors with increased supply of Simplera, as well as the European commercial launch of the Instinct sensor at the start of July. This increased availability of new sensors helped to drive both strong CGM growth as well as strong pump revenue growth. In the U.S., pump sales were driven by the U.S. launch of MiniMed Flex insulin pump system, which started shipping in June with MiniMed’s Simplera sensor. As of July 31, 2026, the MiniMed Flex insulin pump had not yet launched in regions outside the U.S.
Consumables sales increased 14% for the three months ended July 31, 2026. MiniMed’s growth was the result of increased volume of patients using its AID systems which require frequent replacement of the infusion sets and reservoirs for uninterrupted operation. The increase in the volume of patients using MiniMed’s AID systems across global markets was due to the competitive strength of the MiniMed 780G system and launch of MiniMed Flex in the US which have enabled MiniMed to attract new patients as well as retain its existing user base.
CGM sales increased 20% for the three months ended July 31, 2026, as a result of the continued increase in the Global CGM Attachment Rate, which rose from 64% in the three months ended July 25, 2025, to 69% in the three months ended July 31, 2026 (a 100 bps increase compared to the three months ended April 24, 2026). CGM sales were boosted by increased Simplera sensor supply in Europe as well as the European commercial launch of the Instinct sensor at the start of July. In the U.S., CGM sales benefited from continued momentum from the launch of Simplera and Instinct CGM in the third quarter of fiscal year 2026, and the launch of MiniMed Flex insulin pump system with Simplera, which started shipping in June 2026.
Cost and Expenses
The following is a summary of cost of products sold, research and development, and selling, general, and administrative expenses as a percentage of net sales for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended		% of Net Sales
(Dollars in millions)	July 31, 2026	July 25, 2025	July 31, 2026	July 25, 2025
Cost of products sold	$378	$314	44.9%	43.4%
Research and development expense	$115	$125	13.6%	17.2%
Selling, general, and administrative expenses	$312	$283	37.0%	39.1%
Cost of Products Sold and Gross Profit
Cost of products sold for the three months ended July 31, 2026, was $378 million, resulting in gross profit of $465 million, as compared to cost of products sold of $314 million and gross profit of $409 million for the three months ended July 25, 2025. Gross margin for the three months ended July 31, 2026 was 55.1%, compared to 56.6% in the prior year, a decrease of 1.5 percentage points. The decrease in gross margin was primarily driven by the higher mix of Simplera sensors, which currently have a lower gross margin than MiniMed’s legacy and Instinct sensors.
Research and Development Expense
Research and development expense for the three months ended July 31, 2026 was $115 million, as compared to $125 million for the three months ended July 25, 2025. The decrease was primarily driven by a $10 million acquisition of technology not yet approved by regulators during the three months ended July 25, 2025.
Selling, General, and Administrative Expense
Selling, general, and administrative expense for the three months ended July 31, 2026 was $312 million, as compared to $283 million for the three months ended July 25, 2025. The increase was primarily driven by $19 million of incremental commercialization activities to support higher sales of MiniMed in the current year, as well as a $10 million increase in information technology and software development costs.
Certain Litigation Charges, Net
Certain litigation charges, net was a credit of $2 million for the three months ended July 31, 2026, as compared to a charge of $17 million for the three months ended July 25, 2025. Amounts in both periods primarily related to litigation activity associated with the retainer ring matter. The credit of $2 million during the three months ended July 31, 2026 was related to the reversal of a previous accrual. See Note 12, “Commitments and Contingencies,” to MiniMed’s condensed consolidated financial statements.
Other Operating Expense (Income), Net
Other operating expense (income), net was $36 million of expense for the three months ended July 31, 2026 as compared to $2 million of income for the three months ended July 25, 2025. The increase was primarily driven by service charges and transition costs arising from the Separation and ongoing agreements with Medtronic following MiniMed’s IPO.
Other Non-Operating Expense (Income), Net
Other non-operating expense (income), net was insignificant for the three months ended July 31, 2026 and July 25, 2025.
Income Taxes
MiniMed recognized income tax expense of $4 million for the three months ended July 31, 2026, as compared to $3 million for the three months ended July 25, 2025. The change in the effective tax rate and income tax provision primarily related to year-over-year changes in operational results by jurisdiction and the impact of valuation allowances in certain jurisdictions.
Comparison of the Fiscal Years Ended April 24, 2026, April 25, 2025, and April 26, 2024
The following table sets forth a summary of MiniMed’s consolidated results of operations for the fiscal years ended April 24, 2026 and April 25, 2025, and the changes between periods. A discussion of the results of operations for the fiscal year ended April 25, 2025 compared to the fiscal year ended April 26, 2024 has been omitted in reliance on Instruction 1 to Item 303(a) of Regulation S-K and is included under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in MiniMed’s final prospectus filed with the SEC on March 6, 2026 pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, relating to MiniMed’s Registration Statement on Form S-1, which final prospectus is available on the SEC’s EDGAR website.

	Fiscal Year Ended		Change
(Dollars in millions)	April 24, 2026	April 25, 2025	Amount	Percent
Net Sales	$3,102	$2,715	$387	14%
Cost of products sold	1,422	1,187	235	20%
Gross profit	1,680	1,528	152	10%
Operating expenses:
Research and development expense	448	436	12	3%
Selling, general, and administrative expenses	1,183	1,080	102	9%
Certain litigation charges, net	18	165	(147)	(89)%
Other operating expense (income), net	221	(8)	229	NM
Operating (loss) profit	(190)	(146)	(44)	30%
Other non-operating expense (income), net	(1)	1	(1)	(180)%
(Loss) profit before income taxes	(189)	(147)	(43)	29%
Income tax provision	128	52	76	147%
Net loss	$(317)	$(198)	$(119)	(60)%
Net income attributable to noncontrolling interests	$ (16)	$ (15)	$(1)	(9)%
Net loss attributable to MiniMed	$ (333)	$ (213)	$(120)	(56)%
_________________
(1)Not meaningful (NM)

Net Sales
The table below includes net sales by product category for the fiscal year ended April 24, 2026 and April 25, 2025:

	Fiscal Year Ended		Change
			2026 to 2025
(in millions)	April 24, 2026	April 25, 2025	Amount	Percent
Pumps	$546	$541	$ 5	1%
Consumables	956	854	102	12%
CGM	1,553	1,313	240	18%
Other (1)	46	6	40	NM (2)
Total net sales	$ 3,102	$ 2,715	$ 387	14%
_______________
(1)Primarily includes net sales generated from the sale of smart insulin pens and services. Also reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015. Refer to Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements.
(2)Not meaningful (NM)
The table below includes net sales by market geography for the fiscal year ended April 24, 2026 and April 25, 2025:

	Fiscal Year Ended		Change
			2026 to 2025
(in millions)	April 24, 2026	April 25, 2025	Amount	%
U.S. (1)	$917	$903	$14	2%
International (2)	2,185	1,812	373	21%
Total	$3,102	$2,715	$387	14%
______________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
Net sales for the fiscal year ended April 24, 2026 was $3.1 billion as compared to $2.7 billion for the fiscal year ended April 25, 2025. International sales increased by 21% and U.S. sales increased 2% primarily as a result of increased volumes. International net sales growth benefited from 6% growth in pumps, 16% growth in consumables, 24% growth in CGM, positive changes in MiniMed’s Italian payback accrual, and favorable impacts of foreign currency fluctuations. U.S. net sales were negatively impacted by timing effects associated with early U.S. FDA clearance of MiniMed Flex, which MiniMed believes led to certain customers deferring pump decisions, resulting in a 7% decline in pumps. MiniMed also experienced a 1% decline in consumables, offset by an 8% improvement in CGM. For the fiscal year ended April 24, 2026, the impact of the Italian payback adjustment resulted in an increase to net sales of $7 million as compared to a decrease in net sales of $20 million for the fiscal year ended April 25, 2025. This was due to changes in estimates relating to MiniMed’s Italian payback accrual resulting from the two July 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government in June 2025, and formalized into law in August 2025 for certain prior years since 2015.
Pump sales grew 1% for the fiscal year ended April 24, 2026. While MiniMed experienced continued growth of 6% in international pump sales following the launch of the Simplera CGM in Europe in fiscal year 2025, MiniMed experienced a 7% decline in the U.S. impacted by timing effects associated with the early U.S. FDA clearance of MiniMed Flex, which MiniMed believes led to certain customers deferring pump decisions, and the delayed launch of Simplera CGM in the United States, which resulted in a competitive disadvantage and limited MiniMed’s ability to grow NPS in the first half of fiscal year 2026. However, following the launch of Simplera and Instinct CGM in the U.S. in the third quarter of fiscal year 2026, domestic pump sales grew in the second half of the fiscal year, reducing year-to-date pump sales decline to 7% for the fiscal year ended April 24, 2026, as compared to a 15% decline in the first half of fiscal year 2026.

Consumables sales increased 12% for the fiscal year ended April 24, 2026, as a result of 16% growth internationally and offset by a 1% decline in the U.S. MiniMed’s international growth was the result of increased volume of patients using MiniMed’s AID systems which require frequent replacement of the infusion sets and reservoirs for uninterrupted operation. The increase in the volume of patients using MiniMed’s AID systems in international markets was due to the competitive strength of the MiniMed 780G system which has enabled MiniMed to attract new patients as well as retain its existing patient base. Fewer NPS in the U.S. resulted in reduced consumables sales during the fiscal year ended April 24, 2026.
CGM sales increased 18% for the fiscal year ended April 24, 2026, as a result of the continued increase in the Global CGM Attachment Rate, which rose from 59% in the fiscal year ended April 25, 2025, to 66% in the fiscal year ended April 24, 2026. Higher CGM Attachment Rate and pump user base in international markets drove 24% growth in international CGM sales which was primarily attributable to the introduction of the Simplera CGM in Europe in fiscal year 2025. CGM sales in the U.S. grew 8% during the fiscal year ended April 24, 2026, as a result of a sustained upward trend in CGM Attachment Rate and the launch of Simplera and Instinct CGM in the third quarter of fiscal year 2026. MiniMed has experienced a sustained upward trend in CGM Attachment Rate in the U.S. since the launch of the MiniMed 780G system in fiscal year 2024 as the automation algorithm is only compatible with MiniMed CGMs.
Costs and Expenses
The following is a summary of cost of products sold, research and development, and selling, general and administrative expenses as a percentage of net sales for the fiscal year ended April 24, 2026 and April 25, 2025:

	Fiscal Year Ended		% of Net Sales
(Dollars in millions)	April 24, 2026	April 25, 2025	April 24, 2026	April 25, 2025
Cost of products sold	$1,422	$1,187	45.8%	43.7%
Research and development expense	$448	$436	14.5%	16.1%
Selling, general, and administrative expenses	$1,183	$1,080	38.1%	39.8%
Cost of Products Sold
Cost of products sold for the fiscal year ended April 24, 2026 was $1.4 billion as compared to $1.2 billion for the fiscal year ended April 25, 2025. The increase in cost of products sold for both periods was driven by the increased volume of products sold as well as changes in product mix as further described below. Additionally, the increase was driven by $84 million of asset write offs associated with the termination of a third-party manufacturing agreement, and $20 million of warranty expense during the fiscal year ended April 24, 2026.
The increase in cost of products sold as a percentage of net sales for the fiscal year ended April 24, 2026 was primarily driven by a 289 bps increase from the asset write offs and a 22 bps increase from the warranty expense, product mix from CGMs, which have a lower gross profit margin relative to MiniMed’s insulin pumps and other consumables. The increase was partially offset by favorable currency impact on net sales in addition to changes in the Italian payback accruals impacting net sales for the fiscal year ended April 24, 2026 and April 25, 2025.
For additional information about the asset write-offs, refer to Note 4, “Restructuring,” to MiniMed’s consolidated financial statements.
Research and Development Expense
Research and development expense for the fiscal year ended April 24, 2026 was $448 million as compared to $436 million for the fiscal year ended April 25, 2025. The increase was primarily driven by a $10 million acquisition of technology not yet approved by regulators.
Selling, General, and Administrative Expense
Selling, general, and administrative expense for the fiscal year ended April 24, 2026 was $1.2 billion as compared to $1.1 billion for the fiscal year ended April 25, 2025. The increase was primarily driven by $56 million for incremental commercialization activities to support higher sales of MiniMed, particularly Simplera Sync outside the United States, and increased marketing expenses in the U.S., a $16 million increase for short-term and long-term incentives, and a $7 million increase in provision for credit losses.
Certain Litigation Charges, Net
Certain litigation charges, net were $18 million for the fiscal year ended April 24, 2026 compared with $165 million for the fiscal year ended April 25, 2025. The fiscal year 2026 amount primarily relates to charges associated with the retainer ring matter, while the year-over-year decrease was primarily due to the $165 million charges recognized in fiscal year 2025 in connection with the resolution of the contractual dispute under a product funding arrangement, for which there were no corresponding charges in fiscal year 2026.
For additional information, refer to Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements.
Other Operating Expense (Income), Net
Other operating expense (income), net was $221 million of expense for the fiscal year ended April 24, 2026 as compared to $8 million of income for the fiscal year ended April 25, 2025. The increase was primarily driven by a one-time charge of $157 million during the fourth quarter of fiscal year 2026 related to future minimum royalty payment obligations under a research and development funding arrangement with Blackstone, as well as a $27 million increase in restructuring charges primarily related to employee termination benefits and facility consolidations to support cost reduction initiatives. For more information on MiniMed’s restructuring charges and research and development arrangements, refer to Note 4, “Restructuring,” and Note 11, “Research and Development Funding Arrangements,” to MiniMed’s consolidated financial statements.
Other Non-Operating Expense (Income), Net
Other non-operating expense (income), net primarily includes investment gains and losses. Other non-operating expense (income), net was insignificant for the fiscal years ended April 24, 2026 and April 25, 2025.
Income Taxes
Income tax provision includes current and deferred income tax expense related to federal, state, and international jurisdictions.
The income tax provision was $128 million for the fiscal year ended April 24, 2026 as compared to $52 million for the fiscal year ended April 25, 2025. The change in the effective tax rate and income tax provision primarily relates to year-over-year changes in operational results by jurisdiction and the impact of valuation allowances in certain jurisdictions.
On July 4, 2025, the U.S. government enacted The One Big Beautiful Bill Act (OBBBA) of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for MiniMed beginning fiscal year 2026 and the impact for the fiscal year ended April 24, 2026 was not material.
Non-GAAP Measures
In addition to MiniMed’s financial results determined in accordance with U.S. GAAP, MiniMed presents certain financial measures that facilitate management’s review of the operational performance of MiniMed and as a basis for strategic planning; however, such financial measures are not presented in MiniMed’s financial statements prepared in accordance with U.S. GAAP. These financial measures are considered “non-GAAP financial measures” and are intended to supplement, and should not be considered as superior to, financial measures presented in accordance with U.S. GAAP. These include Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA. MiniMed believes that non-GAAP financial measures provide information useful to investors in understanding MiniMed’s underlying operational performance and trends and may facilitate comparisons with the performance of other companies in the medical technologies industry.
In addition to MiniMed’s financial results determined in accordance with U.S. GAAP, MiniMed believes the following non-GAAP measures are useful in evaluating MiniMed’s operating performance. MiniMed uses the following non-GAAP financial measures to evaluate MiniMed’s ongoing operations and for internal planning and forecasting purposes. MiniMed believes that these non-GAAP financial measures, when taken together with the corresponding U.S. GAAP financial measures, provide meaningful supplemental information regarding MiniMed’s performance by excluding certain items that may not be indicative of MiniMed’s business, results of operations, or outlook.
In particular, MiniMed believes that the use of Organic Revenue Growth, Adjusted Gross Profit, and Adjusted EBITDA are helpful to MiniMed’s investors as they are metrics used by management to assess the health of MiniMed’s business and MiniMed’s operating performance. However, non-GAAP financial information is presented for supplemental informational purposes only, has limitations as an analytical tool, and should not be considered in isolation or as a substitute for financial information presented in accordance with U.S. GAAP. In evaluating the non-GAAP financial information presented, investors should be aware that in the future that MiniMed may incur expenses that are the same as or similar to some of the adjustments in such presentation and MiniMed’s presentation of non-GAAP information should not be construed as an inference that its future results will be unaffected by unusual or non-recurring items. In addition, other companies, including companies in MiniMed’s industry, may calculate similarly titled non-GAAP measures differently or may use other measures to evaluate their performance, all of which could reduce the usefulness of MiniMed’s non-GAAP financial measures as tools for comparison.
A reconciliation is provided below for each non-GAAP financial measure to the most directly comparable financial measure stated in accordance with U.S. GAAP. Investors are encouraged to review the related U.S. GAAP financial measures and the reconciliation of these non-GAAP financial measures to their most directly comparable U.S. GAAP financial measures, and not to rely on any single financial measure to evaluate MiniMed’s business.
Organic Revenue Growth
Organic Revenue Growth measures MiniMed’s revenue growth trends excluding the impacts of foreign currency rate fluctuations and adjustments to MiniMed’s Italian payback accrual for certain prior years since 2015, which is further described in Note 12, “Commitments and Contingencies,” to MiniMed’s condensed consolidated financial statements and Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements. MiniMed uses Organic Revenue Growth to assess MiniMed’s performance on a consistent basis by removing the impacts of foreign currency rate fluctuations and adjustments to the Italian payback accrual that MiniMed believes do not directly reflect MiniMed’s underlying operations.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
	Reported net sales			Adjustments		Organic Revenue
(in millions)	July 31, 2026	July 25, 2025	Growth	July 31, 2026(2)	July 25, 2025(3)	July 31, 2026	July 25, 2025	Growth
U.S.(1)	$240	$212	13.1%	$—	$—	$240	$212	13.1%
International(1)	603	511	18.1%	14	7	589	504	16.9%
Total	$843	$723	16.6%	$14	$7	$829	$716	15.8%
_______________
(1)U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
(2)The three months ended July 31, 2026, excludes $14 million of revenue adjustments of favorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
(3)The three months ended July 25, 2025 excludes $7 million of Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court of Italy for certain prior years since 2015.

The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the fiscal year ended April 24, 2026 and April 25, 2025:

	Fiscal Year Ended
	Reported net sales			Adjustments		Organic Revenue
(in millions)	April 24, 2026	April 25, 2025	Growth	April 24, 2026(2)	April 25, 2025(3)	April 24, 2026(2)	April 25, 2025(3)	Growth
U.S.(1)	$917	$903	1.5%	$—	$—	$917	$903	1.5%
International(1)	2,185	1,812	20.6%	147	(20)	2,038	1,832	11.2%
Total	$3,102	$2,715	14.2%	$147	$(20)	$2,955	$2,735	8.0%
______________
(1)U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
(2)The fiscal year ended April 24, 2026 excludes $147 million of revenue adjustments, including a $7 million adjustment in the Italian payback accruals due to changes in estimates as a result of the Legislative Decree published by the Italian government on June 30, 2025 for years 2015 to 2018 and $140 million of favorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
(3)The fiscal year ended April 25, 2025 excludes $20 million of Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court of Italy for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the fiscal year ended April 25, 2025 and April 26, 2024:

	Fiscal Year Ended
	Reported net sales			Adjustments		Organic Revenue
(in millions)	April 25, 2025	April 26, 2024	Growth	April 25, 2025(2)	April 26, 2024	April 25, 2025(2)	April 26, 2024	Growth
U.S.(1)	$903	$833	8.4%	$—	$—	$903	$833	8.4%
International(1)	1,812	1,636	10.8%	(39)	—	1,851	1,636	13.1%
Total	$2,715	$2,469	10.0%	$(39)	$—	$2,754	$2,469	11.5%
________________
(1)U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
(2)Fiscal year 2025 excludes $39 million of revenue adjustments, including $20 million of incremental Italian payback accruals as a result of the two July 22, 2024 rulings by the Constitutional Court for certain prior years since 2015 and $19 million of unfavorable currency impact on the remaining net sales. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
The following table presents a reconciliation of U.S. GAAP net sales to Organic Revenue Growth for the fiscal year ended April 26, 2024 and April 28, 2023.

	Fiscal Year Ended
	Reported net sales			Adjustments		Organic Revenue
(in millions)	April 26, 2024	April 28, 2023	Growth	April 26, 2024 (2)	April 28, 2023	April 26, 2024 (2)	April 28, 2023	Growth
U.S.(1)	$833	$832	0.1%	$—	$—	$833	$832	0.1%
International(1)	1,636	1,413	15.8%	31	—	1,605	1,413	13.6%
Total	$2,469	$2,245	10.0%	$31	$—	$2,438	$2,245	8.6%
________________
(1)U.S. includes the United States and U.S. territories. International includes all other non-U.S. countries.
(2)Fiscal year 2024 excludes $31 million of revenue adjustments related to favorable currency impact. The currency impact to net sales measures the change in net sales between current and prior year periods using constant exchange rates.
Adjusted Gross Profit
Adjusted Gross Profit measures MiniMed’s gross profit excluding the impact of factors unrelated to overall operating performance. Management uses Adjusted Gross Profit to assess MiniMed’s overall performance on a consistent basis by removing the impact of certain items that MiniMed believes do not directly reflect MiniMed’s underlying operations. MiniMed calculates Adjusted Gross Profit as U.S. GAAP gross profit, adjusted for the amortization of intangible assets and certain other non-operational items.
The following table presents a reconciliation of U.S. GAAP gross profit to Adjusted Gross Profit for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Gross profit	$465	$409
Adjustments:
Amortization of intangible assets	6	6
Other adjustments (1)	—	(7)
Adjusted Gross Profit (Non-GAAP)	$471	$409
_________________
(1)Reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP gross profit to Adjusted Gross Profit for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024:

	Fiscal Year Ended
(in millions)	April 24, 2026	April 25, 2025	April 26, 2024
Gross profit	$1,680	$1,528	$1,436
Adjustments:
Restructuring and associated costs (1)	90	—	1
Amortization of intangible assets	24	24	24
Other adjustments (2)	(7)	20	—
Costs to comply with medical device regulations (3)	—	1	2
Adjusted Gross Profit (Non-GAAP)	$1,787	$1,573	$1,463
_______________
(1)Primarily relates to asset write-offs associated with the December 2025 plan to terminate a third-party manufacturing agreement.
(2)Reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
(3)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. MiniMed considers these costs to be duplicative of previously incurred costs and/or one-time costs, which are limited to a specific time period.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP financial measure that MiniMed uses to assess MiniMed’s overall performance. Management uses Adjusted EBITDA for business planning purposes as this measure facilitates internal comparisons of MiniMed’s historical operating performance on a more consistent basis. MiniMed calculates Adjusted EBITDA as Net Loss before interest, taxes, depreciation, and amortization, further adjusted to remove the impact of certain other non-operational items.

The following table presents a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Net income (loss)	$—	$(16)
Income tax provision	4	3
Depreciation and amortization	41	39
Adjustments:
Stock-based compensation	10	9
Restructuring and associated costs (1)	2	3
Certain litigation charges, net (2)	(2)	17
Transaction costs (3)	27	2
Other adjustments (4)	—	(7)
Adjusted EBITDA	$83	$50
________________
(1)All periods presented include charges related to employee termination benefits and consulting expenses directly related to the restructuring efforts.
(2)Charges primarily relate to the Diabetes Pump Retainer Ring litigation and accruals associated with other legal proceedings, including matters resolved during the period.
(3)These charges represent costs incurred associated with the Separation.
(4)Reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.
The following table presents a reconciliation of U.S. GAAP net loss to Adjusted EBITDA for the fiscal year ended April 24, 2026, April 25, 2025, and April 26, 2024.

	Fiscal Year Ended
(in millions)	April 24, 2026	April 25, 2025	April 26, 2024
Net loss	$(317)	$(198)	$(107)
Non-operating and interest expense	(1)	—	—
Income tax provision	128	52	38
Depreciation and amortization	156	143	129
Adjustments:
Stock-based compensation	46	41	38
Restructuring and associated costs (1)	142	25	29
Certain litigation charges, net (2)	18	165	—
Transaction costs (3)	36	3	—
Other adjustments (4)	(7)	20	—
Losses on minority investments (5)	1	1	1
Costs to comply with medical device regulations (6)	—	1	2
Acquisition-related costs (7)	—	—	17
Adjusted EBITDA	$202	$253	$147
_______________
(1)The fiscal year ended April 24, 2026 primarily includes asset write-offs and contract termination costs associated with the December 2025 plan to terminate a third-party manufacturing agreement. Additionally, all periods presented include charges related to employee termination benefits and consulting expenses directly related to the restructuring efforts.
(2)The fiscal year ended April 24, 2026 charges primarily relate to the Diabetes Pump Retainer Ring litigation. The fiscal year ended April 25, 2025 charges relate to a contractual dispute resolution under a product funding arrangement.
(3)These charges represent costs incurred associated with the Separation.
(4)Reflects adjustments to MiniMed’s Italian payback accruals resulting from the two July 22, 2024 rulings by the Constitutional Court and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015.

(5)MiniMed excludes unrealized and realized gains and losses on MiniMed’s minority investments as MiniMed does not believe that these components of income or expense have a direct correlation to MiniMed’s ongoing or future business operations.
(6)The charges represent incremental costs of complying with the new European Union medical device regulations for previously registered products and primarily include charges for contractors supporting the project and other direct third-party expenses. MiniMed considers these costs to be duplicative of previously incurred costs and/or one-time costs.
(7)These charges primarily relate to losses on foreign currency forward contracts entered into in advance of a previously contemplated business combination.
LIQUIDITY AND CAPITAL RESOURCES
Liquidity
As of July 31, 2026, MiniMed had $207 million in cash and cash equivalents, and MiniMed had no long-term debt outstanding. MiniMed’s primary sources of liquidity are cash and cash equivalents on hand, cash generated from operations, and available borrowings under its revolving credit facility. MiniMed believes that its cash and cash equivalents, future cash flows from operations, and availability under its revolving credit facility, will be sufficient to fund MiniMed’s ongoing core business activities for at least the next twelve months.
Following MiniMed’s Separation and the completion of its IPO in March 2026, MiniMed manages its own cash and financing activities and no longer participates in Medtronic’s centralized cash management programs. MiniMed’s liquidity requirements are primarily driven by working capital needs, investments in product innovation and commercialization activities, capital expenditures, and other general corporate purposes.
MiniMed maintains a five‑year senior secured Revolving Credit Facility (as defined in “Description of Certain Indebtedness of MiniMed”) with an aggregate available principal amount of up to $500 million, available in U.S. dollars and certain approved alternative currencies. For further information, see Note 7. “Debt,” to MiniMed’s condensed consolidated financial statements and Note 7. “Debt,” to MiniMed’s consolidated financial statements.
The following is a summary of cash (used in) provided by operating, investing, and financing activities, the effect of exchange rate changes on cash and cash equivalents, and the net change in cash and cash equivalents:
Summary of Cash Flows for the three months ended July 31, 2026 and July 25, 2025

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Cash provided by (used in):
Operating activities	$(49)	$(141)
Investing activities	(41)	(63)
Financing activities	—	202
Effect of exchange rate changes on cash and cash equivalents	$(1)	$—
Net change in cash and cash equivalents	$(91)	$(2)
Operating Activities
Net cash used in operating activities was $49 million for the three months ended July 31, 2026, compared to $141 million for the three months ended July 25, 2025. For the three months ended July 31, 2026, MiniMed reported break-even net income, net non-cash adjustments were $62 million, and the change in operating assets and liabilities was a decrease of $111 million. For the three months ended July 25, 2025, MiniMed incurred a $16 million net loss, net non-cash adjustments were $64 million, and the change in operating assets and liabilities was a decrease of $188 million.
Investing Activities
Net cash used in investing activities was $41 million for the three months ended July 31, 2026, which primarily consisted of purchases of property and equipment, primarily consisting of capital expenditures supporting product development and manufacturing efforts. Net cash used in investing activities was $63 million for the three months ended July 25, 2025, which consisted of $53 million in purchases of property and equipment, and $10 million cash paid for certain technology purchase arrangements.
Financing Activities
Net cash used in financing activities was not material for the three months ended July 31, 2026. Net cash provided in financing activities of $202 million for the three months ended July 25, 2025 consisted of transfers from Medtronic.
Contractual Obligations and Commitments
Leases
MiniMed has entered into various operating leases for certain office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. See Note 10. “Leases,” to MiniMed’s condensed consolidated financial statements.
Revolving Credit Facility
MiniMed is party to certain indebtedness arrangements, including the Revolving Credit Facility due 2031 providing up to $500 million of revolving borrowings for which none was outstanding as of July 31, 2026. See Note 7. “Debt,” to MiniMed’s condensed consolidated financial statements and Note 7. “Debt,” to MiniMed’s consolidated financial statements.
Research and Development Arrangements
The development of certain products, including MiniMed Flex, has been funded in part through research and development funding arrangements with Blackstone. Under these arrangements, following U.S. regulatory approval and commercial launch, MiniMed is required to make future payments to Blackstone. Following the commercial launch of MiniMed Flex in the U.S., MiniMed is required to make royalty and minimum payments to Blackstone. These obligations are expected to represent a significant use of cash during the initial commercialization period of MiniMed Flex and will be funded through cash on hand, cash generated from operations, and available borrowing capacity under the Revolving Credit Facility. See Note 11. “Research and Development Funding Arrangements,” to MiniMed’s condensed consolidated financial statements and Note 11. “Research and Development Funding Arrangements,” to MiniMed’s consolidated financial statements.
Summary of Cash Flows for the Fiscal Years Ended April 24, 2026, April 25, 2025, and April 26, 2024

	Fiscal Year Ended
(in millions)	April 24, 2026	April 25, 2025	April 26, 2024
Cash provided by (used in):
Operating activities	$(197)	$140	$41
Investing activities	(233)	(193)	(157)
Financing activities	716	10	112
Net change in cash and cash equivalents	$287	$(43)	$(4)
Operating Activities
The $337 million increase in net cash used in operating activities was primarily driven by changes in assets and liabilities as a result of the Separation, including a net negative $318 million cash impact from changes in receivables and payables to Medtronic.
Investing Activities
The $40 million increase in net cash used in investing activities was primarily due to an increase in net additions to property, plant, and equipment of $30 million.

Financing Activities
There was a $706 million increase in net cash provided by financing activities. The financing activities cash flows primarily reflect the issuance of common stock in connection with MiniMed’s IPO for a total of $538 million, offset by distributions to Medtronic of $229 million, resulting in net cash retained from the IPO of approximately $309 million. Transfers from Medtronic were $407 million for the fiscal year ended April 24, 2026 compared to $12 million for the fiscal year ended April 25, 2025. The increase in transfers was due to MiniMed’s separation from Medtronic. For further details on the transfers from Medtronic, refer to Note 1, “Description of the Business and Basis of Presentation,” to MiniMed’s consolidated financial statements.
Contractual Obligations and Commitments
Leases
MiniMed has entered into various operating leases for certain office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. For a description of MiniMed’s contractual obligations related to leases, refer to Note 10, “Leases,” to MiniMed’s consolidated financial statements.
Purchase Order Commitments
MiniMed has agreements with suppliers and other parties to purchase inventory, other goods and services and long-lived assets. For a description of MiniMed’s contractual obligations related to purchase order commitments as of April 24, 2026, see Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements.
Revolving Credit Facility
MiniMed is party to certain indebtedness arrangements, including the Revolving Credit Facility due 2031 providing up to $500 million of revolving borrowings for which none was outstanding as of April 24, 2026. See Note 7, “Debt,” to MiniMed’s consolidated financial statements for more detailed discussion of the material terms of the Revolving Credit Facility.
Research and Development Arrangements
The development of certain products, including MiniMed Flex, has been funded in part through research and development funding arrangements with Blackstone. Under these arrangements, following U.S. regulatory approval and commercial launch, MiniMed may be required to make future payments to Blackstone. On March 18, 2026, the FDA cleared MiniMed Flex. During the first two years following U.S. regulatory approval and commercial launch, Blackstone is entitled to receive the greater of (i) a mid-to-high single-digit royalty percentage of applicable net sales or (ii) a minimum payment of $157 million. As a result, MiniMed recognized a one-time charge of $157 million in the fourth quarter of fiscal year 2026 related to these future payment obligations. The related cash payments are expected to represent a material liquidity requirement during the initial commercialization period and will be funded from available liquidity resources.
Critical Accounting Estimates
MiniMed has used various accounting policies to prepare its consolidated financial statements in accordance with U.S. GAAP. The preparation of MiniMed’s condensed consolidated financial statements and consolidated financial statements, in conformity with U.S. GAAP, requires MiniMed to use judgment in making estimates and assumptions that affect the reported amounts of assets, liabilities, revenues, and expenses. These estimates reflect MiniMed’s best judgment about economic and market conditions and the potential effects on the valuation and/or carrying value of assets and liabilities based upon relevant information available. MiniMed bases its estimates on historical experience and on various assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources.
While MiniMed’s significant accounting policies are described in more detail in Note 2, “Summary of Significant Accounting Policies,” to MiniMed’s condensed consolidated financial statements and Note 2, “Summary of Significant Accounting Policies,” to MiniMed’s consolidated financial statements, MiniMed believes that the following accounting policies are the most critical to the judgments and estimates used in the preparation of MiniMed’s condensed consolidated financial statements and consolidated financial statements.
Revenue Recognition
Revenue recognition on MiniMed’s products varies depending on the amount of consideration MiniMed ultimately receives due to return terms, sales rebates, discounts, and other incentives, which are accounted for as variable consideration. The estimate of variable consideration for rebates and other adjustments is considered critical due to the materiality of the balances and use of estimates. Estimates for rebates and other adjustments are based on sales terms, historical experience, expected volumes, and trend analysis. MiniMed considers the lag time between the point of sale and payment of the rebate claim, the stated rebate rates, and other relevant information to estimate rebates.
Refer to Note 3, “Revenue,” to MiniMed’s condensed consolidated financial statements and Note 3, “Revenue,” to MiniMed’s consolidated financial statements for further information.
Litigation Contingencies
As further described in Note 12, “Commitments and Contingencies,” to MiniMed’s condensed consolidated financial statements and Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements, MiniMed is involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, environmental proceedings, tax disputes, and governmental proceedings and investigations.
Litigation and product liability matters are inherently uncertain, and the outcomes of individual matters are difficult to predict and quantify. As such, significant judgment is required in determining MiniMed’s legal and product liability accruals, including determination of whether a potential loss is probable, reasonably possible, or remote as well as whether a potential exposure is reasonably estimable. MiniMed bases its judgments on the best information available at the time. MiniMed’s estimates related to MiniMed’s legal and product liability accruals may change as additional information becomes available to MiniMed, including information related to the nature or existence of claims against MiniMed, trial court or appellate proceedings, and mediation, arbitration or settlement proceedings. Any revision of MiniMed’s estimates of potential liability could have a material impact on MiniMed’s financial position and operating results.
Income Tax Reserves
MiniMed establishes reserves when, despite MiniMed’s belief that its tax return positions are fully supportable, MiniMed believes that certain positions are likely to be challenged and that MiniMed may or may not prevail. Under U.S. GAAP, if MiniMed determines that a tax position will more likely than not be sustained upon audit, based solely on the technical merits of the position, MiniMed recognizes the benefit. MiniMed measures the benefit by determining the amount that is greater than 50 percent likely to be realized upon settlement. MiniMed presumes that all tax positions will be examined by a taxing authority with full knowledge of all relevant information. The calculation of MiniMed’s tax liabilities involves dealing with uncertainties in the application of complex tax regulations in a multitude of jurisdictions across MiniMed’s global operations.
MiniMed regularly monitors its tax positions and tax liabilities. MiniMed reevaluates the technical merits of its tax positions and recognizes an uncertain tax benefit, or derecognizes a previously recorded tax benefit, when there is (i) a completion of a tax audit, (ii) effective settlement of an issue, (iii) a change in applicable tax law including a tax case or legislative guidance, or (iv) the expiration of the applicable statute of limitations. These reserves are subject to a high degree of estimation and management judgment. Although MiniMed believes that it has adequately reserved for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on MiniMed’s financial position and operating results.

Valuation of Goodwill
Goodwill attributed to MiniMed represents the historical goodwill balances in Medtronic’s Diabetes Business arising from acquisitions specific to MiniMed. Goodwill is the excess of the purchase price over the estimated fair value of identified net assets of acquired businesses. Determining the fair value requires MiniMed to make significant estimates. These estimates include the amount and timing of projected future cash flows of each project or technology, the discount rate used to discount those cash flows to present value, and the assessment of the asset’s life cycle. The estimates could be impacted by legal, technical, regulatory, economic, and competitive risks.
MiniMed has one goodwill reporting unit. MiniMed assesses the impairment of goodwill at the reporting unit level annually as of the first day of the third quarter and whenever an event occurs or circumstances change that would indicate that the carrying amount may be impaired. The test for impairment of goodwill requires MiniMed to make several estimates related to projected future cash flows to determine the fair value of the goodwill reporting unit. MiniMed estimated the fair value of the reporting unit using the income and the market approaches, weighted 50% each. Fair value under the income approach was determined by discounting to present value the estimated future cash flows of the reporting unit. Fair value under the market approach utilized revenue multiples using comparable public company information, which uses valuation indicators determined from other businesses that are similar to MiniMed’s reporting unit. MiniMed uses estimates that are consistent with the highest and best use of the assets based on a market participant’s view of the assets being evaluated.
The most critical assumptions used in the calculation of the fair value of each reporting unit are the projected revenue, projected future cash flows, and discount rate. MiniMed’s forecast of future cash flows is based on estimates of projected revenue, based primarily on pricing, raw material costs, market share, industry outlook, general economic conditions and strategic actions to improve MiniMed’s earnings. The fair value of the reporting unit’s goodwill is sensitive to differences between estimated and actual cash flows, including changes in the projected revenue and discount rate used to evaluate the fair value of the reporting unit.
Subsequent to MiniMed’s IPO, MiniMed’s stock price experienced a decline. MiniMed did not view this event as a triggering event, as MiniMed does not believe this to be a sustained drop in share price. Further, there are other macroeconomic factors that have caused the market to be down overall over this same time frame. As of the date of this filing, after evaluating macroeconomic conditions, MiniMed’s market capitalization and MiniMed’s current and future results of operations, MiniMed concluded that there were no triggering events and it was not more likely than not that the fair values of MiniMed’s goodwill exceeded their carrying value and, therefore, did not have any impairment.
Refer to Note 5, “Composition of Certain Financial Statement Items,” to MiniMed’s condensed consolidated financial statements and Note 5, “Composition of Certain Financial Statement Items,” to MiniMed’s consolidated financial statements for further information.
Warranty Reserve
The estimates for warranty is considered critical due to the materiality of the balances and use of estimates. MiniMed estimates future warranty costs by analyzing historical and anticipated rates of warranty claims and the number and cost of units sold. Changes to the actual replacement rate or expected product replacement cost could cause a material increase or decrease to the estimated warranty reserve and related cost of products sold. MiniMed assesses the adequacy of the warranty reserves on a quarterly basis and adjusts these amounts as necessary.
At April 24, 2026 and April 25, 2025, there were $63 million and $57 million of accrued warranties recorded in the consolidated balance sheets, respectively. During the periods presented, adjustments to warranties recorded in prior periods were not material. Refer to Note 5, “Composition of Certain Financial Statement Items,” to MiniMed’s condensed consolidated financial statements and Note 5, “Composition of Certain Financial Statement Items,” to MiniMed’s consolidated financial statements for further information.

New Accounting Pronouncements
Information regarding new accounting pronouncements is included in Note 2, “Summary of Significant Accounting Policies,” to MiniMed’s condensed consolidated financial statements and Note 2, “Summary of Significant Accounting Policies,” to MiniMed’s consolidated financial statements.
Quantitative and Qualitative Disclosures About Market Risk
Due to the global nature of our operations, MiniMed is exposed to currency exchange rate changes, which may cause fluctuations in earnings, cash flows, assets, and liabilities. At times, MiniMed uses foreign currency forward contracts intended to economically hedge certain exposures to reduce the impacts from changes in foreign currency exchange rates. These derivative instruments are not designated as hedging instruments for accounting purposes under Accounting Standards Codification 815.
As of July 31, 2026, the aggregate gross notional amount of outstanding foreign currency forward contracts was approximately $499 million. Additional information regarding these derivative instruments is included in Note 6, “Financial Instruments,” to MiniMed’s condensed consolidated financial statements.
A sensitivity analysis of changes in the fair value of outstanding foreign currency forward contracts at July 31, 2026 indicated that, if the U.S. dollar uniformly strengthened or weakened by 10% against the currencies underlying these contracts, the fair value of the contracts would change by approximately $50 million. Gains and losses on the derivative instruments would generally be offset by corresponding gains and losses on the underlying foreign currency denominated monetary assets and liabilities being hedged. Accordingly, the sensitivity analysis presented above does not reflect the offsetting impacts of the underlying exposures.

BUSINESS OF MINIMED
Introduction
MiniMed is a global medical technology company that develops, manufactures, and markets a comprehensive suite of solutions for the management of diabetes. Since its founding more than 40 years ago, MiniMed has pioneered groundbreaking innovation and served the needs of its customers across the globe in service of its mission to make every day a better day for people with diabetes.
MiniMed was the first player in the market to commercialize all parts of an integrated diabetes management system. This allows MiniMed to provide a five-star customer experience: an easier and consistent user experience, seamless integration, privacy and security, optimized performance and reliability, and MiniMed’s pioneering and industry-leading dosing algorithm, based on Time in Range (“TIR”) outcomes in real-world data. This differentiated value proposition is designed to solve two key problems for PWD. First, MiniMed believes its products deliver superior health outcomes, when measured against European Association for the Study of Diabetes (“EASD”) and American Diabetes Association (the “ADA”) guidelines, by effectively and measurably improving glycemic control compared to other available treatment options and competing products. By enhancing glycemic control, MiniMed’s products can help reduce long-term complications of diabetes, improve longevity and quality of life, and reduce associated costs to health systems. Second, MiniMed’s customer experience reduces or substantially eliminates the burden of diabetes management for users, their families, their caregivers, and their HCPs.
Diabetes is a chronic, life-threatening disease that affects the body’s production of and response to insulin, a hormone produced by the pancreas that is critical to the metabolism of glucose. It is a global epidemic, with 589 million PWD globally, according to the 2025 IDF World Atlas. The disease has no known cure and brings with it significant short and long-term health impacts, including risk of serious comorbidities. Managing diabetes is a 24/7 challenge that greatly impacts the overall quality of life of the person with diabetes as well as his or her family. People with T1D as well as those with T2D who require background (basal) and mealtime (bolus) insulin must self-administer insulin multiple times per day and continuously monitor their blood glucose levels to inform their insulin dosing.
MiniMed serves PWD who require intensive insulin therapy, which represents all people with T1D and a subset of those with T2D. MiniMed addresses this market by offering various diabetes technologies, including insulin delivery devices (primarily insulin pumps and pens), CGMs, other consumables, supplies, and related software and services. In total, MiniMed estimates the current market for its diabetes technologies and other offerings to be over $19 billion, based on last twelve months ended February 2026 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. MiniMed currently utilizes a dual-channel approach in the United States where it distributes the majority of its products through the DME channel and only a small percentage of its products through the pharmacy channel, whereas MiniMed’s market estimate includes companies that have broad coverage in the pharmacy channel. MiniMed’s market is expected to grow at a compound annual growth rate above 10% from 2026 through at least 2030, according to Seagrove Partners’ March 2026 market model, driven by the adoption of advanced diabetes management technologies, like those of MiniMed, which are currently underpenetrated in the market. The primary medical specialists who use and/or prescribe MiniMed’s products are endocrinologists, diabetologists, nurse practitioners, physician assistants, and primary care physicians (“PCPs”).
MiniMed’s platform of simple and clinically effective solutions for PWD requiring insulin therapy includes:
•AID Systems: Integrated solutions for glucose sensing and automated insulin dosing and administration, delivering superior glycemic control. MiniMed’s system is composed of an insulin pump that administers insulin, consumable insulin infusion sets and reservoirs, a CGM sensor that measures blood glucose levels, and a Smart Dosing algorithm that is designed to mimic how a healthy pancreas works. In MiniMed’s AID system, real-time CGM readings inform MiniMed’s Smart Dosing algorithm, which provides automatic adjustments and corrections to insulin pump dosing every five minutes based on target blood glucose settings and Meal Detection technology. This algorithm automatically informs insulin administration and wraparound applications, software, and services for users, caregivers, and HCPs, allowing users and caregivers to track and control their treatment through compatible smartphone applications. MiniMed’s

AID systems include the second-generation MiniMed 780G system and the third-generation MiniMed Flex, as well as the older MiniMed 770G, MiniMed 740G, MiniMed 720G, and MiniMed 630G systems.
•Smart MDI System: For those who prefer to self-administer insulin by manual injections or seek freedom from on-body devices, Smart MDI systems offer an integrated solution for sensing, dosing, and administration. MiniMed’s Smart MDI system, called the MiniMed Go system, includes InPen (MiniMed’s Smart Insulin Pen for insulin administration), a CGM sensor that measures blood glucose levels, and wraparound applications and services. MiniMed’s Bluetooth-enabled smart insulin pens connect with MiniMed’s Smart Dosing software and intuitive mobile app, which can track and personalize insulin dosing suggestions based on CGM sensor readings, including suggestions for mealtime and correction doses.
MiniMed was the first company to commercialize all the constituent parts of these advanced solutions for diabetes therapy. MiniMed believes that other players in its market specialize in CGM sensors or insulin pumps and dosing algorithms, and therefore need to establish strategic partnerships and share data in order to offer Smart Dosing solutions. MiniMed believes that its presence in all parts of the Smart Dosing ecosystem is a significant advantage over its competitors because it can result in a more effective user experience, relieving some of the burdens of existing diabetes technology. Additionally, MiniMed’s data advantage in having both CGM and insulin data allows it to be more effective in developing high-quality products that drive better clinical outcomes, especially in the iterative, data-rich development of insulin dosing algorithms.
MiniMed’s products deliver differentiated clinical efficacy and customer satisfaction. MiniMed believes its solutions have demonstrated superiority over the current standard of care of administering insulin through MDI manually with only standalone blood glucose monitoring or CGM sensor. An analysis of real-world evidence from a global dataset of approximately 400,000 users demonstrated that 80% of MiniMed 780G real-world optimized settings (“ROS”) users (16% of all users were ROS users), and 61% of all MiniMed 780G ROS users, achieved greater than 70% TIR. In a randomized controlled study, MiniMed 780G showed a clinically significant 1.4% absolute improvement in hemoglobin A1C (“A1C”) as compared to the current standard of care as described above.
A 2025 meta-analysis of competing system real-world evidence and a 2026 meta-analysis of competing system published randomized controlled trials (“RCTs”) showed that the MiniMed 780G systems outperformed against other competing products on TIR. MiniMed believes that meta-analyses and comparisons of published real-world data are robust and valid ways to compare the glycemic outcomes of MiniMed’s devices with those of third-party devices. Peer-reviewed meta-analyses with broad acceptance criteria and analyses like random-effects frequentist network meta-analyses provide results with confidence intervals and offer robust statistical conclusions supporting comparison of devices using available clinical trial data. Further, large bodies of real-world evidence offer a strong means of mitigating these biases and normalizing many of the specific clinical and demographic variables that exist in the real-world use of AID systems.
While meta-analysis can provide valuable insights by aggregating data from multiple studies, this approach has inherent limitations. The methodology relies on indirect comparisons, which may introduce biases due to variations in study design, populations, and analytical approaches. Without direct comparative trials, differences in outcomes between interventions may not be adequately assessed, leading to potential uncertainties in the interpretation of results. Accordingly, investors should exercise caution when considering findings derived from meta-analysis as conclusive evidence.
Direct head-to-head clinical studies have not been conducted comparing modern AID systems at this time. Additionally, individual device clinical studies often offer small sample sizes with potential for investigator selection bias, volunteer bias on the part of the participant, and attention bias given the close follow-up during the trial. These biases, which are inherent in industry-sponsored trials, may result in a best-case scenario or non-representative outcome.
MiniMed believes its clinical performance is driven by its advanced SmartGuard dosing algorithms, which safely and automatically adjust insulin pump dosing every five minutes. MiniMed now offers multiple CGM sensor options—including Simplera Sync, Instinct, and Guardian sensors—compatible with MiniMed’s AID system, with clinical studies demonstrating clinically equivalent glycemic outcomes across sensors, underscoring the consistent performance of MiniMed’s algorithm-driven system. An international group of experts in diabetes technology convened prior to the 2025 Advanced Technologies & Treatments for Diabetes (“ATTD”) Congress and recommended establishing a tighter glycemic goal referred to as Time in Tight Range (“TITR”). The goal for the percent of time that PWD should be in that range was targeted to be >55%. The reason that there is a movement to tighten the recommendation is that 70-140 mg/dL range is close to “normal,” i.e., where glucose for people without diabetes resides 96% of the time. As of fiscal year 2025, which ended April 25, 2025, the MiniMed 780G is the only system on the market with published data on TITR showing >55% in children and adult ROS users (5.4% of children and 5.3% of adult users were ROS users), and TITR showing >48% in all children and all adults. Because it is a new guideline, TITR has not been consistently reported or addressed in studies assessing the performance of competing systems and therapies. Therefore, MiniMed has concluded that the MiniMed 780G is the only system on the market with published data on TITR showing >55% in children and adults using the recommended settings when excluding analyses of highest-performing quartiles of users.
In terms of user experience, the MiniMed 780G has maintained the number one pump satisfaction in the United States since Q2 2024, according to pump satisfaction survey results from dQ&A’s Q2 2026 U.S. Diabetes Patient Voice report. MiniMed’s leading clinical and user performance has earned its status as a recognized and trusted brand in the diabetes space.
MiniMed continues to build on this position by developing innovative diabetes technologies that improve treatment and relieve burdens for PWD. MiniMed’s global research and development function is focused on a number of priorities. MiniMed continues to execute on launches of its second-generation AID systems, beginning with the EU launch of the Simplera Sync CGM sensor in 2024. In the United States, MiniMed launched its Simplera Sync in September 2025 and Instinct CGM sensor, made by Abbott, in December 2025. The MiniMed 780G system with Instinct received CE Mark approval in February 2026 and launched in the EU in July 2026.
MiniMed’s third-generation AID systems are designed to utilize each of these sensors. They include the MiniMed Flex insulin pump, which received U.S. FDA clearance in March 2026 and launched in the United States in June 2026 with Simplera and in August 2026 with Instinct. MiniMed submitted MiniMed Flex for CE Mark approval in the fourth quarter of fiscal year 2026, which MiniMed received in July 2026. They also include MiniMed’s Fit patch pump with extended wear, which MiniMed submitted for U.S. FDA approval in August 2026, with CE Mark submission planned thereafter. Bringing together these important hardware improvements is MiniMed’s next-generation Vivera dosing algorithm, which is currently in pivotal trials and is designed to dramatically reduce user intervention for meal bolusing. With these innovations, MiniMed believes it is poised to extend its category leadership, driving toward a future where diabetes management can be “hands free” with simple, highly effective insulin dosing technology that safely and reliably delivers appropriate insulin doses and achieves glycemic targets for most users.
MiniMed operates a scaled global commercial and manufacturing organization with its corporate headquarters in Northridge, California. MiniMed is led by a world-class senior management team and global employee base with a reputation for innovation and culture of accountability. MiniMed’s commercial organization maintains relationships with thousands of prescribing HCPs globally, while coordinating its sales process from demand generation and marketing through fulfillment and renewals in the markets where MiniMed operates. MiniMed’s AI-enabled sales force is powered by software such as MiniMed’s proprietary MiniMed IQ, which provides real-time physician landscape insights nationwide and optimizes MiniMed’s account targeting strategy, and third-party tools, which optimize MiniMed’s lead generation strategies and enhance MiniMed’s sales forecasting with predictive analytics. MiniMed operates two main manufacturing facilities in California and Puerto Rico, which serve as the backbone of its global operations, covering its manufacturing, distribution, and sourcing functions. MiniMed has built up a large base of intellectual property, with over 2,000 patents and patent applications across MiniMed’s markets as of May 2026.
In fiscal year 2026 and in fiscal year 2025, MiniMed generated $3.1 billion and $2.7 billion in revenue, respectively, of which approximately 82% and 80% came from sales of CGMs, other consumables, software, and services. MiniMed believes it is unmatched in its global presence among its key competitors, with outside the United States (“OUS”) revenue representing approximately 70% and 67% of its total revenue in fiscal year 2026 and in fiscal year 2025, respectively. MiniMed is a global leader in insulin pumps by users according to Seagrove Partners’

March 2026 GlobeVIEW Scoreboard, servicing pump users in over 80 countries as of April 2026. In fiscal year 2026, MiniMed recorded a net loss of $317 million and Adjusted EBITDA of $202 million. In fiscal year 2025, MiniMed recorded a net loss of $198 million and Adjusted EBITDA of $253 million. MiniMed’s net loss represented 10% of MiniMed’s revenue and MiniMed’s Adjusted EBITDA represented 6% of MiniMed’s revenue during fiscal year 2026. MiniMed’s net loss represented 7% of MiniMed’s revenue and MiniMed’s Adjusted EBITDA represented 9% of MiniMed’s revenue during fiscal year 2025. MiniMed aims to achieve profitable growth with its strategy. For additional information about these non-GAAP measures, including a reconciliation of each of these non-GAAP measures to its most directly comparable financial measure calculated in accordance with U.S. GAAP, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations of MiniMed—Non-GAAP Measures.”
MiniMed’s History
For over four decades, MiniMed has shaped the evolution of diabetes management, turning bold ideas into life-changing innovations. From the first insulin pumps to today’s AID systems, MiniMed has consistently led the way, transforming the lives of patients living with diabetes. MiniMed’s mission-focused team continues to build on this rich heritage as it develops the next generation of diabetes technology.
Pioneering the First Portable Insulin Pumps (1980s)
In the early 1980s, diabetes management was a daily struggle of multiple daily injections, unpredictable blood sugar levels, and constant vigilance. This was when Alfred E. Mann, a medical device pioneer and biotech entrepreneur, founded MiniMed with the introduction of the MiniMed 502 insulin pump. MiniMed’s early insulin pumps offered continuous subcutaneous insulin infusion (“CSII”), enabling improved blood sugar control. These pumps were smaller and more wearable compared to earlier, bulky designs. These early developments provided patients with an additional category of therapy options, enabling more freedom and flexibility in diabetes management. These pumps would lay the foundation for decades of new technology generations, through today’s more sophisticated AID systems.
Advancing Insulin Delivery with Smarter Technology (1990s)
In the years that followed, MiniMed introduced a redesigned pump model that was more accurate and programmable, allowing users to adjust basal (background) and bolus (mealtime) insulin. The MiniMed 507 and 508 pumps were among the most advanced of their time, featuring customizable dosing and safety alarms. These new pump models delivered clinical improvements for users, including reduced hypoglycemia (low blood sugar) and improved long-term glucose control.
Introducing Continuous Glucose Monitoring (CGM) (Late 1990s – Early 2000s)
MiniMed launched the first CGM system in 1999. This was a breakthrough in diabetes care, helping patients understand how food, activity, and insulin affected their blood sugar, and helping HCPs determine appropriate therapy recommendations. Today, CGM has become a standard tool in diabetes management, reducing the risk of severe high and low glycemic episodes. On the back of this landmark innovation, Medtronic acquired MiniMed Inc. in 2001.
Sensor-Augmented Pumps (Early 2000s – 2016)
As a part of Medtronic, MiniMed has continued to develop groundbreaking technologies toward a long-term vision of full automation for people to manage their diabetes. As HCPs and their patients became more comfortable with CGM technology, MiniMed developed sensor-augmented pumps. In 2006, the MiniMed Paradigm REAL-time System became the first U.S. FDA-approved integrated diabetes management system, which allowed users to connect their CGM to their pump to deliver data live. MiniMed’s pump systems during this period continued to introduce improvements in connectivity and automated capabilities, such as the MiniMed Veo launched in 2009, which was the world’s first pump with low glucose insulin delivery suspension capability—a foundational innovation in pump safety. In 2012, MiniMed introduced the mySentry, the first remote glucose monitor, allowing a parent or caregiver to monitor a patient’s system from another room. These sensor-augmented pumps each represented a major step towards the development of eventual AID systems for PWD.
The Dream of the Artificial Pancreas (2016 – Present)
In 2016, MiniMed’s landmark innovation of the MiniMed 670G system introduced the world’s first commercially available hybrid closed-loop system for T1D that automatically adjusts insulin dosing in real-time based on CGM readings and MiniMed’s sophisticated SmartGuard dosing algorithm. Combined with MiniMed’s SmartGuard dosing algorithm and Guardian CGM sensor, this introduction was MiniMed’s first-generation AID system. During this period, MiniMed also continued to introduce improvements across its broader solution ecosystem, including its CareLink therapy management software solutions, infusion sets and reservoirs, and Smart MDI system with InPen.
Today, MiniMed has fully commercialized its second-generation advanced hybrid closed-loop system, the MiniMed 780G, its most advanced insulin pump system. Combined with the next-generation Simplera Sync and Instinct CGM sensors, MiniMed believes its system represents the closest technology available to an artificial pancreas, adjusting insulin automatically with limited manual intervention to make diabetes management easier, safer, and more effective.
As its technology has progressed, MiniMed has been able to deliver superior outcomes for PWD while decreasing the burden of disease management. MiniMed’s systems have become increasingly automated, requiring less manual interaction by the user. The exhibit below demonstrates that users are able to achieve significantly improved TIR, corresponding to meaningful improvements in health outcomes.
Figure A

MiniMed is Pushing the Boundary
of What's Possible

Percent of time a person with diabetes is in good glucose control per year

Good glucose control is 70-180 mg/dL
10% Δ = .8% Δ in A1c

80%
2nd Generation MiniMed 780G system

+105 more days
a year in good control for happier days and calmer nights
vs traditional standard of care

72%
1st Generation MiniMed 670G

51%
with CGM

45%
with BGM

Traditional Standard of Care
Multiple Daily Injections

Gold Standard
Automated Insulin Delivery

The MiniMed brand remains strong, representing decades of life-changing innovation for PWD. MiniMed strives to continue to build on its legacy of innovation and remains committed to its goal of continuing to raise the bar for clinical performance with simple, easy-to-use solutions that relieve burdens for its customers.

MiniMed’s Market
Overview of Diabetes
Diabetes is a chronic, lifelong condition characterized by the body’s inability to produce or effectively use insulin, a hormone essential for regulating blood glucose levels. There is no known cure, making proper management critical to avoid serious health complications.
Diabetes is typically classified into two major groups:
•T1D is an autoimmune condition which causes the body to attack insulin-producing beta cells in the pancreas. It is typically diagnosed in childhood or early adulthood. Since people with T1D are living longer than ever, the majority of people with T1D are adults. Individuals with T1D require daily insulin administration, or intensive insulin therapy, to manage their health.
•T2D is a metabolic condition that results from insulin resistance, where the body’s cells do not respond effectively to insulin, often accompanied by reduced insulin production over time. It is strongly associated with lifestyle factors, such as obesity, inactivity, and diet, although genetics also play a role. In some cases, T2D can be managed with changes to diet and exercise regimes; however, if the condition progresses, more active management such as insulin therapy may become necessary.
Prevalence and Global Impact
Diabetes is a widespread global epidemic that impacts a large and growing population. According to the 2025 IDF Diabetes Atlas, an estimated 589 million people are living with diabetes worldwide, and that is expected to grow to more than 850 million by 2050.
The disease continues to be a major cause of mortality and morbidity, profoundly damaging the health and quality of life of people living with the disease. According to the 2025 IDF Diabetes Atlas, diabetes caused over 3.4 million deaths in 2024, corresponding to one death from diabetes every nine seconds, or 9.3% of global deaths from all causes. Poor diabetes treatment leads directly to other conditions, including as blindness, kidney failure, and cardiovascular disease. Diabetes is a leading worldwide global cause of kidney disease, blindness, and vision impairment in adults according to the NIH and the WHO.
Diabetes Management
Despite the health challenge that diabetes represents, treatments are available. When these tools are utilized effectively, PWD can make a significant difference in their health outcomes. MiniMed believes developing technology solutions that provide strong glycemic control and reduce the human burdens of the disease is a health imperative.
The landscape of diabetes medical technology for people with T1D and T2D includes a range of diagnostic and insulin therapy options. A subset of PWD, including all with T1D and some with T2D, require daily background (basal) and multiple mealtime (bolus) insulin infusion to regulate blood sugars. The primary dosing therapies utilized by this insulin-dependent population are insulin injections and insulin pumps, both of which are designed to supplement or replace the insulin-producing function of the pancreas. Insulin injections are often referred to as multiple daily injections, or MDI, and involve the person’s use of syringes or insulin pens to inject insulin into the body. Insulin pumps, developed in the last few decades, are a significant medical advancement over MDI where a programmed device with an infusion set administers insulin into a person’s body. To measure glucose levels, a large number of T1D patients in developed markets still use self-monitoring blood glucose (“SMBG”) devices. SMBG involves utilizing a lancing device to draw a blood sample for a one-time reading with a blood glucose monitor (“BGM”). In more developed markets, PWD have adopted CGMs, which are composed of a wearable sensor that continuously transmits glucose readings to a receiver or compatible display. Several device manufacturers, including MiniMed, have combined the insulin pump with a CGM and an algorithm to create an AID system, where the algorithm will read the glucose level via the CGM and automatically deliver the insulin to the user. AID systems, and MiniMed’s offerings in particular, have been proven to outperform MDI and other treatment options on key measures of glycemic control. For various reasons, PWD sometimes like to switch between these different therapy options. For example, sometimes users using AID will take a “pump holiday” and temporarily utilize MDI, such as due to a temporary individual lifestyle change like a vacation or business trip.
Conventional treatment options like MDI can be a burden on the quality of life for PWD. First, these options fail to deliver what MiniMed considers to be acceptable clinical outcomes. Second, these options require significant effort from users, meaning PWD have to deal with 24/7 administrative, physical, mental, and emotional burdens.
Outcomes: Although treatment options are generally widespread, a significant portion of insulin-dependent PWD are not achieving clinically recommended levels of glycemic control. Even in developed markets, aggregated mean A1C was 7.6%—significantly above the target of A1C less than 7%—and the proportion of participants who had achieved A1C targets of less than 7% (<53 mmol/mol) was only 38.8%, albeit increased from 19.0% to (p<0.0001) from 2013 to 2022.
Burdens: Current options require constant monitoring, decision-making, and interventions by PWD and their families, leading to administrative, physical, mental, and emotional burdens. Examples of administrative burdens include carrying around supplies (glucose tabs, juice or snacks, back-up insulin, needles, lancets, spare sensors, pump supplies, batteries, etc.), reordering supplies, obtaining documentation for travel, going through secondary screenings with airport security, handling insurance, obtaining prior authorizations, and refilling prescriptions, among others. Physical burdens include fluctuating glucose levels (which may cause lethargy, difficulty in focusing, and/or frequent urination), having to eat when not hungry (to correct lows) or delaying meals (to wait for insulin to act), body image concerns (especially among teens and young adults), skin irritation or allergic reactions to adhesives, constant beeping/alerts (especially overnight, disrupting sleep), finger pricks (in the case of SMBG), scar tissue, and wearing bulky and/or uncomfortable devices. Emotional burdens result from fear of going low while driving, during meetings, or during solo travel, burnout/fatigue from never being “off duty,” and PWD and their families worrying about unexpected episodes of severe hypoglycemia leading to the need for assistance, seizure or coma, and/or severe hyperglycemia that can lead to life-threatening ketoacidosis requiring hospitalization.
Addressing these challenges is key for the success of MiniMed’s offerings. MiniMed does not believe a cure to diabetes is imminent, nor does MiniMed believe that cell therapies or GLP-1s represent a realistic solution for the large global population of people requiring intensive insulin treatment. Studies show that both cell therapies and GLP-1s have been proven to be less cost-effective than AID systems, and still require access to treatments like AID or MDI as a backup matter. Cell therapies for T1D require costly drugs to suppress immune response. GLP-1 treatments for T2D patients requiring intensive insulin treatment may still require the use of glycemic management tools such as AID or MDI for most individuals. As of April 2025, the incremental cost-effective ratio (“ICER”) for the MiniMed 780G system, an AID, is $68,402 per quality-adjusted life year (“QALY”) over four years and $38,842 per QALY over a lifetime horizon, which is below the common willingness-to-pay threshold of $100,000 per QALY. For cell therapy (e.g., stem cell-derived), the ICER is $93,240 per QALY over 20 years. There is no cost-effectiveness data for people with T1D using GLP-1s because GLP-1s are only indicated for people with T2D.
Though GLP-1s may reduce the total amount of insulin required for people with T1D or T2D because of decreased food intake and reduced insulin resistance as a result of weight loss, their effect on increasing pancreatic insulin secretion is only seen in those with T2D, because those with T1D have no ability to produce insulin.
MiniMed expects the use of GLP-1s by people with T1D will have an immaterial impact on its results of operations because the requirement of frequent adjustments to insulin can only be provided by insulin therapy. MiniMed expects that GLP-1s may reduce the number of people with T2D who require intensification of their therapy, but this is partially offset by the fact that some people with T2D physiologically resemble those with T1D and MiniMed’s patients with T2D have been generally those that are insulin dependent. It is possible, however, that GLP-1s could lead to a reduction in the increase of the population of people with T2D requiring intensive insulin therapy in the future, although this effect may be partially offset by the increasing worldwide prevalence of T2D.
MiniMed’s Addressable Market
The primary addressable market for MiniMed’s solutions includes people with T1D and T2D who require intensive insulin therapy, as well as people with T2D requiring basal insulin titration. In total, MiniMed defines this addressable market as the market for insulin-taking individuals. This population requires a combination of CGM or BGM and insulin pumps or MDI.
This is MiniMed’s primary market and MiniMed’s core focus because it represents the population of PWD who most value and utilize the technology MiniMed provides. Although smaller than other segments of the broader diabetes market by population size, MiniMed believes its primary addressable market has the highest utilization of diabetes management solutions and advanced technology and is the most likely to have reimbursement coverage in developed markets. This is because the patients in MiniMed’s addressable market lack natural ability to produce sufficient insulin levels on their own and thus have the strongest clinical need for insulin therapy to enable the prevention and reduction of life-threatening complications that can occur from insufficient insulin levels (which in turn is essential for reducing overall long-term costs to the healthcare system).
MiniMed provides all elements of Smart Dosing solutions, inclusive of smart insulin pumps, CGMs, other consumables, MiniMed’s SmartGuard algorithm and dosing software, and MiniMed’s smart pen. MiniMed’s competitors focus more on component and subsystem solutions, specializing either in standalone CGM sensors or pumps and dosing software. To offer AID solutions, most players in MiniMed’s space partner to make their technologies specifically compatible with one another, versus selling technologies in one integrated ecosystem. MiniMed believes its integrated approach simplifies and accelerates its product development process and improves its ability to develop effective dosing algorithm solutions for people that use its products.
Worldwide, according to Seagrove Partners’ March 2026 market model, it has been estimated that there are over 30 million PWD requiring intensive insulin therapy, with approximately ten million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. Seagrove Partners also estimated that there are approximately 33 million additional people with T2D who require basal insulin, with approximately nine million people in the top developed markets with the largest diabetes populations, including the United States, Canada, Australia, Japan, and major countries in Western Europe. In total, MiniMed estimates the current market for its diabetes technologies and other offerings to be over $19 billion, based on last twelve months ended February 2026 revenue from public filings of leading diabetes device manufacturers as identified by Seagrove Partners. Currently, MiniMed utilizes a dual-channel approach in the United States where it distributes the majority of its products through the DME channel and only a small percentage of its products through the pharmacy channel, whereas MiniMed’s market estimate includes companies that have broad coverage in the pharmacy channel. MiniMed expects this market size will continue to grow due to increasing adoption of advanced diabetes management technologies, like those of MiniMed, which are currently underpenetrated in the market. The MiniMed 780G system is approved for use by people with T1D and insulin-requiring T2D in the United States and EU.
Secular Growth Drivers
MiniMed’s addressable market is expected to grow at a compound annual growth rate above 10% from 2026 through at least 2030, according to Seagrove Partners’ March 2026 market model. In particular, the number of pump users is expected to grow at a compound annual growth rate of roughly 10% from 2026 through 2030 in OUS developed markets (defined to include Canada, Australia, New Zealand, Japan, South Korea, and major countries in western Europe) and at 9% from 2026 through 2030 in OUS developing markets (defined as all markets other than the United States and OUS developed markets). MiniMed’s total addressable market exhibits many of the same secular growth drivers as the broader disease population, including prevalence of Western diets and healthcare development in emerging markets.
MiniMed may expand its addressable market population in the future to include non-insulin-dependent T2D populations and/or pre-diabetic populations focused on prevention and wellness. These groups represent an opportunity for innovative solutions like CGMs, digital health tools, and behavioral coaching to serve their needs.

Figure B

Diabetes Technology Market Has Attractive Growth Fundamentals

Fueled By Expected +10% Annual Total Patient Growth

$19B Expected to grow double digits

~7% Global insulin pump adoption

	Non-Insulin Type 2	Basal Insulin Type 2	Intensive Insulin Type 2	Type 1
Worldwide Population	304M	33M	20M	18M
Developed Markets Population	67M	9M	5M	5M

All figures are rounded to the nearest full number.

Growth Opportunity for Advanced Technologies
MiniMed believes the main driver of its market’s expected rate of growth is increased penetration of Smart Dosing solutions, such as AID, over traditional therapies like unconnected MDI or standalone CGMs. Smart Dosing solutions integrate accurate, real-time blood glucose measurements with technology automation applications, like AID and Smart MDI (software-connected injection device systems), enhanced with advanced dosing software and algorithms. Smart Dosing technologies, particularly AID, are designed to provide an “artificial pancreas” solution that dramatically simplifies diabetes management and insulin therapy for PWD. They are becoming the gold standard of care in MiniMed’s space because of their proven ability to improve clinical outcomes and reduce user burden.
The global community is taking notice of the improvement from using AID systems compared to conventional treatment, with organizations worldwide increasingly recommending AID as a first-line therapy. For example, the ADA recommends that AID systems should be offered to youth and adults with T1D early, even at diagnosis. Additionally, the ATTD consensus report recommends AID systems should be considered for all people with T1D, especially those with suboptimal glycemia, problematic hypoglycemia, and/or significant glycemic variability. It also recommends that all payors should cover AID systems along with initial and ongoing training and education for people with T1D. Lastly, ISPAD clinical practice consensus guidelines have stated that AID systems improve TIR by minimizing hypoglycemia and hyperglycemia, are especially beneficial in attaining targeted glycemia in the overnight period, and are strongly recommended for youth with diabetes. These technologies continue to improve as well, with innovations like more simplified pump systems, easy-to-use CGMs, and AID algorithms, according to Seagrove Partners’ March 2026 market model.
Despite clinical effectiveness and evidence of Smart Dosing solutions, there is a significant opportunity for further adoption in MiniMed’s market. Today in the United States, where advanced insulin delivery options are widely available, most PWD with intensive insulin needs are not using Smart Dosing solutions. According to Seagrove Partners’ March 2026 market model, in the United States only approximately 45% of T1D patients (approximately 1 million out of 2.2 million in total) and less than 15% of insulin-requiring T2D patients (approximately 270,000 out of 1.9 million in total) use pump systems such as AID, and approximately 31% of PWD with intensive insulin needs in the United States are using pump systems such as AID. By disease type, the vast majority of PWD who are using Smart Dosing solutions are people with T1D whereas the penetration of Smart Dosing solutions among people with T2D is very low according to Seagrove Partners’ March 2026 market model.
According to the same market model, most PWD taking insulin in OUS developed markets utilize a standalone CGM with MDI that is not connected to their insulin dosing solution. Similar to the United States, most PWD with intensive insulin needs in developed markets are not using Smart Dosing solutions. Specifically, over 25% of T1D patients (approximately 900,000 out of 3.2 million in total) and over 5% of insulin-requiring T2D patients (approximately 200,000 out of 3.1 million in total) use AID systems in these OUS developed markets. Emerging markets show even less penetration of advanced technologies: less than 5% of T1D patients (approximately 300,000 out of 13.0 million in total) and less than 5% of insulin-requiring T2D patients (approximately 170,000 out of 14.0 million in total) use AID systems in OUS developing markets. The implication is that the vast majority of PWD today rely on manual, error-prone, and burdensome methods of estimating, calculating, and dosing their daily insulin. There are over 30 million patients currently on MDI that could benefit from AID in the future, according to Seagrove Partners’ March 2026 market model.
MiniMed believes that the adoption of Smart Dosing technologies has room for growth. While some existing products may be seen as complex, costly, and not meaningfully more effective than alternatives, this opens the door for innovation to enhance these technologies in ways to better serve PWD and HCPs who prescribe these devices. For example, current AID systems on the market still require manual meal announcements, requiring PWD to estimate carbohydrates, be proficient at using technology or require physicians to make many adjustments to device settings, and attend to administrative diabetes management tasks—there is potential for a more intuitive, “hands-free” experience. Moreover, in the United States, some of the providers who treat this population are PCPs, not diabetes specialists. These PCPs often do not have the specialty knowledge, resources, or bandwidth to prescribe complex devices. This presents an opportunity to simplify these solutions, making them more accessible and easier to prescribe, ultimately enhancing support for both PWD and HCPs.
The key to driving adoption of Smart Dosing solutions is to offer users and prescribing physicians technology options that are not only clinically superior but also easily accessible, simple, cost-effective, and user-friendly. With advanced technologies to offer, organizations like MiniMed focus on closing education gaps among HCPs and PWD who are less familiar with new technologies. In doing so, MiniMed believes companies like MiniMed have the potential to overcome perception barriers around clinical performance and technology simplicity.
Other Structural Characteristics of the Diabetes Industry
•Regulatory Complexity and Clinical Quality: The regulatory standards in the markets for MiniMed’s products set a relatively high bar for approval in terms of performance, safety, and quality. In addition, timelines for U.S. FDA and CE Mark approvals for diabetes devices and technology can be extended, which requires a significant level of sophistication and investment that smaller new entrants often lack. Larger established players like MiniMed are generally more capable in navigating these regulatory hurdles, delivering and exceeding high clinical standards, executing clinical studies, and investing in the significant cost required.
•Technological Requirements: Developing and manufacturing advanced diabetes management systems require significant R&D investment and a multidisciplinary mix of technical and clinical expertise. To succeed in MiniMed’s industry requires capabilities across electrochemical, mechanical, electric, biomedical, and software engineering; algorithm development, AI, and data science; hardware design; and consumer-facing electronics experience. MiniMed’s market is characterized by rapid change and advances in new generations of technologies, requiring ongoing investment in R&D activities.
•Intellectual Property: MiniMed and the competitors in its industry maintain significant intellectual property and defend against infringements, misappropriations, or violations vigorously.
•Requires Scale: Some players in MiniMed’s space do not achieve profitability because they lack the required revenue scale, commercial reach, and manufacturing capacity. MiniMed has built a scaled manufacturing base that provides substantial operating leverage as it grows. MiniMed has produced over five million insulin pumps since 2001.

•Customer Service and Support: Competing in MiniMed’s industry requires a significant customer support operation to interact with both medical professionals and users. In addition, fragmented ecosystems from MiniMed’s competitors (e.g., multiple customer service phone lines) can confuse users and providers about whom to contact for system technical support or troubleshooting. MiniMed’s integrated system approach provides a single point of contact, enhancing the customer experience.
MiniMed’s Products and Offerings
MiniMed strives to provide a holistic diabetes management ecosystem for its customers. MiniMed provides optionality and choice to its customer base, offering different form factors and treatment options which use integrated service channels that create one point of contact for all customer needs.
MiniMed’s primary mission is to make every day a better day for people with diabetes. MiniMed does this by providing a comprehensive suite of Smart Dosing systems that are easy to use, automated, clinically superior to conventional treatment paradigms, and fully integrated. MiniMed was the first medical technology company in the diabetes space to commercialize a complete system, owning and innovating on all aspects of diabetes management systems for over 40 years. MiniMed offers two types of systems for people with insulin-requiring diabetes: AID and Smart MDI systems.

Figure C

MiniMed 780G system

The only system with Meal Detection™ technology† that provides automatic adjustments and corrections‡ to glucose levels every 5 minutes.§

Samira, MiniMed 780G user

SmartGuard technology
Dynamic insulin adjustments as glucose levels change day and night

9:38
AM
100
mg/dL
0.3 U
Act. insulin
9:41
100
mg/dL
0.3U
Active Insulin
1
2
3
4
PM
400
350
300
250
200
150
100
50

MiniMed Mobile app
Displays glucose levels, pump information, and insulin data on a phone or smart watch

MiniMed 780G insulin pump
Flexible targets as low as 100mg/dL

Instinct sensor◊
Quick sensor insertion. Wear for up to 15 days.[1]

Simplera Sync sensor
All-in-one easy-to-insert disposable continuous glucose monitor

Extended infusion set
The first commercialized infusion set designed for up to 7 days of wear time

† Taking a bolus 15–20 min before a meal helps to keep sugar levels under control after eating.

‡ Refers to auto correct, which provides bolus assistance. Can deliver all correction doses automatically without user interaction, feature can be turned on and off.

§ Refers to SmartGuard™ technology. Individual results may vary.

◊ The sensor shape and appearance is a mark of Abbott.

1. Alva, Shridhara, Ronald Brazg, Kristin Castorino, Mark Kipnes, David R. Liljenquist, and Hanqing Liu. "Accuracy of the Third Generation of a 14-Day Continuous Glucose Monitoring System." Diabetes Therapy 14, no. 4 (2023): 767-776. https://doi.org/10.1007/s13300- 023-01385-6.

minimed

The MiniMed 780G is an AID system, which MiniMed believes most closely mimics how a healthy pancreas functions compared to other options available on the market today. Using MiniMed’s Meal Detection technology, it automatically adjusts and corrects every five minutes, providing as much insulin as needed, and exceeding the internationally recommended clinical outcomes for most patients. MiniMed was the first player to commercialize a complete AID system comprised of an insulin pump, advanced dosing algorithm, CGM sensor, infusion set, and insulin reservoir.
The MiniMed 780G system has provided unparalleled clinical outcomes and is easy to use for PWD, caregivers, and healthcare teams. A person with diabetes using the system simply glances at his/her glucose and estimates carbohydrates a few times per day and the system does the rest. If the user forgets to enter his/her carbohydrates, the system’s patented Meal Detection technology automatically corrects glucose without alerting the user or requiring any effort from the user. Minimal to no action is required by caregivers because the system takes care of background and bolus insulin as needed. If desired, they may follow remotely with the CareLink Connect App. Finally, the MiniMed 780G system requires very little set-up/follow-up for healthcare teams. There are only three settings which impact insulin delivery when using automation and few, if any, changes are needed to the settings after system initiation. Moreover, the MiniMed 780G system with a seven-day-wear infusion set (based on maximum potential wear time as described in the 780G user guide) and 15-day Instinct CGM is designed to require only six injections per month, compared to as many as an estimated 12 to 18 injections per month for users when using competing AID systems from Tandem (for example, based on labeling of Tandem’s insulin pump infusion sets for up to three days of wear and Dexcom’s G7 CGM for up to 15 days of wear) and Insulet (for example, based on labeling of Insulet’s Omnipod 5 patch pump for up to three days of wear and Dexcom’s G6 CGM for up to ten days of wear, as well as data demonstrating that many pump users use an average total daily dose of insulin that exceeds the maximum total daily dose required to make three-day wear with Omnipod 5’s 200-unit reservoir possible). MiniMed believes the 780G system is not only simple for PWD, their caregivers, and their healthcare team, it also delivers unmatched clinical outcomes, helping PWD live healthier and easier lives.
The MiniMed 780G system consists of the following components:
The MiniMed 780G insulin pump is MiniMed’s second-generation insulin pump, offering enhanced functionality and technological integration with other components of MiniMed’s 780G system. It features a low glucose target setting (as low as 100 mg/dL) that closely mirrors the average glucose of someone not living with diabetes. With this setting, the pump will “treat to target” and will automatically and safely deliver basal insulin adjustments and autocorrections to a set target. The pump does not need to be left to charge, as the user simply needs to replace the AA batteries whenever necessary. Additionally, the pump features a companion mobile app that makes it easy for users to discreetly monitor their glucose levels and insulin pump data, receive notifications, and automatically upload data to the CareLink cloud. The product received CE Mark approval in June 2020 and U.S. FDA approval in April 2023.
The Simplera Sync CGM sensor is an easy-to-use, two-step insertion sensor that is fully disposable, worn on the arm, and can last for up to seven days of continuous sensor readings. It is small and able to be worn discreetly, engineered to comfortably withstand normal daily activity without coming off. Usage and insertion are easy, and the product requires no calibration. The Simplera Sync CGM sensor received CE Mark approval in September 2023 and U.S. FDA approval in April 2025. MiniMed believes the improved design and ease of use of Simplera Sync will help accelerate penetration of the 780G system.
The Instinct sensor is an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology. Instinct features easy one-handed insertion, small and discreet wear, 15-day wear time, one hour warm-up, and no overtape. The MiniMed 780G system is designed to ensure seamless integration with Instinct. The MiniMed 780G received U.S. FDA clearance as an ACE pump in July 2025, and MiniMed’s SmartGuard algorithm received U.S. FDA clearance as an iAGC in September 2025. MiniMed also received CE Mark approval in March 2026. Study outcomes have shown similar glycemic outcomes for PWD using the Instinct sensor with the MiniMed 780G System as compared to those using the 780G system with Simplera Sync.

Figure D

Diabetes at Mealtime

A healthy pancreas

provides the needed insulin continuously to stay in normal glucose range

>95%
Normal glycemia

MiniMed 780G

more closely mimics a pancreas by detecting meals and auto adjusting insulin every 5 mins

78-81%
Normal glycemia

Competitor A

relies on manual bolus entry and 1st generation automated basal delivery

65-70%
Normal glycemia

High glucose
Low glucose
Meal consumed
1 Hr
2 Hrs
Meal detected
1 Hr
Manual bolus by user
1 Hr
Glucose level
Insulin delivery

The MiniMed 780G system uses MiniMed’s SmartGuard dosing algorithm technology, which automatically delivers basal insulin and auto-correction doses every five minutes based on sensor glucose readings. Additionally, every night the algorithm updates to adapt to ongoing changes in user behavior patterns. Compared to other systems, SmartGuard technology is able to dose more insulin safely, early, and often when sensor glucose is trending to higher levels to avoid hyperglycemia without increasing the risk of lows. Up to 288 automatic adjustments can be made on a daily basis. With MiniMed’s Meal Detection technology, the system also uses current and past sugar trends to detect a missed meal dose. When a user forgets to bolus, if the system detects a meal based on the rapid rise in sugar levels, it will automatically deliver correction doses while sugar levels are rising, up to every five minutes, to help bring the user back to target.
As part of the MiniMed 780G system, MiniMed offers a broad portfolio of infusion sets and reservoirs available to match different patient body types and lifestyle needs. MiniMed’s latest model is the MiniMed Extended Infusion set, which was the first commercialized infusion set to last up to seven days. This long-wear system eases the burden on PWD, allowing for fewer set changes and decreasing the burden of finding new infusion sites on their body. This set complements MiniMed’s Simplera Sync sensor, as users can replace them at the same weekly cadence. In addition to this model, MiniMed offers additional products to meet the diverse needs of PWD. For those with needle anxiety, MiniMed offers the MiniMed Mio Advance infusion set with an all-in-one insertion design. For those with allergies, MiniMed offers the MiniMed Sure-T infusion set, which uses a steel needle rather than a cannula.
The MiniMed 780G system has demonstrated the ability to significantly reduce burdens and improve outcomes relative to other treatment options available today, earning the highest satisfaction ratings among AID systems according to pump satisfaction survey results from dQ&A’s Q2 2026 U.S. Diabetes Patient Voice report, and has proven to reduce effort required for many patients and result in a higher quality of life. Additionally, the system has delivered superior outcomes for diverse populations, including high-risk adolescents, the technology naive, and patients new to insulin pump therapy.
In the United States, the MiniMed 780G system is indicated for use by T1D patients seven years of age and older and insulin-requiring T2D patients 18 years of age and older. In the EU, the MiniMed 780G system is indicated for use by T1D and insulin-requiring T2D patients two years of age and older, as well as pregnant women.

As of April 2026, MiniMed had approximately 659,000 customers in over 80 countries on its pump systems. MiniMed also offers compatibility with its MiniMed Guardian 4 sensor, Simplera Sync, and major smartwatch platforms. The MiniMed 780G system is intended for use with rapid-acting U-100 insulins (Admelog, Humalog, and NovoLog) and ultra-rapid-acting U-100 insulins (Fiasp and Lyumjev) in the United States and EU. In addition to the MiniMed 780G system, MiniMed offers prior versions of its AID system including MiniMed 770G, MiniMed 740G, and MiniMed 720G in select markets based on access and market need, which all have a connected CGM and smartphone compatibility.

Figure E

MiniMed Flex™ system

A fully connected, screenless, compact insulin pump system, designed to be controlled right from a phone. The smallest system with Meal Detection™ technology† that provides automatic adjustments and corrections‡ to glucose levels every 5 minutes.

Deance, MiniMed Flex user

SmartGuard™ technology

Dynamic insulin adjustments as glucose levels change day and night

MiniMed Flex insulin pump

Flexible targets as low as 100mg/dL

minimed
100 mg/dL
3 min ago
Active insulin 0.3 U
400
350
300
250
200
150
100
50
5 PM
6 PM
7 PM
8 PM
Home
Devices
Settings
Alerts

MiniMed app

Fully controls the pump, including delivering boluses and checking glucose levels, from the app without taking out your pump. Available on both Apple iOS and Android devices.

GET IT ON Google Play
Download on the App Store

Extended™ infusion set

The first commercialized infusion set designed for up to 7 days of wear time

Simplera Sync™ sensor

All-in-one easy-to-insert disposable continuous glucose monitor

† Taking a bolus 15–20 min before a meal helps to keep sugar levels under control after eating.

‡ Refers to auto correct, which provides bolus assistance. Can deliver all correction doses automatically without user interaction, feature can be turned on and off.

minimed

MiniMed Flex Pump
MiniMed Flex is MiniMed’s next-generation tubed insulin pump for PWD. The MiniMed Flex was cleared by the U.S. FDA in March 2026, and MiniMed launched it in the United States in June 2026 with Simplera and in August 2026 with Instinct. MiniMed received CE Mark approval for MiniMed Flex in July 2026 and EU launch is expected in November 2026. With its reduced size, sleek design, seven-day-wear infusion set, and smartphone control, MiniMed believes MiniMed Flex offers superior benefits:
•Improved hardware experience and design: Compared to other insulin pumps on the market, MiniMed expects that MiniMed Flex will offer leading infusion set lifespan and insulin capacity, with a 300-unit reservoir. It is MiniMed’s first screenless rechargeable pump, expected to only require a 30 minute charge every seven days. In addition, it is 50% the size of the current MiniMed 780G and will have a more modern interface for the user.
•Simplified app experience: The Flex Pump is designed to be fully controlled by a mobile app, allowing PWD to bolus, change settings, and silence alarms directly from their phones. A dedicated controller is available for those who do not have access to or prefer not to use their own phone.
•Access to best-in-class algorithm: Flex Pump’s advanced control algorithm is expected to provide market-leading TIR performance.

Figure F

MiniMed Go™ system

The only smart MDI system that uses real-time glucose and insulin levels to take the guesswork out of insulin dosing.

Ambar, MiniMed Go user

InPen™ smart insulin pen

A reusable smart insulin pen that uses Bluetooth® technology to send dose information to a mobile app. Offering dose calculations and tracking, InPen helps take on the mental math of diabetes management.†

minimed
115 mg/dL
2 min ago
Active insulin 0.3 U
400
350
300
250
200
150
100
50
5 PM
6 PM
7 PM
8 PM
Home
Devices
Settings
Alerts

MiniMed Go™ app

The MiniMed Go app integrates glucose measurements from a compatible continuous glucose monitor (CGM) with data on insulin doses delivered by the InPen smart insulin pen. It alerts when a dose is needed, and also supports automatic dose logging, tracking of active insulin, and a dose calculator.

GET IT ON Google Play | Download on the App Store

Made by Abbott

Instinct sensor

The first 15-day CGM.‡
Also compatible with the Simplera sensor.

† Proper pairing, connectivity, and settings required or incorrect dosing and serious injury can occur. See user guide for full details.

‡ Data on file, Abbott Diabetes Care, Inc.

minimed

MiniMed Go Smart MDI
MiniMed is progressing several enhancements to its Smart MDI system with its next-generation MiniMed Go system. MiniMed Go is MiniMed’s next-generation Smart MDI system and includes a simple, self-start smart insulin pen; a single, fully integrated app; and full integration with the Simplera Sync and Instinct CGMs. The MiniMed Go app has received CE Mark approval and U.S. FDA clearance, and MiniMed launched the product in Europe in February 2026 and in the United States in May 2026.
MiniMed Go is focused on enhancing and simplifying the user experience, including by providing proactive and predictive dosing recommendations, automating glucose level prediction in the background, and prompting the user to bolus or correct before he or she risks becoming hyperglycemic. MiniMed believes MiniMed Go will have the ability to deliver improved outcomes over CGM alone providing an option for those not interested in a pump. In the United States, MiniMed expects MiniMed Go to be distributed initially through the pharmacy channel. Studies have indicated that MiniMed’s Smart MDI system can deliver a 70.3% TIR and a 13% reduction in hypoglycemic events relative to baseline.
For patients who fear needle injections or desire a more comfortable injection experience, MiniMed also offers i-Port Advance, a three-day, simple-to-apply, and fully disposable injection port.
CareLink
CareLink is MiniMed’s software platform that provides support for PWD, their caretakers, and HCPs to help manage diabetes treatment. CareLink aggregates disease management data points, such as real-time CGM readings and insulin dosing logs, to generate actionable insights that can help improve health outcomes. Since the platform’s inception in 2006, MiniMed has continued to enhance its functionality with regular updates.
The CareLink patient dashboard improves efficiency by providing easy access to data to assess therapy management performance at a glance, displayed in a single, interactive view. This includes a 24-hour sensor glucose overview to show users how they are doing in managing their treatment and whether adjustments or changes need to be made. PWD, their caretakers, and HCPs can get updates on key performance indicators, tracking trends and changes in glucose, TIR, extreme glucose levels, and device usage. Using CareLink monitoring data, the My Insights program provides PWD with automated, personalized insights and encouragement, which MiniMed expects to incorporate as in-app nudges in upcoming CareLink development milestones. With the patient dashboard, providers can remotely monitor key data points for all their patients in one view, including TIR, insulin delivery, and device usage. This platform simplifies HCPs’ workflow, helping to prioritize which of their patients need the most support and facilitating more efficient allocation of time and resources to help HCPs run their practices more effectively.
Software Applications
To enable users to access their information with ease, MiniMed has several apps that allow users to view their information. The MiniMed Mobile app connects to a user’s pump and CGM, displaying information like their current sensor reading, insulin delivery information, and TIR. The CareLink Connect app allows family members, friends, or care partners to monitor users’ diabetes information in real time, allowing them to monitor outcomes and support PWD with their diabetes management.
Legacy Products
In certain markets and geographies, MiniMed continues to offer legacy versions of its products. Over time, MiniMed expects these legacy products will make up a smaller percentage of its revenue and user base.

Clinical / Real-World Evidence
MiniMed’s commitment to PWD has always been to create a smarter and easier future for PWD, which has driven MiniMed’s organization to develop what it believes is currently the world’s best AID system, the MiniMed 780G. The 780G has consistently demonstrated superior glycemic control, clinical efficacy, and cost-effectiveness compared to other diabetes treatment options, including competing AID systems based on real-world data and literature meta-analyses. Additionally, the 780G’s ability to manage basal and bolus insulin delivery without any action required greatly eases the burden of managing diabetes.
Clinical Measurements of Blood Glucose Levels and Glycemic Control
Glycemic control has two widely accepted measures: TIR and A1C. TIR is a representation of blood glucose levels as measured by a CGM device, expressed as a percentage of time spent between 70 and 180 mg/dL, or 3.9 and 10.0 mmol/L. The target for TIR, based on ADA guidelines, is >70%. A1C is measured with a blood test and is a representation of the average blood sugar over the previous three months. The ADA recommendation for A1C is <7.0%, or 53 mmol/mol.
Figure G

MiniMed is Better

Better than others

Over 3 more weeks a year in good control
versus the competition

Up to €43,000 less on medical care
versus traditional therapy

4.4x more users have achieved their diabetes goals
versus those on injection therapy and CGM

Easy to use

Forgiveness for undercounted carbs or missed meals

96% fewer injections* (vs typical MDI user)

Significant increase in treatment satisfaction (vs MDI)

For everyone

Challenging youth
+9 hrs/day time in range

Diverse cultures and diets
All top 40 countries have achieved glycemic goals**

Tech naïve adults
80%+ time in range

Hormone variations
70%+ time in range throughout menstrual cycle

*1/week on AID with extended infusion set vs 4/day for typical MDI user
**>70% TIR based on 780G users' real-world data

The 780G has Improved Glycemic Control versus the Current Standard of Care
The ADAPT study is the first multi-national randomized control study evaluating the performance of the 780G system versus standard of care (MDI + intermittently scanned continuous glucose monitoring (“isCGM”)) in individuals with T1D who were poorly controlled (A1C of 9% at baseline) despite scanning their glucose levels at least five times per day. At six months of this study, A1C had decreased by around 1.54% to 7.32% for 780G users, compared to a decrease of around 0.2% to 8.91% for users of MDI + isCGM. The use of the 780G system in this study demonstrated the benefits in glycemic outcomes and users’ satisfaction beyond those that can be achieved with MDI + isCGM. Additionally, significantly more users on the 780G achieved the TIR and A1C targets than users on MDI + isCGM. This data supports providing access to MiniMed’s advanced hybrid closed-loop system in people with T1D who are not at target glucose levels. On average, participants using the MiniMed 780G system reported improved quality of life as measured in decreased social worry and diabetes worry, as well as increased treatment satisfaction, impact, and general well-being.

The 780G’s Superiority has been Further Supported by Real-World Evidence
Clinical trials in the safety/efficacy of diabetes devices are conducted in a relatively small cohort of participants, usually fewer than 500. There may be substantial selection bias involved in those people with T1D who volunteer or who are asked to volunteer. It is important to confirm the results of clinical trials with real-world evidence which often involves tens of thousands of users of a device which mitigates the likelihood of selection bias. The real-world data has confirmed the results seen in the 780G clinical trials. Real-world evidence from a global dataset of approximately 400,000 users demonstrated that the 780G can help improve outcomes for people living with T1D by safely achieving glycemic targets. Overall, 80% of MiniMed 780G ROS users (16% of all users were ROS users), and 61% of all MiniMed 780G users, achieved the combined glycemic targets of TIR above 70%, Time Below 70 mg/dL below 4%, and Time Below 54 mg/dL below 1%. Mean TIR was 77.5% and mean glucose management indicators (“GMI”) was 6.8% for ROS users, and 72.1% and 7.0% for all users. GMI is a population-based estimate of A1C based on mean CGM glucose that is widely accepted as an indicator in the diabetes industry. The 780G also has consistent outcomes in diverse populations of users across age, gender, geography, and prior levels of glycemic control. In a published longitudinal study of real-world evidence collected from over 100,000 MiniMed 780G users across 34 countries in EMEA, the glycemic outcome results were sustained over a 12-month observation period, which was the clinical endpoint of the analysis.
Proven real-world success in EMEA has also been replicated in the United States. Real-world data on more than 133,000 U.S. users as of May 2026 showed that TIR was 72.4% for all users and 77.6% for those using recommended SmartGuard settings with a glucose target of 100 mg/dL and active insulin time of two hours.
The 780G’s Ease of Use Can Reduce the Burden of Managing Diabetes
The MiniMed 780G system has multiple advanced features which MiniMed believes reduce the burden of managing diabetes; this is further supported by clinical and real-world evidence.
Estimating carbohydrate intake is a significant burden for PWD while missed or late meal boluses have significant negative impact on glycemic outcomes and TIR. The 780G allows PWD to miss or be late to meal boluses, or mis-estimate their carbohydrate intake, and still achieve glycemic targets. The 780G’s five-minute auto-corrections compensate for these missed or late insulin doses. In addition, when PWD underestimate their carbohydrate intake, the 780G adjusts insulin delivery automatically to help improve outcomes.
Even without manual patient input, the MiniMed 780G system has been shown to enable users to achieve ADA clinical guidelines of TIR >70%. A recent real-world data analysis identified over 54,000 MiniMed 780G users with more than ten recorded days when these individuals did not deliver any user-initiated meal boluses. For those days without manual boluses, ROS users achieved a mean TIR of 76.3% (23.3% of all users were ROS users), and all users achieved a mean TIR of 70.9%. Both ROS and non-ROS users experienced minimal hypoglycemia (≤ 0.9% time below 70 mg/dL). This analysis demonstrates the robustness of the MiniMed 780G system in real-world use, highlighting its flexibility and ability to deliver outcomes even on days when user engagement is minimal.
With the lessened burden of managing diabetes, PWD experience improved quality of life. A French observational study spanning a period of 12 months with 270 participants who had been receiving continuous subcutaneous insulin infusion therapy showed that treatment satisfaction increased across age groups for PWD on the 780G, and quality of life, using the Diabetes Quality of Life (DQOL) instrument in adults, also improved. In addition, fear of hypoglycemia decreased in adults and children for PWD who used the 780G.
The 780G System Can Improve Outcomes for Diverse Populations of PWD
The 780G has shown to be an effective therapy for diverse groups of people, delivering international consensus-recommended glycemic control. Regardless of age, gender, race, socioeconomic backgrounds, or culture, MiniMed’s AID system has proven to achieve meaningful improvement in glycemic levels.

People who are in a challenging age group
The 780G significantly improves outcomes for adolescents whose diabetes is high risk and challenging to manage. For adolescents ages 13-25, the 780G provides sustained glycemic improvement, with studies showing TIR increasing by more than 30 percentage points, A1C decreasing by more than 2.5 percentage points at 12 months, and the rate of diabetic ketoacidosis decreasing by almost 40%.
People who are living with T2D with or without GLP-1 use
A 13-site, single-arm observational study of 89 adults with T2D who had been using either MDI or CSII pump therapy showed significant improvement in TIR and A1C levels after switching to the MiniMed 780G, with or without GLP-1 use. The participants underwent an approximately 21-day run-in period of open-loop or hybrid closed-loop followed by an approximately 90-day study period of 780G use. Users on the 780G saw their TIR increase from 72.2% during the run-in to 79.8%, with a reduction in A1C levels from 7.9% at baseline and during run-in to 7.2%. Additionally, there was no significant difference in A1C levels between GLP-1 users and nonusers. For GLP-1 users, A1C levels decreased from 7.6% to 7.1% whereas A1C levels decreased from 7.7% to 7.2% for nonusers.
A retrospective, real-world analysis of over 26,000 780G users with T2D also demonstrated that the 780G helps people with T2D and insulin resistance achieve glycemic control targets. Amongst the cohort of users who self-reported as having T2D and total daily dose of over 100 International Units (IU), the mean TIR was 72.2%. For ROS users, who represented 30.6% of the cohort, the TIR was even higher at 78.7%.
In people with T1D and T2D who are 65 years and older, TIR (70-180 mg/dL) exceeded 80% and TITR exceeded 55% and Time Below Range (below 70 mg/dL) was less than 1% with recommended settings. This demonstrates that older individuals with diabetes can achieve similar results to those who are younger.
People who prefer different options
The 780G works well for PWD who do not prioritize glycemic control in bolusing or precisely estimating carbohydrates. For those who do want to prioritize achieving near-normal TIR levels, the 780G has demonstrated impressive results with TITR, defined as a percentage time spent in between 70 and 140 mg/dL (as opposed to time spent in between 70 and 180 mg/dL for TIR). TITR can be a more appropriate indicator in certain situations than TIR, such as when glucose levels are close to normal, when tighter glycemic control is required, or as a marker of a system’s ability to effectively control hyperglycemia. A study of over 13,000 real-world T1D users of the 780G demonstrated that its use improved TITR by 11.7% to 48.9% in those 15 or under and by 11.6% to 48.8% for those over 15, compared to the period before 780G use. Moreover, ROS users, who represented 5.3% of all users, achieved mean TITR of at least 55%. Another study showed that 780G users 56 years of age or older with T1D achieved a TITR of 51.3%; for ROS users, who represented 6.2% of all users 56 years of age or older, TITR was even higher at 57.4%.
People across different socioeconomic, cultural, and geographical backgrounds
The 780G has been proven to work for people across diverse socioeconomic backgrounds, as defined by the ADI score, a composite metric of socioeconomic status based on income, housing, employment, and education. Based on real-world evidence from over 40,000 780G users who lived in the United States, glycemic control results were similar regardless of socioeconomic status, with all ADI groups achieving an average 7% GMI. Additionally, MiniMed believes that the 780G can deliver recommended clinical outcomes across many geographies despite variability in diet and lifestyle, making access to superior solutions more equitable. All top 47 countries ranked by TIR achieved glycemic goals (>70% TIR) based on 780G users’ real-world data.
The 780G System Has Delivered Best-in-Class Glycemic Control Outcomes Over Current AID Systems and Insulin Pumps
A recent meta-analysis of 32 RCTs which includes Omnipod 5 shows 780G has a TIR that is 10 percentage points higher than Omnipod 5, 5.0% higher than Tandem’s t:slim X2 with Control-IQ technology, 3.0% higher than

CamDiab’s CamAPS Fx, and 6.8% higher than Diabeloop’s Generation 1. Although all hybrid closed-loop systems reduced users’ time below target range, 780G users exhibited the largest reductions compared to subcutaneous insulin therapy without continuous glucose monitoring. The risk of severe hypoglycemia and diabetic ketoacidosis was similar to other types of insulin therapy.
In addition to clinical studies, based on published real-world data, the 780G has proven to help its users maintain the closest TIR to a healthy pancreas compared to competing AID systems. A healthy pancreas maintains a TIR of 95%+. Acknowledging differences in patient age distributions can impact sustained TIR results in real-world data, in a longitudinal global real-world evidence dataset comprised of approximately 400,000 users spanning pediatric to adult patients, the 780G system has been proven to maintain a median TIR of 75-78% across pediatric and adult ROS users (comprised of over 65,000 users) as compared to published real-world evidence showing a median TIR of 65-70% across pediatric and adult age groups using the lowest glucose target for Insulet’s Omnipod 5 (54% of users used the lowest glucose target, and median TIR was 61-66% for all users) and, for Tandem’s Control-IQ, a median TIR of 72% for all patients and, in a separate 12-month observational study, a median TIR of 61-70% across pediatric and adult age groups. In the same data, for patients using 780G, 80% of all ROS users achieved the consensus target of TIR over 70%, as compared to 46% with the lowest target glucose setting for Insulet’s Omnipod 5. The percentage of patients using Tandem’s Control-IQ that achieved the consensus target of TIR over 70% was not specified.
Data for this comparison is based on Insulet’s Forlenza 2024 study, Tandem’s Messer 2023 study, and Tandem’s Graham 2024 study, which MiniMed believes are comparable to MiniMed’s real-world data because they are also relatively large real-world datasets with diverse populations spanning pediatric and adult patient ages, but differ in that they are limited to U.S. patients. Additionally, while Tandem’s Graham 2024 study is longitudinal and discloses outcomes for pediatric and adult age groups, it has a comparatively smaller sample size, and while Tandem’s Messer 2023 study has a comparatively larger sample size, it is not longitudinal and does not disclose outcomes by age groups.
The Pöhlmann 2025 meta-analysis, a systematic literature review and meta-analysis of 34 real-world studies conducted by external researchers in collaboration with Medtronic, evaluated glycemic outcomes across major AID systems. This independently executed analysis included data from more than 635,000 users. The study explores comparative performance outcomes for Medtronic’s MiniMed 780G, Tandem’s Control-IQ, and Insulet’s Omnipod 5 systems, among others.
The Pöhlmann 2025 meta-analysis found that the MiniMed 780G achieved the highest pooled TIR, outperforming both Control-IQ and Omnipod 5, while also demonstrating lower time above range and more consistent performance across geographies and age groups relative to other systems. MiniMed 780G ROS users achieved a mean TIR of 79.6%, which was 11.9% higher than the mean TIR of 67.7% achieved by Omnipod 5 ROS users. The overall (using any settings) TIR results showed that MiniMed 780G users using any settings achieved an unweighted mean TIR of 73.8%, which was 13.8% higher than the mean TIR of 60.0% achieved by Omnipod 5 users using any settings. ROS users comprised 6.5% of MiniMed 780G users and 53.3% of Omnipod 5 users.
The 780G Can Be Cost-Effective
The 780G can be a cost-effective way to manage diabetes and provide both long- and short-term economic benefits to PWD and healthcare systems. An analysis of data sourced from the ADAPT trial showed that 780G could potentially generate long-term savings, versus traditional therapies, of up to €43,000 per QALY by reducing diabetes-related complications in people with T1D with suboptimal glycemic control.
Innovation / Pipeline and Future Initiatives
Overview
MiniMed plans to continue its track record of creating disruptive technologies in the diabetes industry with its rich pipeline including MiniMed’s Fit patch pump with extended wear and MiniMed’s next-generation Vivera dosing algorithm. These low-burden, easy-to-use, and consumer-friendly products are integrated around a unique software system that MiniMed has designed to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies.
Among its key initiatives, MiniMed plans to deepen its penetration of its addressable market in diabetes to include all modalities of insulin delivery. This includes MDI, tubed pumps, and patch pumps. With these insulin dosing options, MiniMed can accommodate the needs of the entirety of the T1D and T2D insulin dosing population whereas historically MiniMed was limited to only those that wanted a tubed pump.
Figure H

Full System Intraoperability

CGM options

Simplera &
Simplera Sync

Instinct

Made by Abbott

Interchangeable, simple-to-insert, comfortable to wear and fully disposable

Insulin delivery options

InPen

Seamlessly transition between therapies without changing companies

MiniMed Flex

MiniMed Fit

Vivera Algorithm
Third generation fully automated algorithm to mimic a healthy pancreas for a hands-off experience

Unified digital experience

minimed
100 mg/dL

Single User App

TRIAGE STATUS
minimed
Patients

CareLink Clinic (for HCPs)

Total therapy management from one smart device plus easy access for care partners to data insights in and outside the clinic

Pipeline and Future Initiatives Detail
In the near future, subject to regulatory approval, MiniMed plans to globally introduce its new insulin patch pump, and its next-generation Vivera dosing algorithm, ultimately providing what MiniMed believes will have the potential to be the best performing and easiest-to-use “hands-free” AID user experience in the market. In addition, MiniMed is working on its next-generation extended wear sensor.
MiniMed’s pipeline and future initiatives are described in more fulsome detail below.
MiniMed Fit Patch Pump
MiniMed Fit is MiniMed’s planned patch pump and is intended to offer an alternative form factor to MiniMed’s tubed pump. MiniMed expects that MiniMed Fit will offer a discreet, convenient diabetes product with the potential for extended wear time (up to seven days), large reservoir (300 units), and smartphone control. In addition, the MiniMed Fit patch pump’s differentiated two-piece design operates quietly and reduces waste, with a reusable component containing the rechargeable battery with integrated electronics, and a consumable or disposable component containing the insulin reservoir, infusion cannula, and on-body adhesive.
MiniMed believes MiniMed Fit will be attractive to both the T1D and T2D populations given its reservoir size and days of wear. MiniMed also believes the product will be positioned to enhance MiniMed’s U.S. pharmacy channel strategy. MiniMed submitted MiniMed Fit for U.S. FDA approval in August 2026.

Next-Generation Vivera Dosing Algorithm
MiniMed is working to extend its category leadership with its next-generation Vivera algorithm which MiniMed expects will enable a “hands-free” AID system that can safely and reliably deliver the right doses of insulin at the right time inclusive of mealtime. Startup will be simplified with just one total daily dose entry and without any regular user input. This next-generation algorithm is being designed to minimize the burden of managing diabetes by eliminating carb counting and manual food bolusing while allowing the user to maintain class-leading and consensus-recommended levels of glycemic control, with flexible targets of 90-140 mg/dL. MiniMed believes its algorithm will be highly differentiated among the algorithms currently in the market, minimizing input by the user and the provider. In feasibility study data for adults, the Vivera algorithm without manual user input achieved a mean TIR of 73.8%, with 75% of participants exceeding ADA guidelines of TIR >70%. For adult users seeking even tighter glycemic control, the Vivera algorithm with optional user carb counting achieved a mean TIR of 82.3%, with 92% of participants exceeding ADA guidelines of TIR >70%. The adult feasibility study data was collected from 24 patients with T1D currently using AID therapy, assumed to be sufficient to establish feasibility, across two studies conducted in Israel and New Zealand between April 2025 and August 2025. The feasibility study protocols used were not designed to prove statistical significance. MiniMed initiated the U.S. pivotal trial for the Vivera algorithm in February 2026.
Next-Generation Extended Wear Sensor
MiniMed is also working on its next-generation extended wear sensor which recently received investigational device exemption (“IDE”) approval from the U.S. FDA. MiniMed expects to begin its pivotal trial this fall. This sensor will incorporate a new chemistry sensing platform relative to Simplera and represents the next step in its long-term sensor roadmap.
Below is a table that describes MiniMed’s pipeline and future initiatives in more detail.

Name	Expected U.S. Timing	Expected EU Timing	Description	Illustration(a)
MiniMed Fit Patch Pump	U.S. FDA Submission: Submitted. U.S. Launch: Summer CY2027	CE Mark Submission: To be announced EU Launch: Following U.S. launch	Pump in patch form factor with differentiated two-piece design and up to seven days wear
Vivera Dosing Algorithm	U.S. Pivotal Trial: Q1 CY2026 U.S. Launch: H2 CY2027	EMEA Pivotal Trial: Q3 CY2026 CE Mark Submission: To be announced	Next-generation algorithm requiring no effort for meal management by the user
Next-Generation Extended Wear Sensor	U.S. IDE: Approved	N/A	Next-generation extended wear sensor
__________________
(a)Images not to scale.
The descriptions above regarding MiniMed’s pipeline and future initiatives are based on MiniMed’s current expectations and are therefore subject to certain risks and uncertainties. See “Risk Factors.”

Abbott Integration, Supply, and Distribution Agreement
On July 31, 2024, Medtronic MiniMed, Inc., a subsidiary of MiniMed, entered into a global integration, supply, and distribution agreement with Abbott, which agreement was amended on June 1, 2026 (the “Abbott Agreement”). Under the terms of the Abbott Agreement, Abbott supplies MiniMed with an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology in exchange for formula-based payment per unit. The June 1, 2026 amendments to the Abbott Agreement, among other things, extended MiniMed’s partnership with Abbott to commercialize dual glucose-ketone sensors designed to integrate exclusively with MiniMed’s smart dosing systems. Abbott is the exclusive supplier of third-party CGMs for certain of MiniMed’s AID and Smart MDI systems. The Abbott agreement will continue for an initial term of seven years from June 1, 2026 and will automatically renew every two years thereafter for successive two-year terms, absent two years’ advance non-renewal notice by either party or unless terminated in accordance with the terms of the agreement. MiniMed or Abbott may terminate the Abbott Agreement following the other party’s material breach or insolvency, or if the other party undergoes a change of control with a competitor. Abbott may, in its sole discretion, terminate the Abbott Agreement (i) if MiniMed fails to purchase certain Abbott CGMs for any continuous six-month period, (ii) if MiniMed fails to commercially launch certain Abbott CGMs in certain markets within four years of the effective date of the Abbott Agreement, or (iii) if MiniMed acquires an independent CGM company and subsequently fails to meet the specified purchase volume threshold in certain markets. Under the terms of the Abbott Agreement, MiniMed agreed that it will not purchase, market, or distribute CGMs from certain of Abbott’s CGM competitors.
Blackstone Co-Development Agreements
MiniMed is party to certain arrangements with Blackstone pursuant to which it has received funding for expenses related to the development of specific Diabetes products up to certain caps for each project (each, a “Blackstone Agreement” and collectively, the “Blackstone Agreements”), and Blackstone Agreements under which MiniMed has continuing financial obligations were assigned to MiniMed pursuant to the Separation Agreement. The Blackstone Agreements for which there are ongoing development and commercialization plans relate to MiniMed’s next-generation MiniMed Flex insulin pump and MiniMed Fit patch pump. Additionally, Medtronic has continuing financial obligations under a previously terminated Blackstone Agreement for an extended-wear infusion set with a built-in CGM and transmitter (the “MiniMed Duo”), in respect of which MiniMed was assigned the obligation pursuant to the Separation Agreement to pay royalties to Blackstone should MiniMed commercialize this product in the future.
Under the Blackstone Agreements, MiniMed is required to use certain defined commercially reasonable efforts to take certain development actions set forth in the Blackstone Agreements and to commercialize the applicable Blackstone-funded Diabetes products in certain specified jurisdictions for a specified period of time. As between MiniMed and Blackstone, MiniMed will be the sole and exclusive owner of all intellectual property rights to products developed under the Blackstone Agreements for future commercialization. Blackstone will not, without MiniMed’s consent, obtain any right or license to use any intellectual property rights to products developed under the Blackstone Agreements.
For each applicable Diabetes product, during the first two years following regulatory approval in the United States and commercial launch of each such product, Blackstone will earn the greater of: (i) mid-to-high single digit royalty percentage of applicable net sales for each product, and (ii) specified minimum payments up to $162 million for each product. After the first two years following regulatory approval in the United States and commercial launch of each Diabetes product, MiniMed’s royalty obligations continue at a mid-to-high single digit royalty percentage of applicable net sales until aggregate royalty payments since commercial launch have reached an amount equal to a low single digit multiple of the aggregate funding (the “Net Sales Threshold”) provided by Blackstone under such agreement. If a development project is delayed, the Net Sales Threshold will be subject to certain upward adjustments. Once the Net Sales Threshold has been reached, Blackstone will continue to earn royalties for five years at a low single digit royalty percentage of applicable net sales. On March 18, 2026, MiniMed announced that the U.S. FDA had cleared the MiniMed Flex, a next-generation discreet, smartphone-controlled insulin pump, and in June 2026 MiniMed launched MiniMed Flex in the United States. In February 2026, MiniMed also submitted the MiniMed Flex for CE Mark approval, which MiniMed received in July 2026. MiniMed Flex currently supports MiniMed’s Simplera Sync sensor and the Instinct sensor, made by Abbott. In connection with the U.S. FDA clearance of MiniMed Flex, MiniMed recognized a one-time charge of $157 million during the fourth quarter of fiscal year 2026 related to future minimum royalty payment obligations under MiniMed’s research and development funding arrangement with Blackstone. See Note 11, “Research and Development Funding Arrangements,” to MiniMed’s condensed consolidated financial statements and Note 11, “Research and Development Funding Arrangements,” to MiniMed’s consolidated financial statements for additional information.
Each Blackstone Agreement is subject to termination by Blackstone or by MiniMed in certain circumstances described further below. Blackstone may terminate a Blackstone Agreement: (i) if MiniMed fails to make certain capital investments and is unable to manufacture sufficient quantities of the product, (ii) if MiniMed is enjoined from continuing product development or commercialization, (iii) if MiniMed acquires rights to a competing product to the applicable product in certain specified markets, or (iv) if certain specified fundamental changes to MiniMed, or to MiniMed’s rights to the product, occur. MiniMed may terminate any of the Blackstone Agreements for any reason by providing a specified amount of prior written notice to Blackstone. If MiniMed or Blackstone elects to terminate a Blackstone Agreement for one of the reasons described above, MiniMed will be required to make a termination payment to Blackstone of a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, and MiniMed’s royalty payment obligation under the affected agreement will also continue in certain termination circumstances. If MiniMed acquires rights to a competing product in certain specified markets, Blackstone has the option to terminate the Agreement and receive a termination payment from MiniMed equal to a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, or continue to be eligible for the royalty payments on the product subject to the Blackstone Agreement; provided that if the product subject to the Blackstone Agreement has already been submitted for regulatory approval for commercial use at the time the competing product is acquired and Blackstone elects to receive royalty payments, such royalty payments would apply to both the product subject to the Blackstone Agreement and the competing product. MiniMed or Blackstone may also terminate a Blackstone Agreement if the other party materially breaches the agreement, subject to customary notice and cure provisions, and in certain such termination circumstances, a payment to Blackstone of a multiple of the funded amounts would be required, which may be up to $216 million for each such termination. MiniMed may also terminate a Blackstone Agreement if the relevant product is determined to be technically infeasible, although MiniMed’s royalty payment obligation to Blackstone will survive such termination.
During fiscal year 2025, by mutual agreement two co-development agreements with Blackstone were terminated. One agreement, for the development of MiniMed Duo, was terminated for technical infeasibility prior to full funding, with no termination charges recorded within MiniMed’s combined financial statements. The obligation to pay Blackstone royalties on MiniMed Duo’s net sales continues if the development and commercialization of this product are completed in the future. The other agreement was terminated following negotiations to resolve a contractual dispute with Blackstone related to the alleged acquisition of a competing product. As a result of these negotiations, MiniMed and Blackstone mutually agreed to terminate the agreement, MiniMed agreed to make a one-time $165 million payment to Blackstone, and MiniMed and Blackstone were each relieved of any continuing obligations under the agreement other than customary survival provisions.
MiniMed’s Competitive Strengths
MiniMed believes the following strengths provide MiniMed’s business with significant, lasting advantages:
Unique and differentiated technology system delivering superior health outcomes and reducing diabetes disease burden for patients
MiniMed was the first player in the market to commercialize fully integrated Smart Dosing systems that include pumps and insulin pens, CGMs, other consumables, dosing algorithms, software, and applications, as well as wraparound system support. MiniMed’s fully integrated system addresses two key pain-points for PWD: health outcomes and complexity of diabetes management.
Addressing Health Outcomes: MiniMed’s systems have consistently delivered superior clinical outcomes across diabetes populations, with a robust body of clinical evidence from controlled studies as well as real-world outcomes supporting MiniMed’s ability to improve glycemic control when compared to competing Smart Dosing systems as well as traditional therapy treatment options, including MDI with an unconnected CGM. Driving these better outcomes is crucial to relieving users of the serious comorbidities and health risks associated with diabetes—renal disease, blindness, nerve damage, and cardiovascular disease risk, among others. In addition to clinical studies, health economics studies have shown that MiniMed’s products also are associated with higher life expectancy and better cost-effectiveness versus traditional therapies. MiniMed believes the key to delivering these outcomes is its robust dosing algorithm, which was built with the benefit of hundreds of millions of patient data points accumulated over MiniMed’s years of operation.
Addressing Complexity: MiniMed addresses complexity by offering a simple solution and customer experience that removes some of the constant administrative, physical, mental, and emotional burdens associated with managing diabetes. MiniMed believes its robust and forgiving algorithm is the market leader in effectiveness based on the results of its clinical studies. It can adjust for the occasional missed meals and deliver autocorrections to keep patients in a healthy glycemic range. As the first medical device company to commercialize all the components of a full Smart Dosing system, MiniMed’s solutions are designed to integrate best and work better together. MiniMed’s customers have a single vendor and point of contact for their technology needs, further simplifying their disease management and reducing burden. MiniMed operates scaled global call centers, available on a 24 / 7 / 365 basis and supporting 25 different languages, with a single customer service line that handles issues for patients with any element of their diabetes management system. MiniMed offers a comprehensive range of treatment options, enabling user choice without sacrificing technological connectivity. MiniMed’s CareLink software is fully compatible with its insulin pump, smart pen, CGMs, and other consumables, providing a solution for HCPs to manage their clinics more effectively and for users and their caretakers to track their therapy easily.
Altogether, MiniMed’s products deliver a better quality of life for PWD. This has been MiniMed’s focus since launching its first-generation MiniMed 670G hybrid closed-loop system in 2016, and continues today as MiniMed develops its third-generation AID systems. MiniMed’s ecosystem of technologies is robust, reliable, easy-to-use, adapts to varying lifestyles and preferences, employs closed-loop autonomous dosing capabilities, and delivers health outcomes for a wide diversity of patient types. MiniMed is also able to implement system-wide cybersecurity risk mitigations that are fully integrated into its product offerings and are under its control. As PWD adopt Smart Dosing, MiniMed believes these factors position it to capture share.
A global leader in diabetes medical devices with the largest number of pump users, broad and deep commercial reach, and scaled manufacturing capabilities
According to Seagrove Partners’ March 2026 market model, Insulet, Tandem, Ypsomed (now known as mylife Diabetes Care), Beta Bionics, and Medtrum, which MiniMed believes represent its closest insulin pump competitors, operate in 16, 23, 16, 1, and 11 countries, respectively. MiniMed has a strong OUS presence, with the largest number of pump users in Benelux, Germany, Israel, Italy, the Scandinavian region, and Spain, the second largest number of pump users in the United Kingdom, France, and Australia, and the third largest number of pump users in Canada, according to Seagrove Partners’ March 2026 market model. According to the same market model, MiniMed also maintains strong positions in top OUS developing markets: for example, MiniMed has the largest number of pump users in Argentina, Brazil, Poland, Russia, and Saudi Arabia, which markets it considers its top five OUS developing markets.
MiniMed delivers on its mission with a well-invested, global, and experienced employee base of approximately 8,000 dedicated employees globally, including over 2,800 commercial employees, and two world-class dedicated manufacturing facilities. Commercially and operationally, MiniMed’s scaled global infrastructure creates a significant barrier to entry, given MiniMed’s decades-long presence operating OUS. MiniMed has experience navigating numerous distinct local regulatory and reimbursement regimes and has made a significant level of upfront investment that is required to establish footholds in its markets. As it goes to market, MiniMed promotes education in AID, expands availability of its products in the United States across distribution channels and health plans, and is differentiating itself outside of the United States in national tender regimes.
Over its years of operation, MiniMed has developed a deep understanding of each of its markets’ unique local dynamics to optimize its commercial approach. In many markets, MiniMed’s sales cycle is high touch, where MiniMed benefits by dedicating resources to functions that range from demand generation, both in the field and in digital marketing, through fulfillment support and renewals. Country to country, particularly within the EU, Japan, and Australia, MiniMed adapts its selling motion to a variety of payment schemes, varying constraints on its marketing activity, and differing levels of government and private payor involvement. MiniMed supports patients and HCPs in their treatment decisions and ongoing product utilization, building relationships with thousands of prescribing HCPs globally, including through clinical field professionals.
MiniMed has built a scaled manufacturing base, which MiniMed believes will enable its profitability and provides substantial operating leverage as MiniMed grows. MiniMed has produced over 5 million insulin pumps since 2001.
Significant body of compelling clinical and real-world evidence demonstrating MiniMed’s technology’s superior performance
There is a significant base of real-world data and experience as well from users, as hundreds of thousands of people have used MiniMed’s products. Broadly, this evidence supports the superiority of MiniMed’s system against other existing treatment options. Over the years, MiniMed’s products have produced consistent high-quality results for users.
A real-world study of adult ROS users, who represented 5.3% of the adult cohort, observed an approximately 81% TIR outcome (74% TIR for all adults), well above the 70% minimum ADA guideline. In another study, 86% of 780G ROS users, which represented 6.4% of all users, and 62.5% of all users, achieved at least that minimum 70% TIR. In a published meta-analysis, MiniMed users also exhibited the largest improvement in TIR when compared with competing systems, showing a mean difference of over 21% net higher TIR as compared with MDI, or five hours per day improvement. In the ADAPT randomized controlled study, users of the MiniMed 780G system with MiniMed’s SmartGuard algorithm and Meal Detection technology achieve a significant average reduction in A1C of 1.4%, compared to MDI therapy with CGM alone.
MiniMed’s system is also differentiated in its ability to deliver improved outcomes across a variety of diverse patient ages, diets, and lifestyles across the world. It is effective in difficult-to-treat populations: for example, evidence shows that high-risk T1D youth (aged 13-25 years) achieve more than nine additional hours of TIR after switching to a MiniMed 780G from MDI. It is simple enough for all users: a sample of patients naive to technology achieved 85% TIR after switching to MiniMed 780G. In terms of user experience, the MiniMed 780G has maintained the number one pump satisfaction in the United States since Q2 2024, according to pump satisfaction survey results from dQ&A’s Q2 2026 U.S. Diabetes Patient Voice report. Taken together, evidence shows that MiniMed’s solutions, through the simplicity of using one purpose-built technology ecosystem, improves the quality of life for MiniMed’s patients.
Industry-defining innovation track record, skilled global R&D team, and robust proprietary Virtual Patient Model
MiniMed has a 40+ year history of demonstrated excellence in innovation. MiniMed is committed to making material contributions to improving the lives of PWD through industry-defining inventions, including the first insulin pump with mass-market appeal and usability, the first physician-use CGM system, and the first hybrid closed-loop pump system. MiniMed supports its innovation mission with a strong base of scientific, engineering, and regulatory expertise. Leading MiniMed’s efforts are over 1,100 research and development professionals who bring a diversity of skills across electrochemistry, electronics, mechanical engineering, software, data science and AI, and consumer electronics and valuable experience in the diabetes space. MiniMed has continuously invested in these capabilities and its innovation, deploying $448 million in research and development over the twelve months ended April 24, 2026 and $1.3 billion over the last three fiscal years.
Over the years, MiniMed has accumulated a wealth of longitudinal patient data and experience to support its continued innovation as the first company that has developed and commercialized both insulin delivery systems and CGM systems. Leveraging this proprietary data, MiniMed has constructed a robust Virtual Patient Model comprised of over 430 million data points from a wide variety of patients that simulates real-world conditions across a range of physiologies. With this Virtual Patient Model, MiniMed can accelerate its ability to iterate and virtually evaluate algorithm improvements with high correlation to real-world and controlled clinical outcomes. MiniMed believes it is a critical differentiator versus its competition, as dosing algorithms become more complicated and precise—eventually creating a completely hands-free experience, eliminating elements of user input such as carb counting.
Large intellectual property portfolio, fortifying MiniMed’s competitive positioning
Over its decades in operation, MiniMed has accumulated a large body of intellectual property. MiniMed vigorously safeguards its proprietary rights through a combination of patents, copyrights, trade secrets, nondisclosure agreements, and other legal protections. As of April 2026, MiniMed owns or has rights to a large global patent portfolio with over 2,000 patents and patent applications worldwide, certain of which relate to various current or prospective aspects of the MiniMed 780G, Simplera CGM, InPen, algorithms, and adjunct products and systems. Protecting MiniMed’s intellectual property is a core strategic focus for MiniMed’s business, as MiniMed believes many of its current technologies and those in its pipeline are superior advancements to other products that are available today.
Attractive financial profile characterized by strong net sales growth, high device content per customer, and durable revenue base
MiniMed’s competitive strengths and execution of MiniMed’s strategy has resulted in an attractive financial profile for MiniMed’s business. MiniMed has demonstrated double-digit year-over-year net sales growth in the last two fiscal years, driven by growing sales of the MiniMed 780G system as well as the successful launch of the Simplera CGM in the EU and the United States, Instinct CGM in the United States, and Simplera Sync in the EU. Because MiniMed commercializes all parts of an integrated diabetes management system, MiniMed is uniquely positioned to generate greater revenue per customer compared to competitors that only offer components of such systems and positions MiniMed to grow and take share through commercial execution, particularly with its next generation of products.
MiniMed’s offerings are designed to generate a significant amount of revenue per pump user. MiniMed has a robust global base of approximately 659,000 pump users as of April 2026. To this user base, MiniMed sells compatible consumable products, including CGMs, infusion sets, reservoirs, and other software and services. In the fiscal years ended 2026 and 2025, 82% and 80%, respectively, of MiniMed’s total revenue came from the sales of CGMs, other consumables, software, and services, which MiniMed believes make its core revenue base durable and resilient. MiniMed is well-positioned to operate at an attractive margin profile in the near- and long-term as a result of its best-in-class clinical outcomes, scaled commercial presence and infrastructure, and pipeline of innovative products, including MiniMed’s patch pump in development.
Highly experienced management team with a purpose-driven workforce—driving performance with a culture of accountability
MiniMed’s global organization is led by an experienced, proven, and performance-driven senior management team that manages all aspects of its business. MiniMed’s senior management team consists of industry and corporate veterans with a track record of leadership both within Medtronic and in other select world-class organizations. This team has a passionate focus on helping PWD, and has been responsible for key recent organizational achievements that put MiniMed’s business on its current trajectory, including the 2023 U.S. FDA approval of the MiniMed 780G system, 2024 CE Mark and 2025 U.S. FDA approval for MiniMed 780G with Simplera Sync sensor, 2024 U.S. FDA approval of the Simplera CGM, MiniMed’s global sensor partnership with Abbott announced in 2024, 2025 U.S. FDA clearance and 2026 CE Mark for the Instinct CGM for use with MiniMed 780G in 2025, and 2026 U.S. FDA clearance of and CE Mark approval for the MiniMed Flex pump.
MiniMed is supported by a dedicated, mission-focused global team of approximately 8,000 employees as of April 2026. Many of those employees have a strong connection to Diabetes, because they either have Diabetes themselves or have a close loved one who lives with Diabetes. Together, MiniMed’s team has built a culture of accountability and execution, where any individual can reach their full potential, make a difference for MiniMed’s customers, and be rewarded for it. MiniMed prides itself on its MiniMed Business System and Ways of Working and has established over 1,000 ongoing continuous improvement initiatives and milestones with individual dedicated initiative owners driving towards milestones to improve the business every day. These initiatives and focus have driven MiniMed’s recent momentum and MiniMed’s business on its current trajectory.

MiniMed’s Growth Strategies
MiniMed aims to generate sustainable and profitable growth through execution of its corporate strategies.
Serve unmet needs with MiniMed’s current AID system generation of solutions by executing MiniMed’s commercial strategy and expanding clinical indications
MiniMed plans to continue to drive adoption of AID across its addressable market and additional population segments. In its current addressable market, MiniMed is driving sales of the MiniMed Flex and 780G systems by communicating its clinical efficacy and customer experience benefits to PWD and prescribing HCPs through field clinical engagement, digital marketing, and MiniMed’s other commercial activities. Alongside patients new to therapy, MiniMed is focused on upgrading individuals using its prior pump generations, those using competing pumps, and others who are currently using more traditional solutions like MDI. MiniMed believes this most recent generation will continue to resonate with customers. Another key growth strategy is to increase MiniMed’s global CGM Attachment Rate, which MiniMed believes it can do with its next-generation Simplera Sync CGM sensor.
MiniMed also has an opportunity to grow the addressable market for the MiniMed 780G through expanded indication labeling. For example, in fiscal year 2026, MiniMed received U.S. FDA and CE Mark approval for use of the MiniMed 780G system by insulin-requiring T2D patients. MiniMed believes the insulin-requiring T2D population is vastly underpenetrated around the world and well-suited for the MiniMed 780G system.
Leverage algorithm and dosing expertise to drive adoption of Smart MDI systems
In addition to AID, MiniMed continues to drive momentum with MiniMed Go, MiniMed’s next-generation Smart MDI system solution. MiniMed’s dosing algorithm technology and connected Smart MDI systems help people with T1D or T2D to optimize their daily injections, driving better glycemic control versus other traditional therapy options.
As MiniMed pursues its strategy to drive Smart Dosing adoption for people with T2D, MiniMed’s Smart MDI is an available, attractive option for those requiring basal insulin treatment. As with its AID strategy, MiniMed plans to continue to drive uptake through its dedicated commercial functions across its markets.
Expand CGM options for PWD with global Abbott CGM partnership
In addition to MiniMed’s Simplera and Simplera Sync, MiniMed has introduced an additional complementary CGM option through its global partnership with Abbott. Abbott supplies MiniMed with Instinct, an alternative CGM sensor based on Abbott’s most advanced single-analyte CGM technology, and will be the exclusive supplier of third-party CGMs for certain of MiniMed’s AID and Smart MDI systems. MiniMed believes its partnership with Abbott will allow MiniMed to expand access to its advanced AID and Smart MDI systems that deliver best-in-class outcomes with the most widely used CGM technology in the world.
Deliver breakthrough innovation with MiniMed’s pipeline including MiniMed’s next-generation AID systems
MiniMed believes its pipeline is at a critical turning point where its next-generation AID system will create significant competitive differentiation to fulfill its mission of safely and effectively automating diabetes management to deliver a “hands-off” patient experience. MiniMed plans for this system to provide MiniMed’s customers with much greater choice for AID treatment using new technologies across insulin administration, CGM, and dosing algorithm technologies, in one unified platform and one consistent application for user and HCP experience, all while further reducing patient burdens significantly and raising the bar for clinical outcomes.
MiniMed’s rich commercial pipeline includes MiniMed’s next-generation Vivera dosing algorithm and the MiniMed Fit patch pump with extended wear. These low-burden, easy-to-use, and consumer-friendly products are expected to be wrapped around a unique software system that MiniMed is designing to allow the user to switch easily between devices to customize their treatment with a desired system solution combining these technologies. In addition, MiniMed is working on its next-generation extended wear sensor which recently received U.S. IDE approval.

Accelerate growth through strategic partnerships and tuck-in acquisition opportunities
As an independent company, MiniMed expects to have independent financial flexibility, scale, and access to capital markets that it may utilize to complement its organic initiatives with additional inorganic opportunities when appropriate. MiniMed has identified an attractive set of strategic opportunities across potential partnerships and tuck-in acquisitions. As part of this strategy, MiniMed expects to continue to pursue attractive strategic collaboration opportunities, such as MiniMed’s partnership with Abbott to expand CGM choice and access to MiniMed’s AID and Smart MDI systems. In addition, MiniMed expects to be opportunistic in pursuing growth-enhancing partnerships and/or tuck-in acquisitions.
Drive profit margin expansion by capitalizing on the utilization of MiniMed’s fully integrated diabetes systems
MiniMed’s aim is to grow MiniMed’s profit and cash flow at a higher rate than its revenues through a number of levers. MiniMed first plans to drive sales of its full-system solution to optimize its opportunity to generate greater revenue per customer, compared to competitors that only offer components of such systems, which MiniMed believes will translate to higher margins as it sells higher volumes of product. As its CGM sensors, insulin pumps, and Smart MDI systems continue to proliferate, MiniMed also has an opportunity to expand its margins by developing and building out new higher-volume and automated manufacturing. In particular, MiniMed believes its process for manufacturing its sensors has potential for significant expansion at higher volumes. While executing on these opportunities, MiniMed also plans to continue to execute its regular cadence of cost transformation initiatives, which have resulted in cost savings in recent periods.

MiniMed’s Commercial Organization
MiniMed believes its commercial and service capabilities, scaled manufacturing capabilities, and broad and deep commercial reach provide MiniMed with a key competitive advantage among leading diabetes device manufacturers and the ability to realize durable growth at scale over the long term, as improving standards of care proliferate globally.
MiniMed’s global commercial operations consist of over 2,800 employees as of April 2026. MiniMed’s customer care and technology support operations represent over 1,300 employees across MiniMed’s commercial functions, with scaled global call centers that support 25 different languages on a 24/7/365 basis. MiniMed’s reach, access, and relationships within the physician community have been cultivated over decades of strong partnership. MiniMed has active relationships with thousands of prescribing physicians globally, primarily endocrinologists and diabetes educators. MiniMed believes its omnichannel B2B2C marketing capabilities, digital and in the field, strong relationships in the diabetes community, and global brand reputation position MiniMed as the preferred customer choice throughout the entire customer journey.
PWD often have strong preferences about their choice in treatment, with prescribing HCPs having a position of influence on these choices by providing a clinical perspective and recommendation for their patients. As a result of this characteristic of its industry, MiniMed invests heavily in its brand and customer-facing marketing activities, in addition to its clinical activities in the field. MiniMed also provides wraparound support resources for patients to track their care and for providers to evaluate their patient population in their clinic. MiniMed has long-standing relationships with top patient advocacy groups who are highly influential on consumer choice and evolving clinical standards of care. MiniMed also has invested in establishing credibility and trust with KOLs and social advocacy organizations who drive awareness and influence. These end-to-end marketing capabilities and diverse media channels drive high brand affinity and preferred customer choice in the industry.
MiniMed offers a number of end-to-end digitally enabled customer service platforms that give its customers the ability to self-manage care when they want to, as well as receive high-touch human interactions when it matters most. From onboarding tools and eCommerce shopping to proactive outbound services and therapy dashboards, MiniMed strives to offer its customers a five-star customer experience. In some countries, MiniMed is even able to offer its devices and related services in a bundled therapy subscription offering for more support and customization. These services provide a unique and differentiated therapy experience, reduce sale and support friction, and foster long-term loyalty among MiniMed’s customers. Two such programs include StartRight and StayRight. As part of the StartRight program, MiniMed provides PWD new to therapy with virtual product training and identifies them for proactive clinical specialist outreach to ensure a smooth start to therapy. During StayRight, MiniMed’s clinical team addresses common therapy friction points and engages in proactive outreach and troubleshooting to existing patients, such as repeat caller support. As of fiscal year 2026, these targeted customer support programs have engaged over 30,000 PWD across EMEA and the United States, and MiniMed expects to launch targeted customer support programs in international markets.
Strategically, MiniMed invests in markets where it believes its state-of-the-art technologies have the best chance for broad adoption and reimbursement. As MiniMed launches new products and goes to market, MiniMed’s commercial capabilities and reach enable MiniMed to drive uptake and adoption as quickly as possible.
In the United States
MiniMed’s U.S. sales infrastructure includes over 1,000 dedicated MiniMed professionals, including commercial employees, field clinical representatives, and territory managers who support over 20,000 prescribing HCPs and who have built deep relationships with KOLs. Across approximately 170 territories, MiniMed’s U.S. salesforce footprint is strategically aligned to patient concentration, with field resources deployed nationwide commensurate to patient distribution density. MiniMed considers this breadth to be a key growth enabler in its market, as its engagement with these clinical professionals helps to proliferate broader understanding and appreciation of its differentiated clinical data and user experience.
MiniMed partners closely with its network of HCPs to provide training, education, and service at scale. As of November 2025, approximately 50% of MiniMed’s team of advanced diabetes clinical educators are CDCES-

credentialed. This team conducts thousands of device trainings each year to help physicians better support their patients, in addition to training completed by contracted external trainers. In addition to its team of professionals, MiniMed offers technology services for HCPs through its CareLink Clinic platform that helps them run their clinics more effectively. CareLink Clinic transforms real-time patient data into clear and understandable dashboards and insights, with streamlined ability to identify potential issues their patients may be having with their diabetes management. Through its MiniMed Outcomes platform, MiniMed is able to show aggregated outcome data at a clinic level. This allows clinicians to allocate their time to the most vulnerable patients while reducing the number of visits for patients who have good glycemic control. Clinics can also assess their overall performance in supporting PWD by looking at their data at a population-wide level. As of February 2025, nine in ten HCPs agree that MiniMed’s CareLink Clinic reports are the best-in-class for treating patients on AIDs, according to physician surveys conducted by Medtronic. In addition to CareLink, MiniMed invests in research and education for use of its technology in diverse environmental use conditions such as adolescents, fasting, exercise, pregnancy, and older patients. This helps support the variety of use cases a clinic must handle.
Driving the quality of MiniMed’s customer service function is a team of employees responsible for helping customers navigate resupply needs, processing orders and fielding customer calls for any questions or troubleshooting needs that customers may have. MiniMed operates scaled global call centers, available on a 24/7/365 basis and supporting 25 different languages, with a single customer service line that covers hundreds of thousands of calls annually. These technical support resources are also available to HCPs to ensure they always have the latest information to help them care for their patients. With its reach, MiniMed invests in customer-centric initiatives. For example, MiniMed’s goal is that a customer who needs a replacement product can receive one the next day no matter where they are. MiniMed’s team also helps patients navigate the complexity of various insurance plans in the United States including Medicare and Medicaid. MiniMed also mobilizes support for communities and disaster relief to ensure users have adequate Diabetes supplies. This record of support over 40 years reinforces the brand equity of MiniMed.
MiniMed’s channel expertise and distributor relationships drive revenue stickiness, differentiation and scale. For the fiscal year 2026, approximately 72% of MiniMed’s business in the United States (excluding U.S. territories) shipped directly to patients, versus approximately 28% indirect with distributor partners. MiniMed’s distribution team manages over 25 partner relationships as of April 2026, including multiple major retail pharmacy distributors. MiniMed sells through the DME channel as a Durable Medical Equipment, Prosthetic Devices, Prosthetics, Orthotics, & Supplies (DMEPOS)-accredited DME supplier and through the pharmacy channel, including with pharmacy relationships across the United States and contracts in place with major distributors. MiniMed also operates MiniMed Pharmacy, with licenses in approximately 40 states. Currently, though MiniMed distributes the majority of its products through the DME channel and only a small percentage of its products through the pharmacy channel, MiniMed anticipates further expanding coverage for its products under the pharmacy benefit to increase its pharmacy channel utilization. MiniMed estimates that as of April 2026, approximately 69% of its customer base in its direct-to-patient distribution is comprised of patients covered under commercial insurance benefit plans.
The U.S. DME channel offers broad, established coverage for diabetes technology and a faster ramp to coverage with existing Healthcare Common Procedure Coding System (“HCPCS”) codes. MiniMed addresses DME service gaps by selling its products through distributor partners. Through its years of experience distributing its products through the DME channel, MiniMed’s teams have developed the skill and knowledge needed to navigate complex DME coverage determinations. MiniMed maintains 500+ direct contracts for all payor types in the United States and has observed strong reimbursement rates. MiniMed also maintains contracts with numerous national pharmacy benefit managers (“PBMs”) and PBM-lead group purchasing organizations in the United States, and MiniMed has established formulary coverage for its CGMs and insulin pumps. In January 2026, MiniMed expanded U.S. formulary coverage for the MiniMed 780G system through new agreements with major PBMs and group purchasing organizations. These agreements encompass the MiniMed 780G insulin pump and MiniMed’s expanded CGM portfolio, including Simplera, Simplera Sync, and Instinct, and build on existing pharmacy coverage for MiniMed’s CGMs and consumables. As of February 2026, MiniMed estimates that its U.S. pharmacy benefit coverage arrangements include over 200 million commercial covered lives, based on data from MMIT and publicly available statements from MiniMed’s contracted PBM partners regarding the scope of their coverage, which equates to approximately 70% of commercial covered lives in the United States.

In the United States, MiniMed has secured broad access for the MiniMed Flex and 780G system under the medical benefit, achieving approximately 95% nationwide DME coverage through reimbursement contracts negotiated directly with health plans. MiniMed has additionally obtained access under the pharmacy benefit for the MiniMed 780G through contracted agreements with PBMs, reaching approximately 62% nationwide coverage as of September 2026, according to MMIT. MiniMed anticipates the MiniMed Flex will be eligible for similar levels of coverage under the pharmacy benefits. MiniMed similarly holds contracts outlining extensive CGM coverage: as of November 2025, the Simplera Sync and Instinct CGMs have approximately 90% coverage nationwide under medical benefits in DME, and as of June 2026 the Instinct and Simplera CGMs have approximately 60% nationwide coverage under pharmacy benefits, according to MMIT. The InPen Smart Pen is eligible for coverage under the pharmacy benefit in approximately 67% of commercial health insurance plans and approximately 50% of Medicaid plans in the United States as of November 2025, according to MMIT.
To ensure MiniMed’s customers are able to access MiniMed’s products through their insurance, MiniMed’s intake teams evaluate a patient’s health plan benefits and process their prescription through the benefit that provides the lowest out-of-pocket cost. As a licensed pharmacy in approximately 40 states as of December 2025, MiniMed is able to conveniently adjudicate their prescription, apply any financial support programs for which the patient may be eligible, and direct-ship the product to the patient’s home. Similarly, as a DMEPOS-accredited provider, MiniMed offers the same convenience through DME, leveraging its tenured teams and detailed payor documentation flows.
MiniMed closely monitors policy changes and engages often with national diabetes advocacy groups, including Diabetes Technology Access Coalition (“DTAC”), Advamed, and Medical Device Manufacturers Association (“MDMA”), to lobby and influence policy makers for adequate reimbursement pathways and coverage for its products. MiniMed also provides data and support to these groups as they continuously evaluate their standards of care for diabetes treatment.
Outside of the United States
Globally, the diabetes market is very heterogeneous, requiring highly specific yet broad expertise in order to operate and succeed. A considerable portion of MiniMed’s sales have come from the EMEA region. This region is highly diverse, where there are nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement.
For example, in Italy, its national health service delegates procurement to 19 regions and two autonomous provinces, within a tender framework. Across Italy, MiniMed’s business achieved a greater than 95% sensor adoption rate for those customers who used MiniMed’s insulin pumps in fiscal year 2025, and has been ranked as a number one or two leading brand for insulin pump users in each of the 2022-2024 dQ&A Italy Patient Voice surveys. MiniMed achieves this through a local tailored approach to HCP advocacy, partnering with around 300 patient groups and 2,000 HCPs as of April 2025, given Italy also limits digital marketing and advertising activities.
In contrast, France delegates procurement, fulfillment, and training to private service providers, with whom MiniMed negotiates pricing and supply agreements. These service providers are also the only parties that can have direct patient contact, meaning demand generation activity generally focuses on making MiniMed’s economic case to the service providers and HCPs, while also using more social media and press to highlight MiniMed’s products and brand instead of conducting field clinical sales activities.
MiniMed has observed similar variability in the OUS developing markets in which it maintains commercial operations. For example, Argentina and Brazil both follow a direct distribution model, where MiniMed ships orders directly to institutions or patients, and in some cities MiniMed’s distribution is also supported by pharmacies. In Poland, the national government provides reimbursement for MiniMed’s products, and MiniMed distributes its products by tendering to hospitals. Russia operates under a national tender framework.
MiniMed’s European commercial organization is large, supporting thousands of HCPs, and boasts a long tenure of experience in the diabetes industry. MiniMed has built a large patient advocacy organization inclusive of partnerships with national, regional, and local associations. As of fiscal year 2026, MiniMed has developed deep relationships with KOLs, including approximately 70 regional KOLs, over 100 additional country-level KOLs, and a team of patient advisors in the region who help to drive advocacy. Similar to MiniMed’s efforts in the United States, in EMEA MiniMed engaged digitally over 100,000 HCPs with over 8,000 HCPs through HCP education programs in fiscal year 2026, including over 1,000 HCPs through webinars, and MiniMed’s podcast attracted over 2,500 unique listeners. In fiscal year 2026, MiniMed also reached over 4,200 HCPs through in-person outreach, including therapy education programs, peer-to-peer programs, and multi-day instructional events, and MiniMed directly interacted with over 3,100 HCPs through its attendance at conventions and other in-person events. MiniMed also strategically leverages its large digital footprint in these markets in compliance with country-level regulations regarding digital marketing activities. Customers in EMEA also value MiniMed’s integrated system sale and related wraparound services. MiniMed offers a number of digital care management platforms, training and onboarding tools, and in some countries is able to offer its devices and related services in a bundled subscription offering.
Research and Development
MiniMed’s multidisciplinary capabilities in research and development, underscored by MiniMed’s deep clinical experience, enable MiniMed’s business to develop breakthrough innovative solutions for PWD. MiniMed has a highly experienced team, with the expertise to drive its robust pipeline. MiniMed’s team is composed of over 1,100 research and development professionals who bring a diversity of skills across electrochemistry, electronics, mechanical engineering, software, data science and AI, and consumer electronics and valuable experience in the diabetes space.
There are significant opportunities in diabetes technology, and MiniMed has a disciplined approach to its portfolio, aligning projects with its long-term strategic goals and growth vectors. MiniMed has completely overhauled the architecture of its software, digital, hardware, and manufacturing platforms. This will allow MiniMed to accelerate new product introductions through the scale benefits of one app and one algorithm for all devices and user personas.
MiniMed’s differentiated strengths in its R&D platform result from the amount of data it has and its experience in not only developing algorithms but also clinically validating them. Algorithm design and enhancements drive superior clinical performance of MiniMed’s AID systems by optimizing insulin delivery timing and amounts. Additionally, MiniMed was the first diabetes company that houses R&D for all the components of an AID system inclusive of pump, CGM, algorithm, infusion set, and patient/HCP-facing software. To optimize its development process, MiniMed created a digital twin of patients which aggregates over 430 million data points from many thousands of patients and enables MiniMed to accelerate its ability to iterate and virtually evaluate algorithm improvements with high correlation to real-world and controlled clinical outcomes. MiniMed believes this is a critical differentiator versus MiniMed’s competition, as dosing algorithms become more complicated and precise. This platform has the potential to reduce MiniMed’s R&D timeline by allowing MiniMed to expedite the testing and iteration process. It significantly increases MiniMed’s confidence in product performance under the scrutiny of clinical trials and regulatory review.
MiniMed’s primary research and development activities take place in MiniMed’s Northridge, California corporate headquarters, with additional research and development personnel based in Minneapolis, San Diego, and Israel. MiniMed invests with a commitment to innovating next-generation diabetes care solutions that enhance the standard of care for its customers and drive organic growth for its business. R&D expense incurred was $448 million, $436 million, and $437 million in fiscal years 2026, 2025, and 2024, respectively. MiniMed’s substantial investment in R&D directly fuels large intellectual property generation, as evidenced by the numerous patents filed each year that stem from these development efforts. This strong link between innovation and intellectual property protection ensures that MiniMed’s product pipeline remains both cutting-edge and strategically safeguarded.

Clinical Research, Medical Office, and Regulatory Affairs
MiniMed’s Clinical Research, Medical Office (which includes Medical Safety), and Regulatory Affairs functions are comprehensive in scope and impact, supporting MiniMed’s ability to develop and market its medical-grade technologies.
Clinical Research creates objective and scientific evidence demonstrating safety, performance and clinical value of products that allows MiniMed’s business to gain market access and adoption. The Clinical Research team’s responsibilities include developing comprehensive global evidence strategy, innovative study design and execution, evidence-generation pathways, post-market surveillance, clinical evaluation, external and collaborative research, and global investigator and site engagement.
The Medical Office provides strategic development and execution, subject expertise, and relationships necessary to create meaningful benefits for patients and HCPs. MiniMed’s Medical Safety team of experienced safety professionals engages across the product lifecycle to promote early identification and quick mitigation of potential patient safety issues. They review literature for safety investigations, support post-market surveillance, develop Issue Impact Assessments, provide input on potential Field Corrective Actions, maintain other safety records, and provide input to MiniMed’s risk management processes. MiniMed’s Medical Science and Medical Affairs teams assist in MiniMed’s efforts including input to product development to provide context for clinical needs and value proposition; objective input to portfolio management and market assessments; engagement with patients, providers, and professional societies; dissemination of evidence to relevant stakeholders; reimbursement expertise; development of health economic evidence and tools and clinician education strategy; and tactical execution.
Regulatory Affairs ensures global access to MiniMed’s products, processing hundreds of regulatory filings annually across MiniMed’s countries of operation. MiniMed’s dedicated regulatory teams execute on core registration processes, provide ongoing commercialized regulatory support, and coordinate with distributors and local registration groups. The Regulatory Affairs team allows MiniMed’s business to transition its portfolio as regulatory environments evolve, while also achieving market access for MiniMed’s new product releases.
Manufacturing & Supply Chain
MiniMed operates with a global manufacturing, supply, and distribution footprint designed to allow it to meet the demand for its products in a reliable and timely manner. MiniMed applies lean principles to grow its efficiency with manufacturing automation, supply chain digitization, and other strategies. MiniMed’s experience in serving hundreds of thousands of PWD and producing millions of products annually has helped MiniMed understand the intricacies of manufacturing high volumes of products at scale and shipping them around the globe. MiniMed has built a global network of suppliers to provide a durable and secure supply chain for its business. MiniMed’s manufacturing operations are led by a team whose members have extensive experience in the commercial manufacturing of medical devices, including other technological advances in diabetes treatment.
In particular, MiniMed has made conscious design choices for the MiniMed Flex, MiniMed’s next-generation insulin pump, and the MiniMed Fit patch pump by leveraging its existing intellectual property portfolio to maintain optimal performance while enabling scalable manufacturing capabilities and minimizing execution risk.
The MiniMed Flex pump utilizes a familiar design that employs MiniMed 780G’s proven pump drive mechanism, reducing complexity and manufacturing costs. MiniMed Flex is compatible with MiniMed’s existing reservoir and infusion set portfolio, including the seven-day infusion set and over 20 cannula options. Through its manufacturing partner, MiniMed has production capacity of approximately 100,000 units annually and has plans to further scale production in the future. Achievement of these production targets depends on the manufacturing partner’s ability to meet contracted capacity commitments.
With the MiniMed Fit patch pump, MiniMed plans to strategically separate low-volume electronics into reusable modules while designing high-volume disposable components for simple, scalable production. Using its proprietary cannula and reservoir technology, MiniMed has streamlined the design to utilize just 64 total parts, compared to the 70 components used in the assembly of Insulet’s Omnipod 5. To further bolster scalability,

MiniMed has designed the MiniMed Fit patch pump so that a patient using an average amount of insulin will only require six patches per month, compared to the ten patches per month required with Omnipod 5. Through its experienced manufacturing partner, MiniMed has arranged for an initial launch capacity of approximately 20,000 patients annually, with plans to scale to meet additional demand.
MiniMed operates two primary internal dedicated manufacturing facilities located in Northridge, California and Juncos, Puerto Rico. MiniMed produces certain of its pumps, reservoirs, and sensors at these facilities. MiniMed’s current manufacturing infrastructure features a range of capabilities including sensor fabrication, reservoir production, pump programming, assembly, testing, packing, and release. MiniMed also leverages its contract manufacturing partnerships for additional services including application-specific integrated circuit production, substrate production, pump and CGM assembly, warehousing, postponement, kitting / final goods, and transmitter recharge processes.
MiniMed is registered with the U.S. FDA as a medical device manufacturer and is subject to and maintains compliance with ISO manufacturing standards, including ISO 13485 certification, current Good Manufacturing Practices, and the relevant QSR requirements.
MiniMed uses a broad range of raw materials and components in the manufacturing of its products, purchasing these inputs from a diverse set of third-party suppliers globally. MiniMed’s global scale allows it to provide its customers with improved supply chain security at a reduced cost and risk. MiniMed focuses on manufacturing and supply chain efficiencies and security on an ongoing basis, developing business contingencies and remediation plans to ensure it can meet customer needs.
MiniMed ships its products annually to over 80 countries. MiniMed operates two primary distribution hubs globally in Louisville, Kentucky and Heerlen, Netherlands, and has 26 additional distribution facilities globally, utilizing commercial freight carriers to distribute its products to customers around the world.
MiniMed’s Competition
The diabetes medical device industry is highly competitive, with companies constantly innovating and developing new products, technologies, and treatment approaches. However, due to thresholds for manufacturing scale, IP protection, and regulatory infrastructure, there are a small number of scaled competitors. Of these players, MiniMed has the largest global presence in AID / Smart Dosing, ensuring broad access and support for patients worldwide. With decades of experience operating in U.S. and international markets, MiniMed’s robust infrastructure for distribution, training, and long-term service support makes MiniMed a formidable competitor in these regions.
Commercializing all parts of an integrated diabetes management system allows MiniMed to have the opportunity to generate greater revenue per customer compared to competitors that only offer components of such systems and positions MiniMed to grow and take share through commercial execution, particularly with MiniMed’s next generation of products. MiniMed’s ecosystem includes the MiniMed 780G system for automated insulin delivery, including the insulin pump, CGM, insulin dosing algorithm, and a broad consumables portfolio and the InPen Smart Insulin Pen for MDI users, expanding automation beyond MiniMed’s pump solutions. MiniMed’s solutions come with real-time analytics and decision support tools to further optimize therapy for MiniMed’s patients.
MiniMed competes with companies such as Beta Bionics, Inc.; Dexcom, Inc.; Insulet Corporation; Sequel Med Tech, LLC; and Tandem Diabetes Care, Inc.
In addition, MiniMed faces competition beyond devices from a number of existing pharmaceutical companies, medical researchers, and startups, and large tech companies that are pursuing new diabetes treatments including preventative therapies for T1D, potential beta-cell replacement therapies, and alternative approaches to non-invasive glucose monitoring and smart insulin formulations.

Intellectual Property
MiniMed relies on a combination of intellectual property rights, including MiniMed’s patents, trademarks, trade secrets, and copyrights, as well as rights to third-party intellectual property pursuant to licenses and other contracts relating to a wide array of third-party technologies, to establish, maintain, protect, and enforce the intellectual property and other proprietary information used in its business. Over its decades in operations, MiniMed has accumulated a large intellectual property portfolio. Establishing, maintaining, protecting, and enforcing MiniMed’s intellectual property and other proprietary rights in the United States and around the world is important to MiniMed’s success, and MiniMed considers these rights, in the aggregate, to be material to its business; however, MiniMed believes that no single intellectual property asset or license is material in relation to its business as a whole.
To facilitate the Separation and enable MiniMed’s operations to continue with minimal interruption following the Separation, Medtronic has granted to MiniMed licenses to use certain intellectual property rights retained by Medtronic that MiniMed used in the conduct of MiniMed’s business prior to the Separation, including the “Medtronic” name and logo, for a limited duration following the Separation, even if Medtronic ceases to own a controlling equity interest in MiniMed. In addition, MiniMed has granted to Medtronic a license to use certain intellectual property rights owned by MiniMed following the Separation. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Intellectual Property Cross-License Agreements” and “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Trademark Agreements.”
MiniMed seeks to establish, maintain, protect, and enforce its intellectual property and other proprietary rights by all appropriate means, but the steps it has taken, and will take in the future, may prove inadequate. Third parties could infringe, misappropriate, or otherwise violate MiniMed’s intellectual property and other proprietary rights. In addition, despite its internal processes for intellectual property clearance, MiniMed could face allegations of infringement, misappropriation, or violation of the intellectual property or other proprietary rights of third parties. Under either circumstance, MiniMed’s business, results of operations, financial condition, or cash flows could be adversely affected. For additional information about these and other risks associated with MiniMed’s use of intellectual property and proprietary information in MiniMed’s business, see “Risk Factors.”
Trademarks
MiniMed’s trademark protection is an important part of establishing and maintaining brand recognition for MiniMed’s products in the United States and around the world. The vast majority of MiniMed’s net sales are derived from products bearing proprietary trademarks and tradenames. These trademarks and tradenames distinguish MiniMed’s products from its competitors’ products. MiniMed seeks to obtain protection for these trademarks and tradenames by all appropriate means, and MiniMed considers them, in the aggregate, to be material to its business.
As of May 2026, MiniMed owns or has rights to over 350 trademark registrations and applications worldwide. Trademarks registered in the United States remain in force for 10 years and may be renewed every 10 years after issuance so long as the mark is still being used in commerce. Trademarks registered in other countries generally have varying terms and renewal policies. Filing a trademark application does not guarantee that the trademark application will proceed to registration. MiniMed’s trademarks could be challenged, invalidated, declared generic, infringed, or otherwise violated. Opposition or cancellation proceedings may in the future be filed against MiniMed’s trademark applications and registrations, and MiniMed’s trademarks may not survive these proceedings.
Patents
MiniMed actively files and maintains a portfolio of patents in the United States and around the world and seeks to obtain and enforce patent protection by all appropriate means. MiniMed’s patent portfolio focuses on certain features of MiniMed’s products (for example, MiniMed 780G, Simplera CGM, InPen, algorithms, and adjunct products and systems), including methods of use, manufacturing processes, delivery devices, sensors, software, designs, and packaging. As a result, MiniMed’s products are often protected by multiple patents covering a variety of distinct features of the product. This diminishes MiniMed’s reliance on any individual patent for a product’s commercial success because the inability to obtain patent protection for one feature of the product can often be offset by patent protection of a different feature or by other types of intellectual property protection. Consequently, while it considers these patents, and the protection thereof, to be important, MiniMed does not consider any single patent to be material to any material product or product family, and MiniMed does not expect the expiration of any single patent to have a material impact on any material product or product family.
As of April 2026, MiniMed owns or has rights to over 2,000 patents and patent applications worldwide. The term of individual patents depends upon the country in which the patent is obtained. In the United States, the patent term is generally 20 years from the date the earliest non-provisional patent application to which the patent claims priority is filed, and, in many other countries, the patent term is also generally 20 years from the filing date of the patent application. MiniMed’s issued patents are subject to the applicable patent term as well as any potential patent term adjustments or patent term extensions that may extend the life of the issued patents, assuming payment of all appropriate maintenance, renewal, annuity, or other governmental fees.
MiniMed cannot predict whether the patent applications it pursues or in-license will issue as patents in any particular jurisdiction or whether the claims of any owned or in-licensed issued patents will provide any protection from competitors. Even if MiniMed’s owned or in-licensed pending patent applications are granted as issued patents, those patents, as well as any other issued patents MiniMed may own or license from third parties now or in the future, may be challenged, circumvented, or invalidated by third parties. Consequently, MiniMed may not successfully obtain or maintain adequate patent protection for its products, manufacturing processes, delivery devices, sensors, software, designs, or packaging.
Other Proprietary Rights
For certain of its products, processes, product designs, formulations, practices, software, technical data, and strategies, MiniMed relies on trade secrets, know-how, and other proprietary information, which it seeks to protect, in part, through IT systems and by confidentiality and nondisclosure agreements with its employees, vendors, consultants, and other commercial partners. MiniMed also seeks to enter into agreements whereby its employees, vendors, consultants, and other commercial partners assign to MiniMed the rights in any intellectual property they develop in the course of their engagement with MiniMed. However, these agreements may not effectively prevent disclosure or misappropriation of MiniMed’s trade secrets, know-how, or other proprietary information, and disputes may still arise with respect to the ownership of the intellectual property and proprietary information used in MiniMed’s business. In addition, third parties may independently develop substantially equivalent proprietary information or improperly gain access to or disclose MiniMed’s trade secrets.
Quality Assurance
MiniMed’s customers and providers value high-quality manufacturing and reliability of top-quality products. Through its automated inspection and testing, supplier quality development program, and zero-loss mindset, MiniMed delivers world-class products and services to its customers. MiniMed has dedicated quality teams that support product design, development controls, quality assurance, quality control, corrective and preventative actions, quality management systems, and post-market vigilance. MiniMed believes it has built a solid track record in quality and compliance, delivering its products to the highest standards of its HCPs, often for use with their most vulnerable PWD.
Through MiniMed’s last 40 years of marketed products, MiniMed’s team has learned and improved upon MiniMed’s diverse capabilities in quality assurance to allow MiniMed to optimize PWD safety and experience. MiniMed’s team develops and maintains the processes for developing state-of-the-art solutions for MiniMed’s providers and their PWD in compliance with all applicable standards and regulations. MiniMed’s quality assurance efforts focus on both the development of new products and continuously enhancing MiniMed’s existing products. In partnership with MiniMed’s deep talent pool of experienced clinicians, MiniMed’s quality assurance team solves clinical problems and provides guidance in the development processes that assure the quality and efficacy of MiniMed’s devices.
MiniMed’s quality capabilities are robust and built on a foundation of a highly mature organization. MiniMed’s engineers and compliance professionals assure quality and compliance to worldwide regulations for quality management systems, product development, risk management, supplier quality compliance, design test equipment conformance, and employee training. Through continuous investment in MiniMed’s people and processes, quality assurance programs prioritize PWD safety and compliance to all worldwide standards.
As proof of its commitment to continuous quality improvement and rigorous adoption of standards, MiniMed applied for and was selected as a participant in the U.S. FDA Voluntary Improvement Program (“VIP”) in 2023. The U.S. FDA’s VIP is a voluntary program facilitated through the Medical Device Innovation Consortium (the “MDIC”) that evaluates the capability and performance of a medical device manufacturer’s practices using third-party appraisals, and is intended to guide improvement to enhance the quality of devices.
MiniMed expects the highest standards of ethics and integrity from its employees and suppliers. MiniMed’s employees are encouraged to say something if they see something. MiniMed’s Chief Quality Officer, in partnership with its Chief Medical Officer, is empowered to make decisions related to safety and quality even and especially if there is an adverse impact on the business.
Government Regulation and Product Approval Process
MiniMed’s operations and products are subject to extensive regulation by numerous government agencies globally. MiniMed’s business is global, and MiniMed is required to comply with the unique regulatory requirements of each country in which it markets and sells its products; this makes MiniMed’s business subject to the risks and costs associated with such regulations. MiniMed’s business is subject to the rules and regulations of the U.S. FDA, the EU MDR, and various other individual country regulatory bodies and agencies which can affect market access in an ever-changing regulatory environment. To varying degrees, each of these agencies requires MiniMed to comply with laws and regulations governing the development, testing, manufacturing, labeling, marketing, distribution, and post-market surveillance of its products. Some jurisdictions mandate reporting of marketing expenditures, pricing disclosures, and payments to HCPs. Others require the registration of medical device sales representatives.
United States Regulations
In the United States, the Federal Food, Drug and Cosmetic Act and the U.S. FDA’s implementing regulations govern:
•product design and development;
•pre-clinical and clinical testing;
•establishment registration and product listing;
•product manufacturing;
•labeling and storage;
•pre-market clearance or approval;
•advertising and promotion;
•product sales and distribution;
•recalls and field safety corrective actions; and
•servicing and post-market surveillance.
Each medical device MiniMed seeks to commercially distribute in the United States must first receive from the U.S. FDA 510(k) clearance through the pre-market notification process, approval of a pre-market approval (“PMA”) application, or de novo classification, unless the device is specifically exempted. Both the 510(k) clearance and PMA processes can be resource-intensive, expensive, and lengthy, and require payment of significant user fees, unless an exemption is available.

The U.S. FDA classifies medical devices into one of three classes—Class I, Class II, or Class III—depending on the degree of risk associated with each medical device and the extent of manufacturer and regulatory control needed to ensure its safety and effectiveness. Devices requiring fewer controls because they are deemed to pose lower risk are placed in Class I or II. Class I devices are subject to general controls such as labeling, pre-market notification, and adherence to Quality Management System Regulation (“QMSR”), which cover manufacturers’ methods and documentation of the design, testing, production, control quality assurance, labeling, packaging, sterilization, storage, and shipping of products. Class II devices are subject to special controls such as performance standards, post-market surveillance, U.S. FDA guidelines, or particularized labeling, as well as general controls.
MiniMed offers two types of systems for PWD requiring intensive insulin therapy: MiniMed’s AID systems, which include the MiniMed Flex and 780G Systems and their predecessors, and MiniMed’s Smart MDI systems, which include the InPen injector. Both types of systems consist of components that are regulated by the U.S. FDA.
The MiniMed 780G insulin pump with either Simplera Sync or Guardian 4 CGM sensor and SmartGuard dosing algorithm technology is approved as a Class III automated insulin delivery system by the U.S. FDA through the PMA process. The U.S. FDA defines a Class III medical device as one that supports or sustains human life or is of substantial importance in preventing impairment of human health or presents a potential, unreasonable risk of illness or injury. In addition to the Class III approval for the MiniMed 780G system (MiniMed 780G insulin pump with either Simplera Sync or Guardian 4 CGM sensor and SmartGuard dosing algorithm) as an automated insulin delivery system, two components of the 780G system—the MiniMed 780G pump and SmartGuard dosing algorithm —were submitted to and cleared by the U.S. FDA for additional indications as a Class II ACE pump and iAGC, respectively. This Class II indication included interoperability with Class II CGMs, to facilitate integration with the Instinct sensor, which is a Class II CGM.
MiniMed’s third-generation AID systems include the smaller MiniMed Flex insulin pump, which received U.S. FDA clearance in March 2026 and launched in the United States in June 2026 with Simplera and in August 2026 with Instinct. MiniMed submitted MiniMed Flex for CE Mark approval in the fourth quarter of fiscal year 2026, which MiniMed received in July 2026. They also include the MiniMed Fit patch pump with extended wear, which MiniMed submitted for U.S. FDA clearance in August 2026, with CE Mark submission expected to occur thereafter.
MiniMed is progressing several enhancements to its Smart MDI system with its next-generation MiniMed Go system. MiniMed Go is MiniMed’s next-generation Smart MDI system and includes a simple, self-start smart insulin pen; a single, fully integrated app; and full integration with Simplera Sync and Instinct CGMs. The MiniMed Go app has received CE Mark approval and U.S. FDA clearance, and MiniMed launched the product in Europe in February 2026 and in the United States in May 2026.
MiniMed’s insulin reservoirs are Class II infusion pumps and have been approved by the U.S. FDA through the 510(k) process. The U.S. FDA defines a Class II infusion pump as a medical device that delivers fluids into a patient’s body in controlled amounts.
MiniMed’s InPen injector is a Class II piston syringe and has received 510(k) clearance from the U.S. FDA. A Class II piston syringe is defined by the U.S. FDA as a medical device consisting of a calibrated hollow barrel and a movable plunger. At one end of the barrel, there is a nozzle for fitting the hub of a hypodermic single lumen needle. A piston syringe is used to inject fluids into, or withdraw fluids from, the body.
MiniMed’s InPen app is a diabetes management tool that helps patients track insulin doses, calculate insulin doses using current glucose and carbohydrates and interact with their healthcare teams, which is classified by the U.S. FDA as a Class II Predictive Pulmonary-Function Value Calculator.
U.S. FDA Pre-Market Notification (510(k)) Process
To obtain 510(k) clearance, a manufacturer must submit a pre-market notification to the U.S. FDA demonstrating that the proposed device is substantially equivalent to a previously-cleared 510(k) device, is a device that was in commercial distribution before May 28, 1976 for which the U.S. FDA has not yet called for the submission of PMA applications, or is a device that has been reclassified from Class III to either Class II or I. In rare cases, Class III devices may be cleared through the 510(k) process. The U.S. FDA’s 510(k) clearance process usually takes from three to 12 months from the date the application is submitted and filed with the U.S. FDA, but may take significantly longer, particularly for a novel type of product. Although many 510(k) pre-market notifications are cleared without clinical data, in some cases, the U.S. FDA requires significant clinical data to support substantial equivalence. In reviewing a pre-market notification submission, the U.S. FDA may request additional information, including clinical data, which may significantly prolong the review process.
If the U.S. FDA agrees that the device is substantially equivalent to a predicate device currently on the market, it will grant 510(k) clearance to commercially market the device. If the U.S. FDA determines that the device is not substantially equivalent to a previously cleared device, the device is automatically designated as a Class III device. The device sponsor must then fulfill more rigorous PMA requirements, or can request a risk-based classification determination for the device in accordance with the de novo classification process, which is a route to market for novel medical devices that are low to moderate risk and are not substantially equivalent to a predicate device. Once a de novo application is reviewed and approved, the device is given Class II status, and future devices from the company or a competitor may use the company’s de novo-classified device as a 510(k) predicate.
After a device receives 510(k) clearance, any subsequent modification of the device that could significantly affect its safety or effectiveness, or that would constitute a major change in its intended use, will require a new 510(k) clearance or could require a PMA. The U.S. FDA requires each manufacturer to make this determination initially, but the U.S. FDA may review any such decision and may disagree with a manufacturer’s determination. If the U.S. FDA disagrees with a manufacturer’s determination, the U.S. FDA may require the manufacturer to cease marketing and/or recall the modified device until 510(k) clearance or approval of a PMA is obtained. Under these circumstances, the U.S. FDA may also subject a manufacturer to significant regulatory fines or other penalties.
Over the last several years, the U.S. FDA has proposed reforms to its 510(k) clearance process, and such proposals could include increased requirements for clinical data and a longer review period, or could make it more difficult and costly for manufacturers to utilize the 510(k) clearance process for their products.
Pre-Market Approval Process
The second, more rigorous process, known as pre-market approval, requires MiniMed to independently demonstrate that a medical device is safe and effective for its intended use. This process is generally much more time-consuming and expensive than the 510(k) process. High-risk devices (Class III) require pre-market approval through this process, where the manufacturer must provide clinical data and other evidence to demonstrate that the device is safe and effective. This process is typically used for devices like pacemakers, stents, and other life-sustaining devices.
A PMA application must be backed by valid scientific evidence, typically consisting of extensive technical, pre-clinical, clinical, manufacturing, and labeling data to demonstrate the device’s safety and effectiveness to the U.S. FDA’s satisfaction. Additionally, the PMA submission must provide a comprehensive description of the device and its components, as well as a detailed account of the methods, facilities, and controls used in its manufacturing process, along with proposed labeling. Once the PMA application is submitted and deemed sufficiently complete, the U.S. FDA initiates a thorough review of the provided information. During this process, the U.S. FDA may request additional details or clarification of existing data. Furthermore, the agency may convene an external advisory panel of experts to assess and provide recommendations on the application. The U.S. FDA also typically conducts a pre-approval inspection of the manufacturing facility to verify compliance with QMSR, which mandates adherence to design, testing, control, documentation, and other quality assurance procedures.
The U.S. FDA’s review of a PMA application generally spans between one and three years, though it can take significantly longer. Approval may be delayed, restricted, or denied for various reasons, including:
•the device failing to meet the U.S. FDA’s safety or effectiveness standards;
•insufficient data from pre-clinical studies or clinical trials to support approval;
•non-compliance of the manufacturing process or facilities with regulatory requirements; and

•new U.S. FDA policies or regulatory changes necessitating additional data.
If the U.S. FDA’s evaluation of a PMA application is favorable, it will issue either an approval letter or an approvable letter, the latter typically outlining conditions that must be satisfied before final approval is granted. Once these conditions are met to the U.S. FDA’s satisfaction, the agency will issue a PMA approval letter authorizing the device’s commercial marketing while imposing any necessary conditions or limitations. Conversely, if the U.S. FDA’s evaluation is unfavorable—whether due to deficiencies in the application or manufacturing process—it may deny approval outright or issue a not approvable letter. In some cases, the U.S. FDA may determine that additional testing or clinical trials are required, potentially delaying approval for several months or even years while further studies are conducted and new data is submitted as an amendment to the PMA.
The PMA process is often costly, uncertain, and time-consuming. Many devices submitted for U.S. FDA approval by other companies have failed to gain authorization for commercial marketing.
De Novo Classification Process
Devices of a new type that the U.S. FDA has not previously classified based on risk are automatically classified into Class III, regardless of the level of risk they pose. However, the U.S. FDA may authorize such novel devices that are low to moderate risk through the de novo classification process. A medical device may be eligible for de novo classification if the manufacturer first submitted a 510(k) premarket notification and received a determination from the U.S. FDA that the device was not substantially equivalent. A manufacturer may also request de novo classification directly without first submitting a 510(k) premarket notification to the U.S. FDA and receiving a not substantially equivalent determination. The U.S. FDA is required to classify the device within 120 days following receipt of the de novo application, although in practice, the U.S. FDA’s review may take significantly longer.
When the U.S. FDA grants a request for de novo classification, the device is granted marketing authorization and can serve as a predicate for future devices of that type through a 510(k) premarket notification.
Exempt Devices
If a manufacturer’s device falls into a generic category of Class I or Class II devices that the U.S. FDA has exempted by regulation, a pre-market notification is not required before marketing the device in the United States. Manufacturers of such devices are required to register their establishments and list their devices. Some 510(k)-exempt devices are also exempt from QMSR requirements, except for QMSR’s complaint handling and recordkeeping requirements. The MiniMed Mobile App and the CareLink Connect (CarePartner) Mobile App are Class II exempt devices.
Post-Market Regulation of Medical Devices
After a device is placed on the market, numerous regulatory requirements apply, including:
•establishment registration and device listing;
•QMSR, which requires manufacturers, including third-party manufacturers, to follow stringent design, testing, control, documentation, and other quality assurance procedures during the development and manufacturing process;
•labeling regulations and prohibitions against the promotion of products for uncleared, unapproved, or “off-label” uses, and other requirements related to promotional activities;
•medical device reporting regulations, which require that manufacturers report to the U.S. FDA if their device may have caused or contributed to a death or serious injury, or malfunctioned in a way that would likely cause or contribute to a death or serious injury if the malfunction were to recur;
•corrections and product recall reporting regulations, which require that manufacturers report to the U.S. FDA field corrections and product recalls or removals if undertaken to reduce a risk to health posed by the device or to remedy a violation of the Federal Food, Drug and Cosmetic Act that may present a risk to health. In addition, the U.S. FDA may order a mandatory recall if there is a reasonable probability that the device would cause serious adverse health consequences or death; and
•post-market surveillance regulations, which apply when necessary to protect the public health or to provide additional safety and efficacy data for the device.
Failure to comply with applicable regulatory requirements can result in enforcement actions by the U.S. FDA and other regulatory agencies, which may include any of the following sanctions: untitled letters or warning letters; fines, injunctions, consent decrees, civil, or criminal penalties; recall or seizure of MiniMed’s current or future products; operating restrictions; partial suspension or total shutdown of production; refusal of or delay in granting 510(k) clearance or PMA of new products or modified products; rescinding previously granted 510(k) clearances or withdrawing previously granted PMAs; or refusal to grant import or export approval of MiniMed’s products.
MiniMed is subject to announced and unannounced inspections by the U.S. FDA, and these inspections may include the manufacturing facilities of MiniMed’s subcontractors. If, as a result of these inspections, the U.S. FDA determines that MiniMed’s equipment, facilities, laboratories, or processes do not comply with applicable U.S. FDA regulations and conditions of product approval, the U.S. FDA may seek civil, criminal, or administrative sanctions and/or remedies against MiniMed, including the suspension of MiniMed’s manufacturing operations. MiniMed has been subject to U.S. FDA inspections of its facilities on multiple occasions.
MiniMed’s business is subject to advertisement and promotion regulation as well, which if deemed violated can result in fines, imprisonment, or orders forfeiting products, prohibiting or suspending their supply to the market, or requiring the manufacturer to issue public warnings or conduct a product recall.
Other U.S. Healthcare Laws
MiniMed’s current and future business operations are subject to other U.S. healthcare regulations and enforcement at the federal, state, and local levels. These regulations encompass various laws, including but not limited to federal and state anti-kickback statutes, fraud and abuse laws, false claims laws, healthcare professional payment transparency requirements, and various state licensing regulations.
The federal Anti-Kickback Statute (“AKS”) prohibits individuals and entities from knowingly and willfully offering, soliciting, receiving, or providing any form of remuneration—whether directly or indirectly, overtly or covertly, in cash or in kind—to induce referrals for medical services, or to encourage the purchase, lease, ordering, or recommendation of any item or service that is reimbursable under federal healthcare programs such as Medicare and Medicaid. While there are statutory exceptions and regulatory safe harbors that protect certain common business practices from prosecution, they are narrowly defined. Any practice that includes financial incentives aimed at influencing prescriptions, purchases, or recommendations may come under regulatory scrutiny if it does not fall within one of these protected categories. Failure to meet the criteria for an exception or safe harbor does not automatically render an arrangement illegal under the AKS; rather, the legality of the transaction is assessed on a case-by-case basis, taking all relevant circumstances into account. Some court interpretations of the statute suggest that if any purpose of a financial arrangement is to induce referrals for federally funded healthcare services, it constitutes a violation. Additionally, ignorance of the law or lack of intent to violate it does not exempt an individual or entity from liability. Penalties for violating the AKS include imprisonment, fines, and possible exclusion from federal healthcare programs such as Medicare and Medicaid. In the past, the U.S. government has enforced the AKS to reach large settlements with healthcare companies based on sham research or consulting and other financial arrangements with physicians.
The False Claims Act (“FCA”) prohibits the submission of false or fraudulent claims for payment to the U.S. government. This law allows both government agencies and private individuals (“whistleblowers”) to bring legal actions against alleged violators. Because complaints are filed under seal, a company may not be aware of a claim against it until months or even years into the investigation. If the government joins the lawsuit and successfully recovers damages, or if the private plaintiff prevails without government intervention, the whistleblower is entitled to a portion of the settlement. The FCA has been a key tool in governmental investigations of life sciences companies, particularly in cases related to the promotion of products for unapproved uses and other sales and marketing practices. The government may also claim that any reimbursement request related to an AKS violation constitutes a false claim under the FCA, exposing companies to further penalties. Over the years, the FCA has led to multi-million and even multi-billion dollar settlements, including individual criminal convictions, and remains a primary focus of enforcement efforts in the healthcare industry.
The Civil Monetary Penalties Statute imposes financial penalties on individuals or entities found to have submitted claims to federal healthcare programs that they knew or should have known were false, fraudulent, or for services not provided as claimed. Additionally, many states have laws that closely mirror federal fraud and abuse statutes, and in some cases, they apply to transactions involving private insurers and third-party payors as well.
The Physician Payments Sunshine Act, a component of the Affordable Care Act, mandates that manufacturers of specific medical devices, drugs, and biologics report payments and other transfers of value made to physicians and teaching hospitals. These reporting requirements cover financial relationships with healthcare professionals, including consulting fees, travel, and ownership interests.
Under HIPAA, federal criminal statutes prohibit actions such as knowingly executing or attempting to execute a scheme to defraud a healthcare benefit program, whether it be a government-funded program or a private insurer. HIPAA also prohibits making false or fraudulent statements regarding the delivery of healthcare services or payments. HIPAA violations may result in civil and criminal penalties. The Health Information Technology for Economic and Clinical Health Act (or HITECH Act) expanded HIPAA by increasing civil and criminal penalties, extending liability to business associates handling protected health information, and granting state attorneys general the authority to bring lawsuits in federal court for HIPAA violations.
A majority of states require that DME providers be licensed in order to sell products in that state. Certain of these states require, among other things, that DME providers maintain an in-state location. In order to sell products through the pharmacy channel, MiniMed is also subject to certain state pharmacy licensing regulations. Failure to comply with a state’s pharmacy licensing requirements could temporarily prohibit MiniMed from selling its products in that state. Relationships with third-party vendors may provide access to those states where MiniMed cannot meet state requirements. In addition, MiniMed is subject to certain state laws regarding professional licensure with respect to its advanced diabetes clinical educators.
Anti-Corruption Matters
The U.S. FCPA, national anti-corruption laws of EU member states, and other anti-corruption laws in other jurisdictions generally prohibit companies and their intermediaries from making improper payments to government officials and other persons for the purpose of obtaining or retaining business and to ensure adequate internal controls, books, and records. Global enforcement of anti-corruption laws has increased in recent years, including investigations and enforcement proceedings leading to assessment of significant fines and penalties against companies and individuals. MiniMed’s international operations create a risk of unauthorized payments or offers of payments by one of MiniMed’s employees, consultants, sales agents, or distributors. MiniMed maintains various controls aligned with legal requirements to prevent and prohibit improper practices, including policies, programs, and training for its employees and third-party intermediaries acting on its behalf. However, existing safeguards and any future improvements may not always be effective, and MiniMed’s employees, consultants, sales agents, or distributors may engage in conduct for which MiniMed could be held responsible. In addition, regulators could seek to hold MiniMed liable for conduct committed by companies in which MiniMed invests or that MiniMed acquires. Any alleged or actual violations of these regulations may subject MiniMed to government scrutiny, criminal or civil sanctions, and other liabilities, including exclusion from government contracting, and could disrupt MiniMed’s business, adversely affect MiniMed’s reputation and result in a material adverse effect on MiniMed’s business, results of operations, financial condition, and cash flows.
MiniMed has regular and ongoing interactions with governmental agencies, and MiniMed’s practice is to cooperate with such inquiries. In addition, from time to time, MiniMed may self-disclose potential concerns to governmental regulators. Like many in the medical device industry or with international operations, MiniMed may engage in periodic discussions with the SEC, U.S. Department of Justice, EU Member State authorities, and various authorities in China regarding certain activities. MiniMed is committed to regularly evaluating and, as appropriate, strengthening its anti-corruption compliance programs and practices. Any possible future determination that certain of MiniMed’s operations and activities, and/or those of MiniMed’s third-party distributors, are not in compliance with existing laws could result in the imposition of fines, penalties, and equitable remedies in the United States, EU, or other jurisdictions. MiniMed has not recorded an expense in connection with these matters because any potential loss is not currently probable and reasonably estimable. Additionally, MiniMed is unable to reasonably estimate the range of loss, if any, that may result from these matters.
International Regulations
International sales of medical devices are subject to foreign government regulations, which vary substantially from country to country. To market its products in other countries, MiniMed must obtain regulatory approvals and comply with safety and quality regulations in other countries. The time required to obtain approval by a foreign country may be longer or shorter than that required for U.S. FDA clearance or approval, and the requirements may differ. The EU/EEA requires a CE conformity mark in order to market medical devices. The United Kingdom requires a separate clearance. Many other countries, such as Australia, India, New Zealand, Pakistan, and Sri Lanka, utilize CE or U.S. FDA clearance or approval as part of their local regulatory compliance, although others, such as China, Brazil, Canada, and Japan, require altogether separate regulatory filings. Loss or inability to gain regulatory licenses from an agency in one country may affect license considerations in another.
European Union
In the EU/EEA, MiniMed’s existing devices are required to comply with the Essential Requirements of the EU Medical Devices Directive 93/42/EEC (the “EU MDD”), while any new products placed in the EU/EEA must comply with the EU MDR. Compliance with these requirements entitles MiniMed to affix the CE Marking of conformity to its medical devices, without which they cannot be commercialized in the EU/EEA. To demonstrate compliance with the Essential Requirements and obtain the right to affix the CE Marking of conformity, MiniMed must undergo a conformity assessment procedure, which varies according to the type of medical device and its risk classification.
Conformity assessment is the process demonstrating whether the requirements of the EU MDR relating to a device have been fulfilled. A conformity assessment consists of an evaluation of general product safety and performance, technical documentation and records, clinical evaluation, and post-market surveillance activities and records. Except for low-risk medical devices (Class I), where the manufacturer can issue an EU Declaration of Conformity based on a self-assessment of the conformity of its products with the Essential Requirements of the EU MDD (for existing products) or the EU MDR (for new products), a conformity assessment procedure requires the intervention of a Notified Body, which is an organization accredited by a Member State of the EU/EEA to conduct conformity assessments through audit and examination of a manufacturer’s products and processes. The higher the risk class of the device, the greater the involvement of a Notified Body in the conformity assessment.
Pursuant to EU MDR Article 51, taking into account device intended purposes and inherent safety risk, devices are divided into the following classes: I, Is, Im, IIa, IIb, and III, with Class I being the lowest risk class and Class III being the highest risk class. MiniMed’s business portfolio includes high-risk class products such as the Class II 780G insulin pump. As such, MiniMed’s business is subject to the highest level of scrutiny and all associated business risks.
After conformity assessment and market release of a product, MiniMed’s business is subject to post-market scrutiny throughout the life of MiniMed’s products. There is continued post-market clinical evaluation of MiniMed’s products through internal and external post-market surveillance of not only MiniMed’s products but also competitor products throughout the product lifecycle.
Further, the advertising and promotion of MiniMed’s products in the EU/EEA are subject to the laws of individual EU/EEA Member States implementing the EU Medical Devices Directive, Directive 2006/114/EC concerning misleading and comparative advertising, and Directive 2005/29/EC on unfair commercial practices, as well as other EU/EEA Member State laws governing the advertising and promotion of medical devices. These laws may limit or restrict the advertising and promotion of MiniMed’s products to the general public and may impose limitations on MiniMed’s promotional activities with healthcare professionals. In some EU/EEA Member States, such as Italy, MiniMed is not allowed to sell its products directly to patients.

Failure to comply with EU Member State laws implementing the Medical Device Directive and, more recently, the EU Medical Device Regulation, the EU and EU Member State laws on the promotion of medicinal products, or other applicable regulatory requirements can result in enforcement action by the applicable EU Member State authorities. An enforcement action may result in any of the following: fines, imprisonment, orders forfeiting products or prohibiting or suspending their supply to the market, or requiring the manufacturer to issue public warnings or conduct a product recall.
Other Global Markets
The regulatory review processes for medical devices and drugs vary from country to country, and many countries also impose product standards, packaging requirements, environmental requirements, labeling requirements and import restrictions on devices. Each country has its own tariff regulations, duties, and tax requirements. MiniMed has obtained the necessary approvals to sell its products in over 80 countries. If its business is found to be noncompliant with any applicable healthcare regulation, MiniMed could face severe consequences, including civil and criminal penalties, fines, damages, operational restrictions, exclusion from federal, state, and foreign healthcare programs, and even imprisonment.
Data Privacy and Security Laws
In the normal course of its business, MiniMed handles personal and/or sensitive data. As a result, MiniMed is subject to a wide range of data privacy and security regulations at the federal, state, local, and international levels. These obligations include various laws, regulations, guidance, and industry standards governing data privacy, security, and protection. Relevant regulations may include, but are not limited to, HIPAA, the Federal Trade Commission Act, the Telephone Consumer Protection Act, the Children’s Online Privacy Protection Act, the Controlling the Assault of Non-Solicited Pornography and Marketing Act, the CCPA, the EU GDPR, the UK GDPR (together with the UK Data (Use and Access) Act 2025), the Personal Information Protection and Electronic Documents Act in Canada, the Privacy Act 1988 in Australia, the Personal Information Protection Law in China, the General Data Protection Law in Brazil, and the Act on the Protection of Personal Information in Japan.
HIPAA Privacy and Security Rules
The privacy and data security regulations under HIPAA, as amended, contain detailed requirements concerning the use, disclosure, security, storage, access, and transmission of individually identifiable health information. HIPAA-covered entities and business associates must implement certain administrative, physical, and technical security standards to protect the integrity, confidentiality, and availability of certain electronic health information received, maintained, or transmitted. In the event of a data breach, a HIPAA-covered entity must promptly notify affected individuals of the breach and report the breach to the federal government. In addition to federal enforcement, state attorneys general may bring civil actions on behalf of state residents for violations of HIPAA, obtain damages on behalf of state residents, and enjoin further violations.
U.S. State Data Privacy Laws
Several U.S. states have enacted or proposed their own data privacy laws—for example, the Virginia Consumer Data Protection Act, the Colorado Privacy Act, and the CCPA. These laws illustrate the increasingly stringent U.S. regulatory landscape surrounding personal data processing, which may expand MiniMed’s compliance responsibilities and increase MiniMed’s potential exposure for noncompliance. For instance, the CCPA applies to personal information of consumers, business representatives, and employees who are California residents and imposes specific obligations on covered businesses. These include requirements to provide detailed disclosures regarding the collection, use, and sharing of personal data, as well as to respond to consumer requests relating to the access to, deletion of, and sharing of personal information collected by covered businesses, and a consumer’s right to opt out of certain sales of their personal information. The CCPA also includes enforcement mechanisms, such as civil penalties for violations and a private right of action for certain data breaches, which can result in statutory damages.
As U.S. data privacy legislation continues to evolve, MiniMed is, or may become, subject to various federal and state consumer protection laws that require it to publish clear, accurate, and transparent statements regarding how it collects, uses, discloses, and otherwise processes personal data, as well as the choices individuals have regarding their information.
The General Data Protection Regulation (GDPR)
The collection and use of personal data (including health data) in the EEA are governed by the EU GDPR and national implementing legislation in EEA Member States. The EU GDPR applies to any company established in the EEA and to companies established outside the EEA that process personal data in connection with the offering of goods or services to data subjects in the EEA or the monitoring of the behavior of data subjects in the EEA. The EU GDPR establishes stringent requirements applicable to the processing of personal data, including strict requirements relating to the validity of consent of data subjects, expanded disclosures about how personal data is used, requirements to conduct data protection impact assessments for “high risk” processing, limitations on retention of personal data, special provisions for “special categories of personal data” including health and genetic information of data subjects, mandatory data breach notification (in certain circumstances), “privacy by design” requirements, and direct obligations on service providers acting as processors. The EU GDPR also prohibits the international transfer of personal data from the EEA to countries outside of the EEA unless made to a country deemed to have adequate data privacy laws by the European Commission or a data transfer mechanism has been put in place. Failure to comply with the requirements of the EU GDPR and the related national data protection laws of the EEA Member States may result in fines up to 20 million euros or 4% of a company’s global annual revenues for the preceding financial year, whichever is higher. Moreover, the EU GDPR affords various data protection rights to individuals (i.e., the right to erasure of personal data) in certain circumstances, and the ability for data subjects to claim material and non-material damages resulting from infringements of the EU GDPR. Given the breadth and depth of changes in data protection obligations, maintaining compliance with the EU GDPR will require significant time, resources, and expense, and MiniMed may be required to put in place additional mechanisms ensuring compliance with evolving data protection rules.
AI Regulation
As a result of the release and availability of AI technologies, including generative AI platforms, MiniMed has seen a global trend toward more comprehensive and refined regulation of AI that will impact its business, such as the EU AI Act, that are designed to ensure the ethical use, security, and privacy of AI and create standards for transparency, accountability, and fairness. Obligations imposed by the EU AI Act and similar regimes may lead to regulatory fines or penalties, require MiniMed to change its business practices, retain its AI technologies, or prevent or limit its use of AI technologies.
Environmental, Health, and Safety and Sustainability Laws and Regulations
MiniMed is subject to EHS and sustainability laws and regulations concerning, among other things: the generation, handling, transportation, storage, and disposal of hazardous substances or wastes; human health and safety; the remediation of hazardous substances or materials; emissions or discharges into the land, air, or water; and climate change. MiniMed is further subject to numerous laws and regulations concerning, among other things, chemical constituents in medical products and end-of-life disposal and take-back programs for medical devices. MiniMed’s operations and those of certain of MiniMed’s third-party suppliers involve the use of substances subject to these laws and regulations. In addition, many regulatory agencies in the United States and internationally are imposing new and evolving regulatory requirements on the safe use of certain chemicals. See “Risk Factors—Legal and Regulatory Risks—MiniMed is subject to EHS laws and regulations and the risk of environmental liabilities, violations, and litigation.” New laws and regulations, violations of these laws and regulations, stricter enforcement of existing requirements, or the discovery of previously unknown contamination could require MiniMed to incur costs, become the basis for new or increased liabilities, fines or sanctions, or other risks, or, in extraordinary situations, result in the shutdown of facilities.
Seasonality
MiniMed’s total revenues vary slightly from quarter to quarter. Based on historical experience, MiniMed generally has higher revenues toward calendar year end and MiniMed’s fiscal year end. The trend is primarily driven by annual insurance deductible resets and unfunded flexible spending account dynamics in the U.S. market, which is partially counteracted by lower pump sales as MiniMed’s competitors push for a strong end to their fiscal years, which align to calendar years. Sales of MiniMed’s single-use products such as infusion sets, reservoirs, and CGMs have generally mitigated quarterly seasonal fluctuations in pump sales.
Human Capital
MiniMed has a highly experienced and diverse team with deep technical expertise, ethics and integrity, and a strong track record of success. MiniMed’s employee base consists of approximately 8,000 people globally including a scaled technical workforce of approximately 15% in innovation and research and development as of April 2026.
MiniMed’s employees are united and committed in MiniMed’s mission of improving the lives of PWD, with many of MiniMed’s employees having a personal connection with the condition. MiniMed fosters a workplace where employees feel their efforts make a meaningful impact on patients.
MiniMed is committed to cultivating a culture of meritocracy and fairness, ensuring that individuals from all backgrounds can reach their full potential. MiniMed wants to be a great place to work where MiniMed’s people know their efforts are making a difference for patients and MiniMed. MiniMed is committed to ensuring quality assurance in how it leads from hire to retire. This begins with a deep understanding of the skills and talents required for success in every role, allowing MiniMed to compete for and attract the best people. MiniMed’s compensation structure is designed to reflect customer success, company performance, and both team and individual contributions. Once it hires someone, MiniMed focuses on reducing the time it takes for them to become productive. Managers play a key role by providing consistent, timely, and clear feedback to help employees reach their full potential. MiniMed sets high expectations that are intended to drive meaningful and competitive impact. To maintain its agility and responsiveness, MiniMed works to eliminate bureaucratic barriers that could slow its speed to market.
MiniMed Ways of Working
To achieve its mission, MiniMed aligns its team around six core ways of working:
•MiniMed is obsessed with customers in everything it does. MiniMed is obsessed with its customers including PWD and their caregivers, HCPs, and payors, in everything it does. MiniMed always starts from the customer and works backwards to simplify their experience. MiniMed works to minimize forces that reduce its ability to serve its customers efficiently. MiniMed advocates for the customer in all layers and details of the business. Their loyalty is MiniMed’s competitive advantage.
•MiniMed is a company of owners, and it takes results personally. MiniMed manages for the short term and the long term. MiniMed optimizes for the whole and not just its team. MiniMed prioritizes efficiency and action, focusing on overcoming challenges to deliver results even in the face of challenges. MiniMed is resourceful and consistently seeks opportunities to maximize impact while minimizing costs. MiniMed is a performance-driven team. MiniMed values and rewards results.
•MiniMed attracts, develops, and retains the best people. MiniMed seeks out exceptional people. MiniMed’s people believe in the culture of kaizen and that learning is never complete. MiniMed solves problems quickly to unlock obstacles that prevent people from doing their best work. MiniMed’s leaders take seriously their responsibility to develop and coach the next generation.
•MiniMed insists on excellence. MiniMed strives for excellence and continuously raises the bar on quality of its products, services, and processes. MiniMed’s leaders are both a telescope and a microscope, able to dive deep to solve problems, and no job is beneath MiniMed.
•MiniMed is courageous. MiniMed thinks big, starts small, and moves fast. MiniMed prioritizes doing what is right, even when it is not the easiest or most popular choice. MiniMed has the confidence to speak up, to be transparent, to challenge ideas and decisions respectfully. Conflicts are addressed openly and debated deeply. MiniMed is “all in” and united once decisions are made. “One team” is MiniMed’s mantra, and team success trumps all.

•MiniMed lets the best ideas win. MiniMed’s people are confidently humble. MiniMed believes the best ideas should win regardless of where they come from. MiniMed actively seeks and values diverse perspectives, both internally and externally, to foster innovation to better serve its customers.
MiniMed embraces the culture of kaizen and continuous improvement in its talent and succession processes, with a cadence of talent deep dives throughout the year, to foster talent movement and career development. Every leader is personally responsible for the development of their teams including the use of new tools and programs such as GenAI and DevSecOps and productivity tools. MiniMed provides an Employee Assistance Program for counseling, financial, and mental health support and promotes social connections and campus life through affinity groups and volunteer programs.
MiniMed Operating System
The way that MiniMed runs the company is based on the MiniMed Ways of Working (leadership behaviors) and the MiniMed Operating System (MOS) which is MiniMed’s framework of tools, procedures and processes to get things done and achieve transformational results across every functional area of MiniMed. In the short term, MiniMed’s MOS helps drive accountability, better decision-making, risk management, and consistent execution. In the long term, MiniMed’s goal is to build new capabilities to position MiniMed for scale and future growth.
Properties
MiniMed’s principal executive office is located in Northridge, California. The Northridge facility is 508,000 square feet in total and primarily serves as MiniMed’s corporate headquarters, and as a manufacturing and research and development hub. MiniMed leases the underlying land and owns the buildings on the land.
MiniMed’s total manufacturing and research space is approximately 838,000 square feet. Approximately 94 percent of the manufacturing and research facilities are owned by MiniMed and the remaining balance is leased. MiniMed’s largest manufacturing facilities are located in the United States and Puerto Rico.
MiniMed also maintains leased sales and administrative offices outside the United States at approximately 42 locations in over 19 countries. MiniMed uses substantially all of its currently available productive space to develop, manufacture, and market its products. MiniMed’s facilities are well-maintained, suitable for their respective uses, and adequate for current needs.
Legal Proceedings
MiniMed is, from time to time, subject to a variety of litigation and other legal and regulatory proceedings and claims incidental to its business, including the matters described in Note 12, “Commitments and Contingencies,” to MiniMed’s condensed consolidated financial statements and Note 12, “Commitments and Contingencies,” to MiniMed’s consolidated financial statements which are incorporated into this “Legal Proceedings” section by reference.

MANAGEMENT OF MINIMED
Executive Officers
Set forth below are the names and ages of MiniMed’s Executive Officers, as well as information regarding their positions with MiniMed, their periods of service in these capacities, and their business experiences as of October 5, 2026. There are no family relationships among any of the executive officers named, nor is there any arrangement or understanding pursuant to which any person was selected as an executive officer.

Name	Age	Position
Que Dallara	53	Chief Executive Officer and Director
Chad Spooner	55	Executive Vice President & Chief Financial Officer
Ali Dianaty	52	Executive Vice President, Chief Product & Technology Officer
Sheila A. Denton	60	Senior Vice President, General Counsel and Corporate Secretary
Gillian Chandrasena	52	Senior Vice President, Chief Human Resources Officer
Que Dallara has served as Chief Executive Officer and a Director of MiniMed since March 2026. From May 2022 to March 2026, Ms. Dallara served as Executive Vice President and Operating Unit President of the Diabetes Operating Unit of Medtronic. From October 2018 to April 2022, Ms. Dallara served as President and Chief Executive Officer of Honeywell Connected Enterprise, the software business of Honeywell International, Inc., a diversified industrial conglomerate. From January 2017 to October 2019, Ms. Dallara served as Senior Vice President and Chief Commercial Officer of Honeywell. Before joining Honeywell in 2017, Ms. Dallara worked at TE Connectivity, Microsoft, itv|world, Telstra Corporation, and McKinsey & Company. Ms. Dallara has served on the board of directors of Lattice Semiconductor Corporation (Nasdaq: LSCC) since November 2023. Ms. Dallara holds a BSc. in Applied Mathematics (Honours Class 1) and BCom from the University of New South Wales and an MBA from INSEAD in France.
Chad Spooner has served as Executive Vice President & Chief Financial Officer of MiniMed since March 2026. From July 2025 to March 2026, Mr. Spooner served as the Chief Financial Officer of the Diabetes Operating Unit at Medtronic. From July 2020 to July 2025, Mr. Spooner served as Chief Financial Officer of Société Bic S.A., a consumer goods company (BB: PA) (“BIC”). Prior to joining BIC in 2020, Mr. Spooner served as Chief Financial Officer of Wolser Holdings, Inc. (d/b/a Slingshot Health) and Chief Financial Officer of Raffaela Apparel Group, and held various leadership positions at General Electric as well as a senior finance role at GE Energy. Mr. Spooner also co-founded and held senior operational finance roles at Tenex Capital Management. Mr. Spooner holds a B.S. from the Massachusetts Institute of Technology.
Ali Dianaty has served as Executive Vice President, Chief Product & Technology Officer of MiniMed since March 2026. From November 2021 to March 2026, Mr. Dianaty served as Senior Vice President of Product Innovation and Operations of the Diabetes Operating Unit at Medtronic. From March 2020 to November 2021, Mr. Dianaty served as Vice President, Research & Development, Clinical, and Regulatory, of the Diabetes Operating Unit at Medtronic. From May 2016 to November 2021, Mr. Dianaty served as Vice President Research & Development of the Diabetes Operating Unit at Medtronic. Prior to joining Medtronic in 2016, Mr. Dianaty worked at St. Jude Medical and The Boeing Company, an aerospace and defense manufacturer. Mr. Dianaty holds a B.S. and an M.Sc. from California State University, Northridge, and an MBA from the UCLA Anderson School of Management.
Sheila A. Denton has served as Senior Vice President, General Counsel and Corporate Secretary of MiniMed since September 2026. From October 2023 to January 2026, Ms. Denton served as Executive Vice President, General Counsel & Corporate Secretary of Incyte Corporation (Nasdaq: INCY), a global biopharmaceutical company. Prior to joining Incyte Corporation, Ms. Denton spent nearly two decades at Boehringer Ingelheim, a global biopharmaceutical company, most recently serving as Senior Vice President, General Counsel & Corporate Secretary from May 2018 until September 2023. While at Boehringer Ingelheim, Ms. Denton held a number of other key leadership positions in multiple areas such as mergers and acquisitions, the generic businesses, and litigation.

Prior to joining Boehringer Ingelheim, Ms. Denton was a Partner at Pullman & Comley LLC. Ms. Denton holds a B.S. in Business and Political Science from Sacred Heart University and a J.D. from Western New England College School of Law.
Gillian Chandrasena has served as Senior Vice President, Chief Human Resources Officer of MiniMed since March 2026. From March 2025 to March 2026, Ms. Chandrasena previously served as Vice President, Human Resources of the Diabetes Operating Unit at Medtronic. From February 2025 to March 2025, Ms. Chandrasena served as Vice President, Human Resources of Product Innovation & Quality at Medtronic. From March 2022 to February 2025, Ms. Chandrasena served as Chief People Officer at Reliance Worldwide Corporation. From December 2020 to March 2022, Ms. Chandrasena served as Vice President, Human Resources, of Honeywell Connected Enterprise at Honeywell International Inc., a diversified industrial conglomerate (Nasdaq: HON) (“Honeywell”). Prior to Honeywell, Ms. Chandrasena held senior human resources roles at Brambles Limited and Centrica. Ms. Chandrasena holds a B.A. and an MBA from De Montfort University, a post-graduate diploma in Human Resources from Thames Valley University, and a coaching certification from The Coaches Institute.
Directors
The following table sets forth, as of October 5, 2026, the name, age, and position of the individuals who serve as MiniMed’s directors, followed by a biography of each director.

Name	Age	Position
Kevin E. Lofton	72	Former Chief Executive Officer, CommonSpirit Health
Linnea Burman	52	Senior Vice President and President, Neurovascular, Medtronic plc
Scott Cundy	56	Senior Vice President and Chief Quality, Development, and Innovation Officer, Medtronic plc
Que Dallara	53	Chief Executive Officer, MiniMed
Glenn Eisenberg	65	Former Executive Vice President and Chief Financial Officer, Labcorp Holdings Inc.
David Endicott	61	Chief Executive Officer, Alcon, Inc.
D. Keith Grossman	66	Former Chair and Chief Executive Officer, Nevro Corp.
Robert (Bob) A. Hopkins	59	Senior Vice President and Head of Global Strategy, Medtronic plc
Laura Mauri	57	Senior Vice President, Chief Scientific and Medical Officer, Medtronic plc
Matthew (Matt) R. Walter	48	Senior Vice President of Human Resources, IT and Global Communications and Corporate Marketing, Medtronic plc
Timothy (Tim) A. Wicks	61	Former Chief Executive Officer and President, OptumRX (a division of UnitedHealth Group)
Kevin E. Lofton has served as Chair of MiniMed’s board since March 2026. Mr. Lofton has served as a Director of Medtronic since August 2020. In addition, Mr. Lofton is a Life Fellow of the American College of Healthcare Executives. Mr. Lofton served as Chief Executive Officer of CommonSpirit Health, a nonprofit health system, from 2019, following the merger between Catholic Health Initiatives (“CHI”) and Dignity Health, until his retirement in 2020. Prior to the merger, Mr. Lofton served as Chief Executive Officer of CHI for 16 years. Before CHI, Mr. Lofton served in various leadership positions in healthcare organizations, including Chief Executive Officer of UAB Hospital, Chief Executive Officer of Howard University Hospital, and Executive Vice President and Chief Operating Officer of UF Health Jacksonville. Mr. Lofton served on the board of directors of Gilead Sciences, Inc., a biopharmaceutical company (Nasdaq: GILD) from July 2009 to May 2024, where he was the Lead Independent Director from 2020 to 2024 and from November 2013 to July 2022, Mr. Lofton served on the board of directors of Rite Aid Corporation, a retail pharmacy chain (NYSE: RAD). He also served as Chair of the board of the American Hospital Association, one of the largest healthcare trade associations in the country. Mr. Lofton holds a B.S. from Boston University and an MHA from Georgia State University.
Mr. Lofton’s qualifications to serve on MiniMed’s board include his nationally recognized status in healthcare administration and over 40 years of executive experience in the healthcare industry as a senior level executive in hospital administration. His long and broad experience leading healthcare provider organizations and his ability to successfully navigate evolving commercial, regulatory, and public policy changes over time provide MiniMed’s board of directors with valuable perspective and insights.
Linnea Burman has served on MiniMed’s board since June 2026. Since April 2024, Ms. Burman has served as Senior Vice President & President, Neurovascular at Medtronic plc. From May 2020 to May 2024, Ms. Burman served as Vice President & General Manager, Enabling Technologies: Cranial & Spinal Technologies at Medtronic. Prior to these roles, Ms. Burman held various leadership positions at Medtronic over a tenure spanning more than 19 years, including Vice President & General Manager, Pelvic Health & Gastric Therapies, Neurosciences Vice President of Strategic Planning & Communications, and Director of Marketing, US Pain Stimulation & Targeted Drug Delivery, as well as earlier marketing and market development roles. Ms. Burman holds a B.A. in Communication Studies, with an emphasis in Public Relations from Virginia Tech.
Ms. Burman’s qualifications to serve on MiniMed’s board include her deep operational and commercial leadership experience across multiple segments of the medical technology industry, her expertise in building and scaling medical device businesses across global markets, and her extensive tenure in senior management at Medtronic plc.
Scott Cundy has served on MiniMed’s board since July 2026. Since November 2025, Mr. Cundy has served as Senior Vice President and Chief Quality, Development, & Innovation Officer at Medtronic. Since January 9, 2023, Mr. Cundy has served as a member of the Medtronic Executive Committee. Since May 2025, Mr. Cundy has served as Senior Vice President and Chief Quality and Development Officer at Medtronic. From January 2023 until May 2025, Mr. Cundy served as Senior Vice President and Chief Quality officer at Medtronic. Prior to joining Medtronic in 2023, Mr. Cundy served as VP Quality, Regulatory, & Clinical Affairs Diagnostics and Life Sciences Platforms at Danaher Corporation (NYSE: DHR) from October 2020 to January 2023, as VP RA/QA Diagnostics & Life Sciences Platforms at Danaher Corporation from November 2018 to October 2020, as VP RA/QA Life Sciences Platform at Danaher Corporation from June 2014 until November 2018, and VP RA/QA - Beckman Coulter ImmunoAssay at Danaher Corporation from June 2010 to June 2014. Mr. Cundy holds a B.S. in Industrial Engineering from Georgia Tech and an MBA from the University of Minnesota’s Carlson School of Management.
Mr. Cundy’s qualifications to serve on MiniMed’s board include deep expertise in product development, quality, engineering, and regulatory affairs, and experience as a proven change agent known for fostering collaboration, driving accountability, and navigating complex challenges with integrity.
The biography of Que Dallara is set forth under the section entitled “—Executive Officers.”
Ms. Dallara’s qualifications to serve on MiniMed’s board include her deep understanding of the diabetes industry, extensive operational and strategic leadership experience, and strong track record of success leading the Diabetes Operating Unit at Medtronic.
David J. Endicott has served on MiniMed’s board since June 2026. Since July 2018, Mr. Endicott has served as Chief Executive Officer of Alcon, Inc. (NYSE: ALC; SWX: ALC), an eye care company, and has served as a member of Alcon’s board of directors since 2019. Prior to joining Alcon, Inc., Mr. Endicott held senior leadership roles at various healthcare organizations, including as Chief Executive Officer and Chief Operating Officer of Alcon Laboratories, Inc., President of Hospira Infusion Systems at Hospira, Inc., and various commercial and regional leadership roles at Allergan, Inc. Mr. Endicott holds an M.B.A. from the University of Southern California and a B.A. in Chemistry from Whitman College.
Mr. Endicott’s qualifications to serve on MiniMed’s board include his extensive executive leadership experience in the global medical device industry, his expertise in building and scaling healthcare businesses across international markets, and his public company board experience at Alcon, Inc.
Glenn Eisenberg has served on MiniMed’s board since March 2026. Mr. Eisenberg served as Executive Vice President and Chief Financial Officer of Labcorp Holdings Inc. (NYSE: LH) (“Labcorp”), a global life sciences company, from June 2014 to December 2024, when he announced his retirement and has served as a Special Advisor to Labcorp since December 2024. Mr. Eisenberg has served as a Senior Advisor at Rhône Group, a private equity firm, since April 2025. Prior to joining Labcorp, Mr. Eisenberg served in various leadership positions, including Executive Vice President, Finance and Administration & Chief Financial Officer of The Timken Company, a manufacturer of engineered bearings, motion control products, and steel (NYSE: TKR), and President and Chief Operating Officer of the United Dominion Industries (NYSE: UDI), a diversified industrial manufacturer. Mr. Eisenberg has served on the boards of directors of Solventum Corporation, a healthcare technology company (NYSE: SOLV), since April 2024, Lumexa Imaging Holdings, Inc., an outpatient medical imaging company (Nasdaq: LMRI) since March 2025 and The Middleby Corporation, a commercial foodservice equipment manufacturer (Nasdaq: MIDD) since March 2026. Mr. Eisenberg previously served on the boards of directors of Family Dollar Stores, Inc. (NYSE: FDO) from 2002 to 2015, Perspecta Inc., a U.S. government IT services provider (NYSE: PRSP) from May 2019 to May 2021, US Ecology, Inc., an environmental services provider (Nasdaq: ECOL) from 2018 to May 2022, and Alpha Natural Resources, Inc. (NYSE: ANR) from March 2005 to July 2009. Mr. Eisenberg holds a B.A. from Tulane University and an MBA from Georgia State University.
Mr. Eisenberg’s qualifications to serve on MiniMed’s board include his long history as a public company executive which provides MiniMed’s board of directors with significant operational and financial expertise. Mr. Eisenberg also brings to MiniMed’s board of directors strong audit committee expertise and valuable experience in portfolio optimization.
D. Keith Grossman has served on MiniMed’s board since March 2026. Since February 2022, Mr. Grossman has served as Lead Independent Director at Outset Medical, Inc., a medical device company focused on home hemodialysis systems (Nasdaq: OM). From April 2014 to February 2022, Mr. Grossman served as Chairman of the board of directors for Outset Medical, Inc. Mr. Grossman served as Chairman of the board of directors of Nevro Corp., a medical device company specializing in spinal cord stimulation for chronic pain treatment (NYSE: NVRO), from March 2019 through April 2025 when the company was acquired by Globus Medical, Inc., previously serving as Nevro’s Chief Executive Officer from March 2019 to April 2023 and as Executive Chairman from April 2023 to October 2023. Mr. Grossman has also served as Vice Chairman of Alcon Inc. (NYSE: ALC), an eye care products company, since April 2019. Previously, he was Chief Executive Officer and President of Thoratec (Nasdaq: THOR), a medical device company, from September 2014 to December 2015 and from January 1996 to January 2006; Chief Executive Officer and President of Conceptus (Nasdaq: CPTS), a manufacturer and developer of medical devices, from December 2011 to June 2013; and Managing Director of TPG (NASDAQ: TPG), a private equity firm, from September 2007 to December 2011. Mr. Grossman has also served on the board of directors of ViewRay, Inc., Intuitive Surgical, Kyphon, Inc., and Zeltiq Aesthetics, Inc. Mr. Grossman holds a B.S. from The Ohio State University and an M.B.A. from the Pepperdine Graziadio Business School.
Mr. Grossman’s qualifications to serve on MiniMed’s board include nearly 40 years of experience with medical devices and supplies, including as Chief Executive Officer of publicly held medical device and technology companies. Mr. Grossman brings to MiniMed’s board of directors his executive and board leadership experience, as well as operational and strategic planning expertise in the healthcare industry. Mr. Grossman’s variety of experiences, including in private equity, public and private company boards, and public company executive roles, make him a valuable member of MiniMed’s board of directors.
Bob Hopkins has served on MiniMed’s board since March 2026. Since November 2021, Mr. Hopkins has served as Senior Vice President and Head of Global Strategy of Medtronic and Executive Committee member for Medtronic. From July 2008 to November 2021, Mr. Hopkins served as Managing Director and Senior Equity Research Analyst at BofA Securities, Inc. (f/k/a Bank of America Merrill Lynch) (NYSE: BAC), a bank holding company and a financial holding company, where he covered the medical technology industry. He also has held various leadership positions at Lehman Brothers Holdings Inc. and Donaldson, Lufkin & Jenrette. Mr. Hopkins holds a B.A. from Trinity College-Hartford and an MBA from Columbia Business School.
Mr. Hopkins’ qualifications to serve on MiniMed’s board include his nearly 30-year career in finance and equity research, his specific expertise in the medical technology industry, as well as his strategic leadership experience at Medtronic, which make him a valuable member of MiniMed’s board of directors.
Laura Mauri has served on MiniMed’s board since March 2026. Since April 2022, Dr. Mauri has served as Senior Vice President, Chief Scientific and Medical Officer at Medtronic and is a member of the Medtronic

Executive Committee. From September 2020 until April 2022, Dr. Mauri served as Senior Vice President, Chief Clinical and Regulatory Officer at Medtronic. From September 2018 until September 2020, Dr. Mauri served as Vice President of Global Clinical Research and Analytics at Medtronic. Dr. Mauri also serves on the board of directors of the Medical Device Innovation Consortium, a nonprofit public-private partnership supporting medical device development and regulatory science and the Compensation Committee of Mozarc Medical, a joint venture of DaVita Inc. and Medtronic. Dr. Mauri has also held advisory roles with the U.S. FDA, the NIH, the CMS, and the National Academy of Medicine. Prior to joining Medtronic in 2018, Dr. Mauri spent 15 years as an interventional cardiologist at Brigham and Women’s Hospital and served as Professor of Medicine at Harvard Medical School. Dr. Mauri holds an A.B. from Harvard College, an M.Sc. from Harvard School of Public Health, and an M.D. from Harvard Medical School.
Dr. Mauri’s qualifications to serve on MiniMed’s board include her distinguished career as an interventional cardiologist and internationally recognized clinical investigator, in addition to eight years of experience leading Medtronic’s scientific, medical, clinical research, and regulatory affairs functions. Dr. Mauri’s record of academic and executive leadership, in addition to her medical and scientific expertise, make her a valuable member of MiniMed’s board of directors.
Matt Walter has served on MiniMed’s board since March 2026. Since July 2023, Mr. Walter has served as Senior Vice President, Human Resources, IT, and Global Communications & Corp Marketing of Medtronic. Mr. Walter also serves as a member of the Medtronic Executive Committee. From March 2021 to July 2023, Mr. Walter served as Vice President Human Resources of Global Operations and Supply Chain at Medtronic. From December 2018 to February 2022, Mr. Walter served as Vice President Human Resources of the Diabetes Operating Unit at Medtronic. From 2014 to 2018, Mr. Walter served in various leadership roles at Medtronic. Prior to joining Medtronic in 2014, Mr. Walter served as Senior Director of Talent Management at Best Buy Co., Inc. (NYSE: BBY). Prior to that, he held a number of leadership roles at Bank of America (NYSE: BAC). Mr. Walter earned a B.A. in Psychology from Saint Francis University and a Ph.D. in Industrial and Organizational Psychology from Colorado State University.
Mr. Walter’s qualifications to serve on MiniMed’s board include his experience in talent and human capital management, including over ten years serving in leadership capacities at Medtronic. Mr. Walter provides MiniMed’s board of directors with valuable insight into MiniMed’s talent, culture, and organization strategies.
Tim Wicks has served on MiniMed’s board since March 2026. Since April 2024, Mr. Wicks has served on the board of directors of BrightSpring Health Services, Inc., a provider of home and community-based health services (Nasdaq: BTSG). Since May 2026, Mr. Wicks has served on the board of directors of GMR Solutions, Inc., an emergency medical services provider (NYSE: GMRS). From June 2022 to April 2023, Mr. Wicks served on the board of directors of Pear Therapeutics, Inc., a digital therapeutics company developing prescription software-based treatments (Nasdaq: Pear). Mr. Wicks has served on the board of directors of MOBE, LLC, a health guidance company, since April 2023. Mr. Wicks has acted as an Advisor to the healthcare practice of KKR & Co. Inc, a private equity and investment firm, since June 2024. From 2002 until his retirement in 2021, Mr. Wicks served in various executive leadership roles at UnitedHealthcare, Optum, and OptumRX, divisions of UnitedHealth Group, Incorporated, a healthcare and health insurance company (NYSE: UNH), including executive oversight for Optum Financial Services, Executive Vice President of Supply Chain, Chief Executive Officer and President of OptumRx, and Chief Financial Officer of Optum. Mr. Wicks also served as Chief Financial Officer and then President and Chief Operating Officer of Yellow Corporation and President of Great Northern Capital. Mr. Wicks has also served on the boards of directors of Precision Castparts Corp., and Aerojet Rocketdyne. Mr. Wicks holds a B.A. from the University of Chicago and an MBA from Harvard University’s Graduate School of Business.
Mr. Wicks’ qualifications to serve on MiniMed’s board include his financial, executive, and business relations experience in the healthcare industry. Mr. Wicks’ experience leading significant growth initiatives and strategic acquisitions at Optum, in addition to his board, audit committee, and compensation committee experience, make him a valuable addition to MiniMed’s board of directors.

Composition of MiniMed’s Board of Directors; Classes of Directors
MiniMed’s business and affairs are managed under the direction of MiniMed’s board of directors. MiniMed’s second amended and restated certificate of incorporation provides that the number of directors will be fixed from time to time by MiniMed’s board, which currently consists of eleven directors.
If Medtronic retains an interest in MiniMed following the Exchange Offer, each director of MiniMed who is then an officer of Medtronic is expected to resign from MiniMed’s board in connection with the consummation of the Exchange Offer. If the Exchange Offer is oversubscribed and Medtronic elects to exchange all of its remaining interest in MiniMed pursuant to the De Minimis Increase Amount, one or more Medtronic officers or directors are expected to continue to serve on MiniMed’s board.
MiniMed’s board is divided into three classes, denominated as Class I, Class II, and Class III. Members of each class will hold office for staggered three-year terms. At each annual meeting of stockholders beginning in 2026, the successors to the directors whose term expires at that meeting will be elected to serve until the third annual meeting after their election or until their successors have been elected and qualified. David Endicott, D. Keith Grossman, Kevin Lofton, and Tim Wicks serve as Class I directors whose terms expire at the 2026 annual meeting of stockholders. Linnea Burman, Scott Cundy, Laura Mauri, and Matt Walter serve as Class II directors whose terms expire at the 2027 annual meeting of stockholders. Que Dallara, Glenn Eisenberg, and Bob Hopkins serve as Class III directors whose terms expire at the 2028 annual meeting of stockholders. Each director will hold office until their successor is duly elected and qualified, or until their earlier death, resignation, disqualification, or removal.
Pursuant to MiniMed’s Corporate Governance Guidelines, directors will generally retire from MiniMed’s board at the annual meeting of stockholders immediately following the earlier of their 75th birthday or the 15-year anniversary of their initial election to MiniMed’s board by stockholders. Pursuant to MiniMed’s Corporate Governance Guidelines, MiniMed’s board does not have a firm policy as to whether the position of Chair of MiniMed’s board (the “MiniMed Chair”) and the position of Chief Executive Officer of MiniMed should be separate and reserves the freedom to decide what is in the best interest of the Company at any point in time.
MiniMed’s board requires that one of the independent directors serve in a position of leadership for the rest of the non-management directors. If at any time MiniMed’s Chief Executive Officer and Chair roles are combined or if the MiniMed Chair is not otherwise an independent director, MiniMed’s board annually will elect a lead independent director (the “MiniMed Lead Independent Director”).
Kevin E. Lofton, an independent director, currently serves as the MiniMed Chair, and Que Dallara serves as MiniMed’s Chief Executive Officer. Because Mr. Lofton serves as an independent director, his duties as MiniMed Chair include both the duties of the MiniMed Chair and those of the MiniMed Lead Independent Director.
Mr. Lofton’s duties include:
•chair all meetings of MiniMed’s board in a manner which utilizes the time of MiniMed’s board effectively and which takes full advantage of the expertise and experience that each director has to offer, and chair all executive sessions of MiniMed’s non-management or independent directors;
•establishing an agenda for each meeting of MiniMed’s board which covers all matters which should come before MiniMed’s board in the proper exercise of its duties or which have been requested by a member of MiniMed’s board;
•ensuring the proper flow of information to MiniMed’s board and review the adequacy and timing of documentary materials in support of management proposals;
•providing input and support on:
◦selection of committee chairs and membership on MiniMed’s board committees;
◦establishment of the agendas for MiniMed’s Nominating and Corporate Governance Committee meetings;

◦compensation philosophy for MiniMed’s board;
◦candidates for board membership;
•providing leadership for issues of corporate governance which the MiniMed Chair believes should come to the attention of MiniMed’s board and MiniMed’s Nominating and Corporate Governance Committee;
•approving all information provided to MiniMed’s board of directors on the condition of MiniMed, its businesses, and the environment in which it operates;
•facilitating and encouraging constructive and useful communication between MiniMed’s management and MiniMed’s board;
•recommending to MiniMed’s board for its approval an agenda for each annual meeting of stockholders that covers all matters that should come before the stockholders;
•providing leadership to MiniMed’s board in the establishment of positions which MiniMed’s board should take on issues to come before the annual meetings of stockholders;
•presiding at annual meetings of stockholders;
•calling meetings of the independent directors of MiniMed when necessary;
•leading the board in its plans for succession of MiniMed’s Chief Executive Officer;
•in collaboration with MiniMed’s Chief Executive Officer, and in consultation with the other directors of MiniMed, recommending MiniMed’s committee chairs and members of MiniMed’s board committees to MiniMed’s Nominating and Corporate Governance Committee;
•act as the focal point on MiniMed’s board for:
◦all issues of corporate governance, including crisis management oversight, as appropriate;
◦stockholder requests for consultation and direct communication;
◦facilitation of communication between MiniMed’s board and MiniMed’s Chief Executive Officer;
◦ensuring follow-up on matters discussed in executive sessions;
◦suggestions from MiniMed’s non-management directors, especially on sensitive issues that they feel need to be resolved;
◦fostering effective discussions and debate of MiniMed’s board;
◦review and approval of board of directors agendas and seeing that any subjects that members of MiniMed’s board want on the agenda are included;
◦retention of consultants and advisors that report directly to MiniMed’s board;
•presiding over MiniMed’s board’s annual self-evaluation; and
•providing counsel to the other MiniMed directors in the performance of their duties.
Director Independence
MiniMed’s board has undertaken a review of the independence of each of its directors. Based on information provided by MiniMed’s directors concerning their background, employment, and affiliations, MiniMed’s board has determined that Kevin Lofton, Glenn Eisenberg, David Endicott, D. Keith Grossman, and Timothy A. Wicks qualify as “independent” under the rules of Nasdaq. In assessing the independence of each of its directors, MiniMed’s board considered the relationships that each director has with MiniMed and with Medtronic as well as all other facts and circumstances that it deemed relevant to assess the independence of each of its directors.
MiniMed’s board assesses, at least annually, the independence of each of its directors and makes a determination as to which of its directors are independent.
Controlled Company Exemption
Prior to the Exchange Offer, MiniMed has availed itself of the “controlled company” exemption under the corporate governance rules of Nasdaq. Accordingly, MiniMed was not required to have a majority of “independent directors” on its board of directors as defined under the rules of Nasdaq, nor was it required to have a compensation committee or nominating and corporate governance committee composed entirely of independent directors. Upon completion of the Exchange Offer, it is expected that MiniMed will no longer qualify as a “controlled company” as defined under the corporate governance rules of Nasdaq. Accordingly, upon completion of the Exchange Offer, MiniMed’s board will be composed of a majority of independent directors, and the Compensation and Talent Committee and Nominating and Corporate Governance Committee will each be composed entirely of independent directors.
The “controlled company” exemption did not modify the independence requirements for the Audit Committee, and MiniMed complied with the applicable requirements of the Exchange Act and Nasdaq, which require that the Audit Committee be composed of (1) at least one independent director upon listing, (2) a majority of independent directors within 90 days of listing, and (3) exclusively independent directors within one year of listing. Since its initial public offering, MiniMed’s Audit Committee has been composed of three independent directors, each of whom qualifies as an “audit committee financial expert” as defined under the rules of the SEC.
Meetings of the Board of Directors
MiniMed’s Corporate Governance Guidelines provide that MiniMed’s directors are expected to make best efforts to attend all meetings of MiniMed’s board and meetings of the board committees on which they serve, and the annual meeting of stockholders, to spend the time needed and to meet as frequently as necessary to properly discharge their responsibilities. MiniMed’s Corporate Governance Guidelines also provide that MiniMed’s independent directors meet in regular executive sessions without any non-independent directors or members of MiniMed management present.
Committees of the Board of Directors
MiniMed’s board has the following standing committees: (1) the Audit Committee, (2) the Compensation and Talent Committee, and (3) the Nominating and Corporate Governance Committee. MiniMed’s board of directors has adopted a written charter for each of its standing committees, which are available on the Governance section of MiniMed’s website at www.minimed.com/en-us/governance. The information contained on, or that can be accessed through, MiniMed’s website is not part of, and is not incorporated into, this prospectus, and you should not rely on any such information in deciding whether or not to tender your Medtronic Ordinary Shares in the Exchange Offer.
Audit Committee
The current members of MiniMed’s Audit Committee are Glenn Eisenberg, D. Keith Grossman, and Tim Wicks, and Glenn Eisenberg serves as Chair of the Audit Committee. MiniMed’s board has determined that each of Glenn Eisenberg, D. Keith Grossman, and Tim Wicks is an “audit committee financial expert” as defined under the rules of the SEC. In addition, MiniMed’s board has determined that each of the members of MiniMed’s Audit Committee is independent under the rules of Nasdaq and under Rule 10A-3 under the Exchange Act. The responsibilities of MiniMed’s Audit Committee include:
•reviewing the adequacy and effectiveness of MiniMed’s internal control over financial reporting, including information technology and the use of security systems and AI related to internal controls, and disclosure controls and procedures;

•undertaking the appointment, compensation, retention, and oversight of MiniMed’s external independent registered public accounting firm, which reports directly to MiniMed’s Audit Committee;
•overseeing the independence, qualifications, and performance of the independent registered public accounting firm and the performance of MiniMed’s internal auditors;
•considering, at least annually, the independence of the independent registered public accounting firm;
•pre-approving all audit and permitted non-audit services to be provided by the independent registered public accounting firm and establishing policies and procedures for the engagement of the independent registered public accounting firm to provide auditing and permitted non-audit services;
•reviewing, at least annually, a report by the independent registered public accounting firm describing its internal quality-control procedures and any material issues raised by the most recent internal quality-control review and any inquiry or investigation by governmental or professional authorities within the preceding five years, and any steps taken to deal with any such issues, and all relationships between MiniMed and the independent registered public accounting firm;
•reviewing the experience and qualifications of the lead partner of the independent registered public accounting firm each year, determining that all partner rotation requirements are executed, and considering whether there should be rotation of the independent auditor itself;
•establishing clear policies for hiring current and former employees of the independent registered public accounting firm;
•overseeing MiniMed’s compliance with applicable legal and regulatory requirements;
•advising MiniMed’s board with regard to MiniMed’s policies and procedures regarding compliance with laws and regulations;
•reviewing with MiniMed’s General Counsel and independent registered public accounting firm: legal matters that may have a material impact on the financial statements; any fraud involving management or other employees who have a significant role in MiniMed’s internal controls; compliance policies; and any material reports or inquiries received from regulators, governmental agencies, or employees that raise material issues regarding the financial statements and accounting or compliance policies;
•reviewing annual audited financial statements with management and the independent registered public accounting firm and recommending to MiniMed’s board whether the financial statements should be included in MiniMed’s Annual Report on Form 10-K;
•reviewing and discussing with management and the independent registered public accounting firm quarterly financial statements;
•reviewing major issues and changes to MiniMed’s accounting and auditing principles and practices, including analyses of the effects of alternative and non-GAAP financial measures, regulatory and accounting initiatives, and off-balance sheet structures on the financial statements;
•discussing policies with respect to risk assessment and risk management, including risks affecting the financial statements, operations, business continuity, and reputation and the reliability and security of MiniMed’s information technology and security systems (including cybersecurity and emerging technologies such as AI), and the steps MiniMed management has undertaken to monitor and control such exposures;
•preparing the report of MiniMed’s Audit Committee as required by the rules and regulations of the SEC;
•meeting with the independent registered public accounting firm prior to the audit to review the scope and planning of the audit;

•reviewing the results of the annual audit examination;
•reviewing with the independent registered public accounting firm its evaluation of MiniMed’s identification of, accounting for, and disclosure of related party transactions;
•reviewing with the independent registered public accounting firm the performance of MiniMed’s internal audit function and the results of any significant internal audits;
•overseeing the appointment and performance assessment of the head of the internal audit function;
•receiving reports from management relating to MiniMed’s code of conduct and code of ethics for senior financial officers;
•periodically overseeing assessments and making recommendations to MiniMed’s board regarding MiniMed’s actions and controls to address material patient safety, product quality and security issues, and field actions, and MiniMed’s interactions with external regulators;
•establishing procedures for the receipt, retention, and treatment of complaints received by MiniMed regarding accounting, internal accounting controls, or auditing matters, and the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters; and
•meeting privately in separate sessions periodically with MiniMed management, internal auditors, and the independent registered public accounting firm.
MiniMed’s Audit Committee may form and delegate authority to subcommittees as it deems appropriate. MiniMed’s Audit Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
MiniMed’s Compensation and Talent Committee
The current members of MiniMed’s Compensation and Talent Committee are David Endicott, Kevin Lofton, Laura Mauri, Matt Walter, and Tim Wicks, and Tim Wicks serves as Chair of the Compensation and Talent Committee. MiniMed’s board has determined that each of David Endicott, Kevin Lofton and Tim Wicks is independent under the rules of Nasdaq and under Rule 10C-1 under the Exchange Act. MiniMed has availed itself of the “controlled company” exemption under the corporate governance rules of Nasdaq which exempts MiniMed from the requirement that it have a compensation committee composed entirely of independent directors. In addition, MiniMed’s Compensation and Talent Committee has also established a sub-committee (the “Section 16 Subcommittee”) consisting of Kevin Lofton and Tim Wicks, independent directors that qualify as “non-employee directors,” as defined under Rule 16b-3 of the Exchange Act. MiniMed’s Compensation and Talent Committee has delegated to the Section 16 Subcommittee the nonexclusive authority to grant awards to any individuals subject to Section 16 of the Exchange Act eligible to receive awards under any of MiniMed’s former, current, and future incentive and equity-based plans in order to ensure compliance with Section 16 and Rule 16b-3 of the Exchange Act.
The responsibilities of MiniMed’s Compensation and Talent Committee include:
•periodically reviewing MiniMed’s executive compensation philosophy and significant other compensation programs;
•providing oversight and recommending company-wide incentive compensation and equity-based compensation programs;
•annually reviewing compensation programs of senior management, defined as any person who meets the definition of “officer” under Section 16 of the Exchange Act;
•annually reviewing and approving corporate goals and objectives relevant to the compensation of the Chief Executive Officer and all other senior management;

•annually determining and approving the total compensation of the Chief Executive Officer, based on its own evaluation of performance in light of the goals and objectives;
•annually reviewing and approving the total compensation of all other senior management;
•reviewing and approving stock and other long-term incentive awards;
•reviewing and administering the Clawback Policy;
•reviewing and approving severance arrangements for senior management and recommending changes to MiniMed’s board as needed;
•reviewing and discussing with management the Compensation Discussion and Analysis required by the rules of the SEC and recommending to MiniMed’s board the inclusion of the Compensation Discussion and Analysis in MiniMed’s annual proxy statement;
•assisting MiniMed in reviewing results of any stockholder advisory votes on executive compensation, responding to other stockholder communications that relate to the compensation of executive officers, and reviewing and recommending to MiniMed’s board for approval the frequency with which it will conduct stockholder advisory votes;
•reviewing, administering, and monitoring compliance with MiniMed’s Stock Ownership and Retention Policy;
•reviewing and recommending to MiniMed’s board director compensation, as well as director’s and officer’s indemnification and insurance matters;
•preparing the Compensation and Talent Committee’s report to be included in MiniMed’s annual proxy statement; and
•assessing risk relating to MiniMed’s compensation policies and practices.
MiniMed’s Compensation and Talent Committee may form and delegate authority to subcommittees as it deems appropriate. MiniMed’s Compensation and Talent Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
MiniMed’s Nominating and Corporate Governance Committee
The current members of the Nominating and Corporate Governance Committee are Scott Cundy, D. Keith Grossman, Bob Hopkins, and Kevin Lofton, and Kevin Lofton serves as Chair of the Nominating and Corporate Governance Committee. MiniMed’s board has determined that each of D. Keith Grossman and Kevin Lofton is independent under the rules of Nasdaq. MiniMed has availed itself of the “controlled company” exemption under the corporate governance rules of Nasdaq which exempts MiniMed from the requirement that it have a nominating and corporate governance committee composed entirely of independent directors.
The responsibilities of MiniMed’s Nominating and Corporate Governance Committee include:
•formulating MiniMed’s policies and procedures for identifying a pool of qualified director candidates and for evaluating and recommending candidates to MiniMed’s board for nomination for election as directors;
•implementing MiniMed’s Nominating and Corporate Governance Committee’s policies to identify, evaluate, and recommend to MiniMed’s board individuals for MiniMed’s board to nominate for election as directors;
•reviewing and making recommendations to MiniMed’s board regarding whether members of MiniMed’s board should stand for re-election;

•considering matters relating to the retirement of a director;
•considering any resignation offered by a director;
•coordinating and overseeing the annual evaluation process for MiniMed’s board and its committees;
•recommending to MiniMed’s board the directors to serve as members of each committee and recommending any changes to MiniMed’s board or standing committees that MiniMed’s Nominating and Corporate Governance Committee believes desirable;
•reviewing, in accordance with MiniMed’s related person transaction policies and procedures, transactions and relationships with related parties that are required to be approved or ratified thereunder;
•reviewing MiniMed’s related person transaction policies and procedures on a periodic basis and recommending changes to MiniMed’s board;
•monitoring emerging corporate governance trends and overseeing and evaluating MiniMed’s corporate governance policies and programs to align with market best practices;
•reviewing MiniMed’s Corporate Governance Guidelines at least annually and recommending changes to MiniMed’s board to align with market best practices;
•reviewing stockholder proposals and recommending to MiniMed’s board proposed MiniMed responses to such proposals;
•reviewing the independence standards under the corporate governance standards of Nasdaq and providing at least annually to MiniMed’s board MiniMed’s Nominating and Corporate Governance Committee’s assessment of which directors should be deemed independent directors;
•reviewing at least annually the requirements for designation as an audit committee “financially sophisticated” member and “financial expert” under the applicable rules of Nasdaq and the SEC and determining which directors are “financially sophisticated” members and “financial experts”;
•overseeing and reviewing on a periodic basis the continuing education program for directors and the orientation program for new directors;
•reviewing MiniMed’s corporate political contributions in accordance with MiniMed’s political contribution guidelines;
•reviewing MiniMed’s actions and governance policies relating to the impact of MiniMed’s business operations on employees, citizens, communities, and the environment; and
•receiving reports from management regarding MiniMed’s Code of Business Conduct and Ethics for Members of the Board of Directors.
MiniMed’s Nominating and Corporate Governance Committee may form and delegate authority to subcommittees as it deems appropriate. MiniMed’s Nominating and Corporate Governance Committee also may delegate certain of its responsibilities to one or more designated executives or committees in accordance with applicable laws, regulations, and plan requirements.
Compensation Committee Interlocks and Insider Participation
Prior to the Separation, MiniMed was not a standalone company, and MiniMed did not have a compensation committee or any other committee serving a similar function. Decisions with respect to the compensation of the individuals who currently serve as MiniMed’s executive officers for the portion of fiscal year 2026 preceding the Separation were made by Medtronic, as described in “MiniMed Executive and Director Compensation.”

MiniMed Corporate Governance Guidelines
MiniMed’s board has adopted MiniMed Corporate Governance Guidelines describing MiniMed’s corporate governance practices, policies, and framework. The MiniMed Corporate Governance Guidelines have been published on the Governance section of MiniMed’s website at www.minimed.com/en-us/governance. These materials are also available in print to any MiniMed stockholder upon request. From time to time, MiniMed’s board reviews and updates this document as it deems necessary and appropriate to keep abreast of governance regulations.
MiniMed’s Board of Directors Oversight of Risk Management
MiniMed’s board, in exercising its overall responsibility to oversee the management of MiniMed’s business, considers risks when reviewing MiniMed’s strategic plan, financial results, merger and acquisition-related activities, legal and regulatory matters, and MiniMed’s public filings with the SEC. MiniMed’s board’s oversight of risk management will include full and open communications with MiniMed management to review the adequacy and functionality of the risk management processes used by MiniMed management.
MiniMed’s board has delegated specific risk oversight responsibilities to its committees. MiniMed’s Audit Committee has primary responsibility for oversight of major enterprise-level risk exposures affecting MiniMed’s financial statements, operations, business continuity, and reputation, and risks relating to the reliability and security of MiniMed’s information technology, security systems, product security, and emerging technologies such as AI, as well as MiniMed’s cybersecurity risk management activities, including MiniMed’s cybersecurity strategies, systems, controls, and related risk exposures. MiniMed’s Audit Committee also periodically oversees assessments regarding MiniMed’s actions and controls to address material patient safety, product quality, and security issues, and MiniMed’s interactions with external regulators, including the U.S. FDA. MiniMed’s Compensation and Talent Committee periodically assesses risk relating to MiniMed’s compensation policies and practices and reports its findings to MiniMed’s board.
MiniMed Codes of Conduct
MiniMed has adopted three codes of conduct and ethics: the MiniMed Code of Conduct, applicable to all employees, officers, and directors of MiniMed; the MiniMed Code of Ethics for Senior Financial Officers, applicable to certain senior executives of MiniMed; and the MiniMed Code of Business Conduct and Ethics for Members of the Board of Directors, applicable to all directors of MiniMed.
All MiniMed employees, including the Chief Executive Officer and other senior management, are required to comply with the MiniMed Code of Conduct to help ensure that MiniMed’s business is conducted in accordance with the highest standards of ethical behavior. The MiniMed Code of Conduct covers all areas of professional conduct, including customer relationships, conflicts of interest, insider trading, intellectual property, and confidential information, as well as requiring strict adherence to all laws and regulations applicable to MiniMed’s business. Employees are required to bring any violations and suspected violations of the MiniMed Code of Conduct to MiniMed’s attention through MiniMed management or legal counsel or by using MiniMed’s confidential compliance line. MiniMed’s Audit Committee receives reports from management regarding compliance with the MiniMed Code of Conduct and has established procedures for the confidential and anonymous submission by employees of concerns regarding questionable accounting or auditing matters.
In addition, the MiniMed Code of Ethics for Senior Financial Officers provides specific policies applicable to MiniMed’s Chief Executive Officer, Chief Financial Officer, Chief Accounting Officer, Controller, Treasurer, and other senior financial officers designated from time to time by MiniMed’s Chief Financial Officer. These policies relate to internal controls, the public disclosures of MiniMed, the obligation to report evidence of violations of securities or other laws, rules or regulations to MiniMed’s General Counsel or Chief Executive Officer, and conflicts of interest. MiniMed’s Audit Committee receives reports from MiniMed’s management regarding compliance with the MiniMed Code of Ethics for Senior Financial Officers and considers and approves any requests for waiver thereunder.
The members of MiniMed’s board are subject to the MiniMed Code of Business Conduct and Ethics for Members of the Board of Directors relating to director responsibilities, conflicts of interest, strict adherence to applicable laws and regulations, and promotion of ethical behavior. MiniMed’s Nominating and Corporate Governance Committee receives reports from MiniMed’s management regarding the MiniMed Code of Business Conduct and Ethics for Members of the Board of Directors and considers and approves any requests for waiver thereunder.
MiniMed’s codes of conduct have been published on MiniMed’s website at www.minimed.com and are available in print to any stockholder who requests them. MiniMed intends to disclose future amendments to, or waivers for directors and executive officers of, the codes of conduct on MiniMed’s website promptly following the date of such amendment or waiver, to the extent required by applicable rules and regulations.

MINIMED EXECUTIVE AND DIRECTOR COMPENSATION
Director Compensation Matters
Director Compensation Overview
Effective March 6, 2026, MiniMed’s board adopted a compensation program for MiniMed’s non-employee Directors (Directors who are not serving as employees of MiniMed, Medtronic (as long as Medtronic beneficially owns a majority of the voting power of the MiniMed Common Stock), or their respective subsidiaries or affiliates), consisting of an:
•annual cash retainer for each MiniMed non-employee director of $70,000;
•annual grant of restricted stock units for each MiniMed non-employee director with a grant date target value of $250,000;
•additional annual cash retainer for the members of the MiniMed Audit, Compensation and Talent, and Nominating and Corporate Governance Committees of $12,500, $10,000, and $7,500, respectively;
•additional annual cash retainer for the chairs of the MiniMed Audit, Compensation and Talent, and Nominating and Corporate Governance Committees of $25,000, $20,000, and $15,000, respectively which is inclusive of the committee member retainer; and
•additional annual cash retainer for the non-executive chair of MiniMed’s board of $70,000.
Cash retainers are paid in arrears in quarterly installments.
Restricted stock units are expected to generally be granted on the date of MiniMed’s annual stockholder meetings and vest in full (100%) on the first anniversary of the grant date, subject to continued service on MiniMed’s board through such date.
Additionally, on March 9, 2026, upon completion of MiniMed’s initial public offering, MiniMed’s board granted restricted stock unit awards under the MiniMed Long-Term Incentive Plan (the “MiniMed LTIP”) to each of Glenn Eisenberg, D. Keith Grossman, Kevin Lofton, and Tim Wicks, as the non-employee Directors of MiniMed’s board, as an additional one-time award in recognition of each of their contributions prior to MiniMed’s initial public offering (the “IPO Non-Employee Director Grants”). The number of restricted stock units granted to each Non-Employee Director was determined by dividing the grant date value of $250,000 (or, in the case of Kevin Lofton as Chair of MiniMed’s board, $500,000) by the closing price of one share of MiniMed Common Stock on March 9, 2026. The IPO Non-Employee Director Grants will vest in full (100%) on the first anniversary of the completion of MiniMed’s initial public offering, generally subject to the continued service of the non-employee Director through the vesting date.
Fiscal Year 2026 Non-Employee Director Compensation Table
The following table sets forth the compensation paid to MiniMed’s non-employee directors for fiscal year 2026. No compensation for service as directors on MiniMed’s board was provided to MiniMed’s CEO Ms. Dallara or to MiniMed’s directors who are employees of Medtronic. In connection with the Separation, effective as of March 6, 2026, Brian Sandstrom resigned as the sole Director and the size of MiniMed’s board was increased from one to nine members. Kevin E. Lofton was appointed as Chair of MiniMed’s board, and Que Dallara, Glenn Eisenberg, D.

Keith Grossman, Robert (Bob) A. Hopkins, Laura Mauri, Brett A. Wall, Matthew (Matt) R. Walter, and Timothy (Tim) A. Wicks were appointed as members of MiniMed’s board.

Name	Fees Earned or Paid in Cash ($)(1)	Stock Awards ($)(2)	Total ($)
Kevin E. Lofton	22,418	500,004	522,422
Glenn Eisenberg	12,908	250,002	262,910
D. Keith Grossman	12,228	250,002	262,230
Robert (Bob) A. Hopkins(3)	—	—	—
Laura Mauri(3)	—	—	—
Brett A. Wall(3)	—	—	—
Matthew (Matt) R. Walter(3)	—	—	—
Timothy (Tim) A. Wicks	13,927	250,002	263,929
Brian Sandstrom(3)	—	—	—
__________________
(1)Directors serving less than a full year receive prorated cash retainers based on the number of months served on MiniMed’s board and any committees, if applicable. For fiscal year 2026, each non-employee director received approximately 54% of their applicable cash retainers for the fourth quarter of fiscal year 2026.
(2)This column represents the grant date fair values of the IPO Non-Employee Director Grants, which were calculated in accordance with FASB ASC Topic 718. Information regarding the assumptions used to calculate these amounts is incorporated by reference to Note 9, “Stock-based Compensation,” to the consolidated financial statements in MiniMed’s Annual Report on Form 10-K for fiscal year 2026.
(3)Because they are employees of Medtronic, Messrs. Hopkins, Wall, Walter, and Sandstrom and Ms. Mauri did not receive any compensation for their service as directors.
Restricted Stock Unit Holdings as of Fiscal Year End
Non-employee directors held the following outstanding restricted stock units as of April 24, 2026:

Name	Stock Awards(1)
Glenn Eisenberg	13,889
D. Keith Grossman	13,889
Kevin E. Lofton	27,778
Timothy (Tim) A. Wicks	13,889
__________________
(1)Represents the number of MiniMed RSUs unvested as of April 24, 2026. The RSUs were granted to each non-employee director on March 9, 2026 and will vest in full on the first anniversary of the completion of MiniMed’s initial public offering, generally subject to the continued service of the non-employee director through the vesting date.
Compensation Discussion and Analysis
Introduction
The following discussion describes how MiniMed’s Named Executive Officers were compensated for fiscal year 2026, before and after the Separation. It also describes the rationale and processes used to determine such compensation, including the objectives and specific elements of the fiscal year 2026 compensation program. Please see “Fiscal Year 2026 Compensation Program” below for additional information on how compensation was determined before and after the Separation.
For purposes of this discussion, the following individuals are MiniMed’s “Named Executive Officers” or “NEOs”:
•Que Dallara, who serves as MiniMed’s Chief Executive Officer;
•Chad Spooner, who serves as MiniMed’s Executive Vice President & Chief Financial Officer;
•Ali Dianaty, who serves as MiniMed’s Executive Vice President, Chief Product & Technology Officer;

•Courtney Nelson Wills, who served as MiniMed’s Senior Vice President, General Counsel; and
•Gillian Chandrasena, who serves as MiniMed’s Senior Vice President, Chief Human Resources Officer.
Mr. Spooner joined Medtronic in July 2025.
On July 30, 2026, Ms. Nelson Wills notified MiniMed of her decision to resign from her position, effective September 25, 2026.
During fiscal year 2026, none of MiniMed’s NEOs were Medtronic NEOs subject to Medtronic Compensation and Talent Committee governance and oversight.
Fiscal Year 2026 Compensation Program
Prior to the Separation, MiniMed was operated as part of Medtronic and did not have its own Compensation and Talent Committee. Following the Separation, the MiniMed Compensation and Talent Committee was formed and approves the compensation of MiniMed’s Named Executive Officers.
Prior to and in preparation for the Separation, Medtronic appointed executives who became MiniMed’s executive team following the Separation. MiniMed’s NEOs were hired by Medtronic, which executed letters of intent establishing their initial compensation arrangements at MiniMed. Such letters of intent, other than in the case of Mr. Spooner, became effective upon MiniMed’s initial public offering. In the case of Ms. Dallara, her post-Separation compensation package was approved by Medtronic’s Nominating and Governance Committee. In the case of Mr. Spooner, Medtronic’s Compensation and Talent Committee approved an offer letter, effective upon commencement of his employment, that established his compensation package. These arrangements reflected one-time adjustments to base salary, annual incentive opportunity, and long-term incentive opportunity in connection with each legacy Medtronic executive’s promotion. This adjustment is designed to recognize expanded leadership responsibilities and to align each NEO’s compensation with market standards for comparable roles. In approving these arrangements, Medtronic considered factors such as the executive’s role and responsibilities, target total direct compensation, and, where applicable, compensation levels for similarly situated executives at peer companies.
The compensation program design for MiniMed following the Separation was guided by four core principles for executive and broader employee compensation: preserving employee value through the transition, maintaining market-competitive pay, reinforcing a pay-for-performance culture, and fostering meaningful ownership.
Following the Separation, MiniMed’s Named Executive Officers have not received additional compensation from Medtronic and do not participate in Medtronic compensation programs, other than with respect to legacy Medtronic vested options and certain Medtronic performance share unit (“Medtronic PSUs”) awards that vested on April 24, 2026 and remain denominated in Medtronic Ordinary Shares.
This discussion describes MiniMed’s fiscal year 2026 compensation program. Information regarding executive compensation design changes approved for fiscal year 2027, MiniMed’s first full compensation cycle as a standalone publicly traded company, will be included in MiniMed’s proxy statement for its 2027 annual meeting.
The table below outlines the actions taken by the Medtronic Compensation and Talent Committee or Medtronic’s senior management prior to the Separation as well as the MiniMed Compensation and Talent Committee with respect to fiscal year 2026 annual pay elements:

	Medtronic Compensation and Talent Committee/Senior Management Decisions Pre-Separation		MiniMed Compensation and Talent Committee Decisions Post-Separation
Base Salary	Approved base salary amounts effective as of the Separation.	à	Confirmed base salary amounts effective as of the Separation; no post-Separation increases to NEO salaries for fiscal year 2026.

Fiscal Year 2026 Medtronic Incentive Plan (“Medtronic MIP”) Payments	Approved plan achievement level of the Medtronic MIP.	à	Certified Medtronic MIP payments. Approved individual NEO payments

Unvested Medtronic Equity Awards	Approved treatment of unvested Medtronic equity awards – generally converted to awards denominated in MiniMed stock. See “—Conversion of Medtronic Equity Awards to MiniMed Equity Awards.”	à	Ratified conversion of unvested Medtronic equity awards into MiniMed stock awards

Long Term Incentives (LTI)	Approved plan achievement for the fiscal years 2024-2026 Medtronic PSU awards. Approved target LTI amounts for post-Separation.	à	Confirmed post-Separation target LTI amounts and approved the LTI Award Structure.
	Established IPO Grant (as defined below) pool including performance metrics and award structure.	à	Approved IPO Grants.
Following the Separation, MiniMed operated as a standalone public company for the final two months of fiscal year 2026. As a result, many compensation decisions for the MiniMed NEOs for fiscal year 2026 remained aligned with Medtronic’s compensation philosophy and pay structures, with the MiniMed Compensation and Talent Committee ratifying certain key decisions that were made by Medtronic prior to the Separation.
Timeline of Fiscal Year 2026 Compensation and IPO Related Compensation Decisions
In connection with the Separation, the following occurred:
•MiniMed’s board adopted the following new compensation plans:
◦the MiniMed Group, Inc. 2026 Long Term Incentive Plan (the “MiniMed LTIP”).
◦the MiniMed Group, Inc. 2026 Employee Stock Purchase Plan (the “MiniMed ESPP”).
◦the MiniMed Group, Inc. Capital Accumulation Plan (the “MiniMed CAP”).
◦the MiniMed Group, Inc. Nonqualified Retirement Plan Supplement (the “MiniMed NRPS”).
•The MiniMed Compensation and Talent Committee approved the grant of one-time equity awards under the MiniMed LTIP (collectively, the “IPO Grants”) to certain employees of MiniMed, including each of the NEOs, in recognition of each recipient’s contributions prior to MiniMed’s initial public offering and to incentivize performance following MiniMed’s initial public offering. The material terms of such awards are as follows:
◦The IPO Grants include nonqualified stock options (“NQSOs”), which were granted at an exercise price per share equal to the closing price of MiniMed Common Stock on March 9, 2026 (the “IPO Grant Options”). Each NQSO expires ten years from the Grant Date and vests as to one-third of the award on each of the second, third, and fourth anniversaries of the grant date, generally subject to the named executive officer’s continued service through the applicable vesting date.
◦The IPO Grants also included performance-based restricted stock unit awards (the “IPO Grant PSUs”). Such performance-based restricted stock units are eligible to vest in full (100%) on the first anniversary of the grant date, generally subject to the Named Executive Officer’s continued service through the vesting date and subject to MiniMed’s achievement of a target closing price of at least $32.05 per share of MiniMed Common Stock on the Divestment Date, representing a significant premium to the $20.00 per share initial public offering price. If such stock price is not achieved on the Divestment Date and prior to the vesting date, then no performance-based restricted stock units will vest.
•MiniMed’s NEOs received compensation under the fiscal year 2026 Medtronic MIP and pursuant to the vesting of Medtronic’s fiscal year 2024-2026 Performance Share Units:
◦Fiscal year 2026 Medtronic MIP objectives were set at the beginning of fiscal year 2026 and performance against those objectives determined the payout pool for Medtronic. Operating Units (“OUs”), including Medtronic’s Diabetes Operating Unit, now MiniMed, were evaluated against financial and/or quality metrics that were set at the beginning of the fiscal year. Additional calibration to assess MiniMed’s relative impact to the success of Medtronic impacted final Medtronic MIP performance outcomes for MiniMed. Medtronic performance and MiniMed performance, along with the calibration process, determined Medtronic MIP payouts for the MiniMed NEOs.
(1)MiniMed’s performance was assessed against five equally weighted targets established prior to the Separation: revenue, operating profit, free cash flow, market share, and quality.
(2)The Medtronic Diabetes Operating Unit score was 95%. MiniMed funded the Medtronic MIP at 94%, after one percentage point was reserved for individual differentiation among top performers.
◦Fiscal year 2024–2026 Medtronic PSUs vested on the original schedule based on actual performance and remained denominated in Medtronic Ordinary Shares. The final award paid out at 101.5% of target against performance objectives established by Medtronic.
•Medtronic equity awards held by MiniMed’s NEOs generally converted into MiniMed equity awards:
◦Pursuant to the Employee Matters Agreement, dated as of March 1, 2026, by and between Kangaroo US HoldCo 2, Inc. and Medtronic Group Holding, Inc. (the “Employee Matters Agreement”), outstanding Medtronic RSU Awards, certain Medtronic PSU Awards, and Medtronic Dividend Equivalent Units (each as defined in the Employee Matters Agreement) held by employees of MiniMed and its subsidiaries were converted into restricted stock units relating to MiniMed Common Stock, in each case in accordance with the conversion ratio set forth in the Employee Matters Agreement (the “Medtronic Equity Award Conversion”).
◦The conversion ratio was 1:5.1399, calculated as the quotient of (a) the average closing trading price of Medtronic Ordinary Shares in the last three consecutive regular trading days ending immediately preceding the Separation Date, divided by (b) the average closing trading price of MiniMed Common Stock for the first three consecutive regular trading days starting with and including the first regular trading day on which the Separation occurred (the “Conversion Ratio”). As a result, the impacted Medtronic equity awards held by the NEOs were converted into MiniMed equity awards. Such converted awards continue to vest in accordance with and otherwise are subject to similar terms as applied to such awards prior to the Medtronic Equity Award Conversion but instead relate to shares of MiniMed Common Stock. See “—Conversion of Medtronic Equity Awards to MiniMed Equity Awards.”
◦On March 9, 2026, the MiniMed Compensation and Talent Committee, in its capacity as Administrator of the MiniMed LTIP, approved the conversion of such Medtronic equity awards into MiniMed equity awards as described above (other than awards that remain denominated in Medtronic Ordinary Shares).

Executive Compensation Philosophy and Compensation Program
MiniMed’s and Medtronic’s compensation programs, both before and after the Separation, are designed to align the interests of executives with those of stockholders and to attract, retain, and engage highly talented executives through market-competitive compensation packages established pursuant to the following principles:
•Market-Competitive: MiniMed and Medtronic benchmark and assess their programs annually to help ensure that each element of target total direct compensation is within a market competitive range. Peer data is one input into compensation decisions and is not applied formulaically.
•Shareholder Value Alignment: MiniMed’s and Medtronic’s incentive programs are designed to incentivize shareholder value creation by using annual and long-term performance measures designed to drive shareholder value.
•Pay for Performance: MiniMed and Medtronic emphasize pay for performance. A significant portion of target total direct compensation payable to each of MiniMed’s NEOs is contingent on the attainment of annual or long-term company performance goals. The commitment to pay for performance provides actual compensation outcomes with varying levels of competitiveness that align with MiniMed’s and Medtronic’s absolute and relative performance results.
•Focus on Quality: To optimize the influences of quality, it is a component of the team scorecard that directly impacts payouts under the Medtronic MIP.
Process
Medtronic and MiniMed Compensation and Talent Committees
Prior to the Separation, the Medtronic Compensation and Talent Committee established Medtronic’s compensation philosophy, program design and administration rules, and was the decision-making body on all compensation matters related to its executive officers. The Medtronic Compensation and Talent Committee solicited input from the Medtronic Independent Consultant and relied on the consultant’s advice.
Following the Separation, the MiniMed Compensation and Talent Committee has established a specific set of objectives and principles to guide MiniMed’s compensation programs and a process for reviewing each element of MiniMed’s compensation programs. In particular, MiniMed’s initial public offering has enabled MiniMed to offer its key employees compensation directly linked to the performance of its business, which MiniMed expects will enhance its ability to attract, retain, and motivate qualified employees and serve the interests of its stockholders.
Independent Compensation Consultants
Prior to the completion of the Separation, Medtronic engaged Aon’s Human Capital Solutions practice, a division of Aon plc (“Aon”), on MiniMed’s behalf, to assist with making certain decisions concerning MiniMed’s executive compensation program.
Following the Separation, the MiniMed Compensation and Talent Committee retained its own independent compensation consultant, Semler Brossy, to advise on compensation planning decisions (the “MiniMed Independent Consultant”). The MiniMed Compensation and Talent Committee has assessed the independence of Semler Brossy pursuant to the Nasdaq listing standards and SEC rules and is not aware of any conflict of interest raised by Semler Brossy’s work that would prevent Semler Brossy from providing independent advice to the MiniMed Compensation and Talent Committee.
Chief Executive Officer
In making post-Separation compensation decisions for Ms. Dallara, who was a member of Medtronic’s executive committee during fiscal year 2026 and reported to Medtronic’s CEO, the Medtronic Compensation and Talent Committee solicited the views of Medtronic’s CEO and Semler Brossy, in its capacity as an independent compensation consultant to the Medtronic Compensation and Talent Committee (the “Medtronic Independent

Consultant”). In determining compensation for Ms. Dallara in her role as MiniMed’s CEO following the Separation, Medtronic considered market data and recommendations provided by Aon, while also taking into account the anticipated compensation framework for MiniMed.
Other NEOs
In determining compensation for Mr. Spooner in his role as MiniMed CFO, the Medtronic Compensation and Talent Committee considered market data and recommendations provided by Aon. Compensation decisions prior to the Separation for Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena were made through Medtronic’s annual compensation review process, during which compensation recommendations were approved by each NEO’s respective manager. Recommendations were developed in accordance with Medtronic’s established compensation governance framework, while also taking into account the anticipated compensation framework for MiniMed.
Governance
The table below notes the governance features that are incorporated into MiniMed’s and Medtronic’s compensation programs, both before and after the Separation:

Summary of Key Compensation Practices
What MiniMed and Medtronic Do	✓	Pay and shareholder performance alignment
	✓	Responsible use of shares under MiniMed’s long-term incentive program
	✓	Multiple performance metrics under short- and long-term performance-based plans discourage short-term risk-taking at the expense of long-term results
	✓	Targets for performance metrics aligned to financial goals
	✓	Payout caps of 200% on both short-term and long-term incentive compensation plans to mitigate unnecessary risk-taking
	✓	Limited perquisites
	✓	Double-trigger change of control vesting of compensation and benefits, including equity
	✓	Clawback policy
	✓	Meaningful stock ownership guidelines
	✓	Engagement of an independent compensation consultant
What MiniMed and Medtronic Don’t Do	✗	No defined benefit supplemental executive retirement plans or special healthcare coverage for NEOs
	✗	No “single-trigger” vesting of equity awards in event of a change of control
	✗	No dividends or dividend equivalents on unearned equity compensation
	✗	No excessive severance benefits
	✗	No hedging or pledging permitted by executives
	✗	No “golden parachute” excise tax gross ups
	✗	No repricing of stock option awards without shareholder approval
	✗	No multi-year compensation guarantees
Use of Market Competitive Compensation Data
Prior to the completion of the Separation, Medtronic engaged Aon on MiniMed’s behalf to assist with making certain decisions for MiniMed’s executive compensation program.

MiniMed Peer Group for Fiscal Year 2026
The following group of nine public companies were selected as the MiniMed peer group for fiscal year 2026:

9-Company MiniMed Compensation Comparison Group
DexCom	Masimo
Exact Sciences	ResMed
Hologic	Tandem Diabetes Care
Insulet	Teleflex
Intuitive Surgical
The peer group above was used to establish NEO compensation at Separation and was selected from publicly traded companies of similar size operating in the healthcare, industrials and information technology industries, with final selection focused on direct competitors.
MiniMed Peer Group for Fiscal Year 2027
After the Separation, the MiniMed Compensation and Talent Committee completed a comprehensive peer group assessment based on product focus, business fit, market capitalization, enterprise value, and employee population, which will inform fiscal year 2027 compensation decisions. Based upon the advice of the MiniMed Independent Consultant, the following nineteen companies have been identified as MiniMed’s peers:

19-Company MiniMed Compensation Comparison Group
Align Technology	Inspire Medical
Bio-Techne	Insulet
Bausch + Lomb	LivaNova
DexCom	Masimo
Dolby Laboratories, Inc.	ResMed
Envista Holdings	Solventum
Exact Sciences	Tandem Diabetes Care
Globus Medical	Teleflex
Hologic	The Cooper Companies
ICU Medical
Fiscal Year 2026 Compensation Decisions
Pre-Separation Agreements with MiniMed’s NEOs
Prior to the Separation, Medtronic entered into offer letters or letters of intent with each of Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena governing the NEOs’ employment with Medtronic. Each such offer letter or letter of intent established the initial annual base salary for the NEO and provided that the NEO would be eligible to participate in the Medtronic MIP and Medtronic LTIP. Additionally, all NEOs were entitled to an annual business allowance to cover automobile, tax preparation, financial planning, and related expenses under their respective offer letters, ranging from $13,000 to $24,000 annually. The letters also provided that NEOs were eligible to participate in Medtronic’s Capital Accumulation Plan, a non-qualified deferred compensation plan. Further, the letters also included provisions for various additional compensation and benefits specific to each NEO as detailed below.
Ms. Dallara’s offer letter, dated February 15, 2022, entitled her to severance benefits upon termination without cause, which would consist of 1.5 times the sum of base salary and annual target or forecasted Medtronic MIP payout (whichever is less), 18 months of COBRA premium payments, and continued vesting of the one-time new hire restricted stock unit grant, all contingent upon execution of a severance and release agreement.

Ms. Nelson Wills’s offer letter, dated September 2023, provided for her eligibility to receive an annual non-qualified stock option award with a target value of $25,000, which vests over four years at 25% per year beginning one year after the date of grant.
Ms. Chandrasena’s offer letter, dated May 30, 2025, provided for eligibility to receive an annual non-qualified stock option award with a target value of $25,000, vesting over four years at 25% per year beginning one year after the date of grant. Additionally, Ms. Chandrasena was entitled to relocation assistance with repayment obligations if employment terminated prior to two years of service.
In connection with the Separation, Medtronic entered into letters of intent or offer letters with each NEO, which detailed such NEO’s individual compensation arrangements effective upon the Separation. These letter agreements are described below. Upon the completion of the Separation, the existing agreements governing the NEOs’ employment with Medtronic, as described above, ceased to be effective, and compensation for the NEOs is now governed by agreements that MiniMed has entered into with its NEOs summarized below.
Post-Separation Compensation
In recognition of their increased leadership roles and responsibilities in connection with running a public company, Medtronic approved certain compensation arrangements for MiniMed’s NEOs, effective upon the completion of the Separation. For Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena, these increases were determined after taking into account the applicable executive’s current and proposed target total direct compensation and the compensation of similarly situated executives at what Medtronic considered to be MiniMed’s peer companies. Base salary increases were determined after taking into account the applicable NEO’s current and proposed target total direct compensation and the compensation of similarly situated executives at the peer companies comprising the fiscal year 2026 peer group described above. For Mr. Spooner, who was newly hired in connection with the Separation, the compensation arrangements reflect a market-competitive package established based on peer company benchmarking.
Prior to the Separation, Medtronic entered into letters of intent detailing individual compensation arrangements effective upon the completion of the Separation with each of Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena. Each letter of intent established the applicable Named Executive Officer’s initial annual base salary, which salaries are $980,000, $640,000, $525,000 and $475,000 for Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena, respectively.
In addition, the letters of intent provided that the NEOs will be eligible to participate in MiniMed’s annual incentive plan with target incentive opportunity expressed as a percentage of the NEO’s base salary, which percentages are 120%, 85%, 70%, and 70% of base salary for Ms. Dallara, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena, respectively.
The letters of intent also provided that the NEOs are eligible to participate in MiniMed’s long-term incentive program, or “LTI,” with target LTI values of $8,000,000 for Ms. Dallara, and 300%, 200%, and 150% of base salary for Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena, respectively.
As described above, the letters of intent reflected one-time adjustments to base salary, annual incentive opportunity, and long-term incentive opportunity, generally provided in connection with a legacy Medtronic executive’s promotion. This adjustment is designed to align the executive’s compensation with market standards for comparable roles and reflect the NEOs’ increased duties and responsibilities (as further detailed below), with the adjustment providing for an increase to each executive’s total direct compensation targets of 57%, 74% and 36% for Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena, respectively.
Medtronic also entered into an offer letter with Mr. Spooner, dated May 28, 2025, in connection with his hiring. The offer letter established an initial annual base salary of $675,000 and eligibility to participate in the Medtronic MIP with target incentive opportunity equal to 85% of base salary and Medtronic LTIP. Additionally, under his offer letter, Mr. Spooner is entitled to the following compensation and benefits: (i) a one-time new hire cash bonus of $1,400,000 payable in two installments ($500,000 in March 2026 and $900,000 in June 2026), (ii) a one-time special restricted stock unit award with a target value of $2,250,000 which vests in equal annual installments over three years commencing March 3, 2026, and to which he remains entitled upon involuntary termination without Cause (as defined in Medtronic’s 2023 Stock Award and Incentive Plan), but which is forfeited upon voluntary resignation prior to payout; (iii) a non-qualified stock option grant with a target value of $25,000 which vests in equal annual installments over four years commencing one year after the date of grant; (iv) relocation assistance; (v) an annual business allowance of $18,000 for automobile, tax preparation, financial planning, and related expenses; (vi) eligibility to participate in Medtronic’s Capital Accumulation Plan, a non-qualified deferred compensation plan; and (vii) severance benefits upon termination without Cause (as defined in Medtronic’s 2023 Stock Award and Incentive Plan) which consist of 18 months of base salary, 18 months of target MIP, 18 months of COBRA coverage, and other standard components of Medtronic’s Severance Pay Plan for Executives, contingent upon execution of a severance and release agreement and subject to replacement by MiniMed’s severance provisions upon the completion of the Separation. The one-time new hire cash bonus and special restricted stock unit award were granted to align Medtronic’s recruiting efforts with market practices, including providing awards on terms similar to awards Mr. Spooner forfeited when leaving his former employer.
As noted above, on July 30, 2026, Ms. Nelson Wills notified MiniMed of her decision to resign from her position, effective September 25, 2026.
Fiscal Year 2026 Annual Base Salaries for MiniMed Named Executive Officers
At the beginning of fiscal year 2026, the Medtronic Independent Consultant presented to the Medtronic Compensation and Talent Committee an analysis that identified the market base salary ranges for certain of Medtronic’s executive officers and other members of the executive leadership team, including Ms. Dallara. The Medtronic Compensation and Talent Committee reviewed such market data for the members of the executive leadership team, including Ms. Dallara. For Mr. Spooner, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena, Medtronic used general industry standards when considering market base salary ranges.
The table below sets forth the fiscal year 2026 base salaries for each of MiniMed’s NEOs employed by Medtronic in fiscal year 2026 prior to and following the Separation.

Name	Fiscal Year 26 Salary (Pre-Separation)	Fiscal Year 26 Salary (Post-Separation)
Que Dallara	$790,000	$980,000
Chad Spooner	$675,000	$675,000
Ali Dianaty	$574,943	$640,000
Courtney Nelson Wills	$444,300	$525,000
Gillian Chandrasena	$445,000	$475,000
Fiscal Year 2026 Target Total Direct Compensation Summary
The table below sets forth the compensation levels for MiniMed’s NEOs as of the Separation. Following the Separation, the MiniMed Compensation and Talent Committee approved these compensation levels for the NEOs.

Name	Salary ($)	Target Annual Cash Incentive ($)	Target Long-Term Equity Incentive ($)	Target Total Direct Compensation ($)
Que Dallara	$980,000	$1,176,000	$8,000,000	$10,156,000
Chad Spooner	$675,000	$573,750	$2,500,000	$3,748,750
Ali Dianaty	$640,000	$544,000	$1,920,000	$3,104,000
Courtney Nelson Wills	$525,000	$367,500	$1,050,000	$1,942,500
Gillian Chandrasena	$475,000	$332,500	$712,500	$1,520,000

Fiscal Year 2026 Annual Medtronic Incentive Plan
The Medtronic Compensation and Talent Committee set individual target awards under the Medtronic MIP applicable to the Diabetes Operating Unit, now MiniMed, for Ms. Dallara, expressed as a percentage of base salary, based on several factors such as desired competitiveness, performance, expertise, experience, and internal equity. For other NEOs, Medtronic MIP targets were set as a percentage of base salary based on their respective job levels within Medtronic’s organizational structure. The following table highlights the target MIP percentage for MiniMed’s NEOs in fiscal year 2026 prior to and following the Separation:

Name	Fiscal Year 2026 MIP Target (Pre- Separation)	Fiscal Year 2026 MIP Target (Post- Separation)
Que Dallara	100%	120%
Chad Spooner	85%	85%
Ali Dianaty	70%	85%
Courtney Nelson Wills	60%	70%
Gillian Chandrasena	60%	70%
Fiscal Year 2026 Annual Medtronic Incentive Plan Payout Results
For fiscal year 2026 Medtronic MIP, the Medtronic Compensation and Talent Committee used the Medtronic board-approved annual operating plan to develop challenging but fair financial performance expectations and nonfinancial objectives key to Medtronic’s sustained long-term success. The first component of fiscal year 2026 Medtronic MIP was Medtronic’s financial performance. Medtronic objectives are set at the beginning of each fiscal year and performance against those objectives determines the payout pool for Medtronic. Medtronic’s OUs, including the Medtronic Diabetes Operating Unit, now MiniMed, are evaluated against financial and/or quality metrics, measuring how well they perform against these targets set at the beginning of the fiscal year. Additional calibration is performed to assess each OU’s relative impact to the success of Medtronic, which has an impact on the final MIP performance outcomes. Medtronic Performance and OU Performance, along with the calibration process, determine Plan Performance.
The Medtronic MIP for the Diabetes Operating Unit is the only short-term incentive plan applicable to the MiniMed NEOs for fiscal year 2026.
In fiscal year 2026, MiniMed achieved a 95% performance score, with Market Share and Quality metrics above target, Revenue Growth and Free Cash Flow slightly below target, and Operating Margin below threshold.

Metric(1)	Weight	Results	Performance vs. Target
Revenue Growth Over Prior Year (Organic)	20%	↘	Slightly below target
Operating Margin	20%	↓	Below threshold
Free Cash Flow (Non-GAAP) ($ in millions)	20%	↘	Slightly below target
Quality	20%	↗	Slightly above target
Market Share	20%	↑	Above target
Total	100%

Payout	95%
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(1)Organic revenue and Free Cash Flow are considered non-GAAP financial measures under applicable SEC rules and regulations.
The final bonus pool was funded at 94%, after one percentage point was reserved for individual differentiation among top performers.

Individual Performance Scorecard
Another component of the fiscal year 2026 Medtronic MIP for the NEOs was individual performance based on an assessment of performance for each individual considering objectives and key results (“OKRs”). Each NEO was evaluated using a nine-box performance framework based on business results and leadership behaviors with pre-determined modifiers by box. Performance modifiers reflect each NEO’s impact on MiniMed performance, including leading through and completing a successful initial public offering and the Separation from Medtronic. The following table highlights the individual performance levels of achievement for MiniMed’s NEOs (which amounts were approved by the MiniMed Compensation and Talent Committee following the Separation).

Name	Modifier
Que Dallara	120%
Chad Spooner	110%
Ali Dianaty	140%
Courtney Nelson Wills	124%
Gillian Chandrasena	120%
Total Fiscal Year 2026 Medtronic MIP Payout Results
Based on the financial, team, and individual performance results, the total fiscal year 2026 Medtronic MIP payout for each NEO was as follows:

Name (1)	MiniMed Financial Performance	X	Individual Performance Scorecard	=	Fiscal Year 2026 Total Performance	Fiscal Year 2026 MIP Target	Fiscal Year 2026 MIP Award
Que Dallara (2)	94%		120%		112.8%	$854,333	$965,000
Chad Spooner (3)	94%		110%		103.4%	$454,219	$470,000
Ali Dianaty (2)	94%		140%		131.6%	$426,050	$560,000
Courtney Nelson Wills (2)	94%		124%		116.6%	$283,400	$330,000
Gillian Chandrasena (2)	94%		120%		112.8%	$277,917	$315,000
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(1)All NEOs participated in Medtronic’s MiniMed Diabetes Operating Unit MIP in fiscal year 2026.
(2)The fiscal year 2026 pro-rated eligibility blends compensation and MIP targets for time in role at Medtronic prior to the Separation and with MiniMed after the Separation, adjusted to 94% plan achievement.
(3)Mr. Spooner’s payment was pro-rated to reflect his time in role (date of hire July 14, 2025); there were no additional compensation adjustments.
Fiscal Year 2026 Equity Compensation Decisions
The following table highlights the fiscal year 2026 target long-term incentive value for each NEO:

Name	Fiscal Year 2026 LTIP Target(1)
Que Dallara	$4,500,000
Chad Spooner	$2,500,000
Ali Dianaty	$1,000,000
Courtney Nelson Wills	$405,000
Gillian Chandrasena	$405,000
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(1)Does not include IPO Grants, which are one-time awards that will not be considered when setting future grant-date target compensation values for NEOs.
MiniMed’s long-term incentive program (“LTIP”) for fiscal year 2026 includes performance share units, stock options, and time-based restricted stock units.

For MiniMed’s Chief Executive Officer, the fiscal year 2026 LTIP award was comprised of 50% PSUs, 30% options, and 20% RSUs.
For all other NEOs, the fiscal year 2026 LTIP award was comprised of 50% PSUs and 50% options and/or RSUs, at the election of the NEO.
Conversion of Medtronic Equity Awards to MiniMed Equity Awards
Performance Share Units
Medtronic’s PSU plan is a three-year incentive plan that is based on long-term measures of Medtronic performance. In connection with the Separation, unvested Medtronic PSU awards were generally treated as follows and remain on their current vesting schedule:
•Fiscal Year 2024-2026 PSUs: Vested on the original timeline based on actual performance of 101.5% of target and remain denominated in Medtronic Ordinary Shares.
•Fiscal Year 2025-2027 PSUs: Converted into MiniMed RSUs based on the Conversion Ratio and the year-to-date projected performance as of the time of MiniMed’s initial public offering.
•Fiscal Year 2026-2028 PSUs: Converted into MiniMed RSUs based on the Conversion Ratio at the target level of performance.
Stock Options
Stock option awards granted by Medtronic are performance-based and directly aligned to Medtronic stock price appreciation. Medtronic stock options have a ten-year term and vest over four years in equal increments of 25% per year beginning one year after the date of grant.
In connection with the Separation, outstanding Medtronic options held by the NEOs, including stock options granted to the NEOs in fiscal year 2026, remained denominated in Medtronic Ordinary Shares. Unvested Medtronic options held by the NEOs vested as of the Separation, and the exercise period was shortened to the earlier of the original expiration date and five years after the Separation Date.
Time-Based Restricted Stock Units
RSUs are intended to assist in retaining high performing executives and aligning executives’ compensation with shareholders through long-term stock ownership. The annual RSU grants cliff vest (100%) on the third anniversary of the grant date.
In connection with the Separation, the RSUs granted to the NEOs in fiscal year 2026 were converted to MiniMed RSUs based on the Conversion Ratio. The existing vesting schedules remained unchanged.
Fiscal Year 2024-2026 PSU Payout Results
In June 2026, the Medtronic Compensation and Talent Committee certified the results for the PSU performance period that began in fiscal year 2024 and was completed at the end of fiscal year 2026. The results were assessed relative to the following pay and performance ranges:

Metric	Weight	Performance Range
Revenue Growth	50.00%	2.0%	2.6%	3.2%	3.8%	4.4%	5.0%	5.4%	5.8%	6.2%	6.6%	7.0%
Relative TSR	50.00%	25P	30P	35P	40P	45P	50P	55P	60P	65P	70P	75P+
Payout (as a % of Target)		50%	60%	70%	80%	90%	100%	120%	140%	160%	180%	200%
ROIC Modifier		<10%		≥10%
Payout Range		30% Reduction		No Reduction

Payments of awards for this PSU performance period were issued in shares of Medtronic Ordinary Shares that did not convert into MiniMed Common Stock pursuant to the Employee Matters Agreement. The following table shows the results for fiscal year 2024-2026 PSUs and the resulting total payout percentage for NEOs that received PSUs with a performance period that began in fiscal year 2024:

Element	Revenue Growth(1)	Relative TSR(2)
Actual Result	5.3%	44P
PSU Target	5.0%	50P
Payout Level	115.0%	88.0%
Objective Weight	50.0%	50.0%
Weighted Payout Percent	57.5%	44.0%
PAYOUT PERCENT		101.5%
Return on Invested Capital (“ROIC”) Modifier(3)		No Modification
TOTAL PAYOUT PERCENT		101.5%
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(1)Organic Revenue Growth is the three-year simple average, measured at constant currency, which excludes the impact of significant acquisitions, divestitures, and other significant discrete items.
(2)Total Shareholder Return (“TSR”) is the price of a Medtronic Ordinary Share at the end of the performance period, plus the value of reinvested dividends, divided by the share price at the beginning of the performance period, with both beginning and ending share prices measured over a 30-day average. Relative TSR is measured against Medtronic’s 24-company comparison group for purposes of determining compensation for the fiscal year 2024.
(3)ROIC is defined as net cash earnings plus interest expense net of tax, divided by invested capital for each year, averaged over the three-year period. “Net cash earnings” is defined as non-GAAP earnings (adjusted to exclude the impact of non-recurring items) after the removal of the after-tax impact of amortization. “Invested capital” is defined as total equity plus interest-bearing liabilities less cash and cash equivalents for each year.
Fiscal Year 2024–2026 Performance Share Unit Payments

Name	Fiscal Year 2024-2026 Actual Performance	Fiscal Year 2024-2026 Target Shares	Fiscal Year 2024-2026 Shares Paid
Que Dallara	101.5%	27,839	28,490
Ali Dianaty	101.5%	7,114	7,281
Courtney Nelson Wills	101.5%	2,506	2,565
MiniMed IPO Grants at Separation
In addition, MiniMed’s Compensation and Talent Committee approved the IPO Grants to the NEOs in the amounts determined by Medtronic.
•The IPO Grant Options provided for a grant date target value of $1,500,000 for Ms. Dallara, $500,000 for Mr. Spooner, $750,000 for Mr. Dianaty, and $375,000 for each of Ms. Nelson Wills and Ms. Chandrasena. Each IPO Grant Option expires ten years from the Grant Date and vests as to one-third of the award on each of the second, third, and fourth anniversaries of the grant date, generally subject to the NEO’s continued service through the applicable vesting date. Ms. Dallara, Mr. Spooner, Mr. Dianaty, Ms. Nelson Wills, and Ms. Chandrasena received 252,526, 84,176, 126,263, 63,132, and 63,132 IPO Grant Options, respectively.
•The IPO Grant PSUs provided for a target grant date value of $1,500,000 for Ms. Dallara, $500,000 for Mr. Spooner, $250,000 for Mr. Dianaty, and $125,000 for each of Ms. Nelson Wills and Ms. Chandrasena. The IPO Grant PSUs vest in full (100%) on the first anniversary of the grant date, generally subject to the NEO’s continued service through the vesting date and subject to MiniMed’s achievement of a target closing price of at least $32.05 per share of MiniMed Common Stock on the Divestment Date. If such stock price is not achieved prior to the vesting date, then no PSUs will vest. Ms. Dallara, Mr. Spooner, Mr.

Dianaty, Ms. Nelson Wills, and Ms. Chandrasena received 83,334, 27,778, 13,889, 6,945, and 6,945 IPO Grant PSUs, respectively.
Fiscal 2027 Compensation
For fiscal 2027, long-term incentive awards were granted 50% in PSUs and 50% in RSUs (the “fiscal 2027 annual PSUs” and the “fiscal 2027 annual RSUs,” respectively), with the goal of aligning MiniMed’s compensation incentives for MiniMed’s NEOs with company performance and shareholder value. The fiscal 2027 annual PSUs may be earned after a three-year performance period, based on the achievement of organic revenue growth targets, with a modifier based on MiniMed’s relative total shareholder return (“TSR”) compared to the S&P Composite 1500 Health Care Equipment & Supplies index during the performance period. The fiscal 2027 annual RSUs are time-based awards granted on July 1, 2026, that will vest in equal one-third increments over a three-year period. Fiscal 2027 compensation also consists of annual base salary and MiniMed’s short-term cash incentive (“STI”), which may be earned after a one-year performance period based on MiniMed’s achievement of organic revenue growth (50% weighting), adjusted EBITDA growth (30% weighting), and other strategic objective targets (20% weighting) established for MiniMed’s NEOs.
Other Benefits and Perquisites
Both Medtronic (prior to the Separation) and MiniMed (after the Separation) provide broad-based benefit plans that are generally given to full-time, U.S. employees, including MiniMed’s NEOs. All employees participate in the same health care plans by geography, and neither Medtronic nor MiniMed provided MiniMed’s NEOs with any different or additional benefit plans except for a business allowance for U.S.-based NEOs and participation in a market-competitive nonqualified deferred compensation plan offered to employees at the vice president level and above and other highly compensated employees, including MiniMed’s NEOs. Medtronic’s business allowance policy and nonqualified deferred compensation plan, which MiniMed continued in fiscal year 2026, are described in more detail below.
Termination / Change of Control / Death or Disability Benefits
Prior to the Separation, MiniMed’s NEOs would have received certain benefits upon their termination by Medtronic without “cause” or for select recent hires, upon their resignation for “good reason,” including such terminations following a change of control (“COC”) of Medtronic.
Medtronic’s COC policy requires a “double trigger” and applies only if a participant is involuntarily terminated without cause or the participant terminates employment for good reason within three years after a COC event.
Following the Separation, on March 23, 2026, the MiniMed Compensation and Talent Committee approved the MiniMed Severance Pay Plan for Executives (the “Severance Plan”) and applicable severance benefit practices and levels that would be applicable to MiniMed’s Named Executive Officers and the MiniMed Group, Inc. Change of Control Severance Plan (the “COC Severance Plan”). Each of the Named Executive Officers is a participant in the COC Severance Plan and is eligible to participate in the Severance Plan. These benefits are an important component of MiniMed’s compensation packages designed to attract and retain top caliber talent in senior leadership roles and define terms and conditions of separation events.
MiniMed Severance Pay Plan for Executives
Certain executives of MiniMed at the Vice President level and above, including each named executive officer, are eligible to participate in the Severance Plan following an involuntary termination of employment, except in certain cases related to corporate transactions where the employee is offered employment with the acquiror. Payment of any such benefits is subject to the participant’s execution and non-revocation of a release of claims, and satisfaction of applicable conditions.
Severance benefits under the Severance Plan are provided in the administrator’s discretion and may include payments equal to a specified multiple of base salary and medical and dental coverage COBRA premiums as well as the provision of outplacement services. In connection with the adoption of the Severance Plan, the MiniMed

Compensation and Talent Committee approved certain severance practices and levels that would be applicable to MiniMed’s Named Executive Officers under the Severance Plan upon an eligible termination of employment. Upon such a termination, subject to the execution and non-revocation of a release of claims and satisfaction of applicable conditions under the Severance Plan, each named executive officer would be entitled to receive: (i) a lump-sum cash severance payment equal to two times the sum of the named executive officer’s annual base salary and target annual bonus and (ii) a lump-sum cash payment equivalent to the cost of 24 months of continued medical and dental coverage under COBRA premiums.
MiniMed Group, Inc. Change of Control Severance Plan
The COC Severance Plan provides that, for a three-year period following the date of a change of control (as defined in the COC Severance Plan) or the date of termination of employment, if such termination is initiated by MiniMed prior to a change of control and it is reasonably demonstrated by the named executive officer that such termination was either at the request of a third party who has taken steps reasonably calculated to effect the change of control or otherwise arose in connection with or anticipation of the change of control (such date, the “Effective Date”), each named executive officer is entitled to continued employment and compensation on terms generally no less favorable than those in effect during the 90-day period immediately preceding the change of control. If, during such three-year period (the “Employment Period”), the named executive officer is terminated without cause or resigns for good reason (each as defined in the COC Severance Plan), subject to an effective release of claims, the named executive officer is entitled to receive: (i) a pro-rated annual bonus for the year of termination, based on the higher of (x) the named executive officer’s average annual bonus earned over the immediately preceding three fiscal years (excluding any bonus paid by Medtronic plc or under a Medtronic plc incentive plan) or (y) the named executive officer’s annual bonus paid or payable for the most recently completed fiscal year (the higher of (x) and (y), the “Highest Annual Bonus”) and such payment pursuant to this clause (i), the “Pro-Rata Bonus”, (ii) a lump-sum cash payment equal to three times the sum of the named executive officer’s annual base salary and Highest Annual Bonus, (iii) benefits under MiniMed’s tax qualified retirement plan and any excess or supplemental retirement plan in which the named executive officer participates as of the Effective Date, calculated assuming that the named executive officer’s employment had continued for, and the named executive officer’s age had increased by, three additional years, up to the maximum age or number of years of service credit, as applicable, under such plan and (iv) continued health care and life insurance benefits for three years at the same after-tax cost to the named executive officer as in effect prior to the date of termination. Pursuant to the COC Severance Plan, if the severance payments and benefits under the plan would trigger an excise tax for the named executive officer under Section 4999 of the Code, such named executive officer’s severance payments and benefits will be either reduced to a level at which the excise tax is not triggered or paid in full (which would then be subject to the excise tax), whichever results in the better net after-tax position for such named executive officer. In the event that the named executive officer is terminated during the Employment Period on account of death or disability, the named executive officer will be entitled to the Pro-Rata Bonus as defined above.
In addition, the COC Severance Plan provides that, upon any termination of employment, the Named Executive Officer will be paid their base salary through the date of termination and, if not previously paid, any accrued vacation and any other amounts or benefits the named executive officer is entitled to receive under any other plan, program, practice, policy, contract, arrangement or other agreement of MiniMed or its affiliates.
Pursuant to the terms of the COC Severance Plan, MiniMed will pay the named executive officer’s legal fees and expenses reasonably incurred as a result of any contest by MiniMed, the named executive officer or others of the validity or enforceability of, or liability under, any provision of the COC Severance Plan or guarantee of performance thereof, plus interest, through the named executive officer’s remaining lifetime or, if longer, the 20th anniversary of the Effective Date; provided that, if the claim is brought by the named executive officer and the named executive officer does not prevail on at least one material term, the named executive officer will repay to MiniMed any such amounts already paid by MiniMed.
For more information, see “2026 Potential Payments Upon Termination or Change in Control.”

U.S. Tax-Qualified Retirement Plans
Medtronic (prior to the Separation) and MiniMed (after the Separation) sponsor a number of U.S. tax-qualified retirement plans for its employees, including MiniMed’s NEOs.
Medtronic employees hired or rehired on or after May 1, 2005, but prior to January 1, 2016, are eligible for the Medtronic Personal Investment Account (“PIA”) feature under Medtronic’s 401(k) plan. Ms. Nelson Wills participated in the Medtronic PIA. Under the Medtronic PIA, Medtronic contributes 5% of eligible compensation each year. The MiniMed Savings and Investment Plan does not currently have a Personal Investment Plan feature.
Medtronic employees hired or rehired on or after January 1, 2016 are eligible for the Medtronic Core Contribution (“MCC”) feature in the Medtronic 401(k) plan. The MCC is a defined contribution plan in which employees receive a contribution equal to 3% of eligible pay at the end of the fiscal year. Ms. Dallara, Mr. Spooner, Mr. Dianaty, and Ms. Chandrasena participated in the MCC. The MiniMed Savings and Investment Plan does not currently have a Personal Investment Plan and Core Contribution feature. Additional details are provided below in the “2026 Nonqualified Deferred Compensation” section of the “Executive Compensation Tables.”
Supplemental Retirement Plans
Medtronic offers a Nonqualified Retirement Plan Supplement (“Medtronic NRPS”) designed to provide all eligible employees, including its executives, with benefits that supplement those provided under its tax-qualified plans. The Medtronic NRPS is designed to provide supplemental retirement benefits that could not otherwise be provided due to covered compensation limits prescribed by the Code.
In connection with the Separation, MiniMed adopted the MiniMed Group, Inc. Nonqualified Retirement Plan Supplement (the “MiniMed NRPS”). The MiniMed NRPS is an unfunded nonqualified deferred compensation plan maintained primarily for the benefit of a select group of management and highly compensated employees. The MiniMed NRPS provides participating employees with the ability to defer compensation and receive company matching and core company credits that cannot be made under MiniMed’s qualified retirement savings plan due to limitations imposed by the Code. The MiniMed NRPS was established in connection with Separation, and certain liabilities with respect to MiniMed employees who previously participated in the Medtronic NRPS were transferred to and assumed by the MiniMed NRPS as of the effective date thereof pursuant to the Employee Matters Agreement.
Non-qualified Deferred Compensation Plan
Medtronic provides all employees at the vice president level or above, including its executives, and other highly compensated employees with a market-competitive nonqualified deferred compensation plan through the Medtronic Capital Accumulation Plan Deferral Program (the “Medtronic CAP”). Medtronic’s plan allows these employees to make voluntary deferrals from their base pay and incentive payments, which are then credited with gains or losses based on the performance of selected investment alternatives. These alternatives are the same as those offered in Medtronic’s tax-qualified 401(k) plan for all employees. There are no Medtronic contributions to the plan or Medtronic subsidized returns or Medtronic guaranteed returns.
In connection with the Separation, MiniMed has implemented the Capital Accumulation Plan (the “MiniMed CAP”). The MiniMed CAP is an unfunded non-qualified deferred compensation plan, maintained primarily for the benefit of a select group of MiniMed’s management and highly compensated employees, which allows eligible participants to make voluntary deferrals of base salary and incentive compensation. The MiniMed CAP does not provide for MiniMed contributions or subsidized or guaranteed returns; deferred amounts are credited with gains or losses based on deemed investment in participant-selected notional investment alternatives.
Under the MiniMed CAP, eligible U.S.-based executives may elect to defer up to 50% of their base salary (subject to a minimum deferral threshold) and up to 80% of their annual incentive payments per plan year. Deferred amounts are credited daily with gains or losses based on the performance of notional investment alternatives selected by the participant from among those designated by the plan administrator from time to time. Distributions are made in cash pursuant to participant elections at the time of the applicable deferral, subject to the requirements of Section 409A of the Code, including applicable restrictions on acceleration and re-deferral. The MiniMed CAP was established in connection with the Separation, and certain liabilities with respect to MiniMed employees who previously participated in the Medtronic CAP were transferred to and assumed by the MiniMed CAP as of the effective date thereof pursuant to the Employee Matters Agreement.
Business Allowance
Neither MiniMed nor Medtronic provides any perquisites such as automobiles or financial and tax advisors. Instead, MiniMed and Medtronic provided MiniMed’s Named Executive Officers with a market-competitive business allowance during fiscal year 2026. Such executive officers may spend their business allowance at their discretion for expenses such as financial and tax planning or automobiles. The business allowance is paid as taxable income, and Medtronic does not track how executives use their respective business allowances. The annual business allowances provided to MiniMed’s U.S.-based NEOs in fiscal year 2026 ranged from $13,000 to $24,000. Additionally, it was occasionally appropriate for MiniMed’s NEOs to be accompanied during business travel to significant events by their family members, the costs of which were reimbursed by MiniMed. The expenses associated with such travel were considered taxable income. The business allowances and travel expenses are included in the “All Other Compensation” column of the Summary Compensation Table.
Security Services
Both Medtronic (prior to the Separation) and MiniMed (after the Separation) provided a limited number of security-related services, including cybersecurity, to certain of MiniMed’s NEOs through third-party service providers during fiscal year 2026. Medtronic and MiniMed believe that providing these personal security benefits as deemed necessary from time to time for certain NEOs was in the best interest of each company and their respective shareholders.
MiniMed Executive Compensation Governance Practices and Policies
Stock Ownership and Retention Policy
MiniMed’s executive stock ownership and retention guidelines are meant to align management and shareholder incentives at the highest levels of MiniMed’s organization. The guidelines require that MiniMed’s CEO maintain ownership of stock equal to six times base salary, executives reporting to the CEO and certain other employees maintain ownership of stock equal to three times base salary, and all other executive officers maintain ownership of stock equal to two times annual base salary. In addition, non-employee Directors are required to maintain ownership of stock equal to five times the annual cash retainer. Until this ownership guideline is met, MiniMed’s executives and non-employee Directors subject to the guidelines may not sell or otherwise dispose of MiniMed stock except for shares withheld or sold solely to satisfy applicable tax withholding obligations upon vesting of equity awards and/or the payment of the exercise price of exercised options. For purposes of complying with the guidelines, shares owned outright, legally or beneficially, by an officer or non-employee Director or their immediate family members residing in the same household, unvested restricted stock units (including performance stock units for which the performance metrics have been achieved but are still subject to time-based vesting), and shares held in the tax-qualified and nonqualified retirement and deferred compensation plans count toward the guideline.
Hedging and Pledging Policy
MiniMed’s board has adopted an insider trading policy that prohibits the hedging or pledging of MiniMed securities as collateral for a loan by MiniMed’s executives and Directors, with the intent of ensuring that MiniMed’s executives and Directors are in compliance with applicable securities laws.
Sale and Transfer of Awards
All stock options, restricted stock, RSUs and PSUs are granted under plans that specifically prohibit the sale, assignment, and transfer of awards with limited exceptions such as the death of the award recipient. However, the MiniMed Compensation and Talent Committee may allow an award holder to assign or transfer an award.

Incentive Compensation Forfeiture
MiniMed has implemented a policy for the recovery of erroneously awarded compensation that applies to its executive officers and is intended to comply with Exchange Act Rule 10D-1 and Nasdaq listing standards.
Equity Compensation Forfeiture
MiniMed may require the return or forfeiture of cash and shares received or receivable in certain circumstances in which an employee has a termination of employment from MiniMed or any affiliate. MiniMed may exercise its ability to require forfeiture of awards, including time-based awards, if the employee receives or is entitled to receive delivery of shares or proceeds under an equity award program within six months prior to or 12 months following the date of termination of employment if the current or former employee engages in any of the following activities: (a) performing services for or on behalf of any competitor of, or competing with, MiniMed or any affiliate; (b) unauthorized disclosure of material proprietary information of MiniMed or any affiliate; (c) a violation of applicable business ethics policies or business policies of MiniMed or any affiliate; or (d) any other occurrence that is consistent with the intent noted in items (a)-(c), as determined by the MiniMed Compensation and Talent Committee.
Tax and Accounting Implications
MiniMed does not provide tax gross-ups for its executives except for certain benefit programs, such as relocation, that are part of company-wide policies available to all employees.
In evaluating compensation programs applicable to MiniMed’s executive officers, the MiniMed Compensation and Talent Committee considers the potential impact on MiniMed of Section 162(m) of the Code (“Section 162(m)”), which places a limit of $1 million per year on the amount of compensation paid to certain of MiniMed’s executive officers that is deductible by MiniMed for federal income tax purposes, but retains discretion to grant compensation that exceeds the limitation on deductibility.
The MiniMed Compensation and Talent Committee also considers accounting treatment in the design of various forms of awards in determining the overall components of its compensation program, including forms of incentive equity under the long-term incentive plan.
Compensation Risk Assessment
MiniMed is committed to effective risk management, which includes the operation of compensation programs that appropriately balance risk and reward. This commitment is underpinned by a number of policies and practices that are intended to encourage MiniMed’s executives to act like long-term shareholders. These policies and practices include robust ownership requirements, compensation recoupment policies, robust trading prohibitions to mitigate conflicts of interest, and protection of MiniMed interests during and following separation of employment.
MiniMed’s Compensation and Talent Committee, with the assistance of the MiniMed Independent Consultant and management, has reviewed a risk assessment of MiniMed’s employee compensation programs, including executive compensation programs. Based on this assessment, the MiniMed Compensation and Talent Committee believes that MiniMed’s compensation programs are not reasonably likely to have a material adverse effect on MiniMed.
Executive Compensation
2026 Summary Compensation Table
The following table summarizes all compensation awarded to, earned by, or paid to MiniMed’s NEOs during fiscal years 2025 and 2026. Such compensation was paid or granted by Medtronic prior to the Separation and by MiniMed after the Separation. Please refer to the section entitled “Compensation Discussion and Analysis” of this prospectus for a description of the compensation components for MiniMed’s NEOs. A narrative description of the material factors necessary to understand the information is provided below the Summary Compensation Table. Chad

Spooner was not employed by Medtronic or MiniMed during fiscal year 2025. Accordingly, his individual compensation information is not included for that year.

Name and Principal Position	Year	Salary ($)	Bonus ($)(1)	Stock Awards ($)(2)	Option Awards ($)(2)(3)	Non-Equity Incentive Plan Compensation ($)	All Other Compensation ($)(4)	Total ($)
Que Dallara	2026	$810,769	$965,000	$3,347,506	$3,218,844	—	$88,109	$8,430,228
Chief Executive Officer	2025	$758,269	—	$4,734,375	$1,800,137	$782,595	$382,787	$8,458,163

Chad Spooner (5)	2026	$519,231	$970,000	$4,885,460	$647,908	—	$43,994	$7,066,593
Executive Vice President, Chief Financial Officer

Ali Dianaty	2026	$591,440	$907,385	$1,313,020	$959,352	—	$66,140	$3,837,337
Executive Vice President, Chief Product & Technology Officer	2025	$574,943	$51,796	$1,394,147	$25,002	$340,481	$66,008	$2,452,377

Courtney Nelson Wills (6)	2026	$462,673	$330,000	$321,596	$593,456	—	$57,513	$1,765,238
Senior Vice President, General Counsel	2025	$442,254	—	$441,201	$25,002	$245,461	$54,560	$1,208,478

Gillian Chandrasena	2026	$449,731	$835,000	$796,349	$492,182	—	$32,560	$2,605,822
Senior Vice President, Chief Human Resources Officer	2025	$80,096	—	$1,717,984	—	$34,381	$4,904	$1,837,365
__________________
(1)See “—Bonus” below for more details.
(2)This column represents the grant date fair values of PSU awards and RSU awards granted in each applicable year, all of which were calculated in accordance with FASB ASC Topic 718, Compensation – Stock Compensation. See “—2026 Equity Awards” below for more details.
(3)Information regarding the assumptions used to calculate these amounts is incorporated by reference to Note 12, “Stock Purchase and Award Plans” to the financial statements included in Medtronic’s Annual Report on Form 10-K for fiscal year 2026 and Note 9, “Stock-based Compensation,” to MiniMed’s consolidated financial statements.
(4)See “—All Other Compensation” below for more details.
(5)Mr. Spooner commenced employment on July 14, 2025. Therefore, amounts reflected for his salary and Bonus are prorated to reflect his time employed during fiscal year 2026.
(6)On July 30, 2026, Ms. Nelson Wills notified the Company of her decision to resign from her position, effective September 25, 2026.
Salary
The salary column represents the base salary earned by each NEO during fiscal years 2025 and 2026. This column includes any amounts that the officer may have deferred, which amounts also are included in the 2026 Nonqualified Deferred Compensation Table.
2026 Equity Awards
Amounts reported in the stock awards and option awards columns for fiscal year 2026 represent aggregate grant date fair value of:
•FY 2026 Annual Medtronic Equity Awards, Converted into MiniMed Restricted Stock Units: The annual Medtronic PSU and RSU awards were granted by Medtronic in July 2025, and in connection with the Separation, were converted into MiniMed time-vesting restricted stock units. The value of these awards also includes the incremental fair value, computed as of the modification date, resulting from such conversion, computed in accordance with FASB ASC Topic 718.
•MiniMed IPO Awards: The IPO Grants, consisting of performance-based restricted stock unit awards and nonqualified stock options granted on March 9, 2026.
➢   The nonqualified stock options were granted at an exercise price per share equal to the closing price of MiniMed Common Stock on March 9, 2026 (the “Grant Date”). The value of these NQSOs was

$1,500,000 for Ms. Dallara, $500,000 for Mr. Spooner, $750,000 for Mr. Dianaty, and $375,000 for each of Ms. Nelson Wills and Ms. Chandrasena. Each NQSO expires ten (10) years from the Grant Date and vests as to one-third (1/3) of the award on each of the second, third, and fourth anniversaries of the Grant Date, generally subject to the NEO’s continued service through the applicable vesting date.
➢   The number of performance-based restricted stock units granted to each NEO was determined by dividing the applicable target grant date value ($1,500,000 for Ms. Dallara, $500,000 for Mr. Spooner, $250,000 for Mr. Dianaty, and $125,000 for each of Ms. Nelson Wills and Ms. Chandrasena) by the closing price of MiniMed Common Stock on the Grant Date. Such performance-based restricted stock units are eligible to vest in full (100%) on the first anniversary of the Grant Date, generally subject to the NEO’s continued service through the vesting date and subject to MiniMed’s achievement of a target closing price per share of MiniMed Common Stock on the Divestment Date. If such stock price is not achieved, then no performance-based restricted stock units will vest.
The grant date value of the performance-based awards is based upon the probable outcome of the performance conditions and is consistent with the estimate of aggregate compensation cost to be recognized over the service period determined as of the grant date, excluding the effect of estimated forfeitures, in accordance with FASB ASC Topic 718, Compensation–Stock Compensation. For purposes of the Summary Compensation Table, it was assumed that the probable outcome of the performance conditions for MiniMed PSUs granted in 2026 would result in the achievement of the target closing price of at least $32.05 per share of MiniMed Common Stock on the Divestment Date determined by using a Monte Carlo valuation model. Accordingly, the grant date fair value was determined by multiplying the number of MiniMed PSUs awarded by $0.18 on the date of grant. There are no threshold or maximum levels of payouts for these awards, therefore they have no maximum grant date fair values that differ from the grant date fair values included in the table.
Information regarding the assumptions used to calculate these amounts is incorporated by reference to Note 12, “Stock Purchase and Award Plans” in the financial statements included in Medtronic’s Annual Report on Form 10-K for fiscal year 2026 and Note 9, “Stock-based Compensation,” in MiniMed’s consolidated financial statements.
Bonus
This column includes the Medtronic MIP payments earned by the NEOs during fiscal year 2026 and payable subsequent to fiscal year end. This column includes any amounts that the officer may have deferred, which amounts also are included in the 2026 Nonqualified Deferred Compensation Table. For a more detailed description, see the “Fiscal Year 2026 Annual Medtronic Incentive Plan” section of the Compensation Discussion and Analysis. Although the Medtronic MIP payments paid to the NEOs are generally based on performance targets, the actual payouts were subject to mid-year calibrations.
This column also includes the following amounts:
•For Mr. Spooner, includes $500,000 of the one-time new hire cash bonus paid in March 2026 pursuant to Mr. Spooner’s offer letter. The remaining $900,000 installment was payable in June 2026 and is not included in the amount reported for fiscal year 2026.
•For Mr. Dianaty, includes a retention bonus, an inventor award, and a discretionary bonus.
•For Ms. Chandrasena, includes a new hire bonus for fiscal year 2026.

All Other Compensation
The all other compensation column includes the following:

Name	Fiscal Year	Perquisites and Other Personal Benefits ($)(1)	Contributions to Defined Contribution Plans ($)(2)	Tax Reimbursements	Family Travel Expenses(3)	Total ($)
Que Dallara	2026	$29,040	$54,145	$19	$4,905	$88,109
Chad Spooner	2026	$26,280	$17,714	—	—	$43,994
Ali Dianaty	2026	$18,000	$47,254	$118	$768	$66,140
Courtney Nelson Wills	2026	$13,000	$43,237	$706	$570	$57,513
Gillian Chandrasena	2026	$20,192	$12,351	$17	—	$32,560
__________________
(1)This column represents the aggregate incremental cost of perquisites and other personal benefits, and includes:
•For Ms. Dallara, includes a $24,000 business allowance and security services of $5,040.
•For Mr. Spooner, includes a business allowance of $13,846 and relocation benefits of $12,434.
•For Mr. Dianaty, includes a business allowance of $18,000.
•For Ms. Nelson Wills, includes a business allowance of $13,000.
•For Ms. Chandrasena, includes a business allowance of $20,192.
Medtronic occasionally allows its executives to use tickets for sporting and special events previously acquired by Medtronic when no other business use has been arranged. There is no incremental cost to Medtronic for such use.
(2)This amount reflects the contribution by Medtronic to match contributions that NEOs elected to make to the Medtronic Savings and Investment Plan. Medtronic provides an automatic matching contribution equal to 50% of a participant’s elective deferrals up to 6% of eligible compensation. Medtronic also may provide a discretionary matching contribution based on its financial performance during the fiscal year that, when combined with the automatic matching contribution, will not exceed 150% of a participant’s elective deferrals up to 6% of eligible compensation. In fiscal year 2026 the EPS achievement was $5.53, which equaled a $0.562 matching contribution for every $1 elective deferral a participant contributed to the plan up to 6% of eligible compensation. Participants in the Medtronic PIA receive a contribution from Medtronic equal to 5% of eligible pay at the end of the fiscal year. The amount for Ms. Nelson Wills includes $31,435 in Medtronic contributions to the qualified ($17,500) and non-qualified Medtronic PIA ($13,935). Participants in the MCC receive a contribution from Medtronic equal to 3% of eligible pay at the end of the fiscal year. The amount for Ms. Dallara includes $43,387 in Medtronic contributions to the qualified ($10,500) and the non-qualified MCC ($32,887). The amount for Mr. Dianaty includes $35,452 in Medtronic contributions to the qualified ($10,500) and the non-qualified MCC ($24,952). The amount for Ms. Chandrasena includes $12,351 in Medtronic contributions to the qualified ($10,500) and the non-qualified MCC ($1,851). For additional information on the nonqualified MCC plan, see the 2026 Nonqualified Deferred Compensation table.
(3)This column represents the reimbursement of family travel expenses to attend business events.

2026 Grants of Plan-Based Awards Table
The following table summarizes all plan-based award grants to each of the NEOs during fiscal year 2026, as described in greater detail in the Compensation Discussion and Analysis. Equity awards that were granted under the 2021 Medtronic plc Long Term Incentive Plan converted to awards of MiniMed stock pursuant to the Employee Matters Agreement, provided, that in accordance with the Employee Matters Agreement, certain awards, including Medtronic options, remained denominated in Medtronic Ordinary Shares and became fully vested as of the Separation. The amounts reflected in the table for equity awards granted by Medtronic prior to the Separation represent the number of shares underlying the applicable award and, where applicable, the exercise price of the applicable award, in each case, after giving effect to the conversion of Medtronic equity into MiniMed equity, if applicable, in connection with the Separation.
Threshold amounts assume attainment of plan performance thresholds. You should refer to the Compensation Discussion and Analysis section entitled “Fiscal Year 2026 Compensation Decisions” to understand how plan-based awards are determined. A narrative description of the material factors necessary to understand the information in the table is provided below.

				Estimated Future Payouts Under Non-Equity Incentive Plan Awards (Annual Incentive)			Estimated Future Payouts Under Equity Incentive Plan Awards (2)			All Other Stock Awards: Number of Shares of Stock or Units(3) (#)	All Other Option Awards: Number of Securities Underlying Options(4) (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards(5) ($)
Name	Award Type(1)	Grant Date	Approval Date	Threshold ($)	Target ($)	Maximum ($)	Threshold (#)	Target (#)	Maximum (#)
Que Dallara	IPO OPTION GRANT	3/9/2026	3/9/2026								252,526	18.00	1,868,692
	IPO PSU GRANT	3/9/2026	3/9/2026				—	83,334	—				15,000
	MDT OPTION GRANT	7/28/2025	7/28/2025								69,005	91.97	$1,350,152
	CONVERTED UNITS	7/28/2025	7/28/2025							127,609			2,282,925
	CONVERTED UNITS	7/28/2025	7/28/2025							51,044			913,177
	INCREMENTAL VALUE	3/11/2026	3/9/2026										136,404	(6)
Chad Spooner	IPO OPTION GRANT	3/9/2026	3/9/2026								84,176	18.00	622,902
	IPO PSU GRANT	3/9/2026	3/9/2026				—	27,778	—				5,000
	MDT OPTION GRANT	7/28/2025	7/28/2025								1,278	91.97	$25,005
	CONVERTED UNITS	7/28/2025	7/28/2025							70,896			1,268,329
	CONVERTED UNITS	7/28/2025	7/28/2025							127,609			2,282,925
	CONVERTED UNITS	7/28/2025	7/28/2025							70,896			1,268,329
	INCREMENTAL VALUE	3/11/2026	3/9/2026										60,876	(6)
Ali Dianaty	IPO OPTION GRANT	3/9/2026	3/9/2026								126,263	18.00	934,346
	IPO PSU GRANT	3/9/2026	3/9/2026				—	13,889	—				2,500
	MDT OPTION GRANT	7/28/2025	7/28/2025								1,278	91.97	$25,005
	CONVERTED UNITS	7/28/2025	7/28/2025							35,448			634,165
	CONVERTED UNITS	7/28/2025	7/28/2025							35,448			634,165
	INCREMENTAL VALUE	3/11/2026	3/9/2026										42,190	(6)
Courtney Nelson Wills	IPO OPTION GRANT	3/9/2026	3/9/2026								63,132	18.00	467,177
	IPO PSU GRANT	3/9/2026	3/9/2026				—	6,945	—				1,250
	MDT OPTION GRANT	7/28/2025	7/28/2025								1,278	91.97	$25,005
	MDT OPTION GRANT	7/28/2025	7/28/2025								5,176	91.97	$101,274
	CONVERTED UNITS	7/28/2025	7/28/2025							11,486			205,485
	CONVERTED UNITS	7/28/2025	7/28/2025							5,743			102,742
	INCREMENTAL VALUE	3/11/2026	3/9/2026										12,119	(6)
Gillian Chandrasena	IPO OPTION GRANT	3/9/2026	3/9/2026								63,132	18.00	467,177
	IPO PSU GRANT	3/9/2026	3/9/2026				—	6,945	—				1,250
	MDT OPTION GRANT	7/28/2025	7/28/2025								1,278	91.97	$25,005
	CONVERTED UNITS	7/28/2025	7/28/2025							19,852			355,152
	CONVERTED UNITS	7/28/2025	7/28/2025							11,486			205,485
	CONVERTED UNITS	7/28/2025	7/28/2025							11,486			205,485
	INCREMENTAL VALUE	3/11/2026	3/9/2026										28,977	(6)
__________________
(1)Award Type
IPO OPTION GRANT = One-time grant of NQSOs in connection with Separation on March 9, 2026 (the “Grant Date”). The IPO Option Grant vests 33% on each of March 9, 2028 and March 9, 2029, and 34% on March 9, 2030, subject to the NEO’s continued service through the applicable vesting date.

IPO PSU GRANT = One-time grant of performance-based restricted stock units in connection with the Separation on March 9, 2026. The IPO PSU Grant vests in full (100%) on the first anniversary of the Grant Date, subject to MiniMed Common Stock achieving a closing price per share of at least $32.05 as of the Divestment Date and the NEO’s continued service through the applicable vesting date.
MDT OPTION GRANT = Reflects annual grant of options by Medtronic that accelerated in full (100%) in connection with the Separation and remains denominated in Medtronic ordinary shares. Employees have the lesser of 5 years or the remainder of the term to exercise their outstanding Medtronic options.
CONVERTED UNITS = Reflects MiniMed time-vesting restricted stock units delivered upon the conversion of Medtronic restricted stock units and certain performance share units that converted in connection with the Separation, pursuant to the terms of the Employee Matters Agreement. See the “2026 Outstanding Equity Awards at Fiscal Year-End” table below for the vesting schedule of such Converted Units.
INCREMENTAL VALUE = Reflects the incremental fair value of the MiniMed time-vesting restricted stock units that were delivered upon the conversion of all outstanding Medtronic restricted stock units and certain performance share units that converted in connection with the Separation, pursuant to the terms of the Employee Matters Agreement.
(2)Estimated Future Payouts under Equity Incentive Plan Awards
The amounts reported in this column represent grants of performance stock units with the following vesting schedules: IPO PSU Award vest in full (100%) on the first anniversary of the Grant Date, subject to MiniMed Common Stock achieving a closing price per share of at least $32.05 as of the Divestment Date and the NEO’s continued service through the applicable vesting date. There are no threshold or maximum levels for these awards. For more information on MiniMed’s equity award grants, see “—Compensation Discussion and Analysis—Fiscal Year 2026 Compensation Decisions— MiniMed IPO Grants at Separation.”
(3)All Other Stock Awards
The amounts reported in this column represent grants of time-vesting restricted stock units with the following vesting schedules: the Converted Units vest as indicated in the footnotes to the “2026 Outstanding Equity Awards at Fiscal Year-End” table.
(4)All Other Option Awards/Exercise or Base Price of Option Awards
The exercise or base price of the stock option grant represents the closing market price of Medtronic Ordinary Shares or MiniMed Common Stock on the date of grant, as applicable. Medtronic option awards vested upon the Separation. MiniMed option awards vest one-third of the award on each of the second, third, and fourth anniversaries of the grant date.
(5)Grant Date Fair Value of Stock and Option Awards
The grant date fair value of Stock and Option Awards is determined in accordance with FASB ASC Topic 718, Compensation–Stock Compensation. For RSUs and PSUs, the value is generally estimated based on the fair market value of the underlying stock on the date of grant. For the IPO PSU Awards, MiniMed used a Monte Carlo methodology to estimate the fair value at the date of grant. For Medtronic option grants, the fair value is estimated on the date of grant using the Black-Scholes option valuation model.
(6)Incremental Value
Medtronic outstanding RSUs and certain Medtronic PSUs were converted into MiniMed RSUs using the Conversion Ratio. Additionally, as part of the conversion, the Medtronic PSUs for the fiscal year 2026-2028 period were deemed satisfied at the target level, and the Medtronic PSUs for the fiscal year 2025-2027 period were deemed satisfied at the forecasted achievement level as of the Separation Date. All other vesting terms and conditions were not affected by the conversion. This change in the awards was considered to be a modification of the awards that caused incremental compensation expense determined by comparing the fair value of the outstanding awards immediately before and after the modification. Amounts reported as INCREMENTAL VALUE represent the incremental increase in fair value related to the conversion of Medtronic RSU and PSU awards into MiniMed RSU awards on March 11, 2026.
The incremental expense in the “Grant Date Fair Value of Stock and Option Awards” column includes the following awards:
•Ms. Dallara: 7/29/2024 grant date(s) with an incremental expense of $61,634 and $17,682; 7/28/2025 grant date(s) with an incremental expense of $28,831 and $11,529; 7/31/2023 grant date with an incremental expense of $12,087; and 5/2/2022 grant date with an incremental expense of $4,641.
•Mr. Spooner: 7/28/2025 grant date(s) with an incremental expense of $16,023, $28,831 and $16,023.
•Mr. Dianaty: 12/6/2023 grant date with an incremental expense of $2,485; 7/31/2023 grant date with an incremental expense of $3,094; 7/29/2024 grant date(s) with an incremental expense of $2,409, $10,281 and $7,357; 10/28/2024 grant date with an incremental expense of $541; and 7/28/2025 grant date(s) with an incremental expense of $8,011 and $8,011.
•Ms. Nelson Wills: 7/31/2023 grant date with an incremental expense of $1,085; 7/29/2024 grant date(s) with an incremental expense of $3,949, $216, and $2,979; and 7/28/2025 grant date(s) with an incremental expense of $2,593 and $1,297.
•Ms. Chandrasena: 3/3/2025 grant date(s) with an incremental expense of $6,250 and $13,065; and 7/28/2025 grant date(s) with an incremental expense of $4,476, $2,593 and $2,593.
Information regarding the assumptions used to calculate these amounts is incorporated by reference to Note 12, “Stock Purchase and Award Plans,” to the financial statements included in Medtronic’s Annual Report on Form 10-K for fiscal year 2026 and Note 9, “Stock-based Compensation,” to MiniMed’s consolidated financial statements.
2026 Outstanding Equity Awards at Fiscal Year-End
The table below reflects all outstanding equity awards made to each of MiniMed’s NEOs that were outstanding at the end of fiscal year 2026. The market or payout value of unearned shares, units or other rights that have not vested is based on $13.20, which was the closing price of MiniMed Common Stock on Nasdaq on April 24, 2026 and for performance share unit awards presumes that the target performance goals are met. Options granted to the MiniMed NEOs that remained denominated in Medtronic Ordinary Shares following the Separation are presented in the accompanying footnotes.

	Option Awards						Stock Awards
			Number of Securities Underlying Unexercised Options (#)
Name	Option Grant Date		Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date	Grant Date		Number of Shares or Units of Stock that Have Not Vested (#)(1)	Market Value of Shares or Units of Stock that Have Not Vested ($)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights that Have Not Vested (#)(1)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights that Have Not Vested ($)
Que Dallara(2)	3/9/2026	(3)	—	252,526	18.00	3/9/2036
							3/9/2026	(4)			83,334	1,100,009
							5/2/2022	(5)	11,443	151,048
							7/31/2023	(6)	57,239	755,555
							7/29/2024	(7)	80,842	1,067,114
							7/29/2024	(8)	281,937	3,721,568
							7/28/2025	(9)	51,044	673,781
							7/28/2025	(10)	127,609	1,684,439
Chad Spooner(11)	3/9/2026	(3)	—	84,176	18.00	3/9/2036
							3/9/2026	(4)			27,778	366,670
							7/28/2025	(12)	70,896	935,827
							7/28/2025	(13)	70,896	935,827
							7/28/2025	(14)	127,609	1,684,439
Ali Dianaty(15)	3/9/2026	(3)	—	126,263	18.00	3/9/2036
							3/9/2026	(4)			13,889	183,335
							7/31/2023	(16)	14,628	193,090
							12/6/2023	(17)	11,563	152,632
							7/29/2024	(18)	11,054	145,913
							7/29/2024	(19)	33,684	444,629
							7/29/2024	(20)	46,989	620,255
							10/28/2024	(21)	2,444	32,261
							7/28/2025	(22)	35,448	467,914
							7/28/2025	(23)	35,448	467,914
Courtney Nelson Wills(24)	3/9/2026	(3)	—	63,132	18.00	3/9/2036
							3/9/2026	(4)			6,945	91,674
							7/31/2023	(25)	5,151	67,993
							7/29/2024	(26)	955	12,606
							7/29/2024	(27)	13,646	180,127
							7/29/2024	(28)	18,082	238,682
							7/28/2025	(29)	5,743	75,808
							7/28/2025	(30)	11,486	151,615
Gillian Chandrasena(31)	3/9/2026	(3)	—	63,132	18.00	3/9/2036
							3/9/2026	(4)			6,945	91,674
							3/3/2025	(32)	28,116	371,131
							3/3/2025	(33)	58,825	776,490
							7/28/2025	(34)	11,486	151,615
							7/28/2025	(35)	11,486	151,615
							7/28/2025	(36)	19,852	262,046

__________________
(1)Amounts in these columns include dividend equivalent units of Medtronic that were distributed upon the conversion of Medtronic awards into MiniMed awards.
(2)Does not include the following option awards granted to Ms. Dallara that remain denominated in Medtronic Ordinary Shares:

Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
5/2/2022	53,578	—	103.14	3/9/2031
8/1/2022	67,929	—	93.08	3/9/2031
7/31/2023	72,208	—	87.76	3/9/2031
7/29/2024	110,880	—	80.00	3/9/2031
7/28/2025	69,005	—	91.97	3/9/2031
(3)Represents options which vest 33% on each of March 9, 2028 and March 9, 2029, and 34% on March 9, 2030, subject to the NEO’s continued service through the applicable vesting date.
(4)Represents the number of PSUs which are eligible to vest on March 9, 2027, subject to MiniMed Common Stock achieving a closing price per share of at least $32.05 as of the Divestment Date and the NEO’s continued service through the applicable vesting date. Each PSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(5)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on March 10, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(6)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 31, 2026 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(7)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 29, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(8)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 30, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(9)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(10)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(11)Does not include the following option award granted to Mr. Spooner that remain denominated in Medtronic Ordinary Shares:

Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
7/28/2025	1,278	—	91.97	3/9/2031
(12)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(13)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(14)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest in three equal installments on July 28, 2026, July 28, 2027 and July 28, 2028 subject to the NEO’s continued service through the applicable vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.

(15)Does not include the following option awards granted to Mr. Dianaty that remain denominated in Medtronic Ordinary Shares:

Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
7/30/2018	2,119	—	89.08	7/30/2028
8/3/2020	8,596	—	97.33	8/3/2030
8/2/2021	1,085	—	131.26	3/9/2031
8/2/2021	5,729	—	131.26	3/9/2031
11/1/2021	4,603	—	120.23	3/9/2031
11/1/2021	26,679	—	120.23	3/9/2031
8/1/2022	1,416	—	93.08	3/9/2031
8/1/2022	16,983	—	93.08	3/9/2031
7/31/2023	1,338	—	87.76	3/9/2031
7/31/2023	18,453	—	87.76	3/9/2031
7/29/2024	1,540	—	80.00	3/9/2031
7/28/2025	1,278	—	91.97	3/9/2031
(16)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 31, 2026 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(17)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on December 6, 2026 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(18)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on December 6, 2026 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(19)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 29, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(20)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 30, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(21)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest in three equal installments on October 28, 2026, October 28, 2027, and October 29, 2028 subject to the NEO’s continued service through the applicable vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(22)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(23)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(24)Does not include the following option awards granted to Ms. Nelson Wills that remain denominated in Medtronic Ordinary Shares:

Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
7/31/2017	92	—	83.97	7/31/2027
7/30/2018	1,137	—	89.08	7/30/2028
8/3/2020	4,889	—	97.33	8/3/2030
8/2/2021	1,085	—	131.26	3/9/2031
8/2/2021	3,223	—	131.26	3/9/2031
8/1/2022	3,821	—	93.08	3/9/2031
8/1/2022	1,416	—	93.08	3/9/2031
10/31/2022	2,765	—	87.34	3/9/2031
7/31/2023	1,338	—	87.76	3/9/2031
7/31/2023	6,499	—	87.76	3/9/2031
7/29/2024	1,540	—	80.00	3/9/2031
7/28/2025	1,278	—	91.97	3/9/2031
7/28/2025	5,176	—	91.97	3/9/2031

(25)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 31, 2026 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(26)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 30, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(27)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 29, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(28)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 30, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(29)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(30)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(31)Does not include the following option awards granted to Ms. Chandrasena that remain denominated in Medtronic Ordinary Shares:

Option Grant Date	Exercisable	Unexercisable	Option Exercise Price ($)	Option Expiration Date
7/28/2025	1,278	—	91.97	3/9/2031
(32)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest in two equal installments on March 3, 2027 and March 3, 2028 subject to the NEO’s continued service through the applicable vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(33)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 30, 2027 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(34)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on April 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(35)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest on July 28, 2028 subject to the NEO’s continued service through the vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.
(36)Represents RSUs which were delivered upon the conversion of Medtronic RSUs or PSUs in connection with the Separation, pursuant to the terms of the Employee Matters Agreement and which vest in three equal installments on July 28, 2026, July 28, 2027 and July 28, 2028 subject to the NEO’s continued service through the applicable vesting date. Each RSU represents the right to receive one share of MiniMed Common Stock upon vesting.

2026 Option Exercises and Stock Vested
The table below includes information related to Medtronic options exercised by each of MiniMed’s NEOs, Medtronic PSUs that vested and remained denominated in Medtronic Ordinary Shares and Medtronic RSUs that converted into MiniMed RSUs that vested during fiscal year 2026. The table also includes the value realized for such options, RSUs, and PSUs. For options, the value realized on exercise is equal to the difference between the market price of the underlying Medtronic Ordinary Shares at exercise and the exercise price of the options. For stock awards, the value realized on vesting is equal to the market price of the underlying Medtronic Ordinary Shares or MiniMed Common Stock, as applicable.

	Option Awards		Stock Awards
Name	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise ($)	Number of Shares Acquired on Vesting (#)	Value Realized on Vesting ($)
Que Dallara	—	—	66,870	4,966,536
Chad Spooner	—	—	—	—
Ali Dianaty	—	—	16,405	1,449,251
Courtney Nelson Wills	—	—	5,365	463,868
Gillian Chandrasena	—	—	2,734	264,405
2026 Nonqualified Deferred Compensation
Prior to the Separation, MiniMed’s Named Executive Officers were eligible to participate in the Medtronic Capital Accumulation Plan and the Medtronic Nonqualified Retirement Plan Supplement. In connection with the Separation, MiniMed assumed certain liabilities under Medtronic’s Medtronic Capital Accumulation Plan and Nonqualified Retirement Plan Supplement for the benefits of MiniMed employees, whose balances were transferred to the MiniMed CAP and the MiniMed NRPS, as applicable. The MiniMed CAP and MiniMed NRPS mirror the Medtronic Capital Accumulation Plan and the Medtronic Nonqualified Retirement Plan Supplement in all material respects. The following table provides information on non-qualified deferred compensation of the NEOs during fiscal year 2026.

Name		Executive Contributions in Last FY ($)(1)	Registrant Contributions in Last FY ($)(2)	Aggregate Earnings in Last FY ($)(3)	Aggregate Withdrawals / Distributions ($)	Aggregate Balance at Last Fiscal Year End ($)(4)
Que Dallara	CAP	—	—	$19,966	—	$99,825
	NRPS	—	$32,887	$14,134	—	$81,168
Chad Spooner	CAP	—	—	—	—	—
	NRPS	—	$1,962	—	—	$1,962
Ali Dianaty	CAP	—	—	—	—	—
	NRPS	—	$24,952	$26,879	—	$140,227
Courtney Nelson Wills	CAP	$49,092	—	$55,537	—	$310,422
	NRPS	—	$13,935	$24,256	—	$125,338
Gillian Chandrasena	CAP	$29,173	—	$3,303	—	$32,476
	NRPS	—	$1,851	—	—	$1,851
__________________
CAP = Medtronic Capital Accumulation Plan (prior to the Separation) and MiniMed Capital Accumulation Plan (after the Separation).
NRPS = Medtronic Nonqualified Retirement Plan Supplement (prior to the Separation) and MiniMed Nonqualified Retirement Plan Supplement (after the Separation).

(1)The following amounts of Executive Contributions from the table above have been reported in the “Bonus” column for Ms. Nelson Wills and in the “Salary” column for Ms. Chandrasena in the Summary Compensation Table:

Name	Contributions
Que Dallara	—
Chad Spooner	—
Ali Dianaty	—
Courtney Nelson Wills	$49,092
Gillian Chandrasena	$29,173
(2)Both Medtronic and MiniMed contributions are included in the Summary Compensation Table in the “All Other Compensation” column.
(3)No amounts of Aggregate Earnings from the table above have been reported in the current year’s Summary Compensation Table for any of MiniMed’s NEOs since the earnings were not preferential or above market.
(4)The following amounts of Aggregate Balance from the table above have been reported in the Summary Compensation Table from fiscal years prior to fiscal year 2026:

Name	Contributions
Que Dallara	$40,189
Chad Spooner	—
Ali Dianaty	$23,755
Courtney Nelson Wills	$53,761
Gillian Chandrasena	—
Capital Accumulation Plan
Medtronic (prior to the Separation) and MiniMed (after the Separation) provide all employees at the vice president level or above, including the NEOs prior to the Separation, and other highly compensated employees with a market-competitive nonqualified deferred compensation plan through the Medtronic CAP (prior to the Separation) and the MiniMed CAP (after the Separation). The MiniMed CAP is a continuation of the amended and restated Medtronic CAP with liabilities under the Medtronic CAP transferred to the MiniMed CAP that will remain subject to substantially the same terms and conditions as under the Medtronic CAP.
The MiniMed CAP allows eligible employees to make voluntary deferrals from their base pay and incentive payments, which are then credited with gains or losses based on the performance of selected investment alternatives that are the same as those offered in the tax-qualified 401(k) plan for all employees. There are no Medtronic contributions to the Medtronic CAP or Medtronic subsidized returns or Medtronic guaranteed returns.
The MiniMed CAP allows U.S. executives of MiniMed to defer:
•up to 50% of their base salary;
•up to 80% of their annual incentive plan payments; and
•up to 80% of their commissions (applicable only to those executives in a commission plan).
The minimum amount of each reward element that may be deferred is 10%. The aggregate balances shown above represent amounts that the NEOs earned but elected to defer, plus gains (or losses). Participants receive credits of gains or losses daily based on funds that are indexed to investment alternatives under the plan chosen by the participants under both the MiniMed and Medtronic 401(k) plans.
When participants elect to defer amounts, they also select when the amounts will ultimately be distributed. Distributions may be made on a certain future date (as long as that date is at least five years beyond the period of deferral) or at retirement, or, for specified employees under Section 409A of the Code, six months after the date of retirement (in the form of a lump sum distribution or installments over 5, 10 or 15 years). All distributions are made in cash, and there are limited opportunities to change the distribution elections. These include a hardship withdrawal and a “redeferral” election that must be made at least 12 months prior to a scheduled payment (and only if the redeferral is for at least an additional five years).
PSUs
Under the Medtronic plc Amended and Restated 2013 Stock Award and Incentive Plan and the 2021 Medtronic plc Long Term Incentive Plan, certain participants, including the NEOs, are allowed to defer the receipt of earned performance share units for a specified period or until a specific date. This deferral election can be between 5% and 80% (in 5% increments) of the total performance share units that would have otherwise been settled on the applicable settlement date. The MiniMed LTIP does not currently allow participants to defer the receipt of earned performance share units.
Nonqualified Retirement Plan Supplement
The MiniMed NRPS is designed to restore benefits lost under the MiniMed Savings and Investment Plan due to covered compensation limits prescribed by the Code for qualified retirement plans, particularly Section 401(a)(17) and Section 415 of the Code. The Opening Account Balance under the MiniMed NRPS is the amount transferred from the Medtronic NRPS for Medtronic Personal Investment Plan and Core Contributions accounts pursuant to the Employee Matters Agreement.
Upon separation from service, within the meaning of Section 409A of the Code (generally, retirement, termination of employment, or significant reduction in work schedule), the amount of retirement benefits earned under the MiniMed NRPS is calculated. If the aggregate value of the participant’s benefit is less than or equal to $100,000, the value is paid out as a lump sum six months after separation from service. If the aggregate value of the participant’s benefit exceeds $100,000, the value is paid out over a 15-year period in the form of a monthly annuity commencing six months after separation from service. The monthly benefit is the sum of the monthly principal amount and the monthly interest. In the event of the employee’s death prior to the completion of the 15-year payment cycle, any remaining benefits from the MiniMed NRPS are payable per the beneficiary designation on record. If a beneficiary is not named, the benefit is payable to the employee’s surviving spouse, or if there is no surviving spouse, to the children, or if there are no survivors, to the estate.
Medtronic Personal Investment Account
Available to employees hired on or before December 31, 2015, the Medtronic PIA is a defined contribution plan in which employees receive a company contribution equal to 5% of the employee’s eligible pay. Of the 5%, 4% is for retirement income and 1% is intended for retiree medical costs. Employees become vested in the Medtronic PIA after three years of employment. The MiniMed Savings and Investment Plan does not currently have a Personal Investment Plan feature.
Medtronic Core Contribution
Available to Medtronic employees hired on or after January 1, 2016, the MCC is a defined contribution plan in which employees receive a company contribution equal to 3% of eligible pay at the end of the fiscal year. Employees become vested in MCC after three years of employment. The MiniMed Savings and Investment Plan does not currently have a Core Contribution feature.
2026 Potential Payments Upon Termination or Change in Control
The table below illustrates the payments due (1) upon an involuntary termination of employment under the Severance Plan, (2) upon a “change of control” under the COC Severance Plan (as defined under such plan), assuming the NEO was terminated without cause or resigned for good reason, and (3) upon death or disability under the Severance Plan. The table assumes that such event occurred on April 25, 2026 and the value of MiniMed

Common Stock at $13.20 per share on such date. See “Compensation Discussion and Analysis” for more information.

	Qualifying termination not in connection with a Change of Control ($)(1)	Qualifying termination in connection with a Change of Control ($)(2)	Death or Disability ($)(3)	Retirement ($)(4)
Que Dallara
Severance Amount	$4,312,000	$6,468,000	—	—
Pro Rata Incentive Payment	—	$1,176,000	—	—
Welfare Benefits	$59,049	$91,367	—	—
Outplacement Services	$3,750	—	—	—
Performance Share Units	$1,100,009	$1,100,009	$1,100,009	—
Stock Options	—	—	—	—
Restricted Stock Units	$151,048	$8,053,505	$7,921,914	—
Total	$5,625,855	$16,888,880	$9,021,923	—
Chad Spooner
Severance Amount	$2,497,500	$3,746,250	—	—
Pro Rata Incentive Payment	—	$573,750	—	—
Welfare Benefits	$30,181	$60,845	—	—
Outplacement Services	$3,750	—	—	—
Performance Share Units	$366,670	$366,670	$366,670	—
Stock Options	—	—	—	—
Restricted Stock Units	$1,684,439	$3,556,093	$2,288,986	—
Total	$4,582,540	$8,303,608	$2,655,655	—
Ali Dianaty
Severance Amount	$2,368,000	$3,552,000	—	—
Pro Rata Incentive Payment	—	$544,000	—	—
Welfare Benefits	$66,799	$100,902	—	—
Outplacement Services	$3,750	—	—	—
Performance Share Units	$183,335	$183,335	$183,335	—
Stock Options	—	—	—	—
Restricted Stock Units	$330,805	$2,524,606	$2,500,397	—
Total	$2,952,689	$6,904,842	$2,683,732	—
Courtney Nelson Wills(5)
Severance Amount	$1,785,000	$2,677,500	—	—
Pro Rata Incentive Payment	—	$367,500	—	—
Welfare Benefits	—	$2,057	—	—
Outplacement Services	$3,750	—	—	—
Performance Share Units	$91,674	$91,674	$91,674	—
Stock Options	—	—	—	—
Restricted Stock Units	—	$726,832	$726,832	—
Total	$1,880,424	$3,865,562	$818,506	—
Gillian Chandrasena
Severance Amount	$1,615,000	$2,422,500	—	—
Pro Rata Incentive Payment	—	$332,500	—	—
Welfare Benefits	$63,955	$95,478	—	—

Outplacement Services	$3,750	—	—	—
Performance Share Units	$91,674	$91,674	$91,674	—
Stock Options	—	—	—	—
Restricted Stock Units	$371,131	$1,712,898	$1,251,017	—
Total	$2,145,510	$4,655,050	$1,342,691	—
__________________
(1)In connection with an involuntary termination of employment of the NEOs under the Severance Plan, each NEO is entitled to receive (i) a Severance Amount equal to two-times the sum of the applicable NEO’s base salary and Medtronic MIP target based upon the Severance Plan severance practices adopted by the MiniMed Compensation and Talent Committee applicable to the NEOs, (ii) a lump-sum payment equal to continued COBRA premiums for 24 months based upon the Severance Plan severance practices adopted by the MiniMed Compensation and Talent Committee applicable to the NEOs, and (iii) outplacement services at the premier level. Under the terms of IPO Option Grant Option agreements, the IPO Grant Options will become vested, but the exercise price of such options exceeded the market price on April 25, 2026 and therefore they have no value on April 25, 2026. Under the terms of the IPO Grant PSU awards, the IPO Grant PSU awards will become time-vested and remain outstanding and will be earned based on actual performance. The estimated value for the IPO Grant PSUs assumes target performance for the IPO Grant PSUs. In addition, certain RSU agreements contain provisions providing for acceleration upon termination without cause.
(2)In connection with a termination without “cause” or a resignation for “good reason” of the NEOs upon a “change of control” under the COC Severance Plan (as defined under such plan), each NEO is entitled to receive a double-trigger payment equal to (i) a Severance Amount equal to three times the sum of the applicable NEO’s annual base salary plus the Highest Annual Bonus, (ii) pro rata incentive payments equal to the Highest Annual Bonus, and (iii) three years of the employer portion of the premiums for health and welfare benefits and life insurance. Under the terms of IPO Grant PSU awards, the IPO Grant PSUs will accelerate vesting upon a change of control unless substitute awards are issued and pay out at the greater of actual performance upon the change of control or target. The IPO Grant Options and RSUs will accelerate vesting upon a change in control unless substitute awards are issued, however the exercise price of such options exceeded the market price on April 25, 2026 and therefore have no value on April 25, 2026. The estimated value for the IPO Grant PSUs assumes target performance for the IPO Grant PSUs.
(3)In the event of the death or disability of the NEOs, the IPO Grant PSUs will time vest and continue to vest and are paid out based on actual performance at the end of the performance period. The IPO Grant Options will vest immediately. Most of the RSUs will continue to fully vest per the awards’ time based vesting schedules, while for certain RSUs, only the next tranche will vest on a pro rata basis within six weeks following the date of separation from service. However, the exercise price of such options exceeded the market price on April 25, 2026 and therefore have no value on April 25, 2026. The estimated value for the IPO Grant PSUs assumes target performance for the IPO Grant PSUs.
(4)None of the NEOs were eligible for retirement benefits on April 25, 2026.
(5)As disclosed previously, on July 30, 2026, Ms. Nelson Wills notified MiniMed of her decision to resign from her position, effective September 25, 2026.
Equity Award Granting Practices
Equity awards for MiniMed NEOs and other employees are approved by MiniMed’s board or the appropriate committee or sub-committee on or before the date of grant. It is MiniMed’s general practice to grant annual equity awards in July of each year. Equity awards may also be granted outside of MiniMed’s annual grant cycle for new hires, promotions, retention, or other purposes. MiniMed does not permit the timed disclosure of material non-public information for the purpose of affecting the value of executive compensation.
The following table contains information required by Item 402(x)(2) of Regulation S-K regarding stock options granted to MiniMed’s NEOs in fiscal year 2026, during the period from four business days before to one business day after the filing of MiniMed’s periodic reports on Forms 10-K and 10-Q, or current reports on Form 8-K that contained material non-public information. Specifically, the following table includes information regarding the IPO Grant Options granted to MiniMed’s NEOs on March 9, 2026, the closing date of MiniMed’s initial public offering.

Name	Grant Date	Number of securities underlying the award (#)	Exercise price of the award ($/Sh)	Grant date fair value of the award(1) ($)
Percentage change in the closing market price of the securities underlying the award between the trading day ending immediately prior to the disclosure of material nonpublic information and the trading day beginning immediately following the disclosure of material nonpublic information (2)
(%)

Que Dallara	3/9/2026	252,526	$18.00	$1,868,692	(0.9)%
Chad Spooner	3/9/2026	84,176	$18.00	$622,902	(0.9)%
Ali Dianaty	3/9/2026	126,263	$18.00	$934,346	(0.9)%
Courtney Nelson Wills	3/9/2026	63,132	$18.00	$467,177	(0.9)%
Gillian Chandrasena	3/9/2026	63,132	$18.00	$467,177	(0.9)%
__________________
(1)This column represents the grant date fair values of the IPO Grant Options, which were calculated in accordance with FASB ASC Topic 718. Information regarding the assumptions used to calculate these amounts is incorporated by reference to Note 9, “Stock-based Compensation,” to the consolidated financial statements in MiniMed’s Annual Report on Form 10-K for fiscal year 2026.
(2)Calculated using the closing prices of MiniMed Common Stock on March 6, 2026 and March 10, 2026, of $18.49, and $18.33, per share, respectively, relating to the filing of the Form 8-K on March 9, 2026 regarding the closing of MiniMed’s initial public offering.
Equity Compensation Plan Information

	(a) (2)	(b) (3)	(c) (4)
Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights	Weighted-average exercise price of outstanding options, warrants and rights	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	—	$—	—
Equity compensation plans not approved by security holders (1)	5,638,284	$91.78	40,455,130
Total	5,638,284	$91.78	40,455,130
__________________
(1)Relates to the MiniMed LTIP and the MiniMed ESPP. The MiniMed LTIP allows for the maximum number of shares issuable to automatically increase on May 1 of each year, beginning on May 1, 2027 and ending on and including May 1, 2036, by a number of shares of Common Stock equal to three percent (3%) of the total number of shares outstanding on April 30 of such calendar year unless the MiniMed Compensation and Talent Committee approves a lesser number of shares of Common Stock. The MiniMed ESPP allows for the maximum number of shares issuable to automatically increase on May 1 of each year, beginning on May 1, 2027 and terminating on March 9, 2036, by a number of shares of Common Stock equal to the lesser of (i) the number of shares equal to three percent (3%) of the outstanding shares of Common Stock following completion of MiniMed’s initial public offering, (ii) one percent (1%) of the number of shares of Common Stock issued and outstanding on the immediately preceding April 30, or (iii) such lesser number of shares of Common Stock as determined by the MiniMed Compensation and Talent Committee. Prior to the Separation, these plans were approved by Kangaroo US HoldCo 2, Inc., an indirect wholly-owned subsidiary of Medtronic, the sole stockholder of MiniMed at that time. See “—MiniMed Compensation Programs.”
(2)Pursuant to SEC guidance, the number of unearned PSUs included is at the maximum payout level. Excludes purchase rights granted under the MiniMed ESPP. Includes 3,971,142 shares subject to awards granted under the Medtronic LTIP that were converted into MiniMed awards pursuant to the Employee Matters Agreement and were granted under the MiniMed LTIP, however, such awards do not reduce the shares authorized for issuance under the MiniMed LTIP.
(3)Since RSU and PSU awards have no exercise price, they are not included in the weighted-average exercise price calculation in this column.
(4)Includes 32,030,730 shares available for issuance as of April 25, 2026 under the MiniMed LTIP and 8,424,400 shares available for issuance as of April 25, 2026 under the MiniMed ESPP, including 60,479 purchase rights granted under the MiniMed ESPP.

MiniMed Compensation Programs
Long Term Incentive Plan
In connection with the Separation, MiniMed adopted the MiniMed LTIP, effective March 9, 2026 (the “MiniMed LTIP Effective Date”). The following summary describes the material terms of the MiniMed LTIP and is qualified in its entirety by reference to the MiniMed LTIP, which has been filed as an exhibit to the Current Report on Form 8-K filed by MiniMed on March 9, 2026. The Employee Matters Agreement also provides that, prior to the Divestment Date, Medtronic’s written consent is required before MiniMed can grant any awards under the MiniMed LTIP.
Administration
The MiniMed LTIP is administered by the MiniMed Compensation and Talent Committee (or duly assigned administrator), provided that the MiniMed Compensation and Talent Committee may, except to the extent prohibited by applicable law or applicable exchange listing standards, allocate all or any portion of its responsibilities and powers to any one or more of its members and may delegate all or any part of its responsibilities and powers to any person or persons selected by it. However, the MiniMed Compensation and Talent Committee may not delegate any responsibility or power to the extent that such delegation would make any award subject to (and not exempt from) the short-swing recovery rules of Section 16(b) of the Exchange Act. The MiniMed Compensation and Talent Committee has plenary authority, among others, to grant awards to eligible individuals pursuant to the terms of the MiniMed LTIP, to select eligible individuals to receive awards, determine the number of shares to be covered by each award, determine the terms and conditions of each award, modify, amend, or adjust the terms and conditions of any award, interpret the terms and provisions of the MiniMed LTIP and award agreements, accelerate the vesting or lapse of restrictions of any outstanding award, and otherwise administer the MiniMed LTIP. Any authority granted to the MiniMed Compensation and Talent Committee may also be exercised by MiniMed’s full board, and to the extent that any permitted action taken by MiniMed’s board conflicts with action taken by the MiniMed Compensation and Talent Committee, the action taken by MiniMed’s board will control.
Eligible Participants
Directors, officers, employees, and consultants of MiniMed or any subsidiary, and prospective employees, officers and consultants who have accepted offers of employment or consultancy from MiniMed or any subsidiary, are eligible to participate in the MiniMed LTIP; provided, however, that no grant will be effective prior to the date on which such individual’s employment or consultancy commences. Incentive stock options may be granted only to employees of MiniMed and its subsidiaries. An eligible individual will become a “participant” under the MiniMed LTIP if he or she receives an award under the MiniMed LTIP.
Aggregate Number of Shares
The maximum aggregate number of shares of MiniMed Common Stock that may be issued or acquired and delivered under the MiniMed LTIP is equal to the sum of (i) 33,697,602 shares of MiniMed Common Stock and (ii) any shares relating to the MiniMed LTIP which became available for grants under the MiniMed LTIP following the MiniMed LTIP Effective Date pursuant to the share recycling provisions set forth therein (collectively, the “Share Reserve”). The maximum aggregate number of shares of MiniMed Common Stock that may be issued or acquired and delivered under the MiniMed LTIP pursuant to options intended to be incentive stock options is 33,697,602. Any shares delivered with respect to awards under the MiniMed LTIP in assumption of, or in substitution for, an award of a company or business (that is not, prior to the applicable transaction, a subsidiary of MiniMed) acquired by MiniMed or a subsidiary or with which MiniMed or a subsidiary combines (“Substitute Award”), including Medtronic equity awards that were converted into MiniMed equity awards in accordance with the Employee Matters Agreement, do not reduce the shares available for issuance under the MiniMed LTIP.
The Share Reserve will automatically increase on May 1 of each calendar year commencing on May 1 of the calendar year after the calendar year of the MiniMed LTIP Effective Date and ending on and including May 1, 2036. The amount of each increase will be three percent (3%) of the total number of shares outstanding on April 30 of such calendar year. Notwithstanding the foregoing, the MiniMed Compensation and Talent Committee in its

exclusive discretion may act before May 1 of any year not to increase the Share Reserve for that year, or to increase the Share Reserve by a lesser number of shares.
Shares subject to awards that are forfeited, terminated, expired, lapsed, or otherwise not issued under an award, and shares subject to awards settled in cash, will be available for issuance in connection with future awards under the MiniMed LTIP. In the event that any shares are withheld by MiniMed or previously acquired shares are tendered by a participant to satisfy any tax withholding obligation with respect to an award other than an option or a stock appreciation right, then the shares so tendered or withheld will automatically again become available for issuance under the MiniMed LTIP.
Certain Award Limitations
Minimum Vesting Requirement
All awards granted under the MiniMed LTIP will be subject to a minimum vesting period of at least one (1) year. The minimum vesting periods will not apply: (i) to awards made in payment of earned performance-based awards and other earned cash-based incentive compensation, (ii) upon a termination of employment due to death, disability or retirement, (iii) upon a Change of Control (as defined in the MiniMed LTIP), (iv) to a Substitute Award that does not reduce the vesting period of the award being replaced, (v) to awards granted to non-employee Directors of MiniMed’s board that vest on the earlier of (x) the day of or the day prior to the next annual meeting of stockholders of MiniMed, and (y) the one-year anniversary of the grant date of such award, or (vi) to awards involving an aggregate number of shares not in excess of five percent (5%) of the shares available for grant under the plan.
Director Compensation Limit
The maximum number of shares of MiniMed Common Stock granted during a single fiscal year to any MiniMed non-employee Director, taken together with any cash fees paid to such non-employee Director and including the value of any awards received in lieu of all or a portion of any annual committee cash retainers or other similar cash-based payments during the fiscal year in respect of such non-employee Director’s service on MiniMed’s board, will not exceed $1,000,000 in total value.
Adjustments Upon Change of Control
Upon a Change of Control, all then-outstanding options and stock appreciation rights will fully vest and become exercisable, and all other awards (other than performance awards) will fully vest, become unrestricted, and be deemed earned and immediately payable at full value, unless the participant receives a replacement award meeting the following criteria: (i) it is the same type as the award it replaces; (ii) it has a fair market value at least equal to the replaced award as of the Change of Control; (iii) if the replaced award was equity-based, it pertains to publicly traded securities of MiniMed, the surviving corporation, or the resulting parent entity; and (iv) its terms and conditions are no less favorable to the participant than those of the replaced award as of the Change of Control. Any performance award not replaced by a replacement award will be deemed earned and immediately payable at full value, with performance goals deemed achieved at the greater of (x) target or (y) the level of actual performance determined by the MiniMed Compensation and Talent Committee as of the Change of Control.
If, in connection with or within two years after a Change of Control, a participant is terminated by MiniMed without Cause or resigns for Good Reason (each as defined in the MiniMed LTIP): (i) all replacement awards held by the participant will fully vest and be deemed earned and immediately payable as of the date of such termination, and (ii) all options and stock appreciation rights held by the participant immediately before termination (including replacement awards) will remain exercisable until the earlier of (A) the third anniversary of the Change of Control or (B) the award’s original expiration date, unless the applicable award agreement provides a longer period of exercisability, in which case that provision will control.

Adjustments Upon Other Corporate Transactions
In the event of a merger, consolidation, acquisition of property or shares, stock rights offering, liquidation, separation, spin-off, disaffiliation, extraordinary dividend of cash or other property, or similar event affecting MiniMed or any of its subsidiaries (a “Corporate Transaction”), or any stock dividend, stock split, reverse stock split, reorganization, share combination, recapitalization, or similar event affecting MiniMed’s capital structure, the MiniMed Compensation and Talent Committee or MiniMed’s board will make such substitutions or adjustments as it deems appropriate and equitable to (i) the aggregate number and kind of shares of MiniMed Common Stock or other securities reserved for issuance and delivery under the MiniMed LTIP, (ii) the various maximum share limitations set forth in the MiniMed LTIP, (iii) the number and kind of shares of MiniMed Common Stock or other securities subject to outstanding awards, and (iv) the exercise price of outstanding awards.
In the case of a Corporate Transaction, the MiniMed Compensation and Talent Committee or MiniMed’s board may, in its sole discretion, cancel outstanding awards in exchange for cash, property, or a combination thereof of equal value; substitute other property for the shares underlying outstanding awards; or, in the case of a disaffiliation, arrange for the assumption or replacement of awards by the affected subsidiary or division. For clarity, if the MiniMed Compensation and Talent Committee determines that an award has no value as of the date of such Corporate Transaction, such award may be terminated without payment.
Awards
Stock Options
The MiniMed Compensation and Talent Committee will establish the exercise price per share under each option, which will not be less than the fair market value of a share on the date the option is granted; provided, that if an incentive stock option is granted to a ten percent stockholder, the exercise price will be no less than 110% of the fair market value of the stock on the applicable grant date.
The MiniMed Compensation and Talent Committee will establish the term of each option, which will not exceed a period of 10 years from the date of grant. Options granted under the MiniMed LTIP may either be incentive stock options or non-qualified stock options. Except for adjustment in connection with a change in capitalization or other corporate transactions as described above, the MiniMed Compensation and Talent Committee may not, without prior approval of MiniMed’s stockholders, seek to effect any repricing of any previously granted, “underwater” option by: (i) amending or modifying the terms of the option to lower the exercise price; (ii) canceling the underwater option and granting either replacement options having a lower exercise price or other awards or cash in exchange; or (iii) repurchasing the underwater options.
Stock Appreciation Rights
A stock appreciation right provides the right to receive cash, shares of MiniMed Common Stock, or both in an amount equal to (a) the excess of the fair market value of a share of MiniMed Common Stock over the stock appreciation right’s exercise price, multiplied by (b) the number of shares of MiniMed Common Stock in respect of which the stock appreciation right has been exercised. The award agreement will specify the form of payment or permit the MiniMed Compensation and Talent Committee or the participant to decide the form of payment before or upon exercise. Stock appreciation rights may be “tandem stock appreciation rights,” granted with an option, or “free-standing stock appreciation rights,” granted independently. Tandem stock appreciation rights will have the same exercise price as the related option. Except for adjustment in connection with a change in capitalization or other corporate transactions as described above, the MiniMed Compensation and Talent Committee may not, without prior approval of MiniMed’s stockholders, seek to effect any repricing of any previously granted, “underwater” stock appreciation right by: (i) amending or modifying the terms of the stock appreciation right to lower the exercise price, (ii) canceling the underwater stock appreciation right and granting either replacement stock appreciation rights having a lower exercise price; or other awards or cash in exchange, or (iii) repurchasing the underwater stock appreciation rights.

Restricted Stock and Restricted Stock Units
Restricted stock is actual shares of MiniMed Common Stock issued to a participant, subject to vesting, transfer restrictions, and other conditions (such as continued service or performance goals) as determined by the MiniMed Compensation and Talent Committee. Performance-based restricted stock vests only upon achievement of performance goals. Unless otherwise provided in the award agreement, participants have the same shareholder rights as holders of the underlying class of stock, including voting and, if applicable, dividends, except that no dividends or dividend equivalents will be paid until the restricted stock vests.
Restricted stock units are awards denominated in shares that will be settled, subject to the terms and conditions of the applicable award agreement, in (a) cash, based upon the fair market value of a specified number of shares of MiniMed Common Stock, (b) shares of MiniMed Common Stock, or (c) a combination thereof. Performance units are restricted stock units, the vesting of which are subject to the attainment of performance goals.
Other Awards
Other stock-based awards may be granted under the MiniMed LTIP, provided that any unrestricted share awards will be granted only in lieu of other compensation due and payable to the participant. Other stock-based performance awards are other stock-based awards, the vesting of which is subject to the attainment of performance goals.
Performance Cash Awards
Performance cash awards may be granted under the MiniMed LTIP for no cash consideration or for any minimum consideration required by law, either alone or in addition to other awards. A performance cash award entitles the participant to a cash amount based on the attainment of performance goals. Performance cash awards may be paid in cash, shares of MiniMed Common Stock, other property, or any combination thereof, as determined by the MiniMed Compensation and Talent Committee in the applicable award agreement.
Dividends and Dividend Equivalent Rights
Notwithstanding anything to the contrary in an award agreement, no dividends, other distributions, or dividend equivalents will be paid on restricted stock, performance units, or other stock-based performance awards until the award has vested. An award agreement for restricted stock units may specify whether, and on what terms, a participant is entitled to current or deferred payments of cash, shares, or other property corresponding to dividends on shares of MiniMed Common Stock, provided that no dividends, distributions, or dividend equivalents will be paid on any restricted stock unit or performance unit until the award has vested. No dividends, distributions, or dividend equivalents may be granted with respect to any option or stock appreciation right under the MiniMed LTIP.
Termination and Amendments
The MiniMed Compensation and Talent Committee may amend, alter, or discontinue the MiniMed LTIP; however, no amendment, alteration, or discontinuation may materially impair a participant’s rights under a previously granted award without the participant’s consent, except for amendments required to comply with applicable law, stock exchange rules, or accounting standards. Shareholder approval will be required for any amendment to the extent mandated by law or applicable exchange listing standards.
The MiniMed Compensation and Talent Committee may unilaterally amend the terms of any previously granted award, provided that (a) the amended or modified terms are permitted under the MiniMed LTIP as then in effect, (b) any participant adversely affected has consented unless the amendment is required by law, and (c) the MiniMed Compensation and Talent Committee’s authority to accelerate vesting or exercisability or otherwise lift restrictions may be exercised only in connection with a participant’s death, disability, or retirement, in connection with a Change of Control, or with respect to no more than 5% of the shares available for awards.
The MiniMed LTIP will terminate on the tenth anniversary of the MiniMed LTIP Effective Date. Outstanding awards as of that date will not be affected or impaired by the MiniMed LTIP’s termination.

Compensation Forfeiture Policy
Subject to applicable law, all awards under the MiniMed LTIP are subject to forfeiture or other penalties pursuant to (a) MiniMed’s Incentive Compensation Forfeiture Policy, as amended from time to time, and (b) such other forfeiture and/or penalty conditions and provisions as determined by the MiniMed Compensation and Talent Committee and set forth in the applicable award agreement. Unless otherwise provided by the Compensation and Talent Committee in the applicable award agreement or required by applicable law, the forfeiture provisions will not be applicable to any participant following a Change of Control.
MiniMed Employee Stock Purchase Plan
MiniMed has implemented the MiniMed ESPP, effective March 9, 2026. The following summary describes the expected material terms of the MiniMed ESPP and is qualified in its entirety by reference to the MiniMed ESPP, which was filed as an exhibit to the Current Report on Form 8-K filed by MiniMed on March 9, 2026.
Administration
The MiniMed ESPP is and, unless and until otherwise determined by MiniMed’s board, will be administered by the MiniMed Compensation and Talent Committee, or any subcommittee, subcommittees, or other persons or groups of persons to whom the MiniMed Compensation and Talent Committee delegates authority pursuant to the terms of the MiniMed ESPP, to the extent of such delegation, as applicable. Any authority granted to the MiniMed Compensation and Talent Committee may also be exercised by MiniMed’s full board, and to the extent that any permitted action taken by MiniMed’s board conflicts with action taken by the MiniMed Compensation and Talent Committee, the action taken by MiniMed’s board will control. Except to the extent prohibited by applicable law or stock exchange listing standards, the MiniMed Compensation and Talent Committee may delegate all or any part of its responsibilities to administer the MiniMed ESPP to any person or persons selected by it. Subject to the express provisions of the MiniMed ESPP, the MiniMed Compensation and Talent Committee has authority, in its discretion, to interpret and construe any and all provisions of the MiniMed ESPP, adopt rules and regulations for administering the MiniMed ESPP and make all other determinations deemed necessary or advisable for administering the MiniMed ESPP.
Shares Subject to the MiniMed ESPP
Subject to adjustment as described below, 8,424,400 shares of MiniMed Common Stock have been initially reserved for issuance upon the exercise of options granted under the MiniMed ESPP. The number of shares of MiniMed Common Stock reserved and available for issuance upon the exercise of options granted under the MiniMed ESPP shall be cumulatively increased on May 1 of each year, beginning on May 1, 2027, by the lesser of (i) 8,424,400 shares of MiniMed Common Stock, (ii) one percent (1%) of the number of shares of MiniMed Common Stock issued and outstanding on the immediately preceding April 30, or (iii) such lesser number of shares of MiniMed Common Stock as determined by the MiniMed Compensation and Talent Committee.
Eligibility and Participation
All individuals classified as employees of MiniMed and all of its subsidiaries (except for those subsidiaries specifically excluded from participation by MiniMed’s board or the MiniMed Compensation and Talent Committee) are eligible to participate in the MiniMed ESPP. No participant shall have the right to purchase shares of MiniMed Common Stock under all employee stock purchase plans of MiniMed, its subsidiaries, or its parent, if any, at a rate which exceeds $25,000 of fair market value of such shares as determined at the time such option is granted for each calendar year in which such option is outstanding at any time.
Participation in the MiniMed ESPP is voluntary. An eligible employee may elect to participate in the MiniMed ESPP for any purchase period by completing the requisite payroll deduction form and delivering it to his or her employer no later than the date preceding the beginning date of the purchase period specified by the MiniMed Compensation and Talent Committee. An employee may also increase his or her participation for any subsequent purchase period by submitting a new payroll deduction form during the enrollment period prior to that purchase period. An employee who elects to participate in the MiniMed ESPP for any purchase period will be deemed to have elected to participate in the MiniMed ESPP for each subsequent consecutive purchase period unless he or she elects to discontinue payroll deductions during a purchase period or elects to withdraw all amounts previously withheld.
Duration and Purchase Periods
The MiniMed ESPP will terminate ten years following its effective date of March 9, 2026, unless extended by MiniMed’s board. Unless otherwise determined by the MiniMed Compensation and Talent Committee, the MiniMed ESPP will be carried out in a series of consecutive purchase periods, which may be consecutive calendar quarters. The MiniMed Compensation and Talent Committee will determine the length, start date, and end date of each purchase period, provided that no purchase period may exceed 27 months.
Before the commencement of each purchase period, employees may elect to have two percent to 10 percent of their cash compensation withheld each pay period, or such other amounts as the MiniMed Compensation and Talent Committee may from time to time establish, up to a maximum of 15% of the employee’s cash compensation. An employee may not increase his or her elected percentage for a purchase period after the delivery deadline, but an employee may reduce or discontinue entirely his or her elected percentage for the purchase period at any time by filing an amended election form within 30 days prior to the first payroll date as of which such decrease or discontinued deduction is to become effective, or such other date determined by the MiniMed Compensation and Talent Committee. If an employee is on a paid leave of absence during a purchase period, the employee’s payroll deductions will continue uninterrupted during the paid leave.
If the employee is on an unpaid leave of absence during a purchase period, the employee may make arrangements to pay the payroll deductions that would have been deducted from the employee’s salary during the purchase period. At the end of the purchase period, each employee has an option to purchase whole shares of MiniMed Common Stock (provided the MiniMed Compensation and Talent Committee may determine to issue fractional shares as well from time to time) using some or all of the funds the employee has had withheld during the purchase period.
For each purchase period, the MiniMed Compensation and Talent Committee shall determine, in its discretion, the option price per share of MiniMed Common Stock, provided, that such option price shall not be less than eighty-five percent (85%) of the lesser of (A) the fair market value per share of MiniMed Common Stock on the commencement date of the purchase period and (B) the fair market value per share of MiniMed Common Stock on the termination date of the purchase period.
Restrictions on Transfer
Unless otherwise specified by the MiniMed Compensation and Talent Committee, employees are not permitted to sell or otherwise transfer ownership of the shares purchased under the MiniMed ESPP until the earlier of the (i) one-year anniversary of the date on which the shares were issued or (ii) the death of the employee.
Withdrawal and Termination of Employment
An employee may, preceding the termination date of a purchase period, withdraw all payroll deductions then credited to his or her account by giving written notice to his or her employer by a date specified by MiniMed’s Chief Human Resources Officer (or such other designated individual). Upon receipt of such notice of withdrawal, all payroll deductions credited to the employee’s account will be paid to him or her, without any earned interest credited and no further payroll deductions will be made for such employee during that purchase period. Partial withdrawals of payroll deductions are not permitted.
If an employee’s employment is terminated for any reason prior to the termination date of any purchase period in which he or she is participating, no option will be granted to such employee and the payroll deductions credited to his or her account will be returned to the employee. If an employee dies before the termination date of any purchase period in which he or she was participating, the payroll deductions credited to the participant’s account will be paid to the participant’s estate.

Adjustments, Amendments, and Termination
Under the MiniMed ESPP, subject to any required action by the stockholders of MiniMed, if the issued and outstanding shares of MiniMed Common Stock are changed into or exchanged for a different number or kind of shares or securities of MiniMed or of another issuer, or if additional shares or new or different securities are distributed with respect to the outstanding shares of MiniMed Common Stock, through a reorganization or merger to which MiniMed is a party, or through a combination, consolidation, recapitalization, reclassification, stock split, stock dividend, reverse stock split, spin-off transaction, stock consolidation, or other capital change or adjustment, effected without receipt of consideration by MiniMed, or if the value of outstanding shares of MiniMed Common Stock are substantially reduced as a result of a spin-off transaction or an extraordinary dividend or distribution, then equitable adjustments shall automatically be made to the maximum number and class of securities issuable under the MiniMed ESPP, the number and class of securities, and the price per share in effect under each outstanding option and the maximum number and class of securities purchasable by each participant (or in total by all participants if any such limitation is in effect) under the MiniMed ESPP on any one purchase date.
In the event of certain corporate transactions (including, without limitation, a dissolution or liquidation, a sale of substantially all of the assets, a merger, consolidation or reorganization, or a statutory share exchange), MiniMed’s board may either: (i) amend or adjust the provisions of the MiniMed ESPP to provide for the acceleration of the current purchase period and the exercise of options under such period; (ii) continue the MiniMed ESPP with respect to completion of the then current purchase period and the exercise of options under such period; or (iii) terminate the MiniMed ESPP and refund amounts credited to participants’ bookkeeping accounts thereunder. In the event that the MiniMed ESPP is continued, employees will have the right to exercise their options as to an equivalent number of shares of the corporation succeeding MiniMed by reason of such corporate transaction, as provided pursuant to Section 424(a) of the Code, or any successor provision.
The MiniMed ESPP may be terminated at any time by MiniMed’s board provided that (except as set forth above in the event of certain corporate transactions) no termination will take effect with respect to any completed purchase period for which MiniMed has not yet issued the applicable shares of MiniMed Common Stock. Also, MiniMed’s board may amend the MiniMed ESPP as it may deem proper and in the best interests of MiniMed or as may be necessary to comply with Section 423 of the Code or other applicable laws or regulations, provided that no such amendment will, without prior approval of MiniMed’s stockholders: (i) increase the total number of shares for which options may be granted under the MiniMed ESPP (except as set forth above in the event of certain corporate transactions); (ii) permit payroll deductions at a rate in excess of 10 percent of an employee’s compensation, or such other permissible maximum contribution established by the MiniMed Compensation and Talent Committee; (iii) impair any outstanding option without the employee’s consent (except as described above in the event of certain corporate transactions); (iv) change the employees or class of employees eligible to participate under the MiniMed ESPP; or (v) materially increase the benefits accruing to employees under the MiniMed ESPP. MiniMed’s board may also amend the MiniMed ESPP to the extent necessary or desirable to comply with Section 409A of the Code.
The MiniMed Compensation and Talent Committee or the Chief Human Resources Officer of MiniMed may, in order to comply with the laws in other countries in which MiniMed and its subsidiaries operate or have participants, modify the terms and conditions of the MiniMed ESPP as applicable to individuals outside the United States to comply with applicable foreign laws; establish sub-plans and modify administrative procedures and other terms and procedures, to the extent such actions may be necessary or advisable; and take any action deemed advisable to comply with any necessary local governmental regulatory exemptions or approvals; provided, however, that no action may be taken that would violate any securities law, tax law or any other applicable law or cause the MiniMed ESPP not to comply with Section 423 of the Code.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF MEDTRONIC AND MINIMED
Medtronic Ordinary Share Ownership by 5% Beneficial Owners, Directors, and Executive Officers
The following table shows information concerning each person who is known by Medtronic to beneficially own more than 5% of the outstanding Medtronic Ordinary Shares.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Medtronic Ordinary Shares	Of Medtronic Ordinary Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days	Percent of Class

Vanguard Capital Management, 100 Vanguard Blvd., Malvern, PA 19355(1)	96,424,044	N/A	7.54%
BlackRock, Inc., 55 East 52nd Street, New York, NY 10055(2)	113,182,567	N/A	8.85%
______________
(1)The information for security ownership of this beneficial owner is based on a Schedule 13G filed by Vanguard Capital Management, reporting for the quarter ended March 31, 2026. On March 31, 2026, Vanguard, together with its affiliates, held indirect voting power over 96,424,044 ordinary shares. Based upon shares outstanding as of September 3, 2026, the shareholder beneficially owns approximately 7.54% of Medtronic Ordinary Shares outstanding.
(2)The information for security ownership of this beneficial owner is based on a Schedule 13F filed by BlackRock, Inc., reporting for the quarter ended March 31, 2026. On March 31, 2026, Blackrock, together with its affiliates, held indirect voting power over 113,182,567 ordinary shares. Based upon shares outstanding as of September 3, 2026, the shareholder beneficially owns approximately 8.85% of Medtronic Ordinary Shares outstanding.

The following table sets forth the number and percentage of Medtronic Ordinary Shares beneficially owned by Medtronic’s directors, named executive officers, and all Medtronic directors and current executive officers as a group, and lists only individuals serving in such a role as of September 3, 2026.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of Medtronic Ordinary Shares (1)	Of Medtronic Ordinary Shares Beneficially Owned, Amount that May Be Acquired Within 60 Days

Craig Arnold	42,207	2,130
Scott C. Donnelly	23,776	4,789
Lidia L. Fonseca	7,721	2,130
John P. Groetelaars	1,457	1,457
Randall J. Hogan, III	49,020	2,130
William R. Jellison	6,457	1,457
Joon S. Lee, M.D.	1,819	1,819
Gregory P. Lewis	5,775	2,130
Kevin E. Lofton	10,163	2,130
Michael Marinaro	462,595	427,121
Geoffrey S. Martha	2,505,916	2,299,425
Elizabeth G. Nabel, M.D.	19,607	2,130
Thierry Piéton	36,258	30,120
Kendall J. Powell	51,631	28,373
Michelle Quinn	13,126	9,584
Directors and executive officers as a group (18 persons) (2)	3,518,184	3,058,571
_______________
(1)Amounts include the shares shown in the last column, which are not currently outstanding but are deemed beneficially owned because of the right to acquire shares within 60 days of September 3, 2026. Amounts do not include stock options, restricted stock units, and performance share units granted but not yet vested nor exercisable within 60 days of September 3, 2026.
(2)As of September 3, 2026, no director or executive officer beneficially owns more than 1% of the shares outstanding. Medtronic’s directors and executive officers as a group beneficially own approximately 0.28% of the shares outstanding. This total includes Directors and current executive officers serving as of September 3, 2026.
The percentage of beneficial ownership in the two tables above is based on 1,279,169,907 Medtronic Ordinary Shares outstanding as of September 3, 2026. Unless otherwise indicated in the footnotes to the two tables above, the address for each shareholder listed is c/o Medtronic plc, Building 2, Parkmore Business Park West, Co. Galway, H91 4K49, Ireland.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account, or similar arrangement, or (4) the automatic termination of a trust, discretionary account, or similar arrangement. Shares issuable pursuant to such rights to acquire are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those rights to acquire but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the two tables above, to Medtronic’s knowledge all persons listed above have sole voting and investment power with respect to the Medtronic Ordinary Shares beneficially owned by them, subject to applicable community property laws.
MiniMed Common Stock Ownership by 5% Beneficial Owners, Directors, and Executive Officers
The following table shows information as of September 3, 2026 concerning each person who is known by MiniMed to beneficially own more than 5% of the outstanding shares of MiniMed Common Stock.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of MiniMed Common Stock	Of Shares of MiniMed Common Stock Beneficially Owned, Amount that May Be Acquired Within 60 Days	Percent of Class

Medtronic plc	252,813,348	—	89.86%
The following table sets forth the number and percentage of shares of MiniMed Common Stock beneficially owned as of September 3, 2026 by MiniMed’s directors, named executive officers, and all MiniMed directors and current executive officers as a group, and lists only individuals serving in such a role as of September 3, 2026.

Name of Beneficial Owner	Amount and Nature of Beneficial Ownership of MiniMed Common Stock(1)	Of Shares of MiniMed Common Stock Beneficially Owned, Amount that May Be Acquired Within 60 Days

Linnea Burman	—	—
Gillian Chandrasena	5,410	—
Scott Cundy	—	—
Que Dallara	34,252	—
Ali Dianaty	7,215	—
Glenn Eisenberg	—	—
David Endicott	—	—
D. Keith Grossman	—	—
Robert (Bob) A. Hopkins	—	—
Kevin E. Lofton	—	—
Laura Mauri	—	—
Chad Spooner	19,241	—
Matthew (Matt) R. Walter	—	—
Courtney Nelson Wills	3,684	—
Timothy (Tim) A. Wicks	—	—
Directors and executive officers as a group (15 persons)	69,802	—
_______________
(1)Amounts include the shares shown in the last column, which are not currently outstanding but are deemed beneficially owned because of the right to acquire shares within 60 days of September 3, 2026. Amounts do not include stock options, restricted stock units, and performance share units granted but not vesting nor exercisable within 60 days of September 3, 2026.
(2)As of September 3, 2026, no director or executive officer beneficially owns more than 1% of the shares outstanding. MiniMed’s directors and executive officers as a group beneficially own approximately 0.05% of the shares outstanding. This total includes directors and current executive officers serving as of September 3, 2026.

The percentage of beneficial ownership in the two tables above is based on 281,349,931 shares of MiniMed Common Stock outstanding as of September 3, 2026. The address for each stockholder listed above is c/o MiniMed Group, Inc., 18000 Devonshire St., Northridge, CA 91325.
Beneficial ownership is determined in accordance with the rules of the SEC. These rules generally attribute beneficial ownership of securities to persons who possess sole or shared voting power or investment power with respect to those securities. A security holder is also deemed to be, as of any date, the beneficial owner of all securities that such security holder has the right to acquire within 60 days after such date through (1) the exercise of any option or warrant, (2) the conversion of a security, (3) the power to revoke a trust, discretionary account, or similar arrangement, or (4) the automatic termination of a trust, discretionary account, or similar arrangement. Shares issuable pursuant to such rights to acquire are deemed to be outstanding for computing the beneficial ownership percentage of the person holding those rights to acquire but are not deemed to be outstanding for computing the beneficial ownership percentage of any other person. Unless otherwise indicated in the footnotes to the two tables above, to MiniMed’s knowledge all persons listed above have sole voting and investment power with respect to the shares of MiniMed Common Stock beneficially owned by them, subject to applicable community property laws.

AGREEMENTS BETWEEN MEDTRONIC AND MINIMED AND OTHER RELATED PERSON TRANSACTIONS
Relationship between Medtronic and MiniMed
On May 21, 2025, Medtronic announced its intention to separate its Diabetes Operating Unit. MiniMed was incorporated in Delaware on February 27, 2025 in connection with the Separation and was formed to ultimately hold, directly or indirectly, and conduct certain operational activities in anticipation of the planned separation of, the Diabetes Operating Unit. Prior to the Separation, MiniMed was a wholly owned subsidiary of Medtronic and all of the outstanding shares of MiniMed Common Stock were owned by Medtronic.
Medtronic has historically provided certain corporate services to MiniMed, and costs associated with these services have been allocated to MiniMed in MiniMed’s condensed consolidated financial statements and consolidated financial statements. The allocations include certain expenses for services from Medtronic that may have been historically allocated to the Diabetes Operating Unit, including, but not limited to: insurance; warehousing, distribution, and logistics; quality; regulatory; compliance; EHS; finance; tax; investor relations; treasury; human resources; benefits administration; procurement; demand and supply planning; information technology systems and infrastructure; legal; corporate strategy and corporate development; corporate governance; other professional services; and general commercial support functions. The allocations may not reflect the expenses the Diabetes Operating Unit would have incurred if it had been a standalone company for the periods presented. All such amounts have been deemed to have been incurred and settled by the Diabetes Operating Unit in the period in which the costs were recorded. All of these expenses have been allocated on a basis considered reasonable by MiniMed management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Medtronic and its affiliates will continue to provide certain services related to these functions on a transitional basis pursuant to the Transition Services Agreement (as defined below), the Transition Manufacturing and Supply Agreement (as defined below), and other transitional agreements. Following the completion of the Separation, MiniMed assumes responsibility for all of its standalone public company costs, including the costs of corporate services provided by Medtronic and its affiliates to MiniMed prior to the Separation.
Agreements Entered into in Connection with the Separation
Medtronic and MiniMed have entered into a separation agreement (the “Separation Agreement”). The Separation Agreement contains key provisions relating to the Separation and the Divestment. In connection with the Separation, Medtronic and MiniMed also entered into various other agreements that, together with the Separation Agreement, provide for certain transactions to effect the transfer of the assets and liabilities of the Diabetes Operating Unit to MiniMed and have resulted in the separation of MiniMed’s business from Medtronic.
The agreements MiniMed entered into with Medtronic in connection with the Separation, in addition to the Separation Agreement, include:
•the Tax Matters Agreement;
•the Employee Matters Agreement;
•the Intellectual Property Cross-License Agreements;
•the Trademark Agreements;
•the Transition Services Agreement;
•the Registration Rights Agreement;
•the Juncos Lease and Master Services Agreements; and
•the Transition Manufacturing and Supply Agreement.

These agreements, together with the Separation Agreement, govern various interim and ongoing relationships between Medtronic and MiniMed following the Separation. The material terms of the Separation Agreement and the other agreements MiniMed entered into with Medtronic in connection with the Separation are summarized below. Certain of these agreements that MiniMed believes are material agreements have been filed as exhibits to the registration statement of which this prospectus forms a part, and the following summaries of such agreements are qualified in their entirety by reference to the full text of such agreements, filed as exhibits to this registration statement.
Separation Agreement
Medtronic and MiniMed have entered into the Separation Agreement. The Separation Agreement sets forth MiniMed’s agreements with Medtronic regarding the principal actions to be taken in connection with the Separation. The Separation Agreement also sets forth other agreements that govern aspects of MiniMed’s relationship with Medtronic following the completion of the Separation.
Transfer of Assets and Assumption of Liabilities
The Separation Agreement identifies certain transfers of assets and assumptions of liabilities that were necessary to effect the Separation. In exchange for these assets, MiniMed, as consideration, assumed the liabilities associated with the assets of the Diabetes Operating Unit and issued to Medtronic shares of MiniMed Common Stock. In connection with the transfer of assets to MiniMed, MiniMed (i) retained $309 million of the net proceeds from its initial public offering such that, immediately following the completion of the offering, it had approximately $350 million of cash on hand, and (ii) used the excess of the net proceeds over $309 million to repay (or cause one or more of its subsidiaries to repay) intercompany debt owed to Medtronic under a note.
The Separation Agreement provides that such transfers and assumptions result in MiniMed generally holding (1) all assets primarily related to, or used or held for use primarily in connection with, MiniMed’s business or operations and (2) all liabilities to the extent relating to, arising out of, or resulting from the past, current, or future operation or conduct of its business or assets. However, the Separation Agreement also provides that certain assets and liabilities are to be allocated between Medtronic and MiniMed without regard to such general rule, including certain specified environmental liabilities retained by Medtronic and intellectual property allocated based on exclusive use, such that MiniMed receives only intellectual property that is exclusively used in or related to the Diabetes Operating Unit, although the patents that MiniMed receives are specified on a schedule to the Separation Agreement, with certain shared or dual-use intellectual property addressed through the Intellectual Property Cross-License Agreements and the Trademark Agreements (each as defined below).
In addition, MiniMed and Medtronic have agreed to use their respective reasonable best efforts to divide, partially assign, modify, or replicate (in whole or in part) the other party’s rights and obligations under and in respect of any contract or agreement that relates in any material respect to Medtronic and MiniMed’s businesses. The Separation Agreement also provided for the settlement or extinguishment of certain liabilities and other obligations between Medtronic and MiniMed.
Intercompany Arrangements
All agreements, arrangements, commitments, and understandings, including most intercompany accounts payable or accounts receivable, between Medtronic, on the one hand, and MiniMed, on the other hand, terminated effective as of the consummation of the Separation, except specified agreements and arrangements that are either (1) intended to survive the Separation or (2) between a Deferred Local Business (as defined below under “—Deferred Markets”), on the one hand, and Medtronic, on the other hand.
Credit Support
Other than as contemplated by the immediately following sentence, MiniMed agreed to use its reasonable best efforts to arrange, prior to the completion of the Separation, for the replacement of all guarantees, covenants, indemnities, surety bonds, letters of credit, or similar assurances of credit support currently provided by or through Medtronic or any of its subsidiaries for the benefit of MiniMed’s business and agreed to indemnify Medtronic for any costs incurred in connection with any such assurance of credit support that survived the completion of the Separation. Medtronic has agreed to guarantee certain of MiniMed’s payment obligations to Blackstone under the Blackstone Agreements, and MiniMed’s obligation to reimburse Medtronic for any amounts paid under such guarantees survives the Separation.
Representations and Warranties
In general, neither Medtronic nor MiniMed makes any representations or warranties regarding any assets or liabilities transferred or assumed, any consents or approvals that may be required in connection with these transfers or assumptions, the value or freedom from any lien or other security interest of any assets transferred, the absence of any defenses relating to any claim of either party, or the legal sufficiency of any conveyance documents. Except as expressly set forth in the Separation Agreement, any other agreement MiniMed entered into with Medtronic in connection with the Separation, or any tax certificate or representation letter delivered in connection with the Separation, all assets are transferred on an “as is,” “where is” basis.
Deferred Markets
The Separation Agreement provides that, in order to ensure compliance with applicable law, to obtain necessary governmental approvals and other consents, and for other business reasons, Medtronic and MiniMed will defer until after the completion of the Separation the transfer of certain assets and assumptions of certain liabilities of MiniMed’s businesses in certain jurisdictions (each, a “Deferred Local Business”). Medtronic and MiniMed deferred the transfer of 1% of MiniMed’s total assets and 6% of MiniMed’s total liabilities.
With respect to certain Deferred Local Businesses, Medtronic and MiniMed entered into a net economic benefit arrangement, pursuant to which, among other things, Medtronic will transfer to MiniMed the net profits from the operation of each such Deferred Local Business (or, in the event the operations of any such Deferred Local Business result in net losses to Medtronic, MiniMed will reimburse Medtronic for the amount of such net losses). MiniMed will control pricing and other strategic decisions in relation to products subject to the net economic benefit arrangement and maintain the risk of loss for all products subject to the net economic benefit arrangement, even if Medtronic has legal title to such products or stores such products in its facilities. MiniMed will reimburse Medtronic for any amounts paid to customers for returned products, for bad debts, for a service reimbursement fee that includes costs of freight, duties, employee compensation, marketing expenses, administrative expenses and other expenses, costs, penalties, fines, or liabilities incurred by Medtronic in relation to the Deferred Local Businesses, and will be responsible for costs related to a recall or a similar event. Until such time as a Deferred Local Business has been transferred to MiniMed, the Separation Agreement generally provides that, subject to the net economic benefit agreement, (1) Medtronic will use reasonable best efforts to (x) provide MiniMed with the economic and operational claims, rights, benefits, and burdens that would accrue to MiniMed if such Deferred Local Businesses were conveyed and transferred to (or assumed by) MiniMed as of the Separation, including the net profits or losses associated with the ownership of such Deferred Local Business, and (y) reasonably cooperate with MiniMed, at MiniMed’s expense, to enforce any rights of the Deferred Local Business that are available against any third party; (2) Medtronic and, if applicable, such Deferred Local Business will hold in trust for and pay to MiniMed promptly upon receipt thereof, any proceeds received in respect of the Deferred Local Business, net of any liabilities and taxes with respect thereto; and (3) MiniMed will pay, perform, and discharge fully when due all obligations, and indemnify Medtronic in respect of the Deferred Local Business and provide such Deferred Local Business and Medtronic, as applicable, such supply, maintenance, support, or other services that may be required.
The transfers of the Deferred Local Businesses are subject to the satisfaction of conditions, certain of which are beyond Medtronic or MiniMed’s control, including MiniMed’s obtaining certain licenses and permits. As a result, there can be no assurance when such Deferred Local Businesses will ultimately be transferred to MiniMed, if ever. See “Risk Factors—Risks Related to MiniMed’s Relationship with Medtronic—The transfer of certain assets and liabilities from Medtronic to MiniMed contemplated by the Separation will not be complete prior to the completion of the Exchange Offer.”

Delayed or Improper Transfers
In the event that it is discovered any time after the Separation that there was an omission of transfer or conveyance by Medtronic or MiniMed of any assets or liabilities, as the case may be, Medtronic and MiniMed will agree to use their respective reasonable best efforts to promptly effect any such transfer, conveyance, acceptance, or assumption of such assets or liabilities. In addition, in the event that it is discovered any time after the Separation that there was an improper transfer or conveyance, or acceptance or assumption of any asset or liability, as the case may be, Medtronic and MiniMed will agree to use their respective reasonable best efforts to promptly transfer or convey such asset or liability back to the transferring or conveying party or to rescind any acceptance or assumption of such asset or liability. Further, to the extent that any transfer or conveyance of an asset (subject to certain exceptions as described in the Separation Agreement) required by the Separation Agreement to be so transferred, conveyed, accepted, or assumed was not completed on or prior to the Separation, Medtronic and MiniMed also agreed to use their respective reasonable best efforts to effect such transfer, conveyance, acceptance, or assumption as promptly following the date of the Separation as reasonably practicable.
Subsequent Stock Issuances
The Separation Agreement provides that, prior to the Divestment, MiniMed will not issue any shares of MiniMed Common Stock without the prior written consent of Medtronic, which consent may be withheld in Medtronic’s sole discretion. Further, regardless of whether or not Medtronic consents to any such stock issuance, in no case prior to the Divestment may any issuance of shares of MiniMed Common Stock result in Medtronic owning less than 80.1% of the voting power of shares of MiniMed Common Stock eligible to vote in the election of MiniMed’s directors.
Exchange of Information
Medtronic and MiniMed have each agreed to provide each other with information relating to periods prior to the completion of the Separation which is reasonably necessary to (1) comply with reporting, disclosure, filing, notification, or other requirements of any national securities exchange or governmental authority, for use in judicial, regulatory, administrative, and other proceedings, (2) at any time prior to the fifth anniversary of the Separation, satisfy audit, accounting, regulatory, litigation, and other similar requirements, or (3) comply with any obligations under the Separation Agreement or any related agreement in connection with the Separation. Medtronic and MiniMed also agreed to provide each other with information to the extent relating to Medtronic and its business or assets or MiniMed and MiniMed’s business and assets, respectively.
In addition, MiniMed will agree to comply with certain covenants relating to MiniMed’s financial reporting for so long as Medtronic is required to consolidate MiniMed’s results of operations and financial position or to account for Medtronic’s investment in MiniMed under the equity method of accounting, and following the end of such period, for so long as Medtronic’s financial statements remain subject to audit or review for any fiscal year or interim period during which such consolidation or equity method accounting occurred. These covenants will include, among others, covenants regarding:
•during the period in which Medtronic consolidates MiniMed’s results or accounts for Medtronic’s investment in MiniMed under the equity method, delivery of monthly, quarterly, and annual financial information, periodic budgets and financial projections, and supporting schedules, workpapers, and other financial information to Medtronic;
•maintenance of certain disclosure and financial controls;
•provision to Medtronic of access to MiniMed’s auditors and certain books and records related to internal accounting controls or operations;
•cooperation with Medtronic to the extent reasonably requested by Medtronic in the preparation of Medtronic’s public filings and press releases; and

•selection of MiniMed’s independent auditors, which will require Medtronic’s prior written consent (not to be unreasonably withheld, conditioned, or delayed) if MiniMed seeks to select an accounting firm other than PricewaterhouseCoopers LLP (or its affiliate accounting firms), unless required by law or directed by Medtronic in accordance with a change in its accounting firm.
Divestment or Other Disposition
Medtronic has the sole and absolute discretion, subject to applicable law, to determine the terms of, and whether and when to proceed with, any disposition of the shares of MiniMed Common Stock owned by Medtronic. MiniMed is required to cooperate with Medtronic to effect any such subsequent Divestment or other disposition.
Release of Claims
Medtronic and MiniMed each agreed, subject to certain exceptions, to release the other party and its affiliates, successors, and assigns and all persons that, at or prior to the completion of the Separation, have been the other party’s shareholders, directors, officers, agents, or employees, and their respective heirs, executors, administrators, successors, and assigns, from any and all claims against any of them that arose out of or related to events, circumstances, or actions occurring or failing to occur or any conditions existing at or prior to the completion of the Separation.
Indemnification
Medtronic and MiniMed have each agreed to indemnify the other party and each of the other party’s current and former shareholders, directors, officers, agents, and employees, and each of the heirs, executors, successors, and assigns of any of them, against certain liabilities incurred in connection with the Separation and Medtronic and MiniMed’s respective businesses. The Separation Agreement also specifies procedures regarding claims subject to indemnification.
Management of Legal and Remedial Actions
The Separation Agreement governs the management and direction of pending and future legal actions in which Medtronic or MiniMed is named as a party. In general, neither Medtronic nor MiniMed may resolve any legal action without the prior written consent of the other party (such consent not to be unreasonably withheld, conditioned, or delayed) if such resolution (1) contains any finding or admission of any violation of law by such other party, (2) would result in any non-monetary remedy against such other party, or (3) does not include a full and unconditional release of such other party (to the extent such other party is a named party in the legal action). The Separation Agreement also governs the management of any future environmental remedial actions that are subject to indemnification or reimbursement pursuant to the Separation Agreement.
Insurance
Following the completion of the Separation, MiniMed does not have access to, nor the right to make any claims under, Medtronic’s insurance policies for any events, actions, or circumstances that occur after the Separation. The Separation Agreement provides for the allocation between the parties of rights and obligations under existing insurance policies with respect to claims covered by Medtronic’s existing insurance policies prior to the Separation and sets forth procedures for the administration of insured claims and related matters. Because Medtronic self-insures most of its insurable risks, MiniMed will only be able to assert limited claims related to its liabilities under Medtronic’s insurance policies for select events that occurred prior to the Separation, subject to Medtronic’s primary control over such claims, the terms and conditions of the relevant insurance policies, and the limited nature of Medtronic’s insurance coverage. MiniMed will be responsible (including, upon the request of Medtronic, by reimbursement to Medtronic for amounts paid or payable by it) for the reimbursement liability (including any deductible, coinsurance, or retention payment) related to its portion of the liability, unless otherwise agreed in writing by Medtronic. Additionally, each calendar year commencing with the first full calendar year following the Separation, MiniMed will pay to Medtronic an upfront payment not to exceed $1 million per calendar year, which amount shall be determined by Medtronic in good faith based on Medtronic’s reasonable estimate of the aggregate amount of pre-Separation insurance claims that MiniMed will be required to reimburse for purposes of Medtronic’s coverage of any upfront payments required in connection with MiniMed’s insurance claims.
Dispute Resolution
Medtronic and MiniMed will attempt in good faith to resolve disputes arising under the Separation Agreement by negotiation among their respective senior officers. Any dispute unable to be resolved through this process may be referred to non-binding mediation for resolution. If Medtronic and MiniMed are unable to resolve a dispute through negotiation or mediation, then either Medtronic or MiniMed may submit the dispute to the Court of Chancery of the State of Delaware or, in certain circumstances, to an alternative court in the State of Delaware.
Tax Matters Agreement
Medtronic and MiniMed have entered into a tax matters agreement (the “Tax Matters Agreement”). The Tax Matters Agreement governs Medtronic and MiniMed’s respective rights, responsibilities, and obligations following the Separation with respect to tax matters, including tax liabilities, tax attributes, tax returns, and tax contests. In addition, the Tax Matters Agreement imposes certain restrictions on MiniMed and its subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets, and similar transactions) intended to preserve the generally tax-free status of various transactions related to the Separation and the Divestment.
Allocation of Taxes
Under the Tax Matters Agreement, Medtronic is generally responsible for (1) all taxes with respect to or required to be reported on tax returns that only include Medtronic or one of its subsidiaries (and not MiniMed or one of its subsidiaries) for all tax periods, (2) all taxes imposed on a consolidated tax return group that includes Medtronic or its subsidiaries and MiniMed or its subsidiaries, and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or one of its subsidiaries with respect to taxable periods (or portions thereof) that end on or prior to the date of the completion of the Separation, and (3) all taxes imposed on a consolidated tax return group that includes Medtronic or its subsidiaries and MiniMed or its subsidiaries, and state and foreign income, franchise, capital gain, withholding, and similar taxes imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or one of its subsidiaries, in each case that do not relate to MiniMed’s business, for all taxable periods (or portions thereof) that end after the date of the completion of the Separation, except MiniMed will be responsible for taxes resulting from any breach of certain covenants made by MiniMed in the Tax Matters Agreement or other Separation-related agreements. MiniMed will generally be responsible for all U.S. federal, state, or foreign income, franchise, capital gain, withholding, or similar taxes (1) imposed on a consolidated, combined, or unitary tax return group (or similar tax group under non-U.S. law) that includes Medtronic or its subsidiaries and MiniMed or its subsidiaries, in each case that relate to MiniMed’s business that was separated from Medtronic and transferred to MiniMed pursuant to the Separation Agreement (and other agreements), for all taxable periods (or portions thereof) that end after the date of the completion of the Separation and (2) imposed on a separate return basis on MiniMed (or any of its subsidiaries or any subgroup consisting solely of MiniMed and its subsidiaries), as applicable, for all tax periods, except Medtronic will be responsible for taxes resulting from any breach of any covenant made by Medtronic in the Tax Matters Agreement or other Separation-related agreements. Under the Tax Matters Agreement, Medtronic will be responsible for certain taxes arising as a result of the Separation, as determined by Medtronic in its discretion. Further, Medtronic and MiniMed will also each be responsible for 50% of certain unanticipated tax liabilities arising from a failure of certain steps of the Separation, including certain internal reorganization transactions undertaken in anticipation of the Divestment, and the Divestment to qualify as transactions that are generally tax-free for U.S. federal income tax purposes.
Neither Medtronic nor MiniMed’s obligations under the Tax Matters Agreement are limited in amount or subject to any cap. In addition, because certain of MiniMed’s subsidiaries were members of a consolidated U.S. federal income tax group that includes certain subsidiaries of Medtronic, such subsidiaries have (and will continue to have following the Separation and the Divestment) joint and several liability with such subsidiaries of Medtronic to the IRS for the consolidated U.S. federal income taxes of such members of Medtronic relating to the taxable periods in which MiniMed was part of the group.
Preservation of the Generally Tax-Free Status of Certain Steps of the Separation and the Divestment
The Divestment is conditioned on, among other things, the receipt of the Tax Opinion by Medtronic. The Tax Opinion will rely on certain facts, assumptions, representations, and undertakings from Medtronic and MiniMed regarding the past and future conduct of the companies’ respective businesses and other matters.
In addition, the Tax Matters Agreement imposes certain restrictions on MiniMed and its subsidiaries (including, among others, restrictions on share issuances, business combinations, sales of assets, and similar transactions) intended to preserve the generally tax-free status of the Separation and the Divestment. The Tax Matters Agreement provides special rules that allocate tax liabilities in the event either (1) the Divestment and certain related transactions fail to qualify as transactions that are generally tax-free or (2) any internal separation transaction that is intended to qualify as a transaction that is generally tax-free fails to so qualify. In general, under the Tax Matters Agreement, each party is expected to be responsible for any taxes and related amounts imposed on Medtronic or MiniMed (or such entity’s respective subsidiaries) that arise from the failure to so qualify, to the extent that the failure to so qualify is attributable to actions, events, or transactions relating to such party’s respective shares, assets, or business, or a breach of, or inaccuracy in, the relevant representations or covenants made by that party in the Tax Matters Agreement. MiniMed’s indemnification obligations to Medtronic under the Tax Matters Agreement are not limited in any amount or subject to any cap. If MiniMed is required to pay any taxes or indemnify Medtronic and its subsidiaries and their respective officers and directors under the circumstances set forth in the Tax Matters Agreement, MiniMed may be subject to substantial liabilities.
Employee Matters Agreement
Medtronic and MiniMed have entered into an employee matters agreement (the “Employee Matters Agreement”). The Employee Matters Agreement addresses certain employment, compensation, and benefits matters, including the allocation and treatment of certain assets and liabilities relating to MiniMed’s employees, the treatment of outstanding Medtronic equity awards held by MiniMed’s employees, and compensation and benefit plans and programs in which MiniMed’s employees participate.
Allocation of Employee-Related Liabilities
Except as specifically provided in the Employee Matters Agreement, following the Separation MiniMed will generally assume, perform, and discharge employee‑related liabilities for its current and former employees (including those primarily dedicated to the Diabetes Business), and Medtronic will generally retain employee‑related liabilities for its current and former employees, in each case whenever arising. For shared‑services personnel supporting both businesses prior to the Separation, liabilities incurred prior to transfer have been allocated pro rata consistent with historic time allocation. The Separation and the Divestment will not constitute a termination of employment or a “change in control” under applicable Medtronic or MiniMed plans and will not trigger severance or similar benefits, except as expressly provided in the Employee Matters Agreement.
Collective Bargaining Agreements
To the extent that any of MiniMed’s employees are covered by a collective bargaining agreement prior to the Separation, MiniMed has agreed to become a successor employer to such collective bargaining agreement and to comply with, honor, and fulfill its obligations under such collective bargaining agreement. MiniMed is responsible for, and has agreed to comply with, all legal obligations relating to collective bargaining and representation. MiniMed has agreed to indemnify Medtronic for any failure to comply with such legal obligations relating to collective bargaining and negotiation and for any obligations to MiniMed’s employees that may arise under a collective bargaining agreement on or after the applicable transfer date. Medtronic and MiniMed have agreed to cooperate and consult in good faith to provide notice to, engage in consultation with, and take any similar action which may be required with respect to any employee representative body covering MiniMed’s employees.

Equity Incentive Compensation
•RSUs held by MiniMed employees: Outstanding Medtronic restricted share unit awards held by MiniMed’s employees were converted into MiniMed RSUs based on a conversion ratio designed to preserve intrinsic value, and generally retained original service‑based vesting, terms, and restrictions (except as otherwise provided in the Employee Matters Agreement).
•PSUs held by MiniMed employees: Outstanding Medtronic performance share unit awards granted in fiscal years 2025 and 2026 and held by MiniMed employees were converted into MiniMed RSUs at levels determined under the Employee Matters Agreement (generally target or projected achievement, as specified), and thereafter vest based on continued service only. Outstanding Medtronic performance share unit awards granted in fiscal year 2024 and held by MiniMed employees remain denominated in Medtronic Ordinary Shares and continue to be eligible based on such employees’ continued service and actual level of performance as provided in the Employee Matters Agreement.
•Stock options held by MiniMed employees: Outstanding Medtronic options held by MiniMed employees remain denominated in Medtronic Ordinary Shares. Unvested options vested as of the Separation, and the exercise period is limited as provided in the Employee Matters Agreement (generally until the earlier of the original expiration date and five years after the Separation Date). Medtronic retains the liabilities for these retained Medtronic awards.
•Administration and tax: MiniMed has registered shares issuable under the converted awards and under its equity plan on Form S‑8 and administers the converted awards. Medtronic retains tax deductions with respect to retained Medtronic awards and the parties have agreed on procedures for withholding, reporting, and information sharing.
Annual Incentive Awards
Following the Separation, MiniMed assumed the obligations under Medtronic’s 2026 annual incentive programs with respect to MiniMed employees for the portion of fiscal year 2026 that follows the Separation.
Defined Benefit Pensions
MiniMed does not assume U.S. qualified defined benefit pension plans. Medtronic’s U.S. defined benefit plans (including the Medtronic Retirement Plan and associated plan) remain with Medtronic, and no assets or liabilities of those plans transfer to MiniMed. Outside of the U.S., to the extent required by law or plan terms (as set forth in the Employee Matters Agreement), certain non‑U.S. defined benefit plan assets and liabilities relating to MiniMed employees may transfer to replacement MiniMed plans that provide substantially comparable benefits in the aggregate as of the effective transfer date. Any such transfers have been and will be effected in accordance with applicable law and actuarial valuation, and include customary true‑ups and indemnities as set forth in the Employee Matters Agreement.
Defined Contribution Plans
MiniMed has established a MiniMed 401(k) savings plan and related trusts that will receive a trust‑to‑trust transfer of MiniMed employees’ account balances (including outstanding participant loans) from the corresponding Medtronic plans, in accordance with the Employee Retirement Income Security Act and the Code. Investments in any Medtronic stock fund will be liquidated to cash before transfer. Outside of the United States, MiniMed employees will cease active participation in Medtronic defined contribution plans as of their transfer date and will be offered participation in MiniMed plans providing substantially comparable benefits in the aggregate, subject to local law.
Welfare and Other Benefit Plans
MiniMed employees are eligible to participate in MiniMed health and welfare plans as of their applicable transfer dates. MiniMed plans waive pre‑existing condition limitations and evidence‑of‑insurability, and MiniMed will use commercially reasonable efforts to cause its U.S. and Puerto Rico plans to give credit for deductibles and out‑of‑pocket maximums accrued under Medtronic plans for the plan year in which such employees commence participation in MiniMed’s health and welfare plans. Medtronic is responsible for all welfare claims of MiniMed employees incurred prior to the applicable transfer date; MiniMed is responsible for all claims incurred by MiniMed employees on or after the applicable transfer date.
Transition Services
To ensure continuity, Medtronic and MiniMed have entered into transition services and related arrangements (including HR and payroll administration, equity administration support, IT systems, other corporate services, and certain facility use rights) for defined periods, generally ranging from one to three years depending on the service and geography, on arm’s‑length terms.
Intellectual Property Cross-License Agreements
Medtronic and MiniMed have entered into the MGH-MM Intellectual Property Cross-License Agreement and the MPLC-MHSS Intellectual Property Cross-License Agreement (collectively, the “Intellectual Property Cross-License Agreements”). Pursuant to the Intellectual Property Cross-License Agreements, each of Medtronic and MiniMed (in such capacity, the “licensor”) has granted to the other party (in such capacity, the “licensee”) certain irrevocable, non-exclusive, worldwide, royalty-free, non-sublicensable (subject to certain exceptions), and non-transferable (subject to certain exceptions) licenses that are intended to provide the companies freedom to operate in their respective businesses.
Trademark Agreements
Medtronic and MiniMed have entered into a transitional trademark cross-license agreement and a trademark co-existence agreement (collectively, the “Trademark Agreements”) that collectively govern Medtronic and MiniMed’s respective rights, responsibilities, and obligations with respect to trademarks.
Transitional Trademark Cross-License Agreement
Medtronic and MiniMed have entered into a transitional trademark cross-license agreement (the “Transitional Trademark Cross-License Agreement”). Pursuant to the Transitional Trademark Cross-License Agreement, Medtronic has granted MiniMed a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up, worldwide license to use certain trademarks owned by Medtronic (the “Licensed Medtronic Marks”), consisting primarily of marks related to “Medtronic,” on a transitional basis following the Separation. Medtronic retains exclusive ownership of the Licensed Medtronic Marks, including any goodwill that might be acquired by MiniMed’s use of such marks. Additionally, MiniMed has granted Medtronic a non-exclusive, non-sublicensable (subject to certain exceptions), non-assignable (subject to certain exceptions), royalty-free, fully paid up, worldwide license to use certain trademarks allocated to MiniMed that are currently used in Medtronic’s retained business for a transitional time period following the Separation.
The term of the Transitional Trademark Cross-License Agreement is five years following the date of the Separation. However, for certain specified uses of the Licensed Medtronic Marks, the period of use may be shorter than such term.
The licenses granted pursuant to the Transitional Trademark Cross-License Agreement extend only to the licensee’s existing uses in its applicable business, and certain intended uses of the licensed trademarks as of the date of the Transitional Trademark Cross-License Agreement. Each licensee has agreed to adhere to certain quality standards in using the licensed trademarks. Subject to certain exceptions and other customary restrictions, the licensee is not permitted to (1) use or register in any jurisdiction any trademarks confusingly similar to, or consisting in whole or in part of, any of the licensed trademarks or (2) register any of the licensed trademarks in any jurisdiction, without, in each case, the express prior written consent of the licensor.
The licensor will retain the sole right to file, prosecute, maintain, and renew, as applicable, the licensed trademarks. The licensor will also retain the sole right to defend, enforce, and protect the licensed trademarks at its cost.

Trademark Co-Existence Agreement
Medtronic and MiniMed have entered into a trademark co-existence agreement (the “Trademark Co-Existence Agreement”). The Trademark Co-Existence Agreement establishes certain global parameters regarding registration and use of trademarks related to the “CARELINK” brand used in Medtronic and MiniMed’s respective businesses (the “Co-Existing Trademarks”). These parameters are intended to avoid confusion among consumers regarding the Co-Existing Trademarks. The parties have also agreed to undertake additional cooperative efforts to mitigate any actual consumer confusion that may occur regarding the Co-Existing Trademarks. The Trademark Co-Existence Agreement remains in effect as long as the parties, or their successors or assigns, are using, or intend to use, the Co-Existing Trademarks and abide by certain restrictions, including not to object or otherwise challenge any use or registration of the Co-Existing Trademarks by the other party so long as such use and registration is in accordance with such agreement.
Transition Services Agreement
Medtronic and MiniMed have entered into a transition services agreement (the “Transition Services Agreement”). Pursuant to the Transition Services Agreement, Medtronic provides MiniMed and MiniMed provides Medtronic with specified services for a transitional period following the Separation. The Transition Services Agreement is intended to help ensure an orderly transition following the Separation and facilitates cooperation between Medtronic and MiniMed to exit, transition, migrate, and integrate each Medtronic service to MiniMed as soon as reasonably practicable. The cost of these services has been negotiated between Medtronic and MiniMed and may not necessarily be reflective of prices MiniMed could have obtained for similar services from an independent third party.
Fees
The Transition Services Agreement specifies the fees for the services, on a service-by-service basis, which are based on the costs specified in the Transition Services Agreement’s schedules and subject to a 3% increase on an annual basis. Services extended beyond their original term are subject to incremental surcharges of 25% for the first three months and 50% for the subsequent three months, with extensions capped at six months from the applicable termination date of such services. In addition to any service fees, MiniMed is also required to bear reasonable and documented one-time costs and expenses incurred by Medtronic or its affiliates in order to enable their provision of the services, as well as costs to secure necessary third-party consents or alternative service arrangements, customs duties, and certain taxes, as applicable. For information on MiniMed management’s expectations of how the costs of the Transition Services Agreement will differ from the historical costs that have been allocated to MiniMed related to these same services, refer to note (b) to MiniMed’s unaudited pro forma condensed consolidated statement of operations.
Term and Termination
In general, the services began upon the completion of the Separation and cover a period generally not exceeding 24 months following the Separation. The termination of any service before the end of its term requires advance written notice and may require payment of certain termination charges consisting of any out-of-pocket breakage, termination fees, or other costs payable by Medtronic to third parties solely as a result of the early termination of such service.
Registration Rights Agreement
Medtronic and MiniMed have entered into a registration rights agreement (the “Registration Rights Agreement”). Pursuant to the Registration Rights Agreement, MiniMed has granted to Medtronic certain registration rights with respect to the shares of MiniMed Common Stock owned by Medtronic. Medtronic may transfer these rights in certain limited circumstances. Such transferees (together with Medtronic, “Holders”) will thereafter be bound by the terms of the Registration Rights Agreement.

Demand Registration
Holders are able to request registration under the Securities Act of all or any portion of their shares of MiniMed Common Stock covered by the Registration Rights Agreement, and MiniMed is obligated, subject to limitations on minimum offering size and certain other limited exceptions, to register such shares as requested by such Holders. Holders are able to designate the terms of each offering effected pursuant to a demand registration, which may take the form of a shelf registration, and are able to request that MiniMed complete up to two demand registrations in any 12-month period.
MiniMed is not required to honor a demand registration if it has effected a registration within the preceding 60 days. In addition, if MiniMed reasonably determines in good faith that filing a registration statement would be significantly disadvantageous to it, MiniMed may delay filing such registration statement until the earlier of 60 days after it makes such determination or seven days after the disadvantageous condition no longer exists.
Piggyback Registration
If MiniMed at any time proposes to register any shares of MiniMed securities (whether proposed to be offered for sale by MiniMed or other security holders) on a form and in a manner that would permit the registration for offer and sale of shares of MiniMed Common Stock held by Holders, Holders will have the right to include their shares of MiniMed Common Stock in that offering, subject to certain limitations.
Indemnification
The Registration Rights Agreement contains customary indemnification and contribution provisions by MiniMed for the benefit of Holders and, in limited situations, by Holders for the benefit of MiniMed with respect to the information provided by such Holders included in any registration statement, prospectus, or related document.
Juncos Lease and Services Agreements
Medtronic and MiniMed have entered into a lease agreement and a services agreement pursuant to which MiniMed has provided a long-term lease to Medtronic for a portion of MiniMed’s Juncos, Puerto Rico facility (the “Juncos Lease”), where Medtronic manufactures products for certain of its retained operating units.
Pursuant to the Juncos Lease, MiniMed provides Medtronic a range of site maintenance, security, and support services, including services related to access to designated common spaces, access to electricity and water, general janitorial and cleaning services, infrastructure, electrical and mechanical maintenance services, and site logistics. Lease payments have been determined using arm’s length, industrial leasing rates. The initial term of the lease is ten years and may be terminated by Medtronic upon one year’s written notice. If Medtronic provides 180 days’ written notice of a desire to renew the lease, Medtronic and MiniMed will negotiate in good faith to determine whether mutually agreeable terms may be reached with respect to a renewal of the lease.
Pursuant to a separate services agreement (the “Juncos Services Agreement”), MiniMed provides to Medtronic warehousing services for raw materials and production supplies. The specified services and required service levels have been set forth in mutually agreed-upon statements of work. Medtronic is responsible for its own on-site commercial and manufacturing activities. The initial term of the Juncos Services Agreement is ten years and may be terminated by Medtronic upon 90 days’ written notice. If Medtronic provides 90 days’ written notice of a desire to renew the Juncos Services Agreement, Medtronic and MiniMed will negotiate in good faith to determine whether mutually agreeable terms may be reached with respect to such renewal.
Transition Manufacturing and Supply Agreement
Medtronic and MiniMed have entered into a transition manufacturing and supply agreement (the “Transition Manufacturing and Supply Agreement”) pursuant to which Medtronic and its affiliates provide MiniMed with certain manufacturing, fabrication, and testing services for a transitional period of time with respect to wafers and analog front-ends, which MiniMed incorporates into commercial product and use to conduct certain research and development activities. The specified products and services have been set forth in mutually agreed-upon project orders, each of which are governed by the terms of the Transition Manufacturing and Supply Agreement.

Under the terms of the Transition Manufacturing and Supply Agreement and project orders, MiniMed pays Medtronic a price equal to the labor, burden, and materials needed to supply the applicable product plus a fixed percentage markup and indirect costs.
Each project order under the Transition Manufacturing and Supply Agreement has an initial term not to exceed 24 months. Either party may terminate a project order by mutual written agreement or upon a material breach by the other party, subject to customary notice and cure provisions. MiniMed may also terminate a project order upon 90 days’ written notice, subject to its payment of a termination fee calculated based on Medtronic’s reasonable and documented expenses related to the cessation of the services provided under the applicable project order.
Other Agreements with Medtronic
Real Estate Agreements
Medtronic’s owned real property and leased space has been allocated between Medtronic and MiniMed, as the case may be, in a manner that is consistent with the different business uses and needs of Medtronic and MiniMed. To the extent owned property or leased space is to be shared by Medtronic and MiniMed on a long-term basis or associated real estate services need to be provided by one party to the other, Medtronic and MiniMed may enter into various agreements that will govern each party’s rights and obligations with respect to any such owned or leased property, shared space, or service provided. In addition, certain facilities will, pursuant to transition services agreements, be shared between Medtronic and MiniMed for a limited period of time following the Separation. MiniMed does not expect these real estate agreements between Medtronic and MiniMed, individually or in the aggregate, to comprise a material portion of MiniMed’s property portfolio nor to have a material impact on MiniMed’s business, results of operations, or financial condition.
Related Person Transaction Policies and Procedures
MiniMed’s board of directors has adopted written related person transaction policies and procedures. These policies and procedures require that all “interested transactions” (as defined below) between MiniMed or any of its subsidiaries and a “related person” (as defined below) will be subject to approval or ratification by MiniMed’s Nominating and Corporate Governance Committee if composed exclusively of independent directors or, in the absence of such a committee, a majority of the independent directors then serving on MiniMed’s board of directors (in each case, the “MiniMed Related Person Transaction Committee”). In determining whether to approve or ratify such transactions, the MiniMed Related Person Transaction Committee considers, among other factors it deems appropriate, whether the interested transaction is on the same terms as are generally available to an unaffiliated third-party under the same or similar circumstances, the extent of the related person’s interest in the transaction, and any other information regarding the interested transaction or the related person that would be material to investors in light of the circumstances. An interested transaction may be approved only if it is determined in good faith that, under all of the circumstances, the interested transaction is in the best interests of MiniMed and MiniMed’s stockholders. In addition, the MiniMed Related Person Transaction Committee reviews certain categories of interested transactions and deems them to be pre-approved or ratified. Finally, the policies provide that no MiniMed director shall participate in any discussion or vote regarding an interested transaction for which he or she is a related person, except that such director shall provide all relevant information concerning the interested transaction to the MiniMed Related Person Transaction Committee.
Under the policies, an “interested transaction” is defined as any transaction, arrangement, or relationship or series of similar transactions, arrangements, or relationships (including any indebtedness or any guarantee of indebtedness) in which:
•the aggregate amount involved will or may be expected to exceed $120,000;
•MiniMed or one of its subsidiaries is a participant; and
•any related person has or will have a direct or indirect interest.
An “interested transaction” includes a material amendment or modification to an existing interested transaction.

A “related person” is defined as any:
•person who is or was (since the beginning of the last fiscal year for which MiniMed has filed a Form 10-K and proxy statement) one of MiniMed’s executive officers, directors, or nominees for election as a MiniMed director (even if they do not presently serve in that role);
•greater than 5% beneficial owner of MiniMed Common Stock; or
•immediate family member of any of the foregoing, as such terms are interpreted under Item 404 of Regulation S-K.
MiniMed’s related person transaction policies and procedures were not in effect at the time MiniMed entered into the agreements with Medtronic described above under “—Agreements Entered into in Connection with the Separation.” Each of the agreements between Medtronic and MiniMed that were entered into prior to the Separation, and any transactions contemplated thereby, are deemed to have been approved and not subject to the terms of MiniMed’s related person transaction policies or procedures.

DESCRIPTION OF CAPITAL STOCK OF MINIMED
The following description summarizes the material terms of MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws, as well as relevant sections of the DGCL. The following description is not complete and is qualified by reference to the full text of MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws, which have been filed as exhibits to the registration statement of which this prospectus forms a part, as well as the applicable provisions of the DGCL.
General
MiniMed’s authorized capital stock consists of 1,000,000,000 shares of MiniMed Common Stock, par value $0.01 per share, and 100,000,000 shares of preferred stock. As of September 3, 2026, there were 281,349,931 shares of MiniMed Common Stock outstanding and no shares of MiniMed preferred stock outstanding.
Common Stock
Holders of shares of MiniMed Common Stock are entitled to the rights set forth below.
Voting Rights
Each holder of shares of MiniMed Common Stock is entitled to one vote per share of MiniMed Common Stock on all matters which may be submitted to the holders of shares of MiniMed Common Stock. At any meeting of stockholders, the holders of a majority in voting power of the outstanding shares entitled to vote at such meeting must be present in person or represented by proxy in order to constitute a quorum.
At any meeting of stockholders at which a quorum is present, all questions (other than director elections) will be determined by the affirmative vote of the holders of the majority of the voting power of the outstanding shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter, unless a minimum or different vote is provided by applicable law, the rules of any stock exchange upon which MiniMed’s securities are listed, any regulation applicable to MiniMed or its securities, MiniMed’s second amended and restated certificate of incorporation, or MiniMed’s amended and restated bylaws. Except as otherwise required by law, a nominee for election as a director will be elected to MiniMed’s board of directors at a meeting at which a quorum is present by a plurality of the votes cast at such meeting.
MiniMed’s second amended and restated certificate of incorporation provides that (1) for so long as Medtronic beneficially owns a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, any director may be removed from office at any time, with or without cause, by the affirmative vote of the majority of the total voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors and (2) from and after the first time at which Medtronic ceases to beneficially own a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, any director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors.
Dividend Rights
Subject to any preferential rights of any outstanding shares of MiniMed preferred stock, each holder of shares of MiniMed Common Stock is entitled to receive ratably the dividends, if any, as may be declared from time to time by MiniMed’s board of directors out of any assets lawfully available for the payment of dividends.
Liquidation, Dissolution, and Winding-Up Rights
In the event of a liquidation, dissolution, or winding-up of MiniMed, each holder of shares of MiniMed Common Stock will be entitled to ratable distribution of MiniMed’s net assets that remain after the payment in full of all liabilities and the liquidation preferences of any outstanding shares of MiniMed preferred stock.

Other Rights
Holders of shares of MiniMed Common Stock have no preemptive or conversion rights to purchase, subscribe for, or otherwise acquire any shares of MiniMed Common Stock or MiniMed preferred stock or other securities. There are no redemption or sinking fund provisions applicable to the shares of MiniMed Common Stock. All outstanding shares of MiniMed Common Stock are fully paid and non-assessable.
Preferred Stock
MiniMed’s board is authorized, without further vote or action by MiniMed stockholders, to provide for the issuance from time to time of shares of MiniMed preferred stock in series and, as to each series, to fix the designation; the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of MiniMed’s capital stock; the voting rights, if any; the liquidation preferences, if any; the conversion privileges, if any; and the redemption price or prices and the other terms of redemption, if any, applicable to that series. Cumulative dividends, dividend preferences, and conversion, exchange, and redemption provisions, to the extent that some or all of these features may be present when shares of MiniMed preferred stock are issued, could have an adverse effect on the availability of earnings for distribution to the holders of MiniMed Common Stock or for other corporate purposes.
Anti-Takeover Effects of Various Provisions of Delaware Law, MiniMed’s Second Amended and Restated Certificate of Incorporation, and MiniMed’s Amended and Restated Bylaws
Provisions of the DGCL, MiniMed’s second amended and restated certificate of incorporation, and MiniMed’s amended and restated bylaws could make it more difficult to acquire MiniMed by means of a tender offer, a proxy contest, or otherwise, or to remove incumbent directors. These provisions, summarized below, are expected to discourage certain types of coercive takeover practices and takeover bids that MiniMed’s board of directors may consider inadequate and to encourage persons seeking to acquire control of MiniMed to first negotiate with MiniMed’s board of directors. MiniMed believes the benefits of increased protection of MiniMed’s board of directors’ ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure MiniMed outweigh the disadvantages of discouraging takeover or acquisition proposals, including because negotiation of these proposals could result in an improvement of the terms of the proposals.
Delaware Anti-Takeover Statute
After Medtronic ceases to “own” at least 15% of the voting power of MiniMed’s outstanding shares of “voting stock” (each as defined in Section 203 of the DGCL), MiniMed will be subject to Section 203 of the DGCL. Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:
•prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares (1) owned by persons who are directors and also officers and (2) held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who owns, together with its affiliates or associates, 15% or more of a corporation’s voting stock, or a person who is an affiliate or associate of the corporation and, at any time within three years prior to the determination of interested stockholder status, owns, together with its affiliates or associates, 15% or more of the corporation’s voting stock.
The existence of Section 203 of the DGCL would be expected to have an anti-takeover effect with respect to transactions not approved in advance by MiniMed’s board of directors, including discouraging takeover attempts that might result in a premium over the then-prevailing market price for the shares of MiniMed Common Stock held by MiniMed stockholders.
A Delaware corporation may “opt out” of Section 203 of the DGCL by including a provision expressly electing not to be governed by Section 203 of the DGCL in its original certificate of incorporation or in its certificate of incorporation or bylaws resulting from amendments approved by holders of a majority of the corporation’s outstanding voting stock. MiniMed will not elect to “opt out” of Section 203 of the DGCL after Medtronic ceases to “own” at least 15% of the voting power of MiniMed’s outstanding shares of “voting stock” (each as defined in Section 203 of the DGCL).
So long as Medtronic beneficially owns a majority of the voting power of MiniMed’s outstanding capital stock, and therefore has the ability to direct the election of all the members of MiniMed’s board of directors, directors designated by Medtronic to serve on MiniMed’s board of directors may have the ability to authorize a party, including a potential transferee of Medtronic’s shares of MiniMed Common Stock, to become an interested stockholder such that the restrictions of Section 203 of the DGCL would not apply to such other party.
Size of Board and Vacancies
MiniMed’s second amended and restated certificate of incorporation provides that the number of directors will be fixed from time to time by MiniMed’s board of directors, which currently consists of eleven directors.
MiniMed’s second amended and restated certificate of incorporation provides that any vacancies in MiniMed’s board of directors, however created, will be filled by appointment made by a majority of the remaining directors. In addition, MiniMed’s second amended and restated certificate of incorporation provides that any directorship to be filled by reason of an increase in the number of directors on MiniMed’s board of directors will be filled by election by a majority of the directors then in office or by a sole remaining director (other than directors elected by the holders of any series of MiniMed preferred stock then outstanding) and may not be filled in any other manner.
Classified Board of Directors
MiniMed’s second amended and restated certificate of incorporation provides that MiniMed’s board of directors is classified with the directors divided into three classes, designated Class I, Class II, and Class III, with approximately one-third of the directors elected each year. David Endicott, D. Keith Grossman, Kevin Lofton, and Tim Wicks serve as Class I directors whose terms expire at the 2026 annual meeting of stockholders. Linnea Burman, Laura Mauri, Scott Cundy, and Matt Walter serve as Class II directors whose terms expire at the 2027 annual meeting of stockholders. Que Dallara, Glenn Eisenberg, and Bob Hopkins serve as Class III directors whose terms expire at the 2028 annual meeting of stockholders or, in each case, upon such director’s earlier death, resignation, or removal. At each annual meeting of stockholders beginning in 2026, successors to the class of directors whose terms expire at that annual meeting will be elected for a three-year term and hold office until their successors are duly elected and qualified. A director appointed to fill a vacancy resulting from the death, resignation, disqualification, or removal of a director or other cause shall hold office for the unexpired term of such director’s predecessor in office, and a director appointed to fill a newly created directorship shall hold office until the next election of the class for which such director shall have been assigned, and, in each case, until their successor is duly elected and qualified, or until their earlier death, resignation, disqualification, or removal. In no case will a decrease in the number of directors have the effect of removing or shortening the term of any incumbent director.

Special Stockholder Meetings
MiniMed’s second amended and restated certificate of incorporation provides that a special meeting of stockholders may be called at any time by (1) the Chair of MiniMed’s board of directors, (2) MiniMed’s board of directors, pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that MiniMed’s board would have if there were no vacancies, or (3) MiniMed’s Chief Executive Officer. MiniMed’s second amended and restated certificate of incorporation provides that no other person or persons has the ability to call a special meeting.
Stockholder Action by Written Consent
MiniMed’s second amended and restated certificate of incorporation provides that (1) for so long as Medtronic beneficially owns a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, MiniMed’s stockholders will be permitted to act by written consent without a duly called annual or special meeting of stockholders if such written consent is signed by holders of shares of MiniMed’s capital stock having at least the minimum number of votes necessary to authorize such action and (2) from and after the first time that Medtronic ceases to beneficially own a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, holders of shares of MiniMed Common Stock will not be able to act by written consent without a duly called annual or special meeting of stockholders.
Requirements for Advance Notification of Stockholder Proposals
MiniMed’s amended and restated bylaws establish advance notice procedures for business (including any nominations for director) to be properly brought by a MiniMed stockholder before an annual or special meeting of stockholders. In general, any such notice must be received by MiniMed not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, or in the event that no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days earlier or 60 days later than the first anniversary of the preceding year’s annual meeting, notice by the proposing stockholder to be timely must be received not earlier than the 120th day before the annual meeting and not later than the close of business on the later of the 90th day before the annual meeting or the 10th day following the day on which public announcement of such meeting is first made.
In addition, MiniMed’s amended and restated bylaws require that a stockholder’s notice must include certain information relating to, among other things, the proposing stockholder, the proposed business, and the proposed nominee(s), as applicable.
No Cumulative Voting
The DGCL provides that stockholders of a company are denied the right to cumulate votes in the election of directors unless the company’s certificate of incorporation provides otherwise. MiniMed’s second amended and restated certificate of incorporation does not provide for cumulative voting.
Undesignated Preferred Stock
The authority that MiniMed’s board of directors possesses to issue MiniMed preferred stock, as described under “—Preferred Stock,” could potentially be used to discourage attempts by third parties to obtain control of MiniMed through a merger, tender offer, or proxy contest or otherwise by making such attempts more difficult or more costly. MiniMed’s board of directors may be able to issue MiniMed preferred stock with voting rights or conversion rights that, if exercised, could adversely affect the voting power of the holders of shares of MiniMed Common Stock.
Amendments to Certificate of Incorporation
MiniMed’s second amended and restated certificate of incorporation provides that it may be amended or altered by MiniMed in any matter provided by the DGCL. MiniMed’s second amended and restated certificate of incorporation also provides that the affirmative vote of the holders of a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote thereon, voting as a single class, generally is required to amend

MiniMed’s second amended and restated certificate of incorporation, provided, however, that the affirmative vote of the holders of at least two-thirds of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote thereon, voting as a single class, is required to amend certain provisions relating to the composition and classification of MiniMed’s board of directors, the calling of special meetings of stockholders, stockholder action by written consent, certain relationships and transactions with Medtronic (including relating to corporate opportunities), the procedure for amending MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws, and any provision relating to the amendment of any of these provisions.
Amendments to Bylaws
MiniMed’s second amended and restated certificate of incorporation provides that MiniMed’s amended and restated bylaws may be amended, altered, or repealed and new bylaws made by (1) MiniMed’s board of directors or (2) the affirmative vote of the holders of at least two-thirds of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote thereon.
Conflicts of Interest; Corporate Opportunities
In order to address potential conflicts of interest between MiniMed and Medtronic, MiniMed’s second amended and restated certificate of incorporation includes certain provisions regulating and defining the conduct of MiniMed’s affairs to the extent that they may involve Medtronic and its directors, officers, or employees. These provisions generally recognize that MiniMed and Medtronic may engage in the same or similar business activities and lines of business or have an interest in the same areas of corporate opportunities and that MiniMed and Medtronic will continue to have contractual and business relations with each other and contemplate circumstances in which a director, officer, or employee of Medtronic may also serve as a director, officer, or employee of MiniMed.
Until (1) Medtronic ceases to beneficially own at least 10% of the outstanding shares of MiniMed’s capital stock and (2) no person who is a Medtronic director, officer, or employee is also serving as a director or officer of MiniMed, MiniMed’s board of directors is expected to renounce any interest or expectancy of MiniMed in any corporate opportunities that are presented to MiniMed’s directors, officers, or employees who are also directors, officers, or employees of Medtronic, so long as such corporate opportunity was not expressly offered to such person solely in his or her capacity as a director or officer of MiniMed. Moreover, MiniMed’s second amended and restated certificate of incorporation provides that Medtronic will have no duty to communicate information regarding a corporate opportunity to MiniMed or refrain from engaging in the same or similar lines of business or doing business with any of MiniMed’s clients, customers, or vendors. As described under “Management of MiniMed—Composition of MiniMed’s Board of Directors; Classes of Directors,” if Medtronic retains an interest in MiniMed following the Exchange Offer, no Medtronic officers are expected to continue to serve on MiniMed’s board.
Limitations on Liability, Indemnification of Officers and Directors, and Insurance
The DGCL authorizes corporations to limit or eliminate the personal liability of directors and certain officers to corporations and their shareholders for monetary damages for breaches of fiduciary duties as directors or officers. MiniMed’s second amended and restated certificate of incorporation includes such an exculpation provision. MiniMed’s amended and restated bylaws provide that MiniMed must indemnify, to the fullest extent allowable under the DGCL, MiniMed’s current and former directors or officers for liabilities and expenses incurred thereby in connection with any action, suit, or proceeding by reason of such person’s official capacity. In addition, MiniMed’s amended and restated bylaws will also provide that MiniMed must advance reasonable expenses actually and reasonably incurred by its current and former directors and officers in defense of certain proceedings, subject to MiniMed’s receipt of an undertaking by or on behalf of such person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under MiniMed’s amended and restated bylaws or otherwise. MiniMed’s amended and restated bylaws expressly authorize MiniMed to carry directors’ and officers’ insurance to protect MiniMed and its current and former directors, officers, employees, and agents against liabilities and expenses incurred by them in such capacity or arising out of their status as such.
The limitation of liability and indemnification provisions included in MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws may discourage stockholders from bringing a lawsuit against MiniMed’s directors and officers for breaches of their fiduciary duties. These provisions may also have the effect of reducing the likelihood of derivative litigation against MiniMed’s directors and officers, even though such an action, if successful, might otherwise benefit MiniMed and its stockholders. However, these provisions will not limit or eliminate MiniMed’s rights, or those of any MiniMed stockholder, to seek non-monetary relief such as injunction or rescission in the event of a breach of a director’s duty of care. The limitation of liability and indemnification provisions included in MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws do not alter the liability of directors and officers under the federal securities laws. The interest of a holder of MiniMed Common Stock may be adversely affected to the extent that, in a class action or direct suit, MiniMed pays the costs of settlement and damage awards against MiniMed’s directors and officers pursuant to these indemnification provisions.
There is currently no pending material litigation or proceeding against MiniMed or any of its directors, officers, or employees for which indemnification is sought.
Exclusive Forum
MiniMed’s second amended and restated certificate of incorporation provides, in all cases to the fullest extent permitted by law, that, unless MiniMed consents in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for:
•any derivative action or proceeding brought on MiniMed’s behalf;
•any action asserting a claim that is based upon a violation of a duty owed by any of MiniMed’s current or former directors, officers, employees, or stockholders to MiniMed or its stockholders;
•any action asserting a claim arising pursuant to any provision of MiniMed’s second amended and restated certificate of incorporation or amended and restated bylaws;
•any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware; or
•any action asserting a claim governed by the internal affairs doctrine.
However, if the Court of Chancery located within the State of Delaware does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Delaware.
In addition, MiniMed’s second amended and restated certificate of incorporation provides that the foregoing provisions will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless MiniMed consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
These exclusive forum provisions may impose additional costs on stockholders in pursuing any such claims, particularly if the stockholders do not reside in or near the State of Delaware, or limit a stockholder’s ability to bring a claim in a judicial forum that such stockholder finds favorable for disputes with MiniMed or its directors, officers, employees, or stockholders, which in each case may discourage such lawsuits with respect to such claims. MiniMed’s stockholders will not be deemed to have waived MiniMed’s compliance with the federal securities laws and the rules and regulations thereunder as a result of these exclusive forum provisions.
Authorized but Unissued Shares
The authorized but unissued shares of MiniMed Common Stock and the authorized but unissued shares of MiniMed preferred stock are available for future issuance without further vote or action by MiniMed’s stockholders. MiniMed may use additional shares for a variety of purposes, including to raise additional capital, to fund acquisitions, and as employee compensation. The existence of authorized but unissued shares of MiniMed Common Stock and MiniMed preferred stock could also discourage attempts by third parties to obtain control of MiniMed through a merger, tender offer, or proxy contest or otherwise by making such attempts more difficult or more costly.

Listing
MiniMed Common Stock is listed on Nasdaq under the symbol “MMED.”
Transfer Agent and Registrar
The transfer agent and registrar for shares of MiniMed Common Stock is Equiniti Trust Company, LLC.

COMPARISON OF SHAREHOLDER RIGHTS
Upon completion of the Exchange Offer, holders of Medtronic’s Ordinary Shares who exchange their Medtronic Ordinary Shares for shares of MiniMed Common Stock will become stockholders of MiniMed. The rights of MiniMed stockholders are governed by and subject to the provisions of Delaware law and will be governed by MiniMed’s amended and restated certificate of incorporation and amended and restated bylaws, each as they may be amended from time to time, rather than the provisions of Irish law and Medtronic’s Articles of Association.
The following is a summary of certain important differences between MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws and Medtronic’s Articles of Association. As previously indicated, unless the context otherwise requires or unless expressly indicated, it is assumed throughout this prospectus, including this summary, that the Exchange Offer is fully subscribed and that all shares of MiniMed Common Stock held by Medtronic are divested pursuant to the Exchange Offer. Share amounts included in the table below are as of September 3, 2026.
This summary is not a complete statement of the rights of shareholders of the two companies or a complete description of the specific provisions referred to below. This summary is qualified in its entirety by reference to Medtronic and MiniMed’s constitutive documents (as such documents may be amended), which you should read. Medtronic’s Articles of Association have been publicly filed with the SEC as Exhibit 3.2 to the Medtronic Annual Report on Form 10-K for the fiscal year ended April 24, 2026, filed on June 18, 2026. To find out where you can obtain copies of these documents, see “Incorporation by Reference.” Copies of MiniMed’s amended and restated certificate of incorporation and amended and restated bylaws are filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capital Structure and Liquidation Rights of MiniMed and Medtronic
	MiniMed	Medtronic
Capitalization
MiniMed Common Stock, par value $0.01 per share

•1,000,000,000 shares authorized shares
•281,349,931 issued and outstanding

MiniMed preferred stock, par value $0.01 per share

•100,000,000 shares authorized
•0 shares issued and outstanding

Medtronic Ordinary Shares, par value $0.0001 per share

•2,600,000,000 shares authorized
•1,279,169,907 shares issued and outstanding

Medtronic Euro Deferred Shares, par value €1.00 per share

•40,000 shares authorized
•0 shares issued and outstanding

Medtronic Preferred Shares, par value $0.20 per share

•127,500,000 shares authorized
•0 shares issued and outstanding

Medtronic A Preferred Shares, par value $1.00 per share

•500,000 shares authorized
•0 shares issued and outstanding

	MiniMed	Medtronic
Voting Rights	Each holder of MiniMed Common Stock is entitled to one vote per share on all matters which may be submitted to the holders of MiniMed Common Stock.

Subject to the rights of any series of MiniMed preferred stock, at any meeting of MiniMed stockholders at which a quorum is present, all questions (other than director elections) will be determined by the affirmative vote of the holders of the majority of the voting power of the outstanding shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter, unless a minimum or different vote is provided by applicable law, the rules of any stock exchange upon which MiniMed’s securities are listed, any regulation applicable to MiniMed or MiniMed’s securities, MiniMed’s second amended and restated certificate of incorporation, or MiniMed’s amended and restated bylaws. Subject to the rights of any series of MiniMed preferred stock, except as otherwise required by law, a nominee for election as a director will be elected to MiniMed’s board of directors at a meeting at which a quorum is present by a plurality of the votes cast at such meeting.
The authorized number of shares of any class of capital stock may be increased or decreased without a separate class vote.

Notwithstanding the foregoing, holders of MiniMed Common Stock, as such, are not entitled to vote on any amendment to MiniMed’s second amended and restated certificate of incorporation, or any certificate of designation of any series of MiniMed preferred stock, that relates solely to the terms of any one or more series of MiniMed preferred stock and which holders of such series are entitled to vote either separately or together with such other series of MiniMed preferred stock.	Each holder of Medtronic Ordinary Shares is entitled to one vote per share on all matters which may be submitted to Medtronic shareholders.

At any meeting of Medtronic at which a quorum is present, and unless a minimum or different vote is required by applicable law, the rules of any stock exchange upon which Medtronic’s securities are listed, any regulation applicable to Medtronic or Medtronic’s securities, or Medtronic’s Articles of Association, any question, business or resolution proposed at any general meeting (including any uncontested election of directors) will be determined by an affirmative vote of the holders of a majority of the voting power of the outstanding shares present in person or represented by proxy at such meeting and entitled to vote on the subject matter (referred to under section 191 of the Irish Companies Act 2014 as an “Ordinary Resolution”).

In the event of a “contested election” of directors, directors shall be elected by the vote of a plurality of the votes cast at any meeting for the election of directors at which a quorum is present.

Irish law requires certain matters to be approved by an affirmative vote of the holders of not less than 75% of the voting power of the outstanding shares present in person or represented by proxy at a shareholder meeting and entitled to vote on the subject matter (referred to under section 191 of the Irish Companies Act as a “Special Resolution”).
	MiniMed	Medtronic
Quorum	At any meeting of MiniMed stockholders, the holders of a majority in voting power of the outstanding shares entitled to vote at such meeting must be present in person or represented by proxy in order to constitute a quorum.	At any meeting of Medtronic shareholders, holders of not less than a majority of the issued and outstanding shares of Medtronic entitled to vote at the meeting in question must be present in person or by proxy in order to constitute a quorum for such meeting.

	MiniMed	Medtronic
Issuances and Rights of Holders of Preferred Shares
MiniMed’s board of directors is authorized, without further vote or action by MiniMed stockholders, to provide for the issuance from time to time of shares of MiniMed preferred stock in series and, as to each series, to fix:

•the designation;
•the dividend rate and the preferences, if any, which dividends on that series will have compared to any other class or series of MiniMed’s capital stock;
•the voting rights, if any;
•the liquidation preferences, if any;
•the conversion privileges, if any; and
•the redemption price or prices and the other terms of redemption, if any, applicable to that series.
Subject to the appropriate Allotment Authority and Pre-emption Waiver (each as defined below) being in place, Medtronic’s Articles of Association entitle the Medtronic board of directors, without shareholder approval, to determine the terms of the preferred shares issued by Medtronic. Preferred shares may be preferred as to dividends, rights upon liquidation or voting in such manner as the directors of Medtronic may resolve. The preferred shares may also be redeemable at the option of the holder of the preferred shares or at the option of Medtronic, and may be convertible into or exchangeable for shares of any other class or classes of Medtronic, depending on the terms of such preferred shares.

Under Irish law, Medtronic’s board of directors must (i) have authority from its shareholders to issue new ordinary and preferred shares which are part of Medtronic’s authorized but unissued share capital (the “Allotment Authority”), and (ii) unless otherwise authorized, when issuing shares for cash to new shareholders, first offer those shares on the same or more favorable terms to existing shareholders on a pro-rata basis by virtue of the statutory pre-emption rights that exist under Irish law (the “Pre-emption Waiver”).

At the 2025 annual general meeting of Medtronic on October 16, 2025, Medtronic’s shareholders approved (i) an Ordinary Resolution granting its board of directors an Allotment Authority, and (ii) a Special Resolution approving a Pre-emption Waiver, each in respect of shares up to an aggregate nominal amount of $25,657.57 (being equivalent to approximately 20% of the aggregate par value of the issued share capital of Medtronic as of August 14, 2025) for a period of 18 months from October 16, 2025.

	MiniMed	Medtronic
Director Terms / Board Classification	MiniMed’s second amended and restated certificate of incorporation provides that MiniMed’s board of directors is classified with the directors divided into three classes, designated class I (with terms expiring at the 2026 annual meeting), class II (with terms expiring at the 2027 annual meeting), and class III (with terms expiring at the 2028 annual meeting), with approximately one-third of the directors elected each year. At each annual meeting of stockholders beginning in 2026, successors to the class of directors whose terms expire at that annual meeting will be elected for a three-year term and hold office until their successors are duly elected and qualified.	Medtronic’s Articles of Association provide that all directors are subject to annual election. At each annual general meeting, each director standing for re-election will retire from office unless re-elected by Ordinary Resolution, and will hold office until the next annual general meeting and until their successor is duly elected.
	MiniMed	Medtronic
Size of Board of Directors	MiniMed’s second amended and restated certificate of incorporation provides that the number of directors on MiniMed’s board of directors will be fixed from time to time by MiniMed’s board of directors, which currently consists of eleven directors.	Medtronic’s Articles of Association provide for a minimum of three directors and a maximum of fifteen. Medtronic’s board of directors has sole authority to determine its size within these parameters, and currently consists of twelve directors.

The majority voting standard for election of directors could result in the number of directors falling below the prescribed minimum number of directors due to the failure of nominees to be elected. If the number of the directors is reduced below the fixed minimum number, the remaining director or directors must appoint, as soon as practicable, an additional director or additional directors to make up such minimum or must convene a meeting of Medtronic for the purpose of making such appointment.

	MiniMed	Medtronic
Removal of Directors
MiniMed’s second amended and restated certificate of incorporation provides that:

•for so long as Medtronic beneficially owns a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, any director may be removed from office at any time, with or without cause, by the affirmative vote of the majority of the total voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors; and

•subject to the rights of any series of MiniMed preferred stock, from and after the first time at which Medtronic ceases to beneficially own a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, any director may be removed from office at any time only for cause and only by the affirmative vote of the holders of at least two-thirds of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors.
Under the Irish Companies Act, the shareholders may, by an Ordinary Resolution, remove a director from office before the expiration of his or her term (notwithstanding anything in any agreement between Medtronic and the director) at a meeting held on no less than 28 days’ notice and at which the director is entitled to be heard. The power of removal is without prejudice to any claim for damages for breach of contract (e.g., employment contract) that the director may have against Medtronic in respect of his or her removal.

	MiniMed	Medtronic
Vacancies of the Board of Directors	MiniMed’s second amended and restated certificate of incorporation provides that any newly created directorships and vacancies in MiniMed’s board of directors, however created, will be filled by appointment made by a majority of the remaining directors. In addition, MiniMed’s second amended and restated certificate of incorporation provides that any directorship to be filled by reason of an increase in the number of directors will be filled by election by a majority of the directors then in office or by a sole remaining director (other than directors elected by the holders of any series of preferred stock then outstanding) and may not be filled in any other manner.	Medtronic’s Articles of Association provide that any newly created directorships and vacancies in Medtronic’s board of directors that result from an increase in the number of directors or from the death, resignation, retirement, disqualification, or removal of a director, shall only be filled by decision of a majority of the Medtronic board of directors then in office, provided that a quorum is present. If the Medtronic board of directors fills a vacancy, the director shall hold office until the next election of directors and until his or her successor shall be elected.

	MiniMed	Medtronic
Special Shareholder Meetings
MiniMed’s second amended and restated certificate of incorporation provides that, subject to the rights of any series of MiniMed preferred stock, a special meeting of stockholders may be called at any time by:

•the Chair of MiniMed’s board of directors;
•MiniMed’s board of directors, pursuant to a written resolution adopted by the affirmative vote of the majority of the total number of directors that MiniMed’s board of directors would have if there were no vacancies; or
•MiniMed’s Chief Executive Officer.

MiniMed’s amended and restated certificate of incorporation provides that no other person or persons will have the ability to call a special meeting.

Medtronic’s Articles of Association provide that an extraordinary general meeting of Medtronic may be convened by:

•Medtronic’s board of directors;
•any two directors of Medtronic;
•the chief executive officer of Medtronic;
•the chief financial officer of Medtronic;
•on requisition of the shareholders holding not less than 10% of the paid up share capital of Medtronic carrying voting rights; or
•on requisition of Medtronic’s auditors.

Extraordinary general meetings are generally held for the purposes of approving shareholder resolutions as may be required from time to time. At any extraordinary general meeting, only such business will be conducted as is set forth in the notice thereof or is proposed pursuant to and in accordance with the procedures and requirements set out in Medtronic’s Articles of Association.

	MiniMed	Medtronic
Shareholder Action by Written Consent
MiniMed’s amended and restated certificate of incorporation provides that, subject to the rights of any series of MiniMed preferred stock:

•for so long as Medtronic beneficially owns a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, MiniMed’s stockholders will be permitted to act by written consent without a duly called annual or special meeting of stockholders if such written consent is signed by holders of shares of MiniMed’s capital stock having at least the minimum number of votes necessary to authorize such action; and

•from and after the first time that Medtronic ceases to beneficially own a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote generally in the election of directors, holders of shares of MiniMed’s common stock will not be able to act by written consent without a duly called annual or special meeting of stockholders.
Subject to section 193 of the Irish Companies Act, the holders of shares of Medtronic’s Ordinary Shares may act by written resolution without a duly called meeting of Medtronic if such written resolution is signed by all of the holders of shares of Medtronic’s Ordinary Shares entitled to attend and vote on the matter at a meeting (or being bodies corporate by their duly authorized representatives).

MiniMed	Medtronic
Requirements for Advance Notification of Shareholder Proposals	MiniMed’s amended and restated bylaws establish advance notice procedures and requirements for business to be properly brought by a stockholder before an annual meeting of stockholders and for nominations to be properly brought at an annual or special meeting of stockholders. In general, any such notice must be received by MiniMed not less than 90 days nor more than 120 days prior to the first anniversary of the preceding year’s annual meeting, or in the event that no annual meeting was held in the previous year, or the date of the annual meeting has been changed by more than 30 days earlier or 60 days later than the first anniversary of the preceding year’s annual meeting, notice by the proposing stockholder to be timely must be received not earlier than the 120th day before the annual meeting and not later than the close of business on the later of the 90th day before the annual meeting or the 10th day following the day on which public announcement of such meeting is first made.

In addition, MiniMed’s amended and restated bylaws require that a stockholder’s notice must include certain information and representations relating to, among other things, the proposing stockholder, related persons, the proposed business, and the proposed nominee(s), as applicable.
Medtronic’s Articles of Association establish advance notice procedures for nominations for director and other business to be properly brought before an annual or extraordinary general meeting of Medtronic by a shareholder. In the case of nominations for director to be made at an annual general meeting, notice must be received by Medtronic not earlier than 150 days nor later than 120 days prior to the first anniversary of the date that Medtronic first distributed its proxy statement to shareholders for the preceding year’s annual general meeting. In the case of other business to be brought before an annual general meeting, notice must be received by Medtronic not earlier than 120 days nor later than 90 days prior to the anniversary date of the prior year’s annual general meeting. However, if the date of the annual general meeting is advanced by more than 30 days or delayed by more than 60 days from such anniversary date, notice by the proposing shareholder to be timely must be provided not earlier than the 120th day prior to the date of such annual general meeting and not later than the close of business on the later of (i) the 90th day prior to the date of such annual general meeting, and (ii) the 10th day following the day on which the date of such meeting is first publicly announced.

In the case of an extraordinary general meeting of Medtronic, a shareholder’s notice must be received by Medtronic not less than 90 days nor more than 120 days prior to the date of such meeting; provided, however, that if the first public announcement of the date of such meeting is made less than 100 days prior to the date of such meeting, the shareholder’s notice must be received not later than the close of business on the 10th day following the day on which the date of such meeting is first publicly announced.

	MiniMed	Medtronic
Amendments to Certificate of Incorporation / Memorandum of Association	MiniMed’s second amended and restated certificate of incorporation provides that it may be amended or altered by MiniMed in any matter provided by the DGCL. MiniMed’s second amended and restated certificate of incorporation also provides that the affirmative vote of the holders of a majority of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote thereon, voting as a single class, generally is required to amend, repeal, or adopt provisions of MiniMed’s second amended and restated certificate of incorporation, provided, however, that the affirmative vote of the holders of at least two-thirds of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote thereon, voting as a single class, is required to amend, repeal or adopt provisions inconsistent with certain provisions relating to the composition and classification of MiniMed’s board of directors, the calling of special meetings of stockholders, stockholder action by written consent, certain relationships and transactions with Medtronic (including relating to corporate opportunities), the procedure for amending MiniMed’s second amended and restated certificate of incorporation and amended and restated bylaws, and any provision relating to the amendment of any of these provisions.

	In addition, MiniMed is governed by Section 242(d) of the DGCL, which allows certain amendments to a company’s certificate of incorporation, including stock splits and changes to authorized share counts, to be approved by a majority of votes cast rather than a majority of outstanding shares, unless the certificate of incorporation provides otherwise.	Medtronic’s Articles of Association provide that Medtronic’s memorandum of association may be altered or added to with respect to any objects, powers, or other matters specified therein by way of Special Resolution, or as otherwise required or permitted by applicable law.
	MiniMed	Medtronic
Amendments to Bylaws / Articles of Association
MiniMed’s second amended and restated certificate of incorporation provides that its amended and restated bylaws may be amended, altered, or repealed and new bylaws made by:

•MiniMed’s board of directors; or

•the affirmative vote of the holders of at least two-thirds of the voting power of MiniMed’s outstanding shares of capital stock entitled to vote thereon.
Medtronic’s Articles of Association provide that Medtronic’s articles of association may be altered or added to by a Special Resolution or as otherwise required or permitted by applicable law.

	MiniMed	Medtronic
Limitation of Liability and Indemnification Rights of Directors and Officers
MiniMed’s second amended and restated certificate of incorporation includes an exculpation provision to limit or eliminate the personal liability of directors and certain officers to MiniMed and MiniMed’s stockholders for monetary damages for breaches of the fiduciary duty of care as directors or officers.

MiniMed’s amended and restated bylaws provide that MiniMed must indemnify, to the fullest extent allowable under the DGCL, MiniMed’s current and former directors or officers for liabilities and expenses incurred thereby in connection with any action, suit, or proceeding by reason of such person’s official capacity (but, in the case of proceedings initiated by an indemnitee, only if such proceeding is authorized by MiniMed’s board of directors or seeks to enforce indemnification or advancement rights). In addition, MiniMed’s amended and restated bylaws provide that MiniMed must advance reasonable expenses incurred by its current and former directors and officers in defense of certain proceedings, subject to MiniMed’s receipt of an undertaking by or on behalf of such person to repay all amounts so advanced if it should be determined ultimately that such person is not entitled to be indemnified under MiniMed’s amended and restated bylaws or otherwise. MiniMed’s amended and restated bylaws expressly authorize MiniMed to carry directors’ and officers’ insurance to protect MiniMed and MiniMed’s current and former directors, officers, employees, and agents against liabilities and expenses incurred by them in such capacity or arising out of their status as such.
Under Irish law, a company may not exempt its directors from liability for negligence or a breach of duty. However, where a breach of duty has been established, directors may be statutorily exempted by an Irish court from personal liability for negligence or breach of duty if, among other things, the court determines that they have acted honestly and reasonably, and that they may fairly be excused as a result. Under Irish law, shareholders may not agree to exempt a director or officer from any claim or right of action a shareholder may have, whether individually or in the right of a company, on account of any action taken or the failure to take any action in the performance of such director’s or officer’s duties to the company.

Medtronic’s Articles of Association provide for a more limited form of indemnity than the analogous indemnity provided by MiniMed due to the above restrictions under Irish law.

Medtronic’s Articles of Association provide that, subject to the provisions of, and so far as may be permitted by, the Irish Companies Act 2014, every director and secretary of Medtronic shall be entitled to be indemnified by Medtronic against all costs, charges, losses, expenses, and liabilities incurred by him or her in the execution and discharge of his or her duties or in relation thereto, or in his or her capacity as an officer, which relate to anything done or omitted or alleged to have been done or omitted by him as a director, an officer, or employee of Medtronic and in which judgment is given in his or her favor (or the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on his or her part) or in which he or she is acquitted or in connection with any application under any statute for relief from liability in respect of any such act or omission in which relief is granted to him by the Irish High Court.

Medtronic’s Articles of Association further provide that, as far as permissible under the Irish Companies Act, Medtronic shall indemnify any current or former executive or officer of Medtronic against expenses actually and reasonably incurred by him or her in connection with any threatened, pending, or completed action, suit, or proceeding other than an action by or in the right of Medtronic, to which he or she was, is, or is threatened to be, made a party by reason of the fact that he or she is or was such an executive or officer, provided that such indemnity shall not extend to any matter which would render it void under Irish law.

Medtronic has entered into deeds of indemnification with the directors and secretary of Medtronic to provide indemnification to the fullest extent permitted by Irish law. A subsidiary of Medtronic has entered into indemnification agreements with the directors and secretary of Medtronic to provide indemnification to the fullest extent permitted by Delaware law.

Medtronic’s Articles of Association expressly authorize Medtronic’s board of directors to purchase insurance for Medtronic’s directors, secretary, and other officers or employees against liability as referred to in section 235 of the Irish Companies Act.

	MiniMed	Medtronic
Exclusive Forum
MiniMed’s second amended and restated certificate of incorporation provides, in all cases to the fullest extent permitted by law, that, unless MiniMed consents in writing to the selection of an alternative forum, the Court of Chancery located within the State of Delaware will be the sole and exclusive forum for:

•any derivative action or proceeding brought on MiniMed’s behalf;
•any action asserting a claim that is based upon a violation of a duty owed by any of MiniMed’s current or former directors, officers, employees, or stockholders to MiniMed or MiniMed’s stockholders;
•any action asserting a claim arising pursuant to any provision of MiniMed’s amended and restated certificate of incorporation or amended and restated bylaws;
•any action asserting a claim arising pursuant to any provision of the DGCL or as to which the DGCL confers jurisdiction on the Court of Chancery located within the State of Delaware; or
•any action asserting a claim governed by the internal affairs doctrine.

However, if the Court of Chancery located within the State of Delaware does not have jurisdiction over any such action, the action may be brought instead in the United States District Court for the District of Delaware.

In addition, MiniMed’s amended and restated certificate of incorporation provides that the foregoing provisions will not apply to claims arising under the Securities Act or the Exchange Act or any other claim for which the federal courts have exclusive jurisdiction. Unless MiniMed consents in writing to the selection of an alternative forum, the federal district courts of the United States will be the sole and exclusive forum for the resolution of any action asserting a claim arising under the Securities Act.
Medtronic’s Articles of Association do not include exclusive forum provisions.

MiniMed	Medtronic

MiniMed’s amended and restated certificate of incorporation expressly opts out of Section 203 of the DGCL until the moment in time immediately following the first time at which both: Section 203 would otherwise apply to MiniMed and after Medtronic ceases to “own” at least 15% of the voting power of MiniMed’s outstanding shares of “voting stock” (each as defined in Section 203 of the DGCL), at which point MiniMed will be subject to Section 203 of the DGCL.

Section 203 of the DGCL generally prohibits a Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years following the time that such stockholder became an interested stockholder, unless:

•prior to such time, the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;
•upon consummation of the transaction that resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those shares (1) owned by persons who are directors and also officers and (2) held in employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or
•at or subsequent to such time, the business combination is approved by the board of directors of the corporation and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least two-thirds of the outstanding voting stock of the corporation which is not owned by the interested stockholder.

Business Combinations with Interested Parties
Generally, a “business combination” includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an “interested stockholder” is a person who owns, together with its affiliates or associates, 15% or more of a corporation’s voting stock, or a person who is an affiliate or associate of the corporation and, at any time within three years prior to the determination of interested stockholder status, owns, together with its affiliates or associates, 15% or more of the corporation’s voting stock.

Medtronic’s Articles of Association provide that, subject to certain exceptions, Medtronic may not engage in certain business combinations with any person that acquires beneficial ownership of 10% or more of Medtronic’s outstanding voting shares for a period of four years following the date on which the person became a 10% shareholder unless prior to the person becoming a 10% shareholder, a committee of Medtronic’s disinterested directors approve the business combination or the acquisition of shares.
	MiniMed	Medtronic
Consideration of Other Constituencies	Neither the DGCL nor MiniMed’s amended and restated certificate of incorporation or amended and restated bylaws contain specific provisions providing for the consideration of corporate constituencies other than MiniMed’s stockholders and MiniMed itself in determining whether a proposal or offer to acquire the corporation is in the best interest of the corporation.	Neither the Irish Companies Act nor Medtronic’s Articles of Association contain specific provisions providing for the consideration of corporate constituencies other than the shareholders of Medtronic in determining whether a proposal or offer to acquire the corporation is in the best interest of the corporation.
	MiniMed	Medtronic
Conflicts of Interest; Corporate Opportunities	MiniMed’s amended and restated certificate of incorporation includes certain provisions regulating and defining the conduct of MiniMed’s affairs to the extent that they may involve Medtronic and its directors, officers, or employees.

Under these provisions, until (1) Medtronic ceases to beneficially own at least 10% of the outstanding shares of MiniMed’s capital stock and (2) no person who is a Medtronic director, officer, or employee is also serving as a director or officer of MiniMed, among other things, MiniMed has renounced any interest or expectancy of MiniMed in any corporate opportunities that are presented to MiniMed’s directors, officers, or employees who are also directors, officers, or employees of Medtronic, so long as such corporate opportunity was not expressly offered to such person solely in his or her capacity as a director or officer of MiniMed.	Medtronic’s Articles of Association do not contain provisions relating to corporate opportunities or the conduct of MiniMed or its directors, officers or employees.

Medtronic’s Articles of Association include provisions generally governing conflicts of interest. Under these provisions, any director or officer who has a direct or indirect interest in a contract, transaction, or arrangement with Medtronic must declare the nature of that interest at the first board meeting at which the matter is considered, or by way of general notice to the board.

DESCRIPTION OF CERTAIN INDEBTEDNESS OF MINIMED
MiniMed Revolving Credit Facility
On January 15, 2026, MiniMed entered into a credit agreement that provides for a five‑year senior secured revolving credit facility (the “Revolving Credit Facility”) with an aggregate principal amount of $500 million, with Citibank, N.A. serving as administrative agent for a syndicate of lenders. Subject to the conditions to borrowings contained therein, the commitments under the Revolving Credit Facility became available upon the completion of MiniMed’s initial public offering on March 9, 2026.
The Revolving Credit Facility is available in U.S. dollars and certain approved alternative currencies, initially including Euros. Borrowings under the Revolving Credit Facility may be used for working capital and other general corporate purposes. Subject to specified conditions, one or more of MiniMed’s wholly owned subsidiaries may be added as additional borrowers.
Borrowings under the Revolving Credit Facility bear interest, at MiniMed’s option, at (i) Term SOFR or a base rate for U.S. dollar‑denominated borrowings or (ii) EURIBOR for Euro‑denominated borrowings, in each case plus an applicable margin determined pursuant to a pricing grid based on MiniMed’s secured net leverage ratio. MiniMed is also required to pay commitment fees on unused commitments and letter of credit fees, in each case determined pursuant to the same pricing grid.
Interest is payable (i) for Term SOFR or EURIBOR borrowings, on the last day of each applicable interest period (or, for any interest period longer than three months, every three months), and (ii) for base rate borrowings, on the last business day of each March, June, September, and December.
The obligations under the Revolving Credit Facility are guaranteed by certain of MiniMed’s wholly owned subsidiaries and are secured by certain assets of such subsidiaries, subject to customary exceptions.
The Revolving Credit Facility contains customary representations and warranties, affirmative and negative covenants, and events of default, including financial maintenance covenants and restrictions on, among other things, additional indebtedness, liens, asset sales, restricted payments, investments, certain debt prepayments, and merger transactions. The Revolving Credit Facility matures in March 2031.
As of July 31, 2026, there were no borrowings outstanding under the Revolving Credit Facility, and MiniMed was in compliance with all applicable covenants.

SHARES OF MINIMED ELIGIBLE FOR FUTURE SALE
Shares of MiniMed Common Stock issued to Medtronic shareholders pursuant to the Exchange Offer will be freely transferable, except for shares of MiniMed Common Stock received by persons who may be deemed to be “affiliates” of MiniMed under the Securities Act. Affiliates generally include individuals or entities that control, are controlled by, or are under common control with, MiniMed. The directors and principal executive officers of MiniMed, as well as any significant stockholders of MiniMed, will be affiliates. Affiliates of MiniMed may sell their shares of MiniMed Common Stock only under an effective registration statement under the Securities Act or pursuant to an available exemption from the registration requirements of the Securities Act.
Lock-Up Agreement
Medtronic has agreed with the dealer managers that, except in connection with the Exchange Offer (including the clean-up divestment) or with the prior written consent of each of Goldman Sachs & Co. LLC and BofA Securities, Inc., Medtronic will not, subject to certain exceptions and subject to the completion of the Exchange Offer, during the period beginning on September 14, 2026 and continuing through the date that is 60 days after the expiration date of the Exchange Offer (which expiration date, if the Exchange Offer is not extended or terminated, would be October 9, 2026), offer, sell, contract to sell, pledge, or otherwise dispose of or hedge, directly or indirectly, any shares of MiniMed Common Stock or securities convertible into or exchangeable or exercisable for any shares of MiniMed Common Stock. Goldman Sachs & Co. LLC and BofA Securities, Inc. may, in their sole discretion and at any time without notice, release all or any portion of the shares of MiniMed Common Stock subject to this lock-up agreement.
Registration Rights
Pursuant to the Registration Rights Agreement MiniMed entered into with Medtronic in connection with the Separation, Medtronic is able to require MiniMed to effect the registration under the Securities Act of any shares of MiniMed Common Stock that Medtronic continues to own following the completion of the Exchange Offer, in the event that more than the Minimum Amount of shares are validly tendered but not enough Medtronic Ordinary Shares are validly tendered to allow Medtronic to exchange all of the shares of MiniMed Common Stock it is offering in the Exchange Offer. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Registration Rights Agreement.”

MATERIAL U.S. FEDERAL INCOME TAX CONSEQUENCES
Material U.S. Federal Income Tax Consequences
The following discussion is a summary of the material U.S. federal income tax consequences generally applicable to U.S. Holders (as defined below) that exchange Medtronic Ordinary Shares for shares of MiniMed Common Stock pursuant to the Exchange Offer. This discussion is based on the Code, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the IRS, in each case in effect as of the date hereof and all of which are subject to change or different interpretation, possibly with retroactive effect.
This discussion is limited to U.S. Holders that hold Medtronic Ordinary Shares as a “capital asset” within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a U.S. Holder in light of its particular circumstances, including the impact of the Medicare contribution tax on net investment income. In addition, it does not address considerations relevant to U.S. Holders subject to special treatment under U.S. federal income tax law, including:
•brokers, dealers or traders in securities;
•tax-exempt entities or governmental organizations;
•banks, insurance companies, and other financial institutions;
•real estate investment trusts, regulated investment companies, or grantor trusts;
•persons who acquired Medtronic Ordinary Shares pursuant to the exercise of employee stock options or otherwise as compensation;
•persons that hold Medtronic Ordinary Shares as part of a position in a straddle or as part of a hedging, conversion, constructive sale, or other risk reduction transaction for U.S. federal income tax purposes;
•certain former citizens or long-term residents of the United States;
•persons whose functional currency is not the U.S. dollar;
•persons who are subject to an alternative minimum tax;
•persons subject to special accounting rules, including as a result of any item of gross income with respect to Medtronic Ordinary Shares being taken into account on an applicable financial statement;
•partnerships or any other entities or arrangements treated as partnerships for U.S. federal income tax purposes;
•persons who own Medtronic Ordinary Shares through a partnership or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes; or
•persons who hold Medtronic Ordinary Shares through a tax-qualified retirement plan.
Moreover, this summary does not address any U.S. state or local or foreign tax consequences or any estate, gift, or other non-income tax consequences.
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Medtronic Ordinary Shares that is, for U.S. federal income tax purposes:
•an individual who is a citizen or resident of the United States;
•a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, or any state thereof or the District of Columbia;

•an estate the income of which is subject to U.S. federal income tax regardless of its source; or
•a trust if (i) a court within the United States is able to exercise primary jurisdiction over its administration and one or more U.S. persons have the authority to control all of its substantial decisions or (ii) it has a valid election in place under applicable Treasury Regulations to be treated as a U.S. person.
If a partnership (or any other entity or arrangement treated as a partnership for U.S. federal income tax purposes) holds Medtronic Ordinary Shares, the tax treatment of a partner in the partnership will generally depend on the status of the partner and the activities of the partnership. Partnerships holding Medtronic Ordinary Shares and the partners in such partnerships should consult their tax advisors regarding the U.S. federal income tax considerations of the Exchange Offer to them.
EACH MEDTRONIC SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE OFFER TO IT IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF ANY U.S. FEDERAL, STATE, OR LOCAL OR FOREIGN TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.
General
The completion of the Exchange Offer is conditioned upon, among other things, the receipt by Medtronic of the Tax Opinion, to the effect that the Exchange Offer will qualify as a tax-free transaction for U.S. federal income tax purposes to Medtronic and holders of Medtronic Ordinary Shares that participate in the Exchange Offer under Section 355 of the Code, except with respect to the receipt of cash in lieu of fractional shares. The Tax Opinion will conclude that, for U.S. federal income tax purposes:
•Medtronic plc will not recognize gain or loss in the Exchange Offer;
•a Medtronic shareholder will not recognize gain or loss, and no amount will be includible in income, for U.S. federal income tax purposes, as a result of the receipt of shares of MiniMed Common Stock in the Exchange Offer, except with respect to any cash received in lieu of fractional shares of MiniMed Common Stock (as described below);
•a Medtronic shareholder’s aggregate tax basis in its MiniMed Common Stock received in the Exchange Offer (including any fractional share interest in MiniMed Common Stock deemed received) will equal such shareholder’s tax basis in its Medtronic Ordinary Shares, immediately before the Exchange Offer, exchanged therefor;
•a Medtronic shareholder’s holding period for MiniMed Common Stock received in the Exchange Offer (including any fractional share interest in MiniMed Common Stock deemed received) will include the holding period for that shareholder’s Medtronic Ordinary Shares exchanged therefor; and
•a Medtronic shareholder who receives cash in lieu of fractional shares of MiniMed Common Stock in the Exchange Offer will recognize gain or loss measured by the difference between the basis of the fractional share interest deemed to be received, as determined above, and the amount of cash received. Any gain or loss will be treated as a capital gain or loss, provided the share of stock is held as a capital asset on the date of the Exchange Offer.
Medtronic shareholders that have acquired different blocks of Medtronic Ordinary Shares at different times or at different prices should consult their tax advisors regarding the allocation of their adjusted basis among, and their holding period of, shares of MiniMed Common Stock issued with respect to such blocks of Medtronic Ordinary Shares.
The applicable Treasury Regulations require certain Medtronic shareholders that receive MiniMed Common Stock in the Exchange Offer to attach to the shareholder’s U.S. federal income tax return for the year in which the stock is received a detailed statement setting forth certain information relating to the generally tax-free nature of the Exchange Offer. U.S. Holders should consult their tax advisors with respect to any reporting requirements applicable to them as a result of the Exchange Offer.

Medtronic does not intend to seek a ruling from the IRS as to the U.S. federal income tax treatment of the Exchange Offer. The Tax Opinion will be based on legal authorities as of the date of the opinion, and all such legal authorities will be subject to change or differing interpretations at any time, possibly with retroactive effect. The Tax Opinion will not be binding on the IRS or a court, and there can be no assurance that the IRS will not challenge the conclusions reached in the opinion or that a court would not sustain such a challenge. If the IRS prevailed in such a challenge, the tax consequences of the Exchange Offer to you could be materially less favorable.
The Tax Opinion will be based on, among other things, certain assumptions as well as on the accuracy, correctness and completeness of certain statements and representations made by Medtronic and MiniMed to Skadden. In rendering the opinion, Skadden will also rely on certain covenants that Medtronic and MiniMed enter into, including the adherence by Medtronic and MiniMed to certain restrictions on future actions. If any of those statements, representations, or assumptions are, or become, inaccurate, incorrect, or incomplete, or if Medtronic or MiniMed breach any of their covenants, the conclusions reached in such opinion could be adversely affected and the Exchange Offer may not qualify for generally tax-free treatment for U.S. federal income tax purposes.
If the Exchange Offer were determined not to qualify for non-recognition of gain or loss under Section 355 of the Code, each Medtronic shareholder who receives shares of MiniMed Common Stock in the Exchange Offer would generally be treated as recognizing taxable gain or loss equal to the difference between the fair market value of the shares of MiniMed Common Stock received by the shareholder and its tax basis in the Medtronic Ordinary Shares exchanged therefor, or, in certain circumstances, as receiving a taxable distribution equal to the fair market value of the shares of MiniMed Common Stock received by the shareholder. If the Exchange Offer were determined not to qualify for non-recognition of gain or loss under Section 355 of the Code, following the Exchange Offer, a Medtronic shareholder would have a tax basis in MiniMed Common Stock received in the Exchange Offer equal to the fair market value of the MiniMed Common Stock received by the shareholder and the Medtronic shareholder’s holding period in MiniMed Common Stock received in the Exchange Offer would begin on the day after the date of the Exchange Offer.
Even if the Exchange Offer otherwise qualifies for non-recognition of income, gain and loss under Section 355 of the Code, certain of the internal separation transactions in anticipation of the Exchange Offer could be taxable to certain members of Medtronic (but not to holders of Medtronic Ordinary Shares) under Section 355(e) of the Code if one or more persons acquire a 50-percent or greater interest (measured by vote or value) in the shares of Medtronic or MiniMed (generally excluding, for this purpose, the acquisition of MiniMed Common Stock by holders of Medtronic Ordinary Shares in the Exchange Offer) as part of a plan or series of related transactions that includes the Exchange Offer and such internal separation transactions. Any acquisition of shares of Medtronic or MiniMed within two years before or after any such internal separation transactions or the Exchange Offer would generally be presumed to be part of a plan that includes the internal separation transactions and the Exchange Offer, respectively, although the parties may be able to rebut that presumption under certain circumstances. The process for determining whether an acquisition is part of a plan under these rules is complex, inherently factual in nature, and subject to a comprehensive analysis of the facts and circumstances of the particular case. Depending on the circumstances, MiniMed may be required to indemnify Medtronic for any resulting taxes, which amounts could be material. See “Agreements Between Medtronic and MiniMed and Other Related Person Transactions—Agreements Entered into in Connection with the Separation—Tax Matters Agreement” for a more detailed discussion of the Tax Matters Agreement.
Cash in Lieu of Fractional Shares
The exchange agent, acting as agent for Medtronic shareholders otherwise entitled to receive fractional shares of MiniMed Common Stock, will aggregate all newly issued shares of MiniMed Common Stock that would otherwise have been issued to Medtronic shareholders as fractional shares and cause them to be sold in the open market for the accounts of the Medtronic shareholders who would have been entitled to receive them. Any proceeds that the exchange agent realizes from that sale will be distributed, less any brokerage commissions or other fees, to each Medtronic shareholder entitled thereto in accordance with such shareholder’s proportional interest in the aggregate number of shares sold. A Medtronic shareholder that receives cash in lieu of fractional shares of MiniMed Common Stock in the Exchange Offer will be treated as having received such fractional shares in the Exchange Offer and then as having sold such fractional share for cash. Such shareholder will recognize capital gain or loss in an amount equal to the difference between the amount of cash received and the shareholder’s adjusted tax basis in the fractional share as determined above. Such gain or loss will be long-term capital gain or loss if the shareholder’s holding period for its Medtronic Ordinary Shares exceeds one year at the time of the Exchange Offer. The deductibility of capital losses is subject to limitations.

MATERIAL IRISH TAX CONSEQUENCES
The following is a summary of the material Irish tax consequences of the Exchange Offer to certain beneficial owners of Medtronic Ordinary Shares that exchange their Medtronic Ordinary Shares for shares of MiniMed Common Stock pursuant to the Exchange Offer. The summary does not purport to be a comprehensive description of all of the Irish tax considerations that may be relevant to each Medtronic shareholder and Medtronic shareholders should consult their own tax advisors about the Irish tax consequences (and tax consequences under the laws of other relevant jurisdictions) of the Exchange Offer. The summary is based upon Irish tax laws and the published practice of the Irish Revenue Commissioners in effect on the date hereof. Changes in law or administrative practice may result in alteration of the tax considerations described below, possibly with retrospective effect.
The summary applies only to Medtronic shareholders who own their Medtronic Ordinary Shares as capital assets and does not apply to other categories of shareholders, such as dealers in securities, trustees, insurance companies, collective investment schemes and shareholders who have, or who are deemed to have, acquired their Medtronic Ordinary Shares by virtue of an Irish office or employment (performed or carried on in Ireland).
Withholding Tax on the Exchange Offer
Irish dividend withholding tax (“DWT”) should not arise in connection with the Exchange Offer where the arrangement does not form part of a scheme the main purpose of which is to enable Medtronic shareholders participating in the Exchange Offer to participate in the profits of Medtronic without receiving a dividend.
Irish Income Tax
Where the Exchange Offer is not subject to DWT in Ireland, Medtronic shareholders that participate in the Exchange Offer should not be subject to Irish income tax in respect of the exchange of their Medtronic Ordinary Shares for shares of MiniMed Common Stock.
Irish Tax on Chargeable Gains
The current rate of tax on chargeable gains (where applicable) in Ireland is 33%.
Non-Irish Resident Shareholders. Medtronic shareholders that are not resident or ordinarily resident in Ireland for Irish tax purposes and do not hold their shares in connection with a trade or business carried on by such shareholders through an Irish branch or agency will not be subject to Irish tax on chargeable gains on the disposal of their Medtronic Ordinary Shares or on receipt of shares of MiniMed Common Stock pursuant to the Exchange Offer.
Any subsequent disposal of MiniMed Common Stock will not be subject to Irish tax on chargeable gains provided the holder of such common stock is not resident or ordinarily resident in Ireland for Irish tax purposes and does not hold his or her common stock in connection with a trade or business carried on by such shareholder through an Irish branch or agency.
A Medtronic shareholder or holder of shares of MiniMed Common Stock who is an individual and who is temporarily a non-resident in Ireland may, under Irish anti-avoidance legislation, be liable to Irish tax on any chargeable gain realized on a disposal of such holder’s Medtronic Ordinary Shares or shares of MiniMed Common Stock during the period in which such individual is a non-resident.
Irish Resident Shareholders. Medtronic shareholders that are resident or ordinarily resident in Ireland for Irish tax purposes, or that hold their shares in connection with a trade or business carried on by such persons through an Irish branch or agency should consult their own tax advisors as to the Irish tax consequences of participating in the Exchange Offer.
Stamp Duty
Medtronic shareholders that participate in the Exchange Offer should not be subject to Irish stamp duty on the disposal of their Medtronic Ordinary Shares in the Exchange Offer.

THE IRISH TAX CONSEQUENCES SUMMARIZED ABOVE ARE FOR GENERAL INFORMATION ONLY. EACH MEDTRONIC SHAREHOLDER SHOULD CONSULT ITS TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF THE EXCHANGE OFFER TO IT IN LIGHT OF ITS PARTICULAR CIRCUMSTANCES, INCLUDING THE EFFECT OF ANY IRISH OR OTHER APPLICABLE TAX LAWS AND OF CHANGES IN APPLICABLE TAX LAWS.

LEGAL MATTERS
Certain matters, including the legality of the shares being offered herein, will be passed upon by Cleary Gottlieb Steen & Hamilton LLP, New York, New York. Skadden, Arps, Slate, Meagher & Flom LLP will issue an opinion to Medtronic, Inc., a wholly owned subsidiary of Medtronic plc, regarding certain U.S. federal income tax matters. A&L Goodbody LLP will issue an opinion to Medtronic regarding certain Irish tax matters. Certain legal matters in connection with the Exchange Offer will be passed upon for the dealer managers by Davis Polk & Wardwell LLP, New York, New York.

EXPERTS
The financial statements of MiniMed Group, Inc. as of April 24, 2026 and April 25, 2025 and for each of the three years in the period ended April 24, 2026 included in this prospectus have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.
The financial statements of Medtronic plc and management’s assessment of the effectiveness of internal control over financial reporting (which is included in Management’s Annual Report on Internal Control Over Financial Reporting) incorporated in this prospectus by reference to the Annual Report on Form 10-K for the fiscal year ended April 24, 2026 have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Shareholders of MiniMed Group, Inc.
Opinion on the Financial Statements
We have audited the accompanying consolidated balance sheets of MiniMed Group, Inc. and its subsidiaries (the “Company”) as of April 24, 2026 and April 25, 2025, and the related consolidated statements of operations, comprehensive income (loss), stockholders’ equity and cash flows for each of the three years in the period ended April 24, 2026, including the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of April 24, 2026 and April 25, 2025, and the results of its operations and its cash flows for each of the three years in the period ended April 24, 2026 in conformity with accounting principles generally accepted in the United States of America.
Basis for Opinion
These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
We conducted our audits of these consolidated financial statements in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud.
Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.
Critical Audit Matters
The critical audit matter communicated below is a matter arising from the current period audit of the consolidated financial statements that was communicated or required to be communicated to the audit committee and that (i) relates to accounts or disclosures that are material to the consolidated financial statements and (ii) involved our especially challenging, subjective, or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matter below, providing a separate opinion on the critical audit matter or on the accounts or disclosures to which it relates.
Corporate and Shared Expenses Allocated to the MiniMed Consolidated Financial Statements
As described in Notes 1 and 14 to the consolidated financial statements, prior to March 9, 2026, the Company operated as the diabetes business of Medtronic plc (“Medtronic” or the “Parent”) and did not exist as a separate, stand-alone legal entity. The consolidated financial statements reflect certain corporate and shared expenses that have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. These expenses have been allocated by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures and totaled $298 million for the year ended April 24, 2026.
The principal consideration for our determination that performing procedures relating to corporate and shared expenses allocated to the Diabetes business consolidated financial statements is a critical audit matter is a high degree of auditor effort in performing procedures related to management’s determination of the corporate and shared expenses allocated to the Diabetes business.
Addressing the matter involved performing procedures and evaluating audit evidence in connection with forming our overall opinion on the consolidated financial statements. These procedures included, among others (i) evaluating management’s process for determining the allocation methodologies; (ii) testing the completeness and accuracy of the data used by management in the allocation; and (iii) testing the allocation of corporate and shared expenses between Medtronic and the Diabetes business.
/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 29, 2026
We have served as the Company’s auditor since 2024.

MINIMED GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS

	Fiscal Year
(in millions, except per share data)	2026	2025	2024
Net sales	$3,102	$2,715	$2,469
Cost of products sold	1,422	1,187	1,032
Gross profit	1,680	1,528	1,436
Operating expenses:
Research and development expense	448	436	437
Selling, general, and administrative expense	1,183	1,080	1,057
Certain litigation charges, net	18	165	—
Other operating expense (income), net	221	(8)	11
Operating loss	(190)	(146)	(69)
Other non-operating expense (income), net	(1)	1	1
Loss before income taxes	(189)	(147)	(70)
Income tax provision	128	52	38
Net loss	(317)	(198)	(107)
Net income attributable to noncontrolling interests	(16)	(15)	(5)
Net loss attributable to the Company	$(333)	$(213)	$(112)
Earnings (loss) per share:
Basic	$(1.30)	$(0.84)	$(0.44)
Diluted	$(1.30)	$(0.84)	$(0.44)
Weighted-average shares outstanding
Basic	256.6	252.8	252.8
Diluted	256.6	252.8	252.8
The accompanying notes are an integral part of these consolidated financial statements.

MINIMED GROUP, INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

	Fiscal Year
(in millions)	2026	2025	2024
Net loss	$(317)	$(198)	$(107)
Other comprehensive income (loss), net of tax:
Translation adjustment	20	19	(7)
Other comprehensive income (loss), net of tax:	20	19	(7)
Comprehensive loss attributable to the Company	$(297)	$(179)	$(114)
The accompanying notes are an integral part of these consolidated financial statements.

MINIMED GROUP, INC.
CONSOLIDATED BALANCE SHEETS

(in millions)	April 24, 2026	April 25, 2025
ASSETS
Current assets:
Cash and cash equivalents	$298	$11
Accounts receivable, less allowance for credit losses of $26 and $46, respectively	200	570
Due from Medtronic	455	—
Inventories	341	311
Other current assets	54	48
Total current assets	1,348	939
Property, plant, and equipment, net	711	706
Goodwill	2,256	2,255
Other intangible assets, net	107	132
Tax assets	61	19
Other assets	147	150
Total assets	$4,630	$4,201
LIABILITIES AND EQUITY
Current liabilities:
Accounts payable	$163	$205
Due to Medtronic	137	—
Accrued compensation	163	182
Accrued rebates	45	51
Other accrued expenses	194	271
Total current liabilities	702	710
Other liabilities	317	162
Total liabilities	1,019	871
Commitments and contingencies (Note 12)
Stockholders’ equity:
Common stock, par value $0.01, 1,000,000,000 shares authorized at April 24, 2026, 280,819,988 and no shares issued and outstanding, at April 24, 2026 and April 25, 2025, respectively	3	—
Preferred stock, par value $0.01, 100,000,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	3,736	—
Retained earnings (Accumulated deficit)	(116)	—
Net parent investment	—	3,328
Accumulated other comprehensive income	(12)	3
Total stockholders’ equity	3,611	3,330
Noncontrolling interests	—	—
Total equity	3,611	3,330
Total liabilities and stockholders’ equity	$4,630	$4,201
The accompanying notes are an integral part of these consolidated financial statements.

MINIMED GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

($ in millions, shares in thousands)	Common Stock		Additional Paid-in Capital	Retained Earnings	Net Investment from Medtronic	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Par Value
April 28, 2023	—	$—	$—	$—	$3,411	$(9)	$3,402
Net loss	—	—	—	—	(107)	—	(107)
Other comprehensive loss	—	—	—	—	—	(7)	(7)
Net transfers from Parent	—	—	—	—	160	—	160
April 26, 2024	—	$—	$—	$—	$3,464	$(16)	$3,448
Net loss	—	—	—	—	(198)	—	(198)
Other comprehensive income	—	—	—	—	—	19	19
Net transfers from Parent	—	—	—	—	62	—	62
April 25, 2025	—	$—	$—	$—	$3,328	$3	$3,330
Net loss	—	—	—	(116)	(202)	—	(317)
Foreign exchange translation adjustment	—	—	—	—	—	20	20
Pension and other postretirement benefit adjustments	—	—	—	—	—	(13)	(13)
Distribution to Medtronic in connection with the Separation	—	—	(229)	—	—	—	(229)
Stock-based compensation expense	—	—	46	—	—	—	46
Issuance of common stock in connection with the MiniMed IPO	280,813	3	535	—	—	—	538
Vesting of restricted stock units, net of shares withheld for taxes	7	—	—	—	—	—	—
Net transfers from Parent	—	—	(104)	—	363	(21)	238
Reclassification of Net Parent Investment from Medtronic	—	—	3,489	—	(3,489)	—	—
April 24, 2026	280,820	$3	$3,736	$(116)	$—	$(12)	$3,611
The accompanying notes are an integral part of these consolidated financial statements.

MINIMED GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS

	Fiscal Year
(in millions)	2026	2025	2024
Operating Activities:
Net loss	$(317)	$(198)	$(107)
Adjustments to reconcile net loss to net cash (used in) provided by operating activities:
Depreciation and amortization	156	143	129
Provision for credit losses	28	21	22
Deferred income taxes	(54)	(2)	3
Stock-based compensation	46	41	38
Postretirement benefit plan expense	7	8	8
Asset impairments	84	—	—
Other, net	19	5	21
Change in operating assets and liabilities:
Accounts receivable, net	(83)	(66)	(105)
Due from related parties	(455)	—	—
Inventories	(29)	(19)	5
Accounts payable and accrued liabilities	41	191	(4)
Due to related parties	137	—	—
Blackstone funding arrangement	157	—	—
Other operating assets and liabilities	66	16	30
Net cash (used in) provided by operating activities	(197)	140	41
Investing Activities:
Additions to property, plant, and equipment	(223)	(193)	(148)
Purchases of investments	—	—	(5)
Sales and maturities of investments	—	—	11
Other investing activities, net	(10)	—	(14)
Net cash used in investing activities	(233)	(193)	(157)
Financing Activities:
Issuance of common stock from IPO	538	—	—
Net transfers (to) from Parent	407	12	112
Distribution to Parent in connection with IPO	(229)	—	—
Other financing activities, net	—	(2)	—
Net cash provided by financing activities	716	10	112
Effect of exchange rate changes on cash and cash equivalents	1	—	—
Net change in cash and cash equivalents	287	(43)	(4)
Cash and cash equivalents at beginning of period	11	54	58
Cash and cash equivalents at end of period	$298	$11	$54
Supplemental Cash Flow Information
Cash paid for income taxes	$2	$—	$—
Capitalized costs in accounts payable and accrued liabilities	23	21	28
The accompanying notes are an integral part of these consolidated financial statements.

MINIMED GROUP, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of the Business and Basis of Presentation
MiniMed Group, Inc. (“MiniMed” or the “Company”) is a medical technology company focused on the development, manufacture, and commercialization of insulin pumps, continuous glucose monitoring (“CGM”) systems, related consumables, smart pens, and digital health solutions for the management of T1D and T2D.
Basis of Presentation
Effective March 9, 2026 (the date of the closing of the Company’s initial public offering, or “IPO”), the Company’s financial statements are presented on a consolidated basis. The audited financial statements for all periods presented, including the historical results of the Company prior to March 9, 2026, are now referred to as the “consolidated financial statements.”
Prior to March 9, 2026, the Company operated as the diabetes business of Medtronic plc (“Medtronic” or the “Parent”) and did not exist as a separate, stand‑alone legal entity. The accompanying consolidated financial statements present the historical financial position, results of operations, and cash flows of the diabetes business for periods prior to March 9, 2026, as historically managed within Medtronic (the “Diabetes Business” or the “Company”), prepared on a carve‑out basis in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”).
The consolidated financial statements have been prepared in U.S. dollars and should be read in conjunction with the Company’s audited combined financial statements and related notes for the fiscal year ended April 25, 2025, contained in the Company’s final prospectus filed on March 6, 2026 with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) under the Securities Act of 1933, as amended, relating to the Registration Statement on Form S-1 (the “IPO Prospectus”). Figures within the consolidated financial statements are rounded, and certain totals may not sum precisely.
All revenues, costs, assets, and liabilities that are either legally attributable to or directly associated with the Company’s business activities are included in the consolidated financial statements herein. Prior to the closing of the Company’s IPO, the Company functioned together with other businesses controlled by Medtronic. Accordingly, the Company relied on Medtronic’s corporate and other support functions for its business and certain corporate and shared expenses have been allocated, including, but not limited to, finance and accounting, legal, information technology, human resources, facilities, warehousing, distribution, logistics, marketing, insurance, employee benefits and incentives, restructuring and associated costs, and stock-based compensation. However, the allocations may not reflect the expenses the Company would have incurred if the Company had been a standalone company for the periods presented. Total costs allocated to the Company prior to the IPO were $298 million and $344 million for the fiscal years ended April 24, 2026 and April 25, 2025, respectively, and are included in the consolidated statements of operations. All such amounts have been deemed to have been incurred and settled by the Company in the period in which the costs were recorded and are included in Net investment from Parent. All of these expenses have been allocated on a basis considered reasonable by management, using either specific identification when identifiable, or proportional allocations determined on the basis of revenue, usage, headcount, or other measures. Management considers the basis on which these expenses have been allocated to be a reasonable reflection of the utilization of such services by the Company.
The consolidated financial statements also include certain assets and liabilities that were historically recorded at the Medtronic corporate level but are specifically identifiable or otherwise attributable to the Company. Cash and cash equivalents legally owned and held by the Company are reflected in the consolidated balance sheets. Medtronic uses a centralized approach to cash management and financing of its operations and Medtronic funds the Company’s operating and investing activities as needed. The Company historically participated in related cash pooling arrangements to maximize the availability of cash for general operating and investing purposes. Under these cash pooling arrangements, cash balances were remitted regularly from the Company’s accounts. Prior to the IPO, substantially all of the Company’s cash was managed through Medtronic’s centralized treasury and cash pooling arrangements, and as a result, historical cash and cash equivalents presented may not be indicative of the Company’s standalone cash balances. Third-party debt and related interest expense of Medtronic were not attributed to the Company for the periods presented as the Company was not the sole legal obligor of such debt and Medtronic’s borrowings were not directly attributable to the Company, nor secured solely by the Company’s assets or guaranteed by the Company.
Net investment from Parent represents Medtronic’s interest in the Company’s net assets. As a direct ownership relationship does not exist between the various entities of the Company, Net investment from Parent is shown in the consolidated balance sheets herein. All significant transactions between Medtronic and the Company have been included in the consolidated financial statements. All intercompany transactions and balances prior to the Company’s IPO and separation from Medtronic (the “Separation”) have been eliminated. The Company continued to be funded through Medtronic’s cash management strategy through the IPO date the Separation (see Note 14. “Related Party Transactions” for more information). Transactions between Medtronic and the Company for periods prior to the Company’s IPO are deemed to have been settled immediately through Medtronic’s net investment. The net effect of the settlement of related party transactions is reflected as “Net transfers from Parent,” a financing activity in the consolidated statements of cash flows and “Net investment from Parent” in the consolidated balance sheets.
Initial Public Offering
On March 6, 2026, the Company launched its IPO through the sale of 28,000,000 shares of common stock, par value $0.01 per share, at an initial public offering price of $20.00 per share. The IPO closed on March 9, 2026. The Company’s common stock is listed on the Nasdaq Stock Market LLC under the symbol “MMED.”
Note 2. Summary of Significant Accounting Policies
Use of Estimates
The preparation of the consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. Estimates are used when accounting for items such as income taxes, contingencies, goodwill and intangible assets, equity investments, rebates, and liability valuations. Actual results may or may not differ from those estimates.
Fiscal Year-End
The Company utilizes a 52/53-week fiscal year, ending the last Friday in April, for the presentation of its consolidated financial statements and related notes thereto at April 24, 2026 and April 25, 2025, and for each of the fiscal years ended April 24, 2026 (fiscal year 2026), April 25, 2025 (fiscal year 2025) and April 26, 2024 (fiscal year 2024).
Cash Equivalents
The Company considers highly liquid investments with maturities of three months or less from the date of purchase to be cash equivalents. These investments are carried at cost, which approximates fair value.
Investments
The Company invests in marketable equity securities, including investments that do not have readily determinable fair values and investments accounted for under the equity method. Certain of the Company’s investments in marketable equity securities are long-term, strategic investments in companies that are in various stages of development and are included in other assets on the consolidated balance sheets. Equity investments that do not have readily determinable fair values are measured using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer. Equity securities accounted for under the equity method are initially recorded at the amount of the Company’s investment and are adjusted each period for the Company’s share of the investee’s income or loss and dividends paid. Securities accounted for under the equity method are reviewed quarterly for changes in circumstance or the occurrence of events that suggest other than temporary impairment has occurred.

Accounts Receivable and Allowance for Credit Losses
The Company grants credit to customers in the normal course of business and maintains an allowance for credit losses. When evaluating allowance for credit losses, the Company considers various factors, including historical experience and customer-specific information. Uncollectible accounts are written off against the allowance when it is deemed that a customer account is uncollectible. The Company estimates expected credit losses on a pool basis when similar risk characteristics are present. Portfolio segments are determined based on geography and type of customer. Type of customer includes Direct Consumers, Distributors, and National Healthcare Systems. Customer type is further disaggregated by country or region for determining portfolio segments. For each of the portfolio segments, credit losses are estimated based on a historical loss methodology, adjusted for current conditions and supportable forecast. The risk of loss for the Distributor and National Healthcare System receivables is low based on the Company’s historical experience. The risk of loss for Direct Consumer receivables is higher, as these are reliant on direct consumers having the ability to pay, and on the acceptance and payment from third-party payors.
The following table provides a reconciliation of the changes in the allowance for credit losses for fiscal years 2026, 2025 and 2024:

	Fiscal Year
(in millions)	2026	2025	2024
Beginning balance	$46	$40	$41
Provision charged to expense	28	21	22
Deductions	(48)	(15)	(23)
Ending balance	$26	$46	$40
Concentration of Credit Risk
Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of cash, cash equivalents, short-term investments and accounts receivable. The Company maintains deposit accounts in federally insured financial institutions in excess of federally insured limits. The Company also maintains investments in money market funds that are not federally insured. Additionally, the Company has established guidelines regarding investment instruments and their maturities, which are designed to maintain preservation of principal and liquidity.
No single customer represented over 10% of the Company’s total net sales or accounts receivable, net for fiscal years 2026, 2025 and 2024.
Inventories
Inventories are stated at the lower of cost or net realizable value, with cost determined on a first-in, first-out basis. The Company reduces the carrying value of inventories for items that are potentially excess, obsolete, or slow-moving based on changes in customer demand, technology developments, or other economic factors.
Property, Plant, and Equipment
Property, plant, and equipment is stated at cost and depreciated over the useful lives of the assets using the straight-line method. Additions and improvements that extend the lives of the assets are capitalized, while expenditures for repairs and maintenance are expensed as incurred. The Company assesses property, plant, and equipment for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable. The cost of interest that is incurred in connection with significant ongoing construction projects is capitalized using a weighted average interest rate. These costs are included in property, plant, and equipment and amortized over the useful life of the related asset. Upon retirement or disposal of property, plant, and equipment, the costs and related amounts of accumulated depreciation or amortization are eliminated from the asset and accumulated depreciation accounts. The difference, if any, between the net asset value and the proceeds, is recognized in earnings.

Goodwill and Intangible Assets
Goodwill attributed to the Company represents the historical goodwill balances in the Parent’s Diabetes business arising from acquisitions specific to the Company. Goodwill is the excess of the purchase price over the estimated fair value of identified net assets of acquired businesses. The Company assesses goodwill for impairment annually in the third quarter of the fiscal year and whenever an event occurs, or circumstances change that would indicate the carrying amount may be impaired. The Company operates as a single segment, which is considered to be the sole reporting unit. Therefore, impairment testing for goodwill is performed at the enterprise level. The Company calculates the excess of the reporting unit’s fair value over its carrying amount, including goodwill, utilizing a discounted cash flow analysis and revenue and earnings multiples using comparable public company information. The test for impairment of goodwill requires the Company to make several estimates related to projected future cash flows and appropriate multiples to determine the fair value of the goodwill reporting unit. Significant assumptions used in the reporting unit fair value measurements include forecasted cash flows, including revenue and expense growth rates, discount rate, and revenue and earnings multiples. An impairment loss is recognized when the carrying amount of the reporting unit’s net assets exceeds the estimated fair value of the reporting unit.
Intangible assets include purchased technology, patents, trademarks, tradenames, and customer relationships. Intangible assets with a definite life are amortized on a straight-line basis with estimated useful lives typically ranging from 7 to 20 years. Amortization is recognized within cost of products sold and selling, general, and administrative expenses in the consolidated statements of operations. Intangible assets with a definite life are tested for impairment whenever events or changes in circumstances indicate that the carrying amount of the asset group, which includes intangible assets, may not be recoverable. When events or changes in circumstances indicate that the carrying amount of the asset group may not be recoverable, the Company compares the asset group’s carrying value to its respective undiscounted future cash flows. If the carrying value is not recoverable, an impairment loss is recognized based on the amount by which the carrying value exceeds the fair value. The fair value of the asset group is estimated by utilizing a discounted cash flow analysis.
Lessor Arrangements
In certain geographies, insulin pumps are leased to customers, including on a stand-alone basis or in arrangements that include the pump and ongoing purchase of consumable products, which are accounted for as operating leases. The lease terms are typically up to four years. For arrangements that contain both pumps and consumables, consideration is allocated between the lease and non-lease components based on the relative standalone price. Operating lease revenue is recognized within net sales in the consolidated statements of operations and represented less than 3 percent of the Company’s total net sales for fiscal years 2026, 2025 and 2024. Assets related to operating leases are reported within property, plant, and equipment, net in the consolidated balance sheets.
Self-Insurance
Effective March 1, 2026, upon the Separation, the Company concluded its participation in Medtronic’s self-insurance program and implemented a standalone insurance program. The Company maintains commercial insurance coverage for certain risks and retains exposure to losses within specified deductibles and self-insured retentions.
The Company records liabilities for retained risks based on historical claims experience, actuarial analyses, and other relevant assumptions. Given the Company’s limited standalone claims history following the Separation, these liabilities are estimated using a combination of historical claims experience from Medtronic’s legacy program, industry data, exposure-based assumptions, and actuarial analyses. These estimates are subject to inherent uncertainty and may differ from actual results due to claim development, legal outcomes, and changes in economic and market conditions.
Pensions
Prior to the Separation, certain of the Company’s employees participated in defined benefit plans sponsored by Medtronic. During that period, the Company did not recognize assets or liabilities related to the funded status of those plans because MiniMed was not the legal sponsor. Accordingly, for periods prior to the Separation, the accompanying consolidated statements of operations reflect the cost of those plans as if they were multi-employer plans. In connection with the Separation, MiniMed assumed certain non-U.S. defined benefit pension obligations and, for certain plans related plan assets attributable to active MiniMed employees that were legally transferred from Medtronic to MiniMed.
Following the Separation, the Company measures its defined benefit retirement plan obligations using actuarial valuations. The Company recognizes the funded status of its defined benefit pension plans on the consolidated balance sheets and recognizes changes in the funded status arising during the period that are not recognized as components of net periodic benefit cost within other comprehensive income, net of income taxes. The projected benefit obligation represents the actuarial present value of benefits expected to be paid upon our employee’s expected date of separation or retirement. Amounts recognized for the Company’s defined benefit pension plans are based on estimates and assumptions, including among other things, discount rates, pension increase, salary increase, and other actuarial assumptions. See Note 15. “Pension”, for more information.
Fair Value Measurements
The Company follows the authoritative guidance on fair value measurements and disclosures with respect to assets and liabilities that are measured at fair value on both a recurring and non-recurring basis. Fair value is defined as the exit price, or the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The authoritative guidance also establishes a hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs market participants would use in valuing the asset or liability, based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors market participants would use in valuing the asset or liability developed based upon the best information available in the circumstances. The categorization of financial assets and financial liabilities within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement. The hierarchy is broken down into three levels defined as follows:
•Level 1 - Inputs are quoted prices in active markets for identical assets or liabilities.
•Level 2 - Inputs include quoted prices for similar assets or liabilities in active markets, quoted prices for identical or similar assets or liabilities in markets that are not active, and inputs (other than quoted prices) that are observable for the asset or liability, either directly or indirectly.
•Level 3 - Inputs are unobservable for the asset or liability.
Revenue Recognition
The Company derives its revenues from the sale of reusable and single-use products which together comprise AID systems and smart multiple daily injection (MDI) systems. In the United States, the Company primarily sells its products directly to patients and indirectly to independent distributors. Outside of the United States, the diabetes market is highly varied, with nuanced differences in sales process and country-specific factors like tenders, vendor rankings for access, and varying levels of government involvement in procurement, fulfillment, and reimbursement. The Company recognizes revenue when control is transferred to the customer. Revenue for insulin pumps, smart insulin pens, CGMs, other consumables, and software is generally recognized at a point in time. Revenue for services, such as patient training and education and care management, is recognized as services are rendered. For products sold through direct sales representatives and independent distributors, control is typically transferred upon shipment or upon delivery, based on the contract terms and legal requirements. Payment terms vary depending on the country of sale, type of customer, and type of product and generally range from 30 days to 180 days.
The Company considers the individual deliverables in its product offerings to be separate performance obligations. If a contract contains more than one performance obligation, the transaction price is allocated to each performance obligation based on relative standalone selling price. Contracts for the sale of certain products may include promises related to ongoing monitoring services that are typically provided throughout the four-year warranty period. As there is no standalone value for these services, the Company estimates the value by applying the expected cost plus margin approach. The services were determined to be both qualitatively and quantitatively immaterial in the context of the contract, and the Company has elected to account for these using the practical expedient under ASC 606 which permits a company to make a cost accrual for the costs of providing the services if revenue is recognized before those immaterial services are transferred to the customer. The cost accrual for these services is included in other accrued expenses and other liabilities in the consolidated balance sheets.
Shipping and handling are treated together as a fulfillment activity rather than a promised service, and therefore, is not considered a performance obligation. Taxes assessed by a governmental authority that are both imposed on, and concurrent with, a specific revenue producing transaction and collected by the Company from customers (for example, sales, use, value added, and some excise taxes) are not included in revenue. For contracts that have an original duration of one year or less, the Company uses the practical expedient applicable to such contracts and does not adjust the transaction price for the time value of money.
Generally, the Company offers a 30-day right of return to customers that purchase directly from the Company. Distributors do not have rights of return. The amount of revenue recognized reflects sales rebates and returns and other revenue adjustments, which are estimated based on sales terms, historical experience, expected volumes, and trend analysis. In estimating rebates, the Company considers the lag time between the point of sale and the payment of the rebate claim, the stated rebate rates, and other relevant information. In estimating returns, the Company considers the historical experience, adjusted for any known or expected changes. The Company records adjustments to rebates and returns reserves as increases or decreases of revenue.
The Company records a deferred revenue liability if a customer pays consideration, or the Company has the right to invoice, before the Company transfers a good or service to the customer. Deferred revenue primarily relates to software upgrades for certain products.
Shipping and Handling
Shipping and handling costs incurred to physically move product from the Company’s premises to the customer’s premises are recognized in selling, general, and administrative expenses in the consolidated statements of operations and were $56 million, $49 million and $50 million in fiscal years 2026, 2025 and 2024, respectively. Other shipping and handling costs incurred to store, move, and prepare products for shipment are recognized in cost of products sold in the consolidated statements of operations.
Warranty
The Company offers warranties on certain product offerings. The majority of the Company’s warranty liability relates to the four-year warranty on insulin pumps offered to original users and may replace any pumps that do not function as intended, in accordance with the product specifications within the warranty period. Estimated warranty costs associated with a product are recorded within cost of products sold at the time revenue is recognized. The Company estimates future warranty costs by analyzing historical and anticipated rates of warranty claims and the number and cost of units sold. The Company assesses the adequacy of the warranty reserves on a quarterly basis and adjusts these amounts as necessary.
Research and Development
Research and development costs are expensed when incurred. Research and development costs include costs of research, engineering, and technical activities to develop a new product or service or make significant improvement to an existing product or manufacturing process. Research and development costs also include pre-approval regulatory and clinical trial expenses.
Contingencies
The Company records a liability in the consolidated financial statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable, and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed.
Income Taxes
Prior to the Separation, the Company’s operations were included in the foreign and domestic income tax returns of Medtronic plc and its U.S. and foreign affiliates, as applicable. For periods prior to the Separation, the income tax amounts presented in the consolidated financial statements were prepared on a stand-alone basis in accordance with ASC 740, Income Taxes, using the separate return method. Under this method, the Company calculated current and deferred income taxes as if it had filed separate tax returns in each jurisdiction in which it operated. Current income taxes were determined based on the amount of hypothetical tax payable to, or refundable from, Medtronic as if the Company was a separate taxpayer for the relevant period. Deferred income taxes were recognized for temporary differences and any carryforwards that would have arisen on a hypothetical separate return basis, and the Company assessed the realizability of deferred tax assets and the need for a valuation allowance based on projected separate return results. For periods prior to the Separation, current income tax liabilities, including amounts related to unrecognized tax benefits associated with our operations and included in Medtronic’s income tax returns, were deemed settled through net parent investment in the consolidated balance sheets, with the corresponding activity reflected in net transfers from parent within financing activities in the consolidated statement of cash flows. Following the Separation, liabilities for unrecognized tax benefits for which the Company is responsible are recorded in the consolidated balance sheet based on the relevant facts and circumstances, including the extent to which tax authorities may assert that the Company is the primary obligor for historical tax matters.
Post separation, the Company’s operating footprint, as well as tax return elections and assertions may be different and therefore, the Company’s income taxes, as presented in the consolidated financial statements for periods prior to the Company’s IPO, may not be indicative of the Company’s future income taxes.
Income taxes are accounted for under the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements. Under this method, the Company determines deferred tax balances on the basis of the differences between the financial statement and tax basis of assets and liabilities by using enacted tax rates in effect for the year in which the differences are expected to reverse. The effect of a change in tax rates on deferred tax balances is recognized in income in the period that includes the enactment date.
The Company recognizes deferred tax assets to the extent it is believed such assets are more likely than not to be realized. In making such a determination, the Company considers all available evidence, including future reversals of existing taxable temporary differences, projected future taxable income, tax-planning strategies, carryback potential if permitted under the tax law, and results of recent operations. If it is determined that the Company would be able to realize its deferred tax assets in the future in excess of their net recorded amount, management would make an adjustment to the deferred tax asset valuation allowance, which would reduce the provision for income taxes.
The Company recognizes the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities, based on the technical merits of the position. The tax benefits recognized in the consolidated financial statements from such a position are measured based on the largest benefit that has a greater than fifty percent likelihood of being realized upon settlement. Interest and penalties related to uncertain tax positions are recognized as part of the provision for income taxes and are accrued beginning in the period that such interest and penalties would be applicable under relevant tax law until such time that the related tax benefits are recognized. Post-Separation, liabilities related to unrecognized tax benefits for which the Company is liable are reported within the consolidated balance sheet based upon tax authorities’ ability to assert that the Company may be the primary obligor for historical taxes, among other factors.

Other Operating Expense (Income), Net
Other operating expense (income), net primarily includes restructuring expense, royalty expense, foreign currency hedging gains and losses, currency remeasurement, and expenses and income associated with research and development funded arrangements.
Other Non-Operating Expense, Net
Other non-operating expense, net includes investment gains and losses.
Currency Translation
Assets and liabilities of non-U.S. dollar functional currency entities are translated to U.S. dollars at period-end exchange rates, and the currency impacts arising from the translation of the assets and liabilities are recorded as a cumulative translation adjustment, a component of accumulated other comprehensive income (loss), on the consolidated balance sheets. Elements of the consolidated statements of operations are translated at the average monthly currency exchange rates in effect during the period. Currency transaction gains and losses are included in other operating expense (income), net in the consolidated statements of operations.
Stock-Based Compensation
Stock-based compensation cost is measured at the grant date based on the estimated fair value of the award, and the portion that is ultimately expected to vest is recognized as compensation expense over the requisite service period on a straight-line basis. The Company’s stock-based compensation expense is based on stock option awards, restricted stock unit awards, performance share unit awards, and employee stock purchase plan expenses. The Company estimates the fair value of stock options issued under the 2026 MiniMed Group, Inc. Long Term Incentive Plan (the “MiniMed LTIP”), and employee purchase rights under the MiniMed Group, Inc. 2026 Employee Stock Purchase Plan (“ESPP”) using the Black-Scholes option pricing model on the date of grant. The Black-Scholes option pricing model requires the use of assumptions about a number of variables, including stock price volatility, expected term, dividend yield and risk-free interest rate (refer to Note 9. “Stock-based Compensation”). The fair value of restricted stock unit (RSU) awards issued under the Company’s stock incentive plans that vest solely based on service, is estimated based on the fair market value of the underlying stock on the date of grant. Performance share unit awards (PSU) vest based upon predefined company performance metrics and the awardee’s continuing service through the measurement date. The fair value of these awards is generally estimated based on the fair market value of the underlying stock on the date of grant. These awards vest upon the Company’s actual performance relative to predefined performance metrics and subject to the awardee’s continuous service through the respective measurement dates as defined in the award agreements. At each reporting period, the Company reassesses the probability of the achievement of such performance metrics. For certain PSUs with market-based criteria, the Company uses a Monte Carlo methodology to estimate the fair value at the date of grant. Any expense change resulting from an adjustment in the estimated shares to ultimately vest is recorded in the period of adjustment. With respect to RSU awards with a market condition, the Company recognizes compensation expense ratably over the requisite service period under an award based on the fair market value of the award at the time of grant, regardless of whether the market condition is satisfied. Previously recognized compensation cost would be reversed only if the employee terminated employment before completing the requisite service period. The Company’s consolidated statements of operations also include allocations of stock-based compensation expense from Medtronic for periods presented prior to the Company’s IPO.
Net Loss Per Share
Basic net loss per share is calculated by dividing the net loss by the weighted average number of common shares that were outstanding for the period, without consideration for common share equivalents. Diluted net loss per share is calculated by dividing the net loss by the weighted-average number of dilutive common share equivalents outstanding for the period determined using the treasury-stock method. Dilutive common share equivalents are comprised of potential ESPP shares, unvested RSUs and PSUs, and restricted stock awards, and stock options outstanding under our stock-based compensation plans. Adjustments to the denominator are required to reflect the related dilutive shares. For all periods presented, there was no difference in the number of shares used to calculate basic and diluted shares outstanding as the Company incurred a net loss, and all potentially dilutive securities were anti-dilutive.
Immediately prior to the IPO, on March 5, 2026, the Company’s outstanding common stock was converted from 100 shares of common stock to 252,813,348 shares of common stock. On March 6, 2026, the Company launched its IPO through the sale of 28,000,000 shares of common stock. For the purposes of the Company’s earnings per share calculations, the converted shares are being retrospectively reflected for all periods presented.
The following table sets forth potentially dilutive securities that were excluded from the diluted loss per share calculation because the effect would be anti-dilutive, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the periods. There were no equity awards and no dilutive equity instruments of the Company outstanding prior to the IPO.

Fiscal Year
(in thousands of common stock equivalent shares)	2026
Options	—
RSUs	573
PSUs	21
ESPP	4
Total	598
Recently Adopted Accounting Standards
Income Taxes
In December 2023, the FASB issued Accounting Standards Update (ASU) 2023-09, Improvements to Income Tax Disclosures (Topic 740), which requires incremental annual disclosures on income taxes, including rate reconciliations, income taxes paid, and other disclosures. The Company adopted this guidance prospectively beginning in the fourth quarter of fiscal year 2026 for the annual report. The adoption of this guidance did not have a material impact to the Company’s consolidated financial statements but did require additional disclosures. Refer to Note 8. “Income Taxes”, for additional information.
Accounting Pronouncements Issued and Not Yet Adopted
Disaggregation of Income Statement Expenses
In November 2024, the FASB issued ASU 2024-03, Disaggregation of Income Statement Expenses (Topic 220-40), which requires tabular disclosures disaggregating certain costs and expenses within relevant income statement captions. The Company will adopt this guidance beginning in the fourth quarter of fiscal year 2028 for its annual reports and for interim periods starting in fiscal year 2029. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.
Internal-Use Software
In September 2025, the FASB issued ASU 2025-06, Targeted Improvements to the Accounting for Internal-Use Software (Subtopic 350-40), to increase the operability of the recognition guidance by removing all references to “development stages” and clarifying when an entity is required to start capitalizing software costs. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2029. The Company is currently evaluating the potential effect that the updated standard will have on its financial statement disclosures.
Derivatives and Hedging and Revenue from Contracts with Customers
In September 2025, the FASB issued ASU 2025-07, Derivative Scope Refinements and Scope Clarification for Share-Based Noncash Consideration from a Customer in a Revenue Contract (Topics 815 and 606). The guidance refines the scope of Topic 815 to clarify which contracts are subject to derivative accounting. This ASU also provides clarification under Topic 606 for share-based payments from a customer in a revenue contract. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2028, with early adoption permitted. The Company is currently evaluating the potential effect that the updated standard will have on its financial statements.
Government Grants
In December 2025, the FASB issued ASU 2025-10, Accounting for Government Grants Received by Business Entities (Topic 832), to establish authoritative guidance on the accounting for government grants received by business entities, including guidance for grants related to an asset and grants related to income. This accounting guidance is effective for the Company beginning in the first quarter of fiscal year 2030. The Company is currently evaluating the potential effect that the updated standard will have on its financial statements.
Note 3. Revenue
The Company’s revenues are principally derived from the sale of reusable and single-use products which together comprise automated insulin delivery (AID) systems and smart multiple daily injection (MDI) systems for diabetes management to individuals, distributors, healthcare providers, and other institutions globally.
The table below includes net sales by geography for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024:

	Fiscal Year
(in millions)	2026	2025	2024
U.S.(1)	$917	$903	$833
International(2)	2,185	1,812	1,636
Total	$3,102	$2,715	$2,469
__________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
The table below includes net sales by product category for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024:

	Fiscal Year
(in millions)	2026	2025	2024
Pumps	$546	$541	$540
Consumables	956	854	777
CGM	1,553	1,313	1,117
Other (1)	46	6	34
Total	$3,102	$2,715	$2,469
__________________
(1)Primarily includes revenue generated from the sale of smart insulin pens and services. Amounts in this line also reflect adjustments to the Company’s Italian payback accruals resulting from two rulings in 2024 by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015. Refer to Note 12. “Commitments and Contingencies,” for more information.
At April 24, 2026, $45 million of rebates and other adjustments were classified as accrued rebates and $2 million of rebates and other adjustments were classified as other liabilities in the consolidated balance sheets. At April 25, 2025, $51 million of rebates and other adjustments were classified as accrued rebates and $38 million of rebates and other adjustments were classified as other liabilities in the consolidated balance sheets. There was $6 million and $5 million of return reserves classified as other accrued expenses in the consolidated balance sheets at April 24, 2026 and April 25, 2025, respectively.
During the fiscal year ended April 25, 2025, the Company recognized $20 million of incremental Italian payback accruals resulting from the July 22, 2024 rulings by the Constitutional Court of Italy relating to certain prior years since 2015. During the fiscal year ended April 24, 2026, the Company decreased its accrual for the Italian payback by $7 million resulting from the June 30, 2025 legislative decree published by the Italian government and formalized into law in August 2025 confirming a reduction of the amounts due for years 2015 to 2018. The changes in estimates related to the Italian payback accruals were recognized as adjustments to net sales in the consolidated statements of operations. Refer to Note 12. “Commitments and Contingencies,” for additional information. Other adjustments to variable consideration during the fiscal years ended April 24, 2026 and April 25, 2025 were not material.
Deferred Revenue and Remaining Performance Obligations
Deferred revenue at April 24, 2026 and April 25, 2025 was $19 million and $15 million, respectively. At April 24, 2026 and April 25, 2025, $15 million and $11 million was included in other accrued expenses, respectively, and $4 million and $3 million was included in other liabilities, respectively in the consolidated balance sheets. During the fiscal year ended April 24, 2026, the Company recognized $10 million of revenue that was included in deferred revenue as of April 25, 2025. During the fiscal year ended April 25, 2025, the Company recognized $13 million of revenue that was included in deferred revenue as of April 26, 2024.
Remaining performance obligations include goods and services that have not yet been delivered or provided under existing, noncancellable contracts with minimum purchase commitments. At April 24, 2026, the estimated revenue expected to be recognized in future periods related to unsatisfied performance obligations for executed contracts with an original duration of one year or more was approximately $39 million. The Company expects to recognize revenue on the majority of these remaining performance obligations over the next three years.
Note 4. Restructuring
Total restructuring, associated, and other costs for the fiscal years ended April 24, 2026, April 25, 2025, April 26, 2024 were $142 million, $25 million and $29 million, respectively.
Contract Termination Activity
In December 2025, management approved and committed to a plan to terminate a third-party manufacturing agreement. In conjunction with this plan, the Company recorded pre-tax charges of $118 million during the fiscal year ended April 24, 2026, including $84 million recognized within cost of products sold related to asset write-offs and $34 million recognized within other operating expense (income), net related to contract termination costs in the consolidated statements of operations. As of April 24, 2026, $24 million and $10 million were recorded within other accrued expenses and other liabilities, respectively, in the consolidated balance sheet. There were no comparable liabilities recorded in the consolidated balance sheets as of April 25, 2025.
Other Restructuring Activities
The Company also incurred restructuring charges during the fiscal years ended April 24, 2026 and April 25, 2025 for individually immaterial restructuring activities. The restructuring, associated, and other costs for these activities primarily related to employee termination benefits provided to employees who have been involuntarily terminated, facility related and asset write-offs.
The following table presents the classification of these restructuring, associated, and other costs in the consolidated statements of operations for the direct restructuring activities for the fiscal years ended April 24, 2026, April 25, 2025, April 26, 2024:

	Fiscal Year
(in millions)	2026	2025	2024
Cost of products sold	$6	$—	$1
Selling, general, and administrative expenses	—	—	6
Other operating expense (income), net	13	13	8
Total	$19	$13	$15

Allocations of corporate restructuring activities for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024 are included within Note 14. “Related Party Transactions.” As of April 24, 2026 and April 25, 2025, the restructuring liabilities recognized in the consolidated balance sheets were not material.
Note 5. Composition of Certain Financial Statement Items
Inventories
Inventories consisted of the following at April 24, 2026 and April 25, 2025:

(in millions)	April 24, 2026	April 25, 2025
Raw materials	$128	$87
Work in process	34	38
Finished goods	179	185
Total	$341	$311
Property, Plant and Equipment
The following are the components of property, plant and equipment:

(in millions)	April 24, 2026	April 25, 2025
Computer software	$532	$447
Equipment	480	395
Land and land improvements	7	7
Building and leasehold improvements	232	233
Construction in progress	241	286
Property, plant and equipment, at cost	1,492	1,369
Less: Accumulated Depreciation	(781)	(663)
Property, plant and equipment, net (1)	$711	$706
__________________
(1)Property, plant and equipment, net in the United States was $673 million and $662 million as of April 24, 2026 and April 25, 2025, respectively.
Depreciation expense of $130 million, $114 million, and $96 million was recognized in fiscal years 2026, 2025 and 2024, respectively.
Goodwill
As of April 24, 2026 and April 25, 2025, the carrying amount of goodwill was $2.3 billion in each period. The Company did not engage in any business combinations or other transactions that would affect the carrying amount of goodwill. The Company did not recognize any goodwill impairment charges during the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024.

Intangible Assets
The following table presents the gross carrying amount and accumulated amortization of intangible assets:

(in millions)	April 24, 2026		April 25, 2025
Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Purchased technology and patents	$245	$(147)	$246	$(125)
Customer-related	70	(63)	68	(60)
Trademarks, tradenames and other	5	(3)	5	(3)
Total	$321	$(214)	$320	$(188)
The Company did not recognize any definite-lived intangible asset impairment charges during the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024.
Amortization Expense
The following table presents the intangible asset amortization expense classification for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024:

	Fiscal Year
(in millions)	2026	2025	2024
Cost of products sold	$23	$24	$24
Selling, general, and administrative expense	3	5	9
Total amortization expense	$26	$29	$33
Estimated aggregate amortization expense by fiscal year based on the current carrying value and remaining estimated useful lives of definite-lived intangible assets at April 24, 2026 are as follows:

(in millions)	Amortization Expense
2027	26
2028	25
2029	22
2030	19
2031	9

Other Accrued Expenses
Other accrued expenses included in the consolidated balance sheets were as follows:

(in millions)	April 24, 2026	April 25, 2025
Contract termination accrual	$24	$—
Accrued income taxes	38	—
Accrued litigation charges	24	165
Accrued warranties	17	15
Deferred income	15	11
Ancillary services cost accrual	—	11
Operating lease obligations	8	11
Right of return	6	5
Other accrued expenses(1)	61	53
Total	$194	$271
__________________
(1)Other accrued expenses includes general accrued expenses as well as accruals related to restructuring, product remediation, clinical trials, and consultant fees.
Product Warranties
The following table provides a reconciliation of the changes in product warranty liabilities for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024:

	Fiscal Year
(in millions)	2026	2025	2024
Balance at the beginning of the period	$57	$65	$62
Provisions for warranties issued during the period	46	37	22
Settlements made during the period	(46)	(41)	(26)
Adjustment of prior estimates	6	(3)	6
Balance at end of the period	$63	$57	$65
As of April 24, 2026 and April 25, 2025, total product warranty reserves were included in the following consolidated balance sheet accounts:

(in millions)	April 24, 2026	April 25, 2025
Other accrued expenses	$17	$15
Other liabilities	47	42
Total warranty reserves	$63	$57
Note 6. Financial Instruments
The Company holds equity investments without readily determinable fair values and investments accounted for under the equity method. Equity investments that do not have readily determinable fair values are included within Level 3 of the fair value hierarchy, as they are measured using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.
The following table summarizes the Company’s equity and other investments at April 24, 2026 and April 25, 2025, which are classified as other assets in the consolidated balance sheets:

(in millions)	April 24, 2026	April 25, 2025
Investments without readily determinable fair values	$73	$73
Equity method investments	2	2
Total equity investments	$75	$75
The table below includes activities related to the Company’s portfolio of equity and other investments:

	Fiscal Year
(in millions)	2026	2025	2024
Proceeds from sales	$—	$—	$11
Impairment losses recognized	$1	$1	$1
Note 7. Debt
Supplier Financing Arrangements
The Company participates in a supplier financing program that provides participating suppliers the ability to finance payment obligations from the Company with third-party financial institutions in order to receive earlier payment. The Company’s standard payment term is 90 days. The Company’s outstanding payables to its suppliers, including amounts due and payment terms, are not affected by a supplier’s participation in the program. At April 24, 2026 and April 25, 2025, the Company had $15 million and $25 million, respectively, of outstanding payables associated with the supplier financing program recorded in Accounts payable in the consolidated balance sheets. The historical financial statements previously reported by the Company covering periods prior to the Separation included the supplier financing arrangements of $9 million as of April 25, 2025 which did not convey to the Company following the Separation.
The following table presents a roll-forward of outstanding payables confirmed as valid associated with the program during fiscal year 2026:

Fiscal Year
(in millions)	2026
Beginning Balance	$25
Adjustments for non-conveying balances at Separation	(9)
Invoices confirmed during the year	73
Confirmed invoices paid during the year	(74)
Ending Balance	$15
Revolving Credit Facility
On January 15, 2026, the Company entered into a credit agreement that provides for a five‑year senior secured revolving credit facility (the “Revolving Credit Facility”) with an aggregate principal amount of up to $500 million, with Citibank, N.A. serving as administrative agent for a syndicate of lenders. Subject to the conditions to borrowings contained therein, the commitments under the Revolving Credit Facility became available upon the completion of the Company’s IPO on March 9, 2026.
In connection with entering into the Revolving Credit Facility, the Company incurred approximately $2.5 million of debt issuance costs. These costs are capitalized within other assets and are being amortized to interest expense over the five‑year contractual term of the Revolving Credit Facility.

The Revolving Credit Facility is available in U.S. dollars and certain approved alternative currencies, initially including Euros. Borrowings under the Revolving Credit Facility may be used for working capital and other general corporate purposes. Subject to specified conditions, one or more of the Company’s wholly owned subsidiaries may be added as additional borrowers.
Borrowings under the Revolving Credit Facility bear interest, at the Company’s option, at (i) Term SOFR or a base rate for U.S. dollar‑denominated borrowings or (ii) EURIBOR for Euro‑denominated borrowings, in each case plus an applicable margin determined pursuant to a pricing grid based on the Company’s secured net leverage ratio. The Company is also required to pay commitment fees on unused commitments and letter of credit fees, in each case determined pursuant to the same pricing grid.
Interest is payable (i) for Term SOFR or EURIBOR borrowings, on the last day of each applicable interest period (or, for any interest period longer than three months, every three months), and (ii) for base rate borrowings, on the last business day of each March, June, September, and December.
The obligations under the Revolving Credit Facility are guaranteed by certain of the Company’s wholly owned subsidiaries and are secured by certain assets of such subsidiaries, subject to customary exceptions.
The Revolving Credit Facility contains customary representations and warranties, affirmative and negative covenants, and events of default, including financial maintenance covenants and restrictions on, among other things, additional indebtedness, liens, asset sales, restricted payments, investments, certain debt prepayments, and merger transactions. The Revolving Credit Facility matures in March 2031.
As of April 24, 2026, there were no borrowings outstanding under the Revolving Credit Facility, and the Company was in compliance with all applicable covenants.
Note 8. Income Taxes
The income tax provision is based on income before income taxes reported for financial statement purposes. Prior to the Separation, income taxes have been calculated using a separate return method. The separate return method applies the accounting guidance for income taxes to the standalone financial statements as if the Company were a separate taxpayer and a standalone entity.
For all periods prior to the Separation, the Company was part of Medtronic’s consolidated U.S. federal income tax return, as well as Medtronic’s separate and combined income tax returns in numerous state and international jurisdictions. The Company’s current tax liabilities computed under the separate return method are considered to be effectively settled in the Consolidated Financial Statements at the time the transaction is recorded, with the offset recorded against Net Parent investment from Medtronic.
The components of income/(loss) before income taxes, based on tax jurisdiction, are as follows:

	Fiscal Year
(in millions)	2026	2025	2024
U.S.	$(381)	$(281)	$(176)
International	192	134	106
Loss before income taxes	$(189)	$(147)	$(70)

The income tax provision consists of the following:

	Fiscal Year
(in millions)	2026	2025	2024
Current tax expense:
Federal	$23	$24	$11
State	2	2	2
International	153	28	21
Total current tax expense	178	54	34
Deferred tax expense (benefit):
Federal	2	—	—
State	—	—	—
International	(52)	(2)	3
Net deferred tax expense (benefit)	(50)	(2)	3
Income tax provision	$128	$52	$38
Tax assets (liabilities), shown before jurisdictional netting of deferred tax assets (liabilities), are comprised of the following:

(in millions)	April 24, 2026	April 25, 2025
Deferred tax assets:
Net operating loss, capital loss, and credit carryforwards	$30	$112
Capitalization of research and development	93	280
Other accrued liabilities	48	8
Legal settlement	5	37
Accrued compensation	19	14
Stock-based compensation	3	11
Lease obligations	7	12
Intangible assets	72	3
Accumulated depreciation	—	5
Inventory	5	1
Other	1	6
Gross deferred tax assets	283	489
Valuation allowance	(214)	(462)
Total deferred tax assets	69	27
Deferred tax liabilities:
Right of use leases	(7)	(12)
Other	(8)	—
Total deferred tax liabilities	(15)	(12)
Total deferred tax liabilities	(15)	(12)
Tax assets, net	$54	$15
Reported as (after valuation allowance and jurisdictional netting):
Tax assets	61	19
Other liabilities	(7)	(4)
Tax assets, net	$54	$15

No deferred taxes have been provided for undistributed earnings of the Company’s foreign subsidiaries as of April 24, 2026, as these earnings have been and under current plans continue to be permanently reinvested in the subsidiaries. A determination of the amount of the unrecognized deferred tax liability related to these undistributed earnings is not practicable due to the complexity and variety of assumptions necessary based on the manner in which the undistributed earnings would be repatriated.
At April 24, 2026, the Company had less than $1 million of tax effected U.S. federal net operating loss carryforwards, all of which have no expiration. For U.S. state purposes, the Company had $5 million of tax effected net operating loss carryforwards at April 25, 2025, which will expire during fiscal years 2034 through 2040.
At April 24, 2026, the Company also had $24 million of tax credits available to reduce future income taxes payable, of which $22 million have no expiration. The remaining credits will expire during fiscal years 2029 through 2040.
The Company has established valuation allowances primarily related to the uncertainty of the utilization of certain deferred tax assets in the U.S. federal and State jurisdictions, as well as certain tax loss carryforwards in various jurisdictions outside of the U.S. A rollforward of the Company’s valuation allowances are as follows:

(in millions)	April 24, 2026	April 25, 2025	April 26, 2024
Valuation allowances, beginning of period	$462	$360	$273
Charges to tax expense	(429)	102	90
Charges to other accounts	180	—	(3)
Valuation allowances, end of period	$214	$462	$360
The increase in the valuation allowance in 2025 and 2024 was primarily due to an increase in the U.S. federal and State deferred tax assets. The decrease in the valuation allowance in 2026 primarily relates to the settlement of deferred tax assets for net operating losses and tax credit carryforwards through Net Parent investment. Pre-Separation, these net operating losses and tax credit carryforwards were included for purposes of the historical periods, and presented on a “carve-out” basis as they were available to be utilized by Medtronic. Post-Separation, these net operating losses and tax credit carryforwards are not available for future utilization by the Company and were settled through Net Parent investment immediately prior to the Separation. The remaining valuation allowance balance in 2026 increased from 2025 as a result of an increase in U.S. federal and State deferred tax assets.
The following table reconciles cash paid for income taxes for the year ended April 24, 2026:

(in millions)	April 24, 2026
Federal	$—
State	1
Foreign	1
Total Cash Paid for Income Taxes	$2

Following the Company’s adoption and prospective application of ASU 2023-09, the income tax expense (benefit) differs from the amount computed by applying the U.S. federal statutory rate of 21.0% to income before income taxes for the fiscal year ended April 24, 2026 as follows:

	Fiscal Year
(in millions, except percentages)	2026
U.S. federal statutory tax rate	$(40)	21.0%
Increase (decrease) in tax rate resulting from:
State and Local Income Taxes(1)	$2	(1.0)%
Effects of Cross-Border Tax Laws
Foreign Derived Intangible Income	$(6)	3.2%
Tax Credits
R&D Credit	$(20)	10.8%
Foreign Tax Credit	$(45)	23.6%
Changes in Valuation Allowance	$174	(92.0)%
Nontaxable or Nondeductible Items
Other	$2	(1.0)%
Other Adjustments	$1	(0.3)%
Foreign Tax Effects
Argentina
Changes in Valuation Allowance	$3	(1.6)%
Other	$(2)	1.2%
France
Intercompany Restructuring related to Separation(2)	$9	(5.0)%
Other	$1	(0.4)%
Germany	$2	(1.1)%
Ireland
Pillar Two	$3	(1.8)%
Other	$—	(0.2)%
Netherlands	$2	(1.3)%
Puerto Rico
Statutory Tax Rate Differential	$16	(8.3)%
Tax Holiday	$(26)	14.0%
Withholding Tax	$45	(23.6)%
Other	$1	(0.5)%
Other Foreign Jurisdictions	$5	(2.9)%
Changes in Unrecognized Tax Benefits	$1	(0.5)%
Effective Tax Rate	$128	(67.7)%
__________________
(1)State taxes in New York, Illinois, New Jersey, Minnesota, and Wisconsin made up the majority of the tax effect in this category
(2)Intercompany restructuring in connection with the Separation resulted in a net $16 million of tax expense, of which $9 million relates to France

Prior to the Company’s adoption of ASU 2023-09, income tax expense (benefit) differs from the amount computed by applying the U.S. federal statutory rate of 21.0% to income before income taxes for the fiscal year ended April 25, 2025 and April 26, 2024 as follows:

	Fiscal Year
(in millions)	2025	2024
U.S. federal statutory tax rate	21.0%	21.0%
Increase (decrease) in tax rate resulting from:
U.S. state taxes, net of federal tax benefit	(0.8)	(2.5)
Research and development credit	13.7	29.3
International	4.4	6.7
Foreign derived intangible income	0.3	6.9
Valuation allowance adjustment	(68.6)	(114.0)
Stock-based compensation	(1.2)	(2.8)
U.S. tax on foreign earnings	0.1	5.2
Other, net	(3.4)	(1.7)
Changes in unrecognized tax benefits	(0.9)	(2.3)
Effective tax rate	(35.4)%	(54.2)%
The Company’s operations in Puerto Rico benefit from a tax holiday which, as compared to the local statutory rate, favorably impacted earnings by $26 million, $13 million, and $15 million in fiscal years 2026, 2025, and 2024, respectively, and diluted earnings per share by $0.10, $0.05, and $0.06, in fiscal years 2026, 2025, and 2024, respectively. The tax holiday is conditional upon the Company meeting certain thresholds required under statutory law and, unless extended, is set to expire after fiscal year 2027.
On July 4, 2025, the U.S. Government enacted The One Big Beautiful Bill Act of 2025 which includes, among other provisions, changes to the U.S. corporate income tax system including the allowance of immediate expensing of qualifying research and development expenses and permanent extensions of certain provisions within the Tax Cuts and Jobs Act. Certain provisions are effective for the Company beginning fiscal year 2026 and the impact for the fiscal year ended April 24, 2026 was not material.
The Organization for Economic Co-operation and Development (OECD) published Pillar Two Model Rules defining the global minimum tax, which calls for the taxation of large multinational corporations at a minimum rate of 15% in each jurisdiction in which the group operates. The OECD has since issued administrative guidance providing transition and safe harbor rules around the implementation of the Pillar Two Global Minimum Tax. A number of countries, including Ireland, have enacted legislation to implement the core elements of Pillar Two, which were effective for the Company in fiscal year 2025. The Company recorded approximately $3 million of Pillar Two tax expense for the fiscal year ended April 24, 2026.
The Company recognizes the amount of income tax benefit that has a greater than 50% likelihood of being ultimately realized upon settlement. Changes in unrecognized tax benefits impacting the provision for income taxes of the Company have been reflected in the consolidated statements of operations. Interest and penalties are also recognized in income tax provision in the consolidated statements of operations. For uncertain tax positions that the Company expects to be legally liable for, unrecognized tax benefits inclusive of interest and penalties have been recorded to non-current liabilities on the consolidated balance sheets for the period ending April 24, 2026. In addition a receivable was recorded to represent the amount of the pre-Separation liability that would be reimbursed under the Tax Matters Agreement. A roll-forward of total unrecognized tax benefits attributable to the operations of the Company is as follows:

	Fiscal Year
(in millions)	2026	2025	2024
Gross unrecognized tax benefits at beginning of fiscal year	$—	$—	$—
Gross increases:
Current year tax positions	1	1	1
Gross decreases:
Prior year tax positions	—	—	—
Gross unrecognized tax benefits at end of fiscal year	1	1	1
Settled with Parent	(1)	(1)	(1)
Gross unrecognized tax benefits	$—	$—	$—
If all of the Company’s unrecognized tax benefits at April 24, 2026, April 25, 2025, and April 26, 2024 were recognized, $8 million, $13 million and $12 million would impact the Company’s effective tax rate, respectively. Although the Company believes that it has adequately provided for liabilities resulting from tax assessments by taxing authorities, positions taken by these tax authorities could have a material impact on the Company’s effective tax rate in future periods.
The Company recognizes interest and penalties related to income tax matters in income tax provision in the consolidated statements of operations. During fiscal years 2026, 2025 and 2024, the Company had accrued gross interest and penalties of $1 million, $3 million and $3 million, respectively, which were recorded to Net Investment from Parent. During fiscal years 2026, 2025 and 2024, the Company recognized a decrease to gross interest expense of $2 million, increase to gross interest expense of less than $1 million and an increase to gross interest expense of $1 million, respectively, in income tax provision in the consolidated statements of operations.
The Company reserves for uncertain tax positions related to unresolved matters with the IRS and other taxing authorities. These reserves are subject to a high degree of estimation and management judgment. Resolution of these unresolved matters, or positions taken by the IRS or other tax authorities during future tax audits, could have an impact on the Company’s financial results in future periods. The Company continues to believe that its reserves for uncertain tax positions are appropriate and that it has meritorious defenses for its tax filings and will vigorously defend them during the audit process, appellate process, and through litigation in courts.
Prior to the Separation, the Company was part of Medtronic’s consolidated U.S. federal income tax return, as well as separate and combined Medtronic income tax returns in numerous state and foreign jurisdictions. In connection with the Separation, we entered into a Tax Matters Agreement with Medtronic allocating responsibility and providing for the payment of tax liabilities and entitlement to refunds, cooperation in the filing of tax returns, and providing for certain other matters relating to taxes, including indemnities, and preservation of the intended tax treatment. Medtronic is under examination by numerous tax authorities in various jurisdictions globally.
The major jurisdictions in which the Company operated which are subject to examination are as follows:

Jurisdiction	Earliest Open Year
United States - federal and state	2017
Note 9. Stock-based Compensation
Medtronic Plans and Conversion of Medtronic Awards
Prior to the Separation, Medtronic granted stock awards under the 2021 Medtronic plc Long Term Incentive Plan (“Medtronic 2021 Plan”). The Medtronic 2021 Plan provides for the grant of stock options, restricted stock units (“RSUs”), performance share units (“PSUs”), other stock-based awards, and cash awards to employees and directors, including the Company’s personnel. Stock-based compensation granted pursuant to the Medtronic 2021 Plan was denominated in shares of Medtronic’s common stock. As such, all awards granted prior to the Company’s completion of its IPO on March 9, 2026, (the “Conversion Date”) were issued under the Medtronic 2021 Plan.
In connection with the Separation, on the Conversion Date, Medtronic outstanding RSUs and certain PSUs held by MiniMed employees were converted to MiniMed RSUs under the 2026 MiniMed Long-Term Incentive Plan. The awards were converted using the conversion ratio that was determined in accordance with the Employee Matters Agreement (as defined in Note 14. “Related Party Transactions”). The conversion ratio was based on the average closing prices of the Medtronic common stock for the last three trading days prior to the Separation and the Company’s common stock for the first three trading days following the Separation. Additionally, as part of the conversion, one of the Medtronic PSU awards was deemed satisfied at the target level, and one was deemed satisfied at the latest forecasted achievement level. All other vesting terms and conditions were not affected by the conversion. This change in the awards was considered to be a modification for accounting purposes. The incremental compensation cost recognized by the Company as a result of these modifications was not material. The roll-forward of restricted stock activity within the Restricted Stock Units section below reflects the amounts converted to MiniMed restricted stock units upon IPO.
Stock options and certain performance share units granted under the Medtronic plan and held by MiniMed employees remain structured to settle in Medtronic stock.
MiniMed Group, Inc. 2026 Long Term Incentive Plan
In connection with the Separation, on the Conversion Date, the Company implemented the MiniMed Group, Inc. 2026 Long Term Incentive Plan (the “MiniMed LTIP”) providing for the grant of non-qualified stock options, incentive stock options, stock appreciation rights, RSUs, PSUs, other stock-based awards, and cash-settled RSUs to eligible employees, non-employee directors, independent contractors, and consultants of the Company and its subsidiaries and affiliated entities. Stock-based compensation granted pursuant to the MiniMed LTIP is denominated in shares of the Company’s common stock. The MiniMed LTIP was approved by Medtronic, as sole shareholder of the Company, prior to the Company’s IPO and became effective in March 2026. The maximum aggregate number of shares of common stock that was approved for issuance under the MiniMed LTIP was the sum of (i) 33,697,602 shares and (ii) any shares relating to the MiniMed LTIP which become available for grants under the plan following the effective date pursuant to provisions of the plan. A total of 4.0 million shares underlying awards converted from Medtronic awards to MiniMed awards (as described in the section above), do not reduce the maximum aggregate number of shares of common stock that may be issued under the MiniMed LTIP. The Company estimates forfeitures at the time of grant and recognizes stock-based compensation expense based on the number of awards expected to vest. The Company uses historical data, including certain historical data from Medtronic, to estimate forfeitures and revises its estimates in subsequent periods if actual forfeitures differ from those estimates.

The following table presents the expense classification of stock-based compensation expense recognized by the Company for stock options, restricted stock units, performance share units, and employee stock purchase plans during the fiscal years 2026, 2025 and 2024:

	Fiscal Year
(in millions)	2026	2025	2024
Stock options	$6	$7	$7
Restricted stock units	24	21	20
Performance share units	13	11	8
Employee stock purchase plan	3	3	3
Total stock-based compensation expense	$46	$41	$38
Cost of products sold	$6	$5	$4
Research and development expense	30	8	8
Selling, general, and administrative expense	10	29	26
Total stock-based compensation expense	46	41	38
Income tax benefits	(7)	(6)	(6)
Total stock-based compensation expense, net of tax	$39	$35	$32
During the fiscal years 2026, 2025 and 2024, the Company recognized $30 million, $24 million, and $22 million, respectively, of stock compensation expense related to direct Company employees, and $16 million, $18 million, and $16 million, respectively of stock compensation expense related to allocations of Medtronic’s corporate and shared employee stock-based compensation expenses.
On March 9, 2026, the Company’s Compensation and Talent Committee approved equity grants to certain individuals (the “IPO Grants”). The IPO Grants were granted to executive officers in the form of stock options and PSUs and to non-executive individuals in the form of RSUs. The expense related to these grants will be amortized over the requisite service period of the awards, which ranges from one to four years. Also on March 9, 2026, the Board of Directors of the Company adopted the MiniMed Group, Inc Non-Employee Director Compensation Policy (the “Director Compensation Policy”). Pursuant to the policy, each non-employee director was granted RSUs which cliff vest on the anniversary of the grant date. The expense related to these grants will be amortized over the requisite service period of the awards.
The following quantitative stock option, restricted stock, and performance share unit information relates to awards to those employees specifically identified as employees of the Company.
Stock Options
Under the MiniMed LTIP, MiniMed granted stock options which expire 10 years from the grant date and vest over a service period of four years.
Options are granted at the exercise price, which is equal to the closing price of the Company’s common shares on the grant date. The options are non-qualified options with a ten-year life and a four-year graded vesting term. The Black-Scholes option pricing model (Black-Scholes model) is used to determine the fair value of stock options at the grant date. The fair value of stock options under the Black-Scholes model requires management to make assumptions regarding projected employee stock option exercise behaviors, risk-free interest rates, volatility of the Company’s stock price, and expected dividends. Expected volatility is based on a blend of historical volatility of peer companies and an implied volatility of the Company’s common shares. Implied volatility is based on a blended average peer group volatility due to a lack of trading history at the time of grant.
The Company’s tabular disclosures of stock option valuations for the periods presented include both (i) legacy Medtronic stock options presented on a carve-out basis for periods prior to the Separation and (ii) stock options granted by the Company subsequent to the IPO. As a result of the accelerated vesting and continued settlement in Medtronic shares for the legacy awards, the stock option valuation is not directly comparable across the periods presented. Stock options of the Company are subject to forfeiture if employment terminates prior to the completion of the requisite service period and are not considered outstanding common shares of the Company until exercised.
The following table provides the weighted average fair value of options granted to employees and the related assumptions used in the Black-Scholes model:

	Fiscal Year
	2026	2025	2024
Weighted average fair value of options granted	$7.40	$16.36	$18.44
Assumptions used:
Expected life (years)	6.5 years	6.1 years	6.1 years
Risk-free interest rate	3.8%	4.1%	4.2%
Volatility	32.9%	24.5%	24.3%
Dividend yield	—%	3.5%	3.2%
The following table summarizes stock option activity of the Company under the MiniMed LTIP for the fiscal year 2026:

	Options (in thousands)	Wtd. Avg. Exercise Price	Wtd. Avg. Remaining Contractual Term (in years)	Aggregate Intrinsic Value (in millions)
Outstanding options of MiniMed at April 25, 2025	—	$—
Granted	987	$18.00
Outstanding at April 24, 2026	987	$18.00	9.9	$—
Expected to vest at April 24, 2026	842	$18.00	9.9	—
Exercisable at April 24, 2026	—	$—	—	—
Unrecognized compensation expense related to outstanding stock options at April 24, 2026 was $7 million and is expected to be recognized over a weighted average period of 3.9 years.
Restricted Stock Units
Under the MiniMed LTIP, RSUs are expensed over the requisite service period and are subject to forfeiture if employment terminates prior to the completion of the requisite service period. Stock‑based compensation expense for RSUs is based on the grant‑date fair value of the award, which is equal to the closing price of the Company’s common stock on the grant date. The majority of RSU awards vest either ratably over four years or cliff vest after three years. RSUs are not considered issued or outstanding shares of the Company’s common stock until vested.
The Company’s tabular disclosures of RSU activity for the periods presented include both legacy Medtronic units presented on a carve-out basis for periods prior to the Separation and RSUs granted by the Company, and therefore the RSU activity is not directly comparable across the periods presented.

The following table summarizes RSU activity of the Company under the legacy Medtronic 2021 Plan for the fiscal year 2026:

	Units (in thousands)	Weighted Average Grant Date Fair Value
Nonvested Medtronic RSUs at April 25, 2025	499	$85.34
Changes in conveyance(1)	(82)	$84.36
Granted	300	$93.86
Vested	(132)	$89.65
Converted to MiniMed Plans	(584)	$88.79
Nonvested Medtronic RSUs at April 24, 2026	—	$—
__________________
(1) Includes changes in activity of awards due to actual employees conveyed from Medtronic to MiniMed as compared to prior estimates used before the Separation.
The following table summarizes RSU activity of the Company under the MiniMed LTIP for the fiscal year 2026:

	Units (in thousands)	Weighted Average Grant Date Fair Value
Nonvested MiniMed RSUs at April 25, 2025	—	$—
Converted from Medtronic Plans	3,977	$18.30
Granted	510	$18.00
Vested	(18)	$19.21
Forfeited/Cancelled	(13)	$17.20
Nonvested at April 24, 2026	4,456	$18.26
The following table summarizes the weighted-average grant date fair value of restricted stock granted and total fair value of restricted stock vested during the fiscals years 2026, 2025 and 2024.

	Fiscal Year
(in millions, except per share data)	2026	2025	2024
Weighted-average grant-date fair value per restricted stock	$18.00	$82.35	$82.02
Fair value of restricted stock vested	$12	$15	$12
Unrecognized compensation expense related to restricted stock as of April 24, 2026 was $56 million, and is expected to be recognized over a weighted average period of 2.5 years.
Performance Share Units
Following the Separation, the Company granted PSU awards with certain performance conditions and a market condition. Accordingly, the grant-date fair value of these awards was estimated using a Monte Carlo simulation model that incorporated assumptions regarding stock price volatility, expected term, risk-free interest rates, and the probability and timing of the triggering event. Compensation cost for these awards is recognized on a straight-line basis over the requisite service period and is not adjusted for actual outcomes of the market conditions, provided the requisite service is rendered.
Under the MiniMed LTIP, performance share units (“PSUs”) generally vest on a cliff basis after a one to three-year performance period and are subject to continued service through the vesting date. Prior to the Separation from Medtronic, PSU awards were granted under Medtronic plans and included various performance metrics. As a result, certain Medtronic PSU awards remained outstanding subsequent to the Separation date within the Medtronic 2021 Plan.
PSU awards are subject to forfeiture in the event of termination of employment prior to vesting and are not considered issued or outstanding shares of the Company until vesting occurs.
The following table summarizes performance share unit activity from the Separation date to the fiscal year ended April 24, 2026:

	Units (in thousands)	Weighted Average Grant Date Fair Value
Nonvested at April 25, 2025	—
Granted	169	$18.00
Vested	—	$—
Performance adjustments	—	$—
Forfeited/Cancelled	—	$—
Nonvested at April 24, 2026	169	$18.00
The total fair value of performance share units vested and related tax benefit during the fiscal years 2026, 2025 and 2024 was not significant. Unrecognized compensation expense related to performance share units as of April 24, 2026 was not material and is expected to be recognized over a weighted average period of approximately 11 months.
Employee Stock Purchase Plan
In March 2026, the Company adopted the 2026 Employee Stock Purchase Plan (the “ESPP”), which enables eligible employees to purchase shares of the Company’s common stock using after-tax payroll deductions, subject to certain conditions. The ESPP is intended to qualify as an employee stock purchase plan within the meaning of Section 423 of the Internal Revenue Code.
The ESPP authorizes the issuance of 8,424,400 shares of common stock pursuant to purchase rights granted to employees. The number of shares of common stock reserved for issuance increases on May 1st each calendar year, from May 1, 2027 through May 1, 2036, by the lesser of (i) 8,424,400 Shares (ii) one percent (1%) of the number of shares issued and outstanding on the immediately preceding April 30, or (iii) such lesser number of shares as determined by the Compensation and Talent Committee of the Board of Directors. On March 9, 2026, the number of shares of common stock reserved for issuance under our ESPP was 8,424,400 shares. As April 24, 2026, no shares of our common stock had been purchased under the ESPP Plan.
The initial offering under the ESPP commenced on April 1, 2026 and consists of a short initial offering period with a purchase date of June 30, 2026. Following the initial offering, the ESPP is expected to operate on a recurring six‑month offering cycle, with offering periods beginning on January 1 and July 1 of each year and purchase dates occurring on June 30 and December 31.
Eligible employees may contribute through payroll deductions, up to 10% of their earnings for the purchase of common stock under the ESPP. The purchase price of common stock under the ESPP will be the lesser of: (a) 85% of the fair market value of a share of the Company’s common stock on the first date of an offering or (b) 85% of the fair market value of a share of the Company’s common stock on the date of purchase.

The assumptions used in the Black-Scholes model option-pricing model for the ESPP are as follows:

Fiscal Year
2026
Assumptions used:
Expected life (years)	0.3 years
Risk-free interest rate	3.67%
Volatility	32.54%
Dividend yield	—%
For the fiscal years ended April 25, 2025 and April 26, 2024, the ESPP plan under Medtronic did not have a look-back feature, and therefore no Black-Scholes valuation was necessary.
Common Stock Reserved for Future Issuance
The following shares of common stock are reserved for future issuance at April 24, 2026:

(in thousands of shares)
Shares underlying stock options issued and outstanding	987
Shares underlying RSUs and PSUs outstanding	4,627
Employee stock purchase plan	8,424
Shares authorized for future equity award grants	32,031
Total	46,069
Preferred Stock Authorization
In connection with the IPO, the Company filed an Amended and Restated Certificate of Incorporation that, among other things, authorized the issuance of 100 million shares of preferred stock. As of the date of issuance of the consolidated financial statements, no shares of preferred stock had been designated, issued, or were outstanding, and no rights or preferences had been established with respect to any series of preferred stock. The authorization of preferred stock did not have an impact on the Company’s consolidated financial statements for the quarterly periods presented.
Note 10. Leases
The Company leases office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. The Company determines whether a contract is a lease or contains a lease at inception date. Right-of-use assets represent the Company’s right to use the underlying asset for the lease term. Lease liabilities are the Company’s obligation to make the lease payments arising from a lease. As the Company’s leases typically do not provide an implicit rate, the Company’s lease liabilities are measured on a discounted basis using the Company’s incremental borrowing rate. Lease terms used in the recognition of right-of-use assets and lease liabilities include only options to extend the lease that are reasonably certain to be exercised. Additionally, lease terms underlying the right-of-use assets and lease liabilities consider terminations that are reasonably certain to be executed.
The Company’s lease agreements include leases that have both lease and associated nonlease components. The Company has elected to account for lease components and the associated nonlease components as a single lease component. The combined balance sheets do not include recognized assets or liabilities for leases that, at the commencement date, have a term of twelve months or less and do not include an option to purchase the underlying asset that is reasonably certain to be exercised. The Company recognizes such leases in the consolidated statements of operations on a straight-line basis over the lease term. Additionally, the Company recognizes variable lease payments not included in its lease liabilities in the period in which the obligation for those payments is incurred.
The right-of-use assets, lease liabilities, lease costs, cash flows, and lease maturities associated with finance leases were not material to the consolidated financial statements at April 24, 2026 and April 25, 2025. The following table summarizes the balance sheet classification of the Company’s operating leases, including the amounts of the right-of-use assets and lease liabilities at April 24, 2026 and April 25, 2025:

(in millions)	Balance Sheet Classification	April 24, 2026	April 25, 2025
Right-of-use assets	Other assets	$52	$66
Current liability	Other accrued expenses	$8	$11
Non-current liability	Other liabilities	$45	$56
The following table summarizes the weighted-average remaining lease term and weighted-average discount rate for the Company’s operating leases at April 24, 2026 and April 25, 2025.

	April 24, 2026	April 25, 2025
Weighted-average remaining lease term	8.0 Years	8.1 Years
Weighted-average discount rate	3.0%	3.9%
Operating lease costs were $9 million, $11 million and $10 million for fiscal years 2026, 2025 and 2024, respectively. Short-term and variable lease costs were not material in the periods presented.
The following table summarizes the cash paid for amounts included in the measurement of operating lease liabilities and right-of-use assets obtained in exchange for operating lease liabilities for fiscal years 2026, 2025 and 2024:

	Fiscal Year
(in millions)	2026	2025	2024
Cash payments for operating leases	$10	$11	$10
Additions and modifications to right-of-use assets	3	28	29
The following table summarizes the maturities of the Company’s operating leases at April 24, 2026:

(in millions) Fiscal Year	Operating Leases
2027	$10
2028	10
2029	9
2030	7
2031	5
Thereafter	20
Total expected lease payments	61
Less: Imputed interest	(8)
Total lease liability	$53
Note 11. Research and Development Funding Arrangements
In fiscal year 2021, MiniMed entered into certain arrangements with affiliates of Blackstone Life Sciences Advisors L.L.C. (collectively, “Blackstone”) to receive funding related to the development of specific diabetes products (each, a “Blackstone Agreement” and collectively, the “Blackstone Agreements”). As there is substantive and genuine transfer of risk to Blackstone, the development funding was recognized by Medtronic as an obligation to perform contractual services. The Company recognized the funding as income within other operating expense (income), net as the research and development costs were incurred and funding payments became due. The Company recognized no income, $46 million of income, and $60 million of income during the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024, respectively, in other operating expense (income), net in the consolidated statements of operations in connection with these Blackstone Agreements. As of April 25, 2025, the

Company had recognized all eligible funding under these arrangements in the amount of $324 million, of which $212 million pertains to co-development arrangements for which there are ongoing development and commercialization plans, specifically, our MiniMed Flex insulin pump and MiniMed Fit patch pump.
For each applicable diabetes product, during the first two years following regulatory approval in the U.S. and commercial launch of each such product, Blackstone will earn the greater of: (i) mid-to-high single digit royalty percentage of applicable net sales for each product, and (ii) specified minimum payments up to $157 million and $162 million for the MiniMed Flex insulin pump and the MiniMed Fit patch pump, respectively. After the first two years following regulatory approval in the U.S. and commercial launch of each product, the Company’s royalty obligations continue at a mid-to-high single digit royalty percentage of applicable net sales until aggregate royalty payments since commercial launch have reached an amount equal to a low single digit multiple of the aggregate funding (the “Net Sales Threshold”) provided by Blackstone under such agreement. If a development project is delayed, the Net Sales Threshold will be subject to certain upward adjustments. Once the Net Sales Threshold is reached, Blackstone will continue to earn royalties for five years at a low single digit royalty percentage of applicable net sales. On March 18, 2026, the MiniMed Flex insulin pump received regulatory approval, and commercial launch was considered probable. As a result, the Company recognized $157 million of expense associated with this approval. The charge was recognized within other operating expense (income), net during the fourth quarter of fiscal year 2026 and primarily within other liabilities in the consolidated balance sheets as of April 24, 2026. As of April 24, 2026, no Blackstone-funded products had been commercially launched.
Each Blackstone Agreement is subject to termination by Blackstone or by the Company in certain circumstances described further below. Blackstone may terminate a Blackstone Agreement: (i) if the Company fails to make certain capital investments and are unable to manufacture sufficient quantities of the product, (ii) if the Company is enjoined from continuing product development or commercialization, (iii) if the Company acquires rights to a competing product to the applicable product in certain specified markets, or (iv) if certain specified fundamental changes to the Company, or to the Company’s rights to the product, occur. The Company may terminate any of the Blackstone Agreements for any reason by providing prior written notice to Blackstone. If the Company or Blackstone elect to terminate a Blackstone Agreement for one of the reasons described above, the Company will be required to make a termination payment to Blackstone of a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, and its royalty payment obligation under the affected agreement will also continue in certain termination circumstances. If the Company acquires rights to a competing product in certain specified markets, Blackstone has the option to terminate the Agreement and receive a termination payment from the Company equal to a multiple of the funded amounts under the applicable agreement, which may be up to $216 million for each such termination, or continue to be eligible for the royalty payments on the product subject to the Blackstone Agreement; provided that if the product subject to the Blackstone Agreement has already been submitted for regulatory approval for commercial use at the time the competing product is acquired and Blackstone elects to receive royalty payments, such royalty payments would apply to both the product subject to the Blackstone Agreement and the competing product. The Company or Blackstone may also terminate a Blackstone Agreement if the other party materially breaches the agreement, subject to customary notice and cure provisions, and in certain such termination circumstances, a payment to Blackstone of a multiple of the funded amounts would be required, which may be up to $216 million for each such termination. At the time of executing these contracts, the occurrence of such circumstances was deemed to be remote. The Company may also terminate a Blackstone Agreement if the relevant product is determined to be technically infeasible, although the Company’s royalty payment obligation to Blackstone will survive such termination.
During fiscal year 2025, by mutual agreement, two co-development agreements with Blackstone were terminated. One agreement, for the development of an extended-wear infusion set with a built-in CGM and transmitter, was terminated for technical infeasibility prior to full funding, with no termination charges recorded within the consolidated financial statements. The obligation to pay Blackstone royalties on this product’s net sales continues if the development and commercialization of this product are completed in the future. The other agreement was terminated following a contractual dispute with Blackstone related to the alleged acquisition of a competing product. To resolve the contractual dispute, Blackstone and the Company mutually agreed to terminate the agreement, and following the termination the Company was relieved of any continuing obligations under the agreement other than customary survival provisions. The Company recognized $165 million of litigation charges during fiscal year 2025 in connection with the resolution of the contractual dispute.
Note 12. Commitments and Contingencies
Legal Matters
The Company and its affiliates are involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, shareholder related matters, environmental proceedings, tax disputes, and governmental proceedings and investigations, including those described below. With respect to governmental proceedings and investigations, like other companies in our industry, the Company is subject to extensive regulation by national, state, and local governmental agencies in the U.S. and in other jurisdictions in which the Company and its affiliates operate. As a result, interaction with governmental agencies is ongoing. The Company’s standard practice is to cooperate with regulators and investigators in responding to inquiries. With respect to intellectual property disputes, the Company is involved in or at risk for litigation relating to patents, trademarks, copyrights, trade secrets, and other intellectual property (“IP”) rights, and licenses, acquisitions or other agreements relating to such rights. This litigation includes, but is not limited to, alleged infringement, misappropriation, or other violation of IP rights, or breach of obligations related to IP rights, or other claims asserted by competitors, individuals, or, consistent with a growing trend across technology-intensive industries, other entities created specifically to fund IP litigation. With respect to commercial disputes, antitrust and competition issues have gained increased prominence, enforcement and private litigation have increased globally, and the Company is involved in or at risk for antitrust litigation, investigations or enforcement actions regarding a range of commercial activities, including challenges to mergers and acquisition transactions, joint ventures, co-development or co-marketing arrangements, contracting practices, distribution agreements and employment agreements. The outcomes of legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the enforcement agencies or private claimants seek significant monetary damages and/or royalty payments, as well as other civil or criminal remedies (including injunctions barring or restricting the sale of products that are the subject of the proceeding, placing restrictions on competitive strategies or practices, or unwinding consummated transactions), any or all of which could have a material adverse impact on the Company’s consolidated earnings, financial position, and/or cash flows.
The Company records a liability in the consolidated financial statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages with incomplete scientific facts or legal discovery, involve unsubstantiated or indeterminate claims for damages, potentially involve penalties, fines or punitive damages, or could result in a change in business practice. The Company classifies certain specified litigation charges and gains related to significant legal matters as certain litigation charges, net in the consolidated statements of operations. The Company recognized $18 million and $165 million of certain litigation charges in the fiscal year ended April 24, 2026 and fiscal year ended April 25, 2025, respectively. Accrued liabilities for certain litigation charges at April 24, 2026 and April 25, 2025 were $18 million and $165 million, respectively. The ultimate cost to the Company with respect to accrued litigation could be materially different than the amount of the current estimates and accruals and could have a material adverse impact on the Company’s consolidated earnings, financial position, and/or cash flows. The Company includes accrued litigation in other accrued expenses, other liabilities and gains related to significant legal matters in other current assets on the consolidated balance sheets.
While it is not possible to predict the outcome of the legal matters discussed below with certainty, the Company believes it is possible that the costs associated with these matters could have a material adverse impact on the Company’s consolidated earnings, financial position, and/or cash flows, even in respect of those matters for which the Company believes that a potential loss is not currently probable.

Diabetes Pump Retainer Ring Litigation
Starting in fiscal year 2021, plaintiffs began filing lawsuits against the Company in U.S. state and federal courts seeking damages for alleged personal injuries, including deaths, caused by the Company’s Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021: in 2019, Medtronic issued an “urgent field safety notification” directing patients to inspect the clear retainer rings on affected Series 600 insulin pumps and, in certain circumstances, offered replacement insulin pumps (which was classified as a recall by the U.S. Food and Drug Administration (“FDA”) in 2020); in 2021, Medtronic expanded the recall to remove the Series 600 insulin pumps with clear retainer rings from the market. Plaintiffs have alleged that, due to a defective retainer ring, the insulin reservoir in their insulin pump could not be locked into place, causing over- or under-delivery of insulin allegedly resulting in hypoglycemia or hyperglycemia. As of June 17, 2026 there are 17 lawsuits filed on behalf of 60 individuals in the U.S.: 15 coordinated in California State Court, Los Angeles County; one in Washington State Court, Pierce County Superior Court; and one in U.S. District Court for the Western District of New York. One of the lawsuits in California State Court, Los Angeles County began a multi-plaintiff trial on May 11, 2026. which resulted in a verdict on June 17, 2026. The jury did not award any damages as to three plaintiffs, two of whom were pump users and one of whom was a loss of consortium plaintiff. As to the remaining plaintiff, a pump user, the jury found liability on certain claims and awarded $253,000 in damages, which we expect to be reduced by approximately one-third based on findings of contributory negligence. These verdicts are not final until a final judgment is entered by the court, after which the parties may engage in post-trial motions practice. Any appeal would occur only after entry of final judgment and resolution of any applicable post-trial motions. The Company cannot predict the timing, outcome, or ultimate impact of these proceedings at this time. In addition, in 2021 a purported class action lawsuit in Canada was filed against the Company in Ontario Superior Court that remains in early stages, with claims similar to those in the pending U.S. lawsuits. Plaintiffs’ firms have also notified the Company that they may file additional lawsuits in the U.S. on behalf of approximately two thousand additional claimants, with claims similar to those in the pending U.S. lawsuits. Many of these potential claims are currently subject to tolling arrangements. The Company is also aware of inquiries made by certain state attorneys general regarding its Series 600 insulin pumps, including information relating to the field corrective actions in 2019 and 2021. As of April 24, 2026, the Company had accrued $22 million in certain litigation charges in connection with certain pending and threatened claims and lawsuits, a portion of which relates to certain claimants who may become subject to a master settlement agreement. It is possible that the amount of the Company’s ultimate liability could materially differ from the amount currently accrued. The Company is currently unable to estimate a reasonably possible loss or range of loss in excess of the amounts accrued.
EOFlow International Arbitration
In 2023, affiliates of the Company entered into agreements (the “Acquisition Agreements”) to acquire EOFlow Co., Ltd. (“EOFlow”), a Korean company that had developed and commercialized insulin patch pump technology abroad. In mid-to-late 2023, it became apparent that EOFlow would be unable to meet multiple contractual obligations and closing conditions under the Acquisition Agreement. The Acquisition Agreements were terminated in late 2023. In mid-2024, EOFlow filed an arbitral claim against Medtronic before the Singapore International Arbitration Centre, asserting it is entitled to a $26 million break-up fee under the Acquisition Agreements and related letter agreements. The affiliates of the Company have asserted an arbitral counterclaim for EOFlow’s breaches of contractual representations and warranties in the Acquisition Agreements. On March 10, 2026, the Tribunal dismissed EOFlow’s claims against Medtronic without prejudice. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable.

Witkin False Claims Act Matter
In May 2011, a former sales representative filed a qui tam lawsuit against the Company in the U.S. District Court for the District of Massachusetts alleging violations of the False Claims Act in connection with sales of certain insulin pump products in the period from 2007 to 2014 and wrongful termination. The U.S. Department of Justice declined to intervene. The matter is currently proceeding with the nationwide phase of discovery after a several month stay while the Court evaluated the applicability of new precedent from the First Circuit Court of Appeals. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable and reasonably estimable. Additionally, the Company is unable to reasonably estimate the range of loss, if any, that may result from this matter.
Italian Payback Litigation
In 2015, “payback” legislation was enacted in Italy requiring companies selling medical devices to make payments to the Italian state if Italy’s medical device expenditures exceed annual regional maximum ceilings. The payment amounts are calculated based upon the amount by which the regional ceilings were exceeded for any given year. There has been significant scrutiny on the legality and enforceability of the payback law since its inception, and litigation challenging the law has been proceeding through the Italian Courts. Since the law was enacted, the Company has recognized an estimate for the amount of variable consideration. In connection with this matter, at April 25, 2025, $15 million and $38 million, as accrued rebates and other liabilities, respectively, in the consolidated balance sheets. These were not obligations of the Company following the Separation. During fiscal year 2025, two rulings by the Constitutional Court of Italy found that the medical device payback law is constitutional. Therefore, the Company increased its liability pertaining primarily to certain prior years since 2015 by $20 million during the fiscal year ended April 25, 2025, as a reduction to net sales in the consolidated statements of operations. In June 2025, the Italian government published a legislative decree confirming a reduction of the amounts due for years 2015 to 2018. As a result, the Company decreased its liability pertaining to these years by $7 million during the fiscal year ended April 24, 2026 and recorded a corresponding increase to net sales in the consolidated statements of operations. Discussions are ongoing between the Italian government and industry groups related to the applicability of this legislation for years 2019 and beyond. As such, it is possible that the amount of the Company’s liability could materially differ from the amount currently accrued.
Guarantees
In the normal course of business, the Company and/or its affiliates periodically enter into agreements that require one or more of the Company and/or its affiliates to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising as a result of the Company or its affiliates’ products, the negligence of the Company’s personnel, or claims alleging that the Company’s products infringe on third-party patents or other intellectual property. The Company also offers warranties on various products. The Company’s maximum exposure under these guarantees is unable to be estimated. Historically, the Company has not experienced significant losses on these types of guarantees. The historical financials previously reported by the Company covering periods prior to the Separation included the notional amounts of outstanding bid and performance bonds issued by banks pertaining to the Diabetes business of Medtronic. These bid and performance bonds are not obligations of the Company following the Separation.
Periodically, the Company will utilize a financial institution to issue a guarantee on behalf of the Company to support commercial commitments. Under the terms of these arrangements, the issuing financial institution guarantees our performance or payment to a beneficiary. As of April 24, 2026, the aggregated amount outstanding for these guarantees issued by financial institutions was not material to the consolidated financial statements.
Purchase Obligations
The Company has agreements with suppliers and other parties to purchase inventory, other goods and services and long-lived assets. Product inventory obligations consist primarily of purchase order commitments for raw materials used in the production of insulin pumps, cartridges and sensors, and finished goods infusion sets. Cancellation of outstanding purchase orders is generally allowed under the standard terms of our purchase order agreements, but may require payment of costs incurred through the date of cancellation. As of April 24, 2026, obligations under our purchase agreements were not material.
Note 13. Segment and Geographic Data
The Company derives its revenue primarily from sale of products focused on diabetes management, including insulin pumps, continuous glucose monitoring systems and sensors, and smart insulin pens. The Company manages its business activities on a consolidated basis and operates as one operating and reportable segment.
The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer. The CODM makes decisions about resource allocation, assesses performance of the business, and monitors budget versus actual results using net income (loss). Income or loss from operations is also considered when monitoring budget versus actual results. Significant expenses include cost of products sold, research and development expenses, selling, general and administrative expenses, and certain litigation charges, which are each separately presented on the Company’s consolidated statements of operations. Other segment items include other operating expense (income), net, non-operating expense (income),net, and income tax provision.
The Company’s CODM is provided with segment assets information on a consolidated basis for the evaluation of Company performance. Total segment assets were consistent with total assets reported in the Company’s consolidated balance sheets for the fiscal years ended April 24, 2026 and April 25, 2025.
Sales by Geographic Region and Customer Sales Channel
Net sales are attributed to the country based on the location of the customer taking possession of the products or in which the services are rendered. The following table presents net sales for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024 for countries with significant concentrations and all other countries:

	Fiscal Year
(in millions)	2026	2025	2024
U.S. (1)	$917	$903	$833
Rest of World	2,185	1,812	1,636
Total	$3,102	$2,715	$2,469
__________________
(1)U.S. includes the United States and U.S. territories.

	Fiscal Year
(in millions)	2026	2025	2024
Pumps	$546	$541	$540
Consumables	956	854	777
CGM	1,553	1,313	1,117
Other (1)	46	6	34
Total	$3,102	$2,715	$2,469
__________________
(1)Primarily includes revenue generated from the sale of smart insulin pens and services. Amounts in this line also reflect adjustments to the Company’s Italian payback accruals resulting from two rulings in 2024 by the Constitutional Court of Italy and the Legislative Decree published by the Italian government on June 30, 2025 for certain prior years since 2015. Refer to Note 12, “Commitments and Contingencies,” for more information.
Note 14. Related Party Transactions
Separation from Medtronic and Related Transactions
On March 6, 2026, the Company initiated its IPO pursuant to which 28,000,000 shares of its common stock were issued, at an offering price of $20.00 per share. The IPO closed on March 9, 2026.

In connection with the IPO and the Separation, the Company entered into a series of transactions with Medtronic pursuant to which Medtronic transferred the assets and liabilities comprising Medtronic’s Diabetes Business to the Company, and the Company issued shares of common stock to Medtronic. Immediately prior to the IPO, on March 5, 2026, the Company’s outstanding common stock was converted from 100 shares of common stock to 252,813,348 shares of common stock.
The Company (i) retained approximately $309 million of the net proceeds from the IPO, for general corporate purposes, and (ii) used the excess of the net proceeds to repay intercompany indebtedness owed to Medtronic under an intercompany note. Following the IPO, Medtronic owned 90% of the outstanding shares of the Company’s outstanding common stock. Medtronic has informed the Company that it intends to make a generally tax-free distribution to its shareholders of all or a portion of its remaining equity interest in the Company, but Medtronic has no obligation to complete such distribution.
In connection with the Separation, the Company entered into a series of agreements with Medtronic that establish the framework for the ongoing relationship between the parties, including:
•a separation agreement setting forth the transfer of certain assets and liabilities relating to the Diabetes business, termination of certain intercompany arrangements, and customary indemnification and transition-related provisions.
•a transition services agreement pursuant to which Medtronic will provide certain transitional administrative, operational, information technology, finance, and other support services for a defined period, subject to agreed-upon fees and service levels.
•a tax matters agreement, which governs the Company’s and Medtronic’s respective rights, responsibilities, and obligations with respect to tax matters, including tax liabilities, tax attributes, tax contests, and tax returns imposing certain restrictions intended to preserve the tax-free status of various transactions.
•an employee matters agreement, which addresses certain employment, compensation, benefits, and other employment-related matters, including the allocation and treatment of certain employee-related assets and liabilities and outstanding Medtronic equity awards.
•intellectual property cross-license agreements, which provide for cross-licenses that give the Company and Medtronic the freedom to operate in their respective businesses.
•a transitional trademark cross-license agreement and trademark co-existence agreement, which collectively govern the Company’s and Medtronic’s respective rights, responsibilities, and obligations with respect to intellectual property rights classified as trademarks.
•a registration rights agreement, pursuant to which the Company has granted Medtronic certain registration rights with respect to the shares of common stock owned by Medtronic following the completion of the IPO.
•Juncos lease and master services agreements, pursuant to which the Company provides a long-term lease and related services to Medtronic for a portion of the Company’s Juncos, Puerto Rico facility.
•transition manufacturing and supply agreements, pursuant to which Medtronic and its affiliates provide the Company, on a transitional basis, with certain manufacturing and assembly services with respect to certain products.
Consideration and costs for the transition services are determined using several billing methodologies as described in the agreements, including customary billing, pass-through billing, percent of sales billing or fixed fee billing. Costs for transition services provided by Medtronic, including a mark-up on those services, are recorded within the consolidated statements of operations based on the nature of the services. Consideration for transition services provided to Medtronic are recorded within the consolidated statements of operations based on the nature of the services and as an offset to expenses incurred to provide the services. Following the Separation, the Company recognized an immaterial amount of consideration for services provided to Medtronic and recognized costs of

$67 million for services provided by Medtronic in 2026 pursuant to the transitional arrangements between the parties.
Total amounts due from Medtronic of $455 million as of April 24, 2026 primarily consisted of receivables for revenue remittances from international entities. Amounts due to Medtronic of $137 million as of April 24, 2026 primarily consisted of payables for pass-through costs for third-party expenses.
The consolidated financial statements have been prepared on a stand-alone basis and are derived from the consolidated financial statements and accounting records of Medtronic for the period prior to the separation. The following discussion summarizes activity between the Company and Medtronic.
Allocation of General Corporate Expenses
During periods presented that were prior to the Company’s IPO, the Company’s operations were integrated with Medtronic and its affiliates, and the Company received services including, but not limited to finance and accounting, legal, information technology, employee benefits and incentives, and stock-based compensation. These consolidated financial statements reflect charges for these services. When specific identification was not practicable, a proportional cost allocation method was utilized, depending on the nature of the services received. See Note 1. “Description of the Business and Basis of Presentation,” for a discussion of the methodology used to allocate corporate-related costs for purposes of preparing these consolidated financial statements on a carve-out basis.
The major components of Medtronic corporate and shared expenses were as follows:

	Fiscal Year
(in millions)	2026	2025	2024
Cost of products sold	$37	$40	$38
Research and development expense	27	28	28
Selling, general, and administrative expenses	228	263	245
Other operating expense (income), net	6	12	11
Total	$298	$344	$322
Net Transfers from Parent
Net transfers from Parent are included within Net investment from Parent from the consolidated statements of equity and within financing activities in the consolidated statements of cash flows and represent the net effect of transactions between the Company and Medtronic. The reconciliation of net transfers to Parent between the consolidated statements of equity and the consolidated statements of cash flows were as follows:

	Fiscal Year
(in millions)	2026	2025	2024
Net transfers from Parent within Net investment from Parent per the Consolidated Statements of Equity	$363	$62	$160
Stock-based compensation expense	(41)	(41)	(38)
Multiemployer pension expense	(7)	(8)	(8)
Other transfers from parent in connection with IPO, net	92	(1)	(2)
Net transfers from Parent per the Consolidated Statements of Cash Flows	$407	$12	$112
Note 15. Pension
Historically, certain employees of MiniMed participated in retirement plans sponsored by Medtronic. In connection with the Separation, MiniMed assumed certain non‑U.S. defined benefit pension plan obligations and, for certain plans, plan assets related to active MiniMed employees that were legally transferred from Medtronic to MiniMed. These amounts are disclosed as “Transfers from Medtronic” in the following tables, and the net periodic benefit costs are included in the consolidated statement of operations. Prior to these employee transfers, these plans were accounted for as multi-employer plans and a proportionate allocation of service costs associated with MiniMed employees was reflected in the consolidated statements of operations.
As the plans are now sponsored by MiniMed, the Company accounts for these plans as single‑employer plans. The funded status of the plans is recognized on the consolidated balance sheet, and the net periodic benefit costs are reflected in the consolidated statements of operations.
The Company makes deposits for certain funded defined benefit plans with independent trustees. Trust funds and/or deposit with insurance companies are maintained to provide pension benefits to plan participants and their beneficiaries. Certain plans are unfunded in nature and therefore have no plan assets.
Net periodic benefit costs for the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024 were approximately $7 million, $8 million, and $8 million, respectively, and were comprised primarily of service costs. The majority of the expense for the fiscal year ended April 24, 2026 related to the period prior to the Separation and reflects allocated pension costs. In fiscal year 2026, service costs related to post-Separation conveyed plans were $1 million. Interest costs and expected return on plan assets were not material for the period.
The following table sets forth information related to the benefit obligations and the fair value of plan assets assumed by the Company in connection with the Separation from Medtronic for the fiscal year ended April 24, 2026 for the plans sponsored by the Company. Balances from April 26, 2024 through April 25, 2025 were not material for disclosure. The accumulated benefit obligation represents the actuarial present value of benefits based on employee service and compensation as of the measurement date and does not include assumptions about future compensation increases:

2026
Accumulated benefit obligation at end of year:	$48
Change in benefit obligation:
Projected benefit obligation at beginning of year	$2
Service cost	1
Interest cost	—
Participant contributions	—
Expenses paid	—
Transfers from Medtronic	50
Net actuarial loss	—
Currency exchange rate changes and other	(1)
Project benefit obligation at end of year	$52
Change in plan assets
Fair value of plan assets at beginning of year	$—
Actual return on plan assets	—
Employer contributions to plan	—
Participant contributions	—
Expenses paid	—
Transfers from Medtronic	34
Currency exchange rate changes and other	—
Fair value of plan assets at end of year	$34
Funded status at end of year:	$(18)
Amounts recognized on the consolidated balance sheet consist of:
Noncurrent assets	$—
Current liabilities	—
Noncurrent liabilities	(18)
Ending balance	$(18)
Pension plans with accumulated benefit obligations in excess of plan assets and plans with projected benefit obligations in excess of plan assets were as follows:

2026
Plans with accumulated benefit obligation in excess of plan assets
Accumulated benefit obligation	$48
Fair value of plan assets	$34
Plans with projected benefit obligation in excess of plan assets
Projected benefit obligation	$52
Fair value of plan assets	$34

Significant actuarial assumptions used in determining the benefit obligation and net periodic pension expense for pension plans are presented in the following table as weighted averages:

2026
Actuarial assumptions used to determine net periodic benefit obligations
Effective discount rate on benefit obligations	1.67%
Salary increase rate	2.65%
Cash balance interest credit rate	2.63%
Actuarial assumptions used to determine net periodic benefit cost
Effective discount rate on benefit obligations	1.67%
Effective rate for interest cost on benefit obligations	1.51%
Effective discount rate for service cost	2.08%
Effective rate for interest on service cost	1.92%
Expected return on assets	3.97%
Salary increase rate	2.65%
Cash balance interest credit rate	2.63%
The weighted average discount rates used to measure pension benefit obligations and net costs are set by reference to analyses based on each plan’s specific cash flows and applicable high‑quality bond indices. The Company utilizes a full yield curve approach in the estimation of the service cost and interest cost components by applying the specific spot rates along the yield curve used in the determination of the benefit obligation to the related projected cash flows.
Retirement Benefit Plan Investment Strategy
Pension plan assets are typically managed by decentralized fiduciary committees. There is significant variation in policy asset allocation from country to country. Local regulations, funding rules, and financial and tax considerations are part of the funding and investment allocation process in each country.
The plan did not hold any investments in the Company’s ordinary shares at April 24, 2026 or April 25, 2025.
Retirement Benefit Plan Funding
It is the Company’s policy to fund retirement costs within the limit of allowable tax deductions. During the fiscal year 2026, the Company’s contribution for pension benefits was not material.
The following table provides the estimated pension benefits that are payable from the plans to participants:

(in millions) Fiscal Year
2027	$3
2028	$3
2029	$3
2030	$3
2031	$3
2032-2036	$20

The changes in plan assets and projected benefit obligations recognized in other comprehensive loss for fiscal year 2026 are as follows:

(in millions)	2026
Prior service cost	$—
Net loss (gain) arising during the year	—
Effect of exchange rates	—
Total recognized in other comprehensive loss	$—
Total recognized in net periodic benefit cost and other comprehensive loss	$7
The balance of amounts recognized for non-U.S. plans in accumulated other comprehensive loss as of April 24, 2026 in the preceding table is presented based on the foreign currency exchange rates on that date.
Estimated amounts that will be amortized from accumulated other comprehensive loss over the next fiscal year is not material.
Retirement Plan Asset Allocation
The Company’s target weighted average asset allocation at April 24, 2026 are as follows:

2026
Equity securities	45%
Debt securities	55%
Fair Value Hierarchy
The following is a description of the valuation methodologies used for retirement benefit plan assets measured at fair value:
Registered investment companies: Valued at net asset values which are not publicly reported. The net asset values are calculated based on the valuation of the underlying assets. The underlying assets are valued at the quoted market prices of shares held by the plan at year-end in the active market on which the individual securities are traded.
Measurement using net asset value as a practical expedient is not used when it is determined to be probable that the fund will sell the investment for an amount different than the reported net asset value.
The methods described above may produce fair values that may not be indicative of net realizable value or reflective of future fair values. Furthermore, while the Company believes its valuation methodologies are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine fair value of certain instruments could result in a different fair value measurement at the reporting date.
The following table sets forth the retirement plans’ investments measured at fair value as of April 24, 2026.

(in millions)	Level 1	Level 2	Level 3	Assets measured at NAV	Total Assets
Cash	$5	$—	$—	$—	$5
Registered investment companies	—	—	—	29	29
	$5	$—	$—	$29	$34
The Company reviews the fair value hierarchy classification on an annual basis. There were no transfers into or out of Level 3 during the fiscal years ended April 24, 2026, April 25, 2025, and April 26, 2024.

MINIMED GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
(Unaudited)

	Three Months Ended
(in millions, except per share data)	July 31, 2026	July 25, 2025
Net sales	$843	$723
Cost of products sold	378	314
Gross profit	465	409
Operating expenses:
Research and development expense	115	125
Selling, general, and administrative expense	312	283
Certain litigation charges, net	(2)	17
Other operating expense (income), net	36	(2)
Operating income (expense)	5	(13)
Other non-operating expense (income), net	—	—
Income (loss) before income taxes	4	(13)
Income tax provision	4	3
Net income (loss)	—	(16)
Net income attributable to noncontrolling interests	—	(3)
Net income (loss) attributable to the Company	$—	$(19)

Earnings (loss) per share:
Basic and diluted	$0.00	$(0.08)
Weighted-average shares outstanding
Basic and diluted	281.0	252.8
The accompanying notes are an integral part of these condensed consolidated financial statements.

MINIMED GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)
(Unaudited)

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Net income (loss)	$—	$(16)
Other comprehensive income (loss):
Translation adjustment	(2)	11
Comprehensive loss:	$(2)	$(5)
The accompanying notes are an integral part of these condensed consolidated financial statements.

MINIMED GROUP, INC.
CONDENSED CONSOLIDATED BALANCE SHEETS

(in millions)	July 31, 2026 (Unaudited)	April 24, 2026
ASSETS
Current assets:
Cash and cash equivalents	$207	$298
Accounts receivable, less allowance for credit losses of $28 and $26, respectively	180	200
Due from Medtronic	602	455
Inventories	356	341
Other current assets	72	54
Total current assets	1,417	1,348
Property, plant, and equipment, net	736	711
Goodwill	2,255	2,256
Other intangible assets, net	100	107
Tax assets	58	61
Other assets	152	147
Total assets	$4,718	$4,630
LIABILITIES AND STOCKHOLDERS’ EQUITY
Current liabilities:
Accounts payable	$251	$163
Due to Medtronic	178	137
Accrued compensation	126	163
Accrued rebates	42	45
Other accrued expenses	185	194
Total current liabilities	782	702
Other liabilities	316	317
Total liabilities	1,098	1,019
Commitments and contingencies (Note 12)
Stockholders’ equity:
Common stock, par value $0.01, 1,000,000,000 shares authorized, 281,205,548 and 280,819,988 shares issued and outstanding, at July 31, 2026 and April 24, 2026, respectively	3	3
Preferred stock, par value $0.01, 100,000,000 shares authorized, none issued and outstanding	—	—
Additional paid-in capital	3,747	3,736
Accumulated deficit	(116)	(116)
Accumulated other comprehensive income	(14)	(12)
Total stockholders’ equity	3,620	3,611
Total liabilities and stockholders’ equity	$4,718	$4,630
The accompanying notes are an integral part of these condensed consolidated financial statements.

MINIMED GROUP, INC.
CONDENSED CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY
(Unaudited)

($ in millions) (shares in thousands)	Common Stock		Additional Paid-in Capital	Retained Earnings	Accumulated Other Comprehensive Loss	Total Stockholders’ Equity
	Shares	Par Value
April 24, 2026	280,820	$3	$3,736	$(116)	$(12)	$3,611
Net income (loss)	—	—	—	—	—	—
Foreign exchange translation	—	—	—	—	(2)	(2)
Issuance of shares under stock purchase and award plan	180	—	2	—	—	2
Stock-based compensation	—	—	10	—	—	10
Vesting of restricted stock units, net of shares withheld for taxes	206	—	(2)	—	—	(2)
July 31, 2026	281,206	$3	$3,747	$(116)	$(14)	$3,620

(in millions)	Parent Company Investment	Accumulated Other Comprehensive Income	Total Parent Company Equity

April 25, 2025	$3,328	$3	$3,330
Net loss	(16)	—	(16)
Net transfers from Parent	212	—	212
Other comprehensive income	—	11	11
July 25, 2025	$3,524	$13	$3,537
The accompanying notes are an integral part of these condensed consolidated financial statements.

MINIMED GROUP, INC.
UNAUDITED CONSOLIDATED STATEMENTS OF CASH FLOWS
(Unaudited)

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Operating Activities:
Net income (loss)	$—	$(16)
Adjustments to reconcile net loss to net cash provided by (used in) operating activities:
Depreciation and amortization	41	39
Provision for credit losses	6	3
Deferred income taxes	2	—
Stock-based compensation	10	9
Postretirement benefit plan expense	—	2
Other, net	1	11
Change in operating assets and liabilities:
Accounts receivable, net	13	(5)
Due from related parties	(161)	—
Inventories	(15)	(30)
Accounts payable and accrued liabilities	25	(171)
Due to related parties	53	—
Other operating assets and liabilities	(25)	18
Net cash used in operating activities	(49)	(141)
Investing Activities:
Additions to property, plant, and equipment	(41)	(53)
Other investing activities, net	—	(10)
Net cash used in investing activities	(41)	(63)
Financing Activities:
Net transfers from Parent	—	202
Net cash provided by financing activities	—	202
Effect of exchange rate changes on cash and cash equivalents	(1)	—
Net change in cash and cash equivalents	(91)	(2)
Cash and cash equivalents at beginning of period	298	11
Cash and cash equivalents at end of period	$207	$9

Supplemental Cash Flow Information
Capitalized costs in accounts payable and accrued liabilities	42	25
The accompanying notes are an integral part of these condensed consolidated financial statements.

MINIMED GROUP, INC.
NOTES TO UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS

Note 1. Description of the Business and Basis of Presentation
MiniMed Group, Inc. (“MiniMed” or the “Company”) is a medical technology company focused on the development, manufacture, and commercialization of insulin pumps, continuous glucose monitoring (“CGM”) systems, related consumables, smart pens, and digital health solutions for the management of Type 1 and Type 2 diabetes.
Basis of Presentation
The Company has prepared the accompanying unaudited condensed consolidated financial statements in accordance with accounting principles generally accepted in the United States (“U.S. GAAP”) for interim financial information and with the instructions to Form 10-Q and Article 10 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by U.S. GAAP for complete financial statements. In the opinion of management, the accompanying unaudited condensed consolidated financial statements include all adjustments, consisting only of normal and recurring adjustments, necessary for a fair statement of the Company’s financial position, results of operations, and cash flows for the interim periods presented.
These unaudited condensed consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 24, 2026, filed with the Securities and Exchange Commission (“SEC”). The financial results for the interim periods presented are not necessarily indicative of the results to be expected for the full fiscal year or any other future period. Figures within the condensed consolidated financial statements are rounded, and certain totals may not sum precisely.
Effective March 9, 2026, upon the closing of the Company’s initial public offering (“IPO”) and separation from Medtronic plc (“Medtronic” or “Parent”), the Company’s financial statements are presented on a consolidated basis. For periods prior to March 9, 2026, the Company operated as the diabetes business of Medtronic and did not exist as a separate, stand‑alone legal entity. Accordingly, financial data for periods prior to the IPO are presented on a carve-out basis derived from the historical financial statements and accounting records of Medtronic, reflecting the historical financial position, results of operations, and cash flows as historically managed within Medtronic. The Company continues to engage in transactions with Medtronic and certain of its affiliates, including pursuant to transition and other commercial arrangements entered into in connection with the Company’s separation from Medtronic (the “Separation”). Amounts due to and from Medtronic, as well as expenses incurred under these arrangements, are presented within the accompanying condensed consolidated financial statements. See Note 14, “Related Party Transactions,” for additional information.
Note 2. Summary of Significant Accounting Policies
Except as described below for derivatives, there have been no material changes to the Company’s significant accounting policies, during the three months ended July 31, 2026, as compared to those disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended April 24, 2026.
Use of Estimates
The preparation of the condensed consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the condensed consolidated financial statements and accompanying notes. Estimates are used when accounting for items such as income taxes, contingencies, goodwill and intangible assets, equity investments, rebates, and liability valuations. Actual results may or may not differ from those estimates.
Derivatives
The Company uses derivative financial instruments to mitigate exposures to changes in foreign currency exchange rates. The duration of these contracts is generally less than 12 months. Derivative instruments are used solely for risk management purposes and are not entered into for trading or speculative purposes. The Company’s foreign currency forward contracts are primarily used to economically hedge monetary assets and liabilities denominated in currencies other than the functional currency of the respective entity. The Company may designate certain derivative instruments as accounting hedges under ASC 815 when specific hedge accounting criteria are met. During the quarter ended July 31, 2026, none of the derivative instruments were designated hedges under ASC 815. Derivative instruments that are not designated as accounting hedges are intended to offset transaction gains and losses associated with the remeasurement of certain assets and liabilities denominated in currencies other than their functional currencies. All derivative instruments are recognized as either assets or liabilities on the consolidated balance sheets and measured at fair value at each reporting date. Changes in the fair value of derivative instruments that are not designated under ASC 815 are recognized in earnings in the period in which they occur.
Net Income (Loss) Per Share
Basic net income (loss) per share is calculated by dividing net income (loss) by the weighted average number of common shares that were outstanding for the period, without consideration for common share equivalents. Diluted net income (loss) per share is calculated by dividing the net income (loss) by the weighted-average number of dilutive common share equivalents outstanding for the period determined using the treasury-stock method. Dilutive common share equivalents are comprised of potential ESPP shares, unvested RSUs and PSUs, and stock options outstanding under our stock-based compensation plans. Adjustments to the denominator are required to reflect the related dilutive shares. For the period presented, there was no difference in the number of shares used to calculate basic and diluted shares outstanding as all potentially dilutive securities were anti-dilutive.
The following table sets forth potentially dilutive securities that were excluded from the diluted earnings per share calculation because the effect would be anti-dilutive, or issuance of such shares is contingent upon the satisfaction of certain conditions which were not satisfied by the end of the period. There were no equity awards and no dilutive equity instruments of the Company outstanding prior to the IPO.

Three Months Ended
(in thousands of common stock equivalent shares)	July 31, 2026
RSUs	5,419
PSUs	293
ESPP	62
Total	5,774
Recently Adopted Accounting Standards
For the three months ended July 31, 2026, there were no newly adopted accounting pronouncements that materially impacted the Company’s condensed consolidated financial statements.
Accounting Pronouncements Issued and Not Yet Adopted
The Company considers the applicability and impact of all accounting standards updates issued by the Financial Accounting Standards Board (“FASB”). There have been no material updates to the accounting pronouncements previously disclosed in the Annual Report on Form 10-K for the fiscal year ended April 24, 2026, and the Company does not expect any other recently issued accounting pronouncements to have a material impact on its condensed consolidated financial statements. For a discussion of accounting pronouncements issued but not yet adopted, refer to Note 2. “Summary of Significant Accounting Policies,” to the consolidated financial statements included in the Company’s most recently filed Annual Report on Form 10-K.
Note 3. Revenue
The Company’s revenues are principally derived from the sale of reusable and single-use products which together comprise automated insulin delivery (AID) systems and smart multiple daily injection (MDI) systems for diabetes management to individuals, distributors, healthcare providers, and other institutions globally.
The table below includes net sales by geography for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
U.S.(1)	$240	$212
International(2)	603	511
Total	$843	$723
__________________
(1)U.S. includes the United States and U.S. territories.
(2)International includes all other non-U.S. countries.
The table below includes net sales by product category for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Pumps	$144	$119
Consumables	261	229
CGM	431	360
Other (1)	7	15
Total	$843	$723
__________________
(1)Primarily includes revenue generated from the sale of smart insulin pens and services. Amounts in this line also reflect adjustments to the Company’s Italian payback accruals resulting from two rulings in 2024 by the Constitutional Court of Italy and the Legislative Decree published by the Italian government in 2025. Refer to Note 12. “Commitments and Contingencies,” for more information.
At July 31, 2026, $42 million of rebates and other adjustments were classified as accrued rebates in the condensed consolidated balance sheets. At April 24, 2026, $45 million of rebates and other adjustments were classified as accrued rebates and $2 million of rebates and other adjustments were classified as other liabilities in the consolidated balance sheets. There was $5 million and $6 million of return reserves classified as other accrued expenses in the consolidated balance sheets at July 31, 2026 and April 24, 2026, respectively.
During the three months ended July 25, 2025, the Company decreased its accrual for the Italian payback by $7 million resulting from the June 30, 2025 legislative decree published by the Italian government and formalized into law in August 2025 confirming a reduction of the amounts due for years 2015 to 2018. The changes in estimates related to the Italian payback accruals were recognized as adjustments to net sales in the condensed consolidated statements of operations. During the three months ended July 31, 2026, there were no revenue adjustments pertaining to the Italian payback accrual. Refer to Note 12. “Commitments and Contingencies,” for additional information. Other adjustments to variable consideration for the three months ended July 31, 2026 and July 25, 2025 were not material.
Deferred Revenue and Remaining Performance Obligations
Deferred revenue was $19 million at both July 31, 2026 and April 24, 2026. At July 31, 2026 and April 24, 2026, $14 million and $15 million were included in other accrued expenses, respectively, and $5 million and $4 million were included in other liabilities, respectively in the consolidated balance sheets. During the three months ended July 31, 2026, the Company recognized $7 million of revenue that was included in deferred revenue as of April 24, 2026. During the three months ended July 25, 2025, the Company recognized $4 million of revenue that was included in deferred revenue as of April 25, 2025.
Remaining performance obligations include goods and services that have not yet been delivered or provided under existing, noncancellable contracts with minimum purchase commitments. At July 31, 2026, the estimated revenue expected to be recognized in future periods related to unsatisfied performance obligations for executed contracts with an original duration of one year or more was approximately $46 million. The Company expects to recognize revenue on the majority of these remaining performance obligations over the next three years.

Note 4. Restructuring
The Company incurred certain restructuring charges during the three months ended July 31, 2026 and July 25, 2025 for individually immaterial restructuring activities. The restructuring, associated, and other costs for these activities primarily related to employee termination benefits provided to employees who had been involuntarily terminated.
The following table presents the classification of these restructuring, associated, and other costs in the condensed consolidated statements of operations for the restructuring activities for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Cost of products sold	$—	$—
Selling, general, and administrative expenses	—	—
Other operating expense (income), net	2	2
Total	$2	$3
For reported periods prior to the Separation, the Company’s financial statements included certain corporate allocations from Medtronic, including allocations for restructuring costs. Allocations of corporate restructuring activities for the three months ended July 25, 2025 are included within Note 14. “Related Party Transactions.”
As of July 31, 2026 and April 24, 2026, the restructuring liabilities recognized primarily in other accrued expenses were $22 million and $36 million, respectively. The following table provides a reconciliation of the beginning and ending restructuring liability balances.

(in millions)	Total
April 24, 2026	$36
Charges	2
Cash payments	(16)
July 31, 2026	$22
Note 5. Composition of Certain Financial Statement Items
Inventories
Inventories consisted of the following at July 31, 2026 and April 24, 2026:

(in millions)	July 31, 2026	April 24, 2026
Raw materials	$128	$128
Work in process	35	34
Finished goods	193	179
Total	$356	$341
Goodwill
As of July 31, 2026 and April 24, 2026, the carrying amount of goodwill was $2.3 billion in each period. The Company did not engage in any business combinations or other transactions that would affect the carrying amount of goodwill. The Company did not recognize any goodwill impairment charges during the three months ended July 31, 2026 and July 25, 2025.

Intangible Assets
The following table presents the gross carrying amount and accumulated amortization of intangible assets:

(in millions)	July 31, 2026		April 24, 2026
Intangible Assets	Gross Carrying Amount	Accumulated Amortization	Gross Carrying Amount	Accumulated Amortization
Purchased technology and patents	$245	$(153)	$245	$(147)
Customer-related	70	(63)	70	(63)
Trademarks, tradenames and other	5	(4)	5	(3)
Total	$321	$(221)	$321	$(214)
The Company did not recognize any definite-lived intangible asset impairment charges during the three months ended July 31, 2026 and July 25, 2025.
Amortization Expense
The following table presents the intangible asset amortization expense classification for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Cost of products sold	$6	$6
Selling, general, and administrative expense	1	1
Total amortization expense	$6	$7
Other Accrued Expenses
Other accrued expenses included in the consolidated balance sheets were as follows:

(in millions)	July 31, 2026	April 24, 2026
Contract termination accrual	$8	$24
Accrued income taxes	34	38
Accrued litigation charges	22	24
Accrued warranties	18	17
Deferred income	14	15
Operating lease obligations	9	8
Right of return	5	6
Other accrued expenses(1)	76	61
Total	$185	$194
__________________
(1)Other accrued expenses includes general accrued expenses as well as accruals related to restructuring, product remediation, clinical trials, and consultant fees.

Product Warranties
The following table provides a reconciliation of the changes in product warranty liabilities for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Balance at the beginning of the period	$63	$57
Provisions for warranties issued during the period	11	13
Settlements made during the period	(11)	(13)
Adjustment of prior estimates	5	—
Balance at end of the period	$68	$58
As of July 31, 2026 and April 24, 2026, total product warranty reserves were included in the following consolidated balance sheet accounts:

(in millions)	July 31, 2026	April 24, 2026
Other accrued expenses	$18	$17
Other liabilities	50	47
Total warranty reserves	$68	$63
Note 6. Financial Instruments
Equity Investments
The Company holds equity investments without readily determinable fair values and investments accounted for under the equity method. Equity investments that do not have readily determinable fair values are included within Level 3 of the fair value hierarchy, as they are measured using the measurement alternative at cost minus impairment, if any, plus or minus changes resulting from observable price changes in orderly transactions for an identical or similar investment of the same issuer.
The Company uses the equity method to account for investments in companies if it owns more than 20% of the investee company’s outstanding equity or the investment provides the Company with the ability to exercise significant influence but not control over the operating and financial policies of the investee. The Company assesses whether it has significant influence by considering various factors, including the nature and magnitude of the investment, voting rights held, and participation in the governance of the investee, if any. The Company may also consider additional relevant factors, such as the presence of other business relationships.
The following table summarizes the Company’s equity and other investments at July 31, 2026 and April 24, 2026, which are classified as other assets in the consolidated balance sheets:

(in millions)	July 31, 2026	April 24, 2026
Investments without readily determinable fair values	$73	$73
Equity method investments	2	2
Total equity investments	$75	$75
During the three months ended July 31, 2026 and July 25, 2025, the Company did not recognize any sales or impairments related to the Company’s portfolio of equity and other investments.
Non-Designated Hedging Contracts
During the quarter ended July 31, 2026, the Company entered into foreign currency forward contracts that were not designated as hedging instruments to offset the remeasurement gains and losses on foreign currency-denominated monetary assets and liabilities. These contracts were classified within Level 2 of the fair value hierarchy. The related fair values of these contracts were recorded to other current assets and other accrued expenses on the condensed consolidated balance sheet as of July 31, 2026, and were not material. The aggregate notional amount of these contracts was $499 million as of July 31, 2026. The net effect of gains and losses on the non-designated derivative instruments were recorded to other operating expense (income), net on the condensed consolidated statement of operations for the three months ended July 31, 2026 and were not material. The Company did not have any hedging activity during the prior year period presented.
Note 7. Debt
Supplier Financing Arrangements
The Company participates in a supplier financing program that provides participating suppliers the ability to finance payment obligations from the Company with a third-party financial institution in order to receive earlier payment. The Company’s standard payment term is 90 days. The Company’s outstanding payables to its suppliers, including amounts due and payment terms, are not affected by a supplier’s participation in the program. At July 31, 2026 and April 24, 2026, the Company had $10 million and $15 million, respectively, of outstanding payables associated with the supplier financing program recorded in Accounts payable in the condensed consolidated balance sheets.
Revolving Credit Facility
During fiscal 2026, the Company entered into a credit agreement that provides for a five‑year senior secured revolving credit facility (the “Revolving Credit Facility”) with an aggregate available principal amount of up to $500 million. The Revolving Credit Facility became available upon the completion of the Company’s IPO on March 9, 2026, and matures in March 2031. The Revolving Credit Facility contains customary representations and warranties, affirmative and negative covenants, and events of default. As of July 31, 2026, no amounts were outstanding under the Revolving Credit Facility, and the Company was in compliance with all applicable covenants.
Note 8. Income Taxes
For the three months ended July 31, 2026, the Company recognized income tax expense of $4 million on a pre-tax income of $4 million. For the three months ended July 25, 2025, the Company recognized income tax expense of $3 million on a pre-tax loss of $13 million. The Company’s effective tax rate for the three months ended July 31, 2026 was 96.7% as compared to negative 27.8% for the three months ended July 25, 2025, respectively. The increase in the effective tax rate for the three months ended July 31, 2026 primarily relates to year-over-year changes in operational results by jurisdiction and the impact of valuation allowances in certain jurisdictions.
The Company’s effective tax rate for the three months ended July 31, 2026 was higher than the U.S. federal statutory rate primarily due to the mix of pre-tax income and losses earned across jurisdictions and the impact of valuation allowances in certain jurisdictions. In addition, pursuant to U.S. GAAP interim reporting guidance, certain losses were required to be excluded from the tax rate calculation. These factors increased the Company’s effective tax rate for the quarter.
The Company’s effective tax rate for the three months ended July 25, 2025 was lower than the U.S. federal statutory rate primarily due to one-time restructuring charges that generated tax benefits, partially offset by the impact of valuation allowances in certain jurisdictions.

Note 9. Stock-based Compensation
The following table presents the expense classification of stock-based compensation expense recognized by the Company for stock options, restricted stock units, performance share units, and employee stock purchase plans for the three months ended July 31, 2026 and July 25, 2025:

	Three Months Ended
(in millions)	July 31, 2026	July 25, 2025
Stock options	$—	$1
Restricted stock units	9	5
Performance share units	—	2
Employee stock purchase plan	1	1
Total stock-based compensation expense	$10	$9

Cost of products sold	$1	$1
Research and development expense	4	2
Selling, general, and administrative expense	5	6
Total stock-based compensation expense	10	9
During the three months ended July 31, 2026, there was no stock-based compensation expense related to allocations of expense from Medtronic. During the three months ended July 25, 2025, the Company recognized $6 million of stock-based compensation expense related to direct Company employees, and $3 million of stock compensation expense related to allocations of Medtronic’s corporate and shared employee stock-based compensation expenses.
During the three months ended July 31, 2026, the Company granted restricted stock units and performance share units (“PSU”) to employees under the Company’s existing equity incentive plans. The aggregate grant date fair value of RSUs granted during the period was $46 million. The PSUs granted included an embedded market condition and the related grant date fair value was calculated based on a Monte Carlo methodology. The awards vest upon the Company’s actual performance relative to certain predefined metrics and subject to the awardee’s continued service through the measurement date of April 27, 2029. The aggregate grant-date fair value of PSUs granted during the period was approximately $16 million.
As of July 31, 2026, the total unamortized stock-based compensation expense of approximately $118 million will be recognized over the remaining weighted average vesting term of approximately 1.4 years.
Employee Stock Purchase Plan
During the three months ended July 31, 2026, employees purchased shares under the Employee Stock Purchase Plan (“ESPP”), and a new six-month offering period commenced on July 1, 2026. The fair value of the purchase rights granted during the quarter was determined using the Black-Scholes option-pricing model. The assumptions used in the Black-Scholes option pricing model for the ESPP were as follows:

Three Months Ended
July 31, 2026
Assumptions used:
Expected life (years)	0.5
Risk-free interest rate	3.96%
Volatility	33.68%
Dividend yield	—%

Note 10. Leases
The Company leases office, manufacturing, and research facilities and warehouses, as well as transportation and other equipment. The Company determines whether a contract is a lease or contains a lease at inception date.
The right-of-use assets, lease liabilities, lease costs, cash flows, and lease maturities associated with finance leases were not material to the condensed consolidated financial statements at July 31, 2026 and April 24, 2026. The following table summarizes the balance sheet classification of the Company’s operating leases, including the amounts of the right-of-use assets and lease liabilities at July 31, 2026 and April 24, 2026:

(in millions)	Balance Sheet Classification	July 31, 2026	April 24, 2026
Right-of-use assets	Other assets	$57	$52
Current liability	Other accrued expenses	$9	$8
Non-current liability	Other liabilities	$50	$45
Note 11. Research and Development Funding Arrangements
The Company has entered into certain research and development funding arrangements with affiliates of Blackstone Life Sciences Advisors L.L.C. (“Blackstone”). Additional information regarding these arrangements is included in the Company’s Annual Report on Form 10-K for the fiscal year ended April 24, 2026.
During fiscal year 2026, the MiniMed Flex insulin pump received regulatory approval, and commercial launch followed soon thereafter. As a result, the Company recognized a one-time charge of $157 million during the fourth quarter of fiscal 2026 related to future minimum royalty payment obligations to Blackstone. As of July 31, 2026, the carrying amount of the obligation associated with this Blackstone royalty arrangement was $157 million, with $16 million included in other accrued expenses and $141 million included within other liabilities on the condensed consolidated balance sheets. No payments were made under this obligation during the three months ended July 31, 2026. There were no material changes to the Company’s Blackstone arrangements during the three months ended July 31, 2026.
Note 12. Commitments and Contingencies
Legal Matters
The Company and its affiliates are involved in a number of legal actions from time to time involving product liability, employment, intellectual property and commercial disputes, shareholder related matters, environmental proceedings, tax disputes, and governmental proceedings and investigations, including those described below. With respect to governmental proceedings and investigations, like other companies in our industry, the Company is subject to extensive regulation by national, state, and local governmental agencies in the U.S. and in other jurisdictions in which the Company and its affiliates operate. As a result, interaction with governmental agencies is ongoing. The Company’s standard practice is to cooperate with regulators and investigators in responding to inquiries. With respect to intellectual property disputes, the Company is involved in or at risk for litigation relating to patents, trademarks, copyrights, trade secrets, and other intellectual property (“IP”) rights, and licenses, acquisitions or other agreements relating to such rights. This litigation includes, but is not limited to, alleged infringement, misappropriation, or other violation of IP rights, or breach of obligations related to IP rights, or other claims asserted by competitors, individuals, or, consistent with a growing trend across technology-intensive industries, other entities created specifically to fund IP litigation. With respect to commercial disputes, antitrust and competition issues have gained increased prominence, enforcement and private litigation have increased globally, and the Company is involved in or at risk for antitrust litigation, investigations or enforcement actions regarding a range of commercial activities, including challenges to mergers and acquisition transactions, joint ventures, co-development or co-marketing arrangements, contracting practices, distribution agreements and employment agreements. The outcomes of legal actions are not within the Company’s complete control and may not be known for prolonged periods of time. In some actions, the enforcement agencies or private claimants seek significant monetary damages and/or royalty payments, as well as other civil or criminal remedies (including injunctions barring or restricting the sale of products that are the subject of the proceeding, placing restrictions on competitive strategies or practices, or unwinding consummated transactions), any or all of which could have a material adverse impact on the Company’s consolidated earnings, financial position, and/or cash flows.
The Company records a liability in the condensed consolidated financial statements on an undiscounted basis for loss contingencies related to legal actions when a loss is known or considered probable and the amount may be reasonably estimated. If the reasonable estimate of a known or probable loss is a range, and no amount within the range is a better estimate than any other, the minimum amount of the range is accrued. If a material loss is reasonably possible but not known or probable, and may be reasonably estimated, the estimated loss or range of loss is disclosed. When determining the estimated loss or range of loss, significant judgment is required. Estimates of probable losses resulting from litigation and governmental proceedings involving the Company are inherently difficult to predict, particularly when the matters are in early procedural stages with incomplete scientific facts or legal discovery, involve unsubstantiated or indeterminate claims for damages, potentially involve penalties, fines or punitive damages, or could result in a change in business practice. The Company classifies certain specified litigation charges and gains related to significant legal matters as certain litigation charges, net in the condensed consolidated statements of operations. During the three months ended July 31, 2026, and July 25, 2025, the Company recognized a reversal of a previously accrued litigation charges of $2 million and a charge of $17 million, respectively. Accrued liabilities for certain litigation charges at July 31, 2026 and April 24, 2026 were $22 million and $24 million, respectively. For the period ended April 24, 2026, the accrued litigation charges were offset by a $6 million receivable from a favorable judgment in a particular legal matter. The ultimate cost to the Company with respect to accrued litigation could be materially different than the amount of the current estimates and accruals and could have a material adverse impact on the Company’s consolidated earnings, financial position, and/or cash flows. The Company includes accrued litigation in other accrued expenses, other liabilities and gains related to significant legal matters in other current assets on the consolidated balance sheets.
While it is not possible to predict the outcome of the legal matters discussed below with certainty, the Company believes it is possible that the costs associated with these matters could have a material adverse impact on the Company’s consolidated earnings, financial position, and/or cash flows, even in respect of those matters for which the Company believes that a potential loss is not currently probable.
Diabetes Pump Retainer Ring Litigation
Starting in fiscal year 2021, plaintiffs began filing lawsuits against the Company in U.S. state and federal courts seeking damages for alleged personal injuries, including deaths, caused by the Company’s Series 600 insulin pumps with allegedly defective clear retainer rings that were subject to field corrective actions in 2019 and 2021: in 2019, Medtronic issued an “urgent field safety notification” directing patients to inspect the clear retainer rings on affected Series 600 insulin pumps and, in certain circumstances, offered replacement insulin pumps (which was classified as a recall by the U.S. Food and Drug Administration (“FDA”) in 2020); in 2021, Medtronic expanded the recall to remove the Series 600 insulin pumps with clear retainer rings from the market. Plaintiffs have alleged that, due to a defective retainer ring, the insulin reservoir in their insulin pump could not be locked into place, causing over- or under-delivery of insulin allegedly resulting in hypoglycemia or hyperglycemia. As of August 2026, there were 28 lawsuits filed on behalf of 109 individuals in the U.S.: 26 coordinated in California State Court, Los Angeles County; one in U.S. District Court of the Western District of Washington, and one in U.S. District Court for the Western District of New York. One of the lawsuits in California State Court, Los Angeles County began a multi-plaintiff trial on May 11, 2026, which resulted in a verdict on June 17, 2026. The jury did not award any damages as to three plaintiffs, two of whom were pump users and one of whom was a loss of consortium plaintiff. As to the remaining plaintiff, a pump user, the jury found liability on certain claims and awarded damages of approximately $253,000, which were reduced by approximately one-third based on findings of proportionate responsibility. The court entered judgment on the verdict in August 2026. The parties may pursue post-trial motions, and any appeal would be subject to the outcome of those proceedings. The Company cannot predict the timing, outcome, or ultimate impact of these proceedings at this time. In addition, in 2021 a purported class action lawsuit in Canada was filed against the Company in Ontario Superior Court that remains in early stages, with claims similar to those in the pending U.S. lawsuits. Plaintiffs’ firms have also notified the Company that they may file additional lawsuits in the U.S. on behalf of approximately two thousand additional claimants, with claims similar to those in the pending U.S. lawsuits. Many of these potential claims are currently subject to tolling arrangements. The Company is also aware of inquiries made by certain state attorneys general regarding its Series 600 insulin pumps, including information relating to the field corrective actions in 2019 and 2021. As of July 31, 2026, and April 24, 2026, the Company had accrued $20 million and $22 million, respectively, in certain litigation charges in connection with certain pending and threatened claims and lawsuits, a portion of which relates to certain claimants who may become subject to a master settlement agreement. It is possible that the amount of the Company’s ultimate liability could materially differ from the amount currently accrued. The Company is currently unable to estimate a reasonably possible loss or range of loss in excess of the amounts accrued.
EOFlow International Arbitration
In 2023, affiliates of the Company entered into agreements (the “Acquisition Agreements”) to acquire EOFlow Co., Ltd. (“EOFlow”), a Korean company that had developed and commercialized insulin patch pump technology abroad. In mid-to-late 2023, it became apparent that EOFlow would be unable to meet multiple contractual obligations and closing conditions under the Acquisition Agreement. The Acquisition Agreements were terminated in late 2023. In mid-2024, EOFlow filed an arbitral claim against Medtronic before the Singapore International Arbitration Centre, asserting it is entitled to a $26 million break-up fee under the Acquisition Agreements and related letter agreements. The affiliates of the Company have asserted an arbitral counterclaim for EOFlow’s breaches of contractual representations and warranties in the Acquisition Agreements. On March 10, 2026, the Tribunal dismissed EOFlow’s claims against Medtronic without prejudice. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable.
Witkin False Claims Act Matter
In May 2011, a former sales representative filed a qui tam lawsuit against the Company in the U.S. District Court for the District of Massachusetts alleging violations of the False Claims Act in connection with sales of certain insulin pump products in the period from 2007 to 2014 and wrongful termination. The U.S. Department of Justice declined to intervene. The matter is currently proceeding with the nationwide phase of discovery after a several month stay while the Court evaluated the applicability of new precedent from the First Circuit Court of Appeals. The Company has not recorded an expense in connection with this matter because the Company believes any potential loss is not currently probable and reasonably estimable. Additionally, the Company is unable to reasonably estimate the range of loss, if any, that may result from this matter.
Italian Payback Litigation
In 2015, “payback” legislation was enacted in Italy requiring companies selling medical devices to make payments to the Italian state if Italy’s medical device expenditures exceed annual regional maximum ceilings. The payment amounts are calculated based upon the amount by which the regional ceilings were exceeded for any given year. There has been significant scrutiny on the legality and enforceability of the payback law since its inception, and litigation challenging the law has been proceeding through the Italian Courts. Since the law was enacted, the Company had recognized an estimate for the amount of variable consideration. In 2025, two rulings by the Constitutional Court of Italy found that the medical device payback law was constitutional. In June 2025, the Italian government published a legislative decree confirming a reduction of the amounts due for years 2015 to 2018. As a result, the Company decreased its liability pertaining to these years by $7 million during the three months ended July 25, 2025 and recorded a corresponding increase to net sales in the condensed consolidated statements of operations. No such adjustments were recorded during the three months ended July 31, 2026. While developments related to this matter continue, obligations associated with this matter were not retained by the Company following the Separation.
Guarantees
In the normal course of business, the Company and/or its affiliates periodically enter into agreements that require one or more of the Company and/or its affiliates to indemnify customers or suppliers for specific risks, such as claims for injury or property damage arising as a result of the Company or its affiliates’ products, the negligence of the Company’s personnel, or claims alleging that the Company’s products infringe on third-party patents or other intellectual property. The Company also offers warranties on various products. The Company’s maximum exposure under these guarantees is unable to be estimated. Historically, the Company has not experienced significant losses on these types of guarantees.

Periodically, the Company will utilize a financial institution to issue a guarantee on behalf of the Company to support commercial commitments. Under the terms of these arrangements, the issuing financial institution guarantees our performance or payment to a beneficiary. As of July 31, 2026, and April 24, 2026, the aggregate amount outstanding for these guarantees was not material to the condensed consolidated financial statements.
Purchase Obligations
The Company has agreements with suppliers and other parties to purchase inventory, other goods and services and long-lived assets. Product inventory obligations consist primarily of purchase order commitments for raw materials used in the production of insulin pumps, cartridges and sensors, and finished goods infusion sets. Cancellation of outstanding purchase orders is generally allowed under the standard terms of our purchase order agreements, but may require payment of costs incurred through the date of cancellation. As of July 31, 2026, obligations under our purchase agreements were not material.
Note 13. Segment Information
The Company derives its revenue primarily from the sale of products focused on diabetes management, including insulin pumps, continuous glucose monitoring systems and sensors, and smart insulin pens. The Company manages its business activities on a consolidated basis and operates as one operating and reportable segment. Disaggregated revenue by geographic region and product type is presented in Note 3. “Revenue.”
The Company’s chief operating decision maker (“CODM”) is the Company’s Chief Executive Officer. The CODM makes decisions about resource allocation, assesses performance of the business, and monitors budget versus actual results using net income (loss). Income or loss from operations is also considered when monitoring budget versus actual results. Significant expenses include cost of products sold, research and development expenses, selling, general and administrative expenses, and certain litigation charges, which are each separately presented on the Company’s condensed consolidated statements of operations. Other segment items include other operating expense (income), net, non-operating expense (income),net, and income tax provision, which are consistent with those items presented on the Company’s condensed consolidated statements of operations.
The Company’s CODM is provided with segment assets information on a consolidated basis for the evaluation of Company performance. Total segment assets were consistent with total assets reported in the Company’s consolidated balance sheets for the periods ended July 31, 2026 and April 24, 2026.
Note 14. Related Party Transactions
Separation from Medtronic and Related Transactions
The Company completed its separation from Medtronic on March 9, 2026 in connection with its IPO. The Company continues to engage in transactions with Medtronic under various separation-related agreements, including transition services, manufacturing and supply, tax, employee matters and intellectual property agreements as disclosed in the Company’s Annual Report on Form 10-K for the fiscal year ended April 24, 2026.
Consideration and costs for the transition services are determined using several billing methodologies as described in the agreements, including customary billing, pass-through billing, percent of sales billing or fixed fee billing. Costs for transition services provided by Medtronic, including a mark-up on those services, are recorded within the consolidated statements of operations based on the nature of the services. Consideration for transition services provided to Medtronic are recorded within the consolidated statements of operations based on the nature of the services and as an offset to expenses incurred to provide the services. During the three months ended July 31, 2026, the Company recognized $1 million of consideration for services provided to Medtronic and recognized costs of $95 million for services provided by Medtronic pursuant to the transitional arrangements between the parties.
Total amounts due from Medtronic of $602 million as of July 31, 2026 primarily consisted of receivables for revenue remittances from international entities. Amounts due to Medtronic of $178 million as of July 31, 2026 primarily consisted of payables for pass-through costs for third-party expenses.

Allocation of General Corporate Expenses
During periods presented prior to the Company’s IPO, the Company’s operations were integrated with Medtronic and its affiliates, and the Company received services including, but not limited to finance and accounting, legal, information technology, employee benefits and incentives, and stock-based compensation. These condensed consolidated financial statements reflect charges for these services. When specific identification was not practicable, a proportional cost allocation method was utilized, depending on the nature of the services received.
The major components of Medtronic corporate and shared expenses for periods prior to the Separation were as follows:

Three Months Ended
(in millions)	July 25, 2025
Cost of products sold	$11
Research and development expense	8
Selling, general, and administrative expenses	66
Other operating expense (income), net	2
Total	$87
Net Transfers from Parent
Net transfers from Parent are included within Net investment from Parent in the condensed consolidated statements of equity and within financing activities in the condensed consolidated statements of cash flows and represent the net effect of transactions between the Company and Medtronic for periods prior to the Separation. The reconciliation of net transfers from parent between the condensed consolidated statements of equity and the condensed consolidated statements of cash flows were as follows:

Three Months Ended
(in millions)	July 25, 2025
Net transfers from Parent per the Condensed Consolidated Statements of Equity	$212
Stock-based compensation expense	(9)
Multi-employer pension expense	(2)
Other, net	1
Net transfers from Parent per the Condensed Consolidated Statements of Cash Flows	$202

THE INFORMATION AGENT FOR THIS EXCHANGE OFFER IS:
D.F. King & Co., Inc.
28 Liberty Street, 53rd Floor
New York, New York 10005
Shareholders call: (877) 361-7972
Banks, Brokers, and all others outside the United States call: (646) 845-0146
Email: minimed@dfking.com
Questions and requests for assistance may be directed to the information agent at the address and telephone numbers listed above. Additional copies of this prospectus, the letter of transmittal, and other Exchange Offer materials may be obtained from the information agent as set forth above.
You may also contact your broker, dealer, commercial bank, trust company, custodian, or other nominee for assistance concerning the Exchange Offer.
THE EXCHANGE AGENT FOR THIS EXCHANGE OFFER IS:
Equiniti Trust Company, LLC

By Registered or Certified Mail or Overnight Courier:
Equiniti Trust Company, LLC Shareowner Services Voluntary Corporate Actions 1110 Centre Pointe Curve, Suite 101 Mendota Heights, Minnesota 55120